Form 20-F
period 2021-12-31
Evaxion Biotech A/S
filed 2022-03-31
CIK 1828253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39950

Evaxion Biotech A/S

(Exact name of Registrant as specified in its charter)

Not Applicable	The Kingdom of Denmark
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Dr. Neergaards Vej 5f DK-2970 Hoersholm, Denmark

(Address of principal executive offices)

Lars Staal Wegner, MD

Chief Executive Officer

Evaxion Biotech A/S

Dr. Neergaards Vej 5f DK-2970 Hoersholm Denmark

Tel: +45 53 53 18 50

E-mail: lsw@evaxion-biotech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value DKK 1 per share	EVAX	The Nasdaq Stock Market LLC
Ordinary Shares, nominal value of DKK 1 per share*		The Nasdaq Stock Market LLC*

*Not for trading, but only in connection with the registration of American Depositary Shares on the Nasdaq Stock Market LLC representing such Ordinary shares pursuant to requirements of the U.S. Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2021 was:

Title of each class	Number of Shares Outstanding at December 31, 2021
Ordinary share, nominal value DKK1 per share
(including shares underlying American Depository Shares)	23,203,808

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Auditor Firm ID	1757
Auditor Name	EY Godkendt Revisionspartnerselskab
Auditor Location	Copenhagen, Denmark

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American Depositary Shares, each of which represents one ordinary share of Evaxion Biotech A/S;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” are to the United States Food and Drug Administration;
●	“Evaxion,” the “Company,” “we,” “us” and “our” refer to Evaxion Biotech A/S and our wholly owned subsidiaries;
●	“Group” are to the consolidated entities of Evaxion Biotech A/S, Evaxion Biotech Australia Pty Ltd and Evaxion Biotech, Inc.;
●	“IND” are to Investigational New Drug Application;
●	“ordinary shares” are to our ordinary shares, each of DKK 1 nominal value;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar; and
●	“DKK,” “Krone,” and “Kroner” are to the Danish Krone

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our financial information is presented in our presentation currency, U.S. Dollar, or USD. Our parent Company’s functional currency is the Danish Krone, or DKK. Certain Danish Krone amounts in this annual report have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.5612 per $1.00, which was the official exchange rate of such currencies as of December 31, 2021 rounded to four decimal places.

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

Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rate applicable on December 31, 2021. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could actually have been purchased upon exchange of DKK at the dates indicated.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Evaxion and on information currently available to such management. While the management of Evaxion believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;
●	our ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States and foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;

●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;
●	adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

Summary of Material Risks Associated with Our Business

The principal risks and uncertainties affecting our business include the following:

●	We are a clinical stage AI-immunology company with only two product candidates currently in clinical trials.
●	We have a limited operating history and no immunotherapy drug has been approved using our technology, and none may ever be approved.
●	We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future.
●	We will require substantial additional financing to achieve our goals.
●	We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
●	Pharmaceutical product development is inherently uncertain, and there is no guarantee that any of our product candidates will receive marketing approval.
●	The global pandemic caused by COVID-19 and variants such as Delta and Omicron, as well as the pace of global economic recovery from the pandemic, has affected our business and if the pandemic continues it could materially adversely impact our business, including delays in our clinical trials, supply chain operation, regulatory timelines and commercial activities.
●	The effects of the recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe, which could adversely affect our business and results of operations.
●	Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.
●	Our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable United States, European and other international regulatory requirements.
●	We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving our goals.

●	Even if products derived from our product candidates receive regulatory approval, such products may not gain market acceptance and our future partners, if any, may not be able to effectively commercialize them.
●	If we are not successful in developing our product candidates and our future partners, if any, are not successful in commercializing any products derived from our product candidates, our ability to expand our business and achieve our strategic objectives will be impaired.
●	We rely on third parties in the conduct of significant aspects of our pre-clinical studies and clinical trials, and we intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements and/or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.
●	Our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management and/or shipping.
●	Certain of our product candidates may be uniquely manufactured for each patient and we and/or our future partners may encounter difficulties in production, particularly with respect to the scaling of manufacturing capabilities.
●	If our efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
●	We may be involved in lawsuits to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property.

The summary risk factors described above should be read together with the text of the full risk factors below in the section entitled “Risk Factors” and the other information set forth in this Annual Report on Form 20-F, including our consolidated financial statements and the related notes, as well as in other documents that we file with the United States Securities and Exchange Commission. The risks summarized above or described in full below are not the only risks that we face. Additional risks and uncertainties not precisely known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

PART I

Item 1.Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons For the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

We are a clinical-stage biotechnology company with no pharmaceutical products approved for commercial sale. Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and we anticipate that we will continue to incur significant losses for the foreseeable future, which makes it difficult to assess our future viability. We have not generated significant revenue and may never be profitable.

We have incurred net losses in each year since our inception in 2008, including net losses of $24.5 million, $15.0 million, and $11.2 million for the years ended December 31, 2021, 2020, and 2019, respectively. As of December 31, 2021, we had accumulated deficit of $50.4 million.

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

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially as we:

●	continue or expand our research or development of our programs in pre-clinical development;
●	continue or expand the scope of our clinical trials for our product candidates;
●	initiate additional pre-clinical studies or clinical trials for our product candidates and seek to identify and validate additional product candidates;
●	continue to invest in our AI platforms to identify novel therapies;
●	change or add to internal and external manufacturing capacity or capability;
●	change or add more suppliers;
●	add more infrastructure to our quality control, quality assurance, legal, accounting, compliance and other groups to support our operations;
●	attract and retain skilled personnel;
●	create additional infrastructure to support our operations as a public company;
●	create additional infrastructure to support our product development, including expansion of sites in Denmark and new sites in the United States;
●	acquire or in-license other technologies;
●	make milestone or other payments under any in-license agreements;
●	maintain, protect, defend, enforce and expand our intellectual property portfolio; and
●	experience any delays or encounter issues with any of the above.

Our ability to generate future revenues from our potential commercialization partnerships depends heavily on our success in:

●	completing research and pre-clinical development, and successfully progressing our product candidates through clinical development, including through Phase 2b clinical trials for both immuno-oncology and infectious disease product candidates to validate our AI platforms;
●	seeking, negotiating and obtaining agreements with future partners, if any, on favorable terms for the completion of clinical trials, and United States and non- United States marketing approvals and commercialization of our product candidates;

●	further development of the manufacturing capabilities of, and our relationships with, third-party manufacturers in order to provide adequate (in amount and quality) products and services to support clinical development of our product candidates;
●	our future partners obtaining market acceptance of our product candidates as treatment options;
●	our future partners launching and commercializing our product candidates for which marketing approval and reimbursement have been obtained;
●	addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure;
●	maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and attracting, hiring and retaining qualified personnel.

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

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Form 20-F:

●	delays or failures in advancement of existing or future product candidates into clinical trials;
●	failures in further development of our AI platforms;
●	the ability of our future partners to manufacture and commercialize our product candidates;
●	our ability to manage our growth;
●	the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes conducted by us and/or our future partners;
●	the ability of our future partners to develop and successfully commercialize products developed from our suite of therapeutic classes;
●	our relationships, and any associated exclusivity terms, with partners;
●	our contractual or other obligations to provide resources to fund our product candidates;
●	our operations in a net loss position for the foreseeable future;
●	risks associated with the international aspects of our business outside of Denmark, including the conduct of clinical trials in multiple locations;
●	our and our partners’ consistent ability to have our products and product candidates manufactured by third parties;
●	our ability to develop programs to fit into a clinical work-flow and treatment regimen;
●	our ability to accurately report our financial results in a timely manner;
●	our dependence on, and the need to attract and retain, key management and other personnel;

●	our and our partners’ ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
●	our and our partners’ ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;
●	potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;
●	our ability to obtain additional capital that may be necessary to expand our business;
●	our future partners’ ability to obtain additional capital that may be necessary to develop and commercialize products under our collaboration agreements;
●	business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters; and
●	our ability to use our net operating loss, or NOL, carryforwards to offset future taxable income.

Due to the various factors mentioned above, and others, the projected financial information included in this Form 20-F should not be relied upon as indications of our future operating performance.

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

Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or the EMA, the Australian Therapeutic Goods Administration, or the TGA, or other regulatory agencies to perform clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Even if we are able to generate revenues from our agreements with future partners, if any, we may not become profitable and may need to obtain additional funding to continue operations.

The amount of NOLs and research and development credits and our ability to use the same to offset future taxable income may be subject to certain limitations and uncertainty.

In Denmark, we have unused tax loss carryforwards for corporate taxes, though we have not recognized deferred tax assets related to such loss carryforwards for IFRS reporting purposes. In general, NOL carryforwards in Denmark do not expire. They are, however, subject to review and possible adjustment by the Danish tax authorities. Furthermore, under current Danish tax laws, certain substantial changes in our ownership structure and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income. In addition, we may in the future have United States federal and state NOL carryforwards in the United States, and other jurisdictions where we maintain a subsidiary.

We may not be able to utilize a material portion of our NOLs or credits in either Denmark, the United States, or other jurisdictions where we maintain a subsidiary or otherwise engage in business. In addition, the rules regarding the timing of revenue and expense recognition for tax purposes in connection with various transactions are complex and uncertain in many respects, and our recognition could be subject to challenge by taxing authorities. In the event any such challenge is sustained, our NOLs could be materially reduced or we could be determined to be a material cash taxpayer for one or more years. Furthermore, our ability to use our NOLs or credits is conditioned upon our attaining profitability and generating taxable income. As described above, we have incurred significant net losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future. We do not know whether or when we will generate the taxable income necessary to utilize our NOL or credit carryforwards.

We will need substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

As of December 31, 2021 we had $32.2 million in cash and cash equivalents. The net proceeds from our IPO completed in February 2021 was $25.3 million, based on the initial public offering price of $10.00 per ADS, after deducting underwriting discounts and commissions and offering expenses payable by us. The net proceeds from our follow-on offering completed in November 2021 was $24.9 million, based on the public offering price of $7.00 per ADS after deducting underwriting discounts and commissions and offering expenses payable by us.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of the IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB loan Agreement amounting to €7.0 million. We received the proceeds from the draw down of the first tranche of the EIB loan of €7.0 million on February 17, 2022. We expect that the net proceeds from our IPO, our follow-on offering, the proceeds from draws on amounts available under the EIB Loan and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months from the date of this Form 20-F. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to achieve our goals. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for our development activities.

Our future funding requirements, both near and long term, will depend on many factors, including, without limitation:

●	the initiation, progress, timing, costs, and results of pre-clinical or nonclinical studies and clinical trials for our product candidates;
●	the results of research and our other platform activities;
●	the clinical development plans we establish for our product candidates;
●	the terms of any agreements with our future commercial partners, if any;
●	the number and characteristics of any technology that we develop or may in-license;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable regulatory authorities;
●	the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement,
●	misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;

●	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates; and
●	the cost and timing of completion and further expansion of clinical scale manufacturing activities by third parties sufficient to support all of our current and future programs.

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

Further, to the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, our shareholders’ ownership interest will be diluted. In addition, we may enter into credit facilities from time to time, which may be secured, to fund certain of our operations. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through sales of assets or other collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. We also could be required to seek future partners for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or relinquish our rights to product candidates or intellectual property that we otherwise would seek to develop ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, prospects, financial condition and results of operations, cause the market price of the ADSs to decline, and negatively impact our ability to fund operations

Any additional financing that we could seek may not be available on favorable terms or at all. For example, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our future plans and our ability to execute our strategy could be adversely affected, which in turn could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2021, we had 61 full-time equivalent employees and, in connection with the growth and advancement of our pipeline and becoming a public company, we expect to increase the number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

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

Risk factors

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in our financial reports and the market price of the ADSs could be adversely affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our financial statements for the year ended December 31, 2021, we continued to be in the process of designing and implementing controls to monitor and provide oversight over the design and operating effectiveness of internal control over financial reporting in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We determined that management failed to implement certain components of the COSO framework, including elements of the control environment, information and communication, control activities and monitoring activities. Therefore, we have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2021, which constitutes a material weakness.

To remediate this material weakness, we will continue to make further progress on the design and operating effectiveness of our internal controls over financial reporting, including the monitoring, oversight and evaluation of our internal controls. We will allocate more internal resources to internal controls and intend to engage external advisors to provide training and to reassess and redesign processes and develop new controls as appropriate including assisting with the evaluation and documentation of the risk assessment, design and operating effectiveness of our internal controls over financial reporting and assist with the remediation of any deficiencies.

Additionally, in the years ended December 31, 2020 and 2019, we had identified a material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2021. The unremediated material weakness identified relates to the lack of accounting and supervisory personnel that possess an appropriate level of technical accounting experience and training, and their lack of supervision over third party service providers in areas such as books and records, financial controlling, and financial statements preparation.

To remediate this previously identified material weakness, we retained an advisory firm to provide additional depth and breadth to our technical accounting and financial reporting capabilities and are taking steps such as the hiring of additional finance staff. Also, during 2021, we hired four additional accounting personnel with financial statement closing experience and technical IFRS knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC. In addition, we recently announced that we have hired a new Chief Financial Officer who has considerable public company experience.

While we intend to implement our plans to remediate these material weaknesses, we cannot predict the success of such plans or if they will result in remediation of these material weaknesses or that additional material weaknesses will not be identified in the future. If we are unable to remediate these material weaknesses or if we experience additional material weaknesses in the future or otherwise continue to fail in maintaining an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations. Our investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

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

Risks Related to our Business and Industry

Our AI approach to the discovery and development of product candidates is novel and unproven, and we do not know whether we or our partners, if any, will be able to develop any products of commercial value.

We are leveraging our PIONEER, EDEN and RAVEN AI platform technologies to create a pipeline of cancer immunotherapies and bacterial and viral infectious disease product candidates for patients whose diseases have not been adequately addressed to date by other approaches, and to design and conduct efficient clinical trials with a potentially greater likelihood of success. While we believe that applying our AI platform technologies to create medicines for defined patient populations may potentially enable drug research and clinical development that is more efficient than conventional drug research and development, our approach is both novel and unproven and, therefore, the cost and time needed to develop our product candidates is difficult to predict. Our efforts may not result in the discovery and development of commercially viable medicines. We may also be incorrect about the effects of our product candidates on the diseases of our targeted patient populations, which may limit the utility of our approach or the perception of the utility of our approach. Furthermore, our defined patient populations available for study and treatment may be lower than expected, which could adversely affect our ability to conduct clinical trials and may also adversely affect the size of any market for medicines we may successfully commercialize. Our approach may not result in clinical effect, time savings, higher success rates or reduced costs as we expect and, if not, we may not attract future partners or develop new drug candidates as quickly or cost effectively as expected and therefore our future partners may not be able to commercialize our approach as originally expected.

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

●	we may not be successful in our efforts to identify new product candidates. If we are unable to identify suitable additional compounds for pre-clinical and clinical development, our ability to develop product candidates and generate revenue in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the market price of the ADSs;
●	compounds found through our AI platform technologies may not demonstrate efficacy, safety or tolerability;
●	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance;
●	competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive;
●	a product candidate may not be capable of being manufactured at an acceptable cost and speed; or
●	we may not be able to scale up manufacturing of patient-specific therapies to a commercial scale.

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

As with most biological and vaccine products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have compromised immune and other systems and be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us, our future partners or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the TGA or comparable regulatory authorities. Results of clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects.

If unacceptable side effects arise in the development of our product candidates, we, our future partners, the FDA, the EMA, the TGA, competent authorities of the European Union member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which clinical trials of our product candidates are conducted, or a Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA, the EMA, the TGA or comparable regulatory authorities could also order us or our future partners to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our or our partners’ clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect that we or our future partners may have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

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

A portion of our product pipeline is in pre-clinical development and these programs could be delayed or not advance into the clinic. Before we can initiate clinical trials for product candidates, we must complete extensive pre-clinical studies, including IND-enabling Good Laboratory Practice toxicology testing that supports our planned INDs in the United States or similar applications in the EMA, the TGA and other jurisdictions. We must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing or other equivalent regulatory filing. CMC activities for a new category of medicines require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, issues have occurred as we scale up our manufacturing and may occur in the future. In addition, we may have difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our pre-clinical or clinical product candidates. If we are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of pre-clinical studies or clinical trials of such product candidates. For example, we cannot be certain of the timely completion or outcome of our pre-clinical testing and studies and cannot predict if the FDA, the EMA, the TGA or other regulatory authorities will accept the results of our pre-clinical testing or our proposed clinical programs or if the outcome of our pre-clinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our pre-clinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Additionally, while we have demonstrated our ability to move from target identification to clinical development within as little as 18 months with our EVX-02 product candidate, which is now in Phase 1/2a trial, no assurance can be given that we will be able to do the same with other product candidates in various phases of clinical development and trials in the future.

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

Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We and our future partners may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our future partners also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our future partners conduct that could delay or prevent us or our future partners from successfully developing our product candidates, including:

●	the FDA, EMA, other regulators, IRBs DSMBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
●	we or our future partners may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies;
●	or potentially significant changes in our clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
●	the outcome of our pre-clinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
●	we and our future partners may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;

●	in an effort to optimize product features, we or our future partners may continue to make changes to our product candidates after we or our future partners commence clinical trials of a product candidate which may require us or our future partners to repeat earlier stages of clinical testing or delay later-stage testing of the product candidate;
●	clinical trials of any of our product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we or our future partners may decide, or regulators may require us or our future partners, to conduct additional nonclinical studies or clinical trials, or we or our future partners may decide to abandon product development programs;
●	differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
●	pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval;
●	our product candidates may have undesirable side effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us, our investigators, our future partners, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
●	the number of trial participants required for clinical trials of any product candidates may be larger than we or our future partners may anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we or our future partners anticipate due to perceived adverse effects, limited patient populations, competitive trials or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we or our future partners anticipate;
●	our third-party contractors and our future partners may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;
●	regulators may elect to impose a clinical hold, or we, our investigators, our future partners, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
●	the cost of pre-clinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we or our future partners anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
●	safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies that are perceived as similar to ours; and
●	the FDA, the EMA, the TGA or other regulatory authorities may require us or our future partners to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

In addition, the regulatory agencies may conduct inspections of clinical trial sites. Any findings by regulatory agencies and failure to comply with requirements may lead to delay in development, approval and failure to commercialize the potential product candidate.

We could also encounter delays if a clinical trial is suspended or terminated by us, our future partners, the FDA, the EMA, the TGA or other regulatory authorities, ethics committees, or the IRBs of the institutions in which such trials are being conducted, or if such trial is recommended for suspension or termination by the DSMB. We may in the future be delayed in gaining clearance from the FDA, the EMA, the TGA or other regulators to initiate clinical trials through, among other things, the imposition of a clinical hold in order to address comments from such regulators on our or our partners’ clinical trial design or other elements of our or our partners’ clinical trials. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or trial site by the FDA, the EMA, the TGA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit, or adequate benefit-risk ratio, from using a product candidate; failure to establish or achieve clinically meaningful trial endpoints; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We or future partners could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. We and our future partners must also complete extensive work on CMC activities that require extensive manufacturing processes and analytical development, which are uncertain and lengthy.

We expect the novel nature of our product candidates to create further challenges in obtaining regulatory approval. For example, the FDA, the EMA, the TGA and regulatory authorities in other jurisdictions have limited experience with commercial development of product candidates developed using our PIONEER AI technology platform. The FDA may require an Advisory Committee to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on our or our partners’ ability to obtain licensure of the product candidates based on the completed clinical trials, as the FDA often adheres to the Advisory Committee’s recommendations. Accordingly, the regulatory approval pathway for our product candidates may be uncertain, complex, expensive and lengthy, and approval may not be certain.

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

A variety of risks associated with conducting research and clinical trials in the United States and other countries outside of Denmark and marketing our product candidates, if approved, by our future partners internationally could materially adversely affect our business.

While clinical trials of EVX-01, our lead product candidate are currently being conducted only in Denmark and Australia, we expect that clinical trials or commercialization of our product candidates, if approved, may take place globally. Accordingly, we expect that we and our future partners will be subject to additional risks related to operating in multiple countries, including:

●	differing regulatory requirements in such countries;
●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
●	increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in a particular country and shipping the product candidate to the patient in other countries;
●	import and export requirements and restrictions;

●	economic weakness, including inflation, or political instability in particular economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling in other countries;
●	taxes, including withholding of payroll taxes;
●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
●	difficulties staffing and managing operations outside of Denmark;
●	workforce uncertainty in countries where labor unrest is more common;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
●	potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in Denmark, Australia and other jurisdictions;
●	challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as do Denmark and the United States;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries; and
●	business interruptions resulting from geopolitical actions, including war and terrorism, such as the recent invation of Ukraine by Russia and the resulting armed conflict as well as for natural disasters and pandemics such as those caused by COVID-19 and variants such as Delta and Omicron.

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

Further, others, including the FDA, the EMA, the TGA and other regulatory agencies, may not accept or agree with our and/or our partners’ assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we and/or our future partners choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we and/or our future partners determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we and/or our future partners report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.

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

If significant adverse events or other side effects are observed in any of our and/or our future partners’ current or future clinical trials, we and/or our future partners may have difficulty recruiting trial participants to any of our and/or our partners’ clinical trials, trial participants may withdraw from trials, or we and/or our future partners may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, and/or our future partners, the FDA, the EMA, the TGA or other applicable regulatory authorities, ethics committees or an IRB may impose a clinical hold on, or suspend or terminate, clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, an unfavorable benefit-risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

We and/or our future partners may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.

Some of our product candidates may require the use of companion diagnostic tools. If safe and effective use of a biologic product depends on an in vitro companion diagnostic, then the FDA generally requires approval or clearance of the diagnostic, known as a companion diagnostic, concurrently with approval of the therapeutic product. To date, the FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a pre-market approval, or PMA, for that diagnostic, which can take up to several years, simultaneously with approval of the biologic product. Similarly, in the European Union, an in vitro companion diagnostic may be placed on the market only if it conforms to certain “essential requirements” and bears the Conformité Européenne Mark, or CE Mark, and the conformity assessment process to obtain the CE Mark can be lengthy.

For our patient-specific immunotherapy candidates, the FDA and similar regulatory authorities outside of the United States such as the EMA or the TGA, may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we and/or our future partners may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.

The FDA, EMA, TGA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.

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

The FDA, EMA, TGA or other comparable regulatory authorities may disagree with our and/or our future partners’ regulatory plan and we and/or our future partners may fail to obtain regulatory approval of our product candidates.

If the results of our and/or our future partners’ clinical trials are sufficiently compelling, we and/or our future partners intend to discuss with the FDA, the EMA, the TGA or other regulatory authorities, submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere, an European Union marketing authorization, an Australian marketing authorization or other regulatory authorization for our product candidates. However, we and/or our future partners do not have any agreement or guidance from the FDA that our and/or our partners’ regulatory development plans will be sufficient for submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere for any of our product candidates. The FDA, EMA, TGA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, EMA, TGA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, EMA, TGA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, EMA, TGA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our and/or our future partners’ clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we and/or our future partners may be unable to demonstrate to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the TGA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
●	we and/or our future partners may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
●	the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with our and/or our future partners’ interpretation of data from pre-clinical studies or clinical trials;
●	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities to support the submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
●	the FDA, the EMA, the TGA or comparable regulatory authorities will inspect our and/or our future partners manufacturing facilities and may not approve our and/or our partners’ facilities; and
●	the approval policies or regulations of the FDA, the EMA, the TGA or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We and/or our future partners may not be able to file INDs with the FDA, clinical trial applications with the competent authorities of European Union member states, clinical trial applications with the competent authorities in Australia or similar applications with other comparable regulatory authorities to commence additional clinical trials on the timelines we and/or our future partners expect, and even if we and/or our future partners are able to, one or more of these regulatory authorities may not permit us to proceed.

The timing of filing on our product candidates is dependent on further pre-clinical, clinical and manufacturing success. We and/or our future partners cannot be sure that filing of an IND or IND amendment with the FDA, a clinical trial application with the competent authorities of European Union member states, a clinical trial application with the competent authorities in Australia or similar application with other comparable regulatory authorities will result in the FDA, the competent authorities of European Union member states, the competent authorities in Australia or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, clinical trial application or similar applications, no assurance can be given that such regulatory authorities will not change their requirements in the future.

We and/or our future partners may seek orphan drug designation for some or all of our product candidates across various indications, but we and/or our future partners may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

We and/or our future partners may seek for orphan drug designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available for our product candidates. In the United States, under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or greater in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or a BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity. Similar rules apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective. Further, even if we and/or our future partners obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective, or makes a major contribution to patient care. Similar considerations apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we and/or our future partners may seek orphan drug designation for our product candidates, we may never receive such designations.

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

We and/or our future partners may seek a breakthrough therapy designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available, for one or more of our product candidates. In the United States, a breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

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

We and/or our future partners may also seek Fast Track Designation in the United States and/or a Conditional Market Authorization, or CMA, in the European Union for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, and even if we and/or our future partners believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

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

Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional pre-clinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union, Australia and other jurisdictions’ regulatory approval processes involve all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we and/or our future partners fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.

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

If in the future, we and/or our future partners are unable to demonstrate that such adverse events were caused by factors other than our product candidates, the FDA, the EMA, the TGA or other regulatory authorities could order us to cease further development of, or deny approval of, any of our product candidates for any or all targeted indications. Even if we and/or our future partners are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we and/or our future partners elect, or are required, to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our and/or our partners’ ability to identify and develop product candidates, and may harm our business, financial condition, result of operations and prospects significantly.

Additionally, if we and/or our future partners successfully obtain regulatory approval for a product candidate, the FDA, the EMA, the TGA or other regulatory authority could require us to adopt a REMS or a risk management plan, or RMP, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. Furthermore, if we, our future partners or others later identify undesirable side effects caused by any product that we and/or our future partners develop based on one or more of our product candidates, several potentially significant negative consequences could result, including:

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

If we and/or our future partners are successful in gaining approval for any of our product candidates, we and/or our future partners will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA, the EMA, the TGA and other regulatory authorities for compliance with Current Good Manufacturing Practices, or cGMP, and adherence to commitments made in the BLA. If we, our future partners or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

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

Changes in funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, has had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Since March 2020, when foreign and domestic inspections of facilities were largely placed on hold, the FDA has been working to resume routine surveillance, bioresearch monitoring and pre-approval inspections on a prioritized basis. The FDA has developed a rating system to assist in determining when and where it is safest to conduct prioritized domestic inspections. As of May 2021, certain inspections, such as foreign preapproval, surveillance, and for-cause inspections that are not deemed mission-critical, remain temporarily postponed. In April 2021, the FDA issued guidance for industry formally announcing plans to employ remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates and in May 2021 announced plans to continue progress toward resuming standard operational levels. Should FDA determine that an inspection is necessary for approval and an inspection cannot be completed during the review cycle due to restrictions on travel, and the FDA does not determine a remote interactive evaluation to be adequate, the agency has stated that it generally intends to issue a complete response letter or defer action on the application until an inspection can be completed. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the ongoing COVID-19 pandemic and may experience delays in their regulatory activities.

Additionally, as of May 26, 2021, the FDA noted it is continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and approval timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions FDA is unable to complete such required inspections during the review period. In 2020 and 2021, a number of companies announced receipt of complete response letters due to the FDA's inability to complete required inspections for their applications.

If the FDA becomes unable to continue its current level of performance, we and/or our future partners could experience delays and setbacks for our product candidates and for any approvals we and/or our future partners may seek which could adversely affect our business.

Our business, operations and clinical development plans and timelines have been affected by the COVID-19 pandemic and if the pandemic continues our business operations could be adversely affected by the COVID-19 pandemic and other health epidemics or pandemics, on the manufacturing, clinical trial and other business activities performed by us or by third parties with whom we conduct business, including our CMOs, CROs, shippers and others.

Our business has been and could be further adversely affected by health epidemics wherever we have clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of third-party CMOs, CROs and other third parties upon whom we rely. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then COVID-19 has spread worldwide. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the United States government ordered the closure of all non-essential businesses, imposed social distancing measures, “shelter-in-place” orders and restrictions on travel between the United States, Europe, Australia and other countries. The global pandemic and government measures taken in response have also had a significant impact on businesses and commerce worldwide, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended across a variety of industries; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued a guidance on conducting clinical trials during the pandemic, which was updated in July 2020, January 2021 and August 2021. The guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19 pandemic-related trial disruptions by unique subject identifier and by investigational site and a description of how the individual's participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial. In its most recent update to this guidance, the FDA addressed questions received from clinical practitioners who are adapting their operations in a pandemic environment. These questions focused on, among other things, when to suspend, continue or initiate a trial and how to submit changes to protocols for INDs and handle remote site monitoring visits. There is no assurance that this guidance governing clinical trials during the pandemic will remain in effect or, even if it does, that it will help address the risks and challenges enumerated above.

Other potential impacts of the COVID-19 pandemic on our ongoing clinical trial include patient dosing and trial monitoring, which may be paused or delayed due to changes in policies at various clinical sites, federal, state, local or foreign laws, rules and regulations, including quarantines or other travel restrictions, prioritization of healthcare resources toward pandemic efforts, including diminished attention of physicians serving as our clinical trial investigators and reduced availability of site staff supporting the conduct of our clinical trial, interruption or delays in the operations of the FDA, the EMA, the TGA and other similar regulatory agencies, or other reasons related to the COVID-19 pandemic.

If the COVID-19 pandemic continues, other aspects of our ongoing clinical trial and future planned clinical trials may be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials, clinical trial site data monitoring and efficacy, safety and translational data collection, and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from our trials or we may have to pause enrollment or we may choose to or be required to pause enrollment and/or patient dosing in our ongoing or planned clinical trials in order to preserve health resources and protect trial participants. It is unknown how long these pauses or disruptions could continue. Patients may need to withdraw due to COVID-19 infections or experience increased adverse events and deaths in our clinical trials due to COVID-19 related infections.

In addition, we depend on a global supply chain, including timely shipment of patient specimens and ingredients, to manufacture product candidates used in our pre-clinical studies and clinical trials. Quarantines, “shelter-in-place” and similar government orders, or the expectation that such orders, shutdowns or other restrictions could occur, whether related to COVID-19 or other epidemics, could impact personnel at third-party manufacturing facilities in the United States, Europe and other countries, or the availability or cost of materials, any of which factors, either individually or collectively, could disrupt our supply chain.

Additionally, it has been widely reported that there has been a global shortage of microchips that has been affecting almost every industry, which has impacted the production of machinery and final products. This shortage could adversely impact our suppliers ability to meet their contractual obligations to provide us with necessary products and materials. If our relationships with our suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other epidemics, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Replacing or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays may occur, which could adversely impact our ability to meet our desired clinical development and any future commercialization timelines. Although we carefully manage our relationships with our suppliers and vendors, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not harm our business.

In addition, our business, including our pre-clinical studies and clinical trials have been and may continue to be affected by the COVID-19 pandemic. Clinical site initiation, patient enrollment and activities that require visits to clinical sites, including data monitoring, have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic or concerns among patients about participating in clinical trials during a pandemic. Some patients may have difficulty following certain aspects of clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. For example, some patients, may not be able to attend follow-ups and comply with trial protocols. These challenges have and, in the future, may continue to also increase the costs of completing our clinical trials. Similarly, if we are unable to successfully recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or experience additional restrictions by their institutions, city or state, our clinical trial operations could be adversely impacted.

While we have not closed our offices, many of our employees, including members of our executive management, have periodically worked remotely during the COVID-19 pandemic and a number of our employees have contracted COVID-19 requiring them to miss a number of days of work while recovering, which, if either of these situations continue, may adversely affect our business operations.

In the event that government authorities were to enhance current restrictions, our employees who currently are not working from home may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed. An increase in the number of personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. Further, any such enhanced restrictions may also impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to conduct ongoing and planned clinical trials and preparatory activities. We may also face difficulties in obtaining access to manufacturing slots for our product candidates. For example, three vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

In addition, personnel working from home could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. Further, we and our third-party service providers, including our CROs, the clinical trial sites, our manufacturers and suppliers, may experience staffing shortages as a result of personnel contracting COVID-19 and its variants such as Delta and Omicron.

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

The global pandemic of COVID-19 continues to evolve rapidly. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. However, these effects could have a material impact on our operations, and we continue to monitor the COVID-19 situation closely. Finally, initially, the outbreak of COVID-19 led to steep declines in the Dow Industrial Average and other domestic and international stock indices at the end of February and during March and April 2020. While the markets have rebounded since then, recent concerns over the “Delta variant” and the “Omicron variant” and the impact they may have on the United States and global economies, have led to “risk-off” sessions in the global markets.

The trading prices for our ADS and the shares of other biopharmaceutical and biotechnology companies have been highly volatile as a result of the COVID-19 pandemic and the trading prices for our ADSs could continue to experience high volatility. As a result, we may face difficulties raising additional capital through sales of our ADSs or any such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from the spread of the COVID-19 could materially and adversely affect our business and the value of our ADSs.

To the extent the COVID-19 pandemic adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.

The recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We and our collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

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

We and/or our future partners may utilize a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our product candidates. Further, one or more of our programs may have a single source of supply for raw materials and excipients. Additionally, we and our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments, such as recent events in Ukraine and Russia, or other geopolitical uncertainty. If we and/or our our future partners and manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to manufacture our products, or to make our product candidates available for clinical trials could be jeopardized. Any such delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

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

The occurrence of any of these factors could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

As certain of our product candidates may be manufactured for each individual patient, we and/or our future partners will be required to maintain a chain of identity with respect to each patient’s tissue sample, sequence data derived from such tissue sample, analyze results of such patient’s genomic analysis, and the custom manufactured product for each patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in product mix-up, adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Production of our patient-specific product candidates developed using our PIONEER AI platform technology involves a novel micro-batch production process based on a one patient per batch level, which necessarily increases the need for vigilant systems to be employed in order to avoid any such mix-ups We have in the past experienced one case of a product mix-up, which did not result in any adverse effects on the patient. Further, as our product candidates are developed through early-stage clinical studies to later-stage clinical trials towards approval and commercialization, we expect that multiple aspects of the complicated collection, analysis, manufacture and delivery processes will be modified in an effort to optimize processes and results. These changes may not achieve the intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.

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

We are subject to significant regulatory oversight with respect to identification and manufacturing our product candidates. We do not have our own manufacturing facilities and relay on third party manufacturers to manufacturer our product candidates. The manufacturing facilities of our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of our products.

The manufacturing of immunotherapies for clinical trials or commercial sale is subject to extensive regulation. cGMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in clinical trials. We do not have our own manufacturing facilities and rely on third party CMOs to manufacturer our product candidates. The manufacturing facilities of our third-party CMOs or suppliers may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of our product candidates.

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

All necessary documentation in support of clinical trials as well as a BLA or other marketing authorization application must be provided on a timely basis and must adhere to the FDA’s, the EMA’s, the TGA’s and other countries’ cGMP or other quality assurance requirements which are enforced, in the case of the FDA, in part through its facility inspection program.

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

The manufacturing process for any products that we may develop is subject to the FDA’s, the EMA’s, the TGA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If our third-party CMOs are not able to reliably produce product candidates to specifications acceptable to the FDA, the EMA, the TGA’s or other regulatory authorities, we or our future partners may not obtain or maintain the approvals we or they need for our clinical trials or to commercialize such product candidates. Even if our future partners obtain regulatory approval for any of our immunotherapies, there is no assurance that either our CMOs or our future partners will be able to manufacture our product candidates to specifications acceptable to the FDA, EMA, TGA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could have an adverse effect on our business, financial condition, results of operations and growth prospects.

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

The FDA, EMA, TGA and other regulatory authorities may require our future partners to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, the TGA or other regulatory authorities may require that our future partners do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our third-party CMOs may have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our future partners’ own facilities or those of our third-party CMOs could cause us and our future partners to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

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

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the United States Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as ours. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.

Outside the United States, certain countries, including a number of member states of the European Union and Australia, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our partners. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for our future partners, our revenues from sales by our future partners, and the potential profitability of our drug products, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. In the European Union, changes to pricing and reimbursement are almost exclusively a matter for national, and not European Union, law and policy. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, our future partners might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of such product or be subject to price regulations that would delay our partners’ commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.

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

The FDA often approves new cancer immunotherapies initially only for use by patients with relapsed or refractory advanced cancer, or new bacterial vaccines initially only for use by patients with certain advanced diseases. We expect our future partners will initially seek approval of certain of our product candidates in this context. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect our future partners to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we and/or our future partners may have to conduct additional clinical trials. In the future, we may also develop product candidates for the treatment of rare diseases.

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

Our future profitability, if any, will depend in part on the ability of our future partners to commercialize any products that our future partners may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:

●	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
●	the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our future partners pursue;
●	reduced protection for intellectual property rights;
●	differing medical practices and customs affecting acceptance in the marketplace;
●	import or export licensing requirements;
●	governmental controls, trade restrictions or changes in tariffs;
●	economic weakness, including inflation, or political instability in particular non-United States economies and markets;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries;
●	longer accounts receivable collection times;
●	longer lead times for shipping;
●	language barriers;
●	foreign currency exchange rate fluctuations;
●	reimbursement, pricing and insurance regimes; and
●	the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

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

We expect that our future partners will seek approval to market products derived from our product candidates in the United States, the European Union, Australia and other selected jurisdictions. If approval for a product in any particular jurisdiction, our future partners will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in Europe and Australia, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the marketplace. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

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

Enacted and future legislation may increase the difficulty and cost for us or our future partners to obtain marketing approval of and commercialize any products derived from our product candidates and affect the prices we may charge for such products.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval.

In March 2010, the ACA was enacted, which substantially changes the way health care is financed by both governmental and private insurers, and significantly impacts the United States pharmaceutical industry. The ACA, among other things, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and promoted a new Medicare Part D coverage gap discount program. Considerable uncertainty remains regarding the implementation and impact of the ACA.

Since its enactment, there have been and there remain executive, judicial and congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies (CSRs), that reimburse insurers under the ACA. On August 14, 2020, the United States Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Payments are expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the United States Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the United States Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017 (TCJA), which decreased the “individual mandate” to $0. On December 14, 2018, a Texas United States District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed. On June 17, 2021, the United States Supreme Court dismissed this case. It is unclear how the Supreme Court’s decision will impact the ACA and our business. There is significant uncertainty regarding the future of the ACA and its impact on our business and operations. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless Congress takes additional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic.

Recently, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the United States Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule that amends the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the final rule now allows Medicare Advantage plans the option to use step therapy, a type of pre-authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain healthcare facilities. Some of these changes are undergoing legal challenges, and their status is currently in question. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge such facilities for our approved products in the future, if any.

Additionally, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing Former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against the implementation of the interim final rule. Although a number of these executive orders and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, we expect that Congress will continue to seek new legislative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs of pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of our drug or biologic candidates, restrict or regulate post-approval activities, or affect our ability to profitably sell any drug or biologic candidates for which we obtain marketing approval, if any. Further, increased scrutiny by the United States Congress of the FDA’s approval process for drugs and biological products may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. There also are a number of state and local legislative and regulatory efforts related to drug or biologic pricing, including drug or biologic price transparency laws that apply to pharmaceutical manufacturers, that may have an impact on our business.

In addition, the Drug Supply Chain Security Act enacted in 2013 imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and that law is expected to be fully implemented over a ten-year period. Most recently, on December 20, 2019, former President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical or biological products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug or biologic candidates, may be or whether such changes will have any other impacts on our business. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing conditions and other requirements.

We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize products derived from our product candidates. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union member state level may result in significant additional requirements or obstacles that may increase our operating costs.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products derived from our product candidates, this could prevent or delay marketing approval of products derived from our product candidates, restrict or regulate post-approval activities, and affect our or our future partners’ ability to commercialize any products derived from our product candidates for which we or they obtain marketing approval.

We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for products derived from our product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as any products derived from our product candidates may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations may no longer be deemed commercially viable to pursue based on our partners’ assessments of the impact of any proposed, announced, or legislated pricing reforms

We cannot predict what healthcare reform initiatives may be adopted in the future. Our product candidates from PIONEER may be issued with PD-1 or PD-L1 inhibitors and as a result become too expensive for government, or commercial payors coverage and as a result may reduce our potential market. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from products derived from our product candidates that we may successfully develop and for which we or our future partners may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

European Union drug marketing and reimbursement regulations may materially affect our partners’ ability to market and receive coverage for products derived from our product candidates in the European Union member states.

We expect that our future partners will have to seek approval to market products derived from our product candidates in the United States and in other selected jurisdictions. If our future partners obtain approval for products derived from our product candidates in a particular jurisdiction, they will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of products derived from our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of products derived from our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any such product and may be affected by existing and future healthcare reform measures.

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

We believe that the cost and expense of late-stage clinical testing, regulatory approval and commercialization of products for disease indications targeted by our product candidates are beyond the resources of all but the large biopharmaceutical and pharmaceutical companies. Therefore, we intend to develop our product candidates through Phase 2b clinical trials and then enter into partnership arrangements with these large biopharmaceutical and pharmaceutical companies to conduct late-stage clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have not yet entered into any such partnerships and may be unable to do so on economically viable terms, if at all. As a result, late-stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced and even if such processes are commenced in the near future, it will be several years, if ever, before we or our future partners have a product candidate ready for commercialization. Even if we complete the necessary pre-clinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and our future partners may not be able to obtain approvals for the commercialization of any product candidates we may develop. Any immunotherapy we may develop, and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the EMA, the TGA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our future partners must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a NDA to the FDA, a Marketing Authorization Application, or EMAA, to the EMA, a Marketing Authorization Application to the TGA, or AMAA and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

Failure to obtain marketing approval for a product candidate will prevent our future partners from commercializing the product candidate in a given jurisdiction. Neither we nor our future partners have received approval to market any of our product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and intend to rely on our future partners to conduct this process. To our knowledge, there is no current precedent for an immunotherapy such as the type we are developing being approved for sale by the FDA, the EMA, the TGA or any other regulatory agency elsewhere in the world. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we or our future partners develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals in the United States, the European Union, Australia and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, the EMA, the TGA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional pre-clinical, clinical or other trials. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or our future partners, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays, or non-approval if an FDA panel of experts, referred to as an Advisory Committee, or the EMA, the TGA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we and our future partners may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.

Regulatory agencies also may approve an immunotherapy for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

The FDA, the EMA, the TGA and other regulatory agencies review the Chemistry, Manufacturing and Controls, or CMC, section of regulatory filings. Any aspects found unsatisfactory by regulatory agencies may result in delays in clinical trials and commercialization.

In addition, the regulatory agencies typically conduct pre-approval inspections at the time of a BLA, NDA, EMAA, AMAA or comparable filing. Any findings by regulatory agencies and failure to comply with requirements may lead to delay in approval and failure to commercialize the potential product candidate.

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

Our research and product development programs and the potential commercialization of any product candidates we develop alone or with future partners will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements with others in connection with the development and potential commercialization of current and future product candidates or the development of ancillary technologies. We face significant competition in establishing relationships with appropriate partners. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future partners. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed partner’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA, the EMA, the TGA or similar regulatory authorities outside the United States, Europe and Australia, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.

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

We may obtain licenses that give us rights to third-party intellectual property, including patents and patent applications that are necessary or useful for our business. In particular, we have entered into license agreements with Statens Serum Institut, or SSI, and PharmaJet, Inc. or PharmaJet to obtain licenses for intellectual property useful in pharmaceutical formulations and delivery devices. We may enter into additional licenses to third-party intellectual property in the future.

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

In addition, our reliance on a limited number of third-party manufacturers exposes us to the following risks:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, the EMA, the TGA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates or any products derived from our product candidates after receipt of regulatory authority questions, if any;
●	our third-party CMOs might not be able to timely formulate and manufacture our product candidates or any products derived from our product candidates or produce the quantity and quality required to meet our and our partners’ clinical and commercial needs, if any;
●	CMOs may not be able to execute our manufacturing procedures appropriately;
●	our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates or any products derived from our product candidates;

●	manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the United States Drug Enforcement Administration, or the DEA, and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over third-party CMOs or our future partners compliance with these regulations and standards;
●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party CMOs in the manufacturing process for our products;
●	our third-party CMOs could breach or terminate their agreement with us; and
●	our third-party CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates or any products derived from our product candidates by the FDA, the EMA, the TGA or regulatory authorities in other jurisdictions or the commercialization of our product candidates, or result in higher costs or deprive us of potential product sales revenue. In addition, we will rely on third parties to perform release tests on our product candidates or any products derived from our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

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

Our ability to enforce our owned and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

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

Moreover, competitors or other third parties may in their commercial activities rely on secret know-how, including reliance on secret technologies. Such secret technologies may include manufacturing processes, intermediary products, manufacturing tools etc., the existence and utility of which is by nature not known to the public and for which we at a later stage may therefore seek patent protection and obtain valid patents. Such competitors and third parties could, if they can document their prior secret use of the patented technologies, have acquired prior user rights under applicable national laws, including in the United States the defense to patent infringement defined in 35 U.S.C. §273, that protect such competitors and third parties from claims of patent infringement raised by us. Under such circumstances, we might not be able to adequately prevent such a competitor or third party from commercially exploiting our patented technology in the United States or in other countries.

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

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex parte reexaminations, post-grant review, and inter partes review proceedings before the USPTO and corresponding European and other non-United States patent offices. Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we may institute inter partes review proceedings against issued United States patents and opposition proceedings against European patents owned by third parties in the field of immunotherapy. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

In addition, in a patent infringement proceeding, our owned, or in-licensed patents may be challenged and a court may decide that a patent we own, or in-license is not valid, is unenforceable and/or is not infringed. If we or any of our potential future partners were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-United States patent offices and may result in the revocation, cancellation or amendment of any ex-United States patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would have a material adverse impact on our competitive position, business, financial conditions, results of operations and prospects.

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

Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees and we may employ outside firms and rely on our outside counsel to pay these fees due to non-United States patent agencies; however, we cannot guarantee that we will successfully pay these fees. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical products or technology, and this would have a material adverse impact on our business, financial condition, results of operations and prospects.

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

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some countries do not protect intellectual property rights to the same extent as laws in Denmark and the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and to the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own product candidates and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make patient-specific cancer immunotherapies and infectious disease products or product candidates that are similar to any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
●	we, our co-owners or our licensors or future partners might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
●	we, our co-owners or our licensors or future partners might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
●	issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents of others may have an adverse effect on our business; and
●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

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

Moreover, the policies of the FDA, the EMA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any products derived from our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, Europe or other countries. For example, certain policies of the current United States administration may impact our business and industry. Namely, the current United States administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

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

We and/or our future partners may be subject to additional healthcare regulation and enforcement by the United States federal government and by authorities in the United States, the European Union and other jurisdictions in which we conduct our business. If our future partners obtain FDA approval for any products derived from our product candidates and begin commercializing those products in the United States, our operations may be indirectly through our future partners and their prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:

●	The federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, in return for the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers, and formulary managers on the other. The ACA amends the intent requirement of the federal Anti-Kickback Statute to provide that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it;
●	The federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment or approval from Medicare, Medicaid or other government payors. The ACA provides, and recent government cases against pharmaceutical and medical device manufacturers support, the view that federal Anti-Kickback Statute violations and certain marketing practices, including off-label promotion, may implicate the False Claims Act;
●	HIPAA, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or making false or fraudulent statements to defraud any healthcare benefit program, regardless of the payor (e.g., public or private);
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, which imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information without appropriate authorization by entities subject to the rule, such as health plans, health care clearinghouses and health care providers;
●	The United States Federal Food, Drug, and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
●	The United States Public Health Service Act, which prohibits, among other things, the introduction into interstate commerce of a biological product unless a biologics license is in effect for that product;
●	Federal transparency laws, including the federal Physician Payment Sunshine Act, which require disclosure of payments and other transfers of value provided to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members and applicable group purchasing organizations;
●	State law equivalents of each of the above federal laws, state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare professionals or marketing expenditures, and state laws governing the privacy and security of health information in certain circumstances which are also applicable to us, and many of them differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances;

●	The U.S. Foreign Corrupt Practices Act of 1977, as amended, which prohibits, among other things, United States companies and their employees and agents, as well as non-United States companies registered with the SEC from authorizing, promising, offering or providing, directly or indirectly, corrupt or improper payments or anything else of value to foreign government officials, employees of public international organizations and foreign government owned or affiliated entities, candidates for foreign political office, and foreign political parties or officials thereof; and
●	Similar healthcare laws and regulations in the European Union and other jurisdictions, including reporting requirements detailing interactions with and payments to healthcare providers.

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

Various states in the United States, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of patient health information and other personal information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. In addition to the California Confidentiality of Medical Information Act, California also recently enacted the California Consumer Privacy Act of 2018, or CCPA, which became effective on January 1, 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the European Union General Data Protection Regulation (described below). The CCPA establishes a new privacy framework for covered businesses in the State of California, by creating an expanded definition of personal information, establishing new data privacy rights for consumers imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. An initiative called the California Privacy Rights Act, or CCPA 2.0, passed in November 2020 and builds upon and amends the original CCPA aligning it more closely with the GDPR. CCPA 2.0 expands the privacy rights of California residents and could impact our operations or that of our partners. Other states have been considering legislation similar to the CCPA, and several federal privacy proposals are under consideration in the current session of Congress.

The collection and use of personal health data in the European Union had previously been governed by the provisions of the Data Protection Directive, which has been replaced by the European Union General Data Protection Regulation, or GDPR. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. The GDPR is a complex law and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of clinical studies. Furthermore, some of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical study and other health-related information. These variations in the law may raise our costs of compliance and result in greater legal risks. Additionally, on July 16, 2020, the Court of Justice of the European Union, or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision calls into question certain data transfer mechanisms as between the European Union member states and the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on the data exporters (transferring the data out of the European Union) as well as the data importers (the recipient of the data in the United States) to assess United States national security laws on their business and future actions of European Union data protection authorities are difficult to predict at the early date. Consequently, there is some risk of any such data transfers from the European Union being halted. Any contractual arrangements requiring the transfer of personal data from the European Union to us in the United States will require greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data, or increase costs of compliance.

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

Although we take measures to protect sensitive data from unauthorized access, use or disclosure, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability under federal or state laws that protect the privacy of personal information, as well as regulatory penalties. In the United States, notice of breaches must be made to affected individuals and the United States Secretary of HHS, and for extensive breaches, notice may need to be made to the media or state Attorneys General. Such a notice could harm our reputation and our ability to compete. HHS has the discretion to impose penalties without attempting to resolve violations through informal means. In addition, state Attorneys General are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. Although we have implemented security measures to prevent unauthorized access to patient data, such data is currently accessible through multiple channels, and there is no guarantee we can protect our data from breach. Unauthorized access, loss or dissemination could also damage our reputation or disrupt our operations, including our ability to conduct our analyses, deliver test results, process claims and appeals, provide customer assistance, conduct research and development activities, collect, process and prepare company financial information, provide information about our tests and other patient and physician education and outreach efforts through our website, and manage the administrative aspects of our business.

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

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of the status of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when any products derived from our product candidates obtain regulatory approval, we intend to expand our insurance coverage; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

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

We may be adversely affected by global climate change or by legal, regulatory or market responses to such change.

Increasing stakeholder environmental, social and governance, or ESG, expectations, physical and transition risks associated with climate change, and emerging ESG regulation and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve our business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us or our third -party providers or otherwise could negatively impact our business Physical impacts of climate change may drive increased costs to us and our suppliers and impact our continuity and data facilities.

Risks Related to Ownership of the ADSs

The price of the ADSs has been and may continue to be highly volatile and fluctuate substantially, which could result in substantial losses for purchasers of the ADSs who may not be able to resell the ADSs at or above the price they paid.

Since the closing of our IPO in February 2021 and our follow-on offering in November 2021, the market price of the ADSs has been and may continue to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, ADS holders may not be able to resell the ADSs at or above the price they paid for our ADSs. The market price for the ADSs may be influenced by many factors, including, but not limited to:

●	results of our pre-clinical development and clinical trials of our product candidates or those of our competitors;

●	the success of existing competitive products or technologies or new competitive products or technologies that may emerge;
●	announcements by us or our competitors of commencement or termination of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	regulatory or legal developments in the United States and other countries;
●	developments or disputes concerning patent applications, issued patents, or other intellectual property or proprietary rights;
●	the recruitment or departure of key personnel;
●	issuances or sales of our ordinary shares or ADSs by us, our insiders or our other shareholders or holders of the ADSs;
●	the level of expenses related to any of our product candidates or clinical development programs;
●	the results of our efforts to discover, develop, acquire or in-license additional product candidates;
●	actual or anticipated changes in estimates as to financial condition, operating results, development timelines or issuance of new or updated research, reports or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	announcement or expectation of additional debt or equity financing efforts;
●	currency fluctuations;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors;
●	general economic, industry and market conditions, including the disruption in the financial markets caused by the COVID-19 pandemic; and
●	the numerous programs in our pipeline, the development of which could each generate news or significant adverse events that could impact financial results or recommendations by securities analysts.

If our quarterly or annual results fall below the expectations of investors or securities analysts, the price of the ADSs could decline substantially. Furthermore, any such fluctuations in our results may, in turn, cause the price of the ADSs to fluctuate substantially. We believe that period-to-period comparisons of our results are not necessarily meaningful and should not be relied upon as an indication of our future performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and prospects.

An active and liquid market for the ADSs and our ordinary shares may not be sustained, which could harm the market price of the ADSs.

Although the ADSs are listed on the Nasdaq Capital Market, an active trading market for the ADSs may not be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at the desired price or at the time that they would like to sell. In addition, the market price of the ADSs in our follow-on offering was based on the closing price of the ADSs at the time of such follow-on offering, there is no guarantee that such price will be free from challenge by our existing shareholders based on allegations that it does not reflect the “market price” at which we are required by our articles of association and Danish law to sell our ordinary shares. Any such shareholder challenge could be time consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent any such offering from closing.

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has been and will continue to be required to devote substantial time to compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would harm the business.

As a public company, and particularly after we are no longer an “emerging growth company” as defined in the JOBS Act, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, since becoming a public company as a result of our IPO in February 2021, the federal securities laws, including the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on our company, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report in connection with issuing our annual financial statements as of and for the year ending December 31, 2021 by our management on our internal control over financial reporting, and may be required to provide the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in our annual filings with the SEC. To achieve compliance with Section 404 within the prescribed period, we have been and will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the last day of the fiscal year following the fifth anniversary of the closing of our IPO in February 2021 (December 31, 2026). We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares and the ADSs less attractive to investors.

We are an “emerging growth company” under the JOBS Act, and we will remain an emerging growth company until the earlier of:

●	the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion;
●	the date on which we have issued more than $1 billion in nonconvertible debt securities during the previous three years;

●	the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; and
●	the last day of the fiscal year following the fifth anniversary of the closing of our IPO (December 31, 2026).
●	For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These exemptions include:
●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

As a “foreign private issuer,” we are exempt from a number of rules under the United States securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than are domestic United States issuers. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The Nasdaq Capital Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The Nasdaq Capital Market. For instance, the Listing Rules for The Nasdaq Stock Market, or The Nasdaq Listing Rules, for domestic United States issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to The Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with Nasdaq Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to The Nasdaq Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to the Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders.

Furthermore, Danish law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in Denmark, thus our practice varies from the requirement of Nasdaq Listing Rule 5620(b).

Due to the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.

We qualify as a foreign private issuer and, as a result, we will not be subject to United States proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company.

We report under the Exchange Act, as a non-United States company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers depending on their size are required to file their annual report on Form 10-K within 60 or 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADSs may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If we cease to be a foreign private issuer, which is measured as of the end of our second fiscal quarter in each fiscal year after the completion of our IPO, we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers as of January 1 of the following year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive management or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Holders of the ADSs may be subject to certain limitations on the transfer of the ADSs and the withdrawal of the underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder’s right to cancel the ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, holders of ADSs may not be able to cancel the ADSs and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Item 12D. Description of Securities Other than Equity Securities.”

A significant portion of our total outstanding ordinary shares may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.

Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 23,203,828 ordinary shares outstanding as of December 31, 2021.

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

As of December 31 2021, there were 2,732,618 warrants outstanding. If these warrants are exercised then an additional 2,732,618 ordinary shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs. In addition, as of December 31, 2021, there were 351,036 warrants issued to EIB under the loan agreement with EIB, which are expected to be cash settled. For a more detailed description of the EIB warrants see the section herein entitled “Our EIB warrants.”

Additionally, on November 28, 2021, we entered into a Share Sale and Restriction Agreement with, Dr. Lars Staal Wegner, our Chief Executive Officer, Dr. Niels Iversen Møller our Co-Founder, Chief Business Officer and interim Chief Financial Officer and Andreas Mattsson, our Co-Founder and Chief Innovation Officer, pursuant to which Dr. Wegner agreed to exercise 211,849 warrants in each of the two week exercise windows established under our Articles of Association that are expected to open two trading days following publication of our annual report and interim quarterly financial reports in March 2022, May 2022, August 2022 and November 2022, respectively.

Under the terms of this agreement, Dr. Wegner, Dr. Møller and Mr. Mattson further agreed with us that in the corresponding open trading window related to each such exercise consisting of the four-week period commencing on the third full trading day after the date of publication of our annual report or interim financial reports in March 2022, May 2022, August 2022 and November 2022, each a Trading Window, Dr. Wegner would sell such Ordinary Shares and Dr. Møller and Mr. Mattson will purchase such ordinary shares, with each of Dr. Møller and Mr. Mattson purchasing fifty per cent (50%) of such shares, at a purchase price per share equal to the Volume Weighted Average Price, or VWAP, of our ADSs at the close of the market on the date of exercise as reported on Nasdaq.

Under the terms of the agreement, Dr. Møller and Mr. Mattson agreed that during each Trading Window each of them will sell 328,731 ADSs representing Ordinary Shares at a price equal to the prevailing market price thereof on the date of such sale as reported on Nasdaq. Furthermore, pursuant the terms of the agreement, Dr. Møller and Mr. Mattson are required to sell such shares and are prohibited from exercising any subsequent influence over how, when, or whether to effect the trade(s).

Sales of ADSs or our ordinary shares as restrictions end or pursuant to the above described agreement or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult for holders of ADSs to sell the ADSs.

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

We may from time-to-time issue additional ordinary shares or sell ADSs at a discount from the current trading price of our ordinary shares or ADSs. As a result, holders of ADSs could experience further immediate dilution upon the issuance of any ordinary shares or ADSs sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, ordinary shares or ADSs. If we issue ordinary shares or securities convertible or exchangeable into ordinary shares, such as ADSs, holders of the ADSs could experience additional dilution and, as a result, the price of the ADSs may decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, our existing shareholders’ ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect our existing shareholders’ rights as a holder of ADSs. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as imitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and licensing arrangements with third parties or through asset sales, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Investors should be aware that the rights provided to our shareholders under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a United States company under applicable United States federal and state laws.

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of United States companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director/management liability under limited circumstances. In addition, a majority of our shareholders may release a director or manager from any claim of liability we may have, including if such director or manager has acted in bad faith, negligently or fraudulently. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a director or manager, provided that the circumstances of the act or omission giving rise to the claim of liability was not known to the shareholder at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most United States federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if such director has acted in bad faith or has breached such director’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under United States law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a United States debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a United States company under applicable United States laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and United States federal and state laws, on the other hand, in certain instances, holders of the ADSs could receive less protection as an shareholder of our company than such holders would as a shareholder of a United States company.

Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future issuances of our ordinary shares.

Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Even the shareholders’ pre-emptive subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares or ADSs may be issued at market value as well as by way of incorporation of available reserves (including premium). In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive subscription rights in relation to future capital increases in our company can be restricted for United States residents according to United States securities law. As a result, the ownership interest of shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question.

Our shareholders have authorized our board of directors to issue securities, including in connection with (i) issues of new ordinary shares with preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (ii) issues of new ordinary shares without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (iii) issues of warrants without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, and (iv) issues of convertible bonds without preemptive rights for our existing shareholders at market price against cash payment. The absence of pre-emptive rights for existing shareholders may cause dilution to such holders.

However, holders of the ADSs in the United States will not be entitled to exercise or sell pre-emptive subscription rights related to their ordinary shares, unless we register the pre-emptive subscription rights and the securities to which the pre-emptive subscription rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to ADS holders unless both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act.

Holders of ADSs may not receive distributions on our ordinary shares represented by the ADSs or any value for them.

If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from us that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case ADS holders will receive no value for these rights.

United States holders of ADSs may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

A non-United States corporation will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. We do not believe we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021. PFIC status is based on our income, assets and activities for the entire taxable year, which we expect may vary substantially over time, and therefore, it is not possible to determine whether we will be characterized as a PFIC for any taxable year until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status for the taxable year ending December 31, 2022 and in future years will depend on our income, assets and activities in each of those years. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were to be or become a PFIC for any taxable year during which a United States holder (defined below in “Taxation – Certain Material United States Federal Income Tax Considerations”) holds ADSs, certain adverse United States federal income tax consequences could apply to such United States holder. See “Taxation – Certain Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

The Danish tax treatment of ADSs by the Danish tax authorities is uncertain.

The specific treatment of ADSs under Danish tax law is highly uncertain and not codified in law. The interpretation by the Danish tax authorities may have adverse effects on the taxation of investors. In the tax description contained herein we are assuming that the ADSs are to be treated as ordinary unlisted shares for Danish tax purposes. However, recent communications from the Danish tax authorities indicate that a holder of ADSs may not be treated as holding unlisted shares in the company for Danish tax purposes. In the event that the holders of ADSs are not treated as holding unlisted shares in the company, it is likely that they will be treated as either holding listed shares or financial instruments for Danish tax purposes, which will impact the Danish tax treatment of the ADS holders, including in respect of the taxation of dividends paid to ADS holders. Furthermore, the communications from the Danish tax authorities indicate if the holders of ADS are not treated as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.

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

We may fail to meet our publicly announced guidance or other expectations about our business, which could cause the market value of our ADSs to decline significantly.

We may provide from time to time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. Our guidance is based on certain assumptions, such as those relating to anticipated production and sales volumes, average sales prices, supplier and commodity costs, and planned cost reductions. If our guidance varies from actual results, the market value of the ADSs could decline significantly.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of the ADSs, the market price of the ADSs and their trading volume could decline.

The trading market for the ADSs will rely, in part, on the research and reports that securities or industry analysts publish about us or our business. If no or only limited securities or industry analysts cover our company, the trading price for the ADSs would be negatively impacted. If any of the analysts who cover us downgrades our equity securities or issues an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, the market price of the ADSs would likely decline. If one or more of these analysts cease to cover the ADSs, or downgrades our securities, we could lose visibility in the market for the ADSs, which in turn could cause the market price of the ADSs to decline or their trading volume to decline.

Our principal shareholders and executive management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

As of December 31, 2021, our executive management, directors, holders of 5% or more of our ordinary shares and their respective affiliates beneficially own 42% of our outstanding voting securities. As a result, these security holders will have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that holders of ADSs may feel are in their best interest as a holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

We have broad discretion in the use of our cash, cash equivalents and investments, including the funds raised from our follow-on offering and our IPO, and we may not use them effectively.

Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the funds raised from our follow-on offering and our IPO, and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse impact on our business, cause the market price of the ADSs to decline, and delay the development of our product candidates. Pending their use, we may invest our cash, cash equivalents and investments, including the funds raised from our follow-on offering and our IPO, in a manner that does not produce income or that loses value.

We may not have sufficient funds available to pay amounts due and owing European Investment Bank upon the exercise of certain warrants and may be required to use a portion of the proceeds from funds raised from the follow-on offering or our IPO to make such payments.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of the IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022.

Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants, it will do so on either a net cash settlement basis at a price equal to the market price on the date of exercise thereof, or by means of exercising its right to cause us to purchase the EIB Warrants at a purchase price equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. In the first six months following the completion of our IPO that occurred in February 2021, the VWAP price to be paid by us is calculated for the entire period from the completion of our IPO until the exercise of the Put Right. Since we fully expect the EIB Warrants to be cash settled, we do not expect them to affect our share capital at any time. However, since the amount of cash that we will need in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants is based on valuations to be determined in the future and, therefore, cannot be determined as of the date of this Form 20-F, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use a portion of the funds raised from our follow-on offering and/or our IPO for such payments. For a more detailed discussion of the terms of the EIB Warrants see the section herein entitled “Description of Share Capital  –  Our EIB Warrants.”

Because we do not currently pay cash dividends on our ordinary shares and do not anticipate doing so in the foreseeable future, capital appreciation, if any, will be the sole source of gain on investments in the ADSs.

Currently, we do not have any plans to declare or pay cash dividends on our ordinary shares. Our intention is to retain all future earnings, if any, to finance the growth and development of the business. Additionally, the terms of any future debt agreements may preclude dividend payments. As a result, capital appreciation, if any, on the ADSs will be the sole source of gain for the foreseeable future.

You may be subject to limitations on surrenders of the ADSs and the withdrawal of the underlying shares.

Temporary delays in the cancellation of the ADSs and withdrawal of the underlying shares may arise because the depositary has closed its books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our shares. In addition, you may not be able to cancel the ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See “Description of American Depositary Shares.”

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

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement or relating to our ordinary shares or the ADSs, which could result in less favorable outcomes to the plaintiffs in an action of that kind.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under United States federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that holders of ADSs consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

4.A. Business Overview

General

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

Our AI Platforms

Our four proprietary AI platforms include (i) PIONEER™, our immuno-oncology platform, (ii) EDEN™, our bacterial disease platform, (iii) RAVEN™, our viral disease platform, and (iv) AI-DeeP™, our newly developed immuno-oncology platform for prediction of drug response. Currently, we are focused on using PIONEER for the development of patient-specific immunotherapies for various cancers and using EDEN to develop vaccines against bacterial diseases. We plan to use our RAVEN platform to discover and develop vaccines against future coronaviruses as well as other viral infections. We intend to use AI-DeeP to determine which patients may benefit from cancer immunotherapies. We may, in the future, develop additional platforms to address other conditions known to have a large immunological component, examples of which could include autoimmune diseases, microbiome dysbiosis, allergies and parasites.

Figure 1. Present (orange) and potential future (blue) AI platforms based on Evaxion’s AI-Immunology core.

Using the powerful AI technology of our PIONEER and EDEN platforms, we are currently developing four product candidates: EVX-01, for the treatment of advanced or metastatic unresectable melanoma; EVX-02, for adjuvant treatment of resectable melanoma; EVX-03, for multiple cancer indications; and EVX-B1, a vaccine for the prevention of S. aureus (including methicillin-resistant S. aureus, or MRSA, induced skin and soft tissue infections, or SSTI. Upon completion of successful Phase 2b, proof-of-concept, or PoC, trials, we plan to monetize our product candidates via out-licensing arrangements with pharmaceutical partners. We believe this scalable strategy will allow us to capture value from both the predictive power of our proprietary AI technology platforms and their ability to accelerate drug development.

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

Our Proprietary Platforms and Product Pipeline

In order to validate the predictive ability of our platforms, combined with our multiple delivery modality approach, we are developing the following pipeline of drug candidates:

Figure 2: Our current product development pipeline.

Our first lead product candidate developed using our PIONEER platform, EVX-01, is a novel liposomal, peptide-based cancer immunotherapy designed to engage a patient’s own immune system to fight various cancers by mounting a targeted response against tumors. EVX-01 is administered in combination with PD1/ PD-L1 checkpoint inhibitor, or CPI. In July 2021, we announced initial data readout from our Phase 1/2a clinical trial of EVX-01 in advanced or metastatic unresectable melanoma demonstrating an overall response rate, or ORR, of 67% across all nine patients compared with a historical ORR of 40% with anti-PD-1 treatment alone. The study also demonstrated a complete response, or CR, of 22%, compared with a historical CR of 7% with anti-PD-1 treatment alone. Among the four patients on the highest two doses, there was an ORR of 75%. Three patients with stable disease, or SD, for 10, eight and nine months on anti-PD-1 treatment alone, achieved CR, CR and partial response, or PR, respectively, following EVX-01 administration. In addition, the data showed induction of neoepitope-specific T cells in 100% of patients. 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses.

The results also demonstrated that our recently introduced, novel proprietary AI-Immunogenetic Drug Response Platform, or AI-DeeP, which seeks to infer which patients benefit from our cancer immunotherapies based on immunogenetic expression signatures in the tumor microenvironment, is able to identify patients responding to therapy with high precision.

Based on our Phase 1/2a clinical trial initial data readout,on October 21, 2021, we entered into Clinical Trial Collaboration and Supply Agreement, or the Merck CTCSA, with MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada), or MSD, to evaluate in a new Phase 2b clinical trial, the combination of our patient-specific neoepitope cancer immunotherapy compound, EVX- 01,with MSD’s anti-PD-1 therapy KEYTRUDA ® (pembrolizumab) compound, a humanized anti-human PD-1 monoclonal antibody.

We will act as the sponsor of the clinical trial under our own IND with the right of reference to the IND of MSD’s compound. The planned multi-center Phase 2b clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma and will investigate EVX-01 in combination with KEYTRUDA®. Under terms of the Merck CTCSA, we will be responsible for the conduct of the study. MSD will be responsible for the supply of all of the necessary KEYTRUDA® and we will continue to collaborate with MSD as the data mature.

We will own all data (including raw data) and results generated from the clinical trial other than data related to Sample Testing Results, Joint Clinical Data or MSD Clinical Data, as those terms are defined in the Merck CTCSA, a copy of which is filed as Exhibit 99.2 to Form 6-K filed with the SEC on October 25, 2021.

Under the terms of the Merck CTCSA, MSD may terminate the agreement in the event it believes that its compound is being used unsafely. Either we or MSD may terminate the agreement if either of us determines (i) that there has been a material breach thereof by the other party, (ii) that the clinical trial may adversely affect patient safety or (iii) to withdraw the development of its compound for medical, scientific or legal reasons. In addition, either we or MSD may terminate the agreement if any regulatory authority takes any action or raises any objection that prevents the terminating party from supplying its compound.

In January 2022, we received regulatory clearance from the Australia Therapeutic Goods Administration, or the TGA, to initiate a Phase 2b clinical trial of our lead product candidate EVX-01 in combination with KEYTRUDA® for the treatment of melanoma. We expect to initiate our Phase 2b clinical trial in the first half of 2022.

Our second lead product candidate developed using our PIONEER platform, EVX-02, is a novel, DNA-based cancer immunotherapy designed to induce a therapeutic immune response in the adjuvant setting in patients with resected melanoma, administered in combination with PD-1 CPI.

In July 2021, we announced preliminary data readout from our Phase 1/2a adjuvant clinical trial of EVX-02 in resectable melanoma demonstrating activation of neoepitope-specific T cells with tumor killing potential. In addition, EVX-02 appeared to be well-tolerated. As of December 31, 2021, 16 patients were recruited to the trial. In March 2022, we reported completion of recruitment of Part 1 of the EVX-02 Phase 1/2a clinical trial.

We believe that the preliminary clinical immune and safety data from the Phase 1/2a clinical trial together with pre-clinical data from both our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03, support moving this candidate into a combined EVX-02/EVX-03 Phase 2b clinical trial. We intend to submit a regulatory filing in the first half of 2022.

Our third lead product candidate developed using our PIONEER platform, EVX-03, is a novel, DNA-based cancer immunotherapy with an antigen presenting cell, or APC, targeting, proprietary unit intended for the treatment of multiple cancers. EVX-03 is in late pre-clinical development. Data from ongoing pre-clinical studies has shown high levels of neoepitope-reactive T cells. We intend to submit a regulatory filing for initiation of a combined Phase 2b clinical trial of our DNA-based cancer immunotherapies, EVX-02 and EVX-03, in the first half of 2022.

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

Additionally, using our EDEN platform, we are developing EVX-B1, a prophylactic multi-component subunit vaccine initially in development for the prevention of S. aureus induced SSTI in patients undergoing elective abdominal hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN in combination with our proprietary chimeric toxin, formulated with a potent adjuvant system. We believe that the predictive power of EDEN and our unique approach to vaccine design may lead to a more effective and highly protective vaccine. EVX-B1 is in late pre-clinical development and we intend to submit a regulatory filing for initiation of our clinical trial in the second half of 2022. We also plan to select our second bacterial product candidate in the first half of 2022.

Figure 3: Anticipated key milestones 2022-2025.

Our Strengths

●	Our fully AI-based approach enables us to discover and develop immunotherapies with unique targets, which we believe may translate into a higher likelihood of clinical success.
●	Our fully AI-based approach enables us to discover and develop immunotherapies more rapidly when compared to other standard approaches.
●	Our unique ability to generate and leverage biologically relevant data that enables the continuous development of our AI-immunology platforms with enhanced predictive power, which we believe may translate into a higher likelihood of clinical success.
●	Our model for iterative training provides continuous improvement of our AI platforms as data is generated throughout the development stages.
●	Our model for screening and testing different delivery modalities that we believe will allow us to potentially develop a broad portfolio of product candidates.
●	Our ability to rapidly move from target identification to clinical development. We expect that we will be able to speed up the time from target identification to clinical development. For our EVX-02 program, we demonstrated our ability to do so in just 18 months. However, there is no guarantee that we will be able to identify potential product candidates in this time frame in the future.
●	Our portfolio of product candidates that target large patient populations.
●	Our AI-immunology technology that enables a high level of scalability, offering the potential to expand our portfolio of product candidates as well as our proprietary AI-immunology platforms.

Our Strategy

●	Validate the predictive ability of our four proprietary AI-immunology platforms by developing our current pipeline of product candidates through successful Phase 2b PoC. To demonstrate that our AI platform derived product candidates translate into clinical effect, we plan to take at least one product candidate from each platform through clinical PoC. Upon receipt of platform validation, we plan to expand our product portfolio within each platform.
●	Rapidly advance our three lead product candidates, EVX-01, EVX-02 and EVX-03, derived from our PIONEER platform through completion of Phase 2b PoC trials. In July 2021, we announced data from our EVX-01 Phase 1/2a clinical trial and interim data from our EVX-02 Phase 1/2a clinical trial. We intend to initiate a Phase 2b clinical trial for EVX-01 in the first half of 2022 and a Phase 2b clinical trial for EVX-02 in combination with EVX-03 in the first half of 2022. We believe a positive readout in these planned Phase 2b trials will provide us with validation of our lead product candidates as well as our PIONEER platform technology and overall AI-immunology platform approaches.
●	Leverage our clinical collaboration with MSD to advance our EVX-01 lead product candidate into Phase 2b clinical trials in combination with KEYTRUDA. We recently entered into the Merck CTCSA and are planning to conduct a multicenter Phase 2b clinical trial in patients with Stage III and IV advanced or metastatic unresectable melanoma to investigate EVX-01 in combination with KEYTRUDA, MSD’s anti-PD-1 therapy in the first half of 2022. Under terms of the Merck CTCSA, we will be responsible for the conduct of the study, and MSD will supply all of the necessary KEYTRUDA® and will continue to collaborate as the data mature.
●	Pursue out-licensing arrangements for late-stage clinical development with pharmaceutical partners for our lead product candidates to advance them toward regulatory approvals and allow us to monetize the development of our product candidates. We plan to out-license on a non-exclusive basis the PIONEER platform, while specific delivery modalities will carry exclusivity for one or more cancer indications. The PIONEER platform will remain in our full control. We also plan to out-license our EDEN derived product candidates. We retain all rights to our core AI-immunology technology and platforms for future product candidate development and platform enhancements.
●	Progress additional pipeline candidates developed with our PIONEER, EDEN and RAVEN platforms into the clinic and through Phase 2b trials, and then pursue out-licensing arrangements. After progressing our lead product candidates through Phase 2b, we plan to move EVX-B1 from our EDEN platform, into the clinic and through Phase 2b PoC trials. We will then focus our attention on our earlier stage programs, including selection of our next bacterial and viral targets.

●	Become a world leader in AI-immunology, translating our platforms into products.
o	With our PIONEER platform, we plan to develop our pipeline with the use of new delivery modalities. To create our patient-specific cancer immunotherapies, we develop or in-license delivery modalities we believe have the ability to induce antitumor effect of PIONEER predicted neoepitopes. We progress the most promising modality candidates tested in the pre-clinical setting into our clinical pipeline. In addition, this enables us to mitigate the uncertainty of the antitumor effect of different delivery modalities.
o	With our EDEN platform, we plan to progress additional bacterial product candidates through pre-clinical and clinical development. We have already demonstrated in vivo protection and filed patent applications for vaccine antigens identified by EDEN for seven different bacterial pathogens, of which the majority have been classified as public health threats by the United States Centers for Disease Control and Prevention, or CDC. We believe EDEN can be applied for the development of multiple bacterial product candidates in the future.
o	With our RAVEN platform, we plan to develop vaccine product candidates for the use against future coronaviruses as well as other viruses. Initially, we intend to develop our RAVEN platform as a response platform with the ability to rapidly develop and produce a vaccine candidate against the next coronavirus. We also plan to expand the platform to target other viruses such as human respiratory syncytial virus, cytomegalovirus and influenza.
●	Continue to invest in our PIONEER, EDEN, RAVEN and AI-DeeP platforms.
o	Further refine and strengthen the predictive performance of our existing AI platforms. Through machine learning and new immunological data generation, we are continuously working to improve the predictive power of our in silico AI models incorporated in our AI-immunology technology. With each major iteration of our PIONEER platform, we have demonstrated significant improvement in its predictive power which has led to stronger antitumor effect in pre-clinical models. We believe this speed with which we are able to train and improve our platforms provides us with a clear advantage over our competition.
o	Generate and utilize new data to improve our platform performance. We generate new, proprietary data to support the continuous development and increase the performance of our platforms. We also develop new methodologies for data generation such as unique mass spectrometry methodologies. Furthermore, we are utilizing and will continue to use our clinical data from our ongoing trials to improve our platforms.
o	Develop new AI platforms to allow us to target indications beyond cancer, bacterial disease and viral infections. We are continuously exploring new frontiers in AI-immunology, including evaluating new therapeutic areas where our know-how and technologies can make a difference such as autoimmune diseases, allergies, microbiome dysbiosis and parasites. We are continuously monitoring the technologies and medical development in such therapeutic areas for timely launch of new AI platforms applicable to such areas.
●	Continue to grow and develop the best talent within AI-immunology. By bringing together leading experts within AI and immunology, our goal is to invest in our team to realize their full potential and maximize their expertise. We intend to further strengthen our leadership position by collaborating closely with leading academic institutions and advisors to share and develop new capabilities that are critical to our ability to develop and maintain proprietary AI platforms.
●	Secure and maintain a strong IP portfolio. We have developed a strong IP portfolio, pursuing different strategies for our immuno-oncology and infectious diseases products, to ensure the exclusive rights to all our lead product candidates and protect our proprietary AI technology as well as to support best the possible commercialization outcomes. We intend to keep all IP rights with respect to a product candidate until end of Phase 2b and out-licensing of the product candidate. We will retain all IP rights to our AI platforms. We currently have 14 issued patents, one allowed and 45 pending patent applications.

Our Management Team

We believe that our fully AI-driven approach and our portfolio of AI platforms places us at the forefront of effectively translating the immune system into novel drug candidates that trigger the immune system to treat a variety of diseases. To deliver on our objectives, we have built an experienced and broadly skilled management team. Our Chief Executive Officer, Lars Staal Wegner, M.D., joined us in August 2017. He served as part of the Senior Management team, leading all commercial and medical affairs efforts at Bavarian Nordic A/S, a NASDAQ Copenhagen listed biotech company, for 10 years prior to joining our company. Prior to that, Dr. Wegner worked in oncology at Pfizer Inc. and served as a clinician at public institutions. On October 15, 2021, our then Chief Financial Officer, Glenn S. Vraniak, informed us that he would be leaving to pursue opportunities outside the biopharmaceutical industry effective on November 1, 2021. Prior to joining us, Mr. Vraniak had served as Chief Financial Officer of electroCore, Inc., a US publicly traded company, from August 2016 until April 2019. As of November 1, 2021, our Co-Founder and Chief Business Officer, Niels Iversen Møller, M.D., replaced Mr. Vraniak, and since that time has acted as our Interim Chief Financial Officer. Prior to founding our company, from our inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer. Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School. Dr. Møller has also held positions as Medical Director at Medical Prognosis, a bioinformatic company, and as Medical Advisor on new oncology product development at AstraZeneca PLC. Erik Deichmann Heegaard, Ph.D., DMSc, joined us in April 2021 as our Chief Medical Officer. Dr. Heegaard has more than 25 years of experience within oncology and infectious diseases. Prior to joining us, Dr. Heegaard served as Head of Medical at Novartis Oncology, Nordics, and as Chief Medical Officer of the oral GLP-1 project at Novo Nordisk where he successfully completed Phase 1 and 2 clinical trials for the project and served as chief architect of the global Phase 3 clinical development program for the project. Prior to that, Dr. Heegaard held numerous research and clinical positions in companies such as Sandia National Laboratories, Bavarian Nordic and Statens Serum Institut. Our other Co-Founder and Chief Innovation Officer, Andreas Holm Mattsson, is a pioneer within in silico development, having already initiated the framework of our proprietary AI platforms while enrolled in academic studies, and eventually inventing the EDEN platform. Our Chief Scientific Officer, Birgitte Rønø, Ph.D., joined us in September 2017. Dr Rønø has more than 15 years’ experience in biopharmaceutical drug discovery from academia and industry. Prior to joining Evaxion, Dr. Rønø served as a specialist, team leader and project manager at Novo Nordisk, from 2013-2017, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.

Jesper Nyegaard Nissen, MSc joined us in March 2022 as our Chief Operating Officer pursuant to the terms of his Service Agreement entered into on January 16, 2022. Mr. Nissen has more than 25 years of experience in the pharmaceutical industry across finance, investments, research and development. Mr. Nissen began his career in Novo Nordisk Corporate Finance being responsible for development of controlling and performance management processes followed by the role as finance responsible for different corporate business areas. In 2020, Mr. Nissen moved into senior leadership roles as Vice President / and later as Corporate Vice President within for Global Research Operations with the focus on research and development and strategic and operational development, which included the responsibilities for clinical sourcing, development IT strategies, establishment of development shared service center in India, application of real world evidence, orRWE and health economics related to clinical trials, development of research strategies, research portfolio governance, operation of global research sites, design and operation of external research engagement models among others. Since January 2021 until joining us, Mr. Nissen has worked for Fujifilm Diosynth Biotechnologies in the program management team for large scale capital projects driving Fujifilm Diosynth Biotechnologies mission to become a global leader within contract development and manufacturing orgsanizations, or CDMOs. Mr. Nissen received his MSc Business Economics (Cand. Oecon.) from the University of Aarhus, Denmark.

On March 14, 2022, we announced that Bo Karmark would join us as our Chief Financial Officer. Mr. Karmark is an experienced financial executive with a career spanning more than 25 years working for several multinational listed companies, primarily in the biotech, pharma, and bioscience industries. Before joining us, he served as the Chief Financial Officer for Aquaporin A/S, a water technology company, for the past seven years. Aquaporin is listed on the Nasdaq Copenhagen stock exchange. Before that, Mr. Karmark held numerous financial management positions at various companies including Chr Hansen Holding A/S, H. Lundbeck A/S, and NsGene A/S. Mr. Karmark received his M.Sc. in Business Administration and Auditing form the Copenhagen Business School, Denmark.

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

We believe a truly personalized, or patient-specific approach, incorporating the entirety of the tumor ecosystem, while taking a more unbiased approach to drug design, is required to advert the inherent complexities of the tumor microenvironment and heterogeneous cellular landscape, and to improve the clinical outcome of cancer immunotherapies. We believe such approach can be achieved by directing immunotherapies towards cancer-exclusive peptide sequences, so called neoepitopes, displayed on the surface of tumor cell originating from patient-specific mutations. Neoepitope-targeting immunotherapies have shown great promise in pre-clinical animal models as well as in early clinical trials.

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

PIONEER – Our AI Platform for the Discovery of Novel, Patient-Specific Immuno-Oncology Therapies

Overview

PIONEER is our proprietary AI platform for the rapid discovery and design of patient-specific neoepitopes used to derive immuno-oncology therapies. Our proprietary in silico AI models within PIONEER, for the prediction of T-cell activation, allow us to efficiently identify and select those neoepitopes that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our PIONEER derived immunotherapies is to deliver therapeutic neoepitopes to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells. As shown in Figure 4 below, PIONEER simulates the key biological steps in presenting each neoepitope to the patient’s immune system with our high-performance, AI-based in silico models.

Figure 4: Illustration of mechanisms within the tumor cell that are required for a neoepitope to have a clinical effect in patients.

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

Step 6 – Clonal Neoepitopes: Tumors are extremely heterogeneous, meaning that not all tumor cells necessarily encode and express the same neoepitopes. Targeting clonal neoepitopes, defined as neoepitopes arising from clonal mutations that are present in all cancer cells, allows for systemic eradication of the whole tumor, as well as potential metastases in the patient. Multiple reports suggest that targeting clonal neoepitopes results in a more effective treatment. PIONEER determines the clonal status of a neoepitope by analyzing the DNA sequencing data using in silico AI models. For patients where DNA sequencing data from multiple tumor biopsies is available, PIONEER seamlessly integrates the information from each biopsy to improve the clonality estimate.

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

Figure 5: Benchmark study of PIONEER against state-of-the-art, public tools for number of hits identified in the top 10 best-ranked neoepitopes.

To compare PIONEER to a pipeline of state-of-the-art public tools, we designed a simulation study with 3,000 patients. Each patient was assigned 500 potential neoepitopes in a 1:5 positive to negative ratio. Both pipelines were tasked with selecting a set of 10 neoepitopes for each patient and the average number of positive neoepitopes was assessed. Results are depicted in Figure 5 above.

Our benchmark study demonstrates that the best publicly available tools are only capable of identifying 2.6 correct neoepitopes in the top 10, which, we believe, in a neoepitope-based cancer immunotherapy is not sufficient to reach a strong antitumor effect. In comparison, PIONEER was able to identify 8.7 correct neoepitopes in the top 10, which we anticipate is optimal to drive an enhanced antitumor immune response. PIONEER include several in silico tools, some of which are AI-based, corresponding to each biological step in neoepitope presentation to the immune system. We believe that our multi-parameter improvements incorporated across our in silico AI models will translate into better antitumor effect. In pre-clinical studies,we have already demonstrated that enhanced neoepitope prediction directly links to improved antitumor effect in mice (see Figure 6 below).

Improved Neoepitope Prediction Directly Translate into Better Antitumor Effect

Our proprietary in silico AI models within PIONEER have been trained on our proprietary data as well as other data, including, but not limited to, next generation sequencing data from tumor samples, mass spectrometry immunopeptidomics, peptide-MHC-binding affinity data, T-cell immunogenicity data, peptide-MHC-binding stability data. We have demonstrated that development and iterative training of our AI platform directly translates into improved antitumor effect in pre-clinical studies. In a pre-clinical tumor study, the efficacy of three versions of PIONEER, each with increasing number of new features were directly compared (see Figure 6 below). Mice treated with neoepitopes predicted by PIONEER 2.0 demonstrated statistically significant better antitumor effect than the groups treated with neoepitopes predicted by earlier versions of PIONEER, thereby demonstrating that improved neoepitope prediction directly translates into improved antitumor effect.

Figure 6: To explore the biological impact of different improvements, three versions of PIONEER were evaluated in the CT26 mouse tumor model. For each version, the top 10 ranked neoepitopes were encoded in separate DNA constructs, designated PIONEER 0.1, PIONEER 1.0, and PIONEER 2.0. Mice were intramuscularly treated twice with the various DNA constructs prior to CT26 cells inoculation. A “mock” plasmid without neoepitopes was included as control.

We believe we are uniquely positioned to develop a neoepitope-based immunotherapy and address the shortcomings from competing approaches through our proprietary algorithms and in silico AI models contained in PIONEER.

Key Advantages of Our PIONEER Platform

●	Identification of Therapeutic Neoepitopes: PIONEER is able to identify therapeutic neoepitopes that drive a T-cell response with higher accuracy compared to predictions done by state-of-the-art public tools. These neoepitopes have been shown to have an antitumor effect in mice. Clinical data from our ongoing EVX-01 clinical trial demonstrate that our immunotherapies induce specific and active T cells in 100% of all patients and 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses.
●	Identification of Therapeutic Patient-Specific Neoepitopes: PIONEER is able to identify truly patient-specific neoepitopes that are unique to a patient’s cancer based on their HLA subtype.
●	Identification of Multiple Neoepitopes: PIONEER identifies multiple neoepitopes that can be incorporated in the immunotherapy to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.
●	Speed: PIONEER rapidly identifies neoepitopes in as little as 24 hours from receipt of patient biopsy sequencing data.
●	World Wide Clinical Applicability: PIONEER is clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.
●	Potential for Repeat Use of PIONEER Over the Lifetime of a Patient’s Cancer Treatment: Multiple PIONEER designed therapies targeting different sets of neoepitopes can be applied. We believe that with this approach, even relapsing patients will benefit from additional, newly designed PIONEER immunotherapies that target emerging cancer clones specifically.
●	Safety Profile: PIONEER has been configured to deselect potentially harmful neoepitopes, limiting off target effects.
●	Continuous Improvement: PIONEER was developed in 2016 and has been updated and improved numerous times by incorporating additional unique data generated in-house and through strategic partnerships, and other available data sets. We will continue this ongoing data incorporation as we generate more pre-clinical and clinical data from our ongoing trials to ensure that our in silico AI models remain state-of-the-art. In addition, we continue to include new features in the platform to increase its predictive power.

Example of Continuous Improvement: Proprietary, In-House MS Methodology Moves Prediction from 60% to 90% Accuracy

We take a unique approach to data generation to further improve the predictive power of PIONEER. One such example includes our novel mass spectrometry, or MS, -based assay for proprietary data generation of in vivo MHC ligand stability data, which we believe overcomes limitations of current stability assays that only explore the feature in vitro. The unique data generated from our assay was used to create an MHC ligand stability prediction tool. Figure 7 below shows data from our PoC study in which predictions were benchmarked on confirmed cancer neoepitopes demonstrating superior performance of our tool in predicting the top 10 neoepitopes compared to predictors created using traditional MS data. We have filed patent applications on both the experimental assay and the algorithmic approach for data interpretation. Our article describing these findings have been published in Nature Communication.

Figure 7: EvaxMHCIstab demonstrates improved performance when compared to the current state-of-the-art prediction tools (EvaxMHCI and NetMHCpan-4.0).

As shown in Figure 7 above, the AI model was trained using proprietary thermostability data from a mass spectrometry-based immunopeptidomics workflow and used to predict 26 immunogenic cancer neoepitopes and 20 confirmed negative cancer peptides curated from the Immune Epitope Database. Of the 10 peptides predicted to be the most stable by EvaxMHCIstab, nine were confirmed neoepitopes. In comparison, only six to eight of the neoepitopes were ranked as part of the top 10 predicted peptides by the other prediction tools.

Using PIONEER to Derive Our Immuno-Oncology Product Candidates

Figure 8: Our process for delivering a patient-specific cancer immunotherapy.

As shown in Figure 8 above, the following steps describe our process for delivering patient-specific cancer immunotherapy:

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

Initially, our patient-specific immunotherapies are intended for the use as a combination therapy with CPIs. Evidence suggests that in patients responding well to CPI treatment, the response is partly mediated by neoepitope-reactive T cells. Induction of de novo neoepitope-specific T cells in combination with CPIs represent a synergistic strategy to expand the number of patients responding to treatment as well as improving the clinical outcome. We intend to evaluate our patient-specific immunotherapies as monotherapies in the future.

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

Figure 9: Our immuno-oncology product development pipeline derived from PIONEER.

Our Lead Product Candidate EVX-01

Overview

Our lead product candidate EVX-01, is a novel cancer immunotherapy designed to engage the patient’s own immune system by mounting a targeted response against tumors. EVX-01, in combination with PD-1/-L1 CPIs, is intended for the first-line treatment of a variety of metastatic and unresectable cancers amenable to PD-1/-L1 inhibition. In July 2021, we announced initial data readout from our Phase 1/2a clinical trial of EVX-01. Based on the data readout, we entered into a collaboration with MSD and plan to advance EVX-01 into a Phase 2b clinical trial in combination with MSD’s KEYTRUDA. We expect to initiate our Phase 2b clinical trial in the first half of 2022.

EVX-01 consists of five to 10 PIONEER-identified neoepitopes formulated as peptides (neopeptides) together with a strong CD8+ and CD4+ T-cell inducing adjuvant, CAF09, in-licensed from SSI. When administered to the patient, we believe EVX-01 will induce neoepitope -specific T cells that will migrate to the tumor site and induce tumor killing or target circulating tumor cells to eliminate these before becoming metastatic.

We have selected CAF09, a cationic liposomal adjuvant formulation, for its potent ability to induce neoepitope-specific T-cells and for its ability to induce significantly higher T cells compared to well-characterized adjuvants or similar liposomal systems in pre-clinical studies performed by SSI.

To investigate the ability of CAF09 to induce a tumor specific immune response and prevent tumor growth, we performed a pre-clinical study in mice engrafted with the mice cancer melanoma cell line B16F10. A mouse EVX-01, or mEVX-01, immunotherapy comprising three B16F10 tumor specific epitopes was produced and mixed with CAF09. In mice treated with mEVX-01 a reduced tumor burden was observed compared to untreated or CAF09 only treated mice (p-value <0.05, unpaired t test with Welch’s correction, Figure 10A). In whole blood from the mEVX-01 group, high frequent epitope-specific CD8+ T cells were detected (p-value <0.05, unpaired t test with Welch’s correction, Figure 10B). Collectively, these pre-clinical data underline the ability of EVX-01 to promote functional T cells with tumor killing potential.

Figure 10: CAF09 was co-formulated with three well-described B16F10 specific CD8+ T cell epitopes, referred to as mEVX-01 in the graph. Mice were treated prophylactically with mEVX-01 starting two weeks prior to B16F10 tumor cell inoculation at day 0. P-values were calculated using unpaired t test with Welch’s correction. 10A: P<0.05; 10B: P<0.05.

EVX-01 was developed in collaboration with a consortium consisting of Center for Cancer Immune Therapy at Herlev Hospital, Department of Health Technology at Danish Technical University, Center for Genomic Medicine at University Hospital Copenhagen and the Center for Vaccine Research at SSI. The development and Phase 1/2a clinical trial of EVX-01 was partly funded through a $3 million grant from the Innovation Fund Denmark. Evaxion retains all of the commercial development rights to EVX-01.

Addressable Market for EVX-01

We are currently developing EVX-01 for the treatment of advanced or metastatic unresectable melanoma with the potential to expand into other solid tumor types such as non-small cell lung cancer, or NSCLC, and bladder cancer. All indications we believe are large market opportunities with unmet medical need globally. According to the American Cancer Society, in 2021 there will be in the U.S.:

●	106,110 new melanoma cases and 7,180 deaths from melanoma;
●	235,760 new lung cancer cases and 131,880 deaths from lung cancer. NSCLC makes up on average 84% of all lung cancer cases; and
●	83,730 new cases of bladder cancer and 17,200 deaths from bladder cancer.

The treatment paradigm for metastatic and unresectable melanoma, NSCLC and bladder cancer has been revolutionized over the last few years with the approval of PD-1/PD-L1 CPIs across treatment lines, including first-line for metastatic and unresectable melanoma and in NSCLC as monotherapy or in combination with chemotherapy/other CPIs depending on a patient’s status. In bladder cancer, PD-1/PD-L1 CPIs are approved in the first-line setting for cisplatin ineligible patients as well as later line treatments. Only a minority of patients in these three indications have durable responses to PD-1/PD-L1 CPIs with a majority of patients ultimately showing progressive disease. We believe that our therapeutic neoepitopes could change the treatment paradigm in combination with PD-1/PD-L1 CPIs across these three indications by expanding the patient population responding to PD-1/PD-L1 inhibitor treatment (CPI-resistant patients) and potentially increasing the effect in patients already responding to PD-1/PD-L1inhibitor treatment.

Our EVX-01 Phase 1/2a Clinical Trial

Our EVX-01 Phase 1/2a clinical trial was a first-in-human clinical trial of EVX-01 in combination with anti-PD-1 or anti-PD-L1 (NCT03715985). The trial commenced in January 2019 and was an open-label, single-arm trial. The objectives of the trial were to evaluate the safety/tolerability (primary endpoint) and immunogenicity and feasibility of manufacturing (secondary endpoint) and establish a recommended Phase 2b dose, or RP2D. The trial was initially intended as a basket trial for three indications: metastatic melanoma, NSCLC and bladder cancer. The indications were subsequently changed to advanced or metastatic unresectable melanoma.

Figure 11: Clinical design of the first-in-human Phase 1/2a clinical trial in the EVX-01 program.

Initial Data Readout from Our EVX-01 Phase 1/2a Clinical Trial and MSD Collaboration

In July 2021, we announced initial data readout from our Phase 1/2a clinical trial of EVX-01 in advanced or metastatic unresectable melanoma demonstrating an ORR of 67% across all nine patients compared with a historical ORR of 40% with anti-PD-1 treatment alone. The study also demonstrated a CR of 22%, compared with a historical CR of 7% with anti-PD-1 treatment alone. Among the four patients on the highest two doses, there was an ORR of 75%. Three patients with stable disease, or SD, for 10, eight and nine months on anti-PD-1 treatment alone, achieved CR, CR and PR, respectively, following EVX-01 administration. In addition, the data showed induction of neoepitope-specific T cells in 100% of patients. 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses. Data from the trial also showed that EVX-01 appeared to be well-tolerated with only Grade 1 and 2 adverse events such as fatigue and fever.

Based on our Phase 1/2a clinical trial initial data readout,on October 21,2021, we entered into the Merck CTCSA to evaluate in a new Phase 2b clinical trial, the combination of our patient-specific neoepitope cancer immunotherapy compound, EVX- 01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) compound, a humanized anti-human PD-1 monoclonal antibody.

In January 2022, we received regulatory clearance from the Australia Therapeutic Goods Administration, or the TGA, to initiate a Phase 2b clinical trial of our lead product candidate EVX-01 in combination with KEYTRUDA® for the treatment of melanoma. We expect to initiate our Phase 2b clinical trial in the first half of 2022.

Our EVX-01 Phase 1/2a Clinical Trial Data

As of December 31, 2021, 13 Stage IV (M1a-c) metastatic and unresectable melanoma patients were treated with EVX-01; five at dose level 1, three at dose level 2 and five at dose level 3.

Figure 12: Results on nine patients with metastatic melanoma treated with EVX-01 in the EVX-01 Phase 1/2a clinical trial.

Figure 13: % change in target lesion size for nine patients treated with EVX-01. Disease development determined according to RECIST criteria.

As shown in Figure 13 above, a benefit of the combination therapy was observed for six patients. Of these, two patients had a CR, four patients had a partial response, or PR, one patient had stable disease, or SD, and two patients had progressive disease, or PD as best outcome.

Figure 14: Overview of RECIST disease assessment of EVX-01 compared to KEYTRUDA label (Keynote-006 study) and KEYNOTE-006 (Robert et al. 2015. Pembrolizumab versus Ipilimumab in Advanced Melanoma. N. Engl. J. Med. 372: 2521–32, Keynote 006 responses after 2 months corresponding to time from biopsy to first dose of EVX-01). High dose level refers to dose level 1 and 2.

As shown in Figure 14 above, ORR, CR and PR Achieved by EVX-01 in combination with anti-PD-1 compares favorably to anti-PD-1 treatment alone.

Immunogenicity Data From our EVX-01 Phase 1/2a

Immune monitoring data from the nine patients treated with EVX-01 demonstrated that 100% of patients had reactive T cells and 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses (see Figure 15).

Figure 15: Immune readout for the nine patients treated with EVX-01 in combination with PD-1 inhibitor treatment.

Neoepitope and Clinical Response Correlations

As shown in Figure 16 below, we observe a correlation between broadness of immune response and clinical benefit when investigated if responding patients had a higher frequency of neoepitopes resulting in a tumor specific immune response as measured in blood by ELISpot. As seen in Figure 16, responding patients in general had a higher frequency of immunogenic neoepitopes after three EVX-01 doses. Furthermore, de novo induced neoepitopes were also more frequently induced in responding patients. We also observed a correlation between PIONEER predictions and clinical benefit when investigating the PIONEER score and the number of identified, high quality neoepitopes against clinical outcome in the nine patients. As seen in Figure 17 below, responding patients generally harbor more high scoring neoepitopes and more high quality neoepitopes.

Figure 16: Frequency of immunogenic neoepitopes (left)and frequency of neoepitopes inducing a de novo immune response (right). Clinical response as defined by RECIST, immunogenic neoepitopes are defined as neoepitopes where the T-cell response (SFU) after three EVX-01 treatments is at least double the response induced by irrelevant peptides at the same timepoint, frequency of immunogenic neoepitopes is calculated per patient and de novo immunogenic neoepitopes are defined as neoepitopes where the T-cell response (SFU) is less than or equal to twice the response induced by irrelevant peptides at timepoints before EVX-01 treatment and at least double the response induced by irrelevant peptides after 3 EVX01 treatments.

Figure 17: Average PIONEER neoepitope score (left) and frequency of high-quality PIONEER neoepitopes (right). Clinical response as defined by RECIST, mean PIONEER score is the mean PIONEER score of the 5-10 neoepitopes included in the treatment of individual patients, high quality neoepitopes are defined as neoepitopes with a PIONEER score above the median value of all neoepitopes included in the treatments in EVX-01 (5-10 neoepitopes per patient, 63 neoepitopes in total).

Patient Cases From our EVX-01 Phase 1/2a Trial

Patient D02_A is a 64-year-old female diagnosed with Stage IV (M1a) metastatic melanoma with a PD-L1 tumor expression of <1%. Lesion A (right arm sc, target lesion) and lesion B (abdominal sc) were identified at baseline. This patient had SD on CPI for 10 months prior to EVX-01 treatment (Cohort B) and achieved a complete response after treatment with EVX-01. The patient had a T-cell response to 100% of EVX-01 neoepitopes and the neoepitope-specific T-cell responses were observed to migrate to the neoepitope target. CT scan and PET-CT show complete elimination of the tumor following EVX-01 treatment.

Figure 18: The change in lesion size measured for Patient D02_A. The % change in lesion size is plotted at each evaluation time point. The time point for each EVX-01 dose is indicated in the plots with black arrows. The strength of the neoepitope-specific immune response in patient PMBCs, as measured by IFNy ELISPOT, are also included in the spider plots, visualized with blue bars.

Figure 19: CT scan and PET-CT for Patient D02_A at enrollment (top) and following EVX-01 treatment (bottom).

Figure 20 (left): EVX-01 induction of neoepitope-specific T cells in patient D02_A. T cells staining double positive for IFNg/TNFa/CD107a/CD137 upon stimulation with EVX-01 neopeptide pool. Figure 20 (right): EVX-01 induction of neoepitope-specific T cells that migrates to the neoepitope target, measured as Skin Infiltrating Lymphocytes (SKIL’s) after 2 injections of EVX-01 for patient D02_A.

Patient D01_B is an 81-year-old male diagnosed with Stage IV (M1b) metastatic melanoma. Lesion A (left lung) and lesion B (left thorax wall) were identified at baseline. This patient was treatment näive upon enrollment (Cohort A) and achieved a partial response lasting more than 24.5 months after treatment with EVX-01. The patient had a T-cell response to 100% of EVX-01 neoepitopes, sustained EVX-01 specific T-cell levels and increased immune activation in the tumor microenvironment following EVX-01 treatment was observed. CT scan and PET-CT show clear reduction in tumor size following EVX-01 treatment.

Neoepitope-specific T-cell response
100%
50%
0%
−50%
−100%
% change in target lesion size
500
400
300
200
100
0
SFU/10^6 PBMCs
EVX-01 inj.
0
100
200
300
400
500
600
700
800
Days
left lung
left thorax wall (biopsy)

Figure 21: The change in lesion size measured for Patient D01_B. The % change in lesion size is plotted at each evaluation time point. The time point for each EVX-01 dose is indicated in the plots with black arrows. The strength of the neoepitope-specific immune response in patient PMBCs, as measured by IFNy ELISPOT, are also included in the spider plots, visualized with blue bars.

Figure 22: CT scan and PET-CT for Patient D01_B at enrollment (top) and following EVX-01 treatment (bottom).

Figure 23: Sustained circulating CD4+ T-cell activation for patient D01_B. T cells staining double positive for IFNg/TNFa/CD107a/CD137 upon stimulation with EVX-01 neopeptide pool.

Figure 24: Genomic biomarker expression profiling of baseline and follow-up tumor biopsies of patient D01_B indicating that CD8+ T cells and NK cells are activated and infiltrating the tumor microenvironment. Induction is observed after CPI treatment and further induction is observed after EVX-01 treatment.

Our EVX-01 Phase 1/2a Clinical Trial Dose Escalation and Safety Reporting

Data from our clinical trial suggest that patients treated with higher dose levels of EVX-01 (dose level two and three) seem to have a better T-cell response. When investigating the effect of peptide dose on T-cell response in general, we find that higher dose levels increase ORR and T-cell activation, see Figure 25 below.

Figure 25: ELISpot count of each peptide plotted as a function of dose. * Dose levels 2 and 3.

Increasing the dose level of EVX-01 does not affect the safety profile. Only grade 1 and 2 treatment related adverse events, or TRAEs, were observed across the three dose levels. Most frequently observed TRAEs include fatigue, stomach pain and fever.

Figure 26: Summary of safety data observed for the nine patients treated with EVX-01.

Our Phase 2b Clinical Trial Plans

Based on our Phase 1/2a clinical trial initial data readout,on October 21,2021, we entered into the Merck CTCSA to evaluate in a new Phase 2b clinical trial, the combination of our patient-specific neoepitope cancer immunotherapy compound, EVX- 01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab) compound, a humanized anti-human PD-1 monoclonal antibody. We expect to initiate our Phase 2b clinical trial in the first half of 2022.

The proposed Phase 2b clinical trial will be an open-label, multi-center, single arm trial evaluating the efficacy (best objective response, overall response rate, progression free survival and overall survival) and safety of EVX-01 in adults with advanced or metastatic unresectable melanoma on pembrolizumab (anti-PD-1 antibody) treatment. The trial will be powered to show an improvement in the best overall response of patients with SD or PR after 12 weeks on pembrolizumab treatment. The trial design is guided by recently published KEYNOTE-001 and 006 data from MSD which demonstrates that advanced melanoma patients with SD at week 12 and subsequent progression had poor survival outcomes. We believe EVX-01 in combination with pembrolizumab has the potential to significantly improve patient outcomes. The trial design is developed in collaboration with world leading KOLs; Georgina Long (Melanoma Institute Australia, AU), Patrick Ott (Dana-Faber Cancer Institute, USA) and Inge-Marie Svane (Center for Cancer Immune Therapy, Denmark), and will be conducted in partnership with MSD.

Figure 27: EVX-01 Phase 2b clinical trial design.

The trial design allows for fast readout, and we anticipate interim readout in the second half of 2023, 1-year readout in 2024 and 2-year readout in 2025. Each readout will serve as a decision point for out-licensing the program. First-patient-first-visit is planned for the first half of 2022.

Manufacturing of Our EVX-01 Drug Product

The peptide-based format used to deliver PIONEER-identified neoepitopes in EVX-01 is able to specifically stimulate neoepitope-specific T cells and has a turnaround time of approximately seven weeks from collection of patient-specific biopsies to administration of the therapy. We believe that this seven-week turnaround time is significantly shorter as compared to other current patient-specific, peptide-based, immunotherapies, which have been shown to have turnaround times of 20 or more weeks. Using the peptide-based format, we believe that we have successfully addressed a major bottleneck in the production of patient-specific immunotherapies and can significantly accelerate the manufacturing process for the treatment of patients with advanced cancer.

Our Second Lead Product Candidate EVX-02

Overview

Our second lead product candidate, EVX-02, for adjuvant treatment of resectable melanoma, was also developed using our PIONEER AI platform. EVX-02 is a novel, neoepitope-based immunotherapy administered using a DNA plasmid modality. We have chosen a DNA-based format due to its strong pre-clinical data, its self-adjuvating effects and because of its potential for delivery of a large number of neoepitopes simultaneously.

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

In several in vivo pharmacology studies, treatment with a mouse specific EVX-02 immunotherapy, or mEVX-02, induced robust, dose-dependent antitumor immunity in the CT26 tumor model (see Figure 28A and Figure 29 below). Moreover, we have demonstrated enhanced antitumor effects by including both MHC class I and II epitopes in the mEVX-02 neoepitope-targeting immunotherapy (Figure 30) and by combining mEVX-02 immunizations with anti-mouse PD1 treatment (Figure 31). Further, detailed complementary ex vivo analyses, unravelling the mEVX-02 induced T-cell response, demonstrated neoepitope-recognizing circulating CD8+ T cells (see Figure 28B below) and neoepitope-reactive T cells in the spleens of EVX-02 treated mice as evidenced by cytokine positive CD4+ and CD8+ T cells (Figure 28C-D).

Figure 28: In vivo pharmacology study testing the antitumor effect of a mouse EVX-02 surrogate compound. P-values were calculated using unpaired t test with Welch’s correction. 30A: P<0.001 (tumor volume AUC of Empty plasmid vs mEVX-02 - 5 neoepitopes) and P<0.001 (tumor volume AUC of Empty plasmid vs mEVX-02 - 13 neoepitopes); 29B: P<0.05 Empty plasmid vs mEVX-02 - 13 neoepitopes, 30C: P<0.05 Empty plasmid vs mEVX-02 - 13 neoepitopes, 28D: P<0.05 Empty plasmid vs mEVX-02 - 13 neoepitopes.

As shown in Figure 28 above, groups of BALB/c mice were intramuscular, or IM, administered with 100 μg empty plasmid or plasmids encoding either 5 or 13 top ranked PIONEER identified CT26 neoepitopes, co-formulated with poloxamer 188, designated Empty plasmid, mEVX-02 - 5 neoepitopes and mEVX-02 - 13 neoepitopes, respectively. Figure 28A shows that the mEVX-02 compound containing 13 neoepitopes completely prevented tumor establishment (n=13-14 in all groups). Whole blood neoepitope-MHC I tetramer staining revealed presence of circulating neoepitope-specific CD8+ T cells in the mEVX-02 groups as illustrated in Figure 28B. Complementary ex vivo analysis revealed intermediate and high levels of neoepitope-reactive CD4+ and CD8+ T cells, respectively, in the mEVX-02 -13 neoepitope group depicted in Figure 28C and 30D.

Figure 29: mEVX-02 dose-dependently inhibited the growth of subcutaneous CT26 tumors. In mice immunized with PIONEER-predicted neoepitopes encoded in a plasmid DNA at doses as low as 5 μg DNA, the growth of CT26 tumors was prevented.

As shown in Figure 29 above, in BALB/c mice IM administered with either 0.25, 2 or 5 ug of clinically grade mEVX-02 plasmid encoding 13 PIONEER identified CT26 neoepitopes, co-formulated with poloxamer 188, a clear dose-response effect was obtained (n=13-14 in all groups).

In further in vivo studies, we have demonstrated that the antitumor effect is enhanced by including both MHC class I and II neoepitopes in the mEVX-02 drug construct compared to either a mono MHC class I or II neoepitope-targeting immunotherapy (see Figure 30).

Figure 30: In vivo tumor study investigating the interplay of MHC class I and II neoepitopes in mEVX-02-mediated antitumor immunity. P-values were calculated using unpaired t test with Welch’s correction. Not significant (tumor volume AUC of Empty plasmid vs MHC I neoepitopes), P<0.001 (tumor volume AUC of Empty plasmid vs MHC II neoepitopes) and P<0.001 (tumor volume AUC of Empty plasmid vs MHC I+II neoepitopes).

As depicted in Figure 30 the mean tumor volume observed in CT26 bearing BALB/c mice IM administered with 50 μg mEVX-02 containing two MHC class I and three class II neoepitopes was reduced compared to the tumor volumes in mice treated with either 50 μg mEVX-02 consisting of the two MHC class I or the three MHC class II PIONEER predicted neoepitopes. (n=13-14 in all groups.).

In an additional in vivo pharmacology study, co-treatment with a suboptimal mEVX-02 dose and an anti-mouse PD-1, or mPD-1, antibody led to a combinatorial antitumor effect in a syngeneic tumor model illustrated by an increase in time to reach humane endpoints in mEVX-02 + anti-mPD-1 administered mice compared to single compound treatment groups (see Figure 31 below).

Figure 31: In vivo tumor study investigating the combinatorial effect of mEVX-02 and anti-mPD-1 antibody. P-values were calculated using log-rank (Mantel-Cox) test P<0.01.

In Figure 31, the time to reach humane endpoint, defined by tumor ulceration or a tumor diameter of more than 12 mm, was increased in CT26 tumor bearing BALB/c mice receiving IM injections of a sub-optimal mEVX-02 dose and intraperitoneal, or IP, injections of 200 μg anti-mPD-1 antibody compared to mEVX-02 and anti-PD-1 monotherapy. The anti-PD-1 antibody treatment was initiated when the tumors reached a mean volume 80-100 mm3 in the groups receiving mEVX-02 treatment. As control for unspecific antibody mediated antitumor effect, parallel isotype control antibody groups were included (n=12-13 in all groups.).

The comprehensive in vivo pharmacology data package provides clear evidence of complete EVX-02 induced antitumor responses accompanied by induction of reactive CD4+ and CD8+ T cells and an effect of combining the EVX-02 therapy with standard of care, for example, CPI treatment. The pre-clinical data holds great promise for an efficient patient-specific neoepitope immunotherapy to the benefit of patients suffering from resectable melanoma.

Our EVX-02 Phase 1/2a Clinical Trial

The EVX-02-001 clinical trial is a first-in-human, open label, safety and pharmacodynamic multi-center trial in resectable Stage III/IV melanoma patients (NCT04455503), initiated in the third quarter of 2020. Each patient will, upon tumor resection, receive a unique EVX-02 immunotherapy designed based on their tumor genomic fingerprint in combination with PD-1 CPI. Each patient will receive eight doses of EVX-02 at a two-week interval. Antibodies targeting PD-1 will be administered before, during and after administration of EVX-02 to unleash the potential of the induced EVX-02-specific T cells as well as direct and specific tumor killing. Our goal for the clinical development of EVX-02 is to take it through completion of Phase 2b clinical trials.

Figure 32: Clinical design of the first-in-human Phase 1/2a clinical trial of EVX-02.

As shown in Figure 32 above, the EVX-02-001 clinical trial was intended to consist of two parts. In the first part, two different methodologies for DNA plasmid delivery are being evaluated. The second part was intended to consist of an expansion cohort of the most effective DNA delivery modality, determined by assessment of safety and induced immune response. We believe data from the ongoing EVX-02-001 clinical trial supports progressing the development of EVX-02 from Part 1 into a subsequent Phase 2b trial. As of December 31, 2021, 16 patients were recruited in the EVX-02-001 trial. In March 2022, we reported completion of recruitment of Part 1 of the EVX-02 Phase 1/2a clinical trial.

Preliminary Data Readout from Our EVX-02 Phase 1/2a Clinical Trial

In July 2021 we announced preliminary data readout from our Phase 1/2a adjuvant clinical trial of EVX-02 in resectable melanoma demonstrating activation of neoepitope-specific T cells with tumor killing potential. In addition, EVX-02 appeared to be well- tolerated.

Figure 33: Preliminary clinical data from first two patients treated with EVX-02.

Our EVX-02/EVX-03 Phase 2b Clinical Trial Plans

We believe preliminary clinical immune and safety data from the Phase 1/2a clinical trial of EVX-02 together with pre-clinical data from both our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03, support moving into a combined Phase clinical 2b trial for which we intend to submit a regulatory filing in the first half of 2022. The proposed combined Phase 2b clinical trial will be a randomized, multi-center, three-arm adjuvant trial in 225 patients with Stage IIIB/IIIC/IIID and Stage IV resectable melanoma, studying our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03 in combination with anti-PD1 against anti-PD1 monotherapy. The objectives of the trial are to evaluate recurrence-free survival (primary) and the induction of relevant immunologic response (secondary). First-patient-first-visit is planned for the second half of 2022.

Manufacturing Our EVX-02 Drug Product

To produce patient-specific therapies, DNA plasmids are designed to encode 13 PIONEER identified neoepitopes. EVX-02 is manufactured in two investigational drug products: EVX-02A is patient-specific DNA plasmid formulated with Poloxamer 188 delivered by a standard syringe IM and EVX-02B is patient-specific DNA plasmid delivered via the PharmaJet Stratis® needle-free injection system for IM administration. We have established a manufacturing process with a number of different contract development and manufacturing organizations, or CDMOs, and the entire process from the time of patient biopsy to the time of treatment for these two drug products takes approximately 10 to 12 weeks.

Figure 34: Illustration of our EVX-02 DNA plasmid containing a backbone vector with immune stimulating inserts and PIONEER-identified neoepitopes.

Our Third Lead Product Candidate EVX-03

Overview

Our third lead product candidate based on our PIONEER AI-platform, is a next generation neoepitope-based immunotherapy using a DNA modality with a proprietary APC targeting unit for the treatment of a variety of cancers. EVX-03 is in late pre-clinical development. Data from our pre-clinical studies demonstrates high levels of neoepitope-reactive T cells as well as antitumor effect as shown in Figures 37-39. We intend to submit a regulatory filing for a combined EVX-03 and EVX-02 Phase 2b clinical trial in the first half of 2022.

Directing neoepitopes to APCs is known to be an effective way to initiate an immune response by mediating maturation of the APCs. APC-targeting can be accomplished by introducing modules that selectively engage receptors on specific APC populations.

Figure 35: Design and protein structure of our proprietary APC targeting EVX-03 compound.

Figure 35A above shows that the EVX-03 plasmid contains a cassette encoding a fusion protein with an APC targeting unit, a dimerization domain and a multi-neoepitope unit. Figure 35B above shows that the translated protein product from the DNA cassette will form a homo-dimeric structure through the dimerization domain, which improves stability of the protein and APC internalization.

Figure 36: Illustration of our EVX-03 DNA plasmid containing a backbone plasmid with immune stimulating inserts, PIONEER-identified neoepitopes and an APC-targeting unit.

Our EVX-03 Pre-Clinical Data

The pharmacological effect of EVX-03 mouse specific compounds was addressed in the well-established CT26 syngeneic mouse tumor model. As the EVX-03 immunotherapy is truly patient-specific and the plasmid design is based on each patient’s individual tumor mutational profile, pre-clinical efficacy testing of patient-specific EVX-03 molecules is not feasible. Instead, mouse surrogate compounds were designed by PIONEER directed identification of CT26 tumor-specific neoepitopes.

Figure 37A and 37B below show that the majority of mice treated with mouse EVX-03, or mEVX-03, had complete tumor eradication compared to mice treated without an APC targeting unit. Figure 37C below shows that two weeks after tumor inoculation, whole blood neoepitope-MHC I tetramer staining revealed higher levels of neoepitope-specific CD8+ T cells in the group treated with mEVX-03 compared to mEVX-03 without a targeting unit. Figure 37D below shows that complementary ex vivo analysis revealed higher levels of neoepitope-reactive T cells in the mEVX-03 group as compared to mEVX-03 without a targeted unit.

Figure 38 below shows that EVX-03 induces both a CD4+ and CD8+ neoepitope-specific T-cell response cells detected by intracellular cytokine staining.

Figure 37: In vivo pre-clinical data for EVX-03. AUC = Area under the curve. Statistical analysis was performed using non-parametric Kruskal-Wallis with Dunn’s multiple comparison corrections (*p<0.05, ****p<0.0001).

Figure 38: In vivo pre-clinical data for EVX-03 showing mEVX-03 induces neoepitope-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining.

In Figure 39 below, BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor cell inoculation. mEVX-03 DNA doses ranging from 5-0.25 μg plasmid encoding the thirteen top ranked PIONEER identified CT26 neoepitopes, co-formulated with poloxamer 188, were IM administered to the mice. mEVX-03 doses as low as 0.25 μg elicited a significant antitumor effect.

Figure 39: In vivo pre-clinical data for EVX-03. Establishment of subcutaneous CT26 tumors is prevented in mice immunized with PIONEER-predicted neoepitopes encoded in a plasmid DNA. Antitumor efficacy at DNA doses as low as 0.25 μg is observed.

Our EVX-03 Clinical Development Plans

Our EVX-03 product candidate is currently in pre-clinical development. We believe preliminary clinical immune and safety data from the Phase 1/2a clinical trial of EVX-02 together with pre-clinical data from both our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03, support moving into a combined Phase 2b clinical trial for which we intend to submit a regulatory filing in the first half of 2022.

The proposed combined Phase 2b clinical trial will be a randomized, multi-center, three-arm adjuvant trial in 225 patients with Stage IIIB/IIIC/IIID and Stage IV resectable melanoma , studying our DNA-based patient-specific cancer immunotherapies, EVX-02 and EVX-03 in combination with anti-PD1 against anti-PD1 monotherapy. The objectives of the trial are to evaluate recurrence-free survival (primary) and the induction of relevant immunologic response (secondary). First-patient-first-visit is planned for the first half of 2022.

AI-DeeP, Our Proprietary Immuno-Oncology Platform for Prediction of Drug Response

We recently developed AI-DeeP, an AI-immunogenetic drug response prediction platform, that is based on immunogenetic expression signatures in the tumor microenvironment and seeks to identify patients who may benefit from cancer immunotherapies.

As shown in Figure 40 below, AI-DeeP identifies patients responding to therapy with high precision. When applied to EVX-01, we see an increase in ORR to 100% versus 67% without the predictions of AI-DeeP. We believe this platform may decrease clinical development risk and increase patient and payer benefit through patient stratification based on predicted likelihood of response to immunotherapy. We continue to generate data to further validate and increase sensitivity and precision of AI-DeeP.

Figure 40: Prediction of patient response to immunotherapy from immunogenetic expression profiles in baseline tumor biopsy. At enrollment to the EVX-01clinical trials, tumor biopsies were collected from malignant melanoma patients. Immunogenetic profiling was performed on the tumor biopsies using RNA sequencing. Leave-one-patient- out analysis demonstrate that patient outcomes can be successfully predicted on the 9 patients in the EVX-01 clinical trial. The prediction of patient outcome was found statistically significant (p=0.01) using the permutation test.

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

The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a T-cell response. Antibodies can have different functions, but in general they either lead to neutralization of the pathogen (blocking function of important surface molecules or toxins), opsonization (antibodies bind to pathogen surface and flag them for phagocytosis and killing by immune cells), or complement activation (bound antibodies trigger a cascade of proteins that bind to the pathogen and form a pore that eventually lyses the bacteria or enhances opsonization further). On the other hand, the cellular immune response involves cell-mediated cytotoxicity (killing of infected cells), release of cytokines and chemokines as well as phagocytosis (pathogens are taken up and neutralized by macrophages).

In order to provoke the correct type of immunity as well as receive long-lasting and high protection, many vaccines include adjuvants as part of the formulation. Different adjuvants systems trigger different parts of the immune system. Even though adjuvants are critical components of the vaccines, they typically do not have protective properties by themselves in the absence of the specific antigens. The use of correct adjuvants in combination with the selected vaccine antigen(s) is important for the vaccine design.

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

Figure 41: EDEN is a self-taught AI model that provides important insight into what makes antigens elicit a protective immune response. EDEN identifies novel protective proteins by recognizing abstract features shared with known highly protective proteins.

We believe our approach can be used to target almost any bacterial infection and rapidly enables the discovery and development of vaccine product candidates. We have applied EDEN in seven pathogens to test its predictive power. For each pathogen, EDEN identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens. We intend to develop a pipeline of vaccine product candidates using this platform. We are currently focused on the development of EVX-B1, our novel vaccine product candidate for the prevention of S. aureus, specifically MRSA, infections. We expect to submit a regulatory filing for a clinical Phase 1 trial in the second half of 2022.

Figure 42: Evaxion’s approach to bacterial vaccine discovery and design.

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

Figure 43: To demonstrate the power of EDEN, Evaxion has performed a retrospective validation on Group A Streptococcus M1 strain comparing reverse vaccinology (RV) with the EDEN platform. EDEN was able to identify the same six vaccine product candidates as identified using RV within only 48 hours at a cost of approximately $5,000 compared to five years and more than $10 million spent applying the RV approach. In addition, EDEN identified 24 vaccine product candidates not identified by the RV approach.

Key Advantages of our EDEN Platform

We believe that our AI-based vaccine discovery and design approach has several advantages over more traditional approaches, including:

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

EDEN in Vivo PoC

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

In Vivo PoC Data Example

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

Data from four of the 16 candidates are shown in the figure below, demonstrating protection in two different lethal challenge mouse models.

Figure 44: Pseudomonas aeruginosa antigens identified by EDEN show high level of protection in two challenge models.

The data demonstrate that our EDEN platform is capable of identifying highly protective antigens based on the bacterium proteome. A finding that holds true for multiple bacteria with diverse pathogenicity, emphasizing the broad usability of the platform.

Our EVX-B1 Product Candidate

Overview

Our EVX-B1 product candidate is a multi-component subunit prophylactic vaccine, initially being developed for the prevention of SSTI in patients undergoing elective hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN in combination with two known toxins that play a key role in S. aureus pathogenesis formulated together with a potent adjuvant, CAF01. EVX-B1 is intended to be administered prior to surgery. Upon administration to the patient, we believe that EVX-B1 will significantly reduce S. aureus related SSTI.

EVX-B1 is currently in pre-clinical development. We intend to assess the final formulation of EVX-B1 for safety in a repeat dose toxicity trial for a regulatory filing in the second half of 2022.

Previous attempts to design vaccines to combat S. aureus have not been successful. We believe EVX-B1 is a highly competitive vaccine capable of out-performing other programs in clinical development as it has been designed to:

●	Include novel antigens with high protection abilities. Our proprietary AI platform EDEN has identified several novel vaccine antigens and of these, two have been selected based on protection levels observed in different pre-clinical animal models such as sepsis and skin abscess, and when using multiple challenge strains.
●	Induce broad and effective protection: By including antigens widely present and highly conserved among multiple clinically relevant strains, the vaccine will have a broad coverage and effectively address the medical need.
●	Include multiple antigens: By including multiple antigens with conserved B- and T-cell epitopes, the infecting bacteria is attacked from several angles and critical functions needed for bacterial pathogenicity, persistence and growth are targeted.
●	Target critical toxins: To increase protection even further, EVX-B1 includes a proprietary designed toxoid fusion protein targeting two critical toxins released by the bacteria during infection.
●	Include a potent adjuvant: By including the liposomal adjuvant CAF01, driving a balanced Th1 and Th17 type of immune response, we believe the vaccine induces the most optimal response needed to combat the pathogen.

Addressable Market for EVX-B1

S. aureus is responsible for significant morbidity and mortality worldwide and antibiotic-resistant S. aureus, and in particular MRSA infections, are, according to the CDC, of critical concern and remain a prevention priority. In the United States, S. aureus is estimated to cause 20,000 deaths and amount to a total bill of $15 billion on the health service annually. The global MRSA drugs market is expected to reach over US$ 3.9 billion by 2025.

We are initially developing EVX-B1 for the prevention of S. aureus induced SSTI in patients undergoing hernia surgery. To date, no prophylactic vaccine for the prevention of S. aureus infections has received marketing authorization. With the development of EVX-B1, we are addressing this unmet medical need and believe our candidate has the potential to be the first vaccine to receive approval for the prevention of S. aureus infections.

Upon successful completion of a Phase 2b clinical trial, we intend to expand development of EVX-B1 for the prevention of S. aureus in surgical infections beyond abdominal hernia surgery, such as orthopedic surgical infections, and may explore other indications such as recurrent skin infection indications including, acne, diabetic foot ulcers and impetigo.

Our EVX-B1 Pre-Clinical Data

EVX-B1 is a multicomponent vaccine, consisting of three components to derive a strong vaccine product candidate:

●	Novel, EDEN-identified vaccine antigens evaluated in pre-clinical protection and challenge studies and with critical functions.
●	Uniquely designed toxins selected from a long list of relevant toxins and pre-clinically evaluated as single proteins and fusion protein constructs.
●	Adjuvant selected based on pre-clinical tests and optimal profile for clinical indication.

Each component has been carefully tested and evaluated pre-clinically as outlined in Figure 45 below.

Figure 45: Multicomponent approach to the development of EVX-B1.

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

			No. of	No. of	%	%	Difference in
	Protein	No. of	Test	Control	Survival of	Survival of	% Survival
#	ID	Experiments	Mice	Mice	Test Mice	Control Mice	(Test vs. Control)
1	EDEN-1	4	59	60	76%	28%	48%
2	EDEN-2	2	24	24	58%	13%	46%
3	EDEN-3	3	43	44	77%	32%	45%
4	EDEN-4	2	28	28	68%	25%	43%
5	EDEN-5	2	28	28	68%	25%	43%
6	EDEN-6	2	27	28	85%	43%	42%
7	EDEN-7	3	36	36	61%	19%	42%
8	EDEN-8	5	61	64	51%	9%	41%
9	EDEN-9	3	43	44	63%	30%	33%
10	EDEN-10	3	36	36	69%	36%	33%
11	EDEN-11	3	32	35	53%	20%	33%
12	EDEN-12	3	42	42	62%	31%	31%
13	EDEN-13	3	36	36	47%	28%	19%

The 13 antigens were further subject to extensive bioinformatic analyses to determine their function. Also, early production and formulation characteristics were addressed. Two antigens were selected based on the following parameters:

●	Level of protection in different challenge models and against different S. aureus challenge strains as single antigens and as part of a fusion protein construct.
●	Virulence functions critical for S. aureus pathogenicity and infection, including evasion of innate and adaptive immunity, secretion of virulence factors and toxins and replication , verified by functional assays.
●	Attractive CMC profile of the individual constructs

The two lead antigens were designed and expressed as one fusion protein, EDEN-Fusion-1.

Evaluation and Selection of Toxins

We have evaluated multiple S. aureus toxins and selected the two most promising candidates for our proprietary toxoid fusion protein, which has demonstrated protection in sepsis models and skin abscess models of infection using two different challenge strains. Our toxoid fusion protein, Hla-LukE, includes inactivated forms of α-hemolysin (Hla) and Leukotoxin E (LukE), two toxoids having demonstrated high levels of protection when assessed in animal models amongst publicly described S. aureus toxins.

Evaluation and Selection of Adjuvant

The vaccine antigens and toxin constructs will be formulated with the potent adjuvant CAF01. CAF01 is a cationic liposomal formulation. The hallmark for CAF01 is its ability to induce CD4+ T-cell responses, especially Th1 cells and Th17 cells after parenteral vaccination with strong antibody response. CAF01 has been used in other vaccine programs undergoing clinical testing (in tuberculosis and chlamydia) and has an attractive safety and immunogenicity profile.

Our EVX-B1 Product Candidate

EVX-B1 will include two EDEN-predicted antigens as one fusion protein (EDEN-Fusion-1), two toxins as one toxoid fusion protein (Hla-LukE). EVX-B1 will therefore comprise a total of four antigens expressed as two fusion protein constructs and formulated with CAF01. All protein constructs are engineered to be proprietary to Evaxion.

Pre-clinical data testing our EVX-B1 product demonstrates highly significant levels of protection in two different challenge models (Figure 46-47) and high IgG titers (Figure 48), suggesting good overall immunogenicity.

Figure 46: Assessing protection of EVX-B1 in a mouse sepsis model. Survival proportions of mice having received EVX-B1 product or PBS was followed for 7 days post infection (p.i.). Statistical analysis was performed using Log-rank Mantel-Cox test (p-value <0.0001****).

Figure 46 above shows that EVX-B1 is inducing 79% protection compared to control (PBS) in a mouse sepsis model using S. aureus USA300 for challenge.

Figure 47: Assessing protection of EVX-B1 in a mouse skin infection model. Abscess sizes are presented as area under the curve (AUC) for individual mice and mean with standard deviation. Statistical significance was calculated with Mann-Whitney test (p-value <0.0001****).

Figure 47 above shows that EVX-B1 is inducing highly significant protection compared to control (PBS) in an abscess mouse model of infection using S. aureus USA300 for challenge.

Figure 48: IgG titers. Mice were immunized with EVX-B1. IgG titers are shown as half-max titers for individual mice, groups median values and 95% confidence interwall are shown.

In order to study the immune response following immunization, IgG titers were investigated. Figure 48 above shows that the EVX-B1 product induce high IgG titers specific for both of the two fusion protein constructs, EDEN-Fusion-1 and Hla-LukE, and holds promise for continued development.

Our EVX-B1 Clinical Development Plan

EVX-B1 is currently in pre-clinical development. We intend to assess the final formulation of EVX-B1 in a non-clinical, repeat dose toxicity study for a regulatory filing in the second half of 2022.

The initial clinical development of EVX-B1, Phase 1 clinical trial, will include 20-30 subjects to evaluate the safety and immunogenicity of the vaccine. We plan to conduct the Phase 2 clinical trial in collaboration with Walter Reed Army Institute of Research, or WRAIR, utilizing their prior experience from S. aureus vaccine development, resources and know-how. Collaboration with WRAIR and the United States military has several advantages including high enrollment rate of eligible trial subjects, relatively high and defined attack rate in the control arm over a short period of time, enrollment of subjects with healthy immune systems, relative ease of data capture given the close monitoring of enrolled subjects that is feasible in such a situation. The high attack rate of S. aureus infections among army recruits will allow the trial to be relatively small and more cost-effective than any large-scale population-based development program, provided fast and clear clinical PoC, before initiation of a larger pivotal trial in hernia mesh elective surgery.

Our EVX-B2 Product Candidate

We intend to select our second bacterial product candidate, EVX-B2, in the first half of 2022.

Viral disease Background

So far in the 21st century, seven known coronavirus strains have made the transition from animals to humans causing significant morbidity/mortality around the world. Four of these strains (HCoV-229E, -OC43 -NL63 and -HKU1) cause approximately 30 % of common colds in developed countries, and, therefore, contribute to significant loss of productivity and quality of life. The remaining three strains emerging in 2003 (SARS-CoV-1), 2013 (MERS-CoV) and most recently COVID-19 in 2019 (SARS-CoV-2), have been more virulent with significant human mortality and economic burden. In addition, efforts by the United States Agency for International Development, through the Emerging Pandemic Threats program, have revealed several novel coronavirus strains in animals across the globe that are poised to become the next potential pandemic threat. These observations, combined with the ability of most coronaviruses to re-infect humans after first exposure, clearly underline the need for an effective vaccination strategy against both current coronavirus strains and any future pandemic strains. Research conducted to date on coronaviruses points to the fact that an effective coronavirus vaccine needs to provide a potent B-cell response that facilitates the generation of neutralizing antibodies that blocks viral cell entry. This mechanism needs further support from T cells that can actively locate infected cells and eliminate them before the virus spreads uncontrollably in the human body.

RAVEN – Our AI Platform for the Discovery and Design of Novel Prophylactic Vaccines for Viral Diseases

Overview

We are developing our third, proprietary AI platform, RAVEN, to apply our unique AI technology approach to vaccine design and development against viral diseases.

We believe our RAVEN platform will address the public health threat posed by emerging viral diseases in two key areas:

1.

The need for a viral platform that can address unmet medical needs in viral diseases such as future coronaviruses, respiratory syncytial virus, or RSV, cytomegalovirus, or CMV and human immunodeficiency virus, or HIV, etc.

2.

The need to act fast when the next pandemic virus emerges. RAVEN will allow for highly, broadly effective vaccines for human use in, initially, less than 11 weeks. We believe we will be able to significantly reduce this timeline in the coming years.

Initially, we plan to apply RAVEN for the development of a pan-beta-coronavirus vaccine that will protect against current and future beta corona strains. The development is funded through non-dilutive sources and will serve as a PoC for our RAVEN platform. Once PoC is achieved, we plan to apply RAVEN for commercial, viral targets such as RSV, CMV, HIV, etc.

RAVEN combines the essential AI tools from our PIONEER platform with structural in silico AI tools from EDEN to arrive at a novel potent B- and T-cell vaccine design concept (see Figure 49 below). Our goal with RAVEN is to identify minimal constructs from viral fusion proteins for the generation of neutralizing antibodies (B-cell driven) and to incorporate potent T-cell epitopes with high population coverage from the entire viral genome to ensure elimination of infected cells in any stage of the viral replication cycle.

Key Advantages of our RAVEN Platform

We believe, the combination of the B- and T-cell design approach results in a number of unique features of vaccine design by the RAVEN platform:

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

Early Pre-Clinical PoC for AICoV and RAVEN

To address the threats against human health posed by current and future coronavirus strains, with the support of the Danish government in the form of a grant, we have launched the Adaptive and Intelligent Vaccine for a Rapid Response against Corona Viruses, or AICoV. This program aims to improve our vaccine design and pandemic preparedness capabilities, not only for coronaviruses but also for other emerging viruses that pose a threat to human health. The backbone of AICoV is our RAVEN platform. We combine RAVEN with our proprietary APC targeting, DNA-based delivery technology to further improve the immunogenicity of the vaccine.

Figure 49: Current workflow for the design of an integrated B- and T-cell corona vaccine using our proprietary RAVEN platform.

Using a precursor to our RAVEN platform, we have demonstrated that an optimized B- and T-cell vaccine designed against influenza induces 10 to 20 times higher level of neutralizing antibodies against hemagglutinin, when compared to a strategy utilizing the protein alone. Hemagglutinin is a viral fusion protein located on the surface of the influenza virus where it facilitates cellular entry, serving the same purpose as the spike protein in coronaviruses and its neutralization is therefore key in the development of an effective vaccine.

To evaluate the applicability of our APC targeting DNA vaccine technology in coronavirus, a PoC pre-clinical study in mice was conducted utilizing the receptor-binding domain (RBD) from the spike protein inserted into our APC-targeting DNA technology to arrive at a SARS-COV-2 vaccine (EVX-APC-RBD). The ability of EVX-APC-RBD to induce both T-cell and a functional antibody response was then assessed using IFNγ ELISpot and a live virus neutralization assay, respectively. In Figure 50A, mice immunized with EVX-APC-RBD show induction of a strong T-cell response against peptide epitopes covering the entire RBD fragment. Figure 50B shows the ability of sera from vaccinated mice to neutralize live SARS-CoV-2 in a cytopathic effect microneutralization assay. The obtained neutralization titers are comparable to that of human convalescent sera derived from previously infected individuals.

Figure 50: C57BL/6 mice were IM immunized once a week for five weeks with either 25 ug EVX-APC-RBD or empty plasmid (DNA mock). Splenic material and sera were collected one week post last immunization. A) The EVX-APC-RBD plasmid induced antigen reactive T cells across the RBD fragment as measured by IFNγ ELISpot upon stimulation of spleenocytes from vaccinated mice with three groups of RBD derived 20 mer peptides. Concanavalin A (ConA) is a lectin that activates IFN-γ release and functions as a positive control for the highest possible level of stimulation. B) A micro-neutralization assay using a cytopathic effect (CPE) read-out with live SARS-CoV-2 2019 nCOV ITALY/INMI1 was performed with sera derived from either DNA mock or EVX-APC-RBD vaccinated mice and found to be comparable to data from convalescent patients (PMC7781313, bioRxiv preprint).

A second mice immunogenicity study was performed to evaluate the ability of the RAVEN platform to identify immunogenic epitopes both within and outside the spike protein. Figure 51 shows a specific T-cell response for 15 of the 16 RAVEN predicted epitopes designed specifically for C57BL/6 mice as reported by IFN-y ELISpot, with the majority of the epitopes located outside the spike protein.

Figure 51: C57BL/6 mice were IM immunized once a week for five weeks with 25 ug APC targeting plasmid containing RAVEN predicted epitopes as “epitopes on a string”. Splenic material was collected one week post last immunization. Epitopes were predicted as “hotspots” with a high density of MHCI/II ligands across the SARS-CoV-2 genome specific for the C57Bl/6 MHC haplotype. 15 out of the 16 RAVEN predicted SARS-COV-2 T cell epitopes gave high IFN-γ response in an ELISpot upon restimulation with the corresponding peptides. Cut-off for a positive response was defined as the average value for irrelevant peptide stimulation + 3 standard deviations (- - -).

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

Figure 52: Overview of the planned response cycle for our AICoV program.

We anticipate that we, with our planned response cycle for our AICoV program and the RAVEN platform, will be able to effectively and rapidly address future corona outbreaks. From the time of a zoonosis event to first in human dose in a Phase 1 trial, we believe less than 11 weeks will be required using our approach as outlined in Figure 52 above.

Once we achieve PoC on our RAVEN platform, we plan to further utilize the built-in, adaptive nature of the platform to identity our first commercial, viral candidate in the second half of 2022 and subsequently apply RAVEN to target other viruses that display seasonal reoccurring and/or pandemic potential or general medical need. In addition, the patient-specific manufacturing pipeline and methodologies from our immuno-oncology portfolio have the potential to be combined with our RAVEN platform to generate truly patient-specific vaccines against persistent viruses such as RSV, CMV, HIV, etc.

Our EVX-V1 Product Candidate

We intend to select our first viral product candidate, EVX-V1, in the second half of 2022.

Third-Party Collaborations

We are collaborating with MSD on the Phase 2b clinical trial which will combine our patient-specific neoepitope cancer immunotherapy compound, EVX-01, with MSD’s anti-PD-1 therapy KEYTRUDA compound, a humanized anti-human PD-1 monoclonal antibody.

The planned multi-center Phase 2b clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma and will investigate EVX-01 in combination with KEYTRUDA. We expect to initiate the trial during the first half of 2022. We will act as the sponsor of the clinical trial and MSD will supply all the necessary KEYTRUDA. We will continue to collaborate with MSD as the data mature.

We are also collaborating with the National Center for Cancer Immune Therapy (CCIT-DK) at Herlev Hospital, Department of Health Technology at Danish Technical University, Center for Genomic Medicine at University Hospital Copenhagen and the Center for Vaccine Research at SSI on the development and Phase 1/2a clinical trial of our EVX-01 product candidate.

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

Regulation and Procedures Governing Approval of Drug and Biological Products in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and the FDCA’s implementing regulations and regulates biologics under both the FDCA, the Public Health Service Act, or the PHSA, and their implementing regulations. Both drugs and biologics also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state and local statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or following approval may subject a sponsor to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, license revocation, clinical hold, untitled or warning letters, voluntary or mandatory product recalls, market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

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

Sponsors of BLAs and NDAs must report changes in CMC including manufacturing sites to FDA. Such changes may result in delays in approval of pending BLAs and NDAs or delays in manufacturing approved producers.

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

If the FDA approves a new product, it may limit the approved indications for use of the product, or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including risk evaluation and mitigation strategies, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has stated that although it has limited experience with accelerated approvals based on intermediate clinical endpoints, such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Biosimilars and Reference Product Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. A federal district court ruling in Texas struck down the Affordable Care Act in its entirety based on constitutionality, and in December 2019 the Fifth Circuit Court of Appeals upheld lower court’s finding that the individual mandate in the law is unconstitutional. On June 17, 2021, the Supreme Court reversed the District Court decision on the basis that the Plaintiffs lacked standing.

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

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 28-member European Union, before we may commence clinical trials or market products in those countries or areas. It is not yet clear how the United Kingdom’s withdrawal from the European Union, will affect the approval of medicinal products in the United Kingdom. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

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

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted, but it is not yet applicable in the European Union. The Clinical Trials Regulation will be directly applicable in all the European Union Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned European Union Member State. However, overall related timelines will be defined by the Clinical Trials Regulation. The sponsor of a clinical trial must register the clinical trial in advance, and information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial will be made public as part of the registration. The results of the clinical trial must be submitted to the competent authorities and, with the exception of non-pediatric Phase 1 trials, will be made public at the latest within 12 months after the end of the trial.

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

All application procedures require an application in the common technical document, or CTD, format, which includes the submission of detailed information about the manufacturing and quality of the product, and nonclinical and clinical trial information. There is an increasing trend in the European Union toward greater transparency and, while the manufacturing or quality information is currently generally protected as confidential information, the EMA and national regulatory authorities are now liable to disclose much of the nonclinical and clinical information in marketing authorization dossiers, including the full clinical trial reports, in response to freedom of information requests after the marketing authorization has been granted. In October 2014, the EMA adopted a policy under which clinical trial reports would be posted on the agency’s website following the grant, denial or withdrawal of a MAA, subject to procedures for limited redactions and protection against unfair commercial use. A similar requirement is contained in the new Clinical Trials Regulation that is currently expected to take effect at earliest in 2020.

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

Conditional Approval

In specific circumstances, European Union legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (1) the risk-benefit balance of the product candidate is positive, (2) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (3) the product fulfills unmet medical needs and (4) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

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

European Data Collection and Data Protection Laws

We are required to comply with strict data protection and privacy legislation in the jurisdictions in which we operate, including the General Data Protection Regulation (EU) 2016/679, or GDPR. The GDPR governs our collection and use of personal data in the European Union relating to individuals (e.g., patients). The GDPR imposes several requirements on organizations that process such data, including: to observe core data processing principles; to comply with various accountability measures; to provide more detailed information to individuals about data processing activities; to establish a legal basis to process personal data (including enhanced consent requirements); to maintain the integrity, security and confidentiality of personal data; and to report personal data breaches. The GDPR also restricts the transfer of personal data outside of the European Economic Area (e.g., to the United States and other countries that are not deemed to provide adequate protection under their domestic laws). The GDPR may impose additional responsibility and liability in relation to personal data that we process and require us to put in place additional mechanisms ensuring compliance with the new data protection rules. This may be onerous and adversely affect our business, financial condition, results of operations and prospects. Failure to comply with the requirements of the GDPR and related national data protection laws of European Union member states may result in a variety of enforcement measures, including significant fines and other administrative measures. The GDPR has introduced substantial fines for breaches of the data protection rules, increased powers for regulators, enhanced rights for individuals, and new rules on judicial remedies and collective redress. We may be subject to claims by third parties, such as patients or regulatory bodies, that we or our employees or independent contractors inadvertently or otherwise breached GDPR and related data protection rules.

Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we do not prevail, we could be required to pay substantial fines and/or damages and could suffer significant reputational harm. Even if we are successful, litigation could result in substantial cost and be a distraction to management and other employees.

Coverage, Pricing and Reimbursement

Sales of pharmaceutical products approved by the FDA will depend in significant part on the availability of third-party coverage and reimbursement for the products. Third-party payors include government healthcare programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. We may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development. Our product candidates may not be considered cost-effective. It is time consuming and expensive to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis.

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

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other United States Healthcare Laws and Regulations

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of pharmaceutical products that are granted marketing approval. Our current and future arrangements with providers, researchers, consultants, third-party payors and customers are subject to broadly applicable federal and state fraud and abuse, anti-kickback, false claims, transparency and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations include, without limitation, the following:

●	the United States federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in-cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation. Moreover, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
●	the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious, or fraudulent or knowingly making, using, or causing to be made or used a false record or statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
●	HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or a specific intent to violate it in order to have committed a violation;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without the appropriate authorization by entities subject to the law, such as healthcare providers, health plans and healthcare clearinghouses and their respective business associates;
●	the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
●	federal government price reporting laws, which require us to calculate and report complex pricing metrics to government programs and which may be used in the calculation of reimbursement and/or discounts on marketed products;
●	the Foreign Corrupt Practices Act, a United States law which regulates certain financial relationships with foreign government officials (which could include, for example, certain medical professionals);
●	the national anti-bribery laws and laws governing interactions with healthcare professionals of European Union Member States;
●	the U.K. Bribery Act 2010; and
●	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

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

As previously mentioned, a primary trend in the United States health care industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other health care funding and applying new payment methodologies. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at the United States Centers for Medicare and Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The current Presidential administration and members of the United States Congress have indicated that they may continue to seek to modify, repeal or otherwise invalidate all, or certain provisions of, the Affordable Care Act. For example, the Tax Cuts and Jobs Acts was enacted in 2017, which, among other things, removed penalties for not complying with the individual mandate to carry health insurance. As noted above, a 2018 federal district court ruling struck down the Affordable Care Act in its entirety although the Fifth Circuit Court of Appeals recently limited it to the individual mandate and remanded the case to the district court to determine if other reforms not specifically related to the individual mandate or health insurance could be severed from the rest of the Affordable Care Act. On June 17, 2021, the Supreme Court reversed the district court decision on the basis that the plaintiffs lacked standing.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act that affect health care expenditures. There has been heightened governmental scrutiny in recent years over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the CREATES Act. The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown.

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

Other United States Environmental, Health and Safety Laws and Regulations

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

Intellectual Property

Introduction

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business. Further, we seek to protect our proprietary position by, amongst other methods, filing patent applications in Europe, the United States and potentially other relevant jurisdictions relating to our inventions, improvements and product candidates that are important to our business. We also pursue IP protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field. We pursue a patent strategy which seeks to protect marketed products and methods of their production, as well as therapy methods enabled by our proprietary AI technologies without disclosure to the public of the core elements in each technology. Furthermore, we have filed patent protection of aspects of our PIONEER platform, however, we do not believe that the value of obtaining patent protection for all component of our platform technologies outweighs the risks of disclosing such information. We rely on trade secrets and know-how relating to our proprietary technologies to develop, maintain and strengthen our proprietary position in AI-based drug discovery and development.

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

Patent Portfolio

As of December 31, 2021, we owned a total of 26 patent families, of which 13 are currently in their priority year or international phase and we own several granted patents in the United States (8), Germany (2), France (2) and Great Britain (2) two patents allowed in Europe and have 30 pending national/regional applications.

So far none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolio related to our most advanced product candidates and technologies as of December 31, 2021 are summarized below.

EVX-01

EVX-01 is protected by trade secrets and the proprietary nature of the PIONEER technologies which cannot be copied. Our patent portfolio related to EVX-01 currently includes one patent family. The first patent family is directed to a method of treating cancer in a patient using EVX-01 and has entered national phase in CA, CN, US, EP, JP and AU. We expect the patent family to lapse in January 2040.

EVX-02

EVX-02 is protected by trade secrets and the proprietary nature of the PIONEER technologies which cannot be copied. Our patent portfolio related to EVX-02 currently includes two patent families. The first patent family, also related to EVX-03, is a method patent directed at inducing an anti-cancer immune response in patients by administrating EVX-02 immunotherapy concept comprising DNA plasmid and polaxomer 188, a novel adjuvant. The second patent family is directed at a method of inducing and anti-cancer immune response in patients by administrating the EVX-02 plasmid alone. As of December 31, 2021, the first patent family is in national phase in CA, CN, US, JP and AU and the second in the international phase. The first patent family is expected to lapse in March 2040 and the second in December 2040.

EVX-03

EVX-03 is protected by trade secrets and the proprietary nature of the PIONEER technologies which cannot be copied. Our patent portfolio related to EVX-03 currently includes two patent families. The first patent family is a composition of matter family directed to the EVX-03 product concept. As of December 31, 2021, the patent family was in its international phase and is expected to lapse upon entering international and/or national phase in April 2041. The second patent family, also related to EVX-02, is a method patent directed at inducing an anti-cancer immune response in patients by administrating EVX-03 immunotherapy comprising DNA plasmid and polaxomer 188, a novel adjuvant.

EVX-B1

Our patent portfolio related to EVX-B1 currently includes five patent families. The patent families are composition of matter patents directed against compositions comprising one or more S. aureus antigens. As of December 31, 2021, the first patent family comprised five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in US and one pending in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US and one EP pending application. We expect the patent family to lapse in December 2034. The third patent family currently comprises one US registered patent and one EP application which has been allowed by the EPO and is entering validation in EP countries. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family has pending applications in EP and US jurisdictions. We expect this patent family to lapse in July 2037. The fifth family is in international phase and upon national phases, we expect this patent family to lapse in November 2041.

PIONEER

The PIONEER system is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises of two patent families related to PIONEER. Including a new patent family born in December 2021 with the filing of a European priority founding patent application. The first patent family is directed against a method for selecting a set of neoepitopes for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. As of December 31, 2021, the patent family is in its international phase and upon entry into national stages, we expect the family to lapse in July 2041. The technology covered by the new European patent family supplements the identification of neoepitopes with a system for identifying and utilising highly immunogenic hERVs (human endogenous retroviral sequences) and other, normally non-expressed DNA sequences found in the human genome.

AICoV

Our AICoV program is protected by trade secrets and the proprietary nature of the RAVEN platform. Our patent portfolio related to AICoV currently includes two patent families. The first patent family is a composition of matter family directed to the vaccine delivery concept in AICoV. This patent family entered international phase in July 2021 and will upon entering national phase lapse in July 2041. The second patent family is aimed at the design of vaccines using the RAVEN platform. As of December 31, 2021, this patent family was in its priority year and is expected to lapse upon entry into international and national phase, in 2042.

In-Licensing

We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. On November 30, 2020 we entered into a CAF®09b Supply, Patent Know How Trademark License Agreement with Statens Serum Institut, or SSI, which will grant us a non-exclusive, royalty-bearing sub-licensable license to SSI’s adjuvant technology CAF®09b. Pursuant to the terms of the agreement, we or our affiliates may import, have imported, export, have exported, formulate or have formulated, commercialize, market, use, offer for sale, sell, have sold, supply, or have supplied PIONEER derived immunotherapies administered together or in combination with licensed adjuvant, but not, on a stand-alone basis, the licensed adjuvant. The license specifically excludes any manufacturing rights to the licensed adjuvant, unless the license is extended and the license further excludes any research and development in relation to the licensed adjuvant other than where such research and development is in connection with and for the purpose of research and development in respect of PIONEER derived immunotherapies administered together or in combination with licensed adjuvant.

Pursuant to the SSI agreement, we have rights to three issued United States patents and other patents and patent applications in jurisdictions outside the United States.

The SSI license requires us to pay to SSI an upfront licensing fee equal to €50,000. In addition, in the event we commercialize any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. The royalty term extends for a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER derived immunotherapy administered together or in combination with the licensed adjuvant. Upon expiration thereof, the SSI license shall be deemed to be fully paid up, royalty-free, irrevocable and perpetual with respect to such immunotherapy. However, if any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share due to SSI shall be determined and reflect the extent to which we have invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER derived immunotherapies administered together or in combination with licensed adjuvant prior to entering into a sub-license agreement. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 2b clinical trial, we are required to pay to SSI a percentage of any sublicensing income in an amount in the lower double-digit range. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 3 trial, we are required to pay to SSI a percentage of any sublicensing income in the lower double-digit range. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate without initiating Phase 2b trial, we are required to pay to SSI a percentage of any sublicensing income in the mid double-digit range. Prior to any out-licensing or commercialization of EVX-01, we are not required to make any additional payments to SSI outside of the €50.000 upfront fee mentioned above.

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

On June 29, 2020, we entered into a license agreement with PharmaJet or the PharmaJet License Agreement, which grants us non-exclusive, sub-licensable license to certain intellectual property of PharmaJet and supply of the Stratis® device and disposable needle-free syringes and filling adapter items for use with any products derived from one or more of our product candidates in the field of prophylaxis, diagnosis prediction, and/or treatment of cancer in humans and/or animals. Subject to meeting certain development milestones, additional consideration of up to $320,000 is to be transferred to the seller. Further, $250,000 is to be transferred to the seller upon each regulatory approval of an Evaxion product utilizing the in-licensed technology. Also, we will owe PharmaJet customary royalties in the low single digits based on net commercial sales of any products derived from our product candidates for so long as we continue to use in our product candidates the intellectual property and products licensed from PharmaJet pursuant to the PharmaJet License Agreement. The PharmaJet License Agreement will remain in effect for an initial period until successful completion of the first Phase 1/2a clinical study of our product candidate in combination with the PharmaJet product with the option to extend the term for additional 10 years, after which the term will automatically extend for successive periods of 24 months if not terminated prior to the beginning of each such subsequent extension. Either party may terminate the agreement upon six months prior notice with effect immediately prior to a subsequent extension term. Either party may terminate the agreement with immediate effect upon written notice to the other party due to a material breach by the other party. Moreover, we may terminate the agreement in the event of i) change of control or divestment, ii) regulatory action taken by the FDA or EMA, iii) termination of development of our product in combination with PharmaJet product or iv) if PharmaJet undergoes a change of control to a third party who does not agree to continue to supply us PharmaJet product.

Trade secret protection

Certain of our technologies, including in particular certain proprietary manufacturing processes or technologies and/or AI-based prediction technologies, are protected as trade secrets.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We protect certain of our technologies, including but not limited to algorithms and software, from becoming public knowledge. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, by using confidentiality agreements with any future collaborators, scientific advisors, employees and consultants, and invention assignment agreements with our employees. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk Factors – Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Competition

We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

AI platforms

We face competition from several companies developing AI platforms and software including Schrodinger, BenevolentAI, Atomwise, AI Therapeutics, Insilico Medicine, Recursion Pharmaceuticals, Lantern Pharma, Adaptive Biotechnologies, Immatics, BIOVIA, and Citrine, among others. However, because most of these companies are not focused on developing therapeutic drug candidates centered around neoepitopes or bacteria-identified antigens, we do not consider the majority of them to be our direct competitors. Below is a description of the companies we consider to be our main competitors for each of our three platforms and their respective indications.

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

We also expect to face competition from smaller specialized oncology companies active in the neopepitope/personalized anti-cancer therapy space including Agenus, Gritstone Bio, Advaxis Immunotherapies, Achilles Therapeutics, NousCom, ISA Pharmaceuticals, Genocea Biosciences, Vaccibody, PACT Pharma, PersImmune, Geneos Therapeutics and ZIOPHARM Oncology.

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

Many of our competitors and potential competitors, either alone or with their collaborators, have greater scientific, research and product development capabilities as well as greater financial, marketing, sales and human resources and experience than we do. In addition, smaller or early-stage companies, including immunotherapy-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Some of our collaborators may also be competitors within the same market or other markets. Accordingly, our competitors may be more successful than us in developing and potentially commercializing technologies and achieving widespread market acceptance. In addition, our competitors may design technologies that are more efficacious, safer or more effectively marketed than ours or have fewer side effects or may obtain regulatory approvals more quickly than we are able to, which could eliminate or reduce our commercial potential. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

Employees

As of December 31, 2021, we had 61 full-time equivalent employees, of which 25 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2021 by function and by region:

Function	Number
Clinical Research & Development	8
Scientific Research & Development	38
Supporting Functions	11
Commercial & Business Development	4
TOTAL	61

Region	Number
Capital Region, Denmark	60
New York, United States	1
TOTAL	61

Since 2020, our workforce has grown by 74%, and we have plans to increase the size of our team over the next several years.

None of our employees have engaged in any labor strikes. We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.

4.B. Organizational Structure

Evaxion was formed as a private limited liability company organized under Danish law on August 11, 2008 and re-registered as a public limited liability company on March 29, 2019. Certain of our operations are conducted through our wholly-owned subsidiaries, Evaxion Biotech Australia PTY LTD (Australia) and Evaxion Biotech, Inc., in Australia and the United States, respectively, both of which are listed in Exhibit 8.1 to this annual report.

4.C. Property and Equipment

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021 and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. The initial monthly payment is expected to be between $28,000 and $30,000, which consists of $12,000 for the office space, and is expected to be between $16,000 and $18,000 for the laboratory space. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating And Financial Review And Prospects

5.A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report as well as the discussion in the Business section of this annual report. Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.5612 per $1.00, which was the official exchange rate of such currencies as of December 31, 2021 rounded to four decimal places. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather reflect our plans, estimates, assumptions and projections about our industry, business and future financial results. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 were prepared in accordance with IFRS, as issued by the IASB.

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

Our three proprietary platforms include (i) PIONEER, our immuno-oncology platform, (ii) EDEN, our bacterial disease platform, and (iii) RAVEN, our viral disease platform. Currently, we are focused on using PIONEER for the development of patient-specific immunotherapies for various cancers and using EDEN to develop immunotherapies for bacterial diseases. We plan to use our RAVEN platform to discover and develop vaccines against future coronaviruses as well as other viral infections. We may, in the future, develop additional platforms to address other conditions known to have a large immunological component, examples of which could include autoimmune diseases, microbiome dysbiosis, allergies and parasites.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Risk Factors.”

COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the World Health Organization, or the WHO, declared COVID-19 a pandemic. To date, COVID-19 has surfaced in nearly all regions around the world and resulted in travel restrictions and business slowdowns and/or shutdowns in affected areas. Denmark, all states in the United States, and many local jurisdictions and countries around the world have, at times during the pandemic, issued “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions, and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and/or recommendations, and/or the perception that additional orders, restrictions or recommendations could occur, have, at times during the pandemic, resulted in widespread closures of businesses, including healthcare systems, work stoppages, slowdowns and/or delays, work-from-home policies and travel restrictions, among other effects.

The full extent to which the COVID-19 outbreak will impact our business, results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. As the COVID-19 pandemic continues, our results of operations, financial condition, and cash flows may be adversely affected, and may differ from current projections.

These uncertainties include, among others, the ultimate severity and duration of the pandemic; the emergence and prevalence of COVID-19 variants, such as the recent emergence of the Omicron variant; governmental, business or other actions that have been, are being or will be, taken in response to the pandemic, including restrictions on travel and mobility, business closures and operating restrictions, and imposition of social distancing measures; impacts of the pandemic on our employees, the vendors or distribution channels in our supply chain and on the our ability to continue to manufacture its products; impacts of the pandemic on the conduct of our clinical trials, including with respect to enrollment rates, availability of investigators and clinical trial sites, and monitoring of data; impacts of the pandemic on healthcare systems, impacts of the pandemic on the regulatory agencies with which we interact in the development, review, approval and commercialization of products derived from our product candidates, if any; impacts of the pandemic on reimbursement for products derived from our product candidates, if any, and for services related to the use of products derived from our product candidates, if any; and impacts of the pandemic on the Danish, United States and global economies more broadly.

In addition, we rely upon third parties for many aspects of our business, including the provision of goods and services related to the manufacture of our clinical products and the conduct of our clinical trials. Any prolonged material disruption to the third parties on which we rely could negatively impact our ability to conduct business in the manner and on the timelines presently planned, which could have a material adverse impact on our business, results of operations and financial condition.

COVID-19 or other public health epidemics, pandemics or outbreaks, and the resulting business or economic disruptions resulting therefrom, may adversely impact our business as well as our ability to raise capital. While we continue to conduct research and development, or R&D, activities, including our ongoing clinical trials, the COVID-19 pandemic has, at times, impacted the timelines of certain of our early-stage discovery efforts and clinical trials, and may continue to impact such timelines while the pandemic persists. We work closely with our internal teams, our clinical investigators, R&D vendors and critical supply chain vendors to continually assess, and mitigate, any potential adverse impacts of COVID-19 on our R&D activities. We are closely monitoring the potential impact of COVID-19 on our business and operations, financial results and cash flows. Our top priority remains the health and safety of our staff and the patients in our studies.

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We rely on global networks of contract research organizations and clinical trial sites to enroll patients, Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Selected Financial Data

The selected historical consolidated financial information for the years ended December 31, 2021, 2020 and 2019 and the selected statements of financial position data as of December 31, 2021, 2020 and 2019 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion included below.

Consolidated Statements of Comprehensive Loss Data

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands, except per share data)
Consolidated Statement of Comprehensive Loss Data:
Research and development expenses	$19,583	$10,902	$8,216
General and administrative expenses	6,251	5,666	2,647
Operating loss	(25,834)	(16,568)	(10,863)
Finance income	2,039	216	65
Finance expenses	(915)	(223)	(1,222)
Net loss before tax	(24,710)	(16,575)	(12,020)
Income taxes	178	1,557	825
Net loss for the period	$(24,532)	$(15,018)	$(11,195)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(24,532)	$(15,018)	$(11,195)
Loss per share – basic and diluted	$(1.26)	$(0.97)	$(0.81)
Number of shares used for calculation (basic and diluted)	19,493,143	15,434,758	13,892,314

Consolidated Statements of Financial Position Data

	December 31,
	2021	2020	2019

	(USD in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$32,166	$5,834	$9,559
Total assets	40,163	11,965	11,084
Total liabilities	7,726	4,927	1,722
Share capital	3,755	2,648	2,481
Other reserves	79,144	31,669	22,693
Accumulated deficit	(50,432)	(27,279)	(15,812)
Total equity	32,437	7,038	9,362
Total liabilities and equity	$40,163	$11,965	$11,084

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

The research activities are comprised of activities performed before filing an Investigational New Drug, or IND, or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. We record accruals for estimated research and development costs, including payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expense or accrued expense.

For the year ended December 31, 2021, substantially all of our third-party expenses were related to the development of product candidates in conjunction with our AI platforms. We deploy our personnel and facilities across all of our research and development activities. Costs incurred directly for individual programs consist primarily of trial and product production-related costs. Other costs such as share-based compensation, personnel and facilities expenses, which are not directly attributable to individual programs, are allocated between research and development and other functions and recorded as incurred.

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

General and Administrative

General and administrative expenses consist primarily of fees paid to external consultants and personnel costs, including share-based compensation for our executive, finance, corporate and business development functions. In addition, general and administrative expenses also include depreciation and lease expenses for corporate headquarters as well as other allocated overhead.

As a result of the completion of our follow-on offering and initial public offering, we expect to incur additional general and administrative expenses as a result of expanding our corporate functions and operating as a public company.

Finance Income

Finance income consist primarily of foreign currency gains.

Finance Expenses

Finance expenses consist primarily of interest on lease liabilities, fair value adjustments of liability classified warrants being measured at fair value and interest on loan from lessor.

Income Taxes

We are subject to corporate taxation in Denmark and Australia and may be subject to taxation in other jurisdictions where we maintain subsidiaries or otherwise engage in business. Due to the nature of our business, we have generated losses since inception and have therefore not paid Danish taxes to date. Tax payable in Australia has been offset against tax receivable and receivable tax credits classified as government grants receivable. Tax on the profit or loss for the year comprises current tax. Tax is recognized in the statement of comprehensive loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Current tax is the expected tax payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

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

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development expenses as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as a reduction of income tax expense. Tax credits in excess of the corporate tax rate are classified as government grants. Tax credits are accrued for the year based on calculations that conform to Danish research and development programs. As part of the recovery of the Danish economy after COVID-19, the current tax credits in relation to research and development are increased from 103% (2020) and 105% (2021), respectively, to 130% (both years).

Results of Operations

Comparison of the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,			Change
	2021	2020	2019	2021 vs 2020	2020 vs 2019

	(USD in thousands)
Operating expenses:
Research and development	$19,583	$10,902	$8,216	$8,681	$2,686
General and administrative	6,251	5,666	2,647	585	3,019
Total operating expenses	25,834	16,568	10,863	9,266	5,705
Operating loss	(25,834)	(16,568)	(10,863)	(9,266)	(5,705)
Finance income	2,039	216	65	1,823	151
Finance expenses	(915)	(223)	(1,222)	(692)	999
Net loss before tax	(24,710)	(16,575)	(12,020)	(8,135)	(4,555)
Income taxes	178	1,557	825	(1,379)	732
Net loss for the year	$(24,532)	$(15,018)	$(11,195)	$(9,514)	$(3,823)

Research and Development

Research and development expenses were $19.6 million for the year ended December 31, 2021 compared to $10.9 million for the year ended December 31, 2020. The increase in research and development expenses was primarily due to increased spending of $5.7 million, net of grant income of $0.3 million in 2021, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. In addition, employee-related costs increased by $3.0 million due to higher headcount.

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

General and Administrative

General and administrative expenses were $6.3 million for the year ended December 31, 2021, as compared to $5.7 million for the year ended December 31, 2020. The increase in general and administrative expenses was primarily due to a $1.4 million increase in professional fees related to the expansion of our corporate function for our IPO, partially offset by a decrease of $0.9 million in employee-related costs.

General and administrative expenses were $5.7 million for the year ended December 31, 2020, as compared to $2.6 million for the year ended December 31, 2019. The increase in general and administrative expenses was primarily due to a $1.2 million increase in employee-related costs due to increased headcount and a $1.9 million increase in professional fees related to the expansion of our corporate function for our IPO.

Finance Income

Finance income primarily related to foreign exchange gains recognized were $2.0 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively. Finance income for the year ended December 31, 2019 was immaterial.

Finance Expenses

Finance expenses for the year ended December 31, 2021 were $0.9 million, compared to $0.2 million for the year ended December 31, 2020. The increase in finance expenses were primarily related to an increase of $0.6 million in foreign exchange losses recognized.

Finance expenses for the year ended December 31, 2020 were $0.2 million, compared to $1.2 million for the year ended December 31, 2019. This decrease in finance expenses is primarily related to the conversion of our convertible debt instruments to equity in 2019, resulting in no related fair value changes in 2020.

Income Taxes

The benefits from income tax were $0.2 million for the year ended December 31, 2021, compared to $1.6 million for the year ended December 31, 2020. Our effective tax rates for the year ended December 31, 2021 and 2020 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year. In connection with our IPO, we incurred non-deductible expenses which resulted in differences in our effective tax rates. In December 2021, as a result of a tax ruling from the Australian tax authorities, we were forced to reevaluate our Australian tax benefit and reverse approximately $1.0 million of tax benefit previously reported in prior years.

The income tax benefit was $1.6 million for the year ended December 31, 2020, compared to $0.8 million for the year ended December 31, 2019. Our effective tax rates for the year ended December 31, 2020 and 2019 were different from the Danish statutory tax rate of 22% since we do not meet the requirement for capitalization of deferred tax assets, and we incurred non-deductible expenses which resulted in differences in our effective tax rates.

Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $9.5 million for the year ended December 31, 2021 as compared to $3.8 million for the year ended December 31, 2020. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.

Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $3.8 million for the year ended December 31, 2020 as compared to $1.3 million for the year ended December 31, 2019. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Overview

We are a clinical development stage AI-immunology company that has not generated revenues for the years ended December 31, 2021, 2020 or 2019. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2021, we had an accumulated deficit of $50.4 million and expect to continue to incur significant losses for the foreseeable future.

As of December 31, 2021 and December 31, 2020, our available liquidity, comprised of cash and cash equivalents, was $32.2 million and $5.8 million, respectively and our total equity was $32.4 million and $7.0 million, respectively. We have not generated any revenues during the periods ended December 31, 2021 and December 31, 2020 and we do not anticipate generating significant revenues unless and until we successfully complete Phase 2b development and obtain an out-licensing partnership of any current or future product candidates.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022.

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

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease is August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. The initial monthly payment is expected to be between $28,000 and $30,000, which consists of $12,000 for the office space, and is expected to be between $16,000 and $18,000 for the laboratory space. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

In addition to the ordinary lease payments, we obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match ours needs. We will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by us before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. As of December 31, 2021, the Company is still in discussions with DTU on the final settlement terms. Consequently, no payments have been made to date and we continue to accrue interests on the outstanding balance.

On February 5, 2021, we completed our IPO through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the follow-on public offering, our registered, issued, and outstanding share capital was nominal DKK 23,141,524.

As of December 31, 2021, due to warrant exercise, our outstanding share capital was nominal DKK 23,203,808.

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

Based on our current operating plans, we expect that our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months from the date of this annual report. However, our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third -party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to achieve our goals. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and on going development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaboration, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	the effects of the recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;

●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and
●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

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

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(21,933)	$(12,438)	$(7,019)
Net cash used in investing activities	(1,330)	(393)	(68)
Net cash provided by financing activities	49,805	8,817	9,508
Net (decrease)/increase in cash and cash equivalents	$26,542	$(4,014)	$2,421

Operating Activities

Net cash used in operating activities was $21.9 million for the year ended December 31, 2021. The largest components of our cash used in operating activities during this period was a net loss for the year of $24.5 million offset by non-cash adjustments of $0.5 million, $0.8 million of income taxes received, and net cash change in our working capital during the period of $1.2 million. The non-cash charges primarily consisted of share-based compensation expense of $1.4 million. This non-cash charge was offset by a change in income tax benefit of $0.2 million and various other immaterial changes of $0.7 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $1.9 million increase of receivables due to timing of prepayments in our research and development activities, offset by a decrease of $0.6 million in trade payables and a decrease of $0.1 million in other payables, both due to the timing of invoices received.

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

Investing Activities

Net cash used in investing activities was primarily driven by the purchase of property and equipment in the amounts of $1.3 million, $0.1 million, and $0.1 million, and changes in leasehold deposits which were nominal, $0.2 million, and nominal, for the years ended December 31, 2021, 2020 and 2019, respectively. Net cash used in investing activities for the purchase of intangible assets was $0.1 million for the year ended December 31, 2021, and nominal for the year ended December 31, 2020. No intangible asset purchases were made in 2019.

Financing Activities

Net cash provided by financing activities was $49.8 million for the year ended December 31, 2021, which was primarily due to net proceeds from the issuance of shares of $53.9 million, partially offset by transaction costs of $3.8 million related to the issuance of shares and $0.3 million related to repayment of lease liabilities.

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

Off-balance Sheet Arrangements

As of December 31, 2021, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2021.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Within 1 Year	1 – 2 Years	2 – 5 Years	Over 5 Years	Total

	(USD in thousands)
Leases(1)	$326	$332	$891	$2,149	$3,698
Loan from lessor(5)	192	192	577	497	1,458
Purchase obligations(2)	72	—	—	—	72
Total(3)(4)	$590	$524	$1,468	$2,646	$5,228
(1)	In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.
(2)	We enter into contracts in the normal course of business with Clinical Research Organizations, or CROs, and other third parties for clinical trials and pre-clinical research studies and testing. Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.
(3)	In June 2020, we entered into a license agreement for the rights to certain intellectual properties which triggered a milestone payment of $35,000 upon execution. Throughout the term, the agreement may require additional future milestone payments between $70,000 to $250,000.
(4)	In November 2020, we entered into a license agreement with SSI for the rights to three issued United States patents and other patents which triggered an upfront payment of $60,000. In addition, in the event we commercialize any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. However, if any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share depends on the stage of the development of any such immunotherapy when the out-licensing arrangement is entered into and ranges from the lower to mid double digits. For more information on the terms of the SSI license agreement see the section herein entitled “Business Overview — In-Licensing.”
(5)	The loan amount as of December 31, 2021 is still subject to possible minor adjustment. Further information is provided in Note 17 to our financial statements appearing at the end of this annual report.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the year ended December 31, 2021, our net foreign exchange gain was $1.3 million. For the years ended, 2020 and 2019, our foreign exchange loss was immaterial. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

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

5.E. Critical Accounting Estimates

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

Share-Based Compensation

Accounting for share-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net loss and operating results could be adversely affected. Since our warrants issued before December 2021 are exercisable for nominal consideration, we estimate the fair value of warrant grants by using the fair value of the underlying ordinary share on the grant date. Prior to our initial public offering, we were required to estimate the fair value of our ordinary shares, as discussed in “Ordinary Share Valuation” below.

Prior to IPO, the fair value of each warrant grant is estimated on the date of grant using the interpolated ordinary share value. Warrants granted during 2021 were valued using black-scholes option pricing model, using the below-mentioned assumptions.

The table below summarizes the fair value by grant:

	Per warrant	Per warrant
	grant date	grant date
	fair value	fair value
	(DKK)	(USD)
Outstanding program
Grant (December 2016)	20.91	3.13
Grant (April 2017)	24.05	3.60
Grant (September 2017)	28.71	4.30
Grant (December 2017)	28.71	4.30
Granted (during 2018)	37.05	5.55
Granted (January 2019)	37.05	5.55
Granted (February 2019)	42.57	6.38
Granted (September 2019)	56.35	8.44
Granted (October 2019)	56.97	8.53
Granted (December 2019)	57.48	8.60
Granted (December 2020)	56.75	9.35
Granted (June 2021)	40.86	6.56
Granted (December 2021)	19.22	2.93

Leasehold Improvements and Loan from Lessor

Our lease contract comprises funding for the customization of the premises to our specific needs. The payment is determined based on the actual costs incurred for the customization, a repayment period of 8 years and an interest rate of 6% per annum. We have assessed whether this is a lease component, or a leasehold improvement funded by the lessor. We have considered the following factors:

1. Which party designed the customization

2. Which party had the right to direct changes to the work

3. Who is taking on the economic risk of the cost price of the work

A third party has designed the project according to our instructions, and we had the right to direct changes to the work during the construction period. Further, we have the full economic risk of the work due to 1:1 linkage between construction costs and payments to the lessor. Consequently, we have assessed that the customization is a leasehold improvement funded by the lessor and accordingly presented a leasehold improvement and a corresponding liability for the loan from the lessor.

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

Refer to Note 2 to our consolidated financial statements included in this annual report for additional detail on our accounting policy, judgements and assumptions used in accounting for convertible debt instruments.

Ordinary Share Valuation

Prior to our initial public offering the fair value of our ordinary shares underlying our warrants has historically been determined by our board of directors with input from management, as there has been no public market for the ordinary shares. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our ordinary shares. Given the absence of a public trading market of our ordinary shares, our board of directors exercised reasonable judgement and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date. These factors include important developments in our operations and development, financing transactions with unrelated parties, actual operating results and financial performance, the conditions in the biotechnology industry and the economy in general, the stock price, and the lack of liquidity of our ordinary shares. Following our IPO, the fair value of each ordinary share is determined based on the ADSs closing sale price reported on the Nasdaq Capital Market.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have a two-tier governance structure consisting of a board of directors and an executive management team.

Our Executive Management

The following table sets forth certain information relating to our executive management as of the date of this annual report.

Name	Age	Position(s)
Executive Management:
Lars Staal Wegner, M.D	47	Chief Executive Officer
Niels Iversen Møller, M.D.	42	Interim Chief Financial Officer and Chief Business Officer
Erik Deichmann Heegaard, PhD, DMSc	54	Chief Medical Officer
Birgitte Rønø, Ph.D.	45	Chief Scientific Officer
Andreas Holm Mattsson	46	Chief Innovation Officer
Jesper Nyegaard Nissen, MSc(1)	52	Chief Operating Officer
Bo Karmark, M.Sc(2)	56	Incoming Chief Financial Officer
Glenn S. Vraniak(3)	59	Former Chief Financial Officer

(1)	Mr. Nissen entered into agreement to join us on January 16, 2022, and joined us in March 14, 2022.
(2)	Mr. Karmark entered into agreement to join us on January 14, 2022, and is expected to join us by August 2022.
(3)	Mr. Vraniak resigned effective November 1, 2021.

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

Erik Deichmann Heegaard, Ph.D., DMSc joined us as our Chief Medical Officer pursuant to the terms of his Service Agreement entered into in November 2020. Dr. Heegaard has more than 25 years of experience within oncology and infectious diseases. Prior to joining us, Dr. Heegaard served as Nordic Medical Director at Novartis Oncology from 2015 and he was the Chief Medical Officer of the oral GLP-1 project at Novo Nordisk, from 2011 to 2014, where he successfully completed Phase 1 and 2 clinical trials for the project and served as chief architect of the global Phase 3 clinical development program for the project. Prior to that, Dr. Heegaard held numerous research and clinical positions in companies such as Sandia National Laboratories, Bavarian Nordic and SSI. Dr. Heegaard received his BA from the University of Copenhagen, Denmark (Cand. med), and both his Ph.D. and his DMSc from the Health Faculty, University of Copenhagen, Denmark.

Birgitte Rønø, Ph.D., joined us as Senior Director, Immuno-Oncology in September 2017. Dr. Rønø has successfully developed and led our pre-clinical and early clinical oncology pipeline. In September 2021, Dr. Rønø was appointed Chief Scientific Officer. Dr Rønø has more than 15 years’ experience in biopharmaceutical drug discovery from academia and industry. Prior to joining Evaxion, Dr. Rønø served as a specialist, team leader and project manager at Novo Nordisk, from 2013-2017, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise. Dr. Rønø holds a bachelor’s degree in medicine and a master’s degree in human biology, both from the University of Copenhagen, Denmark. Dr. Rønø received her Ph.D.in experimental oncology and immunology from National Institutes of Health, Bethesda, USA and Copenhagen University Hospital, Denmark.

Niels Iversen Møller, M.D. is one of our co-founders. From our inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer and in 2016, he was awarded “CEO of the Year” in the vaccine industry by European CEO. Since August 2017, Dr. Møller has served as our Chief Business Officer. As of November 1, 2021, Dr. Møller replaced Mr. Vraniak as our Interim Chief Financial Officer. From 2009 to 2011 he was a Medical Director within the area of Companion Diagnostics for Medical Prognosis A/S and from 2008 to 2009 he was a Medical Advisor within the area of cancer and biopharmaceuticals for AstraZeneca. Dr. Møller began this career at Servier Pharmaceuticals as Marketing Manager. Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School.

Andreas Holm Mattsson is one of our Founders and has served as our Chief Innovation Officer since our inception. Mr. Mattsson is an experienced bioinformatician from the Technical University of Denmark. Prior to joining us Mr. Mattsson was at Novo Nordisk from 2004 to 2011 developing in silico platforms. Since founding of Evaxion in 2008, Andreas has worked on developing Evaxion’s AI platforms including EDEN and PIONEER, as well as other in silico models enabling vaccine discovery and development in the areas of immuno-oncology and infectious disease.

Jesper Nyegaard Nissen, MSc joined us on March 14, 2022 as our Chief Operating Officer pursuant to the terms of his Service Agreement entered into on January 16, 2022. Mr. Nissen has more than 25 years of experience in the pharmaceutical industry across finance, investments, research and development. Mr. Nissen began his career in Novo Nordisk Corporate Finance being responsible for development of controlling and performance management processes followed by the role as finance responsible for different corporate business areas. In 2010, Mr. Nissen moved into senior leadership roles as Vice President and later as Corporate Vice President for Global Research Operations. with the focus on research and development and strategic and operational development which included responsibilities for clinical sourcing, development IT strategies, establishment of development shared service center in India, application of real world evidence, or RWE and health economics related to clinical trials, development of research strategies, research portfolio governance, operation of global research sites, design and operation of external research engagement models among others. Since January 2021 until joining us, Mr. Nissen has worked for Fujifilm Diosynth Biotechnologies in the program management team for large scale capital projects driving Fujifilm Diosynth Biotechnologies mission to become a global leader within CDMOs. Mr. Nissen received his MSc Business Economics (Cand. Oecon.) from the University of Aarhus, Denmark.

Glenn S. Vraniak joined us in October 2019 as our Chief Financial Officer. Prior to joining our company, Mr. Vraniak served as Chief Financial Officer of electroCore, Inc. from August 2016 until April of 2019 and was a key member of the management team that carried the company through a successful IPO in June of 2018. Prior to that, from February 2014 to January 2016, Mr. Vraniak served as Chief Financial Officer at G&W Laboratories, Inc., a specialty pharmaceutical company, where he executed the growth strategy by acquiring two companies and over 35 products. Prior to that, from October 2011 through July 2013, he was President of Aprecia Pharmaceuticals, Inc., a 3D printing technology enabled pharmaceutical company. From 2003 through 2011, Mr. Vraniak was the CFO and Head of Strategic Planning for Prasco Laboratories, a generic pharmaceutical company. From January 2000 to January 2002, he served as Executive VP for GE Capital, and subsequently founded Preceptus, a boutique consulting firm focused on helping small and mid-market companies achieve efficient and scalable growth in the healthcare and technology sectors. Mr. Vraniak received an Electronic Engineering Technology degree and a Managerial M.B.A. in Finance from the Rutgers University.

Executive Management Joining Us Subsequent to the Date of this Annual Report

Bo Karmark, M.Sc. will join us by August 2022 as our Chief Financial Officer pursuant to the terms of his Service Agreement entered into on January 14, 2022. Mr. Karmark is an experienced financial executive with a career spanning more than 25 years working for several multinational listed companies, primarily in the biotech, pharma, and bioscience industries. Before joining us, Mr. Karmark served as the Chief Financial Officer for Aquaporin A/S, a water technology company for the past seven years Aquaporin is listed on the Nasdaq Copenhagen stock exchange. Before that, Mr. Karmark held numerous financial management positions at various companies including Chr. Hansen Holding A/S, H. Lundbeck A/S, and NsGene A/S. Mr. Karmark received his M.Sc. in Business Administration and Auditing form the Copenhagen Business School, Denmark.

Family Relationships

There are no family relationships among any of our directors and/or executive management.

6.B. Compensation

Compensation of Executive Management and Directors

Our executive management consists of our Chief Executive Officer, Chief Business Officer, Chief Innovation Officer, Chief Medical Officer, Chief Scientific Officer and Chief Financial Officer. The members of our executive management are eligible to receive an annual performance-based cash bonus subject to certain predefined corporate and individual goals as determined by our board of directors on an annual basis. The members of our executive management are also eligible to receive an extraordinary bonus at the discretion of our board of directors.

The following table presents compensation received by our executive management, for the years ended December 31, 2021, 2020, and 2019.

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Lars Staal Wegner (CEO)
Salary	378	321	238
Bonus	105	—	—
Other employee benefits	127	621	650
Total	610	942	888
Niels Iversen Møller (CBO) (3)
Salary	245	202	175
Bonus	23	11	—
Other employee benefits	—	0	—
Total	268	213	175
Andreas Holm Mattson (CIO)
Salary	245	202	175
Bonus	45	11	—
Other employee benefits	—	0	—
Total	290	213	175
Erik Deichmann Heegaard, Ph.D., DMSc (CMO)(4)
Salary	214	—	—
Bonus	52	—	—
Other employee benefits	266	—	—
Total	532	—	—
Birgitte Rønø, Ph.D. (CSO) (5)
Salary	110	—	—
Bonus	33	—	—
Other employee benefits	56	—	—
Total	199	—	—
Glenn S. Vraniak (CFO) (1)
Salary	310	350	88
Bonus	73	43	—
Other employee benefits(2)	65	1,045	204
Total	448	1,438	292
(1)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(2)	As noted in Note 8 to our consolidated financial statements included in this annual report, in 2019, the CFO was issued 150,660 warrants. The terms of the warrants issued to the Company’s CFO were amended, resulting in an acceleration of stock-based compensation expense in 2020. Mr. Vraniak resigned as our CFO effective November 1, 2021.
(3)	Effective November 1, 2021, Mr. Møller became our Interim Chief Financial Officer.
(4)	Dr. Heegaard joined our company in April 2021 as CMO and did not receive any compensation from us in 2019 and 2020.
(5)

Dr. Rønø was appointed Chief Scientific Officer in September 2021. Prior to September 2021, Dr. Rønø was a non-executive employee. The salary above is for the period July 1, 2021 to December 31, 2021, as she took the responsibility on July 1, 2021.

The following table lists compensation to our board of directors for the years ended December 31, 2021, 2020, and 2019:

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors) (1)
Board and committee fees	121	—	—
Travel allowance	—	—	—
Share-based compensation	45	12	—
Total	166	12	—
Roberto Prego
Board and committee fees	55	—	—
Travel allowance	—	—	—
Share-based compensation	14	62	61
Total	69	62	61
Steven Projan
Board and committee fees	59	—	—
Travel allowance	—	—	—
Share-based compensation	14	98	62
Total	73	98	62
Lars Holtug(5)
Board and committee fees	36	—	—
Travel allowance	—	—	—
Share-based compensation	14	—	—
Total	50	—	—
Helen M. Boudreau(3)
Board and committee fees	24	—	—
Travel allowance	—	—	—
Share-based compensation	—	48	—
Total	24	48	—
Jo Ann Suzich(4)
Board and committee fees	18	—	—
Travel allowance	—	—	—
Share-based compensation	—	26	63
Total	18	26	63
Thomas William Wylonis
Board and committee fees	—	—	—
Travel allowance	—	—	—
Share-based compensation	—	60	166
Total	—	60	166
Kim Bjoernstrup (2)
Board and committee fees	—	—	—
Travel allowance	—	—	—
Share-based compensation	—	52	—
Total	—	52	—

(1)	Ms. Søgaard was appointed as Chairman of the Board on November 25, 2020.
(2)	Mr. Bjoernstrup stepped down from his position as Chairman of the Board effective November 4, 2020.
(3)	Ms. Boudreau elected not to stand for re-election to the Board in 2021.
(4)	Ms. Suzich elected not to stand for re-election to the Board in 2021.
(5)	Mr. Holtug was elected as a member of the Board at the 2021 Annual General Meeting held on May 25, 2021.

No member of the board of directors is entitled to any kind of compensation upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

The following table lists aggregate compensation to our employees, excluding executive management and board of directors, and subsequently aggregate executive management compensation and Board of Directors compensation for the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Employee costs, excluding Executive Management and Board of Directors
Salaries	5,094	2,717	1,919
Cash bonus	337	—	—
Share-based compensation	778	1,484	1,055
Pensions	649	206	96
Other social security contributions	28	17	12
Other staff costs	364	196	176
Total employee costs, excluding Executive Management and Board of Directors	7,250	4,620	3,258
Executive Management compensation
Salaries	1,502	1,234	900
Cash bonus	331	65	—
Share-based compensation	514	1,565	956
Pensions	—	—	—
Other social security contributions	—	—	—
Other staff costs	—	—	—
Total Executive Management compensation	2,347	2,864	1,856
Board of Directors compensation
Board and committee fees	313	—	—
Travel allowance	—	—	—
Share-based compensation	87	359	351
Total board of directors compensation	400	359	351
Total employee costs	9,997	7,843	5,465
Recognized as follows in the Statement of Comprehensive Loss:
Research and development expenses	7,845	4,833	3,607
General and administrative expenses	2,152	3,007	1,858
Total employee costs	9,997	7,840	5,465
Average number of full-time employees	53	33	25
Number of full-time employees	61	35	31

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

Erik Deichmann Heegaard, Ph.D., DMSc

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

Birgitte Rønø, Ph.D.

In September 2021, we entered into an executive service contract with Dr. Rønø. The contract confirms Dr. Rønø’s employment by the Company since September 2017. Dr. Rønø’s executive service contract also confirms her title, base salary, her eligibility for an annual bonus, and her eligibility for benefits and provides for certain benefits upon termination of her employment under specified conditions. Dr. Rønø’s employment under the executive service contract continues until terminated by us or Dr. Rønø. We may terminate Dr. Rønø’s employment for any reason with 12 months’ notice and Dr. Rønø may terminate her employment with three months’ notice.

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

Jesper Nyegaard Nissen, MSc

In January 2022, we entered into an executive service contract with Mr. Nissen, with start in March 2022. Mr. Nissen’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Nissen’s employment under the executive service contract continues until terminated by us or Mr. Nissen. We may terminate Mr. Nissen’s employment for any reason with 12 months’ notice and Mr. Nissen may terminate his employment with three months’ notice.

Glenn S. Vraniak

In October 2019, we entered into an executive employment contract with Mr. Vraniak. The executive employment contract confirms Mr. Vraniak’s title, his base salary, his eligibility for a bonus contingent upon our obtaining certain equity based financing, his eligibility for a bonus based on certain new targets, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Mr. Vraniak’s employment under the executive employment contract continues until terminated by us or Mr. Vraniak. We may terminate Mr. Vraniak’s employment with six months’ notice, however, we may terminate Mr. Vraniak’s employment with one months’ notice if, within a period of 12 consecutive months, Mr. Vraniak has been paid salary during an illness for a total of 120 days. Mr. Vraniak may terminate his employment voluntarily upon one month’s notice.

On October 15, 2021, Glenn S. Vraniak, our Chief Financial Officer, informed us that effective November 1, 2021, he would be leaving to pursue other opportunities outside the biopharmaceutical industry. In his place, as of November 1, 2021, we appointed Niels Iversen Møller, as Interim Chief Financial Officer. Mr. Møller was one of our co-founders and is currently also our Chief Business

Officer, a position he will retain. As noted herein, in addition to his medical degree, Mr. Moller has a BA in Economics from Copenhagen Business School.

Mr. Vraniak had agreed to continue to act as our Chief Financial Officer on a full time basis until the effective date of his resignation in order to ensure an orderly transition. In addition, Mr. Vraniak has agreed to provide additional transition services beyond the effective date, as needed, including providing assistance in preparing our third quarter financial statements and earnings call. In exchange for these services, we agreed to continue to pay Mr. Vraniak his then current base salary until the effective date of his resignation and to waive Mr. Vraniak’s one month’s notice of voluntary termination requirement.

Incoming Executive Management Agreement

Bo Karmark, M.Sc.

In January 2022, we entered into an executive service contract with Mr. Karmark, with start in August 2022. Mr. Karmark’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Karmark’s employment under the executive service contract continues until terminated by us or Mr. Karmark. We may terminate Mr. Karmark’s employment for any reason with 12 months’ notice and Mr. Karmark may terminate his employment with three months’ notice.

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

Warrants granted during 2021

In June 2021 62,147 warrants were granted to the Chief Medical Officer with an exercise price of DKK 1 per warrant. The warrants vest over 36 months.

In December 2021 523,599 warrants were granted to employees, the board of directors and executive management with an exercise price of USD 5.38 per warrant. The warrants vest over 36 months for employees and executive management. For the board of directors warrants vested immediately.

Warrants granted up until year-end 2020

On December 17, 2020 our board of directors approved the issuance and allocation of 581,796 warrants. Said warrants were granted in the years 2018, 2019 and the first quarter of 2020, but were only formally issued on December 17, 2020. Our board of directors additionally issued and approved the issuance and allocation of 175,824 warrants on December 17, 2020, which were granted during the second, third and fourth quarter of 2020. The terms and conditions of warrants granted for the years 2016 - 2018 are set out in appendices 1-3 of our articles of association and the terms and conditions of warrants granted for years 2019 and 2020 are set out in appendix 5 of our articles of association.

Each warrant grants the holder the right to subscribe for one ordinary share of nominal DKK 1 against cash payment of the exercise price of DKK 1.

General matters related to warrants

As of December 31, 2021, our board of directors is authorized to issue an additional 1,437,853 warrants during the period ending January 3, 2026.

The grant of warrants to any participant is at the discretion of our board of director and based on the recommendation of our Compensation Committee. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s share capital.

Warrants granted for the years 2016 – 2018 vest upon certain exit or liquidation events, which include an event such as the closing of our IPO in February 2021. Warrants granted for the years 2019 - 2021 generally vest with 1/36th per month. However, in relation to all warrants granted and issued prior to the closing of our IPO, our board of directors established four annual exercise windows in which warrants may be exercised following the completion of our IPO. The first such exercise window began in November 2021.

Warrants granted before or during the second quarter of 2021 has an exercise price of DKK 1 per warrant.

Warrants granted before or during 2019 expires December 31, 2036. Warrants granted thereafter expires 10 years after grant date.

The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2021.

		Number of
		Ordinary
		Shares
		Underlying
Name	Grant Date	Warrants
Marianne Søgaard (Chairman)	2018-2021	103,487

Lars Holtug (Director).	2021	4,583
Roberto Prego (Director)	2017-2021	38,747
Steven Projan (Director)	2018-2021	46,631

Lars Staal Wegner (CEO)	2016-2021	916,251

Niels Iverson Møller (CBO)	—	—
Andreas Holm Mattson (CIO)	—	—
Erik Deichmann Heegaard (CMO)	2021	97,564
Birgitte Rønø (CSO)	2017-2021	74,376

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

6.C. Board practices

Members of Our Board of Directors

Our Board of Directors

The following table sets forth certain information relating to our board of directors as of the date of this annual report. The terms of office of all of our directors expire at the next annual general meeting to be held in 2022. All directors are eligible for re-election.

				Year of first	Expiration
Name	Position	Age	Independent	appointment	of current term
Marianne Søgaard(1) (3)	Chairman	53	No	2020	2022
Steven Projan(1)(2)(3)	Member	69	Independent	2018	2022
Roberto Prego(1)(2)	Member	50	Independent	2018	2022
Lars Holtug(2)(3)	Member	62	Independent	2021	2022
(1)	Member of Nomination and Corporate Governance Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee

The following is a brief summary of the prior business experience of the members of our board of directors:

Marianne Søgaard joined us in 2018 as an executive and legal advisor and in November 2020 she was elected and became the Chairman of our board of directors. In 1996, Ms. Søgaard joined Kammeradvokaten/Law Firm Poul Schmith where she worked for more than 20 years as a lawyer, primarily working with technology and processes to acquire technology solutions. For more than 17 years, Ms. Søgaard was a partner at Kammeradvokaten/Law Firm Poul Schmith and from January 2014 to March 2017 she served on the board of directors of the law firm. Ms. Søgaard serves as a member of the board of directors at various privately held companies, including as the chairperson of the board at Garbanzo ApS, a small startup food company, Homemate ApS, a ready to cook food company, and Altapay A/S, a payment solution company. Ms. Søgaard received her Master of Law degree from Aarhus Universitet in 1993.

In preparation of becoming a publicly traded company in the United States and in order to ensure compliance with the requirements of a company listed on the Nasdaq Capital Market, we underwent a restructuring of our Board. In connection therewith, on November 4, 2020, we asked our Chairman, Kim Bjoernstrup, to step down from the Board, and Mr. Bjoernstrup submitted his resignation. In his place, the Board nominated Marianne Søgaard for the position of Chairman of the Board, subject to the approval of our shareholders. At a Special General Meeting of Shareholders held on November 25, 2020, Ms. Søgaard was elected as a member of our board of directors to serve until the next annual general meeting of Shareholders to be held in 2021.

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

Lars Holtug joined us in 2021. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, or PwC from 1993 to 2015. Mr. Holtug also currently serves as a board member of Ascendis Pharma and as chairman of Gaming Investment A/S, a gaming solutions provider, and its 11 subsidiaries, and of MTI Caretag ApS, a company investing in healthcare technology. Mr. Holtug also currently serves as a board member of Frida Forsikring Agentur A/S and Domus Forsikring A/S, as well as the Audit Committee Chair of the board of Domus Forsikring A/S. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

Director Compensation Policy

Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2021. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2021:

Board Member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Nomination and Governance	$120,667
Roberto Prego	Director	Audit Committee, Nomination and Governance	$54,875
Steven Projan	Director	Audit Committee, Nomination and Governance, Compensation	$58,542
Lars Holtug	Director	Audit Committee, Compensation	$35,562

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

Audit Committee

The audit committee consists of Lars Holtug, Steven Projan and Roberto Prego, and assists the board of directors in over, seeing our accounting and financial reporting processes. Mr. Holtug serves as chairperson of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Holtug is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable

Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. The audit committee will be governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include, among other things:

●	recommending and supervising our external auditors;
●	pre-approve all non-audit services to be provided by any external auditors exceeding a cap determined by our board of directors;
●	providing our board of directors with advice regarding the proposed external auditors from time to time as well as evaluate the quality of work being performed by the external auditors;
●	ensuring that appropriate policies with regard to hiring employees from our external auditors are in place;
●	reviewing and monitoring the independence and quality of work being performed by our external auditors, especially the appropriateness of the provision of non-audit services;
●	evaluating the information contained in our external financial reporting;
●	reviewing our annual and quarterly financial statements prior to publication and/or filing (or submission, as the case may be) with the SEC;
●	informing our board of directors of the result of the statutory audit, including the financial reporting process;
●	monitoring the financial reporting process and submit recommendations or proposals to ensure its integrity and monitoring of remediation of the material weakness in internal controls over financial reporting;
●	evaluating the “going-concern” principle, including any special assumptions, qualifications and/or uncertainties related thereto;
●	evaluating the main accounting policies and principles applied including to make recommendations to our board of directors regarding whether these should be amended;
●	evaluating significant accounting estimates and judgments made and changes hereto;
●	reviewing and evaluating transactions with related parties;
●	evaluating relevant risks and uncertainties for the relevant year, e.g. in relation to the outlook in the financial reporting;
●	evaluating the overall presentation of our financial reporting in order to ensure that it provides a true and fair view of the financial position as well as our development and performance;
●	evaluating our compliance with relevant audit and accounting related laws and regulations;
●	supervising our internal audit program;
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

The compensation committee consists of Steven Projan, Lars Holtug and Marianne Søgaard. Mr. Projan serves as chairperson of the compensation committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Although foreign private issuers are not required to meet this heightened standard, all of our compensation committee members are expected to meet this heightened standard. Ms. Søgaard is not deemed to be independent under Nasdaq Rule 5605(a)(2)(A), since as noted herein, she was an executive and legal adviser of our company during the past three (3) years. However, due to the fact that our Board of Directors, or the Board, consists of only four (4) members, three (3) of which are independent, and these three (3) independent directors serve on either our Audit Committee or our Nomination and Corporate Governance Committee or both, the Board believes that it would be unduly burdensome to have all of these same three (3) Board members also serve on the Compensation Committee. Based on these circumstances, and the fact that each of the independent members of the Board considers Ms. Søgaard to be highly qualified to serve on the Compensation Committee, the Board has determined that Ms. Søgaard’s membership on the Compensation Committee is required by the best interests of our company and our shareholders and, therefore, is relying on the Exceptional and Limited Circumstance exception for non-independent nominations committee members provided by Nasdaq Rule 5605(d)(2)(B). The Board recognizes that Ms. Søgaard may only serve on the Compensation Committee for two (2) years under the exception provided by Rule 5605(d)(2)(B), unless she meets Nasdaq’s independence requirements for serving on the Nomination and Corporate Governance Committee at the end of such two-year term.

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

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee consists of Roberto Prego, Steven Projan and Marianne Søgaard. Mr. Prego serves as chairperson of the nomination and corporate governance committee. Both Mrs. Prego and Mr. Projan meet Nasdaq’s independence requirements for membership on the Nomination and Corporate Governance Committee. Ms. Søgaard is not deemed to be independent under Nasdaq Rule 5605(a)(2)(A), since as noted herein, she was an executive and legal adviser of our company during the past three (3) years. However, due to the fact that our Board of Directors, or the Board, consists of only four (4) members, three (3) of which are independent, and these three (3) independent directors serve on either our Audit Committee or our Compensation Committee or both, the Board believes that it would be unduly burdensome to have all of these same three (3) Board members also serve on the Nomination and Corporate Governance Committee. Based on these circumstances, and the fact that each of the independent members of the Board considers Ms. Søgaard to be highly qualified to serve on the Nomination and Corporate Governance Committee, the Board has determined that Ms. Søgaard’s membership on the Nomination and Corporate Governance Committee is required by the best interests of our company and our shareholders and, therefore, is relying on the Exceptional and Limited Circumstance exception for non-independent nominations committee members provided by Nasdaq Rule 5605(e)(3). The Board recognizes that Ms. Søgaard may only serve on the Nomination and Corporate Governance Committee for two (2) years under the exception provided by Rule 5605 (e)(3), unless she meets Nasdaq’s independence requirements for serving on the Nomination and Corporate Governance Committee at the end of such two-year term.

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

6.D. Employees

As of December 31, 2021, 2020 and 2019, Evaxion had 61, 35 and 31 employees, respectively. All of our employees are engaged in either general and administrative or research and development functions. None of our employees are represented by a labor union or covered under a collective bargaining agreement. For a further description of our employees, see the section entitled “Business - Employees” in this annual report.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Warrant Incentive Plan.”

Item 7.Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table presents information, as of December 31, 2021, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
●	each of our directors and members of our executive management individually; and
●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of 23,203,808 ordinary shares, DKK 1 nominal value per share, each outstanding as of December 31, 2021. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
NIMedical Holding ApS(1)	4,292,604	18.50
Mattsson Holding af 2008 ApS(2)	4,163,832	17.94
Executive Management
Lars Staal Wegner	1,039,076	4.32
Niels Iverson Møller(1)	4,292,604	18.50
Andreas Holm Mattson(2)	4,163,832	17.94
Glenn S. Vraniak(3)	—	—
Birgitte Rønø	27,953	*
Erik Deichmann Heegaard	27,358	*
Directors
Roberto Prego	348,995	1.50
Steven Projan	73,919	*
Lars Holtug	4,583	*
Marianne Søgaard	144,642	*
All current directors and executive management, as a group (9 persons)	10,122,962	41.64
*	Represents beneficial ownership of less than 1%
(1)	Consists of 4,292,604 ordinary shares held by NIMedical Holding ApS, which is a personal investment company wholly-owned by Dr. Møller.
(2)	Consists of 4,163,832 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly-owned by Mr. Mattsson.
(3)	Mr. Vraniak resigned as our Chief Financial Officer effective November 1, 2021.

Holdings by United States Shareholders

As of December 31, 2021, approximately 8% of our issued and outstanding ordinary shares were held by eight United States record holders. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Policies and Procedures for Related Person Transactions

Prior to our IPO, we have not had a formal policy regarding approval of transactions with related parties. We have adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

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

See “Item 10.E. Taxation — Danish Tax Considerations” for a description of Danish withholding taxes and certain other Danish considerations relevant to the purchase or holding of ordinary shares and ADSs and “Item 10.E. Taxation — Certain Material United States Federal Income Tax Considerations” for a description of United States federal income tax considerations relevant to the purchase or holding of shares and ADSs.

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

9.C. Markets

For a description of our publicly-traded ADSs, see “Item 9.A. Offer and Listing Details—ADSs/Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10.Additional Information

10.A.Share Capital

Development of the Share Capital

As of December 31, 2021, our registered, issued and outstanding share capital was nominal DKK 23,203,808 divided into 23,203,808 ordinary shares of DKK 1. The development of our share capital since December 31, 2016 to December 31, 2021 is set forth in the table below. The below Price Per share (DKK) is based on the registrations with the Danish Business Authority.

		Share Capital	Price Per
		After	Share
Date	Transaction	Transaction	(DKK)
August 2008	Formation (Nominal DKK 1)	250,000	1.00
March 2014	Cash contribution (Nominal DKK 1)	268,148	120.00
December 2014	Cash contribution (Nominal DKK 1)	316,751	178.22
December 2015	Cash contribution (Nominal DKK 1)	336,549	435.76
March 2016	Cash contribution (Nominal DKK 1)	342,880	432.12
September 2017	Cash contribution (Nominal DKK 1)	358,806	1,034.75
March 2019	Transfer of reserves (Nominal DKK 1)	717,612	1.00
July 2019	Cash contribution and debt conversion (Nominal DKK 2)	836,994	914.71	(avg)
December 2019	Cash contribution (Nominal DKK 1)	843,564	1,037.50
September 2020	Cash contribution (Nominal DKK 1)	884,974	1,002.90
October 2020	Cash contribution (Nominal DKK 1)	899,926	1,008.45
January 2021	Share split 2-for-1 (Nominal DKK 1)	899,926	—
January 2021	Bonus share issuance 17-for-1 (Nominal DKK 1)	16,198,668	—
February 2021	Initial public offering (3,000,000 ADSs / 3,000,000 new share issue)	19,198,668	61.99
November 2021	Follow-on public offering (3,942,856 ADSs / 3,942,856 new share issue)	23,141,524	45.00
November 2021	Cash contribution (Nominal DKK 1)	23,203,808	1.00

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

The description below merely contains a summary of the applicable terms and conditions and does not purport to be complete. As of January 1, 2022, we have issued and outstanding 2,732,618 warrants (excluding the EIB warrants) that each confer the right to subscribe to nominal DKK 1 shares. Our warrants have previously been granted, on the dates, and with exercise prices as set forth below:

				Number of
Grant Date	Vesting Period	Expiration Date	Exercise Price	Warrants
December 19, 2016	Upon IPO Event	December 31, 2036	DKK 1.0	758,448
December 10, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	632,700
December 19, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	141,804
December 17, 2020	See vesting principles below	December 31, 2031	DKK 1.0	757,620
June 2021	See vesting principles below	December 31, 2032	DKK 1.0	62,147
December 2021	See vesting principles below	December 31, 2032	USD 5.38	523,599
Exercised				(62,284)
Lapsed or annulled without exercise				(81,416)
				2,732,618

On December 17, 2020, our board of directors issued 757,620 warrants related to 2018 – 2020. In addition, we have issued 351,036 to EIB on December 17, 2020, which are expected to be cash settled. For a more detailed description of the EIB Warrants see the section below entitled “Our EIB Warrants.”

Vesting Principles Generally

Warrants granted for the years 2016 – 2018 vested upon the closing of our initial public offering. Warrants granted for the years 2019 and 2020 generally vest at a rate of 1/36th per month. Vested warrants may be exercised in four annual exercise windows of two weeks each that each commence two trading days following publication of our annual report, the six-month report and the interim quarterly reports. However, our board of directors determined that the first such exercise window began November 2021.

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

10.E. Taxation

Danish Tax Considerations

The following discussion describes the material Danish tax consequences under present law of an investment in the ADSs. To the extent that the discussion below relates to matters of Danish tax law, it represents the opinion of KPMG Acor Tax P/S. The summary is for general information only and does not purport to constitute exhaustive tax or legal advice. It is specifically noted that the summary does not address all possible tax consequences relating to an investment in the ADSs. The summary is based solely on the tax laws of Denmark in effect on the date of this annual report. Danish tax laws may be subject to change, possibly with retroactive effect.

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

Taxation of Danish Tax Resident Holders of the ADSs

It is currently not clear under the current Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that Danish tax resident holders of the ADSs should be treated as holders of unlisted shares in the company for Danish tax purposes, as the company’s ordinary shares are not admitted to trading on a regulated market. However, recent communications from the Danish Tax authorities indicate that based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement, a holder of ADSs may not be treated as holding unlisted shares in the company for Danish tax purposes, which has hitherto been assumed when the underlying asset consists of an unlisted share. Furthermore, the communications from the Danish Tax authorities indicate if the holders of ADSs are not treated as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.

However, the tax position and treatment of ADSs under Danish law are still unclear. In the event that the holders of ADSs are not treated as holding unlisted shares in the company, it is likely that they will be treated as either holding listed shares or financial instruments for tax purposes.

As described above, the below summary assumes that the holders of ADSs listed in the United States should be treated as holding unlisted ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.

Sale of the ADSs (Individuals) assuming treatment as unlisted shares under Danish tax law

For individual investor in 2022, gains from the sale of shares are include in the computation of the annual share income subject to 27% tax on the first DKK 57,200 (for cohabiting spouses, a total of DKK 114,400) and at a rate of 42% on share income exceeding DKK 57,200 (for cohabiting spouses over DKK 114,400). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in the company.

As the ADSs, for the purpose of this tax description, are considered unlisted shares for Danish tax purposes, losses may be offset against other share income, (i.e., received dividends and capital gains on the sale of shares). Unused losses will automatically be offset against a cohabiting spouse’s share income. In case the share income becomes negative, a negative tax on the share income will be calculated and offset against the individual’s other final taxes. Unused negative tax on share income will be offset against a cohabiting spouse’s final taxes. If the negative tax on share income cannot be offset against a cohabiting spouse’s final taxes, the negative tax can be carried forward indefinitely and offset against future year’s taxes. The tax treatment follows from the realization principle.

Sale of the ADSs (Companies) assuming treatment as unlisted shares under Danish tax law

For the purpose of taxation of sales of shares made by shareholders (companies), a distinction is made between Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares and Taxable Portfolio Shares (note that the ownership threshold described below are applied on the basis of the number of all shares issued by the company, and not on the basis of the number of the ADSs issued):

“Subsidiary Shares” are generally defined as shares owned by a shareholder holding at least 10% of the nominal share capital of the issuing company.

“Group Shares” are generally defined as shares in a company in which the shareholder of the company and the issuing company are subject to Danish joint taxation or fulfill the requirements for international joint taxation under Danish law (i.e., the company is controlled by the shareholder).

“Tax-Exempt Portfolio Shares” are defined as shares not admitted to trading on a regulated market or multilateral trading facility owned by a shareholder holding less than 10% of the nominal share capital of the issuing company.

Gains or losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares are not included in the taxable income of the shareholder.

Special rules apply with respect to Subsidiary Shares and Group Shares to prevent certain holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.

Dividends (Individuals)

As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, if such distributions to Danish tax resident individual investors are treated as dividends, taxation as share income, as described above, will take place. All share income must be included when calculating whether the amounts described above are exceeded. Dividends paid to individuals are generally subject to 27% withholding tax.

Dividends (Companies)

For corporate investors, dividends paid (subject to the same uncertainty as described immediately above) on Subsidiary Shares and Group Shares are tax-exempt irrespective of ownership period.

Dividends paid on Tax-Exempt Portfolio Shares are partly taxable as 70% of the dividends received are included in the taxable income, which is equivalent to an effective taxation of 15.4% (70% of 22%) irrespective of ownership period.

The actual withholding tax rate is as a starting point 27%, while it can be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment can be made within two months or the excess tax will offset the corporation income tax for the year. The statute of limitation is three years. However, in recent unpublished case law this has been extended to five years. This case law is still pending with the courts.

Taxation of Shareholders Residing Outside Denmark

It is currently not clear under the Danish tax legislation or case law how listed ADSs are treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of this summary, it is assumed that a holder of ADSs listed in the United States should be treated as holding non-listed shares in the company, as the company’s ordinary shares are not admitted to trading on a regulated market. However, recent communications from the Danish Tax authorities indicate that based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement, a holder of ADSs may not be treated as holding unlisted shares in the company for Danish tax purposes, which has hitherto been assumed when the underlying asset consists of an unlisted share. Furthermore, the communications from the Danish Tax authorities indicate if the holders of ADSs are not treated as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.

However, the tax position and treatment of ADSs under Danish law are still unclear. In the event that the holders of ADSs are not treated as holding unlisted shares in the company, it is likely that they will be treated as either holding listed shares or financial instruments for tax purposes.

As described above, the below summary assumes that the holders of ADSs listed in the United States should be treated as holding unlisted ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.

Sale of the ADSs (Individuals and Companies)

Holders of the ADSs not resident in Denmark are normally not subject to Danish taxation on any gains realized on the sale of ADSs, irrespective of the ownership period, subject to certain anti-avoidance rules seeking to prevent that taxable dividend payments are converted to tax exempt capital gains.

No Danish share transfer tax or stamp duties are payable on transfer of ADSs.

If an investor holds the ADSs in connection with a trade or business conducted from a permanent establishment in Denmark, gains on shares may be included in the taxable income of such activities pursuant to the rules applying to Danish tax residents as described above.

Dividends (Individuals)

As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company. If the holders of ADSs are not entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the depository bank may according to the recent communications from the Danish Tax authorities in certain circumstances be entitled to apply for a refund of Danish withholding tax.

However, if the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply;

Dividends paid to individuals are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid to beneficial owners in “Blacklisted Jurisdictions” which encompasses American Samoa, Fiji, Guam, Palau, Panama, Samoa, Trinidad and Tobago, US Virgin Islands, Vanuatu. The 44% rate only applies to “Main Shareholders” which generally encompass individual shareholders holding more than 25% of the shares or 50% of the votes.

Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.

If the holders of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.

For holders of ADSs (as the beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the holder of ADSs, a request for a refund of Danish tax in excess hereof can be made in the following situations:

Reduction According to Tax Treaty

In the event that the ADS holder is a resident of a state with which Denmark has entered into a tax treaty, the holder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with approximately 80 countries, including the United States, Switzerland and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% tax rate.

Reduction According to Danish Tax Law

If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the ADS holder is tax resident in a state which has a double tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the ADS holder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holders holds less than 10% of the nominal share capital of the company.

Note that the reduced tax rate does not affect the withholding rate, which is why the holder must claim a refund as described above in order to benefit from the reduced rate.

Where a non-resident of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

Dividends (Companies)

As described above, it is uncertain if holders of ADSs for Danish tax purposes are treated as holders of the ordinary shares in the company. Therefore, it is highly uncertain if the holders of ADSs are entitled to apply for a refund of Danish withholding tax on dividends paid by the company. If the holders of ADSs are not entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the depository bank may according to the recent communications from the Danish Tax authorities in certain circumstances be entitled to apply for a refund of Danish withholding tax.

However, if the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply;

Dividends paid to companies are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid on Group Shares and Subsidiary Shares held by beneficial owners in Blacklisted Jurisdictions.

Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.

If the investors of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented.

For investors (as beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the investor, a request for a refund of Danish tax in excess hereof can be made.

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

Reduction According to Tax Treaty

In the event that the shareholder is a resident of a state with which Denmark has entered into a double taxation treaty, the shareholder may generally, through certain certification procedures, seek a refund from the Danish tax authorities of the tax withheld in excess of the applicable treaty rate, which is typically 15%. Denmark has entered into tax treaties with a large number countries, including the United States and almost all members of the European Union. The tax treaty between Denmark and the United States generally provides for a 15% rate.

Reduction According to Danish Tax law

If the shareholder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the shareholder is resident in a jurisdiction which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the shareholder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the shareholder is tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the shareholder together with related shareholders holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the shareholder must also in this situation claim a refund as described above in order to benefit from the reduced rate. Where a non-resident company of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

If a reclaim is not possible in accordance with above or an applicable Tax Treaty to a rate which is lower than 22% then a reclaim can always be made to 22% unless the beneficial owner holds Group Shares or Subsidiary Shares and is tax resident in a Blacklisted Jurisdiction.

Share Transfer Tax and Stamp Duties

No Danish share transfer tax or stamp duties are payable on transfer of the shares.

Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a United States Holder (as defined below) that acquires the ADSs and holds them as a capital asset (generally property held for investment) under the Internal Revenue Code of 1986, as amended from time to time, or the “Code”. This discussion is based upon existing United States tax law (including the Code, its legislative history, existing, temporary and proposed United States Department of the Treasury Regulations promulgated thereunder, or the “Treasury Regulations”, administrative and judicial interpretations thereof, and other published rulings, guidance, and court decisions) in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. No ruling has been sought from the Internal Revenue Service, or the “IRS”, or any other taxing authority, with respect to any United States federal income tax consequences described below. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS, other taxing authorities, and the United States courts could disagree with one or more of the positions taken in this summary. This summary is not binding on the IRS or any other taxing authority or court, none of which are precluded from taking a position that is different from or contrary to, any position taken in this summary and there can be no assurance that the IRS, other taxing authority, or a court will not take a contrary position. No opinion from United States legal counsel has been requested, or will be obtained, regarding the United States federal income tax consequences of the acquisition, ownership and disposition of the ADSs.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status including investors subject to special tax rules (such as, bank thrifts, and other financial institutions, insurance companies, broker-dealers in stocks, securities, currencies, or notional principal contracts, traders that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, tax-exempt organizations including private foundations and charitable remainder trusts, pension plans, persons that hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated investment or transaction as determined for U.S. federal income tax purposes, persons subject to alternative minimum tax or whose “functional currency” is not the USD, U.S. expatriates or former long-term residents of the United States, persons that directly, indirectly or constructively own 10% or more (by vote or value) of the Company, persons who acquired interests in the Company pursuant to the exercise of any employee share option or otherwise as compensation, or persons holding interests in the Company through partnerships or other pass-through entities).

This section does not address the treatment of a non-U.S. holder, nor does it address the tax treatment under the laws of any U.S. state or local state or non-U.S. taxing jurisdiction or any U.S. estate or alternative minimum tax consequences.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition, ownership and disposition of the ADSs. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs that, for United States federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;
●	an estate the income of which is subject to United States federal income taxation regardless of its source; or
●	a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) a valid election under the Treasury regulations is in effect for the trust to be treated as a United States person.

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

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local, and non-United States tax consequences of the purchase, ownership, and disposition of ADSs.

Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below under “– Passive Foreign Investment Company Considerations”, any distributions of cash or other property with respect to the ADSs (including any amounts withheld in respect thereof), generally will, to the extent made out of our current and accumulated earnings and profits as determined for United States federal income tax purposes, constitute dividends for United States federal income tax purposes. Generally, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is includible in income for a U.S. Holder and subject to United States federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute dividend income from a “qualified foreign corporation” will be taxable at a preferential tax rate applicable to long-term capital gains, provided that the U.S. Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on The Nasdaq Capital Market, which is an established securities market in the United States. We therefore expect that dividends we pay with respect to the ADSs generally will constitute qualified dividend income. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

A U.S. Holder must include any Danish tax withheld from the dividend payment, as described above under “– Danish Tax Considerations – Taxation of Shareholders Residing Outside Denmark,” in the gross amount of dividend paid even though the holder does not in fact receive it. The dividend is taxable to the holder when the depositary receives the dividend, actually or constructively. Because we are not a United States corporation and do not expect to meet the dividends-received deduction eligibility criteria for non-United States corporations, the dividend is not expected to be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the USD value of the Danish Krone payments made, determined at the spot

Danish Krone/USD rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into USD. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into USD will be treated as ordinary income or loss to the U.S. Holder and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under United States federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s capital invested in the Company, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “– Gain on Sale, Exchange or Other Taxable Disposition.”

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, all distributions paid will generally be treated as “dividends” for United States federal income tax purposes.

Dividends paid by the Company generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs, including the Danish tax withheld in accordance with the Treaty and paid over to the Danish taxing authority, which may, subject to such limitations, be creditable against a U.S. Holder’s United States federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. To the extent a refund of the tax withheld is available to a U.S. Holder under Danish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s United States federal income tax liability. See “– Danish Taxation – Withholding Tax Refund for United States Treaty Beneficiaries” above for the procedures for obtaining a tax refund. Investors are urged to consult their own tax advisors about the availability of any foreign tax credits or deductions in respect to their specific tax situations.

Gain on Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below under “– Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of ADSs in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount realized and the holder’s adjusted tax basis, determined in United States dollars, in the ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. Holder’s holding period in the ADSs exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We have not made a determination as to whether the Company will or will not be treated as a PFIC in the current taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own United States tax advisors regarding our PFIC status.

If we were classified as a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ADSs. A non-United States corporation, such as the Company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, certain rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. For purposes of the PFIC test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC with respect to a U.S. Holder, then unless such U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (i) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “– Taxation of Dividends.”

A U.S. Holder that holds the ADSs at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such ADSs as ADSs in a PFIC, even if we no longer satisfy the PFIC income and asset tests described above, unless the U.S. Holder elects to recognize gain, which will be taxed under the excess distribution rules as if such ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

Certain elections by a U.S. Holder would alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ADSs, as described below. These elections include a “qualified electing fund” or “QEF” election and a “mark-to-market” election, which is described in more detail below. We do not expect that a U.S. Holder would be able to make a QEF election with respect to the ADSs because we do not intend to provide to U.S. Holders the required information to make a valid QEF election.

In the event we are determined to be a PFIC, the rules applicable to PFICs described above would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs, but this election will be available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, shares of ADSs will be treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be considered marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

A U.S. Holder that makes a valid mark-to-market election for the first tax year in which the holder holds (or is deemed to hold) ADSs and for which we are a PFIC will be required to include each year an amount equal to the excess, if any, of the fair market value of such ADSs the holder owns as of the close of the taxable year over the holder’s adjusted tax basis in such ADSs. The U.S. Holder will be entitled to a deduction for the excess, if any, of the holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs as of the close of the taxable year, but only to the extent of any net mark-to-market gains with respect to such ADSs included by the U.S. Holder under the election for prior taxable years and may be subject to certain other limitations. The U.S. Holder’s adjusted tax basis in such ADSs will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other taxable disposition of such ADSs, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of ADSs to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to United States federal income tax.

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of a mark-to-market election with respect to the ADSs.

Net Investment Income Tax

Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of ADSs. A United States person that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of this net investment income tax to its income and gains in respect of any investment in ADSs.

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

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs and proceeds from the sale, exchange or redemption of our ADSs may be subject to information reporting to the IRS and possible United States backup withholding (currently at a 24% rate). In general, information reporting, including IRS Form 1099 reporting, will apply to dividends in respect of ADSs and the proceeds from the sale, exchange or redemption of ADSs that are paid to a holder of ADSs within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

Item 12.Description of Securities Other Than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

• Persons depositing or withdrawing shares or ADS holders must pay:	• For:
• $5.00 (or less) per 100 ADSs (or portion of 100 • ADSs)

•

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• $.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• $.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to United States dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents	• As necessary

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

The methodology used to determine exchange rates used in currency conversions is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from the us in USD that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II

Item 13.Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

A.-D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

Item 15. Controls And Procedures

(a)Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2021, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weaknesses as of December 31, 2021 which are detailed in the accompanying Item 15(b), Management’s Annual Report on Internal Control over Financial Reporting.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the following weaknesses in our internal control over financial reporting and therefore determined that our internal control over financing reporting were not effective at the reasonable assurance level as of December 31, 2021.

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

Material weaknesses related to the lack of sufficiently designed internal controls

During 2021 we identified this material weakness which arose because we did not design or operate sufficient internal controls to support mitigate risks of material errors in our financial statement. Additionally, we did not appropriately implement certain components of the COSO framework, including elements of the control environment, information and communication, risk assessment, control activities and monitoring activities. Therefore, we have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2021, which constitutes a material weakness.

Material weaknesses relating to establishing an effective control environment over financial reporting

In connection with the preparation of our financial statements for the years ended December 31, 2020 and 2019, we had identified material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2021.

The material weaknesses identified related to the lack of accounting and supervisory personnel that possessed an appropriate level of technical accounting experience and training, and their lack of supervision over third party service providers in areas such as bookkeeping, financial controlling, and financial statements preparation.

Remediation plans

To remediate our identified material weaknesses, we will allocate more internal resources to internal controls and engage external advisors to provide training and to assist with reassessing and redesigning processes and developing new controls as appropriate, including assisting with the evaluation and documentation of the risk assessment, design, and operating effectiveness of our internal controls over financial reporting and assist with the remediation of any deficiencies. Furthermore, we retained accounting advisors to provide additional depth and breadth to our technical accounting and financial reporting capabilities and are taking steps such as the hiring of additional finance staff. We also plan to hire additional accounting personnel with financial statement closing experience and technical IFRS knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC, to perform specific functions, design and implement improved processes and internal controls, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight. In addition, we recently announced that we have hired a new Chief Financial Officer who has considerable public company experience.

While we intend to implement this plan to remediate these material weaknesses, we cannot predict the success of such plan or the outcome of our assessment of these plans at this time. We can give no assurance that this implementation will remediate these material weaknesses in our internal control or that other material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future.

(c)Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company's registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

(d)Changes in Internal Control over Financial Reporting

Except as described above in Management’s Annual Report on Internal Control over Financial Reporting, there were no changes in our internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act that occurred during the period covered by this annual report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board has determined that Mr. Lars Holtug qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Mr. Lars Holtug also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. For more information see “Item 6. Directors, Senior Management and Employees—C. Board Practices— Committees of the Evaxion Board—Audit and Risk Committee.”

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

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees paid by us to EY Godkendt Revisionspartnerselskab for all services, for the years ended December 31, 2021 and 2020 (in thousands):

	Years Ended December 31,
	2021	2020
Audit fees	$613	$333
Audit related fees	—	—
Other fees	—	—
Total fees	$613	$333

In 2021, audit fees relate to audit of the annual consolidated financial statements and for review services, and fees related to the prospectus for our initial public offering, our follow-on public offering, and related filing comfort services provided to us by EY Godkendt Revisionspartnerselskab.

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

Except as stated above, we intend to substantially comply with the rules applicable to United States companies listed on The Nasdaq Stock Market. Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Danish requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

EVAXION BIOTECH A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evaxion Biotech A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evaxion Biotech A/S (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ EY Godkendt Revisionspartnerselskab

We have served as the Company’s auditor since 2019.

Copenhagen, Denmark

March 31, 2022

EVAXION BIOTECH A/S

Statements of Comprehensive Loss

		Years Ended December 31,
	Note	2021	2020	2019

		(USD in thousands, except per share amounts)
Operating expenses:
Research and development	6,7	$19,583	$10,902	$8,216
General and administrative	6,7	6,251	5,666	2,647
Total operating expenses		25,834	16,568	10,863
Operating loss		(25,834)	(16,568)	(10,863)
Finance income	9	2,039	216	65
Finance expenses	9	(915)	(223)	(1,222)
Net loss before tax		(24,710)	(16,575)	(12,020)
Income tax benefit	10	178	1,557	825
Net loss for the year		$(24,532)	$(15,018)	$(11,195)
Net loss attributable to shareholders of Evaxion Biotech A/S		$(24,532)	$(15,018)	$(11,195)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(83)	(18)	—
Exchange rate adjustments of investments in subsidiaries		93	—	—
Tax on other comprehensive income, income/(expense)		(5)	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		(1,547)	412	2
Other comprehensive loss for the year, net of tax		$(1,542)	$394	$2
Total comprehensive loss		$(26,074)	$(14,624)	$(11,193)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(26,074)	$(14,624)	$(11,193)
Loss per share – basic and diluted	11	$(1.26)	$(0.97)	$(0.81)

The accompanying notes are an integral part of these financial statements.

EVAXION BIOTECH A/S

Statements of Financial Position

		December 31,
	Note	2021	2020

		(USD in thousands)
ASSETS
Non-current assets
Intangible assets	12	$93	$100
Deferred tax assets	10	—	262
Property and equipment, net	13	5,174	221
Government grants receivables		—	194
Leasehold deposits	17	191	238
Total non-current assets		5,458	1,015
Current assets
Prepayments and other receivables	14	1,138	1,553
Deferred offering costs	2	—	1,729
Government grants receivable		563	418
Tax receivables		838	1,416
Cash and cash equivalents	16	32,166	5,834
Total current assets		34,705	10,950
TOTAL ASSETS		$40,163	$11,965
EQUITY AND LIABILITIES
Share capital	19	$3,755	$2,648
Other reserves	19	79,114	31,669
Accumulated deficit	19	(50,432)	(27,279)
Total equity		32,437	7,038
Non-current liabilities
Lease liabilities, non-current	17	2,206	—
Loan from lessor, non-current	17	1,044	—
Provisions	23	153	—
Total non-current liabilities		3,403	—
Lease liabilities	17	314	20
Loan from lessor, current	17	126	—
Trade payables		2,848	3,673
Other payables	15	1,035	1,234
Total current liabilities		4,323	4,927
Total liabilities		7,726	4,927
TOTAL EQUITY AND LIABILITIES		$40,163	$11,965

The accompanying notes are an integral part of these financial statements.

EVAXION BIOTECH A/S

Statements of Changes in Equity

			Other reserves
				Foreign
				currency
			Share	translation	Accumulated
	Note	Share capital	premium	reserve	deficit	Total equity

		(USD in thousands)
Equity at December 31, 2018		$2,113	$4,106	$(171)	$(6,979)	$(931)
Net loss for the year		—	—	—	(11,195)	(11,195)
Other comprehensive income		—	—	2	—	2
Share-based compensation	8	—	—	—	2,362	2,362
Issuance of shares for cash	19	181	9,261	—	—	9,442
Transaction costs	19	—	(13)	—	—	(13)
Settlement of convertible debt instruments	20	187	9,508	—	—	9,695
Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the year		—	—	—	(15,018)	(15,018)
Other comprehensive income		—	—	395	—	395
Share-based compensation	8	—	—	—	3,551	3,551
Issuance of shares for cash	19	167	8,853	—	—	9,020
Transaction costs	19	—	(272)	—	—	(272)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the year		—	—	—	(24,532)	(24,532)
Other comprehensive income		—	—	(1,537)	—	(1,537)
Tax effect on OCI items		—	—	(5)	—	(5)
Share-based compensation	8	—	—	—	1,379	1,379
Issuance of shares for cash	19	1,107	56,502	—	—	57,609
Transaction costs	19	—	(7,515)	—	—	(7,515)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437

The accompanying notes are an integral part of these financial statements.

EVAXION BIOTECH A/S

Statements of Cash Flows

		Years Ended December 31,
	Note	2021	2020	2019

		(USD in thousands)
Operating activities:
Net loss for the year		$(24,532)	$(15,018)	$(11,195)
Adjustments for non-cash items	16	541	1,583	2,945
Interest received		—	—	9
Interest paid		(25)	(30)	(39)
Income taxes received		846	812	688
Cash flow from operating activities before changes in working capital		(23,170)	(12,653)	(7,592)
Cash flow from changes in working capital:
Changes in net working capital	16	1,237	215	573
Net cash used in operating activities		(21,933)	(12,438)	(7,019)
Investing activities:
Investment in intangible assets	12	(60)	(35)	—
Purchase of property and equipment	13	(1,300)	(149)	(61)
Payment of non-current financial assets – leasehold deposits		30	(209)	(7)
Net (cash used in)/ provided by investing activities		(1,330)	(393)	(68)
Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	19	53,854	9,019	9,442
Transaction costs related to issuance of shares		(3,760)	(128)	(13)
Proceeds from issuance of convertible debt instruments	20	—	—	152
Repayment of loan from lessor		(63)	—	—
Leasing installments	16,17	(226)	(74)	(73)
Net cash provided by financing activities		49,805	8,817	9,508
Net (decrease)/increase in cash and cash equivalents		26,542	(4,014)	2,421
Cash and cash equivalents at January 1	16	5,834	9,559	7,433
Exchange rate adjustments on cash and cash equivalents		(210)	288	(295)
Cash and cash equivalents at December 31	16	$32,166	$5,834	$9,559
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Capitalized intangible assets included in trade payables	12	—	60	—
Acquisition of property and equipment included in trade payables		90	—	—

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

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

On February 5, 2021, the Company completed an initial public offering (“IPO”), which resulted in the listing of American Depository Shares (“ADS”) representing the company’s ordinary shares, under the symbol “EVAX” in the United States on the NASDAQ Capital Market. Through the IPO, the Company sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. The Company received net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, authorized share capital consists of 3,000,000 shares of ordinary shares, par value DKK 1 per share.

On November 9, 2021, the Company completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

At year end, due to warrant exercise, the outstanding share capital was nominal DKK 23,203,808.

The consolidated financial statements of Evaxion Biotech and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2021, were approved, and authorized for issuance, by the Board of Directors on March 31, 2022.

Basis of Going Concern

The Company’s Board of Directors has, at the time of approving the consolidated financial statements, a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Based on the Company’s net proceeds secured through its recent IPO and follow-on public offering, together with access to its EIB loan, of which the Company has already received the proceeds from tranche no. 1 of €7 million on February 17, 2022, and the current cash on hand will allow the Company to meet its liabilities as they fall due for at least 12 months from the issuance of this Form 20-F. Thus, these consolidated financial statements are prepared on a going concern basis of accounting.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

COVID 19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China and on March 11, 2020 the World Health Organization declared COVID-19 a pandemic. The COVID-19 pandemic has resulted in a widespread health crisis and numerous disease control measures being taken to limit its spread. As the pandemic unfolds throughout the world, the healthcare systems of the countries in which the Company is conducting its studies have experienced great disruption. Governments have instituted quarantining and mandated business and school closures. Travel has been severely restricted.

The Company has closely been monitoring the impact of COVID-19. The Company’s top priority remained the health and safety of its staff and the patients in the studies. The Company maintains compliance with government and health authorities.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of our ongoing research activities and human clinical trials. The Company has not experienced a materially negative impact from COVID 19. As of December 31, 2021, the impact of the COVID-19 pandemic continues to unfold. As events continue to evolve and additional information becomes available, our estimates may change materially in the future.

While business travel has been limited, the Company has remained active and effective in the process of raising capital with institutional investors by conducting key meetings on a virtual basis.

Note 2. Summary of Significant Accounting Policies

Basis of preparation

The financial statements have been prepared in accordance with IFRS as issued by the IASB. The Company adopted IFRS in 2019 and applied it from the beginning of the period preceding adoption, starting on January 1, 2018.

Management has assessed the impact of new or amended and revised accounting standards and interpretations (IFRSs) issued by the IASB and IFRSs endorsed by the European Union effective on or after January 1, 2021. It is assessed that application of amendments effective from January 1, 2021 has not had a material impact on the consolidated financial statements for 2021. Furthermore, Management does not anticipate any significant impact on future periods from the adoption of these amendments.

The financial statements are presented in the Company’s presentation currency, U.S. dollar (“USD”) which is not the functional currency of the parent company. The Group’s financial statements are presented in USD as the result of the Company’s publicly listing the ADSs in the United States. The company’s functional currency is DKK for Denmark, AUD for Australia, and USD for the United States. The financial statements have been prepared on a going concern basis using a historical cost basis. All financial assets and liabilities are measured at amortized cost unless otherwise stated.

Reclassifications of prior period presentation

Certain items in prior year consolidated financial statements have been reclassified to conform to the current period’s presentation.

Basis of consolidation

The audited consolidated financial statements of the Company comprise the Statement of Financial Position as of December 31, 2021 and 2020, and the Statement of Comprehensive Loss for the twelve months ended December 31, 2021, 2020 and 2019. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the audited consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of the control.

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Currency translation of transactions and balances

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

The research activities are comprised of activities performed before filing an IND or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the timing of the expense recognition of these costs, in which case, they are reflected in the financial statements as either prepaid- or accrued expenses.

The development activities are comprised of the activities performed following the filing of an IND or equivalent clinical-enabling activities for such product candidates, including but not limited to, research and clinical development activities. In line with industry practice, internal and subcontracted development costs are expensed as incurred. Due to regulatory uncertainties and other uncertainties inherent in the development of new products, development expenses do not qualify for capitalization as intangible assets until marketing approval by a regulatory authority is obtained or considered highly probable. To date, the Company has not incurred any development costs which qualified for capitalization.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed

EVAXION BIOTECH A/S

Notes to Financial Statements

to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company's ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company's ordinary shares on grant date less the exercise consideration. Warrants granted during 2021 are valued using a black-scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company's ordinary share on the warrant grant date.

Post-employment benefit costs

The Company contributes to a defined contribution plan covering eligible employees. The contribution amount is based upon a fixed percentage of employee compensation and such contributions are expensed as incurred.

Accounting for joint operations – Southern Denmark University

The Company enters into agreements from time to time that may be subject to the requirements of IFRS 11, Joint Arrangements. The Company evaluates these agreements on execution and applies the requirements of the guidance. The collaboration agreement with Southern Denmark University (“SDU”) is considered a joint operation as defined in IFRS 11, with the principal place of business being Denmark. In September 2020, the Company terminated its existing agreement with SDU. For the years ended December 31, 2020, and 2019, the Company recorded $0.3 million and $0.3 million, respectively, in compensation cost for SDU employees which was reported in research and development costs in the statement of comprehensive loss.

Accounting for joint operations - MSD International GmbH and MSD International Business GmbH

The Company has entered into a collaboration agreement with MSD International GmbH and MSD International Business GmbH (jointly ‘MSD’). Under the arrangement, the Company will share its clinical trial in which the Company’s compound and MSD’s compound is dosed in combination.

In determining the accounting treatment for these types of arrangements, the Company carefully evaluates the relationship between the two parties in order to determine whether the arrangement is, in substance, a collaboration arrangement between the two parties (to be accounted for in accordance with IFRS 11, Joint Arrangements), or rather, a vendor-customer contract (to be accounted for in accordance with IFRS 15, Revenue from Contracts with Customers).

Management has determined that MSD does not meet the definition of a customer under IFRS 15. Consequently, the arrangement is classified as a collaboration arrangement and is accounted for as a joint operation in accordance with IFRS 11 resulting in the recognition of the Company’s own income and expense and assets and liabilities, respectively.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development spend as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as an income tax benefit. Tax credits in excess of the corporate tax rate are classified as government grants.

Accruals for uncertain tax positions and/or valuation of government grant receivables require management to make judgments of potential exposures. Accruals for uncertain tax positions and/or valuation of government grant receivables are measured using either the most likely amount or the expected value amount, depending on which method the entity expects to better predict the resolution of the uncertainty. Tax benefits are not recognized unless the tax positions will probably be accepted by the tax authorities. This is based upon management’s interpretation of applicable laws and regulations and the expectation of how the tax authority will resolve the matter. Once considered probable of not being accepted, management reviews each material tax benefit and reflects the effect of the uncertainty in determining the related taxable amounts.

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As at December 31, 2021 and 2020, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.

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

Deferred offering costs

Offering costs, consisting of legal, accounting, printer and filing fees directly attributable to the issuance of new shares relating to the Company’s initial public offering (“IPO”) in February 2021, were deferred and were offset against proceeds from the IPO upon the effectiveness of the offering. Deferred offering costs recorded as of December 31, 2020 were $1.7 million.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

Leasehold improvements and Loan from lessor

The Company’s lease contract comprises funding for the customization of the premises to the Company’s specific needs. The payment is determined based on the actual costs incurred for the customization, a repayment period of 8 years and an interest rate of 6% per annum.

The Company has assessed whether this is a lease component, or a leasehold improvement funded by the lessor. We have considered the following factors:

1.	Which party designed the customization
2.	Which party had the right to direct changes to the work
3.	Who is taking on the economic risk of the cost price of the work

A third party has designed the project according to the Company’s instructions, and the Company had the right to direct changes to the work during the construction period. Further, the Company has the full economic risk of the work due to 1:1 linkage between construction costs and payments to the lessor. Consequently, the Company has assessed that the customization is a leasehold improvement funded by the lessor and accordingly presented a leasehold improvement and a corresponding liability for the loan from the lessor.

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

The Company’s right-of-use assets are presented within property and equipment, net.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of the following payments, when applicable:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	variable lease payments (linked to an index or interest rate);
●	expected payments under residual value guarantees;
●	the exercise price of purchase options, where exercise is reasonably certain;
●	lease payments in optional renewal periods, where exercise of extension options is reasonably certain;
●	and penalty payments for the termination of a lease, if the lease term reflects the exercise of the respective termination option.

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Assets	Useful life
Properties	Shorter of lease term and useful life of the asset
Leasehold improvements	11 years
Other equipment	5 – 10 years

Impairment of non-financial assets

Assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The Company has not recognized any impairment losses to date.

Provisions

Provisions are recognized when we have an existing legal or constructive obligation as a result of events occurring prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation. Provisions are measured as the best estimate of the expense necessary to settle the obligation at the balance sheet date. Provisions that are estimated to mature after more than one year after the balance sheet date are measured at their present values, using a discount rate based on the Company’s risk adjusted incremental borrowing rate.

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Prepayments include expenditures related to future financial periods and are measured at amortized cost

Cash and cash equivalents

Cash is comprised of cash on hand and in bank deposit accounts. Cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2021 and 2020.

(ii) Non-derivative financial liabilities

Non-derivative financial liabilities comprise other payables which are measured initially at fair value and subsequently at amortized cost.

Trade Payables

Trade payables and accruals relate to the Group’s purchase of products and services from various vendors in the normal course of business.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

(iii) Derivative financial liabilities

Convertible debt instruments

During 2018, the Company issued two convertible debt instruments which are determined to be financial instruments. As required by IAS 32 and IFRS 9, these instruments were separated into their components: debt, and embedded derivatives related to the conversion features, early settlement mechanism and change of control prepayment provision. The Company elected the fair value option and accounts for both the debt and the embedded derivatives as a single instrument that is measured at fair value. Details of the significant inputs and assumptions into the fair values of these instruments are provided in Note 20.

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

Other Reserves includes the share premium comprising the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the company’s capital increases, reduced by any expenses directly attributable to the capital increases as well as translation reserves. Translation reserves include exchange rate adjustments of equity and intragroup receivables forming part of the net investments in our group enterprises.

Accumulated Deficit include the accumulated profit or loss as well as well as the reserve for share-based payment representing the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

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

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at December 31, 2021 and have not been adopted for these financial statements:

●	Amendment to IAS 37 Provisions, contingent liabilities and contingent assets, Onerous Contracts— Cost of Fulfilling a Contract (January 1, 2022)
●	Amendments to IAS 16 Property, Plant and Equipment, proceeds before intended use (January 1, 2022)
●	Annual Improvements 2018-2020 (January 1, 2022)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)

EVAXION BIOTECH A/S

Notes to Financial Statements

●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)
●	Amendments to IFRS 16 Leases: COVID-19-Related Rent Concessions beyond June 30, 2021 (April 1, 2021)

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

Note 3. First-Time Adoption of IFRS

IFRS 1 – First-time adoption of IFRS

Impact of initial application of IFRS 1 – first-time adoption of International Financial Reporting Standards

The Company adopted IFRS as issued by IASB in the accompanying financial statements. The figures for 2019 in the statements of comprehensive loss have been prepared in accordance with IFRS as issued by the IASB.

The disclosures required by IFRS 1, First-Time Adoption of IFRS, concerning the transition from Danish Financial Statement Act (“Local GAAP”) to IFRS were presented in the prior year financials. The financial statements for the year ended December 31, 2019 are the first the Company has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2018, the Company prepared its financial statements in accordance with the Danish Financial Statements Act. Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at December 31, 2021, together with the comparative period data for the years ended December 31, 2020 and 2019.

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

Share-based compensation

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the share awards is determined at the date of grant using generally accepted valuation techniques or valuation based on the Company’s fundraising events. Assumptions are made and judgments are used in applying valuation techniques. Prior to the Company’s IPO completed in February 2021, these assumptions and judgments include estimating the fair value for the underlying Ordinary share on the warrant grant date, as well as the likelihood of liquidity events such as IPOs. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates as well as the term applied to the expense recognition.

Subsequent to the Company’s IPO completed in February 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Refer to Note 8 for further detail surrounding share-based compensation.

EVAXION BIOTECH A/S

Notes to Financial Statements

Leasehold Improvements and Loan from Lessor

A significant judgment was made in respect of determining whether customization of leased premises forms part of the lease or is a leasehold improvement funded by the lessor. See the section “Leasehold improvements and Loan from lessor” in Note 2.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates.We refer to note 2 for a summary of significant accounting policies for further discussion.

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

As of December 31, 2021 and December 31, 2020, our available liquidity, comprised of cash and cash equivalents, was $32.2 million and $5.8 million, respectively and our total equity was $32.4 million and $7.0 million, respectively.

On February 5, 2021, the Company completed our initial public offering through which we issued and sold 3,000,000 ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the initial public offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. Upon the completion of the initial public offering, our registered, issued, and outstanding share capital was nominal DKK 19,198,668 divided into 19,198,668 ordinary shares of DKK 1 each.

On November 9, 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

At year end, due to warrant exercise, the outstanding share capital was nominal DKK 23,203,808.

We expect that the net proceeds from our initial public offering, our cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditure requirements through at least 12 months subsequent to the issuance of this annual report.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to their reputation.

EVAXION BIOTECH A/S

Notes to Financial Statements

The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:

	December 31, 2021
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total
Loan from lessor (1)	$1,170	$1,458	$192	$769	$497	$1,458
Lease liabilities	2,520	3,698	326	1,223	2,149	3,698
Trade payables	2,848	2,848	2,848	—	—	2,848
Provisions	153	153	—	—	153	153
Other payables	46	46	46	—	—	46
Total	$6,737	$8,203	$3,412	$1,992	$2,799	$8,203

(1)	The loan amount as of December 31, 2021 is still subject to possible minor adjustment. Further information is provided in Note 17.

	December 31, 2020
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total
Lease liabilities	$20	$20	$20	$—	$—	$20
Trade payables	3,673	3,673	3,673	—	—	3,673
Other payables	180	180	180	—	—	180
Total	$3,873	$3,873	$3,873	$—	$—	$3,873

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from the Company’s operating expenses paid in foreign currencies, mainly USD and Australian dollars. This exposure is known as transaction exposure. Any reasonable or likely movements in foreign exchange rates would not have a material impact on the Company’s operating results. The Company’s policy for managing foreign currency risks is to convert cash received from financing activities to currencies consistent with the Company’s expected cash outflows.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

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

There were no financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021 and 2020.

Convertible debt instruments

The Company’s convertible debt instruments are Level III financial instruments and are carried at fair value through profit and loss. The convertible debt instruments were valued based on the present value of a probability weighting of the mutually exclusive settlement alternatives. Key inputs for this valuation were: (i) the exchange rate between USD and DKK, (ii) the discount rate on the issuance, (iii) the probability of a qualifying financing event and (iv) the Company’s share price. The most significant assumptions used in the valuation were the: Company’s share price, the probability of a qualifying financing event, the discount rate and the USD to DKK exchange rate. An increase or decrease in the key input ranging from 10 percent, depending on the input analyzed, would not result in a material change in the fair value of the convertible debt instruments. There were no transfers into or out of any classification of financial instruments in any period

See Note 20 for the change in fair value of convertible debt during the year ended December 31, 2019.

Note 6. Operating Activities

Research and Development Expenses

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$(6,794)	$(3,337)	$(2,586)
Share-based compensation expenses	(1,051)	(1,496)	(1,021)
Depreciation	(273)	(92)	(65)
External expenses	(11,465)	(5,977)	(4,544)
Total research and development expenses	$(19,583)	$(10,902)	$(8,216)

During the years ended December 31, 2021, 2020 and 2019, the Company recognized $0.3 million, $0.8 million and $0.5 million, respectively, related to government grants as a reduction of research and development expenses.

EVAXION BIOTECH A/S

Notes to Financial Statements

General and Administrative Expenses

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$(1,824)	$(1,098)	$(517)
Share-based compensation expenses	(328)	(1,912)	(1,341)
Professional and other fees	(4,028)	(2,644)	(773)
Depreciation	(71)	(12)	(16)
Total general and administrative expenses	$(6,251)	$(5,666)	$(2,647)

Note 7. Employees and Employee-Related Costs

The number of employees, including executive and non-executive directors, during the year was as follows:

	Years Ended December 31,
	2021	2020	2019
Average number of full-time employees	53	33	25
Number of employees at end of period:
Denmark and United States	61	35	31
Total employees, at end of period	61	35	31

Employee Costs:

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Wages and salaries	$6,909	$4,016	$2,819
Cash bonus	668	—	—
Share-based compensation expenses	1,379	3,408	2,362
Defined contribution plans	649	206	96
Other social security expenses	28	17	12
Other staff expenses	364	196	176
Total	$9,997	$7,843	$5,465

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$7,845	$4,833	$3,607
General and administrative expenses	2,152	3,010	1,858
Total	$9,997	$7,843	$5,465

	Years Ended December 31,
	2021	2020	2019

	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$6,414	$4,009	$2,590
General and administrative expenses	836	611	668
Total	$7,250	$4,620	$3,258

EVAXION BIOTECH A/S

Notes to Financial Statements

Remuneration to the Board of Directors and Executive Management

	Year Ended December 31,
	2021	2020	2019

	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,833	$1,298	$900
Share-based compensation expenses	514	1,566	956
Total	2,347	2,864	1,856
Remuneration to the Board of Directors:
Wages and salaries	313	—	—
Share-based compensation expenses	87	359	351
Total	400	359	351
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	1,431	824	1,017
General and administrative expenses	1,316	2,399	1,190
Total	$2,747	$3,223	$2,207

The Executive Management was comprised of four members in January 2019 and expanded again to five members in October 2019, of which one member resigned in 2020 and one other member resigned in 2021. It was expanded to 5 members again in 2021.

Note 8. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or before become exercisable upon an exit event, which triggers an immediate vesting, or at any time as determined by the board of directors in accordance with the terms of the plan. The warrants granted in 2021 vest gradually over 36 months after grant date or in the case of warrants to the Board of Directors vest immediately. The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2021 and 2020 expire on December 31, 2032 and 2031, respectively. For the years ended December 31, 2021, 2020 and 2019, the number of warrants outstanding as a percentage of outstanding ordinary shares was 11.8%, 13.8% and 13.5%, respectively.

In the second quarter of 2021, the Company granted 62,147 warrants to its Chief Medical Officer (“CMO”) which vest over 36 months.

In 2019, the Company granted 150,660 warrants to its Chief Financial Officer (“CFO”) which were exercisable upon an exit event. In December 2020, the terms of the warrants issued to the Company’s CFO were amended to no longer comprise exercisability upon an exit event. Consequently, these warrants did not vest upon the IPO in February 2021 and will vest in accordance with the vesting schedule for warrants granted in 2020.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

The following schedule specifies the granted warrants:

					Weighted
			Weighted		Average
			Average		Remaining
	Number of		Exercise		Contractual
	warrants		Price/Share		Life (years)
Warrants granted as at December 31, 2018	1,674,324		DKK 1		18
Warrants granted(1)	257,832		DKK 1		17
Warrants granted as at December 31, 2019	1,932,156		DKK 1		17
Warrants granted	363,168		DKK 1		11
Warrants forfeited	(45,216)		DKK 1		16
Warrants cancelled	(22,032)		DKK 1		16
Warrants granted as at December 31, 2020	2,228,076		DKK 1		15
Warrants granted during 2021(2)	63,802		DKK 1		10
Warrants granted December 2021	523,599		USD 5.38		10
Warrants exercised	(62,284)	(3)	DKK 1
Warrants forfeited	(10,178)		1
Warrants cancelled	(10,397)		1
Warrants granted as at December 31, 2021	2,732,618		DKK 7.53	(4)	13
Warrants exercisable as at December 31, 2019	—		—		—
Warrants exercisable as at December 31, 2020	—		—		—
Warrants exercisable as at December 31, 2021	2,072,122

(1)The warrants are not incorporated in the articles of association. Rectification conducted in October 2020.

(2)	Of which 62,147 warrants were legally granted in June 2021 and the remaining 1,655 warrants were legally granted in December 2020.

(3)	The share price at the exercise date was USD 5.59.
(4)	December 31, 2021 USD-end rate used.

During 2019 employees, external consultants, executive management and board members became contractually entitled to warrants that was rectified on December 17, 2020:

●	In January 2019, 45,216 warrants granted to a member of executive management. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.3 million.
●	In February 2019, 7,956 warrants granted to an employee. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.1 million.
●	In September 2019, 54,000 warrants granted to an employee. The warrants vested immediately. Fair value at grant date amount to $0.5 million.
●	In October 2019, 150,660 warrants granted to a member of executive management. The warrants vest annually over 3 years. Fair value at grant date amounted to $1.3 million.
●	In December 2020, an aggregate of 126,972 warrants attributable to 2019 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. 63,612 warrants vested immediately and 63,360 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $1.2 million.

EVAXION BIOTECH A/S

Notes to Financial Statements

●	In December 2020, an aggregate of 236,196 warrants attributable to 2020 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. Of the warrants granted, 120,888 warrants vested immediately and 115,308 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $2.3 million.
●	In June 2021, 62,147 were granted to a member of Executive Management. Fair value at grant date amounted to $0.4 million.
●	During 2021, an aggregate of 523,599 warrants attributable to 2021 entitlements were granted to employees, member of our board of directors and executive management. Of the warrants 22,916 were granted to our board of directors vested immediately. The warrants granted to employees and executive management vest over 36 months. Fair value at grant date amounted to $1.5 million.
●	For the year ended December 31, 2019 the Company had 22,032 outstanding warrants to SDU employees and recognized an immaterial amount of expense for these warrants as research and development expenses in the statement of comprehensive loss. In September 2020, the Company terminated its existing agreement with SDU for business reasons. Under the terms of the SDU agreement, the Company did not incur a termination penalty and has no further obligations under this agreement.
●	A member of the executive board terminated his employment contract as of April 30, 2020 and forfeited his right to 45,216 unvested warrants.
●	A member of the executive board terminated his employment contract as of October, 2021 but no granted warrants remained unvested as of that date.

Share-based compensation expenses included in the statements of comprehensive loss:

	Years Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Research and development expenses	$1,051	$1,496	$1,021
General and administrative expenses	328	1,912	1,341
Total	$1,379	$3,408	$2,362

In 2020 an amount of $0.1 million related to warrants issued as compensation for arranging investors to subscribe for shares has been recognized in equity as a share-based compensation expense related to the capital increase.

Determination of Fair Value of Warrants

The warrants issued under the share-based payment arrangement until December 2021 are exercisable for nominal consideration compared to the fair value of the shares resulting in virtually no time value. The Company values these warrants based on the intrinsic value of the shares measured as the difference between the fair value of the Company’s Ordinary shares and the warrant exercise price. Due to the highly specialized nature of services provided by consultants who provide services similar to those provided by employees of the Company, transactions with those consultants are measured at fair value of the equity instruments granted.

Under the share-based payment arrangement, there is no protection against capital increases at a discount and dividend distribution. However, dividends are not likely to be distributed and there is generally no reason to raise new capital at below the current share price. On this basis, the Company has assessed that it is generally appropriate to assume that no such transactions will take place during the holding period. When issuing warrants in 2018, convertible bonds with a potential dilutive effect were outstanding, and fair value was adjusted to reflect this potential dilution.

The stock split and bonus share issuance executed on January 4, 2021 resulted in a dilution of the warrant holders due to the increase of the exercise price compared to the pre stock split and bonus share issue. For warrants granted on December 17, 2020, the fair value was adjusted to reflect this dilution. For other grants, no such adjustment has been made.

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Subsequent to the Company’s initial public offering completed in February 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Due to the fact that as of 2021, warrants was granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and estimated volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The estimated volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued in December 2021:

Expected term (in years)	6.5
Risk-free interest rate	1.34
Expected volatility	85.0%
Share price	$4.20

The exercise price of the warrants issued in June 2021 was DKK 1 and consequently, the warrants have virtually no time value. Therefore, fair value of the warrants has been determined as the intrinsic value based on a share price of $6.24.

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

EVAXION BIOTECH A/S

Notes to Financial Statements

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

The following schedule specifies the outstanding warrants as at December 31, 2021:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	701,356	1	15
Grant (September 2017)	28.71	617,184	1	15
Grant (December 2017)	28.71	122,040	1	15
Grant (during 2018)	37.05	174,564	1	15
Grant (February 2019)	42.57	7,956	1	15
Grant (September 2019)	56.35	54,000	1	15
Grant (October 2019)	56.97	150,660	1	15
Grant (December 2020)	56.75	317,457	1	9
Grant (April 2021)	45.31	1,655	1	10
Grant (June 2021)	40.86	62,147	1	10
Grant (December 2021)	19.22	523,599	USD 5.38	10
Granted at December 31, 2021		2,732,618
Warrants exercisable at December 31, 2021		—

The following schedule specifies the outstanding warrants as at December 31, 2020:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	712,332	1	16
Grant (April 2017)	24.05	13,896	1	16
Grant (September 2017)	28.71	617,184	1	16
Grant (December 2017)	28.71	127,044	1	16
Grant (during 2018)	37.05	181,836	1	16
Grant (February 2019)	42.57	7,956	1	16
Grant (September 2019)	56.35	54,000	1	16
Grant (October 2019)	56.97	150,660	1	16
Grant (December 2020)	56.75	363,168	1	11
Granted at December 31, 2020		2,228,076	1	15
Warrants exercisable at December 31, 2020		—

EVAXION BIOTECH A/S

Notes to Financial Statements

The following schedule specifies the outstanding warrants as at December 31, 2019:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	712,332	1	17
Grant (April 2017)	24.05	13,896	1	17
Grant (September 2017)	28.71	617,184	1	17
Grant (December 2017)	28.71	138,384	1	17
Grant (during 2018)(1)**	37.05	192,528	1	17
Grant (January 2019)(1)**	37.05	45,216	1	17
Grant (February 2019)**	42.57	7,956	1	17
Grant (September 2019)**	56.35	54,000	1	17
Grant (October 2019)**	56.97	150,660	1	17
Granted at December 31, 2019		1,932,156	1	17
Warrants exercisable at December 31, 2019		—
(1)	Awards valued on December 31, 2018 and January 1, 2019, respectively.
**	The warrants are not incorporated in the articles of association. Rectification was conducted in December 2020.

EVAXION BIOTECH A/S

Notes to Financial Statements

The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2019, 2020 and 2021 is shown below:

				Warrants held when				Warrants held when
				becoming or leaving				becoming or leaving
	December 31,		December 31,	as a member			December 31,	as a member				December 31,
Number of warrants held	2018	Granted	2019	of management	Granted	Forfeited	2020	of management	Granted	Exercised	Forfeited	2021
Thomas William Wylonis(former)[1]	342,612	—	342,612	(369,252)	26,640	—	369,252	—	—	—	—	369,252
Steven Projan	23,436	—	23,436	—	18,612	—	42,048	—	4,583	—	—	46,631
Roberto Prego	19,800	—	19,800	—	14,364	—	34,164	—	4,583	—	—	38,747
Joann Suzich(former)[7]	—	—	—	—	10,260	—	10,260	—	—	—	—	10,260
Marianne Søgaard[2]	—	—	—	65,952	28,368	—	94,320	—	9,167	—	—	103,487
Helen Boudreau (former)[3]	—	—	—	—	5,436	—	5,436	—	—	(5,436)	—	—
Kim Bjørnstrup (former)[4]	—	—	—	(5,868)	5,868	—	—	—	—	—	—	—
Lars Holtug	—	—	—	—	—	—	—	—	4,583	—	—	4,583
Board of Directors in total	385,848	—	385,848	(309,168)	109,548	—	555,480	—	22,916	(5,436)	—	572,960
Lars Aage Staal Wegner	844,416	—	844,416	—	7,668	—	852,084	—	64,167	—	—	916,251
Birgitte Rønø	—	—	—	—	—	—	—	29,376	45,000	—	—	74,376
Thomas Bogenrieder (former)[5]	4,356	45,216	49,572	(4,356)	—	(45,216)	4,356	—	—	—	—	4,356
Erik Heegaard	—	—	—	—	—	—	—	—	97,564	—	—	97,564
Glenn S. Vraniak (former)[6]	—	150,660	150,660	—	—	—	150,660	—	—	—	—	150,660
Executive Management in total	848,772	195,876	1,044,648	(4,356)	7,668	(45,216)	1,007,100	29,376	206,731	—	—	1,243,207
(1)	Board member until June 30, 2020, 252 warrants were granted for services provided after retirement from the Board of Director position.
(2)	As of November 25, 2020, 26,964 warrants were granted for services provided before taking on the Board of Directors position.
(3)	Board member from June 30, 2020 to May 25, 2021.
(4)	Board member from June 30, 2020 to November 4, 2020.
(5)	Part of Executive Management until March 31, 2020.
(6)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(7)	Board member until May 25, 2021.

EVAXION BIOTECH A/S

Notes to Financial Statements

Note 9. Financial Income and Expenses

	Year Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Financial income:
Interest income, bank	$—	$—	$8
Interest income, other	—	—	1
Foreign exchange gains	2,039	216	56
Total financial income	2,039	216	65
Financial expenses:
Interest expenses	(5)	(29)	(36)
Changes in fair value of convertible debt instruments	—	—	(1,183)
Interest expenses, lease liabilities	(123)	—	(3)
Interest, loan from lessor	(31)	—	—
Foreign exchange losses	(756)	(194)	—
Total financial expenses	(915)	(223)	(1,222)
Net financial items	$1,124	$(7)	$(1,157)

Note 10. Income Taxes

(a)   Analysis of charge/(credit) for the year:

	Year Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Income tax expense/(benefit)	$(178)	$(1,557)	$(825)
Total income taxes for the year	$(178)	$(1,557)	$(825)

On December 31, 2021, the Company had tax loss carry-forwards in Denmark of $9.5 million (2020: $3.8 million in Denmark; 2019: $1.3 million in Denmark) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2021, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.

The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

(b) Reconciliation of effective tax rate to Danish statutory tax rate

	Year Ended December 31,
	2021	2020	2019
Statutory corporate income tax rate in Denmark	22%	22%	22%
Difference in corporate income tax rate in subsidiaries	—%	—	—
Non-deductible income / (expenses)	—%	(1)%	(5)%
Non-taxable income / (expenses)	—%	1%	—
Additional tax deduction R&D expenses	6%	3%	—
Tax credit research and development expenditures	(4)%	9%	7%
Change in deferred tax asset not capitalized	(23)%	(25)%	(17)%
Total effective tax rate	1%	9%	7%

EVAXION BIOTECH A/S

Notes to Financial Statements

(c) Deferred tax in the statements of financial position

	Year Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Deferred Tax Positions:
Warrants	$2,118	$4,289	$3,034
Loss carry forward	9,530	3,759	1,270
Research and development expenditures	—	262	—
Other items	(98)	(6)	(34)
Valuation allowance on deferred tax assets	(11,550)	(8,042)	(4,270)
Total capitalized	$—	$262	$—

Deferred tax attributable to research and development expenditures relates to development costs recognized as an expense in the consolidated financial statements in 2020 and are tax deductible in 2021.

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

Note 11. Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion Biotech A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2021, 2020 and 2019, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	Year Ended December 31,
	2021	2020	2019

	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion Biotech A/S	$(24,532)	$(15,018)	$(11,195)
Weighted-average number of ordinary shares outstanding	19,493,143	15,434,758	13,892,314
Loss per share before and after dilution	$(1.26)	$(0.97)	$(0.81)

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:

	December 31,
	2021	2020	2019
Warrants	2,732,618	2,228,076	2,059,128

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

EVAXION BIOTECH A/S

Notes to Financial Statements

During the twelve months ended December 31, 2020, the Company capitalized $35,000 as intangible assets for the acquisition of a non-exclusive technology license. Subject to meeting certain development milestones, additional consideration of up to $320,000 is to be transferred to the seller. Further, $250,000 is to be transferred to the seller upon each regulatory approval of an Evaxion product utilizing the in-licensed technology. As of December 31, 2020, the Company accrued for an additional $60,000 related to the license. The Company did not recognize any amortization expense for the years ended December 31, 2021 and 2020 as the asset has not been put in use. No intangible assets were recognized in earlier periods as the Company’s expenditures did not qualify for capitalization.

During the twelve months ended December 31, 2020, the Company capitalized $60,000 as intangible assets for the acquisition of a non-exclusive technology license from SSI. Subject to successful commercialization of any Evaxion product utilizing the in-licensed technology, Evaxion is required to pay to the seller a royalty on net sales in the low teens. In the event any Evaxion product utilizing the in-licensed technology are commercialized by one of the Company’s partners, Evaxion is required to pay to the seller a percentage of any out-licensing revenue earned by the Company or its affiliates. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 2b clinical trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in an amount in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 3 trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner without initiating a Phase 2b trial, Evaxion is required to pay to SSI a percentage of any sublicensing income in the mid double-digit range.

The Company did not recognize any amortization expense for the years ended December 31, 2021, and 2020 as the asset has not been put in use.

	Intangible
	Assets	Total

	(USD in thousands)
Cost at December 31, 2020	$100	$100
Additions during the year	—	—
Exchange rate adjustments	(7)	(7)
Cost at December 31, 2021	93	93
Amortization at December 31, 2020	—	—
Amortization for the year	—	—
Exchange rate adjustment	—	—
Amortization at December 31, 2021	—	—
Carrying amount at December 31, 2021	$93	$93

	Intangible
	Assets	Total

	(USD in thousands)
Cost at December 31, 2019	$—	$—
Additions during the year	95	95
Exchange rate adjustments	5	5
Cost at December 31, 2020	100	100
Amortization at December 31, 2019	—	—
Amortization for the year	—	—
Exchange rate adjustment	—	—
Amortization at December 31, 2020	—	—
Carrying amount at December 31, 2020	$100	$100

EVAXION BIOTECH A/S

Notes to Financial Statements

Note 13. Property and Equipment, Net

		Other	Leasehold
	Property	Equipment	Improvements	Total

	(USD in thousands)
Cost at December 31, 2020	$257	$263	$—	$520
Additions during the year	2,891	1,025	1,634	5,550
Disposals during the year	(244)	—	—	(244)
Exchange rate adjustments	(148)	(63)	(67)	(278)
Cost at December 31, 2021	2,756	1,225	1,567	5,548
Depreciation at December 31, 2020	$(237)	$(62)	$—	$(299)
Depreciation for the year	(179)	(105)	(59)	(343)
Depreciation reversed on disposals during the year	244	—	—	244
Exchange rate adjustment	17	6	1	24
Depreciation at December 31, 2021	(155)	(161)	(58)	(374)
Carrying amount at December 31, 2021	$2,601	$1,064	$1,509	$5,174
Carrying amount of right-of-use assets at December 31, 2021	$2,601	$—	$—	$2,601

		Other
	Property	Equipment	Total

	(USD in thousands)
Cost at December 31, 2019	$179	$93	$272
Additions during the year	55	149	204
Exchange rate adjustments	23	21	44
Cost at December 31, 2020	257	263	520
Depreciation at December 31, 2019	(144)	(27)	(171)
Depreciation for the year	(71)	(34)	(105)
Exchange rate adjustment	(22)	(1)	(23)
Depreciation at December 31, 2020	(237)	(62)	(299)
Carrying amount at December 31, 2020	$20	$201	$221
Carrying amount of right-of-use assets at December 31, 2020	$20	$—	$20

Depreciation included in the statement of comprehensive loss:

	Year Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Research and development	$270	$90	$64
General and administrative	73	15	16
Total depreciation included in the statement of comprehensive loss	$343	$105	$80
Total accumulated depreciation of right-of-use assets at December 31,	$557	$236	$145

Note 14. Prepayments and other receivables

	December 31,
	2021	2020

	(USD in thousands)
VAT receivables	$387	$376
Prepayments	638	1,175
Other receivables	113	2
Total prepayments and other receivables	$1,138	$1,553

EVAXION BIOTECH A/S

Notes to Financial Statements

Note 15. Other Payables

	December 31,
	2021	2020

	(USD in thousands)
Employee cost liabilities	$989	$1,054
Other liabilities	46	180
Total other payables	$1,035	$1,234

Note 16. Cash and Cash Equivalents

	December 31,
	2021	2020

	(USD in thousands)
Cash and cash equivalents	$32,166	$5,834
Total cash and cash equivalents	$32,166	$5,834

Cash and cash equivalents consist mainly of cash on deposit with banks.

Changes in Net Working Capital

	December 31,
	2021	2020	2019

	(USD in thousands)
Changes in receivables and tax receivables	$1,863	$(2,501)	$(337)
Changes in trade payables	(647)	1,798	507
Changes in other payables	21	918	403
Changes in net working capital	$1,237	$215	$573

Working capital is defined as current assets (excluding cash) less current liabilities (excluding convertible debt) and measures the net liquid assets the Company has available for the business.

Adjustments for non-cash items

Adjustments of non-cash items in the statements of comprehensive loss:

	Year Ended
	December 31,
	2021	2020	2019

	(USD in thousands)
Income taxes	$(178)	$(1,557)	$(825)
Tax credit schemes accounted for as grants	(12)	(510)	—
Depreciation	344	105	81
Interest income	—	—	(9)
Interest expense	159	30	39
Share-based compensation expenses	1,379	3,408	2,362
Acquisition of property, plant and equipment	(90)	—	—
Change in fair value of convertible debt instruments	—	—	1,183
Other adjustments: Other adjustments, primarily exchange rate adjustments	(1,061)	107	114
Total adjustments for non-cash items	$541	$1,583	$2,945

EVAXION BIOTECH A/S

Notes to Financial Statements

Reconciliation of Liabilities from Financing Activities

	December 31,		Accumulated		Exchange rate	December 31,
(USD in thousands)	2020	Cash flows	interest	Additions	adjustment	2021
Lease liabilities	$20	$(226)	$123	$2,731	$(128)	$2,520
Loan from lessor	—	—	31	1,269	(130)	1,170
Provisions	—	—	—	161	(8)	153
Total liabilities from financing activities	$20	$(226)	$154	$4,161	$(266)	$3,843

	December 31,		Accumulated		Exchange rate	December 31,
(USD in thousands)	2019	Cash flows	interest	Additions	adjustment	2020
Lease liabilities	$36	$(74)	$1	$54	$3	$20
Total liabilities from financing activities	$36	$(74)	$1	$54	$3	$20

Note 17. Leases

As a result of the lease accounting of IFRS 16, the Company has capitalized the only right-of-use asset being the domicile lease. Upon implementation on January 1, 2018, the Company has recognized a liability to make lease payments (i.e. the lease liabilities) of $0.2 million and an asset representing the right to use the underlying asset during the lease term (i.e. the right-to-use asset) of $0.2 million. The liability was measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of the standard adoption date of January 1, 2018. The Company applied an incremental borrowing rate of 3.8%. For the years ended December 31, 2019,2020 and 2021, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. The initial monthly payment is expected to be between $28,000 and $30,000, which consists of $12,000 for the office space, and is expected to be between $16,000 and $18,000 for the laboratory space. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

The Company had one operating lease in Copenhagen, Denmark as of December 31, 2020.

We also occupied an office space in New York, New York, United States. The terms of the lease agreement included a 13 month occupancy period from January 2, 2020 through January 31, 2021. A termination notice was provided in November 2020 and the lease and occupancy terminated on January 31, 2021.

For the years ended December 31, 2021, 2020 and 2019, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.

EVAXION BIOTECH A/S

Notes to Financial Statements

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-Use Asset	Lease liabilities

	(USD in thousands)
At December 31, 2020	$20	$20
Additions	2,891	2,731
Depreciation	(179)	—
Interest Expense	—	123
Payments	—	(226)
Translation	(131)	(128)
At December 31, 2021	$2,601	$2,520

	Right-of-Use Asset	Lease liabilities

	(USD in thousands)
At December 31, 2019	$35	$36
Additions	54	54
Depreciation	(73)	—
Interest Expense	—	—
Payments	4	(74)
Translation	—	4
At December 31, 2020	$20	$20

The total cash outflow for leases was $0.2 million in 2021, and $0.2 million in 2020.

Loan from Lessor

In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at costs, which approximates fair value at the time of issuance. As of December 31, 2021, the Company is still in discussions with DTU on the actual costs incurred.

As a result of the finance structure this amount is not included as Purchase of property and equipment within the consolidated statements of cash flows. The leasehold improvements recognized will be subject for adjustment when the actual costs incurred are made available from DTU.

The following table sets forth the finance liability (in thousands):

December 31,
2021
Loan from lessor	$1,170
Total Loan from lessor	1,170
Less: Loan from lessor, current portion	(126)
Total Loan from lessor, net of current portion	$1,044

Note 18. Debt

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,047,744 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December

EVAXION BIOTECH A/S

Notes to Financial Statements

31, 2021, the Company initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022.

Note 19. Capital Structure and Financial Matters

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

In October 2020, we successfully completed part 2 of our “bridging round” of capital with outside investors in the amount of $2.4 million with a purchase price of $8.89 per share from the issuance of 269,136 of our ordinary shares and received the proceeds in November 2020. Transaction costs directly attributable to the third quarter of 2020 “bridging round” of capital with outside investors have a total amount of $144,022.

In February 2021, we completed our IPO through which we issued and sold 3,000,000 American Depositary Shares, or ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

In November 2021, we completed a follow-on public offering through which we issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

At year end, due to warrant exercise, the outstanding share capital was nominal DKK 23,203,808.

EVAXION BIOTECH A/S

Notes to Financial Statements

The following are changes in the Company’s share capital for the years ended December 31, 2019, 2020 and 2021:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2018	12,917,016	12,917
Capital increase at July 17, 2019 (issuance of shares for cash)	997,668	998
Capital increase at July 17, 2019 (conversion of Convertible Debt 1)	302,976	303
Capital increase at July 17, 2019 (conversion of Convertible Debt 2)	848,232	848
Capital increase at December 19, 2019 (issuance of shares for cash)	118,260	118
Share capital, December 31, 2019	15,184,152	15,184
Capital increase at September 17, 2020 (issuance of shares for cash)	745,380	745
Capital increase at October 15, 2020 (issuance of shares for cash)	269,136	269
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 (for initial public offering)	3,000,000	3,000
Capital increase at November 9, 2021 (for follow-on offering)	3,942,856	3,943
Capital increase November 2021 (exercised warrants)	62,284	63
Share capital, December 31, 2021	23,203,808	23,204

The Company’s share capital consists of the following ordinary shares:

	December 31,
	2021	2020

	(USD in thousands)
Authorized, issued and fully paid
23,203,808 (2020: 16,198,668) ordinary shares of DKK 1 each (2020: ordinary shares of DKK 1 each)	$3,755	$2,648
	$3,755	$2,648

The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

Executive Management’s and Board of Director’s holding of shares

At December 31, the board of directors and executive management held the following shareholdings in the Company:

Number of ordinary shares owned	2021	2020	2019
Niels Iversen Møller	4,292,604	4,292,604	4,292,604
Andreas Holm Mattsson	4,163,832	4,163,832	4,163,832
Lars Aage Staal Wegner	182,124	182,124	182,124
Executive Management in total	8,638,560	8,638,560	8,638,560

Number of ordinary shares owned	2021	2020	2019
Roberto Prego	310,248	310,248	310,248
Thomas William Wylonis (former)	—	485,676	481,860
Marianne Søgaard	41,652	41,652	—
Steven Projan	27,288	27,288	11,736
Board of Directors in total	379,188	864,864	803,844

Note 20. Convertible Debt Instruments

During 2018, the Company issued two types of convertible debt instruments, (“Convertible Debt 1”) and one (“Convertible Debt 2”) for total proceeds of $8.0 million, of which $0.1 million was received from related parties, including members of the Board of Directors and Executive Management. The Company originally recorded both debt instruments at fair value as a financial liability and

EVAXION BIOTECH A/S

Notes to Financial Statements

subsequently remeasured the instruments with the change being presented on the statement of comprehensive income for the reporting period. In July 2019, both instruments were converted into ordinary shares as a result of a qualified capital increase triggering a conversion based on the terms of the agreements.

The following table summarizes the changes in the convertible debt instruments during the year ended December 31, 2019:

Convertible loans
(USD in thousands)
Carrying amount at December 31, 2018	$8,569
Amount received in 2019	152
Fair value adjustment included in finance expenses	1,183
Currency adjustment	(209)
Converted to equity during 2019	(9,695)
Carrying amount at December 31, 2019	$—

The main terms of Convertible Debt 1 were:

●	Term: 12 months from issuance;
●	Interest coupon 7.5 percent p.a. accruing over the term of the loan;
●	Loan currencies: $0.9 million is USD denominated and $1.0 million is denominated in DKK (DKK 7.1 million);
●	Lender conversion option if a capital increase in excess of DKK 9.8 million (or a qualified capital increase event) takes place before maturity. The conversion price is the share price obtained at the qualified capital increase event less a 20 percent discount;
●	Repayment in cash of principal + accrued interest at a premium of 50 percent if all shares of the Company are sold; and
●	Lender conversion option to a fixed number of shares if the loan has not been repaid or converted under the other settlement terms of the agreement.

The main terms of Convertible Debt 2 were:

●	Term: Expires on December 31, 2020;
●	Interest coupon 7.5 percent p.a. accruing over the term of the loan;
●	Loan currencies: $5.4 million is USD denominated and $0.7 million is denominated in DKK (DKK 5.0 million);
●	Mandatory conversion if a capital increase in excess of $10.0 million (qualified capital increase) takes place before maturity. The conversion price is the share price obtained less a 5 percent discount if the capital increase take place in 2018, 10 percent if it takes place in 2019 and 20 percent if it takes place in 2020;
●	Repayment in cash of principal + accrued interest at a premium of 50% if all shares of the Company are sold; and
●	Mandatory conversion at maturity with a conversion price of $160.41. 10 days before conversion, USD denominated loans will convert into DKK whereas the conversion price remains denominated in USD.

Convertible debt instruments were classified as financial liabilities until such time that the Company had an unconditional right to avoid settlement in cash and had no obligation to settle in a variable number of shares.

EVAXION BIOTECH A/S

Notes to Financial Statements

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

Both convertible debt instruments included a conversion feature resulting in settlement in a variable number of shares. Consequently, none of the instruments comprised an equity component. They included the following non-closely related embedded derivatives:

●	At maturity conversion options for Convertible Debt Instrument 1;
●	At maturity conversion provisions for Convertible Debt Instrument 2;
●	Early settlement mechanism on both issuances through delivery of a variable number of shares at a discounted price; and
●	Change of control prepayment provision.

Note 21. Related Party Transactions

	December 31,
	2021	2020	2019

	(USD in thousands)
The Company’s transactions with other related parties:
Transactions with related parties (expenses):
Accrued interest on convertible debt instruments issued to members of executive management and board of directors	$—	$—	$(4)
Balances with related parties at year-end (asset):
Prepaid rent and deposit for a leased property from a related party	$—	$7	$—
Balances with related parties at year-end (liabilities):
Convertible debt instruments issued to members of executive management and board of directors (nominal value plus accrued interest of 7.5%)	$—	$—	$—

The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these persons.

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2021, 2020 and 2019.

Note 22. Contractual Obligations

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

EVAXION BIOTECH A/S

Notes to Financial Statements

Contractual obligations

At December 31, 2021, the Company had the following contractual commitments which fall due as follows:

	December 31, 2021
	(USD in thousands)
	Contractual
	cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total
Purchase obligations	$72	$72	$—	$—	$—	$72
Total	$72	$72	$—	$—	$—	$72

The Company has purchase obligations of $72 thousand due to CRO’s and a nominal amount due system provider as of December 31, 2021.

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

Note 23. Provisions

The Company is required to restore the lease premises of its office and laboratory space in Hørsholm, Denmark to its original condition at the end of the lease term. A provision is recognized for the present value using a discount rate based on the Company’s risk adjusted incremental borrowing rate of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalized as part of the cost of leasehold improvements and are amortized over the lease term.

Changes in the provision balance during the year ended December 31, 2021 are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2021	$—
Provision recognized	161
Additions	—
Utilization of provision	—
Change in the provision	—
Currency adjustment	(8)
Carrying amount at December 31, 2021	$153

EVAXION BIOTECH A/S

Notes to Financial Statements

Note 24. Fees to auditors

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the Statement of Profit or Loss for the years ended December 31, 2021 and 2020. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

	December 31,
	2021	2020

	(USD in thousands)
Audit fees	$177	$308
Audit related fees	108	119
Other fees	328	253
Total fees	$613	$680

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

Note 25. Events After the Reporting Period

EIB Loan Drawdown

As of December 31, 2021, the Company initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022.

Executive Management Agreements

The Company entered into agreements to hire executives in its Chief Operating Officer and Chief Financial Officer roles subsequent to the date of this annual report. The Chief Operating Officer joined the Company on March 14, 2022 and the Chief Financial Officer is expected to join the Company in August 2022.

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. The Company relies on global networks of contract research organizations and clinical trial sites to enroll patients, Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Item 19.Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Incorporated by Reference Number	File Number	Provided Herewith
1.1	Articles of Association currenty in effect (including English translation)	6-K	3/23/2022	1.1	001-39950
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares	F-6	01/12/2021	1	333-252038
2.2	Form of Specimen American Depositary Receipt (included in Exhibit 2.1)
4.1	CAF®09b Supply, Patent Know How & Trademark License Agreement dated November 30, 2020, between Statens Serum Institut and Evaxion Biotech A/S	F-1	01/08/2021	10.1	333-251982
4.2	Finance Contract between European Investment Bank and Evaxion Biotech A/S dated August 6, 2020	F-1	01/08/2021	10.2	333-251982
4.3	Lease Agreement dated October 2, 2020 between Evaxion Biotech A/S and DTU Science Park A/S.	F-1	01/08/2021	10.3	333-251982
4.4	Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada) (Incorporate by Reference to Exhibit 99.2 to Form 6-K filed with the Commission on October 25, 2021)	6-K	10/25/2021	99.2	001-39950
8.1	List of Subsidiaries of the Registrant	F-1/A	11/03/2021	21.1	333-260493
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of EY Godkendt Revisionspartnerselskab					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

II-1

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

II-2

SIGNATURES

Evaxion Biotech A/S hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVAXION BIOTECH A/S
/s/ Lars Staal Wegner
Name:	Lars Staal Wegner
Title:	Chief Executive Officer
Date:	March 31, 2022

/s/ Niels Iversen Møller
Name:	Niels Iversen Møller
Title:	Interim Chief Financial Officer
Date:	March 31, 2022

II-3