Form 20-F
period 2022-12-31
Evaxion Biotech A/S
filed 2023-04-28
CIK 1828253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Per Göran Oskar Norlén

Chief Executive Officer

Evaxion Biotech A/S

Dr. Neergaards Vej 5f DK-2970 Hoersholm Denmark

Tel: +45 53 53 18 50

E-mail: pno@evaxion-biotech.com

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2022 was:

Title of each class	Number of Shares Outstanding at December 31, 2022
Ordinary share, nominal value DKK1 per share
(including shares underlying American Depository Shares)	24,139,413

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company (as defined in Rule 12b-2 of the Act).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our financial information is presented in our presentation currency, U.S. Dollar, or USD. Our parent Company’s functional currency is the Danish Krone, or DKK. Certain Danish Krone amounts in this annual report have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.9722 per $1.00, which was the official exchange rate of such currencies as of December 31, 2022 rounded to four decimal places, as reported by Danmarks Nationalbank.

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

Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rate applicable on December 31, 2022. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could actually have been purchased upon exchange of DKK at the dates indicated.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Evaxion and on information currently available to such management. While the management of Evaxion believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;
●	our and our collaborators’ ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States, Europe, Australia and other foreign countries;
●	adverse effects on our business condition and results for operation from the global COVID-19 pandemic, including the pace of global economic recovery from the pandemic;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

●	adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

Summary of Material Risks Associated with Our Business

The principal risks and uncertainties affecting our business include the following:

●	We are a clinical stage AI-immunology company with only two product candidates currently in clinical trials.
●	We have a limited operating history and no immunotherapy drug has been approved using our technology, and none may ever be approved.
●	We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future.
●	We will require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development activities or any other or all operations.
●	We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
●	We are substantially dependent on the success of product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.
●	Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.
●	Interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	Pharmaceutical product development is inherently uncertain, and there is no guarantee that any of our product candidates will receive marketing approval.
●	Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.
●	The global pandemic caused by COVID-19 and variants such as Delta, Omicron, and others, as well as the pace of global economic recovery from the pandemic, has affected our business and if the pandemic continues it could materially adversely impact our business, including delays in our clinical trials, supply chain operation, regulatory timelines and commercial activities.

●	The effects of the invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe, which could adversely affect our business and results of operations.
●	Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.
●	The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable United States, European and other international regulatory requirements.
●	Even if products derived from our product candidates receive regulatory approval, such products may not gain market acceptance and our future partners, if any, may not be able to effectively commercialize them.
●	If we are not successful in developing our product candidates and our future partners, if any, are not successful in commercializing any products derived from our product candidates, our ability to expand our business and achieve our strategic objectives will be impaired.
●	We rely on third-parties to manufacture preclinical, clinical and commercial supplies of our products, product candidates and their components. In addition, we rely on third-parties in the conduct of significant aspects of our pre-clinical studies and clinical trials, and we intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements and/or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.
●	Our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management and/or shipping, and or all of which could materially adversely affect our business operations.
●	Certain of our product candidates may be uniquely manufactured for each patient and we and/or our future partners may encounter difficulties in production, particularly with respect to the scaling of manufacturing capabilities.
●	If our and our future partners’, if any, efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
●	We may be involved in lawsuits to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property.

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

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

We are a clinical-stage biotechnology company with no pharmaceutical products approved for commercial sale. Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and we anticipate that we will continue to incur significant losses for the foreseeable future, which makes it difficult to assess our future viability. We have not generated significant revenue and may never be profitable.

We have incurred net losses in each year since our inception in 2008, including net losses of $23.2 million, $24.5 million, and $15.0 million for the years ended December 31, 2022, 2021, and 2020, respectively. As of December 31, 2022, we had accumulated deficit of $72.7 million.

We have devoted most of our financial resources to research and development, including our pre-clinical and clinical development activities and the development of our AI platform technologies, PIONEER, EDEN and RAVEN. To date, we have financed our operations primarily through the sale of equity securities, issuance of convertible debt instruments and through private and governmental grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, sales of assets, collaborations, including our out-licensing arrangements, if any, and grants. We believe that the cost and expense of most clinical testing, regulatory and marketing approval and commercialization of products for such disease indications are beyond the resources of all but the large biopharmaceutical and pharmaceutical companies. Therefore, we currently intend to develop our immunotherapies through pre-clinical or clinical proof of concept, or PoC, and then enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have not yet entered into any such partnership arrangements and may be unable to do so on economically viable terms, if at all. As a result, clinical trials, including late stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced under any such partnership arrangements and even if such trials are commenced in the near future, it will be several years, if ever, before we, or our partners, if any, have a product candidate ready for commercialization. Even if our future partners, if any, obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates receive such approval, upfront, milestone and any other payments we receive from our future partners, if any, and our future partners’, if any,’, ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. We may never achieve profitability.

Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and our partners’ ability to obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating substantial revenues in the near term from any of our commercialization partnerships we may establish.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. For the current year the primary cost drivers are:

●	continue our research or development of our programs in pre-clinical development;
●	continue to invest in our AI platforms to improve their predictive capabilities and identify novel therapies;
●	change or add to external manufacturing capacity or capability;
●	change or add more suppliers;
●	add more infrastructure to our quality control, quality assurance, legal, accounting, compliance and other groups to support our operations including our operation as a public company;
●	attract and retain skilled personnel;
●	make milestone or other payments under any in-license agreements; and
●	maintain, protect, defend, enforce and expand our intellectual property portfolio.

Our ability to generate future revenues from our potential commercialization partnerships depends heavily on our success in:

●	completing research and pre-clinical development, and successfully entering into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates for both our immuno-oncology and infectious disease product candidates to validate our AI platforms;
●	seeking, negotiating and obtaining agreements with future partners, if any, on favorable terms for the completion of clinical trials, and United States and non- United States marketing approvals and commercialization of our product candidates;
●	Our relationships with our third-party manufacturers in order to provide adequate (in amount and quality) products and services to support clinical development of our product candidates;

●	our future partners, if any, obtaining market acceptance of our product candidates as treatment options;
●	our future partners, if any, launching and commercializing our product candidates for which marketing approval and reimbursement have been obtained;
●	addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure;
●	maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and attracting, hiring and retaining qualified personnel.

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

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Form 20-F:

●	delays or failures in advancement of existing or future product candidates into pre-clinical studies or clinical trials;
●	failures in further development of our AI platforms;
●	the ability of our future partners, if any, to manufacture and successfully commercialize our product candidates;
●	our ability to manage our growth;
●	the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes conducted by us and/or our future partners, if any,;
●	our relationships, and any associated exclusivity terms, with partners;
●	our contractual or other obligations to provide resources to fund our product candidates;
●	our operations in a net loss position for the foreseeable future;
●	risks associated with the international aspects of our business outside of Denmark, including the conduct of clinical trials in multiple locations;
●	our and our partners’ consistent ability to have our products and product candidates manufactured by third parties;
●	our ability to develop programs to fit into a clinical work-flow and treatment regimen;
●	our ability to accurately report our financial results in a timely manner;
●	our dependence on, and the need to attract and retain, key management and other personnel;
●	our and our partners’ ability to obtain, protect, maintain, defend and enforce our intellectual property rights;
●	our and our partners’ ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;
●	potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;

●	our ability to obtain additional capital that may be necessary to expand our business;
●	our future partners, if any,’ ability to obtain additional capital that may be necessary to develop and commercialize products under any future collaboration agreements;
●	business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters;
●	the effects of climate change on our operations;
●	the effects of the continuing conflict between Russian and the Ukraine may have on our business and operations; and
●	our ability to use our net operating loss, or NOL, carryforwards to offset future taxable income.

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

In any particular period, our operating results could be below the expectations of securities analysts or investors, which could cause the market price of the ADSs to decline. While as a general matter we intend to periodically report on the status of our product candidate pipeline, including articulating anticipated next steps in the form of development plans or potential data readouts, we may not always be able to provide forward-looking guidance on the timing of those next steps. In addition, we do not control the timing of disclosures of any milestones related to any of our product candidates that are managed by our current or future partners, if any. Any disclosure by a partner of data that are perceived as negative, whether or not such data are related to other data that we or others release, may have a material adverse impact on the market price of the ADSs or our overall valuation. The market price of the ADSs may decline as a result of unexpected clinical trial results in one or more of our programs, including adverse safety events reported for any of our programs.

Our expenses could increase beyond our expectations if we are required by the FDA, the European Medicines Agency, or the EMA, the Australian Therapeutic Goods Administration, or the TGA, or other regulatory agencies to conduct additional clinical and other trials or make changes to our manufacturing or quality systems in addition to those that we currently anticipate. Even if we are able to generate revenues from our agreements with future partners, if any, we may not become profitable and may need to obtain additional funding to continue operations.

We have a history of losses and will require additional funding to support ongoing operational needs.

We have incurred recurring losses since inception. We expect to continue to incur significant expense related to the research, development and manufacturing of our product candidates and in connection with conducting clinical studies related thereto. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses for the foreseeable future.

We have not yet established a source of revenues sufficient to cover our operating costs, and as such, we have financed our operations through successive capital increases, collaboration and license agreements and receipt of research grants..

These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report. The failure to raise additional funding may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financings to continue operations. Any such financings may not be accessible on acceptable terms, if at all.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidates, or the commercialization of any product candidates that may receive regulatory approval.

The amount of NOLs and research and development credits and our ability to use the same to offset future taxable income may be subject to certain limitations and uncertainty.

In Denmark, we have unused tax loss carryforwards for corporate taxes, though we have not recognized deferred tax assets related to such loss carryforwards for IFRS reporting purposes. In general, NOL carryforwards in Denmark do not expire. They are, however, subject to review and possible adjustment by the Danish tax authorities. Furthermore, under current Danish tax laws, certain substantial changes in our ownership structure and business may further limit the amount of NOL carryforwards that can be used annually to offset future taxable income, if any. In addition, we may in the future have United States federal and state NOL carryforwards in the United States, and in other jurisdictions where we maintain a subsidiary.

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

We will need substantial additional financing to achieve our goals, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

As of December 31, 2022 we had $13.2 million in cash and cash equivalents. The net proceeds from our IPO completed in February 2021 was $25.3 million, based on the initial public offering price of $10.00 per ADS, after deducting underwriting discounts and commissions and offering expenses. The net proceeds from our follow-on offering completed in November 2021 was $24.9 million, based on the public offering price of $7.00 per ADS after deducting underwriting discounts and commissions and offering expenses.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of our IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. We received the proceeds from the drawdown of the first tranche of the EIB loan of €7.0 million on February 17, 2022. As of the date of this Form 20-F, we have not initiated a drawdown on any additional tranches of the EIB Loan and under the present business plans we do not expect to draw the remaining 2 tranches.

In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we may, from time to time and at our sole discretion, for a period of 36-months, direct Lincoln Park to purchase up to 4,649,250 of our ordinary shares represented by the ADSs, subject to the development in the share price. If the share price is between $0.50 and $4.00 the number of purchase shares is limited to 50,000. If the price is not below $4.00 the purchase share limit may be increased to 60,000 purchase shares and if the price is not below $6.00 the purchase shares limit may be increased to 70,000 purchase shares. Under the terms of the LPC Purchase Agreement, we may receive up to $40,000,000 in aggregate gross proceeds from any sales of our ordinary shares represented by sales of the ADSs that we make to Lincoln Park thereunder. In connection with the LPC Purchase Agreement, we issued 428,572 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement, or the Commitment Shares. As of the date of this Form 20-F, we have not directed Lincoln Park to purchase any additional ordinary shares represented by the ADSs and have not received any proceeds therefrom.

In October 2022, we initiated an at-the-market, or ATM, program with JonesTrading Institutional Services LLC, or JonesTrading, acting as sales agent, relating to the sale of up to $14,439,000 of the ADSs. As of the date of this Form 20-F with the SEC, we have raised gross proceeds of $4,692,650 from the sale of ADSs under this ATM program.

We expect that the net proceeds from our IPO, our follow-on offering, the net proceeds, if any, we may receive under the LPC Purchase Agreement, the net proceeds, we have received and may receive in the future under the ATM program and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures until the beginning of December 2023. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to achieve our goals.We will seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for our development activities.

Our future funding requirements, both near and long term, will depend on many factors, including, without limitation:

●	the initiation, progress, timing, costs, and results of pre-clinical or nonclinical studies and clinical trials for our product candidates;
●	the results of research and our other platform activities;
●	the clinical development plans we establish for our product candidates;
●	the terms of any agreements with our future partners, if any;
●	the number and characteristics of any technology that we develop or may in-license;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable regulatory authorities;
●	the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement,
●	misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
●	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
●	the cost and timing of completion and further expansion of clinical scale manufacturing activities by third parties sufficient to support all of our current and future programs.
●	the impact and duration of the COVID-19 pandemic and its effect on the global economy and our business;
●	the effects of climate change on the global economy and our business; and
●	the effects of the continued conflict between Russia and the Ukraine on the global economy and our business.

To date, we have financed our operations primarily through the sale of equity securities, issuance of convertible debt instruments and from private and governmental grants and we cannot be certain that additional funding will be available on favorable terms, or at all. Until we can generate sufficient upfront fees, milestone payments and royalty revenues from our agreements with future partners, if any, to finance our operations, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, sales of assets, out-licensing arrangements, and other product development arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all. Negative clinical trial data or setbacks, or perceived setbacks, in our programs or with respect to our technology could impair our ability to raise additional financing on favorable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that may adversely affect our securityholders’ rights.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through equity offerings, debt financings or other capital sources, including potentially grants, collaborations, licenses or other similar arrangements. To the extent that we raise additional capital through the sale of ADSs, ordinary shares or securities convertible or exchangeable into ordinary shares, our shareholders’ ownership interest will be diluted. In addition, we may enter into credit facilities from time to time, which may be secured, to fund certain of our operations. If we raise additional capital through debt financing, we would be subject to fixed payment obligations and may be subject to security interests in our assets and covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through sales of assets or other collaborations, or licensing arrangements with third parties, we may have to relinquish certain valuable rights to our product candidates, technologies, future revenue streams or research programs. As a result of our current financial position and current market conditions, we have required to seek future partners, if any, for one or more of our current or future product candidates at an earlier stage than might otherwise have been desirable and in connection therewith we may be required to relinquish our rights to product candidates or intellectual property that we might otherwise have sought to develop ourselves. If we are unable to raise additional capital in sufficient amounts, at the right time, on favorable terms, or at all, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates, or one or more of our other research and development initiatives. Any of the above events could significantly harm our business, financial condition, results of operations and prospects, cause the market price of the ADSs to decline, and negatively impact our ability to fund our operations.

Any additional financing that we could seek may not be available on favorable terms or at all. For example, as actual or anticipated changes in interest rates and economic inflation and the impact of climate change and the Russian/Ukraine conflict, the global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly or more dilutive. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our future plans and our ability to execute our strategy could be adversely affected, which in turn could have a material adverse effect on our business, results of operations, cash flows, financial condition and/or prospects.

We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.

As of December 31, 2022, we had 60 full-time equivalent employees and, in connection with the growth and advancement of our pipeline and becoming a public company, we expect to increase the number of employees and the scope of our operations. To manage our anticipated development and expansion, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

As a growing biotechnology company, we are actively pursuing drug classes, platforms and product candidates in many therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires significant human capital resources with a depth of talent, and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the expansion of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

In addition, the physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development and expansion, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and develop our product candidate will depend in part on our ability to effectively manage the future development and expansion of our company.

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

In connection with the preparation of our financial statements for the year ended December 31, 2022, we continued to be in the process of designing and implementing controls to monitor and provide oversight over the design and operating effectiveness of internal control over financial reporting in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. We determined that management failed to implement certain components of the COSO framework, including elements of the control environment, information and communication, control activities and monitoring of control activities. Therefore, we have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2022, which constitutes a material weakness.

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

Additionally, in the years ended December 31, 2021 and 2020, we had identified a material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2022. The unremediated material weakness identified relates to the lack of accounting and supervisory personnel that possess an appropriate level of technical accounting experience and training, and their lack of supervision over third party service providers in areas such as books and records, financial controlling, and financial statements preparation.

To remediate this previously identified material weakness, we retained an advisory firm to provide additional depth and breadth to our technical accounting and financial reporting capabilities and are taking steps such as the hiring of additional finance staff. Also, during 2021, we hired four additional accounting personnel with financial statement closing experience and technical IFRS knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC. In 2022 external advisors were engaged and processes and control procedures were documented and implementation of systems for monitoring and documenting control performance were initiated. A new Chief Financial Officer with considerable public company experience was hired, but the loss of key employees delayed the remediation plans for 2022. Substitutions have been hired effective from Q2 2023.

While we have implemented and intend to continue implementing our plans to remediate these material weaknesses, we cannot predict the success of such plans or if they will result in remediation of these material weaknesses or that additional material weaknesses will not be identified in the future. If we are unable to remediate these material weaknesses or if we experience additional material weaknesses in the future or otherwise continue to fail in maintaining an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations. Our investors may lose confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could be adversely affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter, and insurance coverage is becoming increasingly expensive. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If our future partners, if any, obtain marketing approval for any product candidates that we or our future partners, if any, may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts, if at all. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our future partners, if any, may develop. We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board, our board committees or our management team.

Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.

While a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

Risks Related to our Business and Industry

Our AI approach to the discovery of product candidates is novel and unproven, and we do not know whether we or our future partners, if any, will be able to develop any products of commercial value. If we or our future partners, if any, are unable to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are leveraging our PIONEER, EDEN, RAVEN AI and ObsERV™, platform technologies to create a pipeline of cancer immunotherapies and bacterial and viral infectious disease product candidates for patients whose diseases have not been adequately addressed to date by other approaches, and, together with our partners, if any, to design and conduct efficient clinical trials with a potentially greater likelihood of success. We may also out-license identified targets or product candidates earlier in the development process. While we believe that applying our AI platform technologies to create medicines for defined patient populations may potentially enable drug discovery research that is more efficient than conventional drug research, our approach is both novel and unproven and, therefore, the cost and time needed to develop our product candidates either by us or our future partners, if any, is difficult to predict. Our efforts may not result in the discovery and development of commercially viable medicines. We may also be incorrect about the effects of our product candidates on the diseases of our targeted patient populations, which may limit the utility of our approach or the perception of the utility of our approach. Furthermore, our defined patient populations available for study and treatment may be lower than expected, which could adversely affect our, or our partners, ability to conduct clinical trials and may also adversely affect the size of any market for medicines we, or our partners, may successfully commercialize. Our approach may not result in clinical effect, time savings, higher success rates or reduced costs as we expect and, if not, we may not attract future partners, if any, or develop new drug candidates as quickly or cost effectively as expected and therefore our future partners, if any, may not be able to commercialize our approach as originally expected.

Our AI approach may fail to help us discover and develop additional product candidates, which could materially harm our business, financial condition, results of operations and prospects.

Any drug discovery that we are conducting using our AI platform technologies may not be successful in identifying compounds that have commercial value or therapeutic utility. Our AI platform technologies may initially show promise in identifying potential product candidates, yet fail to yield viable product candidates for clinical development or commercialization for a number of reasons, including:

●	we may not be successful in our efforts to identify new product candidates. If we are unable to identify suitable additional compounds for pre-clinical and clinical development, our ability to develop product candidates and generate revenue in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the market price of the ADSs;
●	compounds found through our AI platform technologies may not demonstrate efficacy, safety or tolerability;
●	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance;
●	competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive;
●	a product candidate may not be capable of being manufactured at an acceptable cost and speed; or
●	we may not be able to scale up manufacturing of personalized therapies to a commercial scale.

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

Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any, which could materially harm our business, financial condition, results of operations and prospects.

As with most biological and vaccine products, use of our product candidates could be associated with side effects or adverse events which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. The potential for adverse events is especially acute in the oncology setting, where patients may have advanced disease, have compromised immune and other systems and be receiving numerous other therapies. Undesirable side effects or unacceptable toxicities caused by our product candidates could cause us, our future partners, if any, or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the TGA or comparable regulatory authorities. Results of clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects.

If unacceptable side effects arise in the development of our product candidates, we, our future partners, if any, the FDA, the EMA, the TGA, competent authorities of the European Union member states, ethics committees, the institutional review boards, or IRBs, at the institutions in which clinical trials of our product candidates are conducted, or a Data Safety Monitoring Board, or DSMB, could suspend or terminate our clinical trials. The FDA, the EMA, the TGA or comparable regulatory authorities could also order us or our future partners, if any, to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete any of our or our partners’ clinical trials or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect that we or our future partners, if any, may have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may materially harm our business, financial condition, results of operations and prospects.

Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our and our partners’ ability to obtain regulatory approval and commercialize our product candidates.

In our ongoing and planned clinical trials, we have contracted with and are expected to continue to contract with academic medical centers and hospitals experienced in the assessment and management of toxicities arising during clinical trials. Nonetheless, these centers and hospitals may have difficulty observing patients and treating toxicities, which may be more challenging due to personnel changes, inexperience, shift changes, house staff coverage or related issues. This could lead to more severe or prolonged toxicities or even patient deaths, which could result in us, our future partners, if any, or the FDA, EMA, TGA or other comparable regulatory authority delaying, suspending or terminating one or more of our clinical trials, and which could jeopardize regulatory approval. We also expect the centers using our product candidates, if approved, on a commercial basis could have similar difficulty in managing adverse events. Medicines used at centers to help manage adverse side effects of our product candidates may not adequately control the side effects and may have a detrimental impact on the treatment. Use of these medicines may increase with new physicians and centers administering our product candidates.

In addition, even if our future partners, if any, successfully advance one or more of our product candidates into and through late stage clinical trials, such trials will likely only include a limited number of subjects and limited duration of exposure to our product candidates. As a result, we cannot be assured that adverse effects of our product candidates will not be discovered when a significantly larger number of patients are exposed to the product candidate. Further, any clinical trials may not be sufficient to determine the effect and safety consequences of taking our product candidates over a multi-year period.

If any of our product candidates were to receive marketing approval and we, our future partners, if any, or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw their approval of products derived from one or more of our product candidates;
●	our future partners, if any, may be required to recall products derived from one or more of our product candidates or change the way such products are administered to patients;
●	additional restrictions may be imposed on the marketing of the products derived from one or more of our product candidates or the manufacturing processes for such products or any component thereof;
●	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
●	our future partners, if any, may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;
●	we or our future partners, if any, could be sued and held liable for harm caused to patients;
●	the products derived from one or more of our product candidates may become less competitive; and
●	our reputation may suffer.

Any of the foregoing events could prevent our future partners, if any, from achieving or maintaining market acceptance of the particular product candidate, even if approved, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our product candidates generally prove to be unsafe, our AI platform technologies and product pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Pre-clinical development, including the timeline from target identification to clinical development, is uncertain. Our pre-clinical programs may experience delays or may never advance to clinical trials, which would adversely affect our partners’ ability to obtain regulatory approvals or commercialize these programs on a timely basis or at all and would have an adverse effect on our business, financial condition, results of operations and prospects.

A portion of our product pipeline is in pre-clinical development and these programs could be delayed or not advanced into the clinic. In addition, due to our current financial position and adverse market conditions for raising additional capital, we intend to out-license certain targets we may identify and certain of our pre-clinical programs to future partners, if any, earlier than we might have otherwise sought to develop on our own. We may not be able to enter into any such out-licensing arrangements for such current targets and as a result, we may not be able to further develop such targets or product candidates in a timely fashion or at all. In addition, we may not be able to identify any new targets and even if we do, we may not be able to enter into any such out-licensing arrangements for such new targets and as a result, we may not be able to further develop such new targets or product candidates in a timely fashion or at all. Before we or our future partners, if any, can initiate clinical trials for product candidates, we or our future partners, if any, must complete extensive pre-clinical studies, including IND-enabling Good Laboratory Practice toxicology testing that supports our planned INDs in the United States or similar applications in the EMA, the TGA and other jurisdictions. We, or our future partners, if any, must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing or other equivalent regulatory filing. CMC activities for a new category of medicines require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, issues have occurred in the past as we attempted to scale up our manufacturing and these issues may occur in the future. In addition, we, or our future partners, if any, may have difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our pre-clinical or clinical product candidates. If we, or our future partners, if any, are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of pre-clinical studies or clinical trials of such product candidates. For example, we, and our future partners, if any, cannot be certain of the timely completion or outcome of our pre-clinical testing and studies and cannot predict if the FDA, the EMA, the TGA or other regulatory authorities will accept the results of our, or our future partners, if any, pre-clinical testing or our proposed clinical programs or if the outcome of our pre-clinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we or our future partners, if any, will be able to submit INDs or similar applications for our or their pre-clinical programs on the expected timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Additionally, while we have demonstrated our ability to move from target identification to clinical development within as little as 18 months with our EVX-02 product candidate, which is now in Phase 1/2a trial, no assurance can be given that we or our future partners, if any, will be able to do the same with other product candidates in various phases of clinical development and trials in the future.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and delays can occur for a variety of reasons outside of our or our future partners, if any, control. Clinical trials of our product candidates may be delayed, and certain programs may never advance in the clinic or may be more costly to conduct than we anticipate, any of which can affect our ability to fund our company and would have a material adverse impact on our business, financial condition, results of operations and prospects.

Clinical testing is expensive and complex and can take many years to complete. Its outcome is inherently uncertain. We and our future partners, if any, may not be able to initiate, may experience delays in, or may have to discontinue clinical trials for our product candidates. We and our future partners, if any, also may experience numerous unforeseen events during, or as a result of, any clinical trials that we or our future partners, if any, conduct that could delay or prevent us or our future partners, if any, from successfully developing our product candidates, including:

●	the FDA, EMA, the TGA, other regulators, IRBs DSMBs, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site for any number of reasons, including concerns regarding safety and aspects of the clinical trial design;
●	we or our future partners, if any, may experience delays in reaching, or fail to reach, agreement on favorable terms with prospective trial sites and prospective contract research organizations, or CROs, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
●	we have optimized in the past and may in the future optimize our manufacturing processes, including through changes to the scale and site of manufacturing, which may lead to additional studies;

●	potentially significant changes in our or our future partners’, if any, clinical trial designs, requiring additional cost and time, and, as a consequence, lead to a delay in plans for progressing one or more product candidates;
●	the outcome of our pre-clinical studies and our early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results;
●	we and our future partners, if any, may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful;
●	in an effort to optimize product features, we or our future partners, if any, may continue to make changes to our product candidates after we or our future partners, if any, commence clinical trials of a product candidate which may require us or our future partners, if any, to repeat earlier stages of clinical testing or delay later-stage testing of the product candidate;
●	clinical trials of any of our product candidates may fail to show safety or efficacy, or may produce negative or inconclusive results, and we or our future partners, if any, may decide, or regulators may require us or our future partners, if any, to conduct additional nonclinical studies or clinical trials, or we or our future partners, if any, may decide to abandon product development programs;
●	differences in trial design between early-stage clinical trials and later-stage clinical trials may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials;
●	pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many product candidates believed to have performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain marketing approval;
●	our product candidates may have undesirable side effects or other unexpected characteristics. One or more of such effects or events could cause regulators to impose a clinical hold on the applicable trial, or cause us, our investigators, our future partners, if any, IRBs or ethics committees to suspend or terminate the trial of that product candidate or any other of our product candidates for which a clinical trial may be ongoing;
●	the number of trial participants required for clinical trials of any product candidates may be larger than we or our future partners, if any, may anticipate, identification of trial participants for such trials may be limited, enrollment in these clinical trials may be slower than we or our future partners, if any, anticipate due to perceived adverse effects, limited patient populations, competitive trials or other reasons, or participants may withdraw from clinical trials or fail to return for post-treatment follow-up at a higher rate than we or our future partners, if any, anticipate;
●	our third-party contractors and our future partners, if any, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or withdraw from the trial, which may require that we add new clinical trial sites;
●	regulators may elect to impose a clinical hold, or we, our investigators, our future partners, if any, IRBs or ethics committees may elect to suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to an unacceptable benefit-risk ratio;
●	the cost of pre-clinical or nonclinical testing and studies and clinical trials of any product candidates may be greater than we or our future partners, if any, anticipate;
●	the supply or quality of our product candidates or other materials necessary to conduct clinical trials may be insufficient or inadequate;
●	safety or efficacy concerns regarding our product candidates may result from any concerns arising from nonclinical or clinical testing of other therapies targeting a similar disease state or other therapies that are perceived as similar to ours; and
●	the FDA, the EMA, the TGA or other regulatory authorities may require us or our future partners, if any, to submit additional data, such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

In addition, the regulatory agencies may conduct inspections of clinical trial sites. Any findings by regulatory agencies and failure to comply with requirements may lead to delay in development, approval and failure to commercialize the potential product candidate.

We could also encounter delays if a clinical trial is suspended or terminated by us, our future partners, if any, the FDA, the EMA, the TGA or other regulatory authorities, ethics committees, or the IRBs of the institutions in which such trials are being conducted, or if such trial is recommended for suspension or termination by the DSMB. We may in the future be delayed in gaining clearance from the FDA, the EMA, the TGA or other regulators to initiate clinical trials through, among other things, the imposition of a clinical hold in order to address comments from such regulators on our or our future partners’, if any, clinical trial design or other elements of our or our future partners’, if any, clinical trials. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols; inspection of the clinical trial operations or trial site by the FDA, the EMA, the TGA or other regulatory authorities resulting in the imposition of a clinical hold; unforeseen safety issues or adverse side effects; failure to demonstrate a benefit, or adequate benefit-risk ratio, from using a product candidate; failure to establish or achieve clinically meaningful trial endpoints; changes in governmental regulations or administrative actions; or lack of adequate funding to continue the clinical trial. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. We or our future partners, if any, could also experience delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. We and our future partners, if any, must also complete extensive work on CMC activities that require extensive manufacturing processes and analytical development, which are uncertain and lengthy.

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

Significant pre-clinical or nonclinical testing and studies or clinical trial delays for our product candidates also could allow our competitors to bring products to market before our future partners, if any, do, potentially impairing our future partners, if any, ‘ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in the development of our product candidates may materially harm our business, financial condition, results of operations and prospects.

If we or our future partners, if any, encounter difficulties enrolling participants in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected. If we or our future partners, if any, are unable to advance our product candidates in clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business, financial condition, results of operations and prospects will be materially harmed.

We and our future partners, if any, depend on enrollment of participants in the clinical trials for our product candidates. In the past, we and our future partners, if any, have found, and we or our future partners, if any, may in the future find, it difficult to enroll participants in clinical trials, which could delay or prevent clinical trials of our product candidates. Identifying and qualifying participants to participate in clinical trials of our product candidates is critical to our and our future partners’, if any, success. The timing of our and our future partners, if any, clinical trials depends on the speed at which we and our future partners, if any, can recruit trial participants to participate in testing our product candidates. Delays in enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our and our future partners’, if any, ability to advance the development of our product candidates. If trial participants are unwilling to participate in our or our future partners’, if any, studies because of negative publicity from adverse events in the clinical trials or other clinical trials of similar product candidates, or those related to a specific therapeutic area, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting trial participants, conducting studies, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in advancing our product development, delays in testing the effectiveness of our product candidates, or termination of the clinical studies altogether.

We and our future partners, if any, may not be able to identify, recruit and enroll a sufficient number of trial participants, or those with required or desired characteristics to achieve diversity in a study, to complete clinical trials of our product candidates in a timely manner. Patient and subject enrollment is affected by factors including:

●	severity of the disease under investigation;
●	complexity and design of the study protocol;
●	size of the patient population;
●	eligibility criteria for the study in question;
●	proximity and availability of clinical trial sites for prospective trial participants;
●	availability of competing therapies and clinical trials, including between our own clinical trials;
●	efforts to facilitate timely enrollment in clinical trials;
●	patient referral practices of physicians;
●	ability to monitor trial participants adequately during and after treatment;
●	ability to recruit clinical trial investigators with the appropriate competencies and experience;
●	clinicians’ and trial participants’ perceptions of the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications we are investigating;
●	our and our future partners’, if any, ability to obtain and maintain participant informed consent; and
●	the risk that participants enrolled in clinical trials will not complete a clinical trial.

In addition, our and our future partners’, if any, clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of trial participants available to us and our future partners, if any, because some trial participants who might have opted to enroll in our or our future partners’, if any, clinical trials may instead opt to enroll in a trial being conducted by a third party. Since the number of qualified clinical investigators is limited, we and our future partners, if any, will likely conduct some of our or our future partners’, if any, clinical trials at the same clinical trial sites that some of our and our future partners’, if any, competitors use, which will reduce the number of trial participants who are available for our clinical trials at such clinical trial sites. Moreover, because in some cases our product candidates represent a departure from more traditional methods for disease treatment and prevention, potential trial participants and their doctors may be inclined to use conventional therapies or other new therapies rather than enroll trial participants in any future clinical trial involving personalized product candidates. Additionally, if new product candidates, such as gene editing therapies, show encouraging results, potential trial participants and their doctors may be inclined to enroll trial participants in clinical trials using those product candidates. If such new product candidates show discouraging results or other adverse safety indications, potential trial participants and their doctors may be less inclined to enroll trial participants in our or our future partners’, if any, clinical trials.

A variety of risks associated with conducting research and clinical trials in the United States and other countries outside of Denmark and marketing our product candidates, if approved, by our future partners, if any, internationally could materially harm our business, financial condition, results of operations and prospects.

While we anticipate clinical trials of EVX-01 will take place globally, such trials are currently being conducted only in Australia. However, we expect that such clinical trials will begin in Europe in the near future with trials to start in the United States shortly thereafter. We anticipate that commercialization of our product candidates, if approved, will take place globally. Accordingly, we expect that we and our future partners, if any, will be subject to additional risks related to operating in multiple countries, including:

●	differing regulatory requirements in such countries;
●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
●	increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in various countries and shipping the product candidate to patients in other countries;
●	import and export requirements and restrictions;
●	economic weakness, including inflation, or political instability in particular economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling in other countries;
●	taxes, including withholding of payroll taxes;
●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
●	difficulties staffing and managing operations outside of Denmark;
●	workforce uncertainty in countries where labor unrest is more common;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
●	potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in Denmark, Australia and other jurisdictions;
●	challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as do Denmark and the United States;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries; and
●	business interruptions resulting from geopolitical actions, including war and terrorism, such as the recent invasion of Ukraine by Russia and the resulting armed conflict, as well as those resulting from climate change, natural disasters, cybersecurity attacks, and pandemics such as COVID-19 and variants such as Delta, Omicron and others.

These and other risks associated with our international operations and our collaborations with our future partners, if any, may materially adversely affect our ability to attain or maintain profitable operations.

Interim top-line and preliminary data from studies or trials that we and/or our future partners, if any, announce or publish from time to time may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data. Adverse differences between preliminary or interim data and final data could materially harm our business, financial condition, results of operations and prospects.

From time to time, we and/or our future partners, if any, may publish interim top-line or preliminary data from pre-clinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We and/or our future partners, if any, may also make assumptions, estimations, calculations and conclusions as part of the analyses of data, and we and/or our future partners, if any, may not have received or had the opportunity to fully evaluate all data. As a result, the top-line results that we and/or our future partners, if any, report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Additionally, interim data from clinical trials that we and/or our future partners, if any, may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could materially harm our business prospects.

Further, others, including the FDA, the EMA, the TGA and other regulatory agencies, may not accept or agree with our and/or our future partners’, if any, assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we and/or our future partners, if any, choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure. Any information we and/or our future partners, if any, determine not to disclose may ultimately be deemed significant by you or others with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the top-line data that we and/or our future partners, if any, report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, product candidates may be harmed, which could significantly harm our business prospects.

Results of pre-clinical studies and clinical trials of our product candidates may not be predictive of future trial results.

Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in clinical trials, even after positive results in earlier pre-clinical studies or clinical trials. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. Notwithstanding any potential promising results in earlier studies and trials, we and/or our future partners, if any, cannot be certain that we and/or our future partners, if any, will not face similar setbacks. Even if our or our partners’ clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates. In addition, the results of our pre-clinical studies may not be predictive of the results of outcomes in human clinical trials. For example, our current product candidates and any future product candidates may demonstrate different chemical, biological and pharmacological properties in patients than they do in pre-clinical studies or may interact with human biological systems in unforeseen or harmful ways. Product candidates in later stages of clinical trials may fail to show the desired pharmacological properties or safety and efficacy traits despite having progressed through pre-clinical studies and initial clinical trials. Even if we and/or our future partners, if any, are able to initiate and complete clinical trials, the results may not be sufficient to obtain regulatory approval for our product candidates.

Our current and/or planned clinical trials or those of our future partners, if any, may reveal significant adverse events not seen in our pre-clinical or nonclinical studies and may result in a safety profile that could delay or terminate clinical trials, or delay or prevent regulatory approval or market acceptance of any of our product candidates.

There is typically an extremely high rate of attrition for product candidates across all categories of medicines proceeding through clinical trials. These product candidates may fail to show the desired safety and efficacy profile in later stages of clinical trials despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our current or future clinical trials will ultimately be successful or support further clinical development of any of our product candidates.

Some of our product candidates may need to be co-administered with other developmental therapies or approved medicines. Such combinations may have additional side effects, which may be difficult to predict in future clinical trials.

If significant adverse events or other side effects are observed in any of our and/or our future partners’, if any, current or future clinical trials, we and/or our future partners, if any, may have difficulty recruiting trial participants to any of our and/or our partners’ clinical trials, trial participants may withdraw from trials, or we and/or our future partners, if any, may be required to abandon the trials or our development efforts of one or more product candidates altogether. We, and/or our future partners, if any, the FDA, the EMA, the TGA or other applicable regulatory authorities, ethics committees or an IRB may impose a clinical hold on, or suspend or terminate, clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, an unfavorable benefit-risk ratio may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition, results of operations and prospects.

We and/or our future partners, if any, may not be able to develop or obtain approval for companion diagnostics required for commercialization of some of our product candidates.

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

For our personalized immunotherapy candidates, the FDA and similar regulatory authorities outside of the United States such as the EMA or the TGA, may require the development and regulatory approval of a companion diagnostic assay as a condition to approval. The FDA may require PMA supplemental approvals for use of that same companion diagnostic as a condition of approval of additional individualized therapeutic candidates. We do not have experience or capabilities in developing or commercializing companion diagnostics and plan to, if required, rely in large part on third parties to perform these functions. Companion diagnostic assays are subject to regulation by the FDA and other comparable regulatory authorities in other jurisdictions as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with our therapeutic candidates. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostic assays for use with our therapeutic candidates, or are unable to obtain regulatory approval or experience delays in either development or obtaining regulatory approval, we and/or our future partners, if any, may be unable to identify patients with the specific profile targeted by our product candidates for enrollment in our clinical trials. Accordingly, further investment may be required to further develop or obtain the required regulatory approval for the relevant companion diagnostic assay, which would delay or substantially impact our ability to conduct additional clinical trials or obtain regulatory approval.

The FDA, EMA, TGA or other regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results.

There may not be pharmacologic therapies approved to treat the underlying causes of many diseases that we and/or our future partners, if any, may address in the future. For instance, we and/or our future partners, if any, may apply our technology to develop therapeutics in indications for which no or few clinical trials have been attempted. As a result, any future design and conduct of clinical trials of product candidates for the treatment of certain diseases may take longer, cost more, or be less effective as part of the novelty of development in these diseases. Even if we decide to conduct clinical trials and the FDA does find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoint to a degree of statistical significance in any pivotal or other clinical trials we and/or our future partners, if any, may conduct for our programs. Further, even if we and/or our future partners, if any, do achieve the pre-specified criteria, our and/or our future partners’, if any, clinical trials may produce results that are unpredictable or inconsistent with the results of the more traditional efficacy endpoints in the trial. The FDA also could give overriding weight to other efficacy endpoints over a primary endpoint, even if we and/or our future partners, if any, achieve statistically significant results on that endpoint, if we and/or our future partners, if any, do not do so on the secondary efficacy endpoints. The FDA also weighs the benefits of a product against its risks and the FDA may view the efficacy results in the context of safety as not being supportive of licensure. Other regulatory authorities in Europe, Australia and other countries may make similar findings with respect to these endpoints.

The FDA, EMA, TGA or other comparable regulatory authorities may disagree with our and/or our future partners’, if any, regulatory plan and we and/or our future partners, if any, may fail to obtain regulatory approval of our product candidates.

If the results of our and/or our future partners’, if any, clinical trials are sufficiently compelling, we and/or our future partners, if any, intend to discuss with the FDA, the EMA, the TGA or other regulatory authorities, submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere, an European Union marketing authorization, an Australian marketing authorization or other regulatory authorization for our product candidates. However, we and/or our future partners, if any, do not have any agreement or guidance from the FDA that our and/or our future partners’, if any, regulatory development plans will be sufficient for submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere for any of our product candidates. The FDA, EMA, TGA or other regulatory agencies may grant accelerated approval for our product candidates and, as a condition for accelerated approval, the FDA, EMA, TGA or other regulatory agencies may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA, EMA, TGA or other regulatory agencies that are more accelerated than those available for regular approvals. In addition, the standard of care may change with the approval of new products in the same indications that we are studying. This may result in the FDA, EMA, TGA or other regulatory agencies requesting additional studies to show that our product candidate is superior to the new products.

Our and/or our future partners’, if any, clinical trial results may also not support approval. In addition, our product candidates could fail to receive regulatory approval for many reasons, including the following:

●	the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with the design or implementation of our clinical trials;
●	we and/or our future partners, if any, may be unable to demonstrate to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;
●	the results of clinical trials may not meet the level of statistical significance required by the FDA, the EMA, the TGA or comparable regulatory authorities for approval, including due to the heterogeneity of patient populations;
●	we and/or our future partners, if any, may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;
●	the FDA, the EMA, the TGA or comparable regulatory authorities may disagree with our and/or our future partners’, if any, interpretation of data from pre-clinical studies or clinical trials;

●	the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, the EMA, the TGA or comparable regulatory authorities to support the submission of a BLA, EMAA, AMAA or other comparable submissions or to obtain regulatory approval in the United States or elsewhere;
●	the FDA, the EMA, the TGA or comparable regulatory authorities will inspect our third-party manufacturers’ and/or our future partners’, if any, manufacturing facilities and may not approve such facilities; and
●	the approval policies or regulations of the FDA, the EMA, the TGA or comparable regulatory authorities may significantly change in a manner rendering our or our future partners’, if any, clinical data insufficient for approval.

We and/or our future partners, if any, may not be able to file INDs with the FDA, clinical trial applications with the competent authorities of European Union member states, clinical trial applications with the competent authorities in Australia or similar applications with other comparable regulatory authorities to commence additional clinical trials on the timelines we and/or our future partners, if any, expect, and even if we and/or our future partners, if any, are able to, one or more of these regulatory authorities may not permit us or our future partners, if any, to proceed.

The timing of filing on our product candidates is dependent on further pre-clinical, clinical and manufacturing success. We and/or our future partners, if any, cannot be sure that filing of an IND or IND amendment with the FDA, a clinical trial application with the competent authorities of European Union member states, a clinical trial application with the competent authorities in Australia or similar application with other comparable regulatory authorities will result in the FDA, the competent authorities of European Union member states, the competent authorities in Australia or any comparable regulatory authority allowing testing and clinical trials to begin, or that, once begun, issues will not arise that result in the suspension or termination of such clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, clinical trial application or similar applications, no assurance can be given that such regulatory authorities will not change their requirements in the future.

We and/or our future partners, if any, may seek orphan drug designation for some or all of our product candidates across various indications, but we and/or our future partners, if any, may be unable to obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our revenue, if any, to be reduced.

We and/or our future partners, if any, may seek for orphan drug designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available for our product candidates. In the United States, under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic intended to treat a rare disease or condition, which is defined as one occurring in a patient population of fewer than 200,000 in the United States, or a patient population of 200,000 or greater in the United States where there is no reasonable expectation that the cost of developing the drug or biologic will be recovered from sales in the United States. In the United States, orphan drug designation entitles a party to financial incentives, such as opportunities for grant funding toward clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full new drug application, or NDA, or a BLA, to market the same drug or biologic for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or where the original manufacturer is unable to assure sufficient product quantity. Similar rules apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products.

In addition, exclusive marketing rights in the United States may be limited if we seek approval for an indication broader than the orphan-designated indication or may be lost if the FDA later determines that the request for designation was materially defective. Further, even if we and/or our future partners, if any, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties may receive and be approved for the same condition, and only the first applicant to receive approval will receive the benefits of marketing exclusivity. Even after an orphan-designated product is approved, the FDA can subsequently approve a later drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior if it is shown to be safer, more effective, or makes a major contribution to patient care. Similar considerations apply in the European Union and Australia with respect to drugs or biologics designated as orphan medicinal products. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process. In addition, while we and/or our future partners, if any, may seek orphan drug designation for our product candidates, we may never receive such designations.

We and/or our future partners, if any, may seek breakthrough therapy or fast-track designation for one or more of our product candidates, but we and/or our future partners, if any, may not receive such designations. Even if we and/or our future partners, if any, do receive such designations, it may not lead to a faster development or regulatory review or approval process, and it may not increase the likelihood that such product candidates will receive marketing approval.

We and/or our future partners, if any, may seek a breakthrough therapy designation in the United States and other jurisdictions, such as the European Union, where a similar designation may be available, for one or more of our product candidates. In the United States, a breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA are also eligible for priority review if supported by clinical data at the time of the submission of the BLA.

Designation as a breakthrough therapy is at the discretion of the FDA. Accordingly, even if we and/or our future partners, if any, believe that one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a drug may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and it would not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product candidate no longer meets the conditions for qualification, or it may decide that the time period for FDA review or approval will not be shortened.

We and/or our future partners, if any, may also seek Fast Track Designation in the United States and/or a Conditional Market Authorization, or CMA, in the European Union for some of our product candidates. If a therapy is intended for the treatment of a serious or life-threatening condition and the therapy demonstrates the potential to address significant unmet medical needs for this condition, the drug sponsor may apply for Fast Track Designation. The FDA has broad discretion whether or not to grant this designation, and even if we and/or our future partners, if any, believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. In January 2023, we received Fast Track Designation for our EVX-01 product candidate, to be used in combination with pembrolizumab (KEYTRUDA) for the treatment of patients with unresectable metastatic melanoma to improve progression free survival. Even though we have received this Fast Track Designation and even if we receive Fast Track Designation, for any of our other product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We expect some of the product candidates we develop will be regulated as biologics in the United States and elsewhere and therefore they may be subject to competition from biosimilars approved through an abbreviated regulatory pathway sooner than expected.

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

We and/or our future partners, if any, may be unable to obtain regulatory approval for our product candidates under applicable international regulatory requirements. The denial or delay of such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, which could materially harm our business, financial condition, results of operations and prospects.

Approval by the FDA in the United States, if obtained, does not ensure approval by regulatory authorities in other countries or jurisdictions. In order to eventually market any of our product candidates in any other jurisdiction, we and/or our future partners, if any, must establish and comply with numerous and varying regulatory requirements on a jurisdiction-by-jurisdiction basis regarding safety and efficacy. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods.

Seeking regulatory approval in other jurisdictions could result in difficulties and costs for us and require additional pre-clinical studies or clinical trials which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. The European Union, Australia and other jurisdictions’ regulatory approval processes involve all of the risks associated with FDA approval. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we and/or our future partners, if any, fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be unrealized.

Even if we and/or our future partners, if any, receive regulatory approval of our product candidates, we and/or our future partners, if any, will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. We may be subject to penalties if we and/or our future partners, if any, fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Even if we and/or our future partners, if any, obtain regulatory approval in a jurisdiction, the applicable regulatory authority may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

If we and/or our future partners, if any, fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

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

If any of our product candidates cause undesirable side effects, it could delay or prevent their regulatory approval, limit the commercial potential, or result in significant negative consequences following any potential marketing approval. Product candidates we and/or our future partners, if any, may develop may be associated with an adverse immune response or other serious adverse events, undesirable side effects or unexpected characteristics. In addition to serious adverse events or side effects caused by any of our product candidates, the administration process or related procedures also can cause undesirable side effects. If any such events occur, the clinical trials of any of our product candidates could be suspended or terminated.

If in the future, we and/or our future partners, if any, are unable to demonstrate that such adverse events were caused by factors other than our product candidates, the FDA, the EMA, the TGA or other regulatory authorities could order us to cease further development of, or deny approval of, any of our product candidates for any or all targeted indications. Even if we and/or our future partners, if any, are able to demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled trial participants to complete the trial. Moreover, if we and/or our future partners, if any, elect, or are required, to delay, suspend or terminate any clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product sale revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our and/or our partners’ ability to identify and develop product candidates, and may materially harm our business, financial condition, result of operations and prospects.

Additionally, if we and/or our future partners, if any, successfully obtain regulatory approval for a product candidate, the FDA, the EMA, the TGA or other regulatory authority could require us to adopt a REMS or a risk management plan, or RMP, to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients, a communication plan to health care practitioners, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. Furthermore, if we, our future partners, if any, or others later identify undesirable side effects caused by any product that we and/or our future partners, if any, develop based on one or more of our product candidates, several potentially significant negative consequences could result, including:

●	regulatory authorities may suspend or withdraw approvals or revoke licenses of such product;
●	regulatory authorities may require additional warnings on the label;
●	we and/or our future partners, if any, may be required to change the way a product is administered or conduct additional clinical trials;
●	we could be sued and held liable for harm caused to patients and their children; and
●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any products we and/or our future partners, if any, may identify and develop based on one or more of our product candidates and could materially harm our business, financial condition, results of operations and prospects.

If we and/or our future partners, if any, are successful in gaining approval for any of our product candidates, we and/or our future partners, if any, will continue to face significant regulatory oversight of the manufacturing and distribution of our products. Product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA, the EMA, the TGA and other regulatory authorities for compliance with Current Good Manufacturing Practices, or cGMP, and adherence to commitments made in the BLA. If we, our future partners, if any, or a regulatory agency discovers previously unknown problems with a product such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we and/or our future partners, if any, as applicable, are not successful in discovering, developing and commercializing additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives would be impaired.

A key element of our strategy is to discover and, through our future partners, if any, potentially develop and commercialize additional product candidates beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own AI technology platforms to engage in drug and target discovery efforts, exploring potential collaborations for the development of new product candidates, and potentially in-licensing delivery technologies. We may also out-license potential new product candidates to future partners, if any, that have their own delivery technology. Furthermore, we may enter into co-development or other partnership arrangements based on one or more of our AI platforms without pre-clinical or clinical studies. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we and/or our future partners, if any, may fail to successfully develop and commercialize such product candidates for many reasons, including the following:

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

If we are unsuccessful in identifying, developing and, through our future partners, if any, commercializing additional products, our potential for growth may be impaired.

Changes in funding for the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new or existing product candidates from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions on which the operation of our business may rely, which could materially harm our business, financial condition, results of operations and prospects.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other government agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, has had to furlough critical FDA and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process its regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

The ability of the FDA and foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or foreign regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or foreign regulatory authorities’ ability to perform routine functions. Average review times at the FDA and foreign regulatory authorities have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs, medical devices and biologics or modifications to approved drugs, and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Separately, in response to the COVID-19 pandemic, the FDA postponed most inspections at domestic and foreign manufacturing facilities from March 2020 until July 2021. Even though the FDA has since resumed standard inspection operations of domestic facilities where feasible, the FDA has continued to monitor and implement changes to its inspectional activities to ensure the safety of its employees and those of the firms it regulates as it adapts to the evolving COVID-19 pandemic, and any resurgence of the virus may lead to further inspectional delays. Regulatory authorities outside the United States have adopted similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

If the FDA becomes unable to continue its current level of performance, we and/or our future partners, if any, could experience delays and setbacks for our product candidates and for any approvals we and/or our future partners, if any, may seek which could adversely affect our business.

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

Our business has been and could be further adversely affected by health epidemics wherever we have clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of third-party CMOs, CROs and other third parties upon whom we rely. For example, in December 2019, a novel strain of coronavirus, SARS-CoV-2, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then COVID-19 has continued to evolve and has spread worldwide. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the United States government ordered the closure of all non-essential businesses, imposed social distancing measures, “shelter-in-place” orders and restrictions on travel between the United States, Europe, Australia and other countries. The global pandemic and government measures taken in response have also had a significant impact on businesses and commerce worldwide, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended across a variety of industries; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen.

We may be required to develop and implement additional clinical trial policies and procedures designed to help protect subjects from the COVID-19 virus. For example, in March 2020, the FDA issued guidance on conducting clinical trials during the pandemic, which was updated in July 2020, January 2021 and August 2021. The guidance describes a number of considerations for sponsors of clinical trials impacted by the pandemic, including the requirement to include in the clinical trial report (or as a separate document) contingency measures implemented to manage the trial and any disruption of the trial as a result of the COVID-19 pandemic; a list of all subjects affected by the COVID-19 pandemic-related trial disruptions by unique subject identifier and by investigational site and a description of how the individual’s participation was altered; and analyses and corresponding discussions that address the impact of implemented contingency measures (e.g., participant discontinuation from investigational product and/or trial, alternative procedures used to collect critical safety and/or efficacy data) on the safety and efficacy results reported for the trial. In its most recent update to this guidance, the FDA addressed questions received from clinical practitioners who are adapting their operations in a pandemic environment. These questions focused on, among other things, when to suspend, continue or initiate a trial and how to submit changes to protocols for INDs and handle remote site monitoring visits. There is no assurance that this guidance governing clinical trials during the pandemic will remain in effect or, even if it does, that it will help address the risks and challenges enumerated above.

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

Additionally, it has been widely reported that there has been a global shortage of microchips that has been affecting almost every industry, which has impacted the production of machinery and final products. This shortage could adversely impact our suppliers’ ability to meet their contractual obligations to provide us with necessary products and materials. If our relationships with our suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other epidemics, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Replacing or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays may occur, which could adversely impact our ability to meet our desired clinical development and any future commercialization timelines. Although we carefully manage our relationships with our suppliers and vendors, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not harm our business.

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

In the event that government authorities were to impose restrictions on employees coming to the workplace, our employees who currently are not working from home may no longer be able to access our facilities, including our laboratories and our operations may be further limited or curtailed. An increase in the number of personnel working from home may negatively impact productivity, or disrupt, delay, or otherwise adversely impact our business. Further, any such restrictions may also impact the availability or cost of materials, which would disrupt our supply chain and manufacturing efforts and could affect our ability to enter into partnerships and discovery collaborations and to conduct ongoing and planned clinical trials and preparatory activities. We may also face difficulties in obtaining access to manufacturing slots for our product candidates. For example, a number of vaccines for COVID-19 were granted Emergency Use Authorization by the FDA in late 2020 and early 2021, and resultant demand for vaccines and potential for manufacturing facilities and materials to be commandeered under the Defense Production Act of 1950, or equivalent foreign legislation, may make it more difficult to obtain materials or manufacturing slots for the products needed for our clinical trials, which could lead to delays in these trials.

In addition, personnel working from home could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. Further, we and our third-party service providers, including our CROs, the clinical trial sites, our manufacturers and suppliers, may experience staffing shortages as a result of personnel contracting COVID-19 and its variants such as Delta, Omicron and others.

The spread of COVID-19 has caused a broad impact globally and may materially affect us economically. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, the COVID-19 pandemic has resulted in significant disruption of global financial markets, resulting in an economic downturn that could continue to significantly impact our business and operations and may reduce our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of the ordinary shares and ADSs.

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

These and similar, and perhaps more severe, disruptions in our operations could materially harm our business, financial condition, results of operations, and prospects.

The global pandemic of COVID-19 continues to evolve. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole. However, the effects of COVID-19 pandemic and other pandemics that might arise in the future could have a material impact on our operations, and we continue to monitor the COVID-19 situation closely. Finally, initially, the outbreak of COVID-19 led to steep declines in the Dow Industrial Average and other domestic and international stock indices at the end of February and during March and April 2020.

The trading prices for our ADS and the shares of other biopharmaceutical and biotechnology companies have been highly volatile as a result of the COVID-19 pandemic and the trading prices for our ADSs could continue to experience high volatility. As a result, we have and may continue to face difficulties raising additional capital through sales of our ADSs or any such sales may be on unfavorable terms. In addition, a recession, depression or other sustained adverse market event resulting from COVID-19 could materially and adversely affect our business and the value of our ADSs.

To the extent the COVID-19 pandemic adversely affects our business, results of operations, cash flows, financial condition and/or prospects, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.

The invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. We and our collaborators rely on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all.

Unfavorable global and regional economic, political, health, climate and other conditions and events could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events. A global financial crisis or global or regional political and economic instability, wars, terrorism, civil unrest, outbreaks of disease and pandemics, such as COVID-19, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.

For example, trade policies and geopolitical disputes (including as a result of China-Taiwan geo-political instability) and other international conflicts can result in tariffs, sanctions and other measures that restrict international trade, and can materially adversely affect our business, particularly if these measures occur in regions where our third-party contract manufacturers operate. Countries may also adopt measures, such as controls on imports or exports of goods, technology or data, that could adversely impact our operations and supply chain.

For example, the military conflict between Russia and Ukraine has increased the likelihood of supply interruptions and made it difficult to conduct business operations, including clinical trials, in the region and in nearby countries. Such developments could negatively impact such operations or require us to delay or suspend clinical trial activities, which may increase product development costs and harm our business. In addition, the COVID-19 outbreak, including developments involving subsequent COVID-19 variants, significantly affected the financial markets of many countries and resulted and may in the future result in a variety of regulatory orders, guidance and restrictions. Similarly, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our customers are similarly vulnerable to these global or regional economic, political, health, climate and other conditions and events. Global or regional economic, political, health, climate and other conditions and events could result in a variety of risks to our business, including our ability to raise capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which such conditions and events could adversely impact our business.

Risks Related to the Manufacturing of our Product Candidates and Future Pipeline

We and/or our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management or shipping. If we, and/or our future partners, if any, or any of the third-party manufacturers we and/or our future partners’, if any, work with encounter such difficulties, our and/or our future partners, if any,’ ability to supply materials for clinical trials or any approved product could be delayed or stopped.

Some of our manufacturing processes for our product candidates are novel and complex. Specifically, due to the nature of our personalized immunotherapies and novel delivery technologies, we and/or our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and we and/or our future partners, if any, may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This may in the future result in our and/or our future partners’, if any, having to resupply batches for pre-clinical or clinical activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our and/or our future partners’, if any, ability to continue the clinical trial for that product candidate or require us and/or our future partners, if any, to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional pre-clinical or clinical supply.

For our personalized therapies, we and/or our future partners, if any, may encounter issues with our and/or our future partners’, if any, ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.

As we and/or our future partners, if any, continue developing new manufacturing processes for our drug substances and drug products for infectious diseases, the changes we and/or our future partners, if any, implement to manufacturing process may in turn impact specification and stability of our drug products. Changes in our manufacturing processes may lead to failure of lots and this could lead to substantial delays in our clinical trials. Our product candidates for infectious diseases may prove to have a stability profile that leads to a lower than desired shelf life of the final approved immunotherapy. This poses risk in supply requirements, wasted stock and higher cost of goods.

We and/or our future partners, if any, may be dependent on a number of equipment providers who are also implementing novel technology. Further, we and/or our future partners, if any, may develop custom manufacturing equipment for certain of our product candidates. If such equipment malfunctions or we and/or our future partners, if any, encounter unexpected performance issues, we and/or our future partners, if any, could encounter delays or interruptions to clinical and commercial supply.

Due to the number of different programs, we and/or our future partners, if any, may have cross contamination of products inside of our factories, CROs, suppliers, or in the clinic that affect the integrity of our product candidates. Additionally, for some programs the manufacturing scale is extremely small compared to the standard volumes of supply, such that we and/or our future partners, if any, run the risk of contaminating the process each time we and/or our future partners, if any, reopen a container to use remaining supplies.

As we and/or our future partners, if any, scale the manufacturing output for particular programs, we plan to continuously improve yield, purity, and the pharmaceutical properties of our product candidates from clinical stage studies through commercial launch, including shelf life stability, and solubility properties of drug product and drug substance. Due to continuous improvement in manufacturing processes, we and/or our future partners, if any, may switch processes for a particular program during development. However, after the change in process, more time is required for pharmaceutical property testing, such as six- or 12-month stability testing. That may require resupplying clinical material or making additional cGMP batches to keep up with clinical trial demand before such pharmaceutical property testing is completed.

We and/or our future partners, if any, may utilize a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients have not been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our product candidates. Further, one or more of our programs may have a single source of supply for raw materials and excipients. Additionally, we and our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or supply chain issues, such as those experienced due to the COVID-19 pandemic, or as a result of climate change, or unstable political environments, such as recent events in Ukraine and Russia, or other geopolitical uncertainty. If we and/or our future partners, if any, and manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to manufacture our products, or to make our product candidates available for clinical trials could be jeopardized. Any such delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

We and/or our future partners, if any, may learn that any or all of our product candidates are less stable than desired. We and/or our future partners, if any, may also find that transportation conditions negatively impact product quality. This may require changes to the formulation or manufacturing process for one or more of our product candidates and result in delays or interruptions to clinical or commercial supply. In addition, the cost associated with such transportation services and the limited pool of vendors may also add additional risks of supply disruptions.

The occurrence of any of these factors could materially harm our business, financial condition, results of operations, and prospects.

Certain of our product candidates are uniquely manufactured for each patient and we and/or our future partners, if any, may encounter difficulties in production, particularly with respect to scaling manufacturing capabilities. If we, and/or our future partners, if any, or any of the third-party manufacturers with whom we and/or our future partners, if any, contract, encounter these types of difficulties, our and/or our future partners’, if any, ability to provide our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped, or we and/or our future partners, if any, may be unable to maintain a commercially viable cost structure.

Using our PIONEER AI platform technology, we identify and custom design product candidates that are unique and tailored specifically for each patient. Manufacturing unique lots of these product candidates is susceptible to product loss or failure due to issues with:

●	logistics associated with the collection of a patient’s tumor, blood or other tissue sample;
●	shipping such samples to a facility for genetic sequencing;
●	next-generation sequencing of the tumor;
●	biopsy of a sufficient quantity of cancerous tissue to allow for proper sequencing and identification of tumor-specific mutations;
●	identification of appropriate tumor-specific mutations;
●	the use of a software program, including proprietary and open source components, which is hosted in the cloud, to assist with the design of the personalized product candidate, which software must be maintained and secured;
●	effective design of the personalized product candidate;
●	batch-specific manufacturing failures or issues that arise due to the uniqueness of each personalized batch that may not have been foreseen;
●	quality control testing failures;
●	unexpected failures of batches placed on stability;

●	shortages or quality control issues with single-use assemblies, consumables or critical parts sourced from third-party vendors that must be changed out for each personalized batch;
●	significant costs associated with individualized manufacturing that may adversely affect our ability to continue development;
●	successful and timely manufacture and release of the personalized batch;
●	shipment issues encountered during transport of the batch to the site of patient care;
●	the ability to define a consistent safety profile at a given dose when each participant receives a unique treatment; and
●	our reliance on single-source suppliers.

One or more of our future partners, if any, may continue to evolve their manufacturing equipment. This equipment may not function as designed, which may lead to deviations in the drug products being produced. This can lead to increased batch failure and the inability to supply patients enrolled in any clinical trial involving our personalized therapies. If our clinical development plans are expanded, due to the custom nature of the equipment and single-use assemblies, we may not be able to supply this expanded need reliably without significant investments. In addition, there will be considerable time to scale up the manufacturing facilities or build new facilities before our future partners, if any, can begin to meet any commercial demand if one or more of our product candidates are approved. This expansion or addition of new facilities could also lead to product comparability issues, which can further delay introduction of new capacity.

As certain of our product candidates are or will be manufactured for each individual patient, we and/or our future partners, if any, will be required to maintain a chain of identity with respect to each patient’s tissue sample, sequence data derived from such tissue sample, analyze results of such patient’s genomic analysis, and the custom manufactured product for each patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in product mix-up, adverse patient outcomes, loss of product, or regulatory action, including withdrawal of any approved products from the market. Production of our personalized product candidates developed using our PIONEER AI platform technology involves a novel micro-batch production process based on a one patient per batch level, which necessarily increases the need for vigilant systems to be employed in order to avoid any such mix-ups. We have in the past experienced one case of a product mix-up, which did not result in any adverse effects on the patient. Further, as our product candidates are developed by us or our future partners, if any, through early-stage clinical studies to later-stage clinical trials towards approval and commercialization, we expect that multiple aspects of the complicated collection, analysis, manufacture and delivery processes will be modified in an effort to optimize processes and results. These changes may not achieve the intended objectives, and any of these changes could cause our product candidates to perform differently than we expect, potentially affecting the results of clinical trials.

We expect to rely on external CMOs for the manufacture of our product candidates. Our or our future partners’, if any, inability to manufacture or have manufactured sufficient quantities of our product candidates, or our or our future partners’ , if any, failure to comply with applicable regulatory requirements, would materially and adversely affect our business.

Manufacturing is a vital component of all of our product candidates. All manufacturing must be performed in compliance with cGMP regulations. We expect to rely on external CMOs for the manufacture of our product candidates. For our personalized immunotherapies, we and/or our future partners, if any, do not maintain product reserves due to the personalized nature of the therapy. If any of the facilities of our CMOs experiences difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our and/or our future partners, if any,’ clinical development programs may be delayed or suspended until we and/or our future partners, if any, can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.

Our CMOs facilities and the facilities of our future partners, if any, are subject to various regulatory requirements and will be subject to inspection by the FDA, EMA, TGA or other regulatory authorities. If our CMOs or our future partners, if any, cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, TGA or comparable regulatory authorities in other jurisdictions, we and or our future partners, if any, may not be able to rely on our CMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, EMA, TGA or another comparable regulatory authority finds our CMOs’ facilities or the facilities of our future partners, if any, inadequate for the manufacture of our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we and /or our future partners, if any, may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Additionally, we and/or our future partners, if any, may experience manufacturing difficulties due to resource constraints, labor disputes, the effects of climate change, cybersecurity breaches or unstable political environments. If we and/or our future partners, if any, were to encounter any of these difficulties, our and/or our future partners’, if any, ability to provide our product candidate to patients in clinical trials, or to provide product for the treatment of patients once approved, would be jeopardized.

We are, and our future partners, if any, shall be subject to regulatory and operational risks associated with the physical and digital infrastructure at both our future partners’, if any, internal manufacturing facilities and at those of external service providers.

We may engage CMOs that have facilities with a high level of digitization for clinical manufacturing relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to delay in supply or shutdown of our CMOs’ or our future partners’, if any, facilities. Any disruption in our CMOs or our future partners, if any,’ manufacturing capabilities could cause delays in production capacity for drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish relationships with additional CMOs with alternative manufacturing sites, the occurrence of which could materially harm our business, financial condition, results of operations and prospects.

As the development and commercial capacity for our or our future partners’, if any, product candidates and products expand, we and/or our future partners, if any, may need to establish additional manufacturing capabilities and expand to other locations or geographies, which may lead to regulatory delays or prove costly. If we or our future partners, if any, fail to select the correct location, complete the construction in an efficient manner, recruit the required personnel, and generally manage our growth effectively, the development and production of our product candidates could be delayed or curtailed. Additional investments may be needed if changes in our manufacturing process lead to required changes in our infrastructure.

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

We are subject to significant regulatory oversight with respect to identification and manufacturing our product candidates. We do not have our own manufacturing facilities and relay on CMOs or our future partners, if any, to manufacture our product candidates. The manufacturing facilities of our CMOs or our future partners, if any, other our third-party manufacturers or suppliers may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of any products we or our future partners, if any, develop.

The manufacturing of all of our product candidates, for clinical trials or commercial sale, if approved, is subject to extensive regulation. cGMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in clinical trials. We do not have our own manufacturing facilities and rely on third party CMOs to manufacture our product candidates. The manufacturing facilities of our third-party CMOs or suppliers may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of our product candidates.

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

The manufacturing process for any products that we may develop is subject to the FDA’s, the EMA’s, the TGA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If our third-party CMOs are not able to reliably produce product candidates to specifications acceptable to the FDA, the EMA, the TGA or other regulatory authorities, we or our future partners, if any, may not be able to obtain or maintain the approvals we or they need for our clinical trials or to commercialize such product candidates. Even if our future partners, if any, obtain regulatory approval for any of our product candidates, there is no assurance that either our CMOs or our future partners, if any, will be able to manufacture our product candidates to specifications acceptable to the FDA, EMA, TGA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

In addition, we may not have direct control over the ability of our CMOs or our future partners, if any, to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, our CMOs may be engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CMOs’ facilities. Our future partners’, if any, failure, or the failure of our third-party CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our future partners, if any,) and our overall business operations. Our future dependence upon others for the manufacture of our product candidates and raw materials may adversely affect our future profit margins and our ability to conduct our clinical trials and the ability of our future partners, if any, to commercialize any products that receive regulatory approval on a timely and competitive basis.

The FDA, EMA, TGA and other regulatory authorities may require our future partners, if any, to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, the TGA or other regulatory authorities may require that our future partners, if any, do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our third-party CMOs may have, in the past, experienced lot failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our future partners’, if any, facilities or those of our third-party CMOs could cause us and our future partners, if any, to delay clinical trials or product launches, which could be costly to us and otherwise materially harm our business, financial condition, results of operations and prospects.

Our future partners, if any, and our third-party CMOs also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we will train and qualify all personnel around the appropriate handling of our product candidates and materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any of our employees, the employees of our future partners, if any,or any contractor.

Risks Related to the Commercialization of our Pipeline

We will rely on our future partners, if any, to further develop our product candidates in late-stage clinical trials and to commercialize our product candidates if regulatory approval is obtained. The successful commercialization of our product candidates by our future partners, if any, will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our partners’ ability to market those products and thereby decrease our ability to generate revenue, which could materially harm our business, financial condition and prospects.

We will rely on our future partners, if any, to develop our product candidates in late-stage clinical trials and to commercialize our product candidates if regulatory approval is obtained. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments such as the medicines that we and our future partners, if any, hope to develop and sell. In addition, because several of our product candidates represent new approaches to the treatment of cancer, we and/or our future partners, if any, cannot accurately estimate how these products would be priced, whether reimbursement could be obtained, or any potential revenue. Sales of our product candidates will depend substantially, both domestically and in other countries, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, our future partners, if any, may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow our future partners, if any, to establish or maintain pricing sufficient to realize a sufficient return on our investment in our products, if any.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, including genetic medicines. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the United States Department of Health and Human Services, or HHS, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. It is difficult to predict what CMS will decide with respect to reimbursement for novel products such as any we may develop. Reimbursement agencies in Europe may be more conservative than CMS. For example, a number of cancer drugs have been approved for reimbursement in the United States but have not been approved for reimbursement in certain European countries.

Outside the United States, certain countries, including a number of member states of the European Union and Australia, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our future partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for our future partners, if any, our revenues from sales by our future partners, if any, and the potential profitability of our drug products, if approved, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. In the European Union, changes to pricing and reimbursement are almost exclusively a matter for national, and not European Union, law and policy. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, our future partners, if any, might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of such product or be subject to price regulations that would delay our partners’ commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.

Moreover, increasing efforts by governmental and third-party payors, in the United States and in other countries, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. For example, the United States government has released a “blueprint,” which is a plan to reduce the cost of drugs. The blueprint contains certain measures that the HHS is already working to implement. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect that our future partners, if any, will experience pricing pressures in connection with the sale of any of our product candidates that may be approved, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products in the marketplace.

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

Our product candidates may face intense competition from drugs that have already been approved and accepted by the medical community for the treatment of the conditions for which drugs that may be developed from our product candidates are designed to address. We also expect that our product candidates will face competition from new drugs that enter the market. There are a number of drugs currently under development, which may become commercially available in the future, for the treatment of conditions for which we and our future partners, if any, are trying, or may in the future try, to develop drugs. These drugs may be more effective, safer, less expensive, or marketed and sold more effectively, than any products developed using our technologies.

We anticipate competing with the largest pharmaceutical companies in the world, many of which are all currently conducting research in the fields of immuno-oncology and infectious diseases. These companies have significantly greater financial and human resources than we currently have. In addition to these large pharmaceutical companies, we may directly compete with fully integrated biopharmaceutical companies and other immunotherapy-focused oncology companies, as well as a number of companies focused on immunotherapies, some of which have entered into collaboration and funding agreements with larger pharmaceutical or biotechnology companies. For example, Bristol Meyers Squibb Company's Yervov product has been approved for the treatment of metastatic melanoma and its Opdivo has been approved for the treatment of NSCLC, both indications that we intend to pursue.

If we successfully develop product candidates, and our future partners, if any, obtain approval for them, we and our future partners, if any, will face competition based on many different factors, including:

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

Our and our future partners’, if any, competitors may develop or commercialize products with significant advantages over any products we or our future partners, if any, develop based on any of the factors listed above or on other factors. In addition, our competitors may develop collaborations with or receive funding from larger pharmaceutical or biotechnology companies, providing them with an advantage over us. Our competitors may therefore be more successful in commercializing their products than our future partners, if any, are, which could adversely affect our competitive position and business. Competitive products may make any products our future partners, if any, develop using our technologies obsolete or noncompetitive before we and our future partners, if any, can recover the expenses of developing and commercializing our products, if approved.

The market opportunities for certain of our product candidates may be limited due to the rarity of the disease or limited to those patients who are ineligible for or have failed prior treatments, and may be small. therefore, we must be able to successfully identify trial participants and achieve a significant market share to maintain profitability and growth.

The FDA often approves new cancer immunotherapies initially only for use by patients with relapsed or refractory advanced cancer, or new bacterial vaccines initially only for use by patients with certain advanced diseases. We expect our future partners, if any, will initially seek approval of certain of our product candidates in this context. Subsequently, for those product candidates that prove to be sufficiently beneficial, if any, we would expect our future partners, if any, to seek approval in earlier lines of treatment and potentially as a first-line therapy but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy, and, prior to any such approvals, we and/or our future partners, if any, may have to conduct additional clinical trials. In the future, we may also develop product candidates for the treatment of rare diseases.

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

We do not intend to establish a marketing and sales organization and as a company, we have no experience in marketing pharmaceutical products. We will rely on the marketing and sales capabilities of our future partners, if any, and other third parties, which may not be able to market and sell our product candidates effectively in the United States, Europe and other jurisdictions, if approved, or generate product sales revenue.

Given our stage of development, we have no sales, distribution or marketing capabilities, and we have not designed our pre-clinical studies and clinical trials with specific commercialization or marketing considerations in mind. We do not intend to establish marketing and sales organization and as a company, we have no experience in marketing pharmaceutical products. We will rely on the marketing and sales capabilities of our future partners, if any, and other third parties to commercialize any products that may result from our development programs in the United States, Europe and other regions. We intend to enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into such collaboration agreements on favorable terms, if at all. If our future partners, if any, do not commit sufficient resources to commercialize products developed using our technologies, if any, product sales revenue may not be generated in amounts sufficient to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our future profitability, if any, depends in part on our future partners’, if any, ability to penetrate global markets, where they may be subject to additional regulatory burdens and other risks and uncertainties associated with international operations that could materially adversely affect our business.

Our future profitability, if any, will depend in part on the ability of our future partners, if any, to commercialize any products that our future partners, if any, may develop in markets throughout the world. Commercialization of products in various markets could subject us to risks and uncertainties, including:

●	obtaining, on a country-by-country basis, the applicable marketing authorization from the competent regulatory authority;
●	the burden of complying with complex and changing regulatory, tax, accounting, labor and other legal requirements in each jurisdiction that we or our future partners, if any, pursue;
●	reduced protection for intellectual property rights;
●	differing medical practices and customs affecting acceptance in the marketplace;
●	import or export licensing requirements;
●	governmental controls, trade restrictions or changes in tariffs;
●	economic weakness, including inflation, or political instability in particular non-United States economies and markets;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries;
●	longer accounts receivable collection times;
●	longer lead times for shipping;
●	language barriers;
●	foreign currency exchange rate fluctuations;
●	reimbursement, pricing and insurance regimes; and
●	the interpretation of contractual provisions governed by local laws in the event of a contract dispute.

Our future partners, if any, may have limited experience in these areas. Failure to successfully navigate these risks and uncertainties may limit or prevent market penetration for any products that our future partners, if any, may develop using our technologies, which would limit their commercial potential and our revenues.

Even if our future partners, if any, obtain regulatory approval for our product candidates, the products may not gain the market acceptance among physicians, patients, hospitals, cancer treatment centers and others in the medical community necessary for commercial success.

Even with the requisite approvals, the commercial success of products using our technologies will depend in part on the medical community, patients, and third-party or governmental payors accepting immunotherapies in general, including more traditional prophylactic vaccines against viruses and bacteria that we may also develop, and such products in particular, as medically useful, cost-effective and safe. Any product developed using our technologies that our future partners, if any, bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, our future partners, if any, may not generate significant product sales revenue and may not become profitable, which could materially harm our business, financial condition, results of operations and prospects. The degree of market acceptance of products derived from our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

Even if a potential product displays a favorable efficacy and safety profile in pre-clinical studies and clinical trials, market acceptance of the product will not be known until after it is launched. Our and our future partners’, if any, efforts to educate the medical community and third-party payors on the benefits of the products may require significant resources and may never be successful. Our and our future partners’, if any, efforts to educate the marketplace may require more resources than are required by the conventional technologies marketed by our competitors due to the complexity and uniqueness of our programs.

Commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and entry into managed care organizations, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for any products derived from our product candidates once approved, whether due to healthcare reform legislation or otherwise, market acceptance and commercial success would be reduced.

In addition, if any of products derived from our product candidates are approved for marketing, we and/or our future partners, if any, will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with cGMP and current good clinical practices, or GCP, for any clinical trials that we or our future partners, if any, conduct post-approval. In addition, there is always the risk that we or a partner or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with products derived from our product candidates identified post-approval could materially harm our business, financial condition and results of operations.

Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for our future partners, if any, to sell products derived from our product candidates, if approved, profitably.

Successful sales of our product candidates, if approved, will depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which regulatory approval is obtained. In addition, because our product candidates generally represent new approaches to the treatment of cancer and prevention of infectious diseases, we cannot accurately estimate the potential revenue from any of our product candidates that might be approved.

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

Obtaining coverage and reimbursement of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of products derived from our product candidates. Even if coverage for a given product is obtained, if the resulting reimbursement rates are insufficient, hospitals may not approve the product for use in their facility or third-party payors may require co-payments that patients find unacceptably high. Patients are unlikely to use products, if any, derived from our product candidates unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of such products. Separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which the product is used. Further, from time to time, CMS revises the reimbursement systems used to reimburse health care providers, including the Medicare Physician Fee Schedule and Outpatient Prospective Payment System, which may result in reduced Medicare payments. In some cases, private third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Changes to government healthcare programs that reduce payments under these programs may negatively impact payments from private third-party payors and reduce the willingness of physicians to use our product candidates.

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

We expect that our future partners, if any, will seek approval to market products derived from our product candidates in the United States, the European Union, Australia and other selected jurisdictions. If approval for a product in any particular jurisdiction, our future partners, if any, will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in Europe and Australia, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the marketplace. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

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

Enacted and future legislation may increase the difficulty and cost for us or our future partners, if any, to obtain marketing approval of and commercialize any products derived from our product candidates and affect the prices we may charge for such products.

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

As noted above, since its enactment, there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states on procedural grounds without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other health reform measures of the Biden administration will impact our business.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which have resulted in several Congressional inquiries, presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, at the federal level, in July 2021, the Biden administration released an executive order with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (1) directs the HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report within 90 days on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future.

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

In addition, the Drug Supply Chain Security Act enacted in 2013 imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and that law is expected to be fully implemented over a ten-year period. Most recently, on December 20, 2019, former President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on our future commercial products are unknown. Other legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical or biological products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals, if any, of our drug or biologic candidates, may be or whether such changes will have any other impacts on our business. In addition, increased scrutiny by the United States Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us or our future partners, if any, to more stringent product labeling and post-marketing conditions and other requirements.

We expect that the healthcare reform measures that have been adopted, and that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products. Further, it is possible that additional governmental action may be taken in response to the COVID-19 pandemic.

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

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products derived from our product candidates, this could prevent or delay marketing approval of products derived from our product candidates, restrict or regulate post-approval activities, and affect our or our future partners, if any,’ ability to commercialize any products derived from our product candidates for which we or they obtain marketing approval.

We expect that additional healthcare reform measures or proposals will be adopted in the future, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for products derived from our product candidates or additional pricing pressures. In the event that the pricing structures for healthcare products, such as the product candidates we are developing, change materially and limit payments for such product candidates, our business will be adversely impacted as any products derived from our product candidates may no longer be commercially viable based on their expected net present value; we may have invested significant resources in product candidates that cannot be commercially developed; or we may determine that assets that have reached an early phase of development cannot or will not be taken into further development, notwithstanding their clinical viability. In addition, development assets or clinical programs that are part of our collaborations including any future collaborations we may enter into may no longer be deemed commercially viable to pursue based on our partners’ assessments of the impact of any proposed, announced, or legislated pricing reforms.

We cannot predict what healthcare reform initiatives may be adopted in the future. Our product candidates from PIONEER may be issued with PD-1 or PD-L1 inhibitors and as a result become too expensive for government, or commercial payors coverage and as a result may reduce our potential market. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from products derived from our product candidates that we may successfully develop and for which we or our future partners, if any, may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

European Union drug marketing and reimbursement regulations may materially affect our partners’ ability to market and receive coverage for products derived from our product candidates in the European Union member states.

We expect that our future partners, if any, will have to seek approval to market products derived from our product candidates in the United States, the European Union and in other selected jurisdictions. If our future partners, if any, obtain approval for products derived from our product candidates in a particular jurisdiction, they will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in the European Union, the pricing of biologics is subject to governmental control and other market regulations that could put pressure on the pricing and usage of products derived from our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of products derived from our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for any such product and may be affected by existing and future healthcare reform measures.

In addition, in most countries outside the United States, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various European Union member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we and/or our future partners, if any, may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and, generally, prices tend to be significantly lower in the European Union. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our future partners, if any, and the potential profitability of any of our product candidates in those countries would be negatively affected.

Risks Related to our Reliance on Third Parties

We will rely on third parties in the conduct of significant aspects of our pre-clinical studies and clinical trials and intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or fail to meet expected deadlines, regulatory approval for our product candidates may not be obtained, which would materially harm or business, financial condition, results of operations and prospects.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, future partners, if any, medical institutions and clinical investigators, to conduct various and significant elements of our clinical trials. We currently rely and expect to continue to rely on third parties to conduct certain research and pre-clinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it would delay our discovery or product development activities.

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

Although we intend to design the clinical trials for certain of our product candidates, our future partners, if any, may design the clinical trials that they are managing (in some cases, with our input) and in the case of clinical trials controlled by us, we expect that CROs will conduct all of the clinical trials. As a result, many important aspects of our development programs, including their conduct and timing, will be outside of our direct control. Our reliance on third parties to conduct future pre-clinical studies and clinical trials will also result in less direct control over the management of data developed through pre-clinical studies and clinical trials than would be the case if we were relying entirely upon our own staff. Communicating with outside parties can also potentially lead to mistakes as well as difficulties in coordinating activities. Outside parties may:

●	have staffing difficulties;
●	fail to comply with contractual obligations;
●	experience regulatory compliance issues;
●	undergo changes in priorities or become financially distressed;
●	form relationships with other entities, some of which may be our competitors;
●	have human errors; or
●	be subject to cyberattacks.

These factors may materially adversely affect the willingness or ability of third parties to conduct our pre-clinical studies and clinical trials and may subject us to unexpected cost increases that are beyond our control. If the CROs do not perform pre-clinical studies and clinical trials in a satisfactory manner, breach their obligations to us or fail to comply with regulatory requirements, the development, regulatory approval and commercialization of our product candidates may be delayed, our future partners, if any, may not be able to obtain regulatory approval and commercialize products derived from our product candidates, or our development programs may be materially and irreversibly harmed. If we are unable to rely on pre-clinical and clinical data collected by our CROs, we could be required to repeat, extend the duration of, or increase the size of any clinical trials we conduct and this could significantly delay the development of our product candidates and/or commercialization of any products derived from our product candidates and could require significantly greater expenditures. In addition, any delays by such third parties related to our expected milestones and/or data readouts or preliminary or full trial reports could adversely affect the development of our product candidates and cause us to incur significant additional expenses.

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

Our existing collaboration, or any future collaboration arrangements or agreements with our future partners, if any, that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop our product candidates and the commercialization of any products derived from our product candidates.

We have entered into a collaboration under which our collaborator may in the future provide funding and other resources for developing our product candidates and potentially commercializing any products derived from our product candidates. We intend to enter into additional collaborations and agreements with future partners, if any, to access additional funding, capabilities and expertise in the future. Our existing collaboration, and any future collaborations or agreements with future partners, if any, we enter into, may pose a number of risks, including the following:

●	future partners, if any, may not perform or prioritize their obligations as expected;
●	the clinical trials conducted as part of such collaborations may not be successful;
●	our future partners, if any, may not pursue development and commercialization of any products derived from our product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization of programs based on clinical trial results, changes in the partners’ focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;
●	our future partners, if any, may delay clinical trials, provide insufficient funding for clinical trials, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
●	our future partners, if any, could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if our future partners, if any, believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;
●	product candidates developed in collaborations with us may be viewed by our future partners, if any, as competitive with their own product candidates or products, which may cause our future partners, if any, to cease to devote resources to the development or commercialization of products derived from our product candidates;
●	our future partners, if any, with marketing and distribution rights to one or more of our product candidates that achieve regulatory approval may not commit sufficient resources to the marketing and distribution of any such product;
●	disagreements with our future partners, if any, including disagreements over proprietary rights, contract interpretation, or the preferred course of development of any product candidates, may cause delays or termination of the research, development of such product candidates or commercialization of products derived from our product candidates, may lead to additional responsibilities for us with respect to such product candidates, or may result in litigation or arbitration, any of which would be time-consuming and expensive;
●	our future partners, if any, may not properly maintain, protect, defend or enforce our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
●	disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations;

●	our future partners, if any, may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;
●	collaborations may be terminated for the convenience of our future partners, if any, and, if terminated, the development of our product candidates may be delayed, and we could be required to raise additional capital to pursue further development of the applicable product candidates or commercialization of products derived from such product candidates;
●	future relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business;
●	we could face significant competition in seeking appropriate future partners, if any, and the negotiation process is time-consuming and complex; and
●	our international operations through any future collaborations, acquisitions or joint ventures may expose us to certain operating, legal and other risks not encountered in the United States.

If our collaborations do not result in the successful development of our product candidates or commercialization of products derived from such product candidates, or if one or more of our future partners, if any, terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty, or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop our product candidates. In addition, in general our future partners, if any, may have the right to terminate their agreements with us for convenience. If one or more of our future partners, if any, terminates its agreement with us, we may find it more difficult to attract new partners, if any, and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this Form 20-F apply to the activities of our future partners, if any.

Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our AI platform technologies. If our future partners, if any, are unable to obtain approval for, and effectively commercialize, our product candidates for the treatment of patients in their intended indications, our business, financial condition, results of operations and prospects would be materially harmed.

We believe that the cost and expense of discovery of product candidates, clinical testing, regulatory approval and commercialization of products for disease indications targeted by our product candidates are very high. Therefore, we intend to enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct such drug discovery activities as well as clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have not yet entered into any such partnerships and may be unable to do so on economically viable terms, if at all. As a result, late-stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced and even if such processes are commenced in the near future, it will be several years, if ever, before we or our future partners, if any, have a product candidate ready for commercialization. Even if we complete the necessary pre-clinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain, and our future partners, if any, may not be able to obtain approvals for the commercialization of any product candidates we may develop. Any product candidates that we or our future partners, if any, may develop, and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, the EMA, the TGA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our future partners, if any, must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or a NDA to the FDA, a Marketing Authorization Application, or EMAA, to the EMA, a Marketing Authorization Application to the TGA, or AMAA and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

Failure to obtain marketing approval for a product candidate will prevent our future partners, if any, from commercializing the product candidate in a given jurisdiction. Neither we nor our future partners, if any, have received approval to market any of our product candidates from regulatory authorities in any jurisdiction, and it is possible that none of our product candidates, or any product candidates we may seek to develop in the future, will ever obtain regulatory approval. We have limited experience in filing and supporting the applications necessary to gain marketing approvals and intend to rely on our future partners, if any, to conduct this process. To our knowledge, there is no current precedent for a personalized cancer immunotherapy such as the type we are developing being approved for sale by the FDA, the EMA, the TGA or any other regulatory agency elsewhere in the world. Securing regulatory approval requires the submission of extensive pre-clinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we or our future partners, if any, develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals in the United States, the European Union, Australia and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, the EMA, the TGA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional pre-clinical, clinical or other trials. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we, or our future partners, if any, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays, or non-approval if an FDA panel of experts, referred to as an Advisory Committee, or the EMA, the TGA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we and our future partners, if any, may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.

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

If our future partners, if any, experience delays in obtaining, or if they fail to obtain, approval of any product candidates we may develop, the commercial prospects for those product candidates will be harmed, and our ability to generate revenues from our collaboration agreements will be materially impaired. Additionally, even if our future partners, if any, are successful in obtaining marketing approval for product candidates, because our pre-clinical studies and clinical trials have not been designed with specific commercialization considerations, the commercial prospects for those product candidates could be harmed, and our ability to generate revenues could be materially impaired.

If we are not able to establish collaborations on commercially reasonable terms, we may have to alter our research and development plans.

Our research and product development programs and the potential commercialization of any product candidates we develop alone or with future partners, if any, will require substantial additional cash to fund expenses, and we expect that we will continue to seek collaborative arrangements with others in connection with the development and commercialization of current and future product candidates or the development of ancillary technologies. We face significant competition in establishing relationships with appropriate partners. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future partners, if any. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the partner’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed partner’s evaluation of a number of factors. Those factors may include, among other things and as applicable for the type of potential product or technology, an assessment of the opportunities and risks of our technology, the design or results of studies or trials, the likelihood of approval, if necessary, of the FDA, the EMA, the TGA or similar regulatory authorities outside the United States, Europe and Australia, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products and technologies and industry and market conditions generally.

Our future partners, if any, may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us. Additionally, we may be restricted under existing collaboration agreements from entering into future agreements on certain terms or for certain development activities with potential partners. Similarly, our collaboration agreements may contain non-competition provisions that could limit our ability to enter into collaborations with future partners, if any.

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

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI. While it is too early to fully assess how the court will resolve this matter, we believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. If disputes such as the SSI dispute, over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described herein. If we, our co-owners or our licensors fail to adequately protect, defend, maintain or enforce this intellectual property, our ability to commercialize products could suffer and our business, financial condition, results of operations and prospects would be materially harmed.

We rely on third parties to manufacture certain of our clinical product supplies, and we will rely on third parties to produce and process our product candidates, if approved.

We rely on outside vendors to manufacture supplies and process our product candidates. None of our product candidates have been manufactured or processed on a late-stage clinical trial or commercial scale and our third party CMOs and our future partners, if any, may not be able to achieve late-stage clinical trial or commercial-scale manufacturing and processing and may be unable to create an inventory of mass-produced product to satisfy demands for our product candidates.

We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the availability of our product candidates in sufficient quantities to conduct our clinical trials or the commercial viability of any products derived from our product candidates. As a result, we and/or our future partners, if any, may never be able to develop a commercially viable product.

In addition, our reliance on a limited number of third-party manufacturers exposes us to the following risks:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, the EMA, the TGA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates or any products derived from our product candidates after receipt of regulatory authority questions, if any;
●	our third-party CMOs might not be able to timely formulate and manufacture our product candidates or any products derived from our product candidates or produce the quantity and quality required to meet our and our partners’ clinical and commercial needs, if any;
●	CMOs may not be able to execute our manufacturing procedures appropriately;

●	our future CMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates or any products derived from our product candidates;
●	manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the United States Drug Enforcement Administration, or the DEA, and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over third-party CMOs or our future partners, if any, compliance with these regulations and standards;
●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party CMOs in the manufacturing process for our products;
●	our third-party CMOs could breach or terminate their agreement with us; and
●	our third-party CMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

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

We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.

We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our product candidates. We cannot ensure that these suppliers or service providers will remain in business, or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our or our future partners, if any, use of single-source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or our future partners, if any, commercial sale of any products derived from our product candidates. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions which would materially harm our business, financial condition, results of operations and prospects.

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

Our reliance on these suppliers, service providers and manufacturers may subject us to a number of risks that could materially harm our reputation, business, and financial condition, results of operations and prospects, including, among other things:

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

Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our product candidates, proprietary technologies and their uses, as well as our and our future partners, if any, ability to operate, develop, manufacture and commercialize our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States, and Europe as well as in other countries related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. While in some jurisdictions patent applications can be enforced through the issuance of a preliminary injunction, in general, our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in Europe and in other jurisdictions, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our product candidates or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated or held unenforceable. Furthermore, we may not be able to obtain patents on certain aspects of our current or future product candidates, proprietary technologies and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our technologies or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could materially harm our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or future partners, if any, will be successful in prosecuting, obtaining, protecting, maintaining, enforcing or defending patents and patent applications necessary or useful to protect our product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:

●	the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
●	patent applications may not result in any patents being issued;
●	issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
●	our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our product candidates or other technologies;
●	other parties may have designed around our patent claims or developed technologies that may be related or competitive to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents or devices or by claiming subject matter that could dominate one or more of our patent claims;
●	any successful opposition to any patents owned by or in-licensed to us could deprive us of rights necessary for the economically feasible development and exploitation of our product candidates and other technologies or the economically successful commercialization of any product candidates and other technologies that we may develop;
●	because patent applications in the United States, Europe and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
●	a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);
●	a court or other patent proceeding, such as an inter parties review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
●	there may be significant pressure on the United States government, European government and other international governmental bodies to limit the scope of patent protection both inside and outside the United States and Europe for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and
●	United States government, European government and other international governments, may receive compulsory licensing wherein patents are required to be made available to third parties at reduce rates; and
●	countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as United States laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending and enforcing our intellectual property rights. However, while certain incentives such as natural occurring products are currently not patentable in the United States, such inventions may be patentable in the United States in the future and in other jurisdictions, including Europe.

Furthermore, the patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CMOs, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial position, results of operations and prospects could be materially harmed.

The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter parties review, nullification or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

The degree of future protection for our intellectual property and other proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our pending patent applications, if issued, or those of our licensors, will include claims having a scope sufficient to protect our product candidates and other technologies;
●	any of our pending patent applications or those of our licensors may issue as patents;
●	others will not or may not be able to make, use, offer to sell or sell products that are the same as or similar to our own product candidates or any products derived from our product candidates, but that are not covered by the claims of the patents that we own or license;
●	our future partners, if any, will be able to successfully commercialize products derived from our product candidates on a substantial scale, if approved, before the relevant patents that we own, or license expire;
●	we were the first to make the inventions covered by each of the patents and pending patent applications that we own or license;
●	we, our co-owners or our licensors were the first to file patent applications for these inventions;
●	others will not develop similar or alternative products or technologies that do not infringe the patents we own or license;
●	any of the patents we own, or license will be found to ultimately be valid and enforceable;
●	any patents issued to us or our licensors will provide a basis for an exclusive market for our commercially viable product candidates and other technologies or will provide us with any competitive advantages;
●	a third party may not challenge the patents we own, or license and, if challenged, a court would hold that such patents are valid, enforceable and infringed;
●	we may develop or in-license additional proprietary technologies that are patentable;
●	the patents of others will not have an adverse effect on our business;
●	our competitors do not conduct research and development activities in countries where we do not have enforceable patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we will develop additional proprietary technologies or product candidates that are separately patentable; or

●	our development and commercialization activities of our future partners, if any, including manufacturing processes, or products derived from our product candidates will not infringe upon the patents of our competitors or any other third parties, including any non-practicing entities or patent assertion entities.

Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us from developing our product candidates and other technologies, and may prevent our future partners, if any, from commercializing any products derived from our product candidates.

Our business involves new and evolving scientific fields, the continued development and potential use of which has resulted in many different patents and patent applications from organizations and individuals seeking to obtain intellectual property protection in the fields. We own and in-license patent applications and issued patents that describe and/or claim certain technologies, including products, reagents, formulations and methods including uses and manufacturing methods, or features or aspects of any of these. These issued patents and pending patent applications claim certain compositions of matter and methods relating to the discovery, development, manufacture and commercialization of therapeutic modalities and our delivery technologies, including LNPs. If we, our co-owners, our licensors, including our future partners, if any, are unable to obtain, maintain, protect, defend or enforce patent protection with respect to our product candidates and other technology and any product candidates and technology we develop, our business, financial condition, results of operations and prospects could be materially harmed.

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

We, our co-owners or our licensors, including our future partners, if any, may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. For instance, as previously mentioned herein, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI. While it is too early to fully assess how the court will resolve this matter, we believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. If disputes such as the SSI dispute, over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected. In any event, if it is determined that that SSI are co-owners of part of the subject matter of the patent application, such a determination would not, in and of itself, prevent us from carrying on with EVX-01. However, if co-ownership of part of the patented subject matter is the end result of the court proceedings, our practical use of such part of the patented subject matter in any enforcement proceeding or as an object of licensing could be problematic.

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

If we, our co-owners or our licensors, including our future partners, if any, are unsuccessful in any interference proceedings or other priority or validity disputes, including any derivations, post-grant review, inter partes review or oppositions, to which we or they are subject, we may lose valuable intellectual property rights through the narrowing or loss of one or more patents owned or in-licensed, or our owned or in-licensed patent claims may be narrowed, invalidated or held unenforceable. In many cases, the possibility of appeal exists for either us or our opponents, and it may be years before final, unappealable rulings are made with respect to these patents in certain jurisdictions. The timing and outcome of these and other proceedings is uncertain and may adversely affect our business if we are not successful in defending the patentability and scope of our pending and issued patent claims. In addition, third parties may attempt to invalidate our intellectual property rights. Even if our rights are not directly challenged, disputes could lead to the weakening of our intellectual property rights. Our defense against any attempt by third parties to circumvent or invalidate our intellectual property rights could be costly to us, could require significant time and attention of our management and could have a material adverse impact on our business and our ability to successfully compete against our current and future competitors.

There are many issued and pending patent filings that claim aspects of technologies that we or our future partners, if any, may need for our product candidates or any products derived from our product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for immunotherapies we wish to develop. In addition, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we or our future partners, if any, may need such patents for the development, manufacturing and commercialization of our product candidates or any products derived from our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms or a court rules that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we or our future partners, if any, may need to cease the development, manufacture and commercialization of one or more of the product candidates or any products derived from our product candidates we or our future partners, if any, may develop. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

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

For example, we have in the past and may continue to collaborate with academic institutions in certain aspects of our pre-clinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. However, these institutions may not honor our option and right of first negotiation for intellectual property rights or we may otherwise be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the institution may offer intellectual property rights to other parties, potentially blocking our ability to pursue our program or otherwise continue to develop certain product candidates or other technologies.

Moreover, some of our owned patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain, or continue to maintain, exclusive rights to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technologies. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could materially harm our competitive position, business, financial conditions, results of operations and prospects.

In addition, third parties that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain, protect, defend or enforce the existing intellectual property rights we have, we may have to abandon the development of the relevant program or product candidate and our future partners, if any, may have to abandon the commercialization of any products derived from our product candidates, which could materially harm our business, financial condition, results of operations and prospects.

The lifespans of our patents may not be sufficient to effectively protect our product candidates, technologies and business.

Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective non-provisional filing date, assuming maintenance fees are timely paid after the patent has issued. Most foreign jurisdictions also provide a 20-year nominal patent term, though many require payment of regular, often annual, annuities to maintain pendency of an application or viability of an issued patent. In some jurisdictions, one or more options for extension of a patent term may be available, but even with such extensions, the lifespan of a patent, and the protection it affords, is limited. Even if patents covering our product candidates, proprietary technologies and their uses are obtained, once the patent term has expired, we may be subject to competition from third parties that can then use the inventions included in such patents to create competing products and technologies. In addition, although upon issuance in the United States a patient’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such candidates are commercialized. If any patents that we own or in-license expire, we would not be able to stop others from using or commercializing similar or identical technology and products, and our competitors could market competing products and technology. Any of the foregoing could materially harm our competitive position, business, financial conditions, results of operations and prospects.

If we do not obtain patent term extension and data exclusivity for any product candidates we may develop, our business, financial condition, results of operations and prospects may be materially harmed.

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

Where we obtain licenses from, or collaborate with, third parties, in some circumstances we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties, or such activities, if controlled by us, may require the input of such third parties. In some cases, patent prosecution of our in-licensed intellectual property is controlled solely by the licensor. We may also require the cooperation of our licensors and future partners, if any, to enforce or defend any in-licensed patent rights, and such cooperation may not be provided. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, protected, enforced or defended in a manner consistent with the best interests of our business. Any patents or patent applications that we in-license may be challenged, narrowed, circumvented, invalidated or held unenforceable, or our licensors may not properly maintain such patents or patent applications and they may expire. If our licensors fail to obtain, maintain, defend, protect or enforce the intellectual property we license from them, we could lose our rights to the intellectual property and our competitors could market competing products using the inventions in such intellectual property. In certain cases, we control the prosecution of patents included from in-licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our partners. Any of the foregoing could materially harm our competitive position, business, financial condition, results of operations and prospects.

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

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described in this section. If we, our co-owners or our licensors, including our future partners, if any, fail to adequately protect this intellectual property, our and our future partners, if any, ability to develop our product candidates, as well as the economic feasibility and our partners’ ability to develop, market and commercialize any products derived from our product candidates, could suffer. Moreover, if disputes over intellectual property that we have in-licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop our product candidates, and our future partners, if any, may not be able to successfully market and commercialize any products derived from our product candidates, which could materially harm our business, financial condition, results of operations and prospects.

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

Intellectual property rights of third parties could adversely affect our partners’ ability to commercialize any products derive from our product candidates, and we and/or our future partners, if any, might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates.

Because some of our product candidates are still in early developmental stages, and one or more features of the product candidates or related technologies such as their manufacture, formulation or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while United States patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when a BLA or NDA is submitted. Given the uncertainty of clinical trials, we cannot be certain of the timing of their completion and it is possible that we might want to submit a BLA or NDA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.

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

In addition, in a patent infringement proceeding, our owned, or in-licensed patents may be challenged and a court may decide that a patent we own, or in-license is not valid, is unenforceable and/or is not infringed. If we or our future partners, if any, were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-United States patent offices and may result in the revocation, cancellation or amendment of any ex-United States patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would materially harm our competitive position, business, financial condition, results of operations and prospects.

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

Such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same intellectual property and technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and product candidates, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations. Moreover, certain of our collaborations provide, and we expect additional collaborations to provide, that royalties payable to us for licenses to our intellectual property may be offset by amounts paid by our future partners, if any, to third parties for licenses to such third parties’ intellectual property in the relevant fields, which could result in significant reductions in our revenues from products developed through collaborations.

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

Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents or applications. We have systems in place to remind us to pay these fees and we may employ outside firms and rely on our outside counsel to pay these fees due to non-United States patent agencies; however, we cannot guarantee that we will successfully pay these fees. The USPTO and various non-United States governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our in-licensed intellectual property, and we cannot guarantee that they will do so. In such an event, our competitors might be able to enter the market with similar or identical products or technology, and this would materially harm our business, financial condition, results of operations and prospects.

Changes in patent law in the United States or in other countries could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology companies, our success is dependent on our intellectual property rights, particularly patents that we own and in-license. Obtaining and enforcing patents in the biotechnology industry involve both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could materially harm our business, financial condition, results of operations and prospects.

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

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our best efforts, any of these parties may breach the agreements and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially harm our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could materially harm our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We have been and may, in the future, be, subject to claims that current or former employees, consultants, independent contractors, collaborators, future partners, if any, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants, independent contractors, future partners, if any, and other third parties who may be involved in the conception, development or reduction to practice of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives, develops or reduces to practice such intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants, independent contractors, future partners, if any, or other third parties who are involved in developing and commercializing our product candidates. For instance, as previously mentioned herein, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI. While it is too early to fully assess how the court will resolve this matter, we believe that we and our employees are the sole inventors of the Invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. If disputes such as the SSI dispute, over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected.

Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could materially harm our business, financial condition, results of operations and prospects. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Furthermore, the laws of some countries do not protect intellectual property and other proprietary rights or establish ownership of inventions to the same extent or in the same manner as the laws of the United States. A majority of our employees work in Denmark and are subject to Danish employment law. Employees’ inventions that are either patentable or registrable as Danish utility models are subject to the provisions of the Danish Act on Employee Inventions, which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or former employees pertaining to alleged non-adherence to the provisions of this act. Such disputes may be costly to defend and may take up our management’s time and efforts regardless of whether we prevail or fail in any such dispute. There is a risk that the compensation we provided to employees who have assigned the rights to inventions to us may be deemed to be insufficient and we may under Danish law be required to increase the compensation due to such employees for the assignment of rights to such inventions. In those cases where rights to employees’ inventions have not been assigned to us, we may need to agree with the respective employees on the assignment of such inventions, including i.e. by paying suitable compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the Danish Act on Employee Inventions, our business, financial condition, results of operations and prospects could be materially harmed.

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

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects could be materially harmed.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our unregistered trademarks or trade names, as well as any trademarks or service marks that we may register or have registered, may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential future partners, if any, or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could materially harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our business or permit us to maintain any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain any competitive advantage we may have. For example:

●	others may be able to make personalized cancer immunotherapies and infectious disease products or product candidates that are similar to any product candidates we may develop and commercialize or utilize similar technologies that are not covered by the claims of the patents that we now or may in the future own or have exclusively in-licensed;
●	we, our co-owners or our licensors or future partners, if any, might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or have exclusively in-licensed;
●	we, our co-owners or our licensors or future partners, if any, might not have been the first to file patent applications covering certain of our or their inventions;
●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or in-licensed intellectual property rights;
●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issued patents;
●	issued patents that we own or have exclusively in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
●	we may not develop additional proprietary technologies that are patentable;
●	the patents of others may have an adverse effect on our business; and
●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could materially harm our business, financial condition, results of operations and prospects.

Risks Related to Cybersecurity

We and our future partners, if any, or other contractors or consultants depend on information technology systems, and any failure of these systems could materially harm our business, financial condition, results of operations and prospects. Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or prevent us from accessing critical information and expose us to liability, which could also materially harm our business, financial condition, results of operations and prospects.

Our internal computer systems and those of our future partners, if any, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, pandemics, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of pre-clinical data and/or clinical trial data from one or more ongoing or completed pre-clinical projects or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple projects in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other relevant state and federal privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

While we have not experienced any material system failures, accidents or security breaches to date, we cannot guarantee that third parties will not be able to gain unauthorized access to or otherwise breach our systems in the future. Any such unauthorized access or breach could materially harm our business, financial condition, results of operations and prospects.

Risks Related to Government Regulation

Even if our future partners, if any, obtain regulatory approval for a product derived from one of our product candidates, such products will remain subject to regulatory scrutiny. Failure to obtain and/or maintain regulatory approval of our product candidates or to comply with ongoing regulatory requirements if regulatory approval is obtained, would materially harm our business, financial condition, results of operations and prospects.

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

Our future partners, if any, will have to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs and biologics are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. As such, our future partners, if any, may not promote our products “off-label” for indications or uses for which they do not have approval. The holder of an approved application must submit new or supplemental applications and obtain approval for certain changes to the approved product, product labeling, or manufacturing process. Our future partners, if any, could also be asked to conduct post-marketing clinical studies to verify the safety and efficacy of our products in general or in specific patient subsets. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.

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

Any government investigation of alleged violations of law could require us and/or our future partners, if any, to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our partners’ ability to commercialize and generate revenue from any products derived from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

Moreover, the policies of the FDA, the EMA, the TGA and other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any products derived from our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States, Europe or other countries. For example, certain policies of the current United States administration may impact our business and industry. Namely, the current United States administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these orders will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. In addition, if we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

We and our future partners, if any, may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws. If we and/or our future partners, if any, are unable to comply, or have not fully complied, with such laws, we and/or our future partners, if any, could face substantial penalties, which could materially harm our business, financial condition, results of operations and prospects.

We and/or our future partners, if any, may be subject to additional healthcare regulation and enforcement by the United States federal government and by authorities in the United States, the European Union and other jurisdictions in which we conduct our business. If our future partners, if any, obtain FDA approval for any products derived from our product candidates and begin commercializing those products in the United States, our operations may be indirectly through our future partners, if any, and their prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act, and the Physician Payments Sunshine Act and regulations. Many states and other jurisdictions have similar laws and regulations, some of which may be broader in scope. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws enacted by both the federal government and the states in which we conduct our business. The laws that will affect our operations include, but are not limited to the following:

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

Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws”, prohibit companies and their employees, agents, CROs, CMOs, legal counsel, accountants, consultants, contractors and other future partners, if any, from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or future partners, if any, even if we do not explicitly authorize or have prior knowledge of such activities.

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

Compliance with United States and international data protection laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Moreover, complying with these various laws could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with United States, European and other international data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could materially harm our business, financial condition, results of operations and prospects.

Various states in the United States, such as California and Massachusetts, have implemented similar privacy laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of patient health information and other personal information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. In addition to the California Confidentiality of Medical Information Act, California also recently enacted the California Consumer Privacy Act of 2018, or CCPA, which became effective on January 1, 2020. The CCPA has been characterized as the first “GDPR-like” privacy statute to be enacted in the United States because it mirrors a number of the key provisions of the European Union General Data Protection Regulation (described below). The CCPA establishes a new privacy framework for covered businesses in the State of California, by creating an expanded definition of personal information, establishing new data privacy rights for consumers imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. An initiative called the California Privacy Rights Act, or CCPA 2.0, passed in November 2020 and builds upon and amends the original CCPA aligning it more closely with the GDPR. CCPA 2.0 expands the privacy rights of California residents and could impact our operations or that of our future partners, if any. Other states have been considering legislation similar to the CCPA, and several federal privacy proposals are under consideration in the current session of Congress.

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

Since we are located in the European Union, we are subject to the GDPR. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules. This may be onerous and may interrupt or delay our development activities, and materially harm our business, financial condition, results of operations and prospects.

Other jurisdictions outside the European Union are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and the risks associated with non-compliance. For instance, Australia, where we are currently conducting clinical trials for EVX-01, regulates data privacy and protection through a mix of federal, state and territory laws. The federal Privacy Act 1988 (Cth) (Privacy Act) or the Privacy Act, and the Australian Privacy Principles, or the APPs, contained in the Privacy Act apply to private sector entities (including body corporates, partnerships, trusts and unincorporated associations) with an annual turnover of at least AU$3 million, and all Commonwealth Government and Australian Capital Territory Government agencies.

The Privacy Act regulates the handling of personal information by relevant entities and under the Privacy Act, the Privacy Commissioner has authority to conduct investigations, including own motion investigations, to enforce the Privacy Act and seek civil penalties for serious and egregious breaches or for repeated breaches of the APPs where an entity has failed to implement remedial efforts.

In December 2022, the Australian Government increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50m, three times the benefit of a contravention, or (where the benefit can't be determined) 30% of domestic turnover.

In addition, most States and Territories in Australia (except Western Australia and South Australia) have their own data protection legislation applicable to relevant State or Territory government agencies, and private businesses that interact with State and Territory government agencies. These Acts include:

●	Information Privacy Act 2014 (Australian Capital Territory)
●	Information Act 2002 (Northern Territory)
●	Privacy and Personal Information Protection Act 1998 (New South Wales)
●	Information Privacy Act 2009 (Queensland)
●	Personal Information Protection Act 2004 (Tasmania), and
●	Privacy and Data Protection Act 2014 (Victoria)

Additionally, there are other parts of Australian State, Territory and federal legislation that relate to data protection. For example, the following all impact privacy and data protection for specific types of data or activities: the Telecommunications Act 1997 (Cth), the Criminal Code Act 1995 (Cth), the National Health Act 1953 (Cth), the Health Records and Information Privacy Act 2002 (NSW), the Health Records Act 2001 (Vic) and the Workplace Surveillance Act 2005 (NSW).

Specific regulators have also expressed an expectation that regulated entities should have specified data protection practices in place. For example, the Australian Prudential and Regulatory Authority, or the APRA, which regulates financial services institutions requires regulated entities to comply with Prudential Standards, including Prudential Standard CPS 234 Information Security (CPS 234), and the Australian Securities and Investment Commission regulates corporations more generally.

We cannot guarantee that we are, or will be, in compliance with all applicable international regulations as they are enforced now or as they evolve. For example, depending on the jurisdiction, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws, in which case we may be subject to regulatory enforcement actions, lawsuits or reputational damage, all of which may adversely affect our business. There is significant uncertainty related to the manner in which data protection authorities will seek to enforce compliance with the GDPR, especially with regard to clinical trial conduct. For example, it is not clear if the authorities will conduct random audits of companies doing business in the European Union, or if the authorities will wait for complaints to be filed by individuals who claim their rights have been violated. Enforcement uncertainty and the costs associated with ensuring GDPR compliance may be onerous and materially harm our business, financial condition, results of operations and prospects. If we fail to comply with the GDPR and the applicable national data protection laws of the European Union member states, or if regulators assert we have failed to comply with these laws, it may lead to regulatory enforcement actions, which in a worst-case scenario can result in monetary penalties of up to $20,000,000 or up to 4% of the total worldwide annual revenue of the preceding financial year, whichever is higher, and other administrative penalties. If any of these events were to occur, our business and financial results could be significantly disrupted and adversely affected.

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

If we, our future partners, if any, or our third-party suppliers fail to comply with environmental, health and safety and regulations, we could become subject to fines or penalties or incur costs that could materially harm our business, financial condition, results of operations and prospects.

We and our future partners, if any, will become subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations and the operations of our future partners, if any, will involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations and the operations of our future partners, if any, also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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

Our business operations and the operations of our future partners, if any, and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved.

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

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with capabilities and expertise in immuno-oncology and infectious diseases as well as in artificial intelligence. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these persons due to the competitive environment in the biotechnology industry. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We currently do not have “key person” insurance on any of our employees.

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

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, also will be critical to our success. Competition for skilled personnel, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms, or at all, given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in pre-clinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and could materially harm our business, financial condition, results of operations and prospects.

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

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of the status of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when any products derived from our product candidates obtain regulatory approval, we intend to expand our insurance coverage; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could materially harm our business, financial condition, result of operations and prospects.

If our products become subject to a product recall it could harm our reputation, business financial condition, results of operations and prospects.

The FDA, the EMA, the TGA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, or a lot of other quantity of the biologic product presents an imminent or substantial hazard to the public health. For products developed using our AI platform technologies, a product recall may prevent other products derived from one or more of our product candidates using our AI platform technologies that target the same disease indication until we can demonstrate that the reason for any such product recall did not involve our technology. In addition, some governmental bodies outside the United States have the authority to require the recall of any product derived from one or more of our product candidates in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our product candidates would divert managerial and financial resources and could materially harm our business, financial condition, results of operations and prospects. Also, a recall announcement could harm our reputation with customers and negatively affect our sales, if any.

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

We may evaluate various acquisitions and collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses. Any potential acquisition, joint venture, partnerships or collaboration may entail numerous risks, including:

●	increased operating expenses and cash requirements;
●	the assumption of additional indebtedness or contingent liabilities;
●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
●	the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic merger or acquisition;
●	retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;
●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and
●	our inability to generate revenue from acquired technology or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

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

We, our future partners, if any, or other third parties upon whom we depend may be adversely affected by earthquakes, fires or other natural disasters and our, our future partners, if any, and such other third parties business continuity and disaster recovery plans may not adequately protect us or them from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us, our future partners, if any, or other third parties upon whom we depend from using all or a significant portion of our or their facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which could materially harm our business, financial condition, results of operations and prospects. Furthermore, integral parties in our supply chain are operating from single locations, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business, which could materially harm our business, financial condition, results of operations and prospects.

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

Since the closing of our IPO in February 2021 and our follow-on offering in November 2021, the market price of the ADSs has been and may continue to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, ADS holders may not be able to resell the ADSs at or above the price they paid for our ADSs. The market price for the ADSs may be influenced by many factors, including, but not limited to:

●	results of our pre-clinical development and clinical trials of our product candidates or those of our competitors;
●	the success of existing competitive products or technologies or new competitive products or technologies that may emerge;
●	announcements by us or our competitors of commencement or termination of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	regulatory or legal developments in the United States and other countries;
●	developments or disputes concerning patent applications, issued patents, or other intellectual property or proprietary rights;
●	the recruitment or departure of key personnel;
●	issuances or sales of our ordinary shares or ADSs by us, our insiders or our other shareholders or holders of the ADSs;
●	the level of expenses related to any of our product candidates or clinical development programs;
●	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

●	actual or anticipated changes in estimates as to our financial condition, results of operations, development timelines or issuance of new or updated research, reports or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	announcement or expectation of additional debt or equity financing efforts;
●	currency fluctuations;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors;
●	general economic, industry and market conditions, including the disruption in the financial markets caused by the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine; and
●	the numerous programs in our pipeline, the development of which could each generate news or significant adverse events that could impact financial results or recommendations by securities analysts.

If our quarterly or annual results fall below the expectations of investors or securities analysts, the price of the ADSs could decline substantially. Furthermore, any such fluctuations in our results may, in turn, cause the price of the ADSs to fluctuate substantially. We believe that period-to-period comparisons of our results are not necessarily meaningful and should not be relied upon as an indication of our future performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources, which could materially harm our business, financial condition, results of operations and prospects.

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

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management has been and will continue to be required to devote substantial time to compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act, which could result in sanctions or other penalties that would materially harm our business, financial condition, results of operations and prospects.

As a public company, and particularly if we are no longer an “emerging growth company” as defined in the JOBS Act, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, since becoming a public company as a result of our IPO in February 2021, the federal securities laws, including the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and The Nasdaq Stock Market LLC, or Nasdaq, have imposed various requirements on our company, including requirements to file annual and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations have made it more difficult and more expensive for us to obtain director and officer liability insurance. We may not be able to produce reliable financial statements or file these financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. In addition, we could make errors in our financial statements that could require us to restate our financial statements.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report in connection with issuing our annual financial statements as of and for the year ending December 31, 2022 by our management on our internal control over financial reporting, and may be required to provide the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in our annual filings with the SEC. To achieve compliance with Section 404 within the prescribed period, we have been and will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act. Additional legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the last day of the fiscal year following the fifth anniversary of the closing of our IPO in February 2021 (December 31, 2026). We intend to take advantage of this additional legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel have devoted and will continue to devote a substantial amount of time to these compliance initiatives.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares and the ADSs less attractive to investors.

We are an “emerging growth company” under the JOBS Act, and we will remain an emerging growth company until the earlier of:

●	the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion;
●	the date on which we have issued more than $1 billion in nonconvertible debt securities during the previous three years;

●	the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the first day of the year following the first year in which, as of the last business day of our most recently completed second fiscal quarter, the market value of our common equity held by non-affiliates exceeds $700 million; and
●	the last day of the fiscal year following the fifth anniversary of the closing of our IPO (December 31, 2026).
●	For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to public companies that are not emerging growth companies. These exemptions include:
●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;
●	reduced disclosure obligations regarding executive compensation; and
●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

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

Due to the above exemptions for foreign private issuers, our ADS holders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States, some investors may find the ADSs less attractive as a result, and there may be a less active trading market for the ADSs.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our ADSs.

If we fail to satisfy the applicable continued listing requirements of Nasdaq, such as certain corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not i) allow our ADSs to become listed again, ii) stabilize the market price or iii) improve the liquidity of our ADSs, iv) prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or v) prevent future non-compliance with the listing requirements of Nasdaq.

We qualify as a foreign private issuer and, as a result, we will not be subject to United States proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a United States domestic public company.

We report under the Exchange Act, as a non-United States company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Danish laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers depending on their size are required to file their annual report on Form 10-K within 60 or 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders and the holders of the ADSs may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a “foreign private issuer” allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP.

We have adopted and presented our financial statements in accordance with IFRS as issued by the IASB. IFRS is an internationally recognized body of accounting principles that are used by many companies outside of the United States to prepare their financial statements; and the SEC permits foreign private issuers such as our company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS accounting principles are different from those of U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS accounting principles to those of U.S. GAAP. Persons who are not familiar with IFRS may misunderstand certain information presented in our financial statements. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS accounting principles in order to better understand the differences between these two sets of principles.

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

Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 24,139,413 ordinary shares outstanding as of December 31, 2022.

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

As of December 31 2022, there were 2,743,093 warrants outstanding. If these warrants are exercised then an additional 2, 743,093 ordinary shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs. In addition, as of December 31, 2022, there were 351,036 warrants issued to EIB under the loan agreement with EIB, which are expected to be cash settled. For a more detailed description of the EIB warrants see the section herein entitled “Our EIB warrants.”

Additionally, on November 28, 2021, we entered into a Share Sale and Restriction Agreement with, Dr. Lars Staal Wegner, our former Chief Executive Officer, Dr. Niels Iversen Møller our Co-Founder, and current member of our Board of Directors, and Andreas Mattsson, our Co-Founder and Chief AI and Culture Officer, pursuant to which Dr. Wegner agreed to exercise 211,849 warrants in each of the two week exercise windows established under our Articles of Association that are expected to open two trading days following publication of our annual report and interim quarterly financial reports in March 2022, May 2022, August 2022 and November 2022, respectively.

Under the terms of this agreement, Dr. Wegner, Dr. Møller and Mr. Mattsson further agreed with us that in the corresponding open trading window related to each such exercise consisting of the four-week period commencing on the third full trading day after the date of publication of our annual report or interim financial reports in March 2022, May 2022, August 2022 and November 2022, each a Trading Window, Dr. Wegner would sell such Ordinary Shares and Dr. Møller and Mr. Mattsson will purchase such ordinary shares, with each of Dr. Møller and Mr. Mattsson purchasing fifty per cent (50%) of such shares, at a purchase price per share equal to the Volume Weighted Average Price, or VWAP, of our ADSs at the close of the market on the date of exercise as reported on Nasdaq.

Under the terms of the agreement, Dr. Møller and Mr. Mattsson agreed that during each Trading Window each of them will sell 328,731 ADSs representing ordinary shares at a price equal to the prevailing market price thereof on the date of such sale as reported on Nasdaq. Furthermore, pursuant the terms of the agreement, Dr. Møller and Mr. Mattsson are required to sell such shares and are prohibited from exercising any subsequent influence over how, when, or whether to affect the trade(s). As of December 31, 2022, due to market conditions, Dr. Møller and Mr. Mattsson had only sold 43,196 of such ADSs representing ordinary shares, thereby, leaving a total of 285,535 ADSs subject to future sale under this arrangement.

In addition, on June 7, 2022, we entered into the LPC Purchase Agreement pursuant to which we issued 428,572 commitment shares represented by ADS’ (“Commitment Shares”) to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement. As of the date of this Form 20-F we have not issued any additional ordinary shares represented by ADSs to Lincoln Park. In accordance with the terms of the LPC Purchase Agreement, we filed a selling shareholder Form F-1 Registration Statement with the SEC on July 7, 2002, which was declared effective by the SEC on August 26, 2022 registering the potential future sale by Lincoln Park of up to 4,649,250 ADSs represented ordinary shares inclusive of the 428,572 Commitment Shares. As of the date of this Form 20-F, Lincoln Park has only sold an aggregate of 2,000 of such Commitment Shares thereby leaving 426,572 of such Commitment Shares available for sale.

Additionally, on October 3, 2022, we entered into a Capital on DemandTM Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC,or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal. The ADSs are offered pursuant to a prospectus supplement, dated October 3, 2022, or the Prospectus Supplement, which was filed with the SEC on such date and our Form F-3 (Registration No. 333-265132) shelf registration statement filed with the SEC on May 20, 2022 and declared effective by the SEC on June 3, 2022. Pursuant to the Prospectus Supplement, we may offer and sell up to an aggregate of $14,439,000 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs, but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose. As of the date of this Form 20-F, we have sold a total of 2,417,446 ADSs under this ATM program for an aggregate purchase price of $4,713,910, thereby leaving up to an aggregate $3 million of ADSs available for future sale under this ATM program, depending in the development in the share price.

Sales of ADSs or our ordinary shares as restrictions end or pursuant to the above described agreements or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult for holders of ADSs to sell the ADSs.

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

If we issue new ordinary shares or sell ADSs in future financings, shareholders or holders of ADSs may experience immediate dilution and, as a result, the price of the ADSs may decline.

We may from time-to-time issue additional ordinary shares or sell ADSs at a discount from the current trading price of our ordinary shares or ADSs. As a result, our shareholders and holders of ADSs could experience further immediate dilution upon the issuance of any ordinary shares or ADSs sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, ordinary shares or ADSs. If we issue ordinary shares or securities convertible or exchangeable into ordinary shares, such as ADSs, shareholders and holders of the ADSs could experience additional dilution and, as a result, the price of the ADSs may decline.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations, or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, our existing shareholders’ ownership interest will be diluted and the terms may include liquidation preferences or other preferences that adversely affect our holders of ADS. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as imitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and licensing arrangements with third parties or through asset sales, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

Investors should be aware that the rights provided to our shareholders under Danish corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a United States company under applicable United States federal and state laws.

Under Danish corporate law, except in certain limited circumstances (which require as a minimum that a proposal for inspection has been supported by a minimum of 25% of the shareholders voting and being present at a general meeting), our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of such shareholder’s shareholdings, may do so. Shareholders of a Danish limited liability company are also unable to initiate a derivative action, a remedy typically available to shareholders of United States companies, in order to enforce a right of our company, in case we fail to enforce such right ourselves, other than in certain cases of director/management liability under limited circumstances. In addition, a majority of our shareholders may release a director or manager from any claim of liability we may have, including if such director or manager has acted in bad faith, negligently or fraudulently. However, a shareholder may bring a derivative action on behalf of our company against, among other persons, a director or manager, provided that the circumstances of the act or omission giving rise to the claim of liability was not known to the shareholder at the time of such shareholder resolution, or if shareholders representing at least 10% of the share capital represented at the relevant general meeting have opposed such shareholder resolution. In contrast, most United States federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if such director has acted in bad faith or has breached such director’s duty of loyalty to our company. Additionally, distribution of dividends from Danish companies to foreign companies and individuals can be eligible for non-refundable withholding tax, and not all receiving countries allow for deduction. Also, the rights as a creditor may not be as strong under Danish insolvency law, as under United States law or other insolvency law, and consequently creditors may recover less in the event our company is subject to insolvency compared to a similar case including a United States debtor. In addition, the use of the tax asset consisting of the accumulated tax deficit requires that we are able to generate positive taxable income and can be restricted by future amendments to Danish tax law. Finally, Danish corporate law may not provide appraisal rights in the case of a business combination equivalent to those generally afforded a shareholder of a United States company under applicable United States laws. As a result of these differences between Danish corporate law and our articles of association, on the one hand, and United States federal and state laws, on the other hand, in certain instances, holders of the ADSs could receive less protection as a shareholder of our company than such holders would as a shareholder of a United States company.

Holders of our ordinary shares or ADSs may not be able to exercise their pre-emptive subscription rights and may suffer dilution of their shareholding in the event of future issuances of our ordinary shares.

Under the Danish Companies Act, our shareholders benefit from a pre-emptive subscription right on the issuance of ordinary shares for cash consideration only and not in the event of issuance of shares against non-cash contribution or debt conversion. Even the shareholders’ pre-emptive subscription rights in the event of issuances of shares against cash payment may be disapplied by a resolution of the shareholders at a general meeting of our shareholders and/or the shares or ADSs may be issued on the basis of an authorization granted to the board of directors pursuant to which the board may disapply the shareholders’ pre-emptive subscription rights. Such shares or ADSs may be issued above or at market value. In addition, a shareholder may not be able to exercise the shareholder’s pre-emptive right on a timely basis or at all, unless the shareholder complies with the Danish Companies Act and applicable laws in the jurisdiction in which the shareholder is resident. Furthermore, the use of pre-emptive subscription rights in relation to future capital increases in our company can be restricted for United States residents according to United States securities law. As a result, the ownership interest of shareholders or ADS holders may be materially diluted in the event shares or ADSs are issued in the future. Shares or ADSs may be issued at a discount to market price in rights offerings provided that the resolution is approved by two-thirds of the votes cast and the share capital represented at the general meeting and in these cases a restriction on the ability to exercise pre-emptive rights may materially dilute the value of the ordinary shares or ADSs held by the shareholder or ADS holder in question.

Our shareholders have authorized our board of directors to issue securities, including in connection with (i) issues of new ordinary shares with preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (ii) issues of new ordinary shares without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, (iii) issues of warrants without preemptive rights for our existing shareholders at market price or at a discount price against cash payment, and (iv) issues of convertible loan notes without preemptive rights for our existing shareholders at market price against cash payment. The absence of pre-emptive rights for existing shareholders may cause dilution to such holders.

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

A non-United States corporation will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. We have not made a determination as to whether we will or will not be treated as a PFIC in the 2022 taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that we will or will not be determined to be a PFIC for the 2022 tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status. If we were to be or become a PFIC for any taxable year during which a United States holder (defined below in “Taxation – Certain Material United States Federal Income Tax Considerations”) holds ADSs, certain adverse United States federal income tax consequences could apply to such United States holder. See “Taxation – Certain Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

The Danish tax treatment of ADSs by the Danish tax authorities is uncertain.

The specific treatment of ADSs under Danish tax law is highly uncertain and not codified in law. The interpretation by the Danish tax authorities may have adverse effects on the taxation of investors. In the tax description contained herein we are assuming that the ADSs are to be treated as ordinary unlisted shares for Danish tax purposes. Recent communications and tax rulings relating to similar structures from the Danish tax authorities indicate that a holder of ADSs will be treated as holding listed shares in the company for Danish tax purposes. In the event that the holders of ADSs are not treated as holding listed shares in the company, it is likely that they will be treated as either holding unlisted shares or financial instruments for Danish tax purposes, which will impact the Danish tax treatment of the ADS holders, including in respect of the taxation of dividends paid to ADS holders. Furthermore, the communications and tax rulings from the Danish tax authorities indicate that the voting and economic rights attached to the underlying shares have been effectively transferred to the ADS holders and that they will therefore be considered as holding listed shares. In the event that the Danish tax authorities should rule differently with respect to the Company and the depositary agreement with Bank of New York Mellon and not treat the ADS holders as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.

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

If securities or industry analysts do not publish research or reports about our business or if they publish negative evaluations of the ADSs, the market price of the ADSs and their trading volume could decline.

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

As of December 31, 2022, our executive management, directors, holders of 5% or more of our ordinary shares and their respective affiliates beneficially own 42% of our outstanding voting securities. As a result, these security holders will have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that holders of ADSs may feel are in their best interest as a holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

We have broad discretion in the use of our cash, cash equivalents and investments, including the funds raised from our IPO, our follow-on offering, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement and we may not use them effectively.

Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the funds raised from our IPO, our follow-on offering, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement, and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares or ADSs. The failure by our management to apply these funds effectively could result in financial losses that could materially harm our business, financial condition, results of operations and prospects and could cause the market price of the ADSs to decline, and delay the development of our product candidates. Pending their use, we may invest our cash, cash equivalents and investments, in a manner that does not produce income or that loses value.

We may not have sufficient funds available to pay amounts due and owing European Investment Bank upon the exercise of certain warrants and may be required to use our cash, cash equivalents and investments to make such payments.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of the IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. As of December 31, 2021, we initiated the drawdown of the first tranche of the EIB Loan Agreement amounting to €7.0 million. We received the first tranche of €7.0 million on February 17, 2022.

Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants, it will do so on either a net cash settlement basis at a price equal to the market price on the date of exercise thereof, or by means of exercising its right to cause us to purchase the EIB Warrants at a purchase price equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. Since we fully expect the EIB Warrants to be cash settled, we do not expect them to affect our share capital at any time. However, since the amount of cash that we will need in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants is based on valuations to be determined in the future and, therefore, cannot be determined as of the date of this Form 20-F, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use a portion of our investments for such payments. For a more detailed discussion of the terms of the EIB Warrants see the section herein entitled “Description of Share Capital  –  Our EIB Warrants.”

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

Item 4.Information on the Company

4.A. Business Overview

General

We are a clinical-stage biotech company that aspires to lead the exploration of artificial intelligence, or AI, to develop immunotherapies with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-biotechnology company with a robust clinical pipeline of personalized cancer immunotherapies and a broad pre-clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI platforms, PIONEER™, EDEN™, RAVEN™ and ObsERV™, and we are utilizing these unique AI platforms to build a strong drug development pipeline. Drug development is a long and costly process with high attrition rates. We believe our unique AI-platforms, trained to translate vast amounts of data to identify novel disease targets for the development of unique immunotherapies, have the potential to significantly reduce drug development timelines, costs and attrition.

We aim to capture the value from the predictive power of our proprietary AI platforms and their ability to identify novel targets for drug development by building a solid pipeline of AI-powered immunotherapies within the areas of immuno-oncology and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner our immunotherapies after pre-clinical or clinical proof of concept, or PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.

We are currently in the clinic with our first two product candidates, EVX-01 and EVX-02, for the treatment of various cancers. Our third cancer immunotherapy, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is in pre-clinical development and we expect it to enter clinical Phase 1 in the second half of 2023. In addition, we are currently developing two pre-clinical bacterial vaccine product candidates, EVX-B1 and EVX-B2, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, respectively, and one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV.

Our AI Platforms and Product Development Pipeline

The immune system is widely regarded as a highly important defense system. We use the power of AI to decode the immune system and to direct it towards internal or external threats such as cancer and infectious diseases. Our AI technologies include the immuno-oncology platform PIONEER, the bacterial disease platform EDEN, the viral disease platform RAVEN and our newest proprietary AI platform technology ObsERV™. These AI technologies are based on the current understanding of the human immune system and are able to transform large amounts of biological data into algorithms that may accurately predict cellular interactions within the immune system and potentially more accurately identify targets that will stimulate a relevant immune response. We believe that the predictive power of our AI platforms will reduce both the development time and risk of failure during the various stages of drug development. We have demonstrated that our AI platforms are able to identify novel targets in just days, rather than years as is common for standard drug discovery methods. We believe that this predictive accuracy can significantly decrease the risk of failure by reducing the risk of low efficacy or unacceptable toxicity.

PIONEER is our AI platform for the discovery of patient-specific cancer targets which we use to develop truly personalized cancer immunotherapies. PIONEER identifies patient-specific tumor mutations, so called neoepitopes, that can induce strong T-cell dependent immune responses leading to tumor eradication. We believe such neoepitope-based therapies will induce a directed immune response to each patient’s tumor that can eradicate the cancer cells from the body. We are currently developing three programs for personalized cancer immunotherapy; EVX-01, EVX-02, and EVX-03, of which the first two are currently in clinical development.

EDEN is our AI platform for the discovery of bacterial disease targets. EDEN has been designed to identify novel infectious disease targets that, we believe, have the potential to be more effective than what have previously been identified using standard drug discovery methods. We are currently developing two pre-clinical bacterial vaccine programs; EVX-B1 and EVX-B2, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, respectively.

RAVEN is our AI platform for the discovery of viral disease targets. RAVEN combines the essential AI tools from our PIONEER platform with structural in silico AI tools from EDEN to discover novel potent B- and T-cell vaccines which, we believe, may be able to eliminate infected cells at any stage of the viral replication cycle. We are currently in pre-clinical development with our first viral vaccine candidate, targeting cytomegalovirus, or CMV.

Recent Developments

On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of EVX-02, our DNA-based personalized cancer immunotherapy, in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment.
●	Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events, or AEs, and was relapse-free at the last visit at nine months.
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed.
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers.
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells.

On March 23, 2023, we announced the development of ObsERV™, our newest proprietary AI platform technology. ObsERV™, Evaxion’s new proprietary AI platform technology, identifies patient-specific virus targets, so-called ERVs (endogenous retroviruses), expressed in cancer. Evaxion has demonstrated that overexpression of such ERVs is strongly associated with the overall survival of cancer patients, notably of patients that are normally considered unresponsive to immunotherapy. In addition, the Company has preclinically demonstrated complete tumor eradication in animal models when targeting ERVs.

Product Development Pipeline

We believe that our AI-identified targets can be delivered using any delivery modality, such as mRNA and our proprietary DNA-targeting technology, and we are building a diverse product pipeline utilizing such different delivery modalities.

Figure 1: Our AI platforms and drug development pipeline.

Figure 2: Anticipated key milestones 2023.

EVX-01

EVX-01 is a novel liposomal, peptide-based cancer immunotherapy designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor. EVX-01 is currently in a Phase 2 global multi-center clinical trial for the treatment of metastatic melanoma and is administered in combination with Keytruda® (pembrolizumab), a humanized anti-human PD-1 monoclonal antibody developed by Merck & Co., Inc., or Merck. A Clinical Trial Collaboration and Supply Agreement, or CTCSA, is in place with MSD International GmbH and MSD International Business GmbH (known collectively as MSD outside the United States and Canada), both of which are subsidiaries of Merck, to evaluate the combination of EVX-01 with MSD’s KEYTRUDA®.

The Phase 2 clinical trial is a single arm trial evaluating the efficacy and safety of EVX-01 in combination with KEYTRUDA® in adults with unresectable or metastatic melanoma. The study is designed to evaluate if EVX-01 improves the best overall response (BOR) in patients with an initial assessment of stable disease (SD) or partial response (PR) after initiating KEYTRUDA® treatment, as compared to historical outcomes with KEYTRUDA® alone in metastatic or unresectable melanoma.

It is anticipated that the trial will be conducted globally at clinical sites across the United States, Europe, and Australia in collaboration with Merck. Patients enrolled in the Phase 2 clinical trial will receive standard of care treatment along with KEYTRUDA® in combination with EVX-01, or in the event of progression, another standard of care treatment in combination with EVX-01. We are responsible for the conduct of the trial. We will continue to collaborate with Merck as the data mature.

The first patient in the EVX-01 Phase 2 trial was dosed in Australia in September 2022. In November 2022, we submitted an Investigational New Drug Application, or IND along with a Fast Track designation request to the U.S. Food and Drug Administration, or FDA, for the Phase 2 clinical trial of EVX-01 in combination with KEYTRUDA® for the treatment of patients with metastatic melanoma. On December 22, 2022, the FDA notified us that it had reviewed our IND and determined that we could proceed with our Phase 2 trial. In January 2023, we received Fast Track designation from the FDA for the study.

In addition, we have received approval of our Clinical Trial Applications, or CTAs, for the Phase 2 trial from regulatory authorities in Australia and Italy.

The first clinical interim data is planned to be presented in Q4 2023. Full study readout is expected in 2025.

Clinical interim data from the Phase 1/2a trial of EVX-01 in metastatic unresectable melanoma demonstrated an overall response rate of 67% across all nine patients compared with a historical overall response rate of 33-40% with anti-PD-1 treatment alone. In addition, the data showed induction of neoepitope-specific T cells in 100% of patients. 76% of the administered neoepitopes induced reactive T cells in patients, of which 83% were de novo responses. We plan to present the full clinical data from the Phase 1/2a study in Q2 2023.

EVX-02

EVX-02 is a DNA-based cancer immunotherapy designed to induce a therapeutic immune response in the adjuvant setting in patients with resected melanoma, when administered in combination with a PD-1 inhibitor. In March 2022, we reported completion of recruitment of the EVX-02 Phase 1/2a clinical trial and in November 2022, we announced an interim study readout from eight patients. The data demonstrates activation of neoepitope-specific T cells with tumor killing potential and that T-cell responses were robust and long lasting indicating potential for a clinically relevant anti-tumor immune attack. The treatment appeared to be well tolerated in all patients, with only very mild AEs, observed in relation to EVX-02 treatment.

On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of EVX-02, our DNA-based personalized cancer immunotherapy, in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment.
●	Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events, or AEs, and was relapse-free at the last visit at nine months.
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed;
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers;
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells.

We believe the interim data serve as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.

EVX-03

EVX-03 is an improved, next generation DNA-based immunotherapy with a proprietary antigen-presenting cell, or APC, targeting unit, for the treatment of various cancers. We believe our DNA technology has the potential to improve antigen presentation, anti-tumor immunity and hence clinical response. The goal of our EVX-03 cancer immunotherapy is to promote T-cell priming and expansion of effector T cells for direct and specific tumor killing, and we intend to develop EVX-03 for the treatment of multiple cancers, including non-small cell lung cancer.

Our EVX-03 product candidate is currently in pre-clinical development. Pre-clinical data demonstrates that adding our APC-targeting unit leads to high levels of neoepitope-reactive T cells and significant tumor reduction even at very low doses. We believe preliminary immune and safety data from the Phase 1/2a clinical trial of EVX-02 together with pre-clinical data from both our DNA-based cancer immunotherapies, EVX-02 and EVX-03, support moving EVX-03 quickly through clinical Phase 1 and towards clinical Phase 2. We intend to submit a regulatory filing for EVX-03 and to enter clinical Phase 1 in the second half of 2023.

EVX-B1

EVX-B1 is a prophylactic multi-component vaccine initially in development for the prevention of S. aureus-induced skin and soft tissue infections, or SSTI, in patients undergoing elective abdominal hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN as well as a chimeric toxin, formulated with a potent adjuvant. We believe that the predictive power of EDEN and our unique approach to vaccine design will result in a highly protective vaccine. EVX-B1 is in late stage pre-clinical development.

EVX-B2

EVX-B2 is a prophylactic vaccine being developed to target diseases caused by N. gonorrhoeae. EVX-B2 is composed of a fusion protein with two antigen subunits, identified by EDEN and formulated with a potent adjuvant. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.

In September 2022, together with UMass Chan Medical School, we received a grant from the U.S. National Institutes of Health, or NIH, to support the evaluation of our EVX-B2 candidate using DNA and mRNA vaccine delivery platforms and to progress the development of our EVX-B2 vaccine candidate.

EVX-V1

In December 2022, we announced our first viral vaccine product candidate, targeting CMV. We are utilizing our AI platform RAVEN to design a next-generation vaccine candidate that elicits both cellular and humoral responses.

EVX-V1 will be developed in collaboration with ExpreS2ion Biotechnologies AB, or ExpreS2ion. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections. EVX-V1 is currently in a pre-clinical discovery phase.

Our Strengths

●	We harvest the fruits of 15 years of pioneering AI development and today stand strong with what we believe to be best-in-class AI capabilities for discovery of novel immunotherapy-targets for both cancer and infectious disease.
●	Our three AI platforms, PIONEER, EDEN and RAVEN, have allowed us to generate six pipeline programs, all with first-in-class potential, and of which our first two oncology product candidates are currently in clinical development.
●	Our in-house capabilities for screening and testing of novel targets allow us to move rapidly from target identification to pre-clinical development.
●	Our AI platforms for rapid discovery of more effective targets may allow us to partner our pipeline programs following pre-clinical proof of concept.
●	Our scalable AI platforms potentially allow us to enter into multiple partnerships in parallel, maintaining a balanced risk and cost profile.

Our Strategy

We believe our best-in-class AI platforms provide a unique target discovery engine that can generate novel drug targets for personalized cancer immunotherapies as well as for any bacterial or viral disease. With an internal focus on the early development stages, our aim is to enter into multiple partnerships during pre-clinical and/or early clinical development in order to share the costs and risks associated with product development and to be better able to build and broaden our pipeline. More specifically, our strategy is to:

●	Validate the predictive ability of our proprietary AI platforms. By developing product candidates through pre-clinical PoC, our ambition is to demonstrate improved efficacy compared to existing therapies.
●	Continue to invest in our people. By bringing together leading experts within AI and immunology, our goal is to invest in our team to realize their full potential and maximize their expertise. We intend to further strengthen our position by collaborating closely with academic institutions at the frontier of new knowledge.
●	Further strengthening the performance of our AI platforms. We continuously invest in the development of our proprietary AI platforms by incorporating new immunological data to improve the predictive power of the in silico models of the AI platforms. In parallel, we are developing novel platforms such as the emerging AI-DeeP platform, which we intend to use for the prediction of immunotherapy response.
●	Expand and advance our personalized cancer programs to clinical PoC. We intend to advance our current personalized cancer immunotherapy product candidates through clinical development for subsequent partnering of the assets after clinical PoC and bring additional personalized immunotherapies into clinical development.

●	Build a broad pre-clinical infectious disease pipeline. We intend to use our AI platforms to build a broad portfolio of pipeline candidates for infectious diseases, to be developed in partnerships or out-licensed for further development.
●	Pursue multi-target discovery collaboration on EDEN and RAVEN. Our EDEN and RAVEN AI platforms constitute potentially powerful target discovery engines that could be used to identify novel vaccine antigens for additional bacterial or viral pathogens at the request of a partner. We intend to pursue such collaborations in which we would anticipate receiving up-front payments and development milestones and where the partner would take on the major risks and development costs.
●	Build and maintain a strong IP portfolio. Our intellectual property, or IP, portfolio covers AI platforms and pipeline product candidates within immuno-oncology and infectious disease, to ensure the exclusive rights for partnering.

Our Management Team

We believe that our fully AI-driven approach and our portfolio of AI platforms places us at the forefront of effectively translating the immune system into novel drug candidates that trigger the immune system to treat a variety of diseases. To deliver on our objectives, we have built an experienced and broadly skilled management team. Our Chief Executive Officer, Per Norlén, M.D., Ph.D., joined us in October 2022. He has more than 20 years of experience of drug development, from discovery through pre-clinical development up to clinical Phase 2, with a focus on immuno-oncology, oncology, and immunology, and has extensive experience from executive leadership roles. He served as Global Discipline Leader of Clinical Pharmacology Physicians at AstraZeneca R&D 2006-2010, and then joined Alligator Bioscience as Chief Medical Officer in 2010, where he became Chief Executive Officer in 2015 until 2021 where he became Chief Executive Officer at Targinta. Prior to that, Dr. Norlén worked as a Board Certified clinical pharmacology physician at Lund University Hospital, where he was also an Associate Professor in clinical pharmacology.

Our Chief Financial Officer, Bo Karmark, joined us in May, 2022. Mr. Karmark is an experienced financial executive with a career spanning more than 25 years working for several multinational publicly listed companies, primarily in the biotech, pharma, and bioscience industries. Before joining Evaxion, he served as CFO for Aquaporin A/S. Prior to that, Mr. Karmark held numerous financial management positions at various companies including Chr. Hansen A/S, H. Lundbeck A/S, and NsGene A/S.

Our Chief Operating Officer Jesper Nyegaard Nissen, MSc, also joined us in March 2022. Mr. Nissen has more than 25 years of experience in the pharmaceutical industry across finance, investments, research and development. Mr. Nissen began his career in Novo Nordisk Corporate Finance. In 2020, Mr. Nissen moved into senior leadership roles as Vice President / and later as Corporate Vice President within for Global Research Operation. Since January 2021 until joining us, Mr. Nissen worked for Fujifilm Diosynth Biotechnologies in the program management team for large scale capital projects.

Our Co-Founder and Chief AI and Culture Officer, Andreas Holm Mattsson, is a pioneer within in silico development, having already initiated the framework of our proprietary AI platforms while enrolled in academic studies, and eventually inventing the EDEN platform.

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

In March 2023, Dr. Erik Deichmann Heegaard, our Chief Medical Officer, or CMO, at the time was terminated and Dr. Norlén along with our Vice President of Clinical Development assumed Dr. Heegaard’s duties as CMO.

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

To overcome this, immunotherapies use different ways to seek the power of the patient’s own immune system to fight cancerous cells. The regulatory approval of immune checkpoint inhibitors, or CPIs, has been a major breakthrough in treatment of patients suffering from advanced solid tumor cancers by demonstrating beneficial clinical responses, durable disease control and improved survival in subsets of patients. Detailed mapping of the underlying mechanisms has revealed that the CPI-induced antitumor effect is associated with the patient’s ability to mount a tumor-specific T-cell response. To further improve clinical efficacy, different co-targeting strategies are currently being explored, including the combination of CPI and T-cell immunotherapies capable of directing and improving the patients’ immune response specifically towards essential functions in the cancer cells.

The Role of T Cells in Cancer Immunotherapy

T cells are a type of white blood cells that play a central role in the immune system. T cells are involved in both detecting and killing infected or abnormal cells, such as cancer cells, as well as coordinating immune responses. T cells can be classified into two major subsets, CD4+ T cells and CD8+ T cells, each possessing different functionalities. CD8+ T cells are considered the main effectors in T-cell mediated tumor killing, however, several reports have highlighted the importance of inducing both CD4+ and CD8+ T cells as T helper 1, or Th1, CD4+ T cells support CD8+ T cells priming as well as promote the desired effects via secretion of effector cytokines.

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

The immune system refrains from targeting the body’s own healthy cells principally through processes known as central and peripheral tolerance, by which T cells are educated not to respond to MHCs displaying peptides from normal proteins and, therefore, T cells avoid targeting normal cells for destruction. The TCR-peptide-MHC interaction is a vital immune mechanism that allows the body both to respond against threats, including cancer, as well as to avoid targeting the body’s own healthy cells. Understanding the interactions between TCRs, peptides and specific MHC alleles is critical to directing and activating an immune response to cancer.

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

We believe a truly personalized approach, incorporating the entirety of the tumor ecosystem, while taking a more unbiased approach to drug design, is required to advert the inherent complexities of the tumor microenvironment and heterogeneous cellular landscape, and to improve the clinical outcome of cancer immunotherapies. We believe such approach can be achieved by directing immunotherapies towards cancer-exclusive peptide sequences, so called neoepitopes, displayed on the surface of tumor cell originating from patient-specific mutations. Neoepitope-targeting immunotherapies have shown great promise in pre-clinical animal models as well as in early clinical trials. Of note, Moderna and Merck recently announced their personalized neoantigen targeting therapy met the primary endpoint in a Phase 2b trial in melanoma patients.

Neoepitopes provide an avenue for tumor-specific immune cell recognition, a prerequisite for a beneficial clinical response of a neoepitope-based immunotherapy. Antigen presenting cells, or APCs, educate the immune system by presenting neoepitopes to T cells. Tumor cells often present neoepitopes on their cell surface, providing accessible targets for T cells. T cells recognize and kill neoepitope-presenting cancer cells and effect a positive feedback loop to heighten and broaden the cancer specific immune response as more epitopes will be available for APC uptake upon T-cell mediated tumor cell lysis.

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

Cancer patients normally do not have a meaningful numbers of T cells that recognize their tumor. We believe a neoepitope-targeting approach will generate a strong, de novo tumor-specific T-cell response which will lead to killing of tumor cells and thereby an improved clinical response. Further, we believe such approach has encouraging therapeutic potential because neoepitopes represent foreign elements to the immune system and are unique to each person’s tumor cells which means neither self-tolerance nor adverse side effects are likely to limit the clinical application of a neoepitope-based immunotherapy.

We believe our truly personalized approach targeting neoepitopes will allow us to harness the natural power of a patient’s own immune system to elicit a strong, cancer-specific immune response, potentially holding the key to long-lasting tumor control or even a possible cure for many cancer patients.

PIONEER – Our AI Platform for the Discovery of Novel, Personalized Immuno-Oncology Therapies

Overview

PIONEER is our proprietary AI platform for the rapid discovery and design of personalized neoepitopes used to derive immuno-oncology therapies. Our proprietary in silico AI models within PIONEER, for the prediction of T-cell activation, allow us to efficiently identify and select those neoepitopes that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our PIONEER derived immunotherapies is to deliver therapeutic neoepitopes to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells. As shown in Figure 3 below, PIONEER simulates the key biological steps in presenting each neoepitope to the patient’s immune system with our high-performance, AI-based in silico models.

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

We will continue to train and incorporate more data into PIONEER to ensure that our in silico AI models remain state-of-the-art. In addition, we continue to include new features in the platform to further increase its predictive power.

Key Advantages of Our PIONEER Platform

●	Identification of Therapeutic Neoepitopes: PIONEER is able to identify therapeutic neoepitopes that drive a T-cell response with higher accuracy compared to predictions done by state-of-the-art public tools. Clinical interim data from the Phase 1/2a trial of EVX-01 demonstrated induction of neoepitope-specific T cells in 100% of patients with an overall response rate of 67% compared with a historical overall response rate of 33-40% with anti-PD-1 treatment alone. Further, clinical interim data from the Phase 1/2a trial of EVX-02 demonstrated activation of neoepitope-specific T cells with tumor killing potential in patients, and that T-cell responses were robust and long lasting.
●	Identification of Multiple Neoepitopes: PIONEER identifies multiple neoepitopes that can be incorporated in the immunotherapy to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.

●	World Wide Clinical Applicability: PIONEER is clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.

We believe we are uniquely positioned to develop a neoepitope-based immunotherapy and address the shortcomings from competing approaches through our proprietary algorithms and in silico AI models contained in PIONEER.

Using PIONEER to Derive Our Immuno-Oncology Candidates

Figure 6: Our process for delivering a personalized cancer immunotherapy.

As shown in Figure 6 above, the following steps describe our process for delivering a personalized cancer immunotherapy:

Step 1 – Tissue Biopsy: Tumor tissue sample(s) and a blood sample are collected from the patient;

Step 2 – DNA and RNA sequencing: We then apply deep-sequencing to the patient’s tumor biopsy specimen and blood to derive high-quality DNA and RNA sequence information;

Step 3 – Identify Critical Neoepitopes: PIONEER uses this sequence information to identify tumor mutations. Next, PIONEER identifies potential neoepitopes from the tumor mutations and selects the top 10-20 neoepitope candidates and designs the final cancer immunotherapy; and

Step 4 – Administer Neoepitopes to Patient: The selected neoepitopes are manufactured and administered to the patient.

Initially, our personalized immunotherapies are intended for the use as a combination therapy with CPIs. Evidence suggests that in patients responding well to CPI treatment, the response is partly mediated by neoepitope-reactive T cells. Induction of de novo neoepitope-specific T cells in combination with CPIs may increase the number of patients responding to treatment as well as improve the long-term clinical outcome. Further, we believe PIONEER has potential for repeat use by targeting emerging cancer clones in relapsing patients.

Our PIONEER Derived Immuno-Oncology Programs

We are currently advancing a clinical pipeline of personalized cancer immunotherapies derived from our PIONEER platform.

Figure 7: Our immuno-oncology product development pipeline derived from PIONEER.

Our EVX-01 Product Candidate

Overview

Our EVX-01 product candidate is a novel liposomal, peptide-based cancer immunotherapy designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor. EVX-01, in combination with PD-1 CPIs, is intended for the first-line treatment of a variety of metastatic and unresectable cancers amenable to PD-1 inhibition.

EVX-01 is currently in clinical Phase 2 development in a global multi-center trial in metastatic melanoma, administered in combination with Keytruda® (NCT05309421). The first patient in the Phase 2 trial was dosed in Australia in September 2022.

EVX-01 consists of five to 10 PIONEER-identified neoepitopes formulated as peptides (neopeptides) together with a strong CD8+ and CD4+ T-cell inducing adjuvant, CAF09, in-licensed from Statens Serum Institute, or SSI. When administered to the patient, we believe EVX-01 will induce neoepitope-specific T cells that will migrate to the tumor site and induce tumor killing or target circulating tumor cells to eliminate these before becoming metastatic.

The development and Phase 1/2a clinical trial of EVX-01 was partly funded through a $3 million grant from the Innovation Fund Denmark and conducted in collaboration with a consortium consisting of Center for Cancer Immune Therapy at Herlev Hospital, Department of Health Technology at Danish Technical University, Center for Genomic Medicine at University Hospital Copenhagen and the Center for Vaccine Research at SSI. Evaxion retains all of the commercial development rights to EVX-01.

Addressable Market for EVX-01

We are currently developing EVX-01 for the treatment of advanced or metastatic unresectable melanoma with the potential to expand into other solid tumor types such as non-small cell lung cancer, or NSCLC, and bladder cancer. According to the American Cancer Society, in 2023 there will be in the U.S.:

●	97,610 new melanoma cases and 7,990 deaths from melanoma;

●	238,340 new lung cancer cases and 127,070 deaths from lung cancer. NSCLC makes up on average 84% of all lung cancer cases; and
●	82,290 new cases of bladder cancer and 16,710 deaths from bladder cancer.

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

Initial Data Readout from our EVX-01 Phase 1/2a Clinical Trial

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

Figure 8: Clinical design of the first-in-human Phase 1/2a clinical trial in the EVX-01 program.

In July 2021, we announced initial data readout from our Phase 1/2a clinical trial of EVX-01 in advanced or metastatic unresectable melanoma showing that EVX-01 in combination with anti-PD-1 compares favorably to anti-PD-1 treatment alone. The initial data demonstrated an overall response rate, or ORR, of 67% across all nine patients compared with a historical ORR of 40% with anti-PD-1 treatment alone. The study also demonstrated a complete response, or CR, of 22%, compared with a historical CR of 7% with anti-PD-1 treatment alone. Among the four patients on the highest two doses, there was an ORR of 75%. Three patients with stable disease, or SD, for 10, eight and nine months on anti-PD-1 treatment alone, achieved CR, CR and a partial response, or PR, respectively, following EVX-01 administration. In addition, the data showed induction of neoepitope-specific T cells in 100% of patients. 76.2% of the administered neoepitopes induced reactive T cells in patients, of which 83.3% were de novo responses. Data from the trial also showed that EVX-01 appeared to be well-tolerated with only Grade 1 and 2 adverse events such as fatigue and fever.

We anticipate a full readout from the Phase 1/2a trial will be announced in the first half of 2023.

Figure 9: Results on nine patients with metastatic melanoma treated with EVX-01 in the EVX-01 Phase 1/2a clinical trial.

As shown in Figure 10 below, a benefit of the combination therapy was observed for six patients. Of these, two patients had a CR, four patients had a PR, one patient had SD, and two patients had progressive disease, or PD, as best outcome.

100 %
75%
50 %
25 %
0 %
-25%
-50 %
-75 %
-100 %
PD
SD
PR
CR
D02_C
D01_D
D01_E
D03_A
D01_B
D02_B
D02_C
D01_A
D02_A

Figure 10: % change in target lesion size for nine patients treated with EVX-01. Disease development determined according to RECIST criteria. PD: Progressive disease, SD: Stable disease, PR: Partial response, CR: Complete response.

Data from our clinical trial suggests that patients treated with higher dose levels of EVX-01 (dose level two and three) appear to have a better T-cell response. When investigating the effect of peptide dose on T-cell response in general, we found that higher dose levels increase ORR and T-cell activation.

When investigating the safety profile, we found that increasing the dose level of EVX-01 does not affect the safety profile. Only grade 1 and 2 treatment related adverse events, or TRAEs, were observed across the three dose levels. Most frequently observed TRAEs include fatigue, stomach pain and fever.

Figure 11: TRAEs observed for the nine patients treated with EVX-01.

Neoepitope and Clinical Response Correlations

As shown in Figure 12 below, we observed a correlation between broadness of immune response and clinical benefit when investigated if responding patients had a higher frequency of neoepitopes resulting in a tumor specific immune response as measured in blood by ELISpot. As seen in Figure 12, responding patients in general had a higher frequency of immunogenic neoepitopes after three EVX-01 doses. Furthermore, de novo induced neoepitopes were also more frequently induced in responding patients. We also observed a correlation between PIONEER predictions and clinical benefit when investigating the PIONEER score and the number of identified, high quality neoepitopes against clinical outcome in the nine patients. As seen in Figure 13 below, responding patients generally harbor more high scoring neoepitopes and more high quality neoepitopes.

Figure 12: Frequency of immunogenic neoepitopes (left)and frequency of neoepitopes inducing a de novo immune response (right). Clinical response as defined by RECIST, immunogenic neoepitopes are defined as neoepitopes where the T-cell response (SFU) after three EVX-01 treatments is at least double the response induced by irrelevant peptides at the same timepoint, frequency of immunogenic neoepitopes is calculated per patient and de novo immunogenic neoepitopes are defined as neoepitopes where the T-cell response (SFU) is less than or equal to twice the response induced by irrelevant peptides at timepoints before EVX-01 treatment and at least double the response induced by irrelevant peptides after three EVX01 treatments.

Figure 13: Average PIONEER neoepitope score (left) and frequency of high-quality PIONEER neoepitopes (right). Clinical response as defined by RECIST, mean PIONEER score is the mean PIONEER score of the 5-10 neoepitopes included in the treatment of individual patients, high quality neoepitopes are defined as neoepitopes with a PIONEER score above the median value of all neoepitopes included in the treatments in EVX-01 (5-10 neoepitopes per patient, 63 neoepitopes in total).

Patient Cases From our EVX-01 Phase 1/2a Trial

Patient D02_A is a 64-year-old female diagnosed with Stage IV (M1a) metastatic melanoma with a PD-L1 tumor expression of <1%. Lesion A (right arm subcutaneous administration, or sc,, target lesion) and lesion B (abdominal sc) were identified at baseline. This patient had SD on CPI for 10 months prior to EVX-01 treatment (Cohort B) and achieved a complete response after treatment with EVX-01 (Figure 14). The patient had a T-cell response to 100% of the EVX-01 neoepitopes and the neoepitope-specific T-cell responses were observed to migrate to the neoepitope target. CT scan and PET-CT showed complete elimination of the tumor following EVX-01 treatment (Figure 15).

SD 10 months on anti-PD1
Neoepitope-specific T-cell response
100%
50%
0%
-50%
-100%
% change in lesion
400
300
200
100
0
SFU/10^6PBMCs
EVX-01 inj.
Scan SD
Scan PR
Scan CR
-200
-100
0
100
200
300
400
Days
SC right arm
SC abdominal (biopsy)

Figure 14: The change in lesion size measured for Patient D02_A. The % change in lesion size is plotted at each evaluation time point. The time point for each EVX-01 dose is indicated in the plots with black arrows. The strength of the neoepitope-specific immune response in patient PMBCs, as measured by IFNy ELISPOT, are also included in the spider plots, visualized with blue bars.

Figure 15: CT scan and PET-CT for Patient D02_A at enrollment (top) and following EVX-01 treatment (bottom).

Patient D01_B is an 81-year-old male diagnosed with Stage IV (M1b) metastatic melanoma. Lesion A (left lung) and lesion B (left thorax wall) were identified at baseline. This patient was treatment näive upon enrollment (Cohort A) and achieved a partial response lasting more than 24.5 months after treatment with EVX-01. CT scan and PET-CT show clear reduction in tumor size following EVX-01 treatment (Figure 17).The patient had a T-cell response to 100% of EVX-01 neoepitopes, sustained EVX-01 specific T-cell levels and increased immune activation in the tumor microenvironment following EVX-01 treatment was observed (Figure 18).

Neoepitope-specific T-cell response
100%
50%
0%
−50%
−100%
% change in lesion
500
400
300
200
100
0
SFU/10^6PBMCs
EVX-01 inj.
0
100
200
300
400
500
600
700
800
Days
left lung
left thorax wall (biopsy)

Figure 16: The change in lesion size measured for Patient D01_B. The % change in lesion size is plotted at each evaluation time point. The time point for each EVX-01 dose is indicated in the plots with black arrows. The strength of the neoepitope-specific immune response in patient PMBCs, as measured by IFNy ELISPOT, are also included in the spider plots, visualized with blue bars.

Figure 17: CT scan and PET-CT for Patient D01_B at enrollment (top) and following EVX-01 treatment (bottom).

Figure 18: Genomic biomarker expression profiling of baseline and follow-up tumor biopsies of patient D01_B indicating that CD8+ T cells and NK cells are activated and infiltrating the tumor microenvironment. Induction is observed after CPI treatment and further induction is observed after EVX-01 treatment.

Our Phase 2 Clinical Trial

Based on our Phase 1/2a clinical trial interim data readout on October 21,2021, we entered into the Merck CTCSA to evaluate in a new Phase 2 clinical trial, the combination of our personalized cancer immunotherapy, EVX- 01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab), a humanized anti-human PD-1 monoclonal antibody.

The Phase 2 clinical trial is an open-label, multi-center, single arm trial evaluating the efficacy (best objective response, overall response rate, progression free survival and overall survival) and safety of EVX-01 in adults with advanced or metastatic unresectable melanoma on pembrolizumab. The trial is designed to show an improvement in the best overall response of patients with SD or PR after 12 weeks on pembrolizumab treatment. The trial design is guided by recently published KEYNOTE-001 and 006 data from MSD which demonstrates that advanced melanoma patients with SD at week 12 and subsequent progression had poor survival outcomes. We believe EVX-01 in combination with pembrolizumab has the potential to significantly improve patient outcomes. The trial design is developed in collaboration with world leading KOLs; Georgina Long (Melanoma Institute Australia, AU), Patrick Ott (Dana-Faber Cancer Institute, USA) and Inge-Marie Svane (Center for Cancer Immune Therapy, Denmark), and will be conducted in partnership with MSD.

Figure 19: Schematic presentation of the EVX-01 Phase 2 clinical trial design. Each patient receives 18 cycles with pembrolizumab (approximately two years).

In January 2022, we received regulatory clearance from the Australia Therapeutic Goods Administration, or the TGA, to initiate the Phase 2 clinical trial of EVX-01, and in September 2022, we announced enrollment of the first patient in our Phase 2 trial in Australia.

In June 2022, we submitted a CTA to the Italian Medicines Agency, which was approved on September 16, 2022. Further, on November 23, 2022, we submitted an IND to the FDA, which was granted approval on December 22, 2022. Further, we received Fast Track designation from the FDA on January 17, 2023.

The trial design allows for fast readout, and we anticipate interim readout in Q4 2023. Full study readout is expected in 2025.

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

Our EVX-02 and EVX-03 Product Candidates

Overview

Our additional two personalized cancer immunotherapies, EVX-02 and EVX-03, developed based on our PIONEER AI platform, are in early clinical and late pre-clinical development, respectively. The two candidates both comprise PIONEER top-ranked neoepitopes contained in a plasmid DNA. EVX-02 is our product candidate for adjuvant treatment of resectable melanoma, whereas EVX-03 is an improved, next generation immunotherapy with a proprietary APC targeting unit, intended for treatment of patients with locally advanced or metastatic solid tumors, including non-small cell lung cancer. The goal of the two cancer immunotherapies is to promote T-cell priming and expansion of cancer-specific effector T cells for direct and specific tumor killing. Both personalized immunotherapy candidates will be administered to patients in combination with CPI.

Summary

Our pre-clinical studies demonstrated that both EVX-02 and EVX-03 inhibited tumor growth in mice and induced functional therapy-specific T cells. Direct comparison of the potency of EVX-02 and EVX-03 in mice clearly indicated a beneficial effect of the APC targeting unit, as evidenced by a lower tumor protective dose of EVX-03 compared to EVX-02 and higher levels of neoepitope-specific T cells induced by EVX-03 compared to EVX-02. Further, the combination of our neoepitope DNA therapy and CPI treatment of mice enhanced the antitumor effect, which we believe indicates a positive interplay of the two therapies. Furthermore, a favorable safety profile of EVX-03 in mice was observed in a Good Laboratory Practices, or GLP, toxicology study investigating repeated high doses of EVX-03.

Interim data from a first-in-human Phase 1/2a clinical trial investigating the safety, tolerability and pharmacodynamic response of EVX-02, substantiated a promising safety profile and ability to activate neoepitope-specific T cells of our first-generation neoepitope DNA therapy.

We believe that the preliminary safety and immune data from the EVX-02 Phase 1/2a trial substantiates the clinical relevance of DNA-mediated delivery of neoepitopes. We anticipate that the clinical data from our EVX-02 DNA therapy in combination with the improved EVX-03 anti-tumor effect in pre-clinical models support moving into a first-in-human Phase 1 clinical trial, investigating the safety and pharmacodynamic effect of our second-generation DNA therapy, EVX-03.

Background

We have chosen to use a DNA-based vaccine format for several reasons: It is well-established that DNA vaccines harbor self-adjuvating capacities as they can activate the innate DNA sensing machinery in mammalian cells. This directs the immune response towards Th1-like immunity which is generally considered to be preferable in cancer therapies. Further, the DNA plasmid allows for full inclusion of highest ranking immunogenic neoepitopes. Moreover, with the recent approval of a plasmid DNA vaccine for prevention of severe COVID-19 disease, it is now established that DNA vaccines can induce a clinically relevant immune response.

When administered to the patient, we expect that the EVX-02 and EVX-03 DNA therapies will be taken up by APCs and will be expressed as peptides, processed into smaller components, and loaded onto the MHC molecules on the cell surface eliciting a neoepitope-specific immune response. The APC unit is believed to mediate effective recruitment and activation of APCs to the local site of injection, thus further enhancing the neoepitope-specific immune response.

Figure 20: Illustration of our two neoepitope targeting DNA therapies, EVX-02 and EVX-03. Both candidates comprise PIONEER-identified neoepitopes inserted as a neoantigen unit into a backbone plasmid with immune stimulating elements. EVX-03 comprises an APC-targeting unit linked to the neoantigen unit via a dimerization unit, illustrated in dark blue.

Our EVX-02 Phase 1/2a Clinical Trial

The EVX-02 clinical trial is a first-in-human, open label, safety and pharmacodynamic multi-center trial in resectable Stage III/IV melanoma patients (NCT04455503), initiated in the third quarter of 2020. Each patient did, upon tumor resection, receive a unique EVX-02 immunotherapy designed based on their tumor genomic fingerprint in combination with PD-1 CPI. Each patient received eight doses of EVX-02 at a two-week interval. Anti-PD-1 therapy was administered before, during and after administration of EVX-02 to unleash the potential of the EVX-02-specific T cells to mediate tumor killing.

Preliminary Data Readout from Our EVX-02 Phase 1/2a Clinical Trial

In March 2022, we reported completion of recruitment of the EVX-02 Phase 1/2a clinical trial and in November 2022, we announced preliminary data readout from eight patients demonstrating activation of neoepitope-specific T cells with tumor killing potential.

Interim results in summary:

●	Treatment appeared to be well tolerated in all patients, with only very mild AEs observed in relation to EVX-02 treatment
●	EVX-02 induced neoepitope-specific T-cell responses were detected in all patients
●	The T-cell responses were robust and long-lasting

We believe the interim data serve as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.

On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of its DNA-based personalized cancer immunotherapy, EVX-02 in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of 8 immunizations with EVX-02 were relapse-free at their last assessment

●	Of these 10 patients, 9 completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events (AEs), and was relapse-free at the last visit at 9 months
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells

Our EVX-02 and EVX-03 Pre-Clinical Data

The pharmacological effect of EVX-02 and EVX-03 was addressed in the well-established CT26 syngeneic mouse model of colorectal cancer. As both immunotherapies are truly personalized and the therapy design is based on each patient’s individual tumor mutational profile, pre-clinical efficacy testing of personalized EVX-02 and EVX-03 therapies is not feasible. Instead, mouse surrogate compounds were designed by PIONEER through identification of CT26 tumor-specific neoepitopes.

In several in vivo pharmacology studies, treatment with mouse specific EVX-02 and EVX-03 immunotherapy, or mEVX-02 and mEVX-03, induced robust, antitumor immunity in the CT26 tumor model (see Figure 21A and 23A). Further, detailed complementary ex vivo analyses, unravelling the mEVX-02 and mEVX-03 induced T-cell responses, demonstrated neoepitope-reactive T cells in immunized mice as evidenced by cytokine positive CD4+ and CD8+ T cells (See Figure 21B-C and Figure 23B-C, respectively).

Figure 21: In vivo pharmacology study testing the antitumor effect of a mouse EVX-02 surrogate compound, mEVX-02. P-values were calculated using unpaired t test with Welch’s correction. 21A: P<0.001 (tumor volume AUC of Empty plasmid vs mEVX-02); 21B: P<0.05 Empty plasmid vs mEVX-02, 2C: P<0.05 Empty plasmid vs mEVX-02.

As shown in Figure 21 above, groups of BALB/c mice were intramuscular, or IM, administered with 100 μg empty plasmid or mEVX-02 plasmids encoding 13 top ranked PIONEER identified CT26 neoepitopes. (n=13-14 in both groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).

In an additional in vivo pharmacology study, co-treatment with a suboptimal mEVX-02 dose and an anti-mouse PD-1, or mPD-1, antibody led to a combinatorial antitumor effect in a syngeneic tumor model illustrated by an increase in time to reach humane endpoints in mEVX-02 + anti-mPD-1 administered mice compared to single compound treatment groups (see Figure 22 below).

Figure 22: In vivo tumor study investigating the combinatorial effect of mEVX-02 and anti-mPD-1 antibody. P-values were calculated using log-rank (Mantel-Cox) test P<0.01.

In Figure 22, the time to reach either tumor ulceration or a tumor diameter of more than 12 mm, was increased in CT26 tumor bearing BALB/c mice receiving IM injections of a sub-optimal mEVX-02 dose and intraperitoneal, or IP, injections of 200 μg anti-mPD-1 antibody compared to mEVX-02 and anti-PD-1 monotherapy. The anti-PD-1 antibody treatment was initiated when the tumors reached a mean volume 80-100 mm3 in the groups receiving mEVX-02 treatment. As control for unspecific antibody mediated antitumor effect, parallel isotype control antibody groups were included (n=12-13 in all groups).

Our next-generation immunotherapy, EVX-03, is, we believe, further optimized by including an APC targeting unit to enhance the antitumor effect. APC-targeting is accomplished by introducing a module that selectively engage cell surface receptors on APC populations and additionally directs the neoepitopes to the APCs. We believe that this dual mechanism induces an effective and specific immune response.

To address if APC targeting of the neoepitopes potentiated the effect of our EVX-03 product candidate, we immunized mice with neoepitope vaccines with and without a targeting unit. Figure 23A below shows that tumor establishment in the majority of mice treated with mouse mEVX-03 was completely prevented compared to mice immunized with a non-APC targeted neoepitope vaccine. Figure 23B below shows that higher levels of neoepitope-reactive T cells were obtained in the mEVX-03 APC targeted group compared to mEVX-03 without an APC targeted unit. Figure 23C and D demonstrate that mEVX-03 induces both a CD4+ and CD8+ neoepitope-specific T-cell response detected by intracellular cytokine staining. We believe that the data clearly demonstrate that the inclusion of the APC targeting unit potentiated the effect of the neoepitope DNA therapy.

Figure 23. In vivo pre-clinical data for EVX-03. 23A: Antitumor effect of mEVX-03, P<0.0001 (tumor volume AUC of Untreated vs mEVX-03) and P<0.05 tumor volume AUC of mEVX-03 without targeting unit vs mEVX-03. 23B-C: mEVX-03 induces neoepitope-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining.

As shown in Figure 23 above, groups of BALB/c mice were intramuscular, or IM, administered with 5 μg empty plasmid or mEVX-03 plasmids with and without targeting unit (n=13-14 in all groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).

To directly compare the efficacy of mEVX-02 and mEVX-03, we conducted a dose titration study in which mice were immunized with 0.25-5 μ g mEVX-02 or mEVX-03. Both DNA therapies reduced the tumor growth dose dependently. With a mEVX-03 dose as low as 0.25 μg, a significant antitumor response was obtained, whereas a dose of 5 μg was required to mediate a similar effect with mEVX-02. The 20-fold difference in pharmacological effective dose of the two DNA therapies and the superior levels of neoepitope-specific T cells induced by EVX-03, clearly substantiate that the addition of the APC targeting unit significantly increases the potency of the DNA therapy.

Figure 24: mEVX-02 (24A) and mEVX-03 (24B) dose-dependently inhibited the growth of subcutaneous CT26 tumors. Antitumor of EVX-02 and EVX-03 was obtained at doses as low as 5 and 0.25 μg, respectively.

As shown in Figure 24 above, in BALB/c mice IM administered with either 0.25, 2 or 5 μg mEVX-02 or mEVX-03 encoding 13 PIONEER identified CT26 neoepitopes, a clear dose-response effect was obtained (n=13-14 in all groups). BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were subsequently recorded three times a week.

EVX-03 GLP toxicology study

In a toxicology study, performed under GLP standards, no organ weight, no macroscopic nor microscopic changes were observed in a repeated dose study in mice, potentially demonstrating a favorable safety profile of the EVX-03 DNA technology.

Figure 25: Results obtained in GLP toxicology study of EVX-03.

The final report from the GLP toxicology study concluded that EVX-03 administered intramuscularly to BABL/c mice on eight dosing occasions with 2-week intervals was well tolerated and did not cause any adverse changes at local or systemic level.

We believe that the comprehensive in vivo pharmacology data package provides clear evidence of complete mEVX-02 and mEVX-03 induced antitumor responses accompanied by induction of reactive CD4+ and CD8+ T cells and an effect of combining the mEVX-02 therapy with standard of care, for example, CPI treatment. We believe that the EVX-02 data holds great promise for efficient delivery of patient-specific neoepitopes via a plasmid DNA. Moreover, a beneficial effect was obtained by combining our DNA therapy with CPI treatment. We further believe that our EVX-03 pre-clinical data demonstrates that adding an APC-targeting unit leads to high levels of neoepitope-reactive T cells and significant tumor reduction even at very low doses.

Manufacturing

The production process of a personalized drug consists of multiple steps. For our EVX-02 drug product, DNA plasmids are designed to encode 13 PIONEER identified neoepitopes. We have established a manufacturing process with a number of different contract development and manufacturing organizations, or CDMOs, and the entire process from the time of patient biopsy to the time of treatment takes approximately 10 to 12 weeks. With the release of our final batch for EVX-02, we have confirmed our manufacturing process, which we believe will allow us to progress our DNA-based cancer immunotherapy programs into larger global trials to explore the clinical benefits of the compounds further.

Our EVX-03 Clinical Development Plans

Based on the interim readout from our Phase 1/2a EVX-02 study demonstrating a favorable safety profile as well as induction of a robust and long-lasting CD4+ and CD8+ specific T-cell responses in all patients, we believe we have validated our PIONEER AI platform, DNA technology and manufacturing process of the DNA therapy. Our next-generation immunotherapy, EVX-03, is further optimized by including an APC targeting unit thereby leading to improved anti-tumor effect in pre-clinical models. Collectively, we believe these data support moving into a first-in human Phase 1 clinical trial investigating the safety, tolerability and pharmacodynamic effect of EVX-03. We intend to submit a regulatory application in the second half of 2023.

AI-DeeP, Our Proprietary Immuno-Oncology Platform for Prediction of Drug Response

We recently developed AI-DeeP, an AI-immunogenetic drug response prediction platform, that is based on immunogenetic expression signatures in the tumor microenvironment and seeks to identify patients who may benefit from cancer immunotherapies.

As shown in Figure 26 below, AI-DeeP identifies patients responding to therapy with high precision. When applied to EVX-01, we see an increase in ORR to 100% versus 67% without the predictions of AI-DeeP. We believe this platform may decrease clinical development risk and increase patient and payer benefit through patient stratification based on predicted likelihood of response to immunotherapy. We continue to generate data to further validate and increase sensitivity and precision of AI-DeeP.

Figure 26: Prediction of patient response to immunotherapy from immunogenetic expression profiles in baseline tumor biopsy. At enrollment to the Phase 1/2a EVX-01 clinical trial, tumor biopsies were collected from malignant melanoma patients. Immunogenetic profiling was performed on the tumor biopsies using RNA sequencing. Leave-one-patient- out analysis demonstrate that patient outcomes can be successfully predicted on the 9 patients in the EVX-01 clinical trial. The prediction of patient outcome was found statistically significant (p=0.01) using the permutation test.

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

The market for combatting drug-resistant bacteria is projected to increase significantly. According to The World Bank, drug-resistant infections could by 2050 cause global economic damage on par with the 2008 financial crisis. In a recent report by Data Bridges Market Research Group, the Global Bacterial Vaccines Market was valued at $19.68 billion in 2021 and is projected to reach $36.97 billion by 2029, growing at a CAGR of 8.2% from 2022 to 2029.

Bacterial Vaccinology

Vaccines work by training the immune system to recognize and combat pathogens, such as bacteria, viruses or parasites. To do this, certain molecules, called antigens, from the pathogen must be introduced into the body to trigger a protective immune response. By injecting vaccines containing antigens, the immune system will safely recognize them and trigger an immune response that leads to protective immunity. If the antigen-harboring bacteria or virus appears in the body during an early infection, the immune system will recognize the antigens displayed and immediately attack the pathogen before it can invade and establish a persistent infection and cause disease. The antigens can be surface exposed molecules, secreted toxins or specific virulence factors and by targeting them, the pathogen can more easily be neutralized.

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

A typical bacterial pathogen consists of thousands of unique proteins, where only a few elicit a protective immune response in a vaccine setting. Modern sequencing technology has enabled detailed insight into the entire genome of several clinical isolates of the same pathogen. This in turn has paved the way for computational antigen selection tools that can select a limited number of vaccine antigen candidates from whole bacterial genomes as a starting point for vaccine development. A challenge in computational, or bioinformatic, predictions, however, is to correctly identify posttranslational modifications and other molecular mechanisms that can change the structure and potential antigenic properties of bacterial antigens and optimize antigens in terms of stability, epitope presentation, ease of production and safety.

EDEN – Our AI Platform for the Discovery and Design of Novel Prophylactic Vaccines for Bacterial Diseases

Overview

We believe that EDEN, our second AI-driven platform, can rapidly identify novel, highly protective antigens for the use in pathogen-specific prophylactic vaccines against drug-resistant bacteria. Within EDEN, our proprietary algorithms allow us to predict and identify those antigens that we believe will trigger a robust, protective immune response against almost any bacterial infectious disease. EDEN has also been constructed to redesign vaccine antigens, i.e. engineer such antigens into soluble vaccine constructs for large scale production which may potentially allow us to move antigen candidates into the clinic far faster than traditional vaccine discovery and development approaches.

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

Figure 27: EDEN is a self-taught AI model that provides important insight into what makes antigens elicit a protective immune response. EDEN identifies novel protective proteins by recognizing abstract features shared with known highly protective proteins.

We believe our approach can be used to target almost any bacterial infection and rapidly enable the discovery and development of vaccine product candidates. We have applied EDEN to seven pathogens to test its predictive power. For each pathogen, EDEN identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens. We intend to develop a broad pipeline of vaccine product candidates using this platform. We are currently focused on the development of EVX-B1, our vaccine candidate for the prevention of S. aureus, specifically MRSA, infections and EVX-B2, our vaccine candidate for the prevention of N. gonorrhoeae infections. We develop our bacterial vaccine candidates through pre-clinical development with the ambition to enter co-development or out-licensing partnerships prior to clinical development.

Figure 28: Our approach to bacterial vaccine discovery and design. To identify novel, broadly protective antigens for bacterial vaccines, EDEN utilizes proteomes from clinically relevant bacterial strains as input. EDEN then identifies unique feature combinations and ranks all proteins according to their predicted probability of eliciting a protective immune response. The EDEN output is a ranked list of protective antigens, of which the highest ranking are selected, and constructs are designed and produced. Verification of protection and immunogenicity is conducted with pre-clinical models and assays, and if needed, further optimization steps follow, to finally derive at a CMC ready, potent product candidate.

Key Advantages of our EDEN Platform

We believe that our AI-based vaccine discovery and design approach for bacterial diseases has several advantages over more traditional approaches, including:

●	Ability to Predict Protective Vaccine Antigens: The ability of EDEN to predict protective vaccine antigens has been shown in pre-clinical models. Once clinically validated, we believe our approach may have the ability to improve on the attrition rates for new vaccine product candidates.
●	Identification of Novel and Unbiased Targets: EDEN has been trained to identify the underlying feature patterns (e.g. structural or immunological elements) that we believe are important for protection to enable discovery of novel and unbiased targets that are not necessarily homologous to existing products. Traditional reverse vaccinology, or RV, relies heavily on sequence homology (proteins identical to previously tested antigens) in antigen identification.
●	Data Driven Precision: With carefully curated data, we believe EDEN has learned to filter away irrelevant proteins, narrowing the field of candidates substantially from thousands to a few dozen proteins, reducing the burden on pre-clinical development.

●	Ability to Provide Broad Protection: The rapid “evolution” of the genome that can occur in some bacterial pathogens makes it difficult to capture all pathogen strains by a single vaccine. EDEN is capable of leveraging genomic sequencing data to find important targets or domains that are present in the majority of clinical strains. By combining the correct antigens, we believe that most, if not all, relevant strains can be covered.
●	Speed: Traditionally, developing and verifying the safety and efficacy of a novel vaccine takes between 10 to 15 years, often resulting in a new vaccine arriving too late on the market to influence the spread of infections to the general population. We believe that EDEN is capable of identifying vaccine antigens in a matter of weeks instead of years thus potentially lowering the overall development time significantly.

We are continuously improving our EDEN platform to ensure it remains state-of-the-art and incorporates multiple aspects of vaccine development from discovery to clinical testing. We explore among other improvements, incorporation of new translational features and data into EDEN, novel machine learning architectures such as deep learning and probabilistic programming to enhance protein structure and function prediction, generation of novel high-throughput data to be incorporated into our AI technology for assessment of solubility and CMC-readiness and methods for determining broadness of protection across strains. By continuous improvement in all aspects of vaccine development, we believe the EDEN platform will continue to produce potent vaccine product candidates with minimal testing required before entering clinical development.

EDEN in vivo PoC

To obtain initial in vivo PoC, EDEN was applied to seven pathogens reported to exhibit resistance to standard antibiotics, identifying both novel and known antigens. For each pathogen, EDEN-identified vaccine antigens were expressed as proteins and their protective ability tested in pre-clinical infection models. IP rights have been filed for all identified targets conferring significant protection.

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

Our EVX-B1 Product Candidate

Overview

Our EVX-B1 product candidate is a multi-component subunit prophylactic vaccine, initially being developed for the prevention of SSTI in patients undergoing elective hernia surgery. EVX-B1 includes two proprietary and protective antigens identified by EDEN in combination with two known toxins that play a key role in S. aureus pathogenesis formulated together with an adjuvant, CAF01. EVX-B1 is intended to be administered prior to surgery. Upon administration to the patient, we believe that EVX-B1 will significantly reduce S. aureus related SSTI.

EVX-B1 is currently in late pre-clinical development. We intend to partner EVX-B1 prior to start of manufacturing and clinical assessment.

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

Addressable Market for EVX-B1

S. aureus is responsible for significant morbidity and mortality worldwide and antibiotic-resistant S. aureus, and in particular MRSA infections, are, according to the CDC, of critical concern and remain a prevention priority. In the United States, S. aureus is estimated to cause 20,000 deaths and amount to a total bill of $15 billion on the health service annually. According to an IMARC Group Research Report, the global MRSA drugs market size reached US$ 3.6 billion in 2022. Looking forward, it is expected that the global market will reach US$ 4.5 billion by 2028, exhibiting a CAGR of 3.6% during 2023-2028.

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

Our EVX-B1 Pre-Clinical Data

EVX-B1 is a multicomponent vaccine, consisting of three components to derive a strong vaccine candidate:

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

Figure 29: Multicomponent approach to the development of EVX-B1.

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

Evaluation and Selection of Adjuvant

The vaccine antigens will be formulated with CAF01, a potent cationic liposomal adjuvant. The hallmark for CAF01 is its ability to induce CD4+ T-cell responses, especially Th1 cells and Th17 cells after parenteral vaccination with strong antibody response. CAF01 has been used in other vaccine programs undergoing clinical testing (in tuberculosis and chlamydia) and has an attractive safety and immunogenicity profile.

Our EVX-B1 Product Candidate

EVX-B1 will include two EDEN-predicted antigens as one fusion protein (EDEN-Fusion-1), two toxins as one toxoid fusion protein (Hla-LukE). EVX-B1 will therefore comprise a total of four antigens expressed as two fusion protein constructs and formulated with CAF01. All protein constructs are engineered to be proprietary to Evaxion.

Pre-clinical data testing our EVX-B1 product demonstrated highly significant levels of protection in two different challenge models (Figure 30-31) and high IgG titers (Figure 32), suggesting good overall immunogenicity.

Figure 30: Assessing protection of EVX-B1 in a mouse sepsis model. Survival proportions of mice having received EVX-B1 product or PBS was followed for 7 days post infection (p.i.). Statistical analysis was performed using Log-rank Mantel-Cox test (p-value <0.0001****).

Figure 30 above shows that EVX-B1 is inducing 79% protection compared to control (PBS) in a mouse sepsis model using S. aureus USA300 for challenge.

Figure 31: Assessing protection of EVX-B1 in a mouse skin infection model. Abscess sizes are presented as area under the curve (AUC) for individual mice and mean with standard deviation. Statistical significance was calculated with Mann-Whitney test (p-value <0.0001****).

Figure 31 above shows that EVX-B1 is inducing highly significant protection compared to control (PBS) in an abscess mouse model of infection using S. aureus USA300 for challenge.

Figure 32: IgG titers. Mice were immunized with EVX-B1. IgG titers are shown as half-max titers for individual mice, groups median values and 95% confidence interwall are shown.

In order to study the immune response following immunization, IgG titers were investigated. Figure 32 above shows that the EVX-B1 product induce high IgG titers specific for both of the two fusion protein constructs, EDEN-Fusion-1 and Hla-LukE, and holds promise for continued development.

Our EVX-B1 Clinical Development Plan

We believe the pre-clinical data package demonstrates that our EDEN platform is capable of identifying highly protective antigens based on the bacterium proteome. A finding we believe holds true for multiple bacteria with diverse pathogenicity, emphasizing the broad usability of the platform.

EVX-B1 is currently in pre-clinical development, and we plan to assess the final formulation of EVX-B1 in a non-clinical, repeat dose toxicity study and to partner the candidate prior to start of manufacturing and clinical assessment.

Our EVX-B2 Product Candidate

Overview

Our EVX-B2 prophylactic vaccine candidate is being developed to target all diseases caused by N. gonorrhoeae. Gonorrhea is a sexually transmitted bacterial infection which has developed resistance to many commonly used antibiotics and represents a large unmet medical need. EVX-B2 is currently in pre-clinical development.

EVX-B2 is a gonorrhea vaccine candidate composed of one fusion protein with two antigen subunits and formulated with the adjuvant GLA-SE. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.

Additionally, the EVX-B2 vaccine candidate is currently being evaluated for suitability in DNA and mRNA vaccine delivery platforms. In September 2022, together with UMass Chan Medical School, we received a grant from the NIH to support this strategy and the further development of our EVX-B2 vaccine candidate.

Addressable Market for EVX-B2

Identified by the CDC as one of the five most urgent antibiotic resistance threats, gonorrhea can result in ectopic pregnancy, infertility, newborn blindness and life-threatening sepsis. Each year, more than 80 million global cases of gonorrhea infections show resistance to at least one of the commonly used antibiotics. As one of the world’s most urgent antibiotic-resistance threats with no vaccine available, we believe that the development of a safe and efficacious gonorrhea is critical, fills a major unmet medical need and addresses a global public health concern.

Evaluation and Selection of Vaccine Antigens

EVX-B2 was developed using our EDEN, proprietary AI platform for bacterial diseases, to identify novel and, we believe, highly efficacious B-cell antigens. Ten proteomes of N. gonorrhoeae were processed through EDEN. The strains were selected to represent the N. gonorrhoeae phylogenetic landscape and include several different antibiotic resistance profiles. EDEN identified several N. gonorrhoeae vaccine antigens.

Out of the 30 top-ranking antigens identified by EDEN, 26 were successfully expressed and purified as recombinant proteins and tested for their protection and immunogenicity in mice in collaboration with UMass Chan Medical School. The proteins were tested in 11 combinations each comprising two to three antigens formulated together with the adjuvant GLA-SE. Further, the ability of immune sera to neutralize different N. gonorrhoeae strains in a bactericidal assay was studied. The data demonstrated a total of 11 antigens that showed significant protection in a mouse vaginal colonization model and induced immune sera with demonstrated bactericidal activity against at least two N. gonorrhoeae strains. One combination with two EDEN identified antigens (NG-EDEN-1 and NG-EDEN-2) induced immune sera capable of killing all four tested N. gonorrhoeae strains and showed protection against a highly antibiotic resistant challenge strain in mice. Based on these promising results, NG-EDEN-1 and NG-EDEN-2 were selected for further evaluation as vaccine candidates.

Evaluation and Selection of Adjuvant

We have evaluated different adjuvants together with the antigens and their combined effect to induce antigen-specific antibody responses, bactericidal activity and protection in vivo. GLA-SE was identified to have the highest adjuvating capacity on the antigens, resulting in a formulation with high immunogenicity and protective efficacy in vivo and in vitro.

Glucopyranosyl Lipid A Stable oil-in-water Emulsion (GLA-SE), is a synthetic analog of Monophosphoryl Lipid A (MPL). GLA-SE has been included in multiple vaccine formulations and the adjuvant has been confirmed to have a favorable immunogenicity and safety profile. The adjuvant induces a Th1 skewed immune response.

Fusion Protein Generation and Pre-Clinical Development

To reduce the number of proteins required for vaccine production and thereby the associated costs, a fusion protein construct combining the two lead antigen candidates, NG-EDEN-1 and NG-EDEN-2, was produced. The EVX-B2 formulation (Figure 33), consisting of the fusion protein together with the adjuvant GLA-SE was tested for protection in the vaginal colonization model.

Figure 33. EVX-B2 is composed of a fusion protein of NG-EDEN-1 and NG-EDEN-2 formulated with adjuvant GLA-SE.

Immunization with EVX-B2 enhanced the bacterial clearance rate with a strong reduction of bacterial burden from three days and complete bacterial clearance seven days after challenge compared to adjuvant controls where infection was still detectable 19 days after challenge (Figure 34).

Figure 34. EVX-B2 induce significant protection against challenge in a N. gonorrhoeae vaginal colonization model. Mice received three immunizations and were challenged intravaginally two weeks after the last booster. Vaginal bacterial burden was measured daily to determine bacterial clearance rate. Statistical significance was calculated with Kruskal-Wallis test (Dunn‘s multiple comparison test) (p-value = 0.0029**).

EVX-B2 was also shown to be highly immunogenic in mice, inducing fusion-protein specific antibody responses already after one dose (Figure 35). This antibody response is further increased with subsequent second and third immunization doses (Figure 35).

Figure 35. EVX-B2 demonstrates high level of immunogenicity as specific antibodies can be detected already after one immunization. Furthermore, a significant booster effect after the second and the third immunization can be detected. The bars represent median values of OD405 nm measured with a 1/100 sera dilution.

Furthermore, the EVX-B2 induced antibody response demonstrated a high level of bacterial killing activity against a large number of clinically relevant N. gonorrhoeae isolates. As shown in Figure 36, 41 out of 50 (82%) different N. gonorrhoeae strains were efficiently killed by EVX-B2 immune sera. We therefore believe the vaccine has the potential to present protection against a majority of global N. gonorrhoeae strains.

Figure 36. EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing recognized as efficacy. Sera dilutions of 1:5 were used together with 20% normal human serum as a source of complement and bacterial survival was assessed after 30 min.

Studies elucidating the specific contribution of each component to the observed immunogenicity and protective efficacy of EVX-B2 are currently ongoing to establish the final formulation of EVX-B2.

We believe the pre-clinical data generated to date holds great promise for future vaccine development and the population at risk.

Viral disease Background

Newly emerging and reemerging infectious viral diseases have threatened humanity throughout history and the advent of globalization have accelerated both the emergence and spread of human and animal viruses as existential human threats. The novel severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) responsible for the coronavirus disease 2019 (COVID-19) pandemic engulfed the entire world in less than six months with high mortality in the elderly and those with associated comorbidities, and severely disrupted the world economy.

While the challenges posed by the COVID-19 pandemic have highlighted the need for effective vaccines to prevent viral diseases and control future pandemics, the number of new and improved human viral vaccines licensed in recent years remain few despite the high need. Over the past 20 years, great concerns have been expressed by the World Health Organization, or WHO, and other bodies following disease outbreaks by avian influenza A subtypes H5N1, H7N9, H9N2, and H3N2v and the SARS and MERS coronaviruses, Ebola filoviruses and the Zika flaviviruses. Further, according to the WHO, various disease vaccines are being added to pipelines round the globe with a number of these currently undergoing clinical trials.

We believe our AI-approach to the design of viral vaccine candidates holds great promise for the development of novel, effective vaccines against hard-to-treat viral infections and emerging viral diseases.

The global viral vaccines market was valued at $35.5 billion in 2020 and is projected to reach $74.4 billion by 2029, growing by at a CAGR of 8.49% from 2020 to 2026.

Viral Vaccinology

Vaccines work by training the immune system to recognize and combat pathogens, such as bacteria, viruses or parasites. To do this, certain molecules, called antigens, from the pathogen must be introduced into the body to trigger a protective immune response. By injecting vaccines containing antigens, the immune system will safely recognize them and trigger an immune response that leads to protective immunity. If the antigen-harboring pathogen appears in the body during an early infection, the immune system will recognize the antigens displayed and immediately attack the pathogen before it can invade and establish an infection and cause disease.

The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a cellular immune response (T-cell response). Antibodies can have different functions, but key to protect against a viral disease is their ability to neutralize the pathogen by blocking functions of important surface molecules or toxins while the key cellular immune response involves cell-mediated cytotoxicity (killing of infected cells).

A virus is fully dependent on the host cell machinery to successfully establish an infection. With the many ways of the host immune system to recognize and prevent infection, viruses have established various strategies to manipulate the cellular environment to prevent recognition or limit any immune responses against it. In addition, when a virus replicates, “copying errors” of its genome, i.e., mutations, can cause the virus to further evade the immune system by gaining new traits preventing them from being recognized by an otherwise trained immune system. Viral evasion strategies pose a great challenge for the vaccine development and calls for new strategies to target the virus from multiple angles, i.e., by combining B-cell and T-cell antigens for activation of both humoral and cellular pathways and targeting selected viral strains and/or human populations for specific or broad coverage.

Our approach to viral vaccine design is an unbiased and fully AI-based target discovery approach, which traditionally, to a large extent, has been a manual process. In addition, while many licensed viral vaccines in the past have been focused on generation of a neutralizing antibody (B-cell) response, RAVEN integrates a T-cell component in the vaccine design. We believe our approach will help combat some of the historic challenges with viral vaccines, most recently observed in relation to vaccines developed to protect against the SARS-CoV-2 pandemic, including durability and breadth of response.

RAVEN – Our AI Platform for the Discovery and Design of Novel Prophylactic Vaccines for Viral Diseases

Overview

RAVEN is our third AI-driven platform that rapidly identifies viral disease targets for the use in pathogen-specific prophylactic vaccines against viral infections. RAVEN combines essential AI tools from our PIONEER platform with structural in silico AI tools from EDEN to discover novel B-cell and T-cell antigens, integrated with novel structural design tools. We believe that the RAVEN-identified antigens will elicit both a humoral/antibody response and also a cytotoxic T-cell response which may result in highly efficacious and broadly protective vaccines.

The ability of RAVEN to include T-cell epitopes in the vaccine design serves multiple purposes, both in the cellular response as cytotoxic T cells clearing virus-infected cells from the body and helper T-cells boosting both the cellular and humoral responses. We believe that selecting T-cell epitopes from a diverse set of source proteins will decrease the risk of the virus and variants evading the host immune system. Further, as T-cell epitopes are well defined and easier to predict, a robust memory T-cell population can expand the coverage of the vaccine. Even if the pathogen fully evades the B-cell response, an existing T-memory response will speed up and boost generation of new antibodies. The high-throughput nature of the RAVEN platform enables rapid identification of vaccine antigens for any viral pathogen.

Figure 37: RAVEN workflow.

The input to RAVEN is genomic and proteomic data from any virus target as well as MHC data on the indented clinical population. As depicted in Figure 37 above, RAVEN uses the data input to predict cross protective B-cell antigens and protective T-cell epitopes.

The cross-protective B-cell antigens are identified using a proprietary machine learning ensemble of RAVEN that have been adapted from our EDEN platform to identify viral antigens that induce humoral protection in a vaccine setting. In order to predict the protective B-cell antigenicity of a given full length protein sequence, the models receive the proteome of a given pathogen as input and generate an output list ranking the proteins based on prediction scores. The models leverage genomic sequencing data to find important targets or domains that are present in the majority of clinical strains for a given pathogen in order to capture a majority of pathogen strains by a single vaccine. Proteins are ranked by predicting B-cell antigen protection level by calculating an antigen prediction score ranging from 1 to 0, where 1 is highest predicted level of protection and 0 is the lowest. Adaptation of this approach have been successfully applied to several viral targets where verified antigens rank high.

The protective T-cell epitopes are identified using a proprietary model composed of several computational features which identifies peptides presented on MHC class I and II molecules on the surface of cells, a model adapted from our PIONEER platform. The model is a transformer-based neural network with seven million parameters, trained using a conditional generative adversarial network approach. A second model is subsequently applied to down select the full pool of T-cell epitopes to a set of peptides containing epitopes covering a target human population defined by MHC allele distribution, anywhere from a single individual to a world-wide population and a virus population defined by the genomes of the desired virus population. The algorithm is adjustable and can be used to ensure the broadest possible response across human tissue types (MHC-I and -II alleles) and entire virus species, or alternatively to target specific human populations and/or selected viral strains in outbreaks.

The identified B- and T-cell antigens can be administered as individual components or combined. A third ensemble of RAVEN is further capable of examining the B-cell antigen structure and identify sites where the T-cell epitopes can be grafted into the protein thus preserving the B-cell mediated antibody generation whilst also eliciting a T-cell response. We expect that such T-cell epitope enrichment of the B-cell antigen will increase B-cell activation, resulting in increased breadth, avidity, magnitude and duration of the generated humoral response or can be designed to elicit a broadly protective cytotoxic T-cell response alongside the humoral response.

These identified antigens can be administered by any established vaccine delivery technology such as protein, DNA or mRNA

Key Advantages of our RAVEN Platform

We believe, the combination of the B- and T-cell design approach results in a number of unique features of vaccine design by the RAVEN platform:

●	Promiscuous T-cell epitopes: The AI components of our RAVEN platform enable the identification and combination of T-cell epitopes that cover the immunological diversity of the human populations (HLA type).
●	Multiple hits on target: By combining multiple potent epitopes in one vaccine, we believe different T cells will be able to target the infected cells, avoiding antigenic drift and curtail spread of the infection more effectively.
●	Potential coverage of entire viral cycle: By selecting epitopes from multiple proteins in the viral genome, vaccine generated T cells may be able to kill infected cells at selected stages of the viral replication cycle.
●	Mutation proof: Combining multiple epitopes ensures covering of several variants of a strain, hence new mutations are likely to have little effect on the vaccine efficacy.
●	Neutralizing focused: Design of minimal constructs from viral fusogens for the generation of neutralizing antibodies.
●	Cross-reactive antibodies: The RAVEN viral fusion protein antigen is designed using information from all available variants of the target strain to ensure that the generated antibodies offer cross-reactive neutralization.
●	Broadly applicable: The RAVEN platform can be applied to any known virus and is delivery platform agnostic.

Early Pre-clinical PoC for RAVEN

We have already demonstrated the predictive capabilities of our AI platforms PIONEER and EDEN to identify T- and B-cell antigens, respectively. We have further demonstrated that when integrated into RAVEN, T-cell epitope prediction capabilities are maintained. In an in vivo study with 17 T-cell epitopes identified by RAVEN across the entire SARS-CoV-2 genome, we found that 15 of the 17 (88%) epitopes induced T-cell activation and provided significant protection against lethal SARS-CoV-2 challenge in a K18-hACE2 mouse model (Figure 38).

A)
SARS-CoV-2 genome
ORF1a
ORF1b
S
3a
E
M
6
7
8
N
10
T cell response against vaccine epitopes
SFU/10^6 splenocytes
800
600
400
200
0
#1
#2
#3
#4
#5
#6
#7
#8
#9
#10
#11
#12
#13
#14
#15
#16
B)
% survival
100
50
0
0
5
10
15
Days post infection
P=0.0026
APCt Mock
APCt-CoV2-T_epi

Figure 38. 17 RAVEN predicted T-cell epitopes from SARS-CoV-2 ORF1a/b, ORF3a, ORF6, ORF8, S, M, and N was incorporated into a plasmid DNA delivery platform containing an antigen-presenting cell targeting unit (APCt), a dimerization domain and the 17 T-cell epitopes. To evaluate immunogenicity and protection, mice were immunized intramuscularly five times with one-week intervals with 25 ug plasmid DNA expressing the RAVEN predicted SARS-CoV-2 T-cell epitopes as ‘beads-on-a-string’. Figure 38A: Spleenocytes from female C57BL/6 mice (n=2) immunized with the plasmid showed IFN-γ response against 15 of the 17 included epitopes upon restimulation. Figure 38B: K18-hACE2 transgenic mice carrying the human ACE2 receptor immunized with our RAVEN predicted SARS-CoV-2 T-cell vaccine were protected against lethal infection of SARS-CoV-2 (WA1/USA 2020) compared to APCt-Mock DNA immunized mice (n=8).

We have further demonstrated that our approach to T-cell epitope enrichment using CD4+ T-cell epitope engraftment of hemagglutinin using hemagglutinin genetic information from >26.000 influenza species results in an improved antibody response in a pre-clinical study. Hemagglutinin is a viral fusion protein located on the surface of the influenza virus where it facilitates cellular entry, serving the same purpose as the spike protein in coronaviruses and its neutralization is therefore key in the development of an effective vaccine. As seen in Figure 39 below, the humoral response towards the enriched hemagglutinin was significantly enhanced, evidenced by a 5-10-fold better neutralization compared to non-enriched hemagglutinin.

Figure 39. Six Influenza CD4+ T-cell epitopes were integrated into a hemagglutinin antigen. Subsequent immunization with the supercharged hemagglutinin antigen induced higher antigen-specific antibody titers compared to the standard antigen.

Our first viral candidate entered our pipeline in 2022. Once we achieve PoC on our RAVEN platform, we plan to target other viruses that display seasonal recurrence and/or pandemic potential or general medical need, either through co-development or other partnership arrangements.

Our EVX-V1 Product Candidate

In December 2022, we announced our first viral target, CMV, against which we will use our RAVEN AI platform to identify a vaccine. Our EVX-1 vaccine candidate will be developed in collaboration with ExpreS2ion Biotechnologies, or ExpreS2ion.

CMV is a member of the herpesvirus family and is a widespread infection with approximately half of the US population estimated to be infected by age 40. The virus is transmitted in body fluids, and once infected, the virus stays for life. People with weakened immune systems, including organ transplant patients, can develop severe symptoms affecting for example, eyes, lungs and liver. CMV can also be passed from a pregnant woman to her unborn child, and congenitally infected babies may suffer from intellectual disability and loss of vision and hearing. As there are currently no commercially available vaccines or other effective treatment options against CMV, it represents a critical unmet medical need.

During the discovery phase of the collaboration, we are utilizing RAVEN to design a next-generation vaccine candidate that elicits both cellular and humoral/antibody responses. The antigen constructs derived from our AI platform will be produced by ExpreS2ion using their proprietary ExpreS2 platform, a protein expression system utilizing fruit fly cells, and subsequently process through our pre-clinical models. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections.

Third-Party Collaborations

We are collaborating with MSD on the Phase 2 clinical trial which will combine our patient-specific neoepitope cancer immunotherapy compound, EVX-01, with MSD’s anti-PD-1 therapy KEYTRUDA compound, a humanized anti-human PD-1 monoclonal antibody.

The planned multi-center Phase 2 clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma and will investigate EVX-01 in combination with KEYTRUDA. We will act as the sponsor of the clinical trial and MSD will supply all the necessary KEYTRUDA. We will continue to collaborate with MSD as the data mature.

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

We are also collaborating with ExpreS2ion Biotechnologies, or ExpreS2ion, on the joint development of a novel CMV vaccine candidate, EVX-V1. Under the terms of the agreement, ExpreS2ion will have the exclusive right to license the CMV vaccine candidate under a potential Development and Commercialization Agreement. The research and intellectual property licensing costs for the collaboration project will be divided 50:50 between us and ExpreS2ion until 2025.

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

Review and Approval of an NDA or a BLA

The results of product candidate development, pre-clinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of an NDA or a BLA requesting a license to market the product. These applications must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The FDA charges drug and biologic product manufacturers user fees, which are adjusted on an annual basis in accordance with the Prescription Drug User Fee Act, or PDUFA. The fee for the submission of an NDA or BLA for which clinical data is substantial (for example, for the fiscal year 2021 this application fee exceeds $2.8 million), and the sponsor of an approved NDA or BLA is also subject to an annual program fee, currently more than $300,000 per program. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA, subject to certain limited exceptions, cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.

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

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 28-member European Union and Australia, before we may commence clinical trials or market products in those countries or areas. It is not yet clear how the United Kingdom’s withdrawal from the European Union, will affect the approval of medicinal products in the United Kingdom. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

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

Marketing Authorization

To obtain a marketing authorization for a product under the European Union regulatory system, a sponsor must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure).

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

PRIME Designation

The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be pre-liminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner.

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

Australian Regulatory Requirements

We are currently conducting a Phase 2 clinical trial of our EVX-01 product candidate in Australia, which has laws and regulations related to the conduct of clinical trials with which we and the entities and persons conducting the clinical investigations must comply. A failure to do so, may affect our ability to use the data from such trial when seeking marketing authorization and/or may result in regulatory action by the TGA, including, but not limited to, civil and criminal penalties.

The Therapeutic Goods Act 1989, or the 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods, or the ARTG, unless specifically exempted under the Act.

Medicines with a higher level of risk (prescription medicines, some non-prescription medicines) are evaluated for quality, safety and efficacy and are registered on the ARTG. Medicines with a lower risk (many over the counter medicines including vitamins) are assessed only for quality and safety. Medicines included in the ARTG can be identified by the AUST R number (for registered medicines) or an AUST L number (for listed medicines) which appears on the packaging of the medicine.

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the TGA. The application usually consists of a form accompanied by data (based on the EU requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee.

The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed at an administrative level to ensure that it complies with the basic guidelines. The TGA may request further details from the applicant and may agree with sponsors that additional data (which while not actually required by the application, could enhance the assessment outcome) may be submitted later at an agreed time. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry, quality control bioavailability and pharmacokinetics aspects of a product may be referred to a Pharmaceutical Sub-Committee, or the PSC, which is a sub-committee of the TGA prescription medicine expert advisory committee, the Advisory Committee on Prescriptive Medicines, or the ACPM, to review the relevant clinical evaluation reports.

The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee, or the PRC, for extensions to products which are already registered. This summary is sent to the sponsoring company, which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk/benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every two months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company within five working days after the ACPM meeting.

The TGA takes into account the advice of the ACPM or PRC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within at least 255 working days. If not completed within 255 working days, the TGA forfeits 25% of the evaluation fee otherwise payable by the sponsor, but any time spent waiting for a response from the sponsor is not included in the 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.

Rest of the World Regulation

For other countries outside of the European Union, Australia and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

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

Australian Privacy Laws

Australia, where we are currently conducting clinical trials for EVX-01, regulates data privacy and protection through a mix of federal, state and territory laws. The federal Privacy Act 1988 (Cth) (Privacy Act) or the Privacy Act, and the Australian Privacy Principles, or the APPs, contained in the Privacy Act apply to private sector entities (including body corporates, partnerships, trusts and unincorporated associations) with an annual turnover of at least AU$3 million, and all Commonwealth Government and Australian Capital Territory Government agencies.

The Privacy Act regulates the handling of personal information by relevant entities and under the Privacy Act, the Privacy Commissioner has authority to conduct investigations, including own motion investigations, to enforce the Privacy Act and seek civil penalties for serious and egregious breaches or for repeated breaches of the APPs where an entity has failed to implement remedial efforts.

In December 2022, the Australian Government  increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50 million, three times the benefit of a contravention, or (where the benefit can't be determined) 30% of domestic turnover.

In addition, most States and Territories in Australia (except Western Australia and South Australia) have their own data protection legislation applicable to relevant State or Territory government agencies, and private businesses that interact with State and Territory government agencies. These Acts include:

●	Information Privacy Act 2014 (Australian Capital Territory)
●	Information Act 2002 (Northern Territory)
●	Privacy and Personal Information Protection Act 1998 (New South Wales)
●	Information Privacy Act 2009 (Queensland)
●	Personal Information Protection Act 2004 (Tasmania), and
●	Privacy and Data Protection Act 2014 (Victoria)

Additionally, there are other parts of Australian State, Territory and federal legislation that relate to data protection. For example, the following all impact privacy and data protection for specific types of data or activities: the Telecommunications Act 1997 (Cth), the Criminal Code Act 1995 (Cth), the National Health Act 1953 (Cth), the Health Records and Information Privacy Act 2002 (NSW), the Health Records Act 2001 (Vic) and the Workplace Surveillance Act 2005 (NSW).

Specific regulators have also expressed an expectation that regulated entities should have specified data protection practices in place. For example, the Australian Prudential and Regulatory Authority, or the APRA, which regulates financial services institutions requires regulated entities to comply with Prudential Standards, including Prudential Standard CPS 234 Information Security (CPS 234), and the Australian Securities and Investment Commission regulates corporations more generally.

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

Intellectual Property

Introduction

We actively seek to protect the intellectual property and proprietary technology that we believe is important to our business. Further, we seek to protect our proprietary position by, amongst other methods, filing patent applications in Europe, the United States and potentially other relevant jurisdictions relating to our inventions, improvements and product candidates that are important to our business. We also pursue IP protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field. We pursue a patent strategy which seeks to protect marketed products and methods of their production, as well as therapy methods enabled by our proprietary AI technologies without disclosure to the public of the core elements in each technology. Furthermore, we have filed patent protection of aspects of our PIONEER, EDEN and RAVEN platforms, however, we do not believe that the value of obtaining patent protection for all component of our platform technologies outweighs the risks of disclosing such information. We rely on trade secrets and know-how relating to our proprietary technologies to develop, maintain and strengthen our proprietary position in AI-based drug discovery and development.

Patent applications that relate to the PIONEER technology cannot meaningfully be directed to single antigens and their various uses; neoepitopes identified by PIONEER are by nature unique for each patient, therefore, the precise nature of each neoepitope has no relevance as an object for intellectual property rights. We are therefore establishing a patent protection which protects generally applicable aspects of the PIONEER enabled personalized immunotherapy, i.e. protection of additional features and elements which characterize the PIONEER-enabled therapy compositions, and which could be applied to other anti-cancer therapies that are based on immunization against neoepitopes. The focus on the patent protection in the PIONEER setting is therefore aiming at securing patent protection for 1) specific essential elements/ features needed to identify neoepitopes not specific to the PIONEER system, 2) specific features characterizing the composition of the designed therapy, and 3) specific features related to patient safety of the administered composition.

For the EDEN technology, we file patents to protect vaccine antigens identified, vaccine compositions, antibodies, and antibody compositions as well as methods for prophylactic treatment of infectious diseases where the vaccine antigens and antibodies constitute the active ingredient. We draft applications relating to several vaccine targets for each infectious agent causing the diseases and prosecute those antigens that have shown greatest promise as protective antigens in animal models. Our patent strategy for the EDEN technology also entails identification of optimal combinations of vaccine antigens as well as identification of specific vaccine formulations and modes of immunization that can be made the subject of second- and later generation patent applications that protect the final marketed product. Furthermore, we have one patent family pending covering the EDEN method itself.

For the RAVEN technology, we have filed patent applications related to some aspects of the method for viral vaccine design as well as product claims related to viral vaccines designed by RAVEN thus harboring unique features of the RAVEN design. However, the core functionality of RAVEN is protected by trade-secret and not patents as we have assessed that disclosure of methods do not outweighs the benefit of obtaining patent protection.

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

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable patents and proprietary rights of third parties. For more information, please see “Risk Factors – Risk Related to Our Intellectual Property”.

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

Patent Portfolio

As of December 31, 2022, we owned a total of 25 patent families, of which 9 are currently in their priority year or international phase and we own several granted patents in the United States (8), Germany (2), France (2) and Great Britain (2) two patents allowed in Europe and have 45 pending national/regional applications.

So far none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolio related to our most advanced product candidates and technologies as of December 31, 2022 are summarized below.

EVX-01

EVX-01 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER technology which cannot be copied. In addition, our patent portfolio related to EVX-01 currently includes one patent family. The first patent family is directed to a method of treating cancer in a patient using EVX-01 and has entered national phase in CA, CN, US, EP, JP and AU. We expect the patent family to lapse in January 2040.

EVX-02

EVX-02 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER technology, which cannot be copied. Furthermore, our patent portfolio related to EVX-02 currently includes two patent families, also related to EVX-01. The first patent family is a method patent directed at inducing an anti-cancer immune response in patients by administrating EVX-02 immunotherapy concept comprising DNA plasmid and polaxomer 188, a novel adjuvant. The second patent family is directed at a method of inducing and anti-cancer immune response in patients by administrating the EVX-02 plasmid alone. As of December 31, 2022, both patent families are in national phase in EP, CA, CN, US, JP and AU. The first patent family is expected to lapse in March 2040 and the second in December 2040.

EVX-03

EVX-03 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER technology, which cannot be copied. Furthermore, due to the similarities between our two DNA-based immunotherapies, EVX-03 and EVX-02, our patent families covering EVX-02 also applies to EVX-03. In addition, one patent family has been filed that specifically relates to the targeting unit, unique to EVX-03. The patent family is a composition of matter application directed to the EVX-03 product concept. As of December 31, 2022, the patent family is in international stage. Subject to entry into national phase, we expect that the patent rights will lapse in April 2041.

EVX-B1

Our patent portfolio related to EVX-B1 as of December 31, 2022 includes five patent families. The patent families are composition of matter patents, or methods for inducing anti s. aureus immunity, directed against compositions comprising one or more S. aureus antigens. As of December 31, 2022, the first patent family comprised five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in US and one pending in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US and one EP pending application. We expect the patent family to lapse in December 2034. The third patent family currently comprises one US, one GB, one DE and one FR registered patents, and one EP and one US ongoing application. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family has pending applications in EP and US jurisdictions. We expect this patent family to lapse in July 2037. The fifth family claims a composition used for vaccination against S. aureus comprising our EVX-B1 vaccine. The application is in international phase and upon entry into national stage, we expect this patent family to lapse in 2042.

EVX-B2

Our Patent portfolio related to EVX-B2 comprise two patent families. Both families are directed against antigens useful for N. gonorrhoeae. The first patent family is at national stage and contains pending applications in EP and the US. Subject to grant, we expect these patents to expire in 2041. The second family is in international phase, and we expect, upon entry into national applications, that patent arising from the international application will expire in 2042.

PIONEER

The PIONEER system is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises of two patent families related to PIONEER covering some aspects that are important for neoepitope selection which are detectable for infringement. The first patent family is directed against a method for selecting and de-selection of neoepitopes for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. As of December 31, 2022, the patent family is in its international phase and upon entry into national stages, we expect the family to lapse in July 2041. The second family supplements the identification of neoepitopes with a system for identifying highly immunogenic epitopes from human endogenous retroviral sequences, or hERVs, and other normally non-expressed tumor specific epitopes found in the human genome and use these to treat cancer. This patent application is in international stage as of December 31, 2022.

RAVEN

Our RAVEN platform is in addition to trade secrets and the proprietary nature of the platform, protected by two patent families. The first patent family is a composition of matter family directed to the vaccine delivery concept that can be utilized together with the RAVEN platform. The family specifically relates to vaccines against bacterial, viral and other pathogens. This patent family entered international phase in July 2021, and will upon entering national phase lapse in July 2041. The second patent family is aimed at the design of vaccines resulting from analyzing genomes of pathogens by the RAVEN platform. As of December 31, 2022, this patent family is also in the international phase and is expected to lapse upon entry into national phase in 2042.

EDEN

Our EDEN platform has provided data for multiple patent applications within our bacterial vaccine portfolio. The platform itself is protected by one patent application covering the EDEN method for identifying broadly protecting bacterial antigens. As of December 31, 2022, the application is in international stage and is expected to lapse in Oct 2041.

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

The SSI license requires us to pay to SSI an upfront licensing fee equal to €50,000. In addition, in the event we commercialize any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. The royalty term extends for a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER derived immunotherapy administered together or in combination with the licensed adjuvant. Upon expiration thereof, the SSI license shall be deemed to be fully paid up, royalty-free, irrevocable and perpetual with respect to such immunotherapy. However, if any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share due to SSI shall be determined and reflect the extent to which we have invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER derived immunotherapies administered together or in combination with licensed adjuvant prior to entering into a sub-license agreement. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 2 clinical trial, we are required to pay to SSI a percentage of any sublicensing income in an amount in the lower double-digit range. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 3 trial, we are required to pay to SSI a percentage of any sublicensing income in the lower double-digit range. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate without initiating Phase 2 trial, we are required to pay to SSI a percentage of any sublicensing income in the mid double-digit range. Prior to any out-licensing or commercialization of EVX-01, we are not required to make any additional payments to SSI outside of the €50.000 upfront fee mentioned above.

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

On April 28, 2022, we received formal notice that on April 21, 2022, SSI, had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI, or the Invention.

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with us of the patent application and the Invention.

It is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that the claim would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate. As of December 31, 2022 the opinion of our legal counsel is that the ongoing legal proceedings will not have a material impact on our future financial results or business operations.

As of December 31, 2022, we and SSI had begun to make written statements to the courts, and this process has been ongoing through the date of issuance of this Form 20-F, after which the court will announce official dates for court meetings to take place. We and SSI are presently in communication on the Board and Executive Management levels to the resolve the legal dispute through an out of court settlement.

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

AI platforms

We face competition from several companies developing AI platforms and software including Schrodinger, BenevolentAI, Atomwise, AI Therapeutics, Insilico Medicine, Recursion Pharmaceuticals, Lantern Pharma, Adaptive Biotechnologies, Immatics, BIOVIA, and Citrine, among others. However, because most of these companies are not focused on developing therapeutic drug candidates centered around neoepitopes or bacteria-or viral-identified antigens, we do not consider the majority of them to be our direct competitors. Below is a description of the companies we consider to be our main competitors for each of our three platforms and their respective indications.

PIONEER – Immuno-Oncology

The immuno-oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. Well-established companies such as AstraZeneca, Amgen, Bristol-Myers Squibb, Celgene, Eli Lilly, GlaxoSmithKline, Janssen Pharmaceuticals, Merck & Co., Novartis, Pfizer, Roche and Sanofi are developing diversified immuno-oncology programs and have substantial resources. Smaller companies are also developing immuno-oncology drugs, such as Jounce Therapeutics, Arcus Biosciences, ALX Oncology, iTeos Therapeutics and Five Prime Therapeutics, among others. We expect our immunotherapy candidates for the treatment of solid tumors to face direct competition from companies such as Moderna in collaboration with Merck & Co., BioNTech SE in collaboration with Roche and Nykode in collaboration with Roche.

We also expect to face competition from smaller specialized oncology companies active in the neopepitope/personalized anti-cancer therapy space including Agenus, Gritstone Bio, Achilles Therapeutics, NousCom, Immunetune, ISA Pharmaceuticals, PACT Pharma, PersImmune, and Geneos Therapeutics.

EDEN – Bacterial Diseases

Our main competitors taking a prophylactic approach to bacterial diseases are BioNTech SE, GlaxoSmithKline, Pfizer and Sanofi Pasteur. Additional competitors within the bacterial disease space include well-established pharmaceutical companies including AbbVie, Bayer, Gilead, Janssen Pharmaceuticals, Merck & Co. and Novartis. In addition, Seqirus UK, Biomedical Corp. of Quebec and AstraZeneca produce vaccines.

RAVEN – Viral Diseases

Our plans to leverage our RAVEN platform to develop vaccines against viral diseases will put us in competition with several other companies focused on viral vaccines including Moderna, BioNTech, CureVac, Novavax, Johnson & Johnson, GSK, Merck & Co. and AstraZeneca.

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

Employees

As of December 31, 2022, we had 60 full-time equivalent employees, of which 21 hold a doctoral degree or higher. The following tables provide breakdowns of our full-time equivalent employees as of December 31, 2022 by function and by region:

Function	Number
Clinical Research & Development	11
Scientific Research & Development	34
Supporting Functions	9
Commercial & Business Development	6
TOTAL	60

Region	Number
Capital Region, Denmark	59
New York, United States	1
TOTAL	60

Since 2021, our workforce has grown by 3%, and the base team has almost been established. The workforce will in the future be adjusted according to the business plans.

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

4.C. Property and Equipment

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021 and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Through-out the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount. As of December 31, 2022, the monthly payment is approximately $26,000, which consists of $11,000 for the office space and approximately $15,000 for the laboratory space.

Item 4A.Unresolved Staff Comments

None.

Item 5.Operating and Financial Review and Prospects

5.A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report as well as the discussion in the Business section of this annual report. Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.9722 per $1.00, which was the official exchange rate of such currencies as of December 31, 2022 rounded to four decimal places. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather reflect our plans, estimates, assumptions and projections about our industry, business and future financial results. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 were prepared in accordance with IFRS, as issued by the IASB.

Overview

We are a clinical-stage biotech company that aspires to lead the exploration of artificial intelligence, or AI, to develop immunotherapies with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-biotechnology company with a robust clinical pipeline of personalized cancer immunotherapies and a broad pre-clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI platforms, PIONEER™, EDEN™, RAVEN™ and ObsERV™, and we are utilizing these unique AI platforms to build a strong drug development pipeline. Drug development is a long, and costly process with a high attrition rates. We believe our unique AI-platforms, trained to translate vast amounts of data to identify novel disease targets for the development of unique immunotherapies, have the potential to significantly reduce drug development. In an effort timelines, costs and attrition.

We aim to capture the value from the predictive power of our proprietary AI platforms and their ability to identify novel targets for drug development by building a solid pipeline of AI-powered immunotherapies within the areas of immuno-oncology and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner our immunotherapies after pre-clinical or clinical PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.

We are currently in the clinic with our first two product candidates, EVX-01 and EVX-02, for the treatment of various cancers. Our third cancer immunotherapy, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is in pre-clinical development and we expect it to enter clinical Phase 1 in the second half of 2023. In addition, we are currently developing two pre-clinical bacterial vaccine product candidates, EVX-B1 and EVX-B2, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, respectively, and one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV.

Recent Developments

On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of EVX-02, our DNA-based personalized cancer immunotherapy, in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment.
●	Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related AEs, and was relapse-free at the last visit at nine months.
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed.
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers.
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells.

On March 23, 2023, we announced the development of ObsERV™, our newest proprietary AI platform technology. ObsERV™, Evaxion’s new proprietary AI platform technology, identifies patient-specific virus targets, so-called ERVs (endogenous retroviruses), expressed in cancer. Evaxion has demonstrated that overexpression of such ERVs is strongly associated with the overall survival of cancer patients, notably of patients that are normally considered unresponsive to immunotherapy. In addition, the Company has preclinically demonstrated complete tumor eradication in animal models when targeting ERVs.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this annual report titled “Risk Factors.”

COVID-19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China and on March 11, 2020 the World Health Organization, or the WHO, declared COVID-19 a pandemic. To date, COVID-19 has surfaced in nearly all regions around the world and resulted in travel restrictions, supply chain interruptions and business slowdowns and/or shutdowns in affected areas. Denmark, all states in the United States, and many local jurisdictions and countries around the world have, at times during the pandemic, issued “shelter-in-place” orders, quarantines, executive orders and similar government orders, restrictions, and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and/or recommendations, and/or the perception that additional orders, restrictions or recommendations could occur, have, at times during the pandemic, resulted in widespread closures of businesses, including healthcare systems, work stoppages, slowdowns and/or delays, work-from-home policies and travel restrictions, among other effects.

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

These uncertainties include, among others, the ultimate severity and duration of the pandemic; the emergence and prevalence of COVID-19 variants; governmental, business or other actions that have been, are being or will be, taken in response to the pandemic, including restrictions on travel and mobility, business closures and operating restrictions, and imposition of social distancing measures; impacts of the pandemic on our employees, the vendors or distribution channels in our supply chain and on the our ability to continue to have our product candidates manufactured, impacts of the pandemic on the conduct of our clinical trials, including with respect to enrollment rates, availability of investigators and clinical trial sites, and monitoring of data; impacts of the pandemic on healthcare systems, impacts of the pandemic on the regulatory agencies with which we interact in the development, review, approval and commercialization of products derived from our product candidates, if any; impacts of the pandemic on reimbursement for products derived from our product candidates, if any, and for services related to the use of products derived from our product candidates, if any; and impacts of the pandemic on the Danish, United States and global economies more broadly.

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

Silicon Valley Bank Failure

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank, or SVB, was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation, or the FDIC, as receiver.

While a statement by the U.S. Department of the Treasury, the Federal Reserve and the FDIC stated that all depositors of SVB would have access to all of their money, uncertainty and liquidity concerns in the broader financial services industry remain. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. The U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments. However, widespread demands for customer withdrawals or other needs of financial institutions for immediate liquidity may exceed the capacity of such program. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions in a timely fashion or at all.

While we maintain our cash and cash equivalents in multiple financial institutions worldwide, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired by the financial institutions with which we have arrangements directly facing liquidity constraints or failures. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

Selected Financial Data

The selected historical consolidated financial information for the years ended December 31, 2022, 2021 and 2020 and the selected statements of financial position data as of December 31, 2022, 2021 and 2020 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion included below.

Consolidated Statements of Comprehensive Loss Data

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands, except per share data)
Consolidated Statement of Comprehensive Loss Data:
Research and development expenses	$17,056	$19,583	$10,902
General and administrative expenses	8,208	6,251	5,666
Operating loss	(25,264)	(25,834)	(16,568)
Finance income	2,831	2,039	216
Finance expenses	(1,508)	(915)	(223)
Net loss before tax	(23,941)	(24,710)	(16,575)
Income taxes	772	178	1,557
Net loss for the period	$(23,169)	$(24,532)	$(15,018)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(23,169)	$(24,532)	$(15,018)
Loss per share – basic and diluted	$(0.98)	$(1.26)	$(0.97)
Number of shares used for calculation (basic and diluted)	23,638,685	19,493,143	15,434,758

Consolidated Statements of Financial Position Data

	December 31,
	2022	2021	2020

	(USD in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$13,184	$32,166	$5,834
Total assets	22,025	40,163	11,965
Total liabilities	13,722	7,726	4,927
Share capital	3,886	3,755	2,648
Other reserves	77,076	79,114	31,669
Accumulated deficit	(72,659)	(50,432)	(27,279)
Total equity	8,303	32,437	7,038
Total liabilities and equity	$22,025	$40,163	$11,965

Key Components of Our Results of Operations

Operating Expenses

Research and development

Research and development expenses are primarily internal and external costs incurred in the development of our product candidates, including personnel costs, share-based compensation, external research and development expenses, maintenance of our patents, overhead allocation and enhancements and maintenance of our technology platforms.

We may receive government grants or tax credits in the future that may result in a reduction of our research and development expenses.

The research activities are comprised of activities performed before filing an Investigational New Drug, or IND, or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. We record accruals for estimated research and development costs, including payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses or accrued expenses.

For the year ended December 31, 2022, substantially all of our third-party expenses were related to the development of product candidates in conjunction with our AI platforms. We deploy our personnel and facilities across all of our research and development activities. Costs incurred directly for individual programs consist primarily of trial and product production-related costs. Other costs such as share-based compensation, personnel and facilities expenses, which are not directly attributable to individual programs, are allocated between research and development and other functions and recorded as incurred.

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

Finance Income

Finance income consists primarily of foreign currency gains, and gains from changes in fair value of liability-classified warrants.

Finance Expenses

Finance expenses consists primarily of foreign currency losses, interest expense and related loan costs on the EIB Loan Agreement (as defined herein), and interest expense on leasing liabilities.

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

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development expenses as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as a reduction of income tax expense. Tax credits in excess of the corporate tax rate are classified as government grants. Tax credits are accrued for the year based on calculations that conform to Danish research and development programs. As part of the recovery of the Danish economy after COVID-19, the current tax credits in relation to research and development are increased from 105% (2021) and 107% (2022), respectively, to 130% (both years).

Results of Operations

Comparison of the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,			Change
	2022	2021	2020	2022 vs 2021	2021 vs 2020

	(USD in thousands)
Operating expenses:
Research and development	$17,056	$19,583	$10,902	$(2,527)	$8,681
General and administrative	8,208	6,251	5,666	1,957	585
Total operating expenses	25,264	25,834	16,568	(570)	9,266
Operating loss	(25,264)	(25,834)	(16,568)	570	(9,266)
Finance income	2,831	2,039	216	792	1,823
Finance expenses	(1,508)	(915)	(223)	(593)	(692)
Net loss before tax	(23,941)	(24,710)	(16,575)	769	(8,135)
Income taxes	772	178	1,557	594	(1,379)
Net loss for the year	$(23,169)	$(24,532)	$(15,018)	$1,363	$(9,514)

Research and Development

Research and development expenses were $17.1 million for the year ended December 31, 2022 compared to $19.6 million for the year ended December 31, 2021. The decrease in research and development expenses was primarily due to a decrease in third-party vendor costs of $3.1 million, after recognizing grant income of $0.5 million in 2022, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. The decrease is partially offset by increased employee-related costs of $0.3 million due to higher headcount and an increase in depreciation expense related to the property, plant, and equipment in our lab space of $0.3 million.

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

General and Administrative

General and administrative expenses were $8.2 million for the year ended December 31, 2022, as compared to $6.3 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to a $1.8 million increase in professional fees related to the expansion of our corporate function as a listed company.

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

Finance Income

Finance income consists primarily of foreign currency gains recognized of $2.4 million, and a gain from changes in fair value of liability-classified warrants of $0.4 million for the year ended December 31, 2022.

Finance income primarily related to foreign exchange gains recognized were $2.0 million and $0.2 million for the years ended December 31, 2021 and 2020, respectively.

Finance Expenses

Finance expenses for the year ended December 31, 2022 were $1.5 million, compared to $0.9 million for the year ended December 31, 2021. The increase in finance expense was primarily due to increased interest expense and related loan costs of $0.6 million on the EIB Loan Agreement and interest expense of $0.2 million for leasing liabilities.

Finance expenses for the year ended December 31, 2021 were $0.9 million, compared to $0.2 million for the year ended December 31, 2020. The increase in finance expenses were primarily related to an increase of $0.6 million in foreign exchange losses recognized.

Income Taxes

The benefits from income tax were $0.8 million for the year ended December 31, 2022, compared to $0.2 million for the year ended December 31, 2021. Our effective tax rates for the year ended December 31, 2022 and 2021 were different from the Danish effective statutory tax rate of 22% since we only recognize deferred tax assets on temporary differences to the extent the requirements for capitalization are met. Taxable income is mainly related to expected tax receivable from R&D Tax Schemes in Denmark and Australia based on tax losses incurred in the current financial year.

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

Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $13.6 million for the year ended December 31, 2022 as compared to $9.5 million for the year ended December 31, 2021 and $3.8 million for the year ended December 31, 2020. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

Overview

We are a clinical development stage AI-immunology company that has not generated revenues for the years ended December 31, 2022, 2021 or 2020. We are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. As of December 31, 2022, we had an accumulated deficit of $72.7 million and expect to continue to incur significant losses for the foreseeable future.

As of December 31, 2022 and December 31, 2021, our available liquidity, comprised of cash and cash equivalents, was $13.2 million and $32.2 million, respectively and our total equity was $8.3 million and $32.4 million, respectively. We have not generated any revenues during the periods ended December 31, 2022 and December 31, 2021. We will not start generating significant revenue before we have obtained an out-licensing partnership.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022. Under the current business plans we cannot draw the remaining two tranches of the loan.

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

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2022, the monthly payment is approximately $26,000, which consists of $11,000 for the office space and approximately $15,000 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

In addition to the ordinary lease payments, we obtained financing from DTU Science Park A/S (“DTU”) in 2021 for rebuilding the laboratory facility and engineering building to match ours needs. We will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by us before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately.

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

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park, pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by American Depositary Shares, or the ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares. In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs with each ADS representing one ordinary share, comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. Lincoln Park is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

On October 3, 2022 we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. We agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all our ordinary shares represented by ADSs sold through them as sales agent under the Sales Agreement. The offering of our ordinary shares represented ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all the ordinary shares represented by ADSs subject to the Sales Agreement, or (2) termination of the Sales Agreement by us or JonesTrading. We or JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell our ordinary shares represented by ADSs or a suspension or limitation of trading our ordinary shares represented by ADSs on The NASDAQ Capital Market.

During the period between October 13, 2022 and October 20, 2022 we sold 114,402 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a volume weighted average price (VWAP) of $2.76 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds from the sales of the ordinary shares represented by ADSs were approximately $0.3 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 114,402 with the Danish Business Authority.

On December 29, 2022 we sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value, with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,956. In connection with the sale, we registered aggregate share capital increases of nominal DKK 4,450 with the Danish Business Authority.

As of December 31, 2022, due to warrant exercise, our outstanding share capital was nominal DKK 24,139,413.

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

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. The Company, with its current strategic plans, anticipates that with the current cash position and the forecast cash requirements per the 2023 updated Annual Budget, it will require additional financing to fund its operations and to continue development of its product candidates by December 2023.

The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.

We will seek additional capital if market conditions are favorable or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaboration, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of the COVID-19 pandemic on the initiation or completion of pre-clinical studies or clinical trials and the supply of our product candidates;
●	the impact of climate change on our business operations;
●	the effects of the recent invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;

●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to hire additional management, scientific, technical and business personnel; and
●	the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We expect to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and further adjust spending on new and ongoing development and corporate activities, as needed.

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate product candidate development or grant rights to develop and market product candidates and ultimately wind-up activities.

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(25,774)	$(21,933)	$(12,438)
Net cash used in investing activities	(268)	(1,330)	(393)
Net cash provided by financing activities	7,853	49,805	8,817
Net (decrease)/increase in cash and cash equivalents	$(18,189)	$26,542	$(4,014)

Operating Activities

Net cash used in operating activities was $25.8 million for the year ended December 31, 2022. The largest components of our cash used in operating activities during this period was a net loss for the year of $23.2 million, offset by non-cash adjustments of $0.3 million, net cash change in our working capital during the period of $2.9 million, and $0.8 million of income taxes received. The non-cash charges primarily consisted of share-based compensation expense of $0.9 million, non-cash interest expense of $0.8 million, depreciation and amortization of $0.6 million, and various other immaterial changes of $0.1 million. These non-cash charges were offset by exchange rate adjustments in foreign currencies of $1.3 million, a change in income tax benefit of $0.8 million, a gain from changes in fair value of liability-classified warrants of $0.4 million, and a change in tax credit schemes accounted for as grants of $0.2 million. The negative net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of a $1.3 million increase of receivables due to timing of prepayments in our research and development activities, a decrease of $0.8 million in trade payables and a decrease of $0.4 million in other payables, both due to the timing of invoices received and other immaterial changes of $0.4 million.

Net cash used in operating activities was $21.9 million for the year ended December 31, 2021. The largest components of our cash used in operating activities during this period was a net loss for the year of $24.5 million offset by non-cash adjustments of $0.5 million, $0.8 million of income taxes received, and net cash change in our working capital during the period of $1.2 million. The non-cash charges primarily consisted of share-based compensation expense of $1.4 million. This non-cash charge was offset by a change in income tax benefit of $0.2 million and various other immaterial changes of $0.7 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $1.9 million of receivables due to timing of prepayments in our research and development activities, offset by a decrease of $0.6 million in trade payables and a decrease of $0.1 million in other payables, both due to the timing of invoices received.

Net cash used in operating activities was $12.4 million for the year ended December 31, 2020. The largest component of our cash used in operating activities during this period was a net loss for the year of $15.0 million offset by non-cash charges of $1.6 million, $0.8 million of income taxes received, and net cash change in our working capital during the period of $0.2 million. The non-cash charges primarily consisted of share-based compensation expense of $3.4 million and various other immaterial changes of $0.3 million. These increases in non-cash charges were offset by a change in income tax benefit of $1.6 million and a change in tax credit schemes accounted for as grants of $0.5 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of an increase of $2.0 million in trade payables and an increase of $1.1 million in other payables, both due to the timing of invoices received, offset by a $2.7 million increase of receivables due to timing of prepayments in our research and development activities and other immaterial changes of $0.2 million.

Investing Activities

Net cash used in investing activities was primarily driven by the purchase of property and equipment in the amounts of $0.4 million, $1.3 million, and $0.1 million, and changes in leasehold deposits which were nominal, nominal, and $0.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively. Net cash used in investing activities for the purchase of intangible assets was nominal, $0.1 million, and nominal, for the years ended December 31, 2022, 2021, and 2020, respectively.

Financing Activities

Net cash provided by financing activities was $8.0 million for the year ended December 31, 2022, which was primarily due to proceeds from borrowings under the EIB Loan Agreement of $7.9 million, and net proceeds from the issuance of shares of $0.4 million, partially offset by $0.3 million related to repayment of lease liabilities.

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

Off-balance Sheet Arrangements

As of December 31, 2022, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2022.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Within 1 Year	1 – 2 Years	2 – 5 Years	Over 5 Years	Total

	(USD in thousands)
Leases(1)	$147	$165	$623	$1,320	$2,255
Loan from lessor(5)	136	145	490	297	1,068
EIB Loan(6)	224	224	672	9,671	10,791
Purchase obligations(2)	598	56	904	—	1,558
Total(3)(4)	$1,105	$590	$2,689	$11,288	$15,672
(1)	In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.
(2)	We enter into contracts in the normal course of business with Clinical Research Organizations, or CROs, and other third parties for clinical trials and pre-clinical research studies and testing. Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.
(3)	In June 2020, we entered into a license agreement for the rights to certain intellectual properties which triggered a milestone payment of $35,000 upon execution. Throughout the term, the agreement may require additional future milestone payments between $70,000 to $250,000.
(4)	In November 2020, we entered into a license agreement with SSI for the rights to three issued United States patents and other patents which triggered an upfront payment of $60,000. In addition, in the event we commercialize any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. However, if any PIONEER derived immunotherapies administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share depends on the stage of the development of any such immunotherapy when the out-licensing arrangement is entered into and ranges from the lower to mid double digits. For more information on the terms of the SSI license agreement see the section herein entitled “Business Overview — In-Licensing.”
(5)	The loan amount as of December 31, 2022 is still subject to possible minor adjustment. Further information is provided in Note 18 to our financial statements appearing at the end of this annual report.
(6)	Further information is provided in Note 18 to our financial statements appearing at the end of this annual report.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the years ended December 31, 2022 and 2021, our net foreign exchange gain was $2.4 million and $1.3 million, respectively. For the year ended December 31, 2020 our foreign exchange loss was immaterial. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

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

Recently Adopted Accounting Pronouncements and Accounting Pronouncements Not Yet Adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our financial statements appearing at the end of this annual report.

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

5.E. Critical Accounting Estimates

The discussion in “Item 5.A. Operating and Financial Review and Prospects – Operating Results” is based on our financial statements, which have been prepared in accordance with IFRS, issued by the IASB. The preparation of our financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

While our significant accounting policies are described in greater detail in Note 3 to our consolidated financial statements included in this annual report, the following discussion describes the judgments and estimates used in the preparation of our financial statements.

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

Prior to IPO, the fair value of each warrant grant is estimated on the date of grant using the interpolated ordinary share value. Warrants granted since 2021 were valued using Black-Scholes option pricing model, using the below-mentioned assumptions.

The table below summarizes the fair value by grant through December 31, 2022:

	Per warrant	Per warrant
	grant date	grant date
	fair value	fair value
	(DKK)	(USD)
Outstanding program
Grant (December 2016)	20.91	3.13
Grant (April 2017)	24.05	3.60
Grant (September 2017)	28.71	4.30
Grant (December 2017)	28.71	4.30
Granted (during 2018)	37.05	5.55
Granted (January 2019)	37.05	5.55
Granted (February 2019)	42.57	6.38
Granted (September 2019)	56.35	8.44
Granted (October 2019)	56.97	8.53
Granted (December 2019)	57.48	8.60
Granted (December 2020)	56.75	9.35
Granted (June 2021)	40.86	6.56
Granted (December 2021)	19.22	2.93
Granted (March 2022)	13.46	1.93
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (September 2022)	10.46	1.50
Granted (December 2022)	10.95	1.57
Granted (December 2022)	10.95	1.57

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

Refer to Note 3 and Note 8 to our consolidated financial statements included in this annual report for additional detail on our accounting policy, judgements and assumptions used in accounting for share-based compensation.

European Investment Bank Loan and Warrant Liability

In February 2022, the first tranche related to the Company’s loan agreement with the European Investment Bank (EIB) was drawn down. As part of the loan arrangement warrants were to EIB.

The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants. The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment. The warrants are considered to be part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the financial instruments standards. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the draw down on each individual tranche of the EIB loan. The warrant liability is subsequently remeasured at the redemption amount. Significant judgment is made in respect of valuation of the warrants.

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

Refer to Note 3 to our consolidated financial statements included in this annual report for additional detail on our accounting policy, judgements and assumptions used in accounting for the loan from the lessor.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have a two-tier governance structure consisting of a board of directors and an executive management team.

Our Executive Management

The following table sets forth certain information relating to our executive management as of the date of this annual report.

Name	Age	Position(s)
Executive Management:
Birgitte Rønø, Ph.D.	46	Chief Scientific Officer
Andreas Holm Mattsson	47	Chief AI and Culture Officer
Jesper Nyegaard Nissen, MSc(1)	53	Chief Operating Officer
Bo Karmark, M.Sc(2)	57	Chief Financial Officer
Per Norlén, M.D., PhD.(3)	53	Chief Executive Officer
(1)	Mr. Nissen entered into an agreement to join us on January 16, 2022, and joined us on March 14, 2022.
(2)	Mr. Karmark entered into an agreement to join us on January 14, 2022, and joined us on May 22, 2022.
(3)	Dr. Per Norlén entered into an agreement to join us on July 30, 2022, and joined us on October 3, 2022.

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

Andreas Holm Mattsson is one of our Founders and has served as our Chief AI and Culture Officer since our inception. Mr. Mattsson is an experienced bioinformatician from the Technical University of Denmark. Prior to joining us Mr. Mattsson was at Novo Nordisk from 2004 to 2011 developing in silico platforms. Since founding of Evaxion in 2008, Andreas has worked on developing Evaxion’s AI platforms including EDEN and PIONEER, as well as other in silico models enabling vaccine discovery and development in the areas of immuno-oncology and infectious disease.

Jesper Nyegaard Nissen, M.Sc. joined us on March 14, 2022 as our Chief Operating Officer pursuant to the terms of his Service Agreement entered into on January 16, 2022. Mr. Nissen has more than 25 years of experience in the pharmaceutical industry across finance, investments, research and development. Mr. Nissen began his career in Novo Nordisk Corporate Finance being responsible for development of controlling and performance management processes followed by the role as finance responsible for different corporate business areas. In 2010, Mr. Nissen moved into senior leadership roles as Vice President and later as Corporate Vice President for Global Research Operations. with the focus on research and development and strategic and operational development which included responsibilities for clinical sourcing, development IT strategies, establishment of development shared service center in India, application of real world evidence, or RWE and health economics related to clinical trials, development of research strategies, research portfolio governance, operation of global research sites, design and operation of external research engagement models among others. Since January 2021 until joining us, Mr. Nissen has worked for Fujifilm Diosynth Biotechnologies in the program management team for large scale capital projects driving Fujifilm Diosynth Biotechnologies mission to become a global leader within CDMOs. Mr. Nissen received his MSc Business Economics (Cand. Oecon.) from the University of Aarhus, Denmark.

Bo Karmark, M.Sc. joined us on May 22, 2022 as our Chief Financial Officer pursuant to the terms of his Service Agreement entered into on January 14, 2022. Mr. Karmark is an experienced financial executive with a career spanning more than 25 years working for several multinational listed companies, primarily in the biotech, pharma, and bioscience industries. Before joining us, Mr. Karmark served as the Chief Financial Officer for Aquaporin A/S, a water technology company for the past seven years. Aquaporin is listed on the Nasdaq Copenhagen stock exchange. Before that, Mr. Karmark held numerous financial management positions at various companies including Chr. Hansen Holding A/S, H. Lundbeck A/S, and NsGene A/S. Mr. Karmark received his M.Sc. in Business Administration and Auditing form the Copenhagen Business School, Denmark.

Dr. Per Norlén, M.D., PhD., joined us on October 3, 2022 as our Chief Executive Officer pursuant to the terms of his Service Agreement entered into on July 30, 2022. Dr. Norlén, is a physician and board certified specialist in Clinical Pharmacology with extensive research experience and over 20 years of working in clinical drug development and management within the biopharmaceutical industry. Most recently, Dr. Norlén was Chief Executive Officer of Targinta AB and Chief Medical Officer of Xintela AB, Targinta is a wholly owned subsidiary of Xintela, a publicly listed company on the Nasdaq First North Growth Market Stockholm, Sweden. Before that, Dr. Norlén was the Chief Executive Officer and Chief Medical Officer at Alligator Bioscience AB, a publicly listed company on the Nasdaq Stockholm market. Dr. Norlén holds an M.D. and a PhD. in Clinical Pharmacology from Lund University, where he is an Associate Professor of Experimental and Clinical Pharmacology.

In March 2023, Dr. Erik Deichmann Heegaard, our Chief Medical Officer, or CMO, at the time was terminated and Dr. Norlén along with our Vice President of Clinical Development assumed Dr. Heegaard’s duties as CMO.

Family Relationships

There are no family relationships among any of our directors and/or executive management.

6.B. Compensation

Compensation of Executive Management and Directors

As of the date of this Form 20-F, our executive management consists of our Chief Executive Officer, Chief Operating Officer Chief AI and Culture Officer, Chief Scientific Officer and Chief Financial Officer. The members of our executive management are eligible to receive an annual performance-based cash bonus subject to certain predefined corporate and individual goals as determined by our board of directors on an annual basis. The members of our executive management are also eligible to receive an extraordinary bonus at the discretion of our board of directors.

The following table presents compensation received by our executive management, for the years ended December 31, 2022, 2021, and 2020.

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Per Norlén (CEO) (7)
Salary	85	—	—
Bonus	8	—	—
Other employee benefits	21	—	—
Total	114	—	—
Bo Karmark (CFO)
Salary	160	—	—
Bonus	74	—	—
Other employee benefits	35	—	—
Total	269	—	—
Jesper Nygaard Nissen (COO)
Salary	209	—	—
Bonus	44	—	—
Other employee benefits	39	—	—
Total	292	—	—
Lars Staal Wegner (6)
Salary	352	378	321
Bonus	71	105	—
Other employee benefits	(16)	127	621
Total	407	610	942
Niels Iversen Møller (CBO) (3)
Salary	67	245	202
Bonus	6	23	11
Other employee benefits	2	—	0
Total	75	268	213
Andreas Holm Mattsson (CAICO)
Salary	229	245	202
Bonus	68	45	11
Other employee benefits	22	—	0
Total	319	290	213
Erik Deichmann Heegaard, Ph.D., DMSc (CMO) (4)
Salary	265	214	—
Bonus	52	52	—
Other employee benefits	162	266	—
Total	479	532	—
Birgitte Rønø, Ph.D. (CSO) (5)
Salary	235	110	—
Bonus	45	33	—
Other employee benefits	56	56	—
Total	336	199	—
Thomas Bogenrieder
Salary	—	—	159
Bonus	—	—	—
Other employee benefits	—	—	(123)
Total	—	—	36
Glenn S. Vraniak (1)
Salary	—	310	350
Bonus	—	73	43
Other employee benefits (2)	—	65	1,045
Total	—	448	1,438
(1)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(2)	As noted in Note 8 to our consolidated financial statements included in this Form 20-F, in 2019, Mr. Vraniak our CFO at the time, was issued 150,660 warrants. The terms of the warrants issued to Mr. Vraniak were amended, resulting in an acceleration of stock-based compensation expense in 2020. Mr. Vraniak resigned as our CFO effective November 1, 2021.
(3)	Effective November 1, 2021, Mr. Møller became our Interim Chief Business Officer.
(4)	Dr. Heegaard joined our company in April 2021 as CMO and did not receive any compensation from us in 2019 and 2020. Dr. Heegaard has been terminated as CMO in March 2023.

(5)	Dr. Rønø was appointed Chief Scientific Officer in September 2021. Prior to September 2021, Dr. Rønø was a non-executive employee. The salary above is for the period July 1, 2021 to December 31, 2021, as Dr. Rønø took the responsibility on July 1, 2021.
(6)	Dr. Wegner stepped down as CEO in September 2022 and Dr. Wegner's employment terminated at December 31, 2022.
(7)	Dr. Norlén was appointed Chief Executive Officer in October 2022. The salary above is for the period October 1, 2022 to December 31, 2022, as Dr. Norlén took the responsibility on October 1, 2022.

The following table lists compensation to our board of directors for the years ended December 31, 2022, 2021, and 2020:

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors) (1)
Board and committee fees	132	121	—
Other Fee	23	—	—
Share-based compensation	10	45	12
Total	165	166	12
Roberto Prego
Board and committee fees	57	55	—
Other Fee	—	—	—
Share-based compensation	5	14	62
Total	62	69	62
Steven Projan
Board and committee fees	63	59	—
Other Fee	—	—	—
Share-based compensation	5	14	98
Total	68	73	98
Lars Holtug (5)
Board and committee fees	59	36	—
Other Fee	—	—	—
Share-based compensation	5	14	—
Total	64	50	—
Helen M. Boudreau (3)
Board and committee fees	—	24	—
Other Fee	—	—	—
Share-based compensation	—	—	48
Total	—	24	48
Jo Ann Suzich (4)
Board and committee fees	—	18	—
Other Fee	—	—	—
Share-based compensation	—	—	26
Total	—	18	26
Thomas William Wylonis (6)
Board and committee fees	—	—	—
Other Fee	—	—	—
Share-based compensation	—	—	60
Total	—	—	60
Niels Iversen Møller (7)
Board and committee fees	45	—	—
Other Fee	—	—	—
Share-based compensation	4	—	52
Total	49	—	52
Kim Bjoernstrup (2)
Board and committee fees	—	—	—
Other Fee	—	—	—
Share-based compensation	—	—	52
Total	—	—	52
(1)	Ms. Søgaard was appointed as Chairman of the Board on November 25, 2020.
(2)	Mr. Bjoernstrup stepped down from his position as Chairman of the Board effective November 4, 2020.
(3)	Ms. Boudreau elected not to stand for re-election to the Board in 2021.

(4)	Ms. Suzich elected not to stand for re-election to the Board in 2021.
(5)	Mr. Holtug was elected as a member of the Board at the 2021 Annual General Meeting held on May 25, 2021.
(6)	Mr. Wylonis elected not to stand for re-election to the Board in 2020.
(7)	Dr. Møller was appointed as a member of the Board in 2022.

No member of the board of directors is entitled to any kind of compensation upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

The following table lists aggregate compensation to our employees, excluding executive management and board of directors, and subsequently aggregate executive management compensation and Board of Directors compensation for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Employee costs, excluding Executive Management and Board of Directors
Salaries	6,201	5,743	2,923
Cash bonus	421	337	—
Share-based compensation	592	778	1,484
Other social security contributions	19	28	17
Other staff costs	389	364	196
Total employee costs, excluding Executive Management and Board of Directors	7,622	7,250	4,620
Executive Management compensation
Salaries	1,602	1,502	1,234
Cash bonus	368	331	65
Share-based compensation	321	514	1,565
Other social security contributions	—	—	—
Other staff costs	—	—	—
Total Executive Management compensation	2,291	2,347	2,864
Board of Directors compensation
Board and committee fees	379	313	—
Travel allowance	—	—	—
Share-based compensation	29	87	359
Total board of directors compensation	408	400	359
Total employee costs	10,321	9,997	7,843
Recognized as follows in the Statement of Comprehensive Loss:
Research and development expenses	8,156	7,845	4,833
General and administrative expenses	2,165	2,152	3,010
Total employee costs	10,321	9,997	7,843
Average number of full-time employees	60	53	33
Number of full-time employees	63	61	35

Executive Management Agreements

Lars Staal Wegner, M.D.

In September 2020, we entered into an executive service contract with Dr. Wegner. The service contract confirms Dr. Wegner’s employment by the Company since July 2017 and his title, his base salary, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Dr. Wegner stepped down as CEO in September 2022 and Dr. Wegner’s employment terminated at December 31, 2022.

Dr. Per Norlén, M.D., PhD.

In July 2022, we entered into an executive service contract with Dr. Norlén pursuant to which he joined us as our Chief Executive Officer in October 2022. The executive service contract confirms Dr. Norlén’s title, his base salary, his eligibility for an annual bonus, and his eligibility for benefits and also provides for certain benefits upon termination of his employment under specified conditions. Dr. Norlén’s employment under the executive service contract continues until terminated by us or Dr. Norlén . We may terminate Dr. Norlén’s employment for any reason with 12 months’ notice and Dr. Norlén may terminate his employment with three months’ notice.

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

Jesper Nyegaard Nissen, M.Sc.

In January 2022, we entered into an executive service contract with Mr. Nissen, which started in March 2022. Mr. Nissen’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Nissen’s employment under the executive service contract continues until terminated by us or Mr. Nissen. We may terminate Mr. Nissen’s employment for any reason with 12 months’ notice and Mr. Nissen may terminate his employment with three months’ notice.

Bo Karmark, M.Sc.

In January 2022, we entered into an executive service contract with Mr. Karmark, which started in May 2022. Mr. Karmark’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Karmark’s employment under the executive service contract continues until terminated by us or Mr. Karmark. We may terminate Mr. Karmark’s employment for any reason with 12 months’ notice and Mr. Karmark may terminate his employment with three months’ notice.

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

Warrants granted during 2022

During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI and Culture Officer (“CAICO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 61,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 45,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 53,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months. The weighted average exercise price of the warrants granted during 2022 was USD 2.24 per warrant.

Warrants granted during 2021

In June 2021 62,147 warrants were granted to the Chief Medical Officer with an exercise price of DKK 1 per warrant. The warrants vest over 36 months.

In December 2021 523,599 warrants were granted to employees, members of the board of directors and members of executive management with an exercise price of USD 5.38 per warrant. The warrants vest over 36 months for employees and executive management. For the board of directors warrants vested immediately.

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

General matters related to warrants

As of December 31, 2022, our board of directors is authorized to issue an additional 422,642 warrants during the period ending January 3, 2026.

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

The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2022.

		Number of
		Ordinary
		Shares
		Underlying
Name	Grant Date	Warrants
Marianne Søgaard (Chairman)	2018-2022	113,487
Niels Iversen Møller (Director)	2022	3,750
Lars Holtug (Director).	2021-2022	9,583
Roberto Prego (Director)	2017-2018, 2021-2022	43,747
Steven Projan (Director)	2018-2019, 2021- 2022	51,631
Per Norlén (CEO)	2022	53,125
Bo Karmark (CFO)	2022	61,667
Niels Iversen Møller (CBO)	2022	3,125
Andreas Holm Mattsson (CAICO)	2022	35,000
Erik Deichmann Heegaard (CMO)	2021-2022	122,564
Birgitte Rønø (CSO)	2017-2019, 2021-2022	99,376
Jesper Nyegaard Nissen (COO)	2022	45,833

Insurance and Indemnification

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event that loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third-parties for acting in violation of the articles of association and Danish law.

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

Additionally, we have agreed to indemnify our directors and members of our executive management and employees in relation to certain claims. We will not, however, indemnify our directors, executive management and employees, in respect of: (i) claims against a person pursuant to Danish law raised before the Danish Courts, except claims arising from the offer, sale and listing of our securities in the United States and/or our subsequent status as a listed company in the United States, including in respect of our reports filed with or furnished to the SEC; (ii) claims against a person for damages and legal costs related to criminal and/or grossly negligent or willful acts or omissions committed by the indemnified person; (iii) claims against an indemnified person, which is attributable to the gaining or purported gaining of any profit or advantage to which the indemnified person or any related natural or legal person was not legally entitled; (iv) claims covered by insurance; (v) claims brought against the indemnified person by the Company or any subsidiary of the Company; and (vi) any sum payable to a regulatory authority by way of a penalty in respect of the indemnified person’s personal non-compliance with any requirement of a regulatory nature howsoever arising. The indemnification will be limited to a maximum amount per claim per person equivalent to the gross proceeds obtained by us in connection with the offering of ADSs in the United States. The indemnification shall remain in force for a period of five years after the resignation of the indemnified person from the company or its subsidiaries, if the claims made within such period are related to such person’s services to us.

There is a risk that such indemnification will be deemed void under Danish law, either because the indemnification is deemed contrary to the rules on discharge of liability in the Danish Companies Act (Selskabsloven) as set forth above, because the indemnification is deemed contrary to sections 19 and 23 of the Danish Liability for Damages Act (Erstatningansvarsloven), which contain mandatory provisions on recourse claims between an employee (including members of our executive management) and the company, or because the indemnification is deemed contrary to the general provisions of the Danish Contracts Act (Aftaleloven).

In addition, we provide our directors and executive management with directors’ and officers’ liability insurance.

6.C. Board practices

Members of Our Board of Directors

Our Board of Directors

The following table sets forth certain information relating to our board of directors as of the date of this annual report. The terms of office of all of our directors expire at the next annual general meeting to be held in 2023. All directors except Steven Projan are eligible for re-election. Due to his age Steven Projan is not eligible for re-election.

				Year of first	Expiration
Name	Position	Age	Independent	appointment	of current term
Marianne Søgaard(1)(3)(4)	Chairman	54	No	2020	2023
Steven Projan(1)(2)(3)	Member	70	Independent	2018	2023
Roberto Prego(1)(2)	Member	52	Independent	2018	2023
Lars Holtug(2)(3)	Member	64	Independent	2021	2023
Niels Iversen Møller(4)	Member	44	No	2022	2023
(1)	Member of Nomination and Corporate Governance Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Business Development & Investors Committee

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

Niels Iversen Møller, M.D. is one of our co-founders. Dr. Møller joined our Board in 2022. From our inception in 2008 until August 2017, Dr. Møller was our Chief Executive Officer and in 2016, he was awarded “CEO of the Year” in the vaccine industry by European CEO. From August 2017 to November 2021, Dr. Møller served as our Chief Business Officer. Beginning on November 1, 2021, Dr. Møller replaced Mr. Vraniak as our Interim Chief Financial Officer and served in that position until August 2022, when he stepped down to join our Board and was replaced by Karmark. From 2009 to 2011 he was a Medical Director within the area of Companion Diagnostics for Medical Prognosis A/S and from 2008 to 2009 he was a Medical Advisor within the area of cancer and biopharmaceuticals for AstraZeneca. Dr. Møller began this career at Servier Pharmaceuticals as Marketing Manager. Dr. Møller received his M.D. from the University of Copenhagen and his BA in Economics from Copenhagen Business School.

Director Compensation Policy

Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2022. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2022:

Board Member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Nomination and Governance, Compensation, Communication, BD and Investors Committee	$132,000
Roberto Prego	Director	Audit, Nomination and Governance	$57,000
Steven Projan	Director	Audit, Nomination and Governance, Compensation	$63,000
Niels Iversen Møller	Director	Communication, BD and Investors Committee	$45,000
Lars Holtug	Director	Audit, Compensation	$59,000

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

Committees of our Board of Directors

Our board of directors has four standing committees: an audit committee, a compensation committee, a BD and investors committee, and a nomination and corporate governance committee.

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

BD and Investors Committee

The BD and Investors committee consists of Marianne Søgaard and Niels Iversen Møller. Marianne Søgaard serves as chairperson of the BD and investors committee.

The BD and Investors committee’s responsibilities include, among other things:

●	Review and assess the overall investor relations, business development and communication strategy and/or plan periodically to determine its status and progress;
●	Periodically review issues that affect investor relations, business development and communication including trends in corporate governance, shareholder activism, and regulatory actions;
●	Monitor the results of the investor relations, business development and communication strategy and/or plan and offer suggestions for improvement;
●	Ensure that Executive Management has allocated adequate resources to support the implementation and achievement of the objectives of the investor relation, business development and communication strategy and/or plan;
●	Based on information provided by the Executive Management, make recommendations - as necessary – to the Board on possible actions with regard to shareholder engagement and value;
●	Receive and review information from various sources as necessary;
●	Participate to the extent necessary or desirable in meetings with investors or potential investors.

6.D. Employees

As of December 31, 2022, 2021 and 2020, Evaxion had 63, 61 and 35 employees, respectively. All of our employees are engaged in either general and administrative or research and development functions. None of our employees are represented by a labor union or covered under a collective bargaining agreement. For a further description of our employees, see the section entitled “Business - Employees” in this annual report.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Warrant Incentive Plan.”

Item 7.Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table presents information, as of March 31, 2023, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and members of our executive management individually; and
●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 31, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of 26,438,007 ordinary shares, DKK 1 nominal value per share, each outstanding as of March 31, 2023. Ordinary shares that a person has the right to acquire within 60 days of March 31, 2023 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
NIMedical Holding ApS(1)	4,198,840	15.88
Mattsson Holding af 2008 ApS(2)	4,076,826	15.42
Executive Management
Per Norlén(3)	11,547	*
Bo Karmark(4)	18,065	*
Jesper Nyegaard Nissen(5)	10,065	*
Birgitte Rønø(6)	52,022	*
Erik Deichmann Heegaard(7)	63,353	*
Andreas Holm Mattsson(2)	4,076,826	15.42
Directors
Marianne Søgaard(8)	149,309	*
Lars Holtug(9)	6,668	*
Steven Projan(10)	76,004	*
Roberto Prego(11)	351,080	1.33
Niels Iversen Møller(1)	4,198,840	15.88
All current directors and executive management, as a group (11 persons)	9,013,779	34.09
*	Represents beneficial ownership of less than 1%
(1)	Consists of (i) 4,198,840 ordinary shares held by NIMedical Holding ApS, which is a personal investment company wholly-owned by Dr. Møller and (ii) 2,000 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Dr. Møller.
(2)	Consists of (i) 4,071,961 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly-owned by Mr. Mattsson and 4,865 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr Mattsson.
(3)	Consists of (i) 0 ordinary shares and ADSs beneficially owned by Dr. Norlén and (ii) 11,547 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Dr. Norlén.
(4)	Consists of (i) 2,000 ordinary shares and ADSs beneficially owned by Mr. Karmark and (ii) 16,065 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr. Karmark.

(5)	Consists of (i) 0 ordinary shares and ADSs beneficially owned by Mr. Nissen and (ii) 10,065 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr. Nissen.
(6)	Consists of (i) 0 ordinary shares and ADSs beneficially owned by Ms. Rønø and (ii) 52,022 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Ms. Rønø.
(7)	Dr. Heegaard has been terminated as CMO in March 2023. Consists of (i) 0 ordinary shares and ADSs beneficially owned by Dr. Heegaard and (ii) 63,353 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Dr. Heegaard.
(8)	Consists of (i) 41,652 ordinary shares and ADSs beneficially owned by Ms.Søgaard and (ii) 107,657 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Ms.Søgaard.
(9)	Consists of (i) 0 ordinary shares and ADSs beneficially owned by Mr. Holtug and (ii) 6,668 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr. Holtug.
(10)	Consists of (i) 27,288 ordinary shares and ADSs beneficially owned by Mr. Projan and (ii) 48,716 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr. Projan.
(11)	Consists of (i) 310,248 ordinary shares and ADSs beneficially owned by Mr. Prego and (ii) 40,832 ordinary shares that may be subscribed pursuant to the exercise of warrants within 60 days of March 31, 2023 by Mr. Prego.

Holdings by United States Shareholders

As of March 31, 2023, approximately seven percent (7)% of our issued and outstanding ordinary shares were held by eight (8) United States record holders. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Item 8.Financial Information

8.A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

On April 28, 2022, we received formal notice that on April 21, 2022, SSI, had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which we have a non-exclusive, royalty-bearing sub-licensable license to use from SSI, or the Invention.

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with us of the patent application and the Invention.

It is our position that we and our employees are the sole inventors of the Invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that the claim would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate. As of December 31, 2022 the opinion of our legal counsel is that the ongoing legal proceedings will not have a material impact on our future financial results or business operations.

As of December 31, 2022, we and SSI had begun to make written statements to the courts, and this process has been ongoing through the date of issuance of this Form 20-F, after which the court will announce official dates for court meetings to take place. We and SSI are presently in communication on the Board and Executive Management levels to the resolve the legal dispute through an out of court settlement.

Other than the SSI claim described above, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Evaxion is aware) that may have, or have had in the recent past (covering the 12 months immediately preceding the date of this annual report), significant effects on Evaxion’s financial position or profitability.

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

8.B. Significant changes

See Note 25 “Events After the Reporting Period” to the audited consolidated financial statements included elsewhere in this Form 20-F.

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

9.C. Markets

For a description of our publicly-traded ADSs, see “Item 9.A. Offer and Listing Details—ADSs/Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10.Additional Information

10.A.Share Capital

Development of the Share Capital

As of December 31, 2022, our registered, issued and outstanding share capital was nominal DKK 24,139,413 divided into 24,139,413 ordinary shares of DKK 1. The development of our share capital since December 31, 2016 to December 31, 2022 is set forth in the table below. The below Price Per share (DKK) is based on the registrations with the Danish Business Authority.

		Share Capital	Price Per
		After	Share
Date	Transaction	Transaction	(DKK)
August 2008	Formation (Nominal DKK 1)	250,000	1.00
March 2014	Cash contribution (Nominal DKK 1)	268,148	120.00
December 2014	Cash contribution (Nominal DKK 1)	316,751	178.22
December 2015	Cash contribution (Nominal DKK 1)	336,549	435.76
March 2016	Cash contribution (Nominal DKK 1)	342,880	432.12
September 2017	Cash contribution (Nominal DKK 1)	358,806	1,034.75
March 2019	Transfer of reserves (Nominal DKK 1)	717,612	1.00
July 2019	Cash contribution and debt conversion (Nominal DKK 2)	836,994	914.71	(avg)
December 2019	Cash contribution (Nominal DKK 1)	843,564	1,037.50
September 2020	Cash contribution (Nominal DKK 1)	884,974	1,002.90
October 2020	Cash contribution (Nominal DKK 1)	899,926	1,008.45
January 2021	Share split 2-for-1 (Nominal DKK 1)	899,926	—
January 2021	Bonus share issuance 17-for-1 (Nominal DKK 1)	16,198,668	—
February 2021	Initial public offering (3,000,000 ADSs / 3,000,000 new share issue)	19,198,668	61.99
November 2021	Follow-on public offering (3,942,856 ADSs / 3,942,856 new share issue)	23,141,524	45.00
November 2021	Cash contribution (Nominal DKK 1)	23,203,808	1.00
April 2022	Cash contribution (Nominal DKK 1)	23,257,880	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,350,193	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,387,858	1.00
June 2022	LPC Purchase Agreement (428,572 ADSs / 428,572 new share issue)	23,816,430	19.54
June 2022	Cash contribution (Nominal DKK 1)	23,833,694	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,926,007	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,967,092	1.00
September 2022	Cash contribution (Nominal DKK 1)	23,977,928	1.00
October 2022	JonesTrading Sales Agreement (23,405 ADSs / 23,405 new share issue)	24,001,333	21.67
October 2022	JonesTrading Sales Agreement (26,396 ADSs / 26,396 new share issue)	24,027,729	21.83
October 2022	JonesTrading Sales Agreement (64,601 ADSs / 64,601 new share issue)	24,092,330	22.60
December 2022	Cash contribution (Nominal DKK 1)	24,134,963	1.00
December 2022	JonesTrading Sales Agreement (4,450 ADSs / 4,450 new share issue)	24,139,413	15.62

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

Authorizations to the Board of Directors

As of December 31, 2022 our board of directors is authorized to increase the share capital as follows:

●	Our board of directors is until January 3, 2026 authorized at one or more times to issue warrants to members of the company's board of directors and executive management as well as key-employees, advisors and consultants of the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 422,642 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.
●	Our board of directors is until May 1, 2027 authorized, at one or more times, to issue warrants to investors and/or lenders entitling the holder to subscribe for shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.
●	Our board of directors is until May 1, 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 46,452,576 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.
●	Our board of directors is until January 3, 2026 authorized at one or more times to increase our share capital by the issuances of the new shares by up to nominal DKK 5,500,000 with pre-emptive subscription rights for existing shareholders. Capital increases according to this authorization shall be carried out by the board of directors by way of cash contributions. The shares may be issued at market price of at a discount price as determined by the board of directors.

●	Our board of directors is until January 3, 2026 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company’s shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

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

The description below merely contains a summary of the applicable terms and conditions and does not purport to be complete. As of January 1, 2023, we have issued and outstanding 2,743,093 warrants (excluding the EIB warrants) that each confer the right to subscribe to nominal DKK 1 shares. Our warrants have previously been granted, on the dates, and with exercise prices as set forth below:

				Number of
Grant Date	Vesting Period	Expiration Date	Exercise Price	Warrants
December 19, 2016	Upon IPO Event	December 31, 2036	DKK 1.0	758,448
December 10, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	632,700
December 19, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	141,804
December 17, 2020	See vesting principles below	December 31, 2031	DKK 1.0	757,620
June 2021	See vesting principles below	December 31, 2032	DKK 1.0	62,147
December 2021	See vesting principles below	December 31, 2032	USD 5.38	523,599
March 2022	See vesting principles below	December 31, 2031	USD 2.96	35,000
June 2022	See vesting principles below	December 31, 2031	USD 1.83	10,000
June 2022	See vesting principles below	December 31, 2031	USD 1.83	10,000
June 2022	See vesting principles below	December 31, 2031	USD 1.83	45,000
September 2022	See vesting principles below	December 31, 2031	USD 2.42	11,000
December 2022	See vesting principles below	December 31, 2031	USD 2.23	50,000
December 2022	See vesting principles below	December 31, 2031	USD 2.23	330,612
Exercised				(450,465)
Lapsed or annulled without exercise				(174,372)
				2,743,093

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

62,147 warrants granted on June 17, 2021 and on October 21, 2021 formally issued shall vest with 1/36th per month and vesting shall be calculated from April 1, 2021. For warrants granted on December 7, 2021, 500,683 warrants vest with 1/36th per month from January 1, 2022 and 22,916 warrants shall be deemed fully vested at the time of issuance.

28,750 warrants granted to the Board of Directors granted from 2022 vest with 1/12th per month. 35,000 warrants were granted on March 11, 2022, vest with 1/36th per month from April 1, 2022. 65,000 warrants were granted on June 14, 2022. 10,000 warrants vest with 1/36th per month from February 1, 2022, 10,000 warrants vest with 1/36th per month from April 1, 2022, and 45,000 warrants vest with 1/36th per month from June 1, 2022.

11,000 warrants were granted on September 15, 2022. 5,000 warrants vest with 1/36 per month from August 1, 2022 and 6,000 warrants vest with 1/36 per month from August 8, 2022.

For 380,612 warrants granted on December 12, 2022, 2,500 warrants were fully vested per December 7, 2022, 50,000 warrants vest with 1/36 per month from December 7, 2022, 299,362 warrants vest with 1/36 per month from January 1, 2023 and 28,750 warrants vest with 1/12 per month from January 1, 2023.

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

Our EIB Warrants

In connection with the EIB Loan Agreement, we agreed to issue the EIB Warrants to EIB in the event we make draws on the EIB Loan. Under the terms of the EIB Warrant Agreement, we are obligated to issue up to an aggregate of 1,047,744 EIB Warrants in three separate tranches with each tranche of EIB Warrants to be issued upon a drawdown of a tranche of the EIB Loan in accordance with the following schedule: (i) 351,036 EIB Warrants upon a drawdown of the first tranche of the EIB Loan in the amount of €7.0 million; (ii) 345,672 EIB Warrants upon a drawdown of the second tranche of the EIB Loan in the amount of €6.0 million, upon shareholders’ approval and (iii) 351,036 EIB Warrants upon a drawdown of the third and final tranche of the EIB Loan in the amount of €7.0 million, upon shareholders’ approval. In November 2020, we initiated the process of making a draw down on the first tranche of the EIB Loan in the amount of €7.0 million and, in connection therewith, on December 17, 2020 and through the date of the annual report, our board of directors approved the issuance of 351,036 EIB Warrants to EIB.

Under the terms of the EIB Warrant Agreement, each EIB Warrant entitles EIB to subscribe for one ordinary share, nominal DKK 1, at an exercise price of DKK 1 per ordinary share. In addition, EIB has the right to cause us to net settle the exercise of the EIB Warrants in cash based on the value of our ordinary shares on the date of exercise thereof. Finally, upon the occurrence of certain events, including the completion of our initial public offering, the prepayment of the EIB Loan, the sale of all or substantially all of our issued share capital or assets, a change in control transaction, or Messrs. Mattsson and Moller cease to own and control directly or indirectly 25% or more of the voting rights or economic interest of our company, EIB has the right, but not the obligation, to cause us to purchase any EIB Warrant, or the Put Right. If EIB exercise its Put Right, we are required to pay EIB an amount equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. In the first six months following the completion of our initial public offering, the VWAP price to be paid by us is calculated for the entire period from the completion of our initial public offering until the exercise of the Put Right.

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

Pursuant to the Danish Companies Act public and private limited liability companies are required to register with the Danish Business Authority information regarding shareholders who own at least 5% of the share capital or the voting rights. Pursuant to the Danish Companies Act, we will file registrations with the Public Owners’ Register of the Danish Business Authority. Shareholders that exceed or fall below the ownership threshold must notify us and we will subsequently file the information with the Danish Business Authority. Reporting is further required upon passing or falling below thresholds of 5, 10, 15, 20, 25, 50, 90, and 100% or 1/3 or 2/3.

Articles of Association and Danish Corporate Law

With respect to our articles of association, the following should be emphasized:

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

The notification shall provide information on the date of the acquisition or disposal of the shares, the full name, civil registration (CPR) number, and address of the shareholder or, in the case of an enterprise, registered office and business registration (CVR) number, the number of shares and their nominal value and share classes (if applicable) as well as information about the basis on which the calculation of the holdings has been made. In the event that the shareholder is a non-resident company or citizen of Denmark, the notification shall include documentation, which clearly identifies the owner. The company shall cause the notification to be entered in the owners’ register.

Pursuant to section 58a, we are obligated to collect and store for a period of at least five years certain information regarding the beneficial owners of shares in the Company. A beneficial owner is a physical person who ultimately holds or controls, directly or indirectly, a sufficient part of the ownership interests or voting rights or exercises control by other means, except for owners of companies whose ownership interests are traded on a regulated market or a similar market which is subject to a duty of disclosure in accordance with EU law or similar international standards.

The legal status of the notification obligations is not fully clarified in relation to ADS holders and an ADS holder may be subject to such obligations.

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

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available at our website.

●	the convening notice,
●	the documents that shall be presented at the general meeting, and
●	the agenda and the complete proposals.

Shareholders are entitled to attend general meetings, either in person or by proxy and they or their proxy may be accompanied by one advisor. A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder holds on the registration date. The registration date shall be one week before the general meeting is held. The shares which the individual shareholder holds are calculated on the registration date on the basis of the registration of ownership in the owners’ register as well as notifications concerning ownership which the Company has received with a view to update the ownership in the owners’ register. In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from us no later than three days in advance of the general meeting.

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

Squeeze out

According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital and the corresponding voting rights to redeem his or her shares. Similarly, a majority shareholder holding more than 90% of the company’s share capital and the corresponding voting rights may, according to Section 70 of the same act, redeem the minority shareholder’s shares. In the event that the parties cannot agree to the terms of redemption and the valuation basis of the redemption price, this shall be determined by an independent evaluator appointed by the court for the district in which the registered office of the company is situated.

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

Terms of the Members of our Board of Directors

Denmark. Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year (terms may have a maximum period of 4 years). There is no limit in the number of consecutive terms the directors may serve. Pursuant to our articles of association, our directors are appointed by the general meeting of shareholders for a term of one year. Election of directors is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.

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

Proxy Voting by Directors

Denmark. In the event that a director in a Danish limited liability company is unable to participate in a board meeting, the elected alternate, if any, shall be given access to participate in the board meeting. Unless the board of directors has decided otherwise, or as otherwise is set out in the articles of association, the director in question may in special cases grant a power of attorney to another director, provided that this is considered safe considering the agenda in question.

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

10.E. Taxation

Danish Tax Considerations

The following discussion describes the material Danish tax consequences under present law of an investment in the ADSs. The summary is for general information only and does not purport to constitute tax or legal advice. It is specifically noted that the summary does not address all possible tax consequences relating to an investment in the ADSs. The summary is based solely on the tax laws of Denmark in effect on the date of this prospectus supplement. Danish tax laws may be subject to change, possibly with retroactive effect.

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

Taxation of Danish Tax Resident Holders of the ADSs

It is currently not clear under the current Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that Danish tax resident holders of the ADSs should be treated as holders of listed shares in the company for both Danish corporate law purpose and Danish tax purposes, even though the company’s ordinary shares are not admitted to trading on a regulated market. Recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, it should be emphasized that these communications and binding rulings are based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings, the position cannot therefore be said to be clear.

In the event that the holders of ADSs are not treated as holding listed shares, it is likely that they will be treated as either holding unlisted shares or financial instruments for tax purposes.

As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding listed ordinary shares in the company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.

Sale of the ADSs (Individuals) assuming treatment as listed shares under Danish tax law

For individual investor in 2022, gains from the sale of shares are include in the computation of the annual share income subject to 27% tax on the first DKK 58,900 (for cohabiting spouses, a total of DKK 117,800) and at a rate of 42% on share income exceeding DKK 58,900 (for cohabiting spouses over DKK 117,800). Such amounts are subject to annual adjustments and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively).

Gains and losses on the sale of shares are calculated as the difference between the purchase price and the sales price. The purchase price is generally determined using the average method (in Danish “gennemsnitsmetoden”) as a proportionate part of the aggregate purchase price for all the shareholder’s shares in a company (i.e. not the purchase price paid for each share).

Losses on the sale of listed shares can only be offset against other share income deriving from listed shares (i.e., dividends and capital gains on the sale of listed shares) and subject to the Danish tax authorities having received certain information concerning the ownership of the shares in due time. Unused losses will automatically be offset against a cohabiting spouse’s share income deriving from listed shares and any additional losses can be carried forward and offset against future share income deriving from listed shares.

Sale of the ADSs (Companies) assuming treatment as unlisted shares under Danish tax law

For the purpose of taxation of sales of shares made by shareholders (companies), a distinction is made between Subsidiary Shares, Group Shares, Tax-Exempt Portfolio Shares and Taxable Portfolio Shares (note that the ownership threshold described below is applied on the basis of the number of all shares issued by a company, and not on the basis of the number of the ADSs issued):

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

“Taxable Portfolio Shares,” which are defined as shares that do not qualify as Subsidiary Shares, Group Shares or Tax-Exempt Portfolio Shares, e.g. shares admitted to trading on a regulated market (such as the ordinary shares and the ADSs) owned by a shareholder holding less than 10% of the nominal share capital of the issuing company.

Gains or losses on disposal of Subsidiary Shares and Group Shares and Tax-Exempt Portfolio Shares are generally not included in the taxable income of the shareholder.

Special rules apply with respect to Subsidiary Shares and Group Shares to prevent certain holding company structures just as other anti-avoidance rules may apply. These rules will not be described in further detail.

Capital gains on listed Taxable Portfolio Shares are taxable at the general corporate tax rate of 22% and losses on such shares are generally deductible.

Gains and losses on listed Taxable Portfolio Shares are taxed under the mark-to-market principle irrespective of realization.

According to the mark to market principle, each year’s taxable gain or loss on Taxable Portfolio Shares is calculated as the difference between the market value of the shares at the beginning of the tax year and the market value of the shares at the end of the tax year. Hence, taxation will take place on an accrual basis even if no shares have been disposed of and no gains or losses have been realized.

A change of status from respectively Subsidiary Shares/Group Shares/Tax-Exempt Portfolio Shares to Taxable Portfolio Shares is for tax purposes considered a disposal of the shares and a reacquisition of the shares at market value at the time of change of status.

Dividends (Individuals)

As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. Provided that such distributions to Danish tax resident individual investors are treated as dividends, taxation as share income, as described above, will take place. All share income must be included when calculating whether the amounts described above are exceeded. Dividends paid to individuals are generally subject to 27% withholding tax.

Dividends (Companies)

For corporate investors, dividends paid (subject to the same uncertainty as described immediately above) on Subsidiary Shares and Group Shares generally are tax-exempt irrespective of ownership period.

Dividends paid on Tax-Exempt Portfolio Shares are partly taxable as 70% of the dividends received are included in the taxable income, which corresponds to an effective taxation of 15.4% irrespective of ownership period.

Dividends paid on Taxable Portfolio Shares are taxable at the general corporate rate of 22% and tax is generally withheld with 22%.

The actual withholding tax rate is as a starting point 27% but may be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment may be made within two months or the excess tax will be offset the corporation income tax for the year in question. The statute of limitation is three years.

Taxation of Shareholders Residing Outside Denmark

It is currently not clear under current Danish tax legislation or case law how the listed ADSs are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that non-Danish tax resident holders of the ADSs should be treated as holders of listed shares in our company for both Danish corporate law purposes and Danish tax purposes, even though our ordinary shares are not admitted to trading on a regulated market. Recent communications and binding rulings from the Danish Tax Assessment Council indicates that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, it should be emphasized that these communications and binding rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.

In the event that the holders of ADSs s not treated as holding listed shares in our company, it is likely that they will be treated as either holding unlisted shares or financial instruments for Danish tax purposes.

As described above, the below summary assumes that the holders of ADSs listed in the U.S. should be treated as holding listed ordinary shares in our company for Danish tax purposes, but if this is not the case, then this will impact the Danish tax treatment of the holders of ADSs, including in respect of the taxation of dividends paid to holders of ADSs.

Sale of the ADSs (Individuals and Companies)

Holders of the ADSs not resident in Denmark are normally not subject to Danish taxation on any gains realized on the sale of ADSs, irrespective of the ownership period, subject to certain anti-avoidance rules seeking to prevent that taxable dividend payments are converted to tax exempt capital gains.

No Danish share transfer tax or stamp duties should be payable on transfer of ADSs.

If an investor holds the ADSs in connection with a trade or business conducted from a permanent establishment in Denmark, gains on shares may be included in the taxable income of such activities pursuant to the rules applying to Danish tax residents as described above.

Dividends (Individuals)

As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares in the company. The same communications and rulings indicate that the actual distribution of dividends on ADSs to investors are considered dividends for Danish tax purposes. In principle the holders of the ADSs should therefore be entitled to apply for a refund of Danish withholding tax on dividends paid by the company. However, it remains uncertain how the Danish tax authorities will accept/handle this in practice and whether. the holders of ADSs will in fact be entitled to apply for a refund of Danish withholding tax on dividends paid by the company.

If the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply.

Dividends paid to individuals are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid to beneficial owners in “Blacklisted Jurisdictions”. The 44% rate only applies to “Main Shareholders” which generally encompass individual shareholders holding more than 25% of the shares or 50% of the votes.

Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.

If the holders of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented and to the extent it can be documented that the dividends are in fact paid onwards to the holder of the ADSs as the beneficial owner.

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

The recent communications and binding rulings from the Danish Tax Assessment Council indicates that a holder of ADSs selling such ADSs back to the company should be exempt from withholding tax on the basis of a specific exception applying to shares in listed companies. It should be emphasized that these rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.

Dividends (Companies)

As described above, the recent communications and binding rulings from the Danish Tax Assessment Council indicates that holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to investors are considered dividends for Danish tax purposes. In principle the holders of the ADSs should therefore be entitled to apply for a refund of Danish withholding tax on dividends paid by the company. However, it remains uncertain how the Danish tax authorities will accept/handle this in practice and whether the holders of ADSs will in fact be entitled to apply for a refund of Danish withholding tax on dividends paid by the company.

If the holders of ADS for Danish purposes are treated as holders of the ordinary shares in the company and are entitled to apply for a refund of Danish withholding tax on dividends paid by the company, then the below should apply.

Dividends paid to companies are generally subject to 27% withholding tax. The withholding tax is 44% for dividends paid on Group Shares and Subsidiary Shares held by beneficial owners in Blacklisted Jurisdictions as mentioned above.

Non-residents of Denmark are not subject to additional Danish income tax in respect to dividends received on shares.

If the investors of the ADSs are considered beneficial owners of the dividends according to the applicable double tax treaty between Denmark and the tax residence country of the ADS holder, the withholding tax rate under such double tax treaty may apply to the extent the tax residency of the ADS holder can be documented and to the extent it can be documented that the dividends are in fact paid onwards to the holder of the ADSs as the beneficial owner.

For investors (as beneficial owners of the dividends on the ordinary shares), if the withholding tax rate applied is higher than the applicable final tax rate (as reduced according to domestic law or an applicable double tax treaty) for the investor, a request for a refund of Danish tax in excess hereof can be made.

Dividends from Subsidiary Shares are tax exempt provided the taxation of the dividends is to be waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the jurisdiction in which the company investor is resident. If Denmark is to reduce taxation of dividends to a foreign company under a tax treaty, Denmark will not — as a matter of domestic law — exercise such right and will in general exempt from imposing any withholding tax. Further, dividends from Group Shares — not also being Subsidiary Shares — are exempt from Danish tax provided the company investor is a resident of the European Union or the EEA and provided the taxation of dividends should have been waived or reduced in accordance with the Parent-Subsidiary Directive (2011/96/EEC) or in accordance with a tax treaty with the country in which the company investor is resident had the shares been Subsidiary Shares.

Dividend payments on both Tax-Exempt and Taxable Portfolio Shares will generally be subject to a tax rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met as described below. If the withholding tax rate applied is higher than the applicable final tax rate for the shareholder, a request for a refund of Danish tax in excess hereof can be made by the shareholder in the following situations:

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

The recent communications and binding rulings from the Danish Tax Assessment Council indicate that a holder of ADSs selling such ADSs back to the company should be exempt from withholding tax on the basis of a specific exception applying to shares in listed companies. It should be emphasized that these rulings are based on an individual analysis based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings.

Share Transfer Tax and Stamp Duties

No Danish share transfer tax or stamp duties should be payable on transfer of the shares.

Certain Material U.S Federal Income Tax Considerations

The following discussion describes certain material United States federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a United States Holder (as defined below) that acquires the ADSs and holds them as a capital asset (generally property held for investment) under the Internal Revenue Code of 1986, as amended from time to time, or the “Code”. This discussion is based upon existing U.S. tax law (including the Code, its legislative history, existing, temporary and proposed United States Department of the Treasury Regulations promulgated thereunder, or the “Treasury Regulations”, administrative and judicial interpretations thereof, and other published rulings, guidance, and court decisions) in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. No ruling has been sought from the Internal Revenue Service, or the “IRS”, or any other taxing authority, with respect to any United States federal income tax consequences described below. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS, other taxing authorities, and the U.S. courts could disagree with one or more of the positions taken in this summary. This summary is not binding on the IRS or any other taxing authority or court, none of which are precluded from taking a position that is different from or contrary to, any position taken in this summary and there can be no assurance that the IRS, other taxing authority, or a court will not take a contrary position. No opinion from U.S. legal counsel has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs.

This discussion does not address all aspects of United States federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status including investors subject to special tax rules (such as, bank thrifts, and other financial institutions, insurance companies, broker-dealers in stocks, securities, currencies, or notional principal contracts, traders that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, tax-exempt organizations including private foundations and charitable remainder trusts, pension plans, persons that hold the ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated investment or transaction as determined for U.S. federal income tax purposes, persons subject to alternative minimum tax or whose “functional currency” is not the USD, U.S. expatriates or former long-term residents of the United States, persons that directly, indirectly or constructively own 10% or more (by vote or value) of the Company, persons who acquired interests in the Company pursuant to the exercise of any employee share option or otherwise as compensation, or persons holding interests in the Company through partnerships or other pass-through entities).

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

If a partnership or other pass-through entity (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds the ADSs, the tax treatment of a person treated as a partner or other owner in the partnership or other pass-through entity for U.S. federal income tax purposes generally will depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity. Partnerships (and other entities or arrangements so treated for U.S. federal income tax purposes) and their future partners should consult their own tax advisors.

In general, and taking into account the earlier assumptions, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than United States federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local, and non-U.S. income and other tax consequences of the purchase, ownership, and disposition of ADSs.

Dividends

Under the United States federal income tax laws, and subject to the PFIC rules discussed below under “— Passive Foreign Investment Company Considerations”, any distributions of cash or other property with respect to the ADSs (including any amounts withheld in respect thereof), generally will, to the extent made out of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, constitute dividends for U.S. federal income tax purposes. Generally, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is includible in income for a U.S. Holder and subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute dividend income from a “qualified foreign corporation” will be taxable at a preferential tax rate applicable to long-term capital gains, provided that the U.S. Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on The Nasdaq Capital Market, which is an established securities market in the United States. We therefore expect that dividends we pay with respect to the ADSs generally will constitute qualified dividend income. There can be no assurance, however, that the ADSs will be considered readily tradeable on an established securities market in later years.

A U.S. Holder must include any Danish tax withheld from the dividend payment, as described above under “— Danish Tax Considerations — Taxation of Shareholders Residing Outside Denmark,” in the gross amount of dividend paid even though the holder does not in fact receive it. The dividend is taxable to the holder when the depositary receives the dividend, actually or constructively. Because we are not a United States corporation and do not expect to meet the dividends-received deduction eligibility criteria for non-U.S. corporations, the dividend is not expected to be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the USD value of the Danish Krone payments made, determined at the spot Danish Krone/USD rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into USD. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into USD will be treated as ordinary income or loss to the U.S. Holder and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s capital invested in the Company, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Taxable Disposition.”

Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, all distributions paid will generally be treated as “dividends” for United States federal income tax purposes.

Dividends paid by the Company generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs, including the Danish tax withheld in accordance with the Treaty and paid over to the Danish taxing authority, which may, subject to such limitations, be creditable against a U.S. Holder’s United States federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. To the extent a refund of the tax withheld is available to a U.S. Holder under Danish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. See “— Danish Taxation — Withholding Tax Refund for United States Treaty Beneficiaries” above for the procedures for obtaining a tax refund. Investors are urged to consult their own tax advisors about the availability of any foreign tax credits or deductions in respect to their specific tax situations.

Gain on Sale, Exchange or Other Taxable Disposition

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of ADSs in a taxable disposition generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the United States dollar value of the amount realized and the holder’s adjusted tax basis, determined in United States dollars, in the ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. Holder’s holding period in the ADSs exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We have not made a determination as to whether the Company will or will not be treated as a PFIC in the current taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status.

If we were classified as a “passive foreign investment company”, or a “PFIC”, for U.S. federal income tax purposes in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ADSs. A non-U.S. corporation, such as the Company, will be classified as a PFIC for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, certain rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. For purposes of the PFIC test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC with respect to a U.S. Holder, then unless such U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (i) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Taxation of Dividends.”

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

In the event we are determined to be a PFIC, the rules applicable to PFICs described above would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs, but this election will be available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, shares of ADSs will be treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs will be considered marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

U.S. Holders are urged to consult their tax advisors as to our status as a PFIC, and the tax consequences to them if we were a PFIC, including the reporting requirements and the desirability of making, and the availability of, a mark-to-market election with respect to the ADSs.

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

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs and proceeds from the sale, exchange or redemption of the ADSs may be subject to information reporting to the IRS and possible United States backup withholding tax. In general, information reporting, including IRS Form 1099 reporting, will apply to dividends in respect of ADSs and the proceeds from the sale, exchange or redemption of ADSs that are paid to a holder of ADSs within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS. U.S. Holders are urged to consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

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

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

The Company intends to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Item 5.A. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

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
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

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

Item 13.Defaults, Dividend Arrearages And Delinquencies

None.

Item 14. Material Modifications To The Rights Of Security Holders And Use Of Proceeds

A.-D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

Item 15. Controls And Procedures

(a)Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weaknesses as of December 31, 2022 which are detailed in the accompanying Item 15(b), Management’s Annual Report on Internal Control over Financial Reporting.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the following weaknesses in our internal control over financial reporting and therefore determined that our internal control over financing reporting were not effective at the reasonable assurance level as of December 31, 2022.

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

Material weaknesses related to the lack of sufficiently designed internal controls

In connection with the preparation of our financial statements for the year ended December 2021, we had identified a material weakness related to the lack of sufficiently designed internal controls to mitigate risks of material errors in our financial statement, which remained unremediated as of December 31, 2022.

The material weakness identified is related to the lack of formalized and implemented framework components of the COSO framework, including elements of the control environment, information and communication, risk assessment, control activities and monitoring activities components. The remediation plan was negatively impacted by the loss of key employees which delayed the process of implementing, formally documenting, testing and monitoring of an effective control environment.

Material weakness relating to establishing an effective control environment over financial reporting

In connection with the listing of the company in February 2021 and subsequent preparation of our financial statements for the years ended December 31 2021 and 2020, we had identified a material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2022.

The material weaknesses identified is related to the lack of accounting and supervisory personnel that possessed an appropriate level of technical accounting experience and training, and their lack of supervision over third party service providers in areas such as financial controlling, and financial statements preparation. The established organization was negatively impacted by the loss of key employees and external consultants were engaged to temporarily fill roles until permanent resources can be employed.

Remediation plans

In 2022 processes and control procedures were documented and implementation of systems for the monitoring and documentation control performance were initiated, but the loss of key employees delayed the remediation plans for 2022.

As a result of the identified material weaknesses, we have continued the development of a comprehensive remediation plan with clear goals assigned for current and subsequent years. Actions include but are not limited to:

●	Finalize the implementation and adoption of a formal SOX program that clearly defines the roles and responsibilities as well as provides visibility on the annual schedule of activities using the COSO framework, including risk and control assessments, formalized process and control documentation, control monitoring, and management reporting to facilitate sufficient oversight.
●	Hire additional resources with applicable experience and technical knowledge for the purposes of timely and reliable financial reporting in accordance with IFRS and the requirements set forth by the SEC.
●	Continue to invest in upgrading the risk culture through comprehensive training to both dedicated resources that assist in driving internal controls and control owners and control performers across different functions.
●	Continue to implement activities that enables reduction of segregation of duties conflict across relevant applications and processes.

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

(c)Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

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

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees paid by us to EY Godkendt Revisionspartnerselskab for all services, for the years ended December 31, 2022 and 2021 (in thousands):

	Years Ended December 31,
	2022	2021
Audit fees	$378	$613
Audit related fees	—	—
Other fees	—	—
Total fees	$378	$613

In 2022, audit fees relate to audit of the annual consolidated financial statements and for review services. In 2021, audit fees relate to audit of the annual consolidated financial statements and for review services, and fees related to the prospectus for our initial public offering, our follow-on public offering, and related filing comfort services provided to us by EY Godkendt Revisionspartnerselskab.

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

None.

Item 16G. Corporate Governance

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, although we are permitted to follow certain corporate governance practices of the Kingdom of Denmark instead of those otherwise required under the Nasdaq Rules applicable to domestic issuers, we intend to follow the Nasdaq corporate governance rules applicable to foreign private issuers. While we shall voluntarily follow most Nasdaq corporate governance rules that are applicable to Evaxion, we intend to take advantage of the following limited exemptions:

●	exemption from filing quarterly reports on Form 10-Q and providing current reports on Form 8-K disclosing significant events within four days of their occurrence (however, we intend to furnish quarterly financial information under cover of Form 6-K);
●	exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than the data provided to shareholders of United States companies that are subject to the Exchange Act; and
●	exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board of directors approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

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

Voting Rights

Denmark. Each ordinary share confers the right to cast one vote at the general meeting of shareholders, unless the articles of association provide otherwise. Each holder of ordinary shares may cast as many votes as it holds shares. Shares that are held by us or our subsidiaries do not confer the right to vote.

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

All shareholders have the right to present proposals for adoption at the annual general meeting, provided that the proposals are made in writing and forwarded at the latest six weeks prior thereto. In the event that the proposal is received at a later date, the board of directors will decide whether the proposal has been forwarded in due time to be included on the agenda. Any business not included on the agenda may be transacted by the general meeting only if all shareholders’ consent.

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

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;
●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or
●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

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

Dividends

Denmark. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as amounts stated as retained earnings in the Company’s latest approved financial statements, and reserves not being non-distributable under a statute or the Company’s articles of association, less retained earnings. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared. Furthermore, it is possible under Danish law to distribute assets other than cash as dividends. If assets other than cash are distributed as dividends, a valuation report must be prepared. The valuation report must be prepared by one or more impartial valuation experts.

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

Shareholder Vote on Certain Reorganizations

Denmark. Under Danish law, all amendments to the articles of association shall be approved by the general meeting of shareholders with a minimum of two-thirds of the votes cast and two-thirds of the represented share capital. The same applies to solvent liquidations, mergers with the company as the discontinuing entity, mergers with the company as the continuing entity if shares are issued in connection therewith and demergers with the company as the transferor company and demergers with the company as the existing transferee if amendment of the articles of association for any purpose other than the adoption of the transferor company’s name or secondary name as the transferee company’s secondary name is required to be made. Under Danish law, it is debatable whether the shareholders must approve a decision to sell all or virtually all of the company’s business/assets.

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

EVAXION BIOTECH A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evaxion Biotech A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evaxion Biotech A/S (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had no revenues, continued net losses and requires additional funding, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Copenhagen, Denmark

April 27, 2023

EVAXION BIOTECH A/S

Consolidated Statements of Comprehensive Loss

		Years Ended December 31,
	Note	2022	2021	2020

		(USD in thousands, except per share amounts)
Operating expenses:
Research and development	6, 7	$17,056	$19,583	$10,902
General and administrative	6, 7	8,208	6,251	5,666
Total operating expenses		25,264	25,834	16,568
Operating loss		(25,264)	(25,834)	(16,568)
Finance income	9	2,831	2,039	216
Finance expenses	9	(1,508)	(915)	(223)
Net loss before tax		(23,941)	(24,710)	(16,575)
Income tax benefit	10	772	178	1,557
Net loss for the year		$(23,169)	$(24,532)	$(15,018)
Net loss attributable to shareholders of Evaxion Biotech A/S		$(23,169)	$(24,532)	$(15,018)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(25)	(83)	(18)
Exchange rate adjustments of investments in subsidiaries		(3)	93	—
Tax on other comprehensive income/(expense)		—	(5)	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		(2,324)	(1,547)	412
Other comprehensive income/(loss) for the year, net of tax		$(2,352)	$(1,542)	$394
Total comprehensive loss		$(25,521)	$(26,074)	$(14,624)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(25,521)	$(26,074)	$(14,624)
Loss per share – basic and diluted	11	$(0.98)	$(1.26)	$(0.97)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Financial Position

		December 31,
	Note	2022	2021

		(USD in thousands)
ASSETS
Non-current assets
Intangible assets	12	$—	$93
Property and equipment, net	13	4,675	5,174
Government grants receivables		209	—
Tax receivables, non-current		—	—
Leasehold deposits, non-current	17	156	191
Total non-current assets		5,040	5,458
Current assets
Prepayments and other receivables	14	2,791	1,138
Government grants receivable, current		221	563
Tax receivables, current		789	838
Cash and cash equivalents	16	13,184	32,166
Total current assets		16,985	34,705
TOTAL ASSETS		$22,025	$40,163
EQUITY AND LIABILITIES
Share capital	20	$3,886	$3,755
Other reserves	20	77,076	79,114
Accumulated deficit	20	(72,659)	(50,432)
Total equity		8,303	32,437
Non-current liabilities
Lease liabilities, non-current	17	1,952	2,206
Borrowings, non-current	18	7,864	1,044
Provisions	23	144	153
Total non-current liabilities		9,960	3,403
Current liabilities
Lease liabilities, current	17	303	314
Warrant liability	19	573	—
Borrowings, current	18	136	126
Trade payables		2,085	2,848
Other payables	15	665	1,035
Total current liabilities		3,762	4,323
Total liabilities		13,722	7,726
TOTAL EQUITY AND LIABILITIES		$22,025	$40,163

The accompanying notes are an integral part of consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Changes in Equity

			Other reserves
				Foreign
				currency
			Share	translation	Accumulated
	Note	Share capital	premium	reserve	deficit	Total equity

		(USD in thousands)
Equity at December 31, 2019		$2,481	$22,862	$(169)	$(15,812)	$9,362
Net loss for the year		—	—	—	(15,018)	(15,018)
Other comprehensive income		—	—	395	—	395
Share-based compensation	8	—	—	—	3,551	3,551
Issuance of shares for cash	20	167	8,853	—	—	9,020
Transaction costs	20	—	(272)	—	—	(272)
Equity at December 31, 2020		$2,648	$31,443	$226	$(27,279)	$7,038
Net loss for the year		—	—	—	(24,532)	(24,532)
Other comprehensive income		—	—	(1,537)	—	(1,537)
Tax effects on OCI		—	—	(5)	—	(5)
Share-based compensation	8	—	—	—	1,379	1,379
Issuance of shares for cash	20	1,107	56,502	—	—	57,609
Transaction costs	20	—	(7,515)	—	—	(7,515)
Equity at December 31, 2021		$3,755	$80,430	$(1,316)	$(50,432)	$32,437
Net loss for the period		—	—	—	(23,169)	(23,169)
Other comprehensive income		—	—	(2,335)	—	(2,335)
Share-based compensation	8	—	—	—	942	942
Issuance of shares for cash	20	70	358	—	—	428
Transaction costs	20	61	(61)	—	—	—
Equity at December 31, 2022		$3,886	$80,727	$(3,651)	$(72,659)	$8,303

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Cash Flows

		Years Ended December 31,
	Note	2022	2021	2020

		(USD in thousands)
Operating activities:
Net loss for the year		$(23,169)	$(24,532)	$(15,018)
Adjustments for non-cash items	16	(323)	541	1,583
Interest received		13	—	—
Interest paid		(172)	(25)	(30)
Income taxes received		754	846	812
Cash flow from operating activities before changes in working capital		(22,897)	(23,170)	(12,653)
Cash flow from changes in working capital:
Changes in net working capital	16	(2,877)	1,237	215
Net cash used in operating activities		(25,774)	(21,933)	(12,438)
Investing activities:
Investment in intangible assets	12	—	(60)	(35)
Purchase of property and equipment	13	(292)	(1,300)	(149)
Payment of non-current financial assets – leasehold deposits		24	30	(209)
Net cash (used in)/provided by investing activities		(268)	(1,330)	(393)
Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	20	428	53,854	9,019
Transaction costs related to issuance of shares		—	(3,760)	(128)
Proceeds from borrowings	18	7,849	—	—
Repayment of borrowings	18	(119)	(63)	—
Leasing installments	16,17	(305)	(226)	(74)
Net cash provided by/ (used in) financing activities		7,853	49,805	8,817
Net increase/ (decrease) in cash and cash equivalents		(18,189)	26,542	(4,014)
Cash and cash equivalents at January 1	16	32,166	5,834	9,559
Exchange rate adjustments on cash and cash equivalents		(793)	(210)	288
Cash and cash equivalents at December 31	16	$13,184	$32,166	$(5,834)
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	16	84	—	—
Capitalized intangible assets included in trade payables	12	—	—	60
Acquisition of property and equipment included in trade payables		—	90	—

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion uses its proprietary and scalable artificial intelligence, or AI, technology to decode the human immune system to identify and develop immunotherapies for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

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

In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park. In connection with the LPC Purchase Agreement, we issued 428,572 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s agreement to purchase ordinary shares. After issue of shares following the At the Market program with JonesTrading Institutional Services LLC we entered into in October 2022 and due to warrant exercise, the outstanding share capital amounted to nominal DKK 24,139,413 at year end.

The consolidated financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2022, were approved, and authorized for issuance, by the Audit Committee of the board of directors on April 27, 2023.

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

Evaxion will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of the global offering, (b) in which its annual gross revenue totals at least $1.235 billion or (c) when the Company is deemed to be a large accelerated filer, which means the market value of the Company’s ordinary shares that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which the Company has issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Impact from COVID-19

The Company continues to closely monitor the potential impact of COVID-19 on the 2022 financial results and cash flows and beyond.

The Company has worked closely with laboratories and investigators to ensure safe continuation and working requirements of its ongoing research activities and human clinical trials. The Company has resumed business travel and has remained active and effective in the process of raising capital with institutional investors by conducting key meetings in person and on a virtual basis when appropriate. As of December 31, 2022, the Company has not experienced a materially negative impact from COVID-19 on the audited consolidated financial statements.

Russia’s Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine creating a global conflict. The resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, and are likely to continue to have, short-term and more likely longer-term adverse impacts on Ukraine and Europe and around the globe. Potential ramifications include disruption of the supply chain including research activities and complications with the conduct of ongoing and future clinical trials of our product candidates, including patient enrollment. The Company relies on global networks of contract research organizations and clinical trial sites to enroll patients. Delays in research activities or in the conduct of our clinical trials could increase associated costs and, depending upon the duration of any delays, require us to find alternative suppliers at additional expense. In addition, the conflict between Russia and the Ukraine has had significant ramifications on global financial markets, which may adversely impact our ability to raise capital on favorable terms or at all. As of December 31, 2022, the Company has not directly experienced a materially negative impact from Russia’s invasion of Ukraine on the consolidated financial statements.

Note 2. Liquidity and Going Concern Assessment

The Company has considered whether conditions and events exist that, when considered in aggregate, raise significant doubt about the Company’s ability to continue as a going concern for at least a year from the date of the financial statements. The Company has a history of incurring operating losses and negative cash flows from operations. The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development (“R&D”) activities and obtain an out-licensing partnership for its product candidates and generate revenues from such product candidates.

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and reprioritized development programs to focus the operations and to save costs. The Company, with its current strategic plans, anticipates that with the current cash position and the forecast cash requirements per the 2023 updated Annual Budget, it will require additional financing to fund its operations and to continue development of its product candidates by December 2023.

The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.

The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that the Company raises additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the Company raises funds through collaborations, licenses and other similar arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on the Company’s financial condition and its ability to pursue its business plans and strategies. If the Company is unable to raise additional capital when needed, it could be forced to delay, limit, reduce or terminate its product candidate development or grant rights to develop and market its product candidates.

On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. the Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. As of December 31, 2022, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement.

On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.

Note 3. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

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

Reclassifications of prior period presentation

Certain items included in the notes to prior year consolidated financial statements have been reclassified to conform to the current period’s presentation. The reclassifications are immaterial to the consolidated financial statements.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Basis of Consolidation

The audited consolidated financial statements of the Company comprise the Statement of Financial Position as of December 31, 2022 and 2021, and the Statement of Comprehensive Loss for the twelve months ended December 31, 2022, 2021 and 2020. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the audited consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of the control.

All intra-Group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full in consolidation.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company’s ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company’s ordinary shares on grant date less the exercise consideration. Warrants granted during 2022 and 2021 are valued using a black-scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company’s ordinary share on the warrant grant date.

Accounting for joint operations – Southern Denmark University

The Company enters into agreements from time to time that may be subject to the requirements of IFRS 11, Joint Arrangements. The Company evaluates these agreements on execution and applies the requirements of the guidance. The collaboration agreement with Southern Denmark University (“SDU”) is considered a joint operation as defined in IFRS 11, with the principal place of business being Denmark. In September 2020, the Company terminated its existing agreement with SDU. For the year ended December 31, 2020, the Company recorded $0.3 million in compensation cost for SDU employees which was reported in research and development costs in the statement of comprehensive loss.

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

Finance Income

Finance income consists primarily of foreign currency gains, and a gain from changes in fair value of liability-classified warrants.

Finance Expense

Finance expenses consists primarily of foreign currency losses, interest expense and related loan costs on the EIB Loan Agreement (as defined herein), and interest expense on leasing liabilities.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Accruals for uncertain tax positions and/or valuation of government grant receivables require management to make judgments of potential exposures. Accruals for uncertain tax positions and/or valuation of government grant receivables are measured using either the most likely amount or the expected value amount, depending on taxable amounts.

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As at December 31, 2022 and 2021, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.

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

EIB Loan

All loans and borrowings are classified as financial liabilities and are initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. Further, considerations from the lender for other elements in the transaction are accounted for separately. After initial recognition, any such loans and borrowings are measured at amortized cost using the effective interest method, with the amortization recognized in finance costs.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

In August 2020, we executed the EIB Loan Agreement, with European Investment Bank (“EIB”) for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million, and €7.0 million (the “EIB Loan”). During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. We received the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The loan is initially recorded at fair value less the value attributable to any separately accounted for embedded derivative. The loan is subsequently measured at amortized cost, with the unwinding of the discount recorded in finance costs over the life of the loan.

EIB Warrants

Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the Financial Instruments Standards (IAS) 32 and IFRS 9. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the draw down on each individual tranche of the EIB loan. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.

The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The redemption amount is equal to the current share price. The remeasurements are presented as finance expense or finance income.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Prepayments include expenditures related to future financial periods and are measured at amortized cost.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Cash and cash equivalents

Cash is comprised of cash on hand and in bank deposit accounts. Cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2022 and 2021.

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

Accumulated deficit includes the accumulated profit or loss as well as well as the reserve for share-based payment representing the corresponding entries to the share-based payment recognized in the profit or loss, arising from our warrant programs.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at December 31, 2022 and have not been adopted for these financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2024)
●	Amendment to IAS 1 Presentation of Financial Statements: Disclosure of Accounting Policies (January 1, 2023)
●	Amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (January 1, 2023)
●	Amendment to IAS 12 Accounting Policies, Deferred tax related to Assets and Liabilities arising from a Single Transaction (January 1, 2023)
●	Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback (January 1, 2024)

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

European Investment Bank Loan and warrant liability

In February 2022, the first tranche related to the Company’s loan agreement with the European Investment Bank (EIB) was drawn down. As part of the loan arrangement warrants were granted to EIB.

The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants (see below). The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment. The warrants are considered a liability as they can be settled in cash and form part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the Financial instruments standards IAS 32 and IFRS 9. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the draw down on each individual tranche of the EIB loan. The warrant liability is subsequently remeasured at the redemption amount. Significant judgment is made in respect of valuation of the warrants.

Leasehold Improvements and Loan from Lessor

A significant judgment was made in respect of determining whether customization of leased premises forms part of the lease or is a leasehold improvement funded by the lessor. See the section “Leasehold improvements and Loan from lessor” in Note 3.

There have been no other changes to the application of critical accounting judgments, or estimation uncertainties regarding accounting estimates. Refer to Note 2 “Liquidity and Going Concern” and Note 3 for a summary of significant accounting policies for further discussion.

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

Liquidity risk

The exposure to liquidity risk primarily relates to the risk of failure to meet the Company’s obligations when they become due, which could happen if current assets are not enough to cover the amount of short-term liabilities. The Company has considered whether conditions and events exist that, when considered in aggregate, raise significant doubt about the Company’s ability to continue as a going concern for at least a year from the date of the financial statements. The Company has a history of incurring operating losses and negative cash flows from operations. The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development (“R&D”) activities and obtain an out-licensing partnership for its product candidates and generate revenues from such product candidates.

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transaction and/ or adjust the cost base accordingly. In March 2023 the Company adjusted the organization and optimized the strategy around EVX-01 to focus the operation and save costs. As of the date of these consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2023 Annual Budget will provide sufficient cash until the beginning of December 2023. Substantial additional financing will be needed by the Company to fund its operations and to continue development of its product candidates.

The Company plans to finance cash needs through equity offerings, or other capital sources, including potential collaborations or licenses and adjust spending on new and ongoing development and corporate activities, as needed.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date.

The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business. The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Accounting Oversight Board (PCAOB) standards.

As of December 31, 2022 and December 31, 2021, our available liquidity, comprised of cash and cash equivalents, was $13.2 million and $32.2 million, respectively and our total equity was $8.3 million and $32.4 million, respectively.

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

On June 7, 2022 the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by American Depository Shares (“ADSs”) over a 36 month period. the Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. Upon completion of the Purchase Agreement, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,686,452.

On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market. During the period between October 13, 2022 and October 20, 2022, the Company sold 114,402 ordinary shares represented by ADSs, at a volume weighted average price of $2.76 per ADS. The ADSs were sold in an at-the-market offering pursuant to the terms and subject to the conditions contained in a Capital Demand Sales Agreement between the Company and JonesTrading Institutional Services LLC, dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 114,402 with the Danish Business Authority. Upon completion of the Sales Agreement and related capital increases during the period between October 13, 2022 and October 20, 2022, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,092,330.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

On December 29, 2022 the Company sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,968. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 4,450 with the Danish Business Authority. Upon completion of the sale, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,139,413.

At year end, due to warrant exercise, the outstanding share capital was nominal DKK 24,139,413.

As of the date of these consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2023 Annual Budget will provide a positive cash runway until beginning of December 2023.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to their reputation.

The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:

	December 31, 2022
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total
Borrowings	$8,000	$11,859	$360	$1,531	$9,968	$11,859
Lease payables	2,255	2,255	147	788	1,320	2,255
Trade payables	2,085	2,085	2,085	—	—	2,085
Provisions	144	144	—	—	144	144
Other payables	312	312	312	—	—	312
Total	$12,796	$16,655	$2,904	$2,319	$11,432	$16,655

	December 31, 2021
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total
Borrowings	$1,170	$1,458	$192	$769	$497	$1,458
Lease payables	2,520	3,698	326	1,223	2,149	3,698
Trade payables	2,848	2,848	2,848	—	—	2,848
Provisions	153	153	—	—	153	153
Other payables	46	46	46	—	—	46
Total	$6,737	$8,203	$3,412	$1,992	$2,799	$8,203

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

The Company raises capital from the issue of equity, grants or convertible loan notes. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.

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

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Refer to Note 18 for further information regarding the EIB Warrants.

There were no financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 6. Operating Activities

Research and Development Expenses

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$7,396	$6,794	$3,337
Share-based compensation expenses	760	1,051	1,496
Depreciation	512	273	92
External expenses	8,388	11,465	5,977
Total research and development expenses	$17,056	$19,583	$10,902

During the years ended December 31, 2022, 2021 and 2020, the Company recognized $0.5 million, $0.3 million and $0.8 million, respectively, related to government grants as a reduction of research and development expenses.

General and Administrative Expenses

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$1,983	$1,824	$1,098
Share-based compensation expenses	182	328	1,912
Professional and other fees	5,901	4,028	2,644
Depreciation	142	71	12
Total general and administrative expenses	$8,208	$6,251	$5,666

Note 7. Employees and Employee-Related Costs

The number of employees, including executive and non-executive directors, during the year was as follows:

	Years Ended December 31,
	2022	2021	2020
Average number of full-time employees	60	53	33
Number of employees at end of period:
Denmark and United States	63	61	35
Total employees, at end of period	63	61	35

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Employee Costs:

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Wages and salaries	$8,182	$7,558	$4,222
Cash bonus	789	668	—
Share-based compensation expenses	942	1,379	3,408
Other social security expenses	19	28	17
Other staff expenses	389	364	196
Total	$10,321	$9,997	$7,843

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$8,156	$7,845	$4,833
General and administrative expenses	2,165	2,152	3,010
Total	$10,321	$9,997	$7,843

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$6,639	$6,414	$4,009
General and administrative expenses	983	836	611
Total	$7,622	$7,250	$4,620

Remuneration to the Board of Directors and Executive Management

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,970	$1,833	$1,298
Share-based compensation expenses	321	514	1,566
Total	2,291	2,347	2,864
Remuneration to the Board of Directors:
Wages and salaries	379	313	—
Share-based compensation expenses	29	87	359
Total	408	400	359
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	1,517	1,431	824
General and administrative expenses	1,182	1,316	2,399
Total	$2,699	$2,747	$3,223

The Executive Management was comprised of four members in January 2019 and expanded again to five members in October 2019, of which one member resigned in 2020 and one other member resigned in 2021. It was expanded to 5 members again in 2021, and was expanded to 6 members in 2022.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 8. Share-Based Payments

Warrant Program and Amendments

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021 and 2020 expire on December 31, 2031. For the years ended December 31, 2022, 2021 and 2020, the number of warrants outstanding as a percentage of outstanding ordinary shares was 11.4%, 11.8% and 13.8%, respectively.

During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI and Culture Officer (“CAICO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 16,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 20,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 3,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months.

In connection with the appointment of a new Chief Executive Officer (“CEO”) in September 2022, the new Chief Financial Officer (“CFO”) in May 2022 and the new Chief Operating Officer (“COO”) in March 2022 they were all granted warrants, the CEO was granted 50,000 warrants to purchase, the CFO 45,000 warrants to Purchase and the COO 25,000 warrants to purchase of the Company’s ordinary shares with DKK 1 nominal value. The granted warrants have an exercise price equal to the fair market value of the Company’s ordinary shares represented by ADSs on the date of grant thereof and they vest over a period of 36 months.

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

On January 4, 2021, the Company effected its Stock Split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants, have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the granted warrants:

					Weighted
			Weighted		Average
			Average		Remaining
	Number of		Exercise		Contractual
	warrants		Price/Share		Life (years)
Warrants granted as at December 31, 2019	1,932,156		DKK1		17
Warrants granted	363,168		DKK1
Warrants forfeited	(45,216)		DKK1
Warrants cancelled	(22,032)		DKK1
Warrants granted as at December 31, 2020	2,228,076		DKK1		15
Warrants granted during 2021(1)	63,802		DKK1
Warrants granted December 2021	523,599		USD 5.38
Warrants exercised	(62,284)	(2)	DKK1
Warrants forfeited	(10,178)		DKK1
Warrants cancelled	(10,397)		DKK1
Warrants granted as at December 31, 2021	2,732,618		DKK 7.53		13
Warrants granted	491,612		USD 2.24
Warrants exercised	(388,181)	(2)	USD 2.42
Warrants forfeited	(92,956)		USD 1.28
Warrants cancelled	—		—
Warrants granted as at December 31, 2022 (3)	2,743,093		USD 1.50	(4)	11
Warrants exercisable as at December 31, 2020	—
Warrants exercisable as at December 31, 2021	2,072,122
Warrants exercisable as at December 31, 2022 (3)	1,988,106
(1)	Of which 62,147 warrants were legally granted in June 2021 and the remaining 1,655 warrants were legally granted in December 2020.
(2)	The weighted average share price at the date of exercise were USD 2.42 and USD 5.59 for the years ended December 31, 2022 and 2021, respectively.
(3)	Number of warrants exclude EIB Warrants referred to in Note 19.
(4)	December 31, 2022 USD-end rate used.

During 2019 employees, external consultants, executive management and board members became contractually entitled to warrants that was rectified on December 17, 2020:

●	In January 2019, 45,216 warrants were granted to a member of executive management. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.3 million.
●	In February 2019, 7,956 warrants were granted to an employee. They vest from December 2020 – December 2022. Fair value at grant date amounted to $0.1 million.
●	In September 2019, 54,000 warrants were granted to an employee. The warrants vested immediately. Fair value at grant date amount to $0.5 million.
●	In October 2019, 150,660 warrants were granted to a member of executive management. The warrants vest annually over 3 years. Fair value at grant date amounted to $1.3 million.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

●	In December 2020, an aggregate of 126,972 warrants attributable to 2019 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. 63,612 warrants vested immediately and 63,360 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $1.2 million.
●	In December 2020, an aggregate of 236,196 warrants attributable to 2020 entitlements were granted to employees, members of our board of directors and consultants who provide similar services as employees. Of the warrants granted, 120,888 warrants vested immediately and 115,308 warrants vest monthly over three years from January 2020 – December 2022. Fair value at grant date amounted to $2.3 million.
●	In June 2021, 62,147 were granted to a member of Executive Management. Fair value at grant date amounted to $0.4 million.
●	During 2021, an aggregate of 523,599 warrants attributable to 2021 entitlements were granted to employees, members of our board of directors and executive management. Of the warrants 22,916 were granted to our board of directors vested immediately. The warrants granted to employees and executive management vest over 36 months. Fair value at grant date amounted to $1.5 million.
●	For the year ended December 31, 2019 the Company had 22,032 outstanding warrants to SDU employees and recognized an immaterial amount of expense for these warrants as research and development expenses in the statement of comprehensive loss. In September 2020, the Company terminated its existing agreement with SDU for business reasons. Under the terms of the SDU agreement, the Company did not incur a termination penalty and has no further obligations under this agreement.
●	A member of the executive board terminated his employment contract as of April 30, 2020 and forfeited his right to 45,216 unvested warrants.
●	A member of the executive board terminated his employment contract as of October, 2021 but no granted warrants remained unvested as of that date.
●	During 2022, an aggregate of 491,612 warrants attributable to 2022 entitlements were granted to employees, members of our board of directors and executive management. Of the warrants 2,500 were granted to our employees vested immediately. The warrants granted to employees and executive management vest over 36 months. Fair value at grant date amounted to $0.8 million.
●	During 2022 the former Chief Executive Officer of the Company forfeited his right to 45,327 unvested warrants.

In December 2022 employees received a number of warrants based on the individual employee’s grade and performance in 2022. The warrants were granted at the share price equal to the fair market value thereof on the date of grant and will vest 1/36 per month over 36 months beginning January 1, 2023. For the years ended December 31, 2022, 2021 and 2020, a service cost of $1.0 million, $1.4 million and $3.4 million has been recognized, respectively, based on the estimated fair value of the warrants granted in prior periods and warrants expected to be granted.

Share-based compensation expenses included in the statements of comprehensive loss:

	Years Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Research and development expenses	$760	$1,051	$1,496
General and administrative expenses	182	328	1,912
Total	$942	$1,379	$3,408

In 2020 an amount of $0.1 million related to warrants issued as compensation for arranging investors to subscribe for shares has been recognized in equity as a share-based compensation expense related to the capital increase.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Subsequent to the Company’s IPO, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. On the other hand, due to the fact that as of 2021, warrants will be granted at the share price on the date of grant, fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following assumptions have been applied for the warrants issued during the year ended December 31, 2022:

Expected term (in years)	6.5
Risk-free interest rate	3.66%
Expected volatility	85%
Share price	$2.10

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

The following schedule specifies the outstanding warrants as at December 31, 2022:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	437,114	1	14
Grant (September 2017)	28.71	617,184	1	14
Grant (December 2017)	28.71	122,040	1	14
Grant (during 2018)	37.05	170,496	1	14
Grant (February 2019)	42.57	7,956	1	14
Grant (September 2019)	56.35	54,000	1	14
Grant (October 2019)	56.97	150,660	1	14
Grant (December 2020)	56.75	193,064	1	8
Grant (April 2021)	45.31	1,655	1	9
Grant (June 2021)	40.86	62,147	1	9
Grant (December 2021)	19.22	435,165	USD 5.38	9
Grant (March 2022)	13.46	35,000	USD 2.96	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	45,000	USD 1.83	9
Grant (September 2022)	10.46	11,000	USD 2.42	9
Grant (December 2022)	10.95	50,000	USD 2.23	9
Grant (December 2022)	10.95	330,612	USD 2.23	9
Granted at December 31, 2022		2,743,093		9
Warrants exercisable at December 31, 2022		1,988,106

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the outstanding warrants as at December 31, 2021:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	701,356	1	15
Grant (September 2017)	28.71	617,184	1	15
Grant (December 2017)	28.71	122,040	1	15
Grant (during 2018)	37.05	174,564	1	15
Grant (February 2019)	42.57	7,956	1	15
Grant (September 2019)	56.35	54,000	1	15
Grant (October 2019)	56.97	150,660	1	15
Grant (December 2020)	56.75	317,457	1	9
Grant (April 2021)	45.31	1,655	1	10
Grant (June 2021)	40.86	62,147	1	10
Grant (December 2021)	19.22	523,599	USD 5.38	10
Granted at December 31, 2021		2,732,618
Warrants exercisable at December 31, 2021		2,732,618

The following schedule specifies the outstanding warrants as at December 31, 2020:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	712,332	1	16
Grant (April 2017)	24.05	13,896	1	16
Grant (September 2017)	28.71	617,184	1	16
Grant (December 2017)	28.71	127,044	1	16
Grant (during 2018)	37.05	181,836	1	16
Grant (February 2019)	42.57	7,956	1	16
Grant (September 2019)	56.35	54,000	1	16
Grant (October 2019)	56.97	150,660	1	16
Grant (December 2020)	56.75	363,168	1	11
Granted at December 31, 2020		2,228,076	1	15
Warrants exercisable at December 31, 2020		—

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2020, 2021 and 2022 is shown below:

		Warrants held when				Warrants held when				Warrants held when
		becoming or leaving				becoming or leaving				becoming or leaving
	January 1,	as a member			December 31,	as a member			December 31,	as a member				December 31,
	2020	of management	Granted	Forfeited	2020	of management	Granted	Exercised	2021	of management	Granted	Exercised	Forfeited	2022
Thomas William Wylonis (former) (1)	342,612	(369,252)	26,640	—	—	369,252	—	—	369,252	—	—	(184,626)	—	184,626
Steven Projan	24,436	—	18,612	—	42,048	—	4,583	—	46,631	—	5,000	—	—	51,631
Roberto Prego	19,800	—	14,364	—	34,164	—	4,583	—	38,747	—	5,000	—	—	43,747
Jo Ann Suzich (former) (7)	—	—	10,260	—	10,260	—	—	—	10,260	—	—	—	—	10,260
Marianne Søgaard (2)	—	65,952	28,368	—	94,320	—	9,167	—	103,487	—	10,000	—	—	113,487
Helen Boudreau (former) (3)	—	—	5,436	—	5,436	—	—	(5,436)	—	—	—	—	—	—
Kim Bjørnstrup (former) (4)	—	5,868	5,868	—	5,868	—	—	—	5,868	—	—	—	—	5,868
Lars Holtug	—	—	—	—	—	—	4,583	—	4,583	—	5,000	—	—	9,583
Niels Iversen Møller	—	—	—	—	—	—	—	—	—	—	3,750	—	—	3,750
Board of Directors in Total	385,848	(309,168)	109,548	—	561,348	—	22,916	(5,436)	578,828	—	28,750	(184,626)	—	422,952
Lars Aage Staal Wegner	844,416	—	7,668	—	852,084	—	64,167	—	916,251	—	—	(62,736)	(45,327)	808,188
Birgitte Rønø	—	—	—	—	—	29,376	45,000	—	74,376	—	25,000	—	—	99,376
Thomas Bogenrieder (former) (5)	49,572	(4,356)	—	(45,216)	4,356	—	—	—	4,356	—	—	—	—	4,356
Erik Heegaard	—	—	—	—	—	—	97,564	—	97,564	—	25,000	—	—	122,564
Glenn S. Vraniak (former) (6)	150,660	—	—	—	150,660	—	—	—	150,660	—	—	(112,995)	—	37,665
Andreas Holm Mattsson	—	—	—	—	—	—	—	—	—	—	35,000	—	—	35,000
Bo Karmark	—	—	—	—	—	—	—	—	—	45,000	16,667	—	—	61,667
Jesper Nyegaard Nissen	—	—	—	—	—	—	—	—	—	25,000	20,833	—	—	45,883
Niels Iversen Møller (8)	—	—	—	—	—	—	—	—	—	—	3,125	—	—	3,125
Per Norlén	—	—	—	—	—	—	—	—	—	50,000	3,125	—	—	53,125
Executive Management in total	1,044,648	(4,356)	—	(45,216)	1,007,100	29,376	206,731	—	1,243,207	120,000	128,750	(175,731)	(45,327)	1,270,899
(1)	Former board member until June 30, 2020, 252 warrants were granted for services provided after retirement from the Board of Director position.
(2)	As of November 25, 2020, 26,964 warrants were granted for services provided before taking on the Board of Directors position.
(3)	Former board member from June 30, 2020 to May 25, 2021.
(4)	Former board member from June 30, 2020 to November 4, 2020.
(5)	Part of Executive Management until March 31, 2020.
(6)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(7)	Board member until May 25, 2021.
(8)	Became a Board member in 2022.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 9. Financial Income and Expenses

	Years Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Financial income:
Interest income, bank	$13	$—	$—
Change in fair value of warrant liability	395	—	—
Foreign exchange gains	2,423	2,039	216
Total financial income	2,831	2,039	216
Financial expenses:
Interest expenses	(34)	(5)	(29)
Interest expenses, lease liabilities	(176)	(123)	—
Interest expenses, loan from lessor	(588)	(31)	—
Foreign exchange losses	(710)	(756)	(194)
Total financial expenses	(1,508)	(915)	(223)
Net financial items	$1,323	$1,124	$(7)

Note 10. Income Taxes

(a)   Analysis of charge/(credit) for the year:

	Years Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Income tax expense/(benefit)	$(772)	$(178)	$(1,557)
Total income taxes for the year	$(772)	$(178)	$(1,557)

On December 31, 2022, the Company had tax loss carry-forwards in Denmark of $13.6 million (2021: $9.5 million in Denmark; 2020: $3.8 million in Denmark) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2022, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.

The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

(b) Reconciliation of effective tax rate to Danish statutory tax rate

	Years Ended December 31,
	2022	2021	2020
Statutory corporate income tax rate in Denmark	22%	22%	22%
Difference in corporate income tax rate in subsidiaries	—%	—%	—%
Non-deductible income / (expenses)	(1)%	—%	(1)%
Non-taxable income / (expenses)	—%	—%	1%
Additional tax deduction R&D expenses	4%	6%	3%
Tax credit research and development expenditures	(5)%	(4)%	9%
Change in deferred tax asset not capitalized	(16)%	(23)%	(25)%
Total effective tax rate	4%	1%	9%

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

(c) Deferred tax in the statements of financial position

	Years Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Deferred Tax Positions:
Warrants	$739	$2,118	$4,289
Loss carry forward	13,581	9,530	3,759
Research and development expenditures	—	—	262
Other items	(214)	(98)	(6)
Deferred tax assets not recognized	(14,106)	(11,550)	(8,042)
Total Deferred Tax	$—	$—	$262

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

Note 11. Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion Biotech A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2022, 2021 and 2020, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	Years Ended December 31,
	2022	2021	2020

	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion Biotech A/S	$(23,169)	$(24,532)	$(15,018)
Weighted-average number of ordinary shares outstanding	23,638,685	19,493,143	15,434,758
Loss per share before and after dilution	$(0.98)	$(1.26)	$(0.97)

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:

	Years Ended December 31,
	2022	2021	2020
Warrants	2,743,093	2,732,618	2,228,076

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

During the twelve months ended December 31, 2020, the Company capitalized $60,000 as intangible assets for the acquisition of a non-exclusive technology license from SSI. Subject to successful commercialization of any Evaxion product utilizing the in-licensed technology, Evaxion is required to pay to the seller a royalty on net sales in the low teens. In the event any Evaxion product utilizing the in-licensed technology are commercialized by one of the Company’s partners, Evaxion is required to pay to the seller a percentage of any out-licensing revenue earned by the Company or its affiliates. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 2 clinical trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in an amount in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner subsequent to the initiation of a Phase 3 trial, Evaxion is required to pay to the seller a percentage of any sublicensing income in the lower double-digit range. If Evaxion enters into a sublicense agreement with a partner without initiating a Phase 2 trial, Evaxion is required to pay to SSI a percentage of any sublicensing income in the mid double-digit range.

The Company did not recognize any amortization expense for the year ended December 31, 2021 as the asset has not been put in use. During the year ended December 31, 2022 the Company wrote-off $87k of its intangible assets balance as the Company does not expect the non-exclusive technology licenses to be available for use in the foreseeable future. As of December 31, 2022 the carrying amounts of the Company’s intangible assets were wrote-off to zero.

	Intangible
	Assets	Total

	(USD in thousands)
Cost at December 31, 2021	$93	$93
Additions during the year	—	—
Exchange rate adjustments	(6)	(6)
Cost at December 31, 2022	87	87
Amortization at December 31, 2021	—	—
Impairment for the year	(87)	(87)
Exchange rate adjustments	—	—
Amortization at December 31, 2022	(87)	(87)
Carrying amount at December 31, 2022	$—	$—

	Intangible
	Assets	Total

	(USD in thousands)
Cost at December 31, 2020	$100	$100
Additions during the year	—	—
Exchange rate adjustments	(7)	(7)
Cost at December 31, 2021	93	93
Amortization at December 31, 2020	—	—
Amortization for the year	—	—
Exchange rate adjustments	—	—
Amortization at December 31, 2021	—	—
Carrying amount at December 31, 2021	$93	$93

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 13. Property and Equipment, Net

		Other	Leasehold
	Property	Equipment	Improvements	Total

	(USD in thousands)
Cost at December 31, 2021	$2,756	$1,225	$1,567	$5,548
Additions during the year	—	220	156	376
Disposals during the year	—	—	—	—
Exchange rate adjustments	(163)	(77)	(91)	(331)
Cost at December 31, 2022	2,593	1,368	1,632	5,593
Depreciation at December 31, 2021	$(155)	$(161)	$(58)	$(374)
Depreciation for the year	(234)	(196)	(141)	(571)
Depreciation revaluation during the year	15	—	—	15
Exchange rate adjustments	5	5	2	12
Depreciation at December 31, 2022	(369)	(352)	(197)	(918)
Carrying amount at December 31, 2022	$2,224	$1,016	$1,435	$4,675
Carrying amount of right-of-use assets at December 31, 2022	$2,224	$—	$—	$2,224

		Other	Leasehold
	Property	Equipment	Improvements	Total

	(USD in thousands)
Cost at December 31, 2020	$257	$263	$—	$520
Additions during the year	2,891	1,025	1,634	5,550
Disposals during the year	(244)	—	—	(244)
Exchange rate adjustments	(148)	(63)	(67)	(278)
Cost at December 31, 2021	2,756	1,225	1,567	5,548
Depreciation at December 31, 2020	$(237)	$(62)	$—	$(299)
Depreciation for the year	(179)	(105)	(59)	(343)
Depreciation reversed on disposals during the year	244	—	—	244
Exchange rate adjustments	17	6	1	24
Depreciation at December 31, 2021	(155)	(161)	(58)	(374)
Carrying amount at December 31, 2021	$2,601	$1,064	$1,509	$5,174
Carrying amount of right-of-use assets at December 31, 2021	$2,601	$—	$—	$2,601

Depreciation included in the statement of comprehensive loss:

	Years Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Research and development expenses	$446	$270	$90
General and administrative expenses	125	73	15
Total depreciation included in the statement of comprehensive loss	$571	$343	$105
Total accumulated depreciation of right-of-use assets at December 31,	$369	$155	$236

Note 14. Prepayments and other receivables

	December 31,
	2022	2021

	(USD in thousands)
VAT receivables	$287	$387
Prepayments	2,494	638
Other receivables	10	113
Total prepayments and other receivables	$2,791	$1,138

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The increase in prepayments derives from upfront payments made in relation to planned clinical trials.

Note 15. Other Payables

	December 31,
	2022	2021

	(USD in thousands)
Employee cost liabilities	353	989
Other liabilities	312	46
Total other payables	$665	$1,035

Note 16. Cash and Cash Equivalents

	December 31,
	2022	2021

	(USD in thousands)
Cash and cash equivalents	$13,184	$32,166
Total cash and cash equivalents	$13,184	$32,166

Cash and cash equivalents consist mainly of cash on deposit with banks.

Changes in Net Working Capital

	December 31,
	2022	2021	2020

	(USD in thousands)
Changes in receivables and tax receivables	$(1,486)	$1,863	$(2,501)
Changes in trade payables	(599)	(647)	1,798
Changes in other payables	(792)	21	918
Changes in net working capital	$(2,877)	$1,237	$215

Working capital is defined as current assets (excluding cash) less current liabilities and measures the net liquid assets the Company has available for the business.

Adjustments for non-cash items

Adjustments of non-cash items in the statements of comprehensive loss:

	Year Ended
	December 31,
	2022	2021	2020

	(USD in thousands)
Income taxes	$(772)	$(178)	$(1,557)
Tax credit schemes accounted for as grants	(226)	(12)	(510)
Depreciation	571	344	105
Impairment	87	—	—
Interest income	(13)	—	—
Interest expense	798	159	30
Share-based compensation expenses	942	1,379	3,408
Acquisition of property, plant and equipment	—	(90)	—
Gain in change from fair value of warrant liability	(395)	—	—
Other adjustments: Other adjustments, primarily exchange rate adjustments	(1,315)	(1,061)	107
Total adjustments for non-cash items	$(323)	$541	$1,583

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Reconciliation of Liabilities from Financing Activities

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2021	Cash flows	interest	Costs	Additions	adjustment	2022
Lease liabilities	$2,520	$(305)	$176	$—	$15	$(151)	$2,255
Borrowings	1,170	7,730	524	(1,117)	84	(391)	8,000
Provisions	153	—	—	—	—	(9)	144
Total liabilities from financing activities	$3,843	$7,425	$700	$(1,117)	$99	$(551)	$10,399

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2020	Cash flows	interest	Costs	Additions	adjustment	2021
Lease liabilities	$20	$(226)	$123	$—	$2,731	$(128)	$2,520
Borrowings	—	—	31	—	1,269	(130)	1,170
Provisions	—	—	—	—	161	(8)	153
Total liabilities from financing activities	$20	$(226)	$154	$—	$4,161	$(266)	$3,843

Note 17. Leases

Leases

As a result of the lease accounting of IFRS 16, the Company has capitalized the only right-of-use asset being the domicile lease. Upon implementation on January 1, 2018, the Company has recognized a liability to make lease payments (i.e. the lease liabilities) of $0.2 million and an asset representing the right to use the underlying asset during the lease term (i.e. the right-to-use asset) of $0.2 million. The liability was measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of the standard adoption date of January 1, 2018. The Company applied an incremental borrowing rate of 3.8%. For the years ended December 31, 2020, 2021 and 2022, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021 and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021 and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2022 the monthly payment is approximately $26,000 which consists of approximately $11,000 for the office space and approximately $15,000 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

The Company had one operating lease in Copenhagen, Denmark as of December 31, 2022.

We also occupied an office space in New York, New York, United States. The terms of the lease agreement included a 13 month occupancy period from January 2, 2020 through January 31, 2021. A termination notice was provided in November 2020 and the lease and occupancy terminated on January 31, 2021.

For the years ended December 31, 2022, 2021 and 2020, the expense related to variable lease payments not included in the lease liabilities was immaterial and was recognized in operating expense.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-Use Asset	Lease Liabilities

	(USD in thousands)
At December 31, 2021	$2,601	$2,520
Additions	—	15
Depreciation	(214)	—
Interest Expense	—	176
Payments	—	(305)
Translation	(163)	(151)
At December 31, 2022	$2,224	$2,255

	Right-of-Use Asset	Lease Liabilities

	(USD in thousands)
At December 31, 2020	$20	$20
Additions	2,891	2,731
Depreciation	(179)	—
Interest Expense	—	123
Payments	—	(226)
Translation	(131)	(128)
At December 31, 2021	$2,601	$2,520

The total cash outflow for leases was $0.3 million in 2022, $0.2 million in 2021, and $0.2 million in 2020.

Note 18. Borrowings

Loan from Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. As of December 31, 2022, the Company is still in discussions with DTU on the actual costs incurred. For the years ended December 31, 2022 and 2021 interest expense related to the loan from lessor was $0.2 million and $nil, respectively. During the year ended December 31, 2022 the Company had additions for borrowings related to the loan from lessor of $0.1 million.

As a result of the structure of the DTU financing this amount is not included as Purchase of property, plant and equipment within the consolidated statements of cash flows. The leasehold improvements recognized will be subject for adjustment when the actual costs incurred are made available from DTU.

EIB Loan

In August 2020, the Company executed the EIB Loan, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million. Under the EIB Loan Agreement, the tranche balances are due six years from their respective disbursement dates.

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%.For the years ended December 31, 2022 and 2021 interest expense related to the EIB Loan was $0.6 million and $nil, respectively. The loan is repayable in full six years after drawing down. Under the present business plans the Company cannot draw the remaining two tranches of the loan.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Borrowings are summarized as follows (in thousands):

	December 31,
	2022	2021
Loan from lessor	$1,068	$1,170
EIB Loan	6,932	—
Total Borrowings	8,000	1,170
Less: Borrowings, current portion	(136)	(126)
Total Borrowings, net of current portion	$7,864	$1,044

Note 19. Warrant Liability

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement.The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in level 1 of the fair value hierarchy. Due to the fact that the exercise price is insignificant compared to the share price, there is virtually no time value. Consequently, the present value of the redemption amount is equal to the current share price.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the consolidated statements of cash flows.

The following table sets forth the changes to the warrant liability:

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	(395)
Foreign currency translation	(39)
Carrying amount at December 31, 2022	$573

Note 20. Capital Structure and Financial Matters

Share Capital – Ordinary Shares

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

In October 2020, the Company successfully completed part 2 of its “bridging round” of capital with outside investors in the amount of $2.4 million with a purchase price of $8.89 per share from the issuance of 269,136 of the Company’s ordinary shares and received the proceeds in November 2020. Transaction costs directly attributable to the third quarter of 2020 “bridging round” of capital with outside investors have a total amount of $144,022.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

In February 2021, the Company completed its IPO through which the Company issued and sold 3,000,000 American Depositary Shares, or ADSs, each of which represents one ordinary share, at a price to the public of $10.00 per ADS. The Company received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

In November 2021, the Company completed a follow-on public offering through which the Company issued and sold 3,942,856 ADSs, each of which represents one ordinary share, at a price to the public of $7.00 per ADS. The shares issued were inclusive of the 514,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

Lincoln Park Purchase Agreement

On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, with each ADS representing one (1) ordinary share of the Company, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase.

On July 7, 2022, the Company filed a “selling shareholder” registration statement with the U.S. Securities and Exchange Commission (“SEC”) related to the Purchase Agreement with Lincoln Park as the selling shareholder, through which the Company registered 4,649,250 ordinary shares represented by ADSs for resale to the public by Lincoln Park. Each ADS represents one ordinary share. The Company will not receive any proceeds from the resale of ADSs by Lincoln Park, however, assuming that the Company sells the full amount of its ordinary shares represented by ADSs to Lincoln Park, under the Purchase Agreement the Company may receive up to $40.0 million in aggregate proceeds.

As of December 31, 2022, the Company had issued and sold 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s’ commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of such date, the Company had not issued or sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement.

JonesTrading Sales Agreement

On October 3, 2022 the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The NASDAQ Capital Market.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

During the period between October 13, 2022 and October 20, 2022 the Company sold 114,403 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one ordinary share, at a volume weighted average price (VWAP) of $2.76 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 114,403 with the Danish Business Authority.

On December 29, 2022 the Company sold 4,450 ordinary shares represented by ADSs, DKK 1 nominal value with each ordinary share represented by one ADSs, at a VWAP of $2.24 per ADS. The ordinary shares represented by ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Gross proceeds from the sale of ordinary shares represented by ADSs were approximately $9,968. In connection with the sale, the Company registered aggregate share capital increase of nominal DKK 4,450 with the Danish Business Authority. Upon completion of the sale, the Company’s registered, issued, and outstanding share capital was nominal DKK 24,139,413.

At year end, due to warrant exercise, the outstanding share capital was nominal DKK 24,139,413.

The following are changes in the Company’s share capital for the years ended December 31, 2020, 2021 and 2022:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2019	15,184,152	15,184
Capital increase at September 17, 2020 (issuance of shares for cash)	745,380	745
Capital increase at October 15, 2020 (issuance of shares for cash)	269,136	269
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 (for initial public offering)	3,000,000	3,000
Capital increase at November 9, 2021 (for follow-on offering)	3,942,856	3,943
Capital increase November 2021 (exercised warrants)	62,284	63
Share capital, December 31, 2021	23,203,808	23,204
Capital increase April 2022 (exercised warrants)	54,072	54
Capital increase June 2022 (exercised warrants)	92,313	92
Capital increase June 2022 (exercised warrants)	37,665	38
Capital increase at June 7, 2022 (LPC purchase agreement)	428,572	429
Capital increase June 2022 (exercised warrants)	17,264	17
Capital increase August 2022 (exercised warrants)	92,313	92
Capital increase August 2022 (exercised warrants)	41,085	41
Capital increase September 2022 (exercised warrants)	10,836	11
Capital increase at October 13, 2022 (JonesTrading sales agreement)	23,405	23
Capital increase at October 17, 2022 (JonesTrading sales agreement)	26,396	26
Capital increase at October 20, 2022 (JonesTrading sales agreement)	64,601	65
Capital increase at December 5, 2022 (exercised warrants)	42,633	43
Capital increase at December 29, 2022 (JonesTrading sales agreement)	4,450	4
Share capital, December 31, 2022	24,139,413	24,139

The Company’s share capital consists of the following ordinary shares:

	December 31,
	2022	2021

	(USD in thousands)
Authorized, issued and fully paid
24,139,413 (2021: 23,203,808) ordinary shares of DKK 1 each (2021: ordinary shares of DKK 1 each)	$3,886	$3,755
Total share capital	$3,886	$3,755

The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Executive Management’s and Board of Director’s holding of shares

At December 31, the board of directors and executive management held the following shareholdings in the Company:

Number of ordinary shares owned	2022	2021	2020
Per Norlén	—	—	—
Bo Karmark	2,000	—	—
Jesper Nyegaard Nissen	—	—	—
Birgitte Rønø	—	—	—
Erik Deichmann Heegaard	—	—	—
Andreas Holm Mattsson	4,071,961	4,163,832	4,163,832
Niels Iversen Møller	—	4,292,604	4,292,604
Lars Aage Staal Wegner (former)	82,124	182,124	182,124
Executive Management in total	4,156,085	8,638,560	8,638,560

Number of ordinary shares owned	2022	2021	2020
Niels Iversen Møller	4,196,840	—	—
Roberto Prego	310,248	310,248	310,248
Thomas William Wylonis (former)	—	—	485,676
Lars Holtug	—	—	—
Marianne Søgaard	41,652	41,652	41,652
Steven Projan	27,288	27,288	27,288
Board of Directors in total	4,576,028	379,188	864,864

Note 21. Related Party Transactions

	December 31,
	2022	2021	2020

	(USD in thousands)
The Company’s transactions with other related parties:
Balances with related parties at year-end (asset):
Prepaid rent and deposit for a leased property from a related party	$—	$—	$7

The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these persons.

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2022, 2021 and 2020.

Note 22. Commitments and Contingencies

Legal Proceedings

On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), the Company filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a non-exclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole invertors of the Invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention. In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.

It is the Company’s position that the Company and its employees are the sole inventors of the Invention. The Company believes that it has strong defenses against SSI’s claim and that SSI’s claim is without merit. The Company intends to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, the Company does not expect that it would have a material impact on its rights to use the Invention in the development and commercialization of EVX-01, as the Company believes that such rights are covered by its current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent the Company from developing and commercializing its EVX-01 product candidate. As of December 31, 2022 the opinion of the Company’s legal counsel is that the ongoing legal proceedings will not have a material impact on the Company’s future financial results.

As of December 31, 2022 the Company and SSI have begun to make written statements to the courts, and this process has been ongoing through the date of issuance of this Form 20-F; whereafter the court will announce official dates for court meetings to take place. The Company and SSI are presently in communication on the Board and Executive Management levels to the resolve the legal dispute through an out of court settlement.

Contractual obligations

The contractual obligations are similar individually and, in the aggregate, not material to the future financial position, operating profit or cash flow.

At December 31, 2022, the Company had the following contractual commitments which fall due as follows:

	December 31, 2022
	(USD in thousands)
	Contractual
	cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total

	(USD in thousands)
Purchase obligations	—	$598	$56	$904	$—	$1,558
Total	—	$598	$56	$904	$—	$1,558

The majority of the purchase obligations of $0.8 million relate to CRO’s as of December 31, 2022.

At December 31, 2021, the Company had the following contractual commitments which fall due as follows:

	December 31, 2021
	(USD in thousands)
	Contractual
	cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total

	(USD in thousands)
Purchase obligations	—	$72	$72	$—	$—	$72
Total	—	$72	$72	$—	$—	$72

The Company has purchase obligations of $72 thousand due to CRO’s and a nominal amount due system provider as of December 31, 2021.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Changes in the provision balance during the year ended December 31, 2022 are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2022	$153
Provisions recognized	—
Additions	—
Utilization of provision	—
Change in the provision	—
Currency adjustment	(9)
Carrying amount at December 31, 2022	$144

Changes in the provision balance during the year ended December 31, 2021 are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2021	$—
Provisions recognized	161
Additions	—
Utilization of provision	—
Change in the provision	—
Currency adjustment	(8)
Carrying amount at December 31, 2021	$153

Note 24. Fees to auditors

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the Statement of Profit or Loss for the years ended December 31, 2022 and 2021. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

	December 31,
	2022	2021

	(USD in thousands)
Audit fees	$172	$177
Audit related fees	50	108
Other fees	156	328
Total fees	$378	$613

Audit fees

Audit fees consist of fees billed for professional services rendered by EY for the audit of our annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Note 25. Events After the Reporting Period

Vaccine Discovery Collaboration Agreement

Effective January 1, 2023 the Company entered into a Vaccine Discovery Collaboration Agreement with ExpreS2ion Biotech Holding AB’s affiliate ExpreS2ion Biotechnologies ApS (“ExpreS2ion”) for the joint development of a novel cytomegalovirus (CMV) vaccine candidate. During the discovery phase of the collaboration, Evaxion will use its proprietary AI platform, RAVEN, to design a next-generation vaccine candidate that elicits both cellular and humoral/antibody responses. The antigen constructs derived from Evaxion’s AI platform will be produced by ExpreS2ion in the company’s ExpreS2 platform, followed by assessments in Evaxion’s state-of-the-art pre-clinical models. The joint discovery project will be included in Evaxion’s development pipeline under EVX-V1.

Under the terms of the collaboration, ExpreS2ion will have the exclusive right to license the CMV vaccine candidate under a potential Development and Commercialization Agreement. The research and intellectual property licensing costs for the collaboration project will be divided 50/50 between the parties until 2025, with all costs expected to be contained in each party’s existing operating expenses. A potential future Development and Commercialization Agreement for the jointly discovered CMV vaccine candidate is expected to include an upfront payment and future milestone payments to Evaxion from ExpreS2ion not exceeding a six-digit USD amount, as well as sub-licensing royalty to Evaxion from ExpreS2ion based on mid to lower two-digit percentage range of third-party licensee income depending on the clinical development stage of the CMV asset at the time of sublicensing.

Share Issuances After the Reporting Period

During the period between January 1, 2023 and March 3, 2023 the Company sold 2,298,594 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, with each ADS representing one ordinary shares, at a volume weighted average price (VWAP) of $1.90 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees, and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.2 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 2,298,594 with the Danish Business Authority.

Item 19.Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Incorporated by Reference Number	File Number	Provided Herewith
1.1	Articles of Association currently in effect (including English translation)	6-K	3/22/2023	1.1	001-39950
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares	F-6	01/12/2021	1	333-252038
2.2	Form of Specimen American Depositary Receipt (included in Exhibit 2.1)
4.1	CAF®09b Supply, Patent Know How & Trademark License Agreement dated November 30, 2020, between Statens Serum Institut and Evaxion Biotech A/S	F-1	01/08/2021	10.1	333-251982
4.2	Finance Contract between European Investment Bank and Evaxion Biotech A/S dated August 6, 2020	F-1	01/08/2021	10.2	333-251982
4.3	Lease Agreement dated October 2, 2020 between Evaxion Biotech A/S and DTU Science Park A/S.	F-1	01/08/2021	10.3	333-251982
4.4	Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada) (Incorporate by Reference to Exhibit 99.2 to Form 6-K filed with the Commission on October 25, 2021).	6-K	10/25/2021	99.2	001-39950
4.5	Purchase Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.1	001-3950
4.6	Registration Rights Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.2	001-3950
4.7	Capital on DemandTM Sales Agreement dated October 3, 2022 between Evaxion Biotech A./S and JonesTrading Institutional Services LLC	6-K	10/04/2022	1.1	001-3950
8.1	List of Subsidiaries of the Registrant	F-1/A	11/03/2021	21.1	333-260493
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

II-1

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
15.1	Consent of EY Godkendt Revisionspartnerselskab	X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

II-2

SIGNATURES

Evaxion Biotech A/S hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVAXION BIOTECH A/S
/s/ Per Norlén
Name:	Per Norlén, M.D., Ph.D.
Title:	Chief Executive Officer
Date:	April 27, 2023

/s/ Bo Karmark
Name:	Bo Karmark
Title:	Chief Financial Officer
Date:	April 27, 2023

II-3