Form 20-F
period 2023-12-31
Evaxion Biotech A/S
filed 2024-03-26
CIK 1828253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE
ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Christian Kanstrup

Chief Executive Officer

Evaxion Biotech A/S

Dr. Neergaards Vej 5f DK-2970 Hoersholm Denmark

Tel: +45 31 31 97 53

E-mail: cka@evaxion-biotech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing ten ordinary shares, nominal value DKK 1 per share	EVAX	The Nasdaq Stock Market LLC
Ordinary Shares, nominal value of DKK 1 per share*		The Nasdaq Stock Market LLC*

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2023, was:

Title of each class	Number of Shares Outstanding at December 31, 2023
Ordinary share, nominal value DKK1 per share
(including shares underlying American Depository Shares)	37,897,780

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

Auditor Firm ID	1757
Auditor Name	EY Godkendt Revisionspartnerselskab
Auditor Location	Copenhagen, Denmark

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American Depositary Shares, each of which represents ten ordinary shares of Evaxion Biotech A/S;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” are to the United States Food and Drug Administration;
●	“Evaxion,” the “Company,” “we,” “us” and “our” refer to Evaxion Biotech A/S and our wholly owned subsidiaries;
●	“Group” are to the consolidated entities of Evaxion Biotech A/S, Evaxion Biotech Australia Pty Ltd and Evaxion Biotech, Inc.;
●	“IND” are to Investigational New Drug Application;
●	“ordinary shares” are to our ordinary shares, each of DKK 1 nominal value;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar; and
●	“DKK,” “Krone,” and “Kroner” are to the Danish Krone

On January 22, 2024, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing one ordinary share to a new ADS Ratio of one ADS representing ten ordinary shares of the Company. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021 (our “audited consolidated financial statements”), prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Our financial information is presented in our presentation currency, U.S. Dollar, or USD. Our parent Company’s functional currency is the Danish Krone, or DKK. Certain Danish Krone amounts in this annual report have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.7447 per $1.00, which was the official exchange rate of such currencies as of December 31, 2023, rounded to four decimal places, as reported by Danmarks Nationalbank.

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

Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rate applicable on December 31, 2023. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could actually have been purchased upon exchange of DKK at the dates indicated.

We have made rounding adjustments to some of the figures contained in this annual report. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

This annual report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this annual report appear without the and ™ symbols, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

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

Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Evaxion and on information currently available to such management. While the management of Evaxion believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●	the initiation, timing, progress, results, and cost of our research and development programs and our current and future pre-clinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;
●	our ability to enter in partnerships which is a key element of our refocused strategy;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;
●	our and our collaborators’ ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States, Europe, Australia and other foreign countries;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;

●	adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine and other global conflicts such as ongoing in the Middle East; and
●	other risk factors discussed under “Item 3. Key Information—D. Risk Factors”.

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

Summary of Material Risks Associated with Our Business

The principal risks and uncertainties affecting our business include the following:

●	We are a clinical stage TechBio company with only product candidates currently in clinical development.
●	We have a limited operating history and no vaccine has been approved using our technology, and none may ever be approved.
●	We are dependent upon successfully concluding partnerships to advance our product candidates to monetize our assets.
●	We have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future.
●	We will require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development activities or any other or all operations.
●	We will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations.
●	We are substantially dependent on the success of product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized.
●	Clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials.
●	Interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
●	Pharmaceutical product development is inherently uncertain, and there is no guarantee that any of our product candidates will receive marketing approval.
●	Competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer.

●	The effects of the invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe, which could adversely affect our business and results of operations. The same applies to other global conflicts such as the ongoing conflict in the Middle East.
●	Our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.
●	The regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.
●	Our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable United States, European and other international regulatory requirements.
●	Even if products derived from our product candidates receive regulatory approval, such products may not gain market acceptance and our future partners, if any, may not be able to effectively commercialize them.
●	If we are not successful in developing our product candidates and our future partners, if any, are not successful in commercializing any products derived from our product candidates, our ability to expand our business and achieve our strategic objectives will be impaired.
●	We rely on third-parties to manufacture preclinical, clinical and commercial supplies of our products, product candidates and their components. In addition, we rely on third-parties in the conduct of significant aspects of our pre-clinical studies and clinical trials, and we intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements and/or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.
●	Our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage, supply chain management and/or shipping, and/or all of which could materially adversely affect our business operations.
●	Certain of our product candidates may be uniquely manufactured for each patient and we and/or our future partners may encounter difficulties in production, particularly with respect to the scaling of manufacturing capabilities.
●	If our and our future partners’, if any, efforts to obtain, maintain, protect, defend and/or enforce the intellectual property related to our product candidates and technologies are not adequate, we may not be able to compete effectively in our market.
●	We may be involved in lawsuits to protect or enforce our intellectual property or the intellectual property of our licensors, or to defend against third-party claims that we infringe, misappropriate or otherwise violate such third party’s intellectual property.

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

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

We are a clinical-stage TechBio company with an ambition to partner on targets, pipeline and responders with no pharmaceutical products approved for commercial sale. Also, we have not yet made out-licensing agreements. Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. This annual report also contains forward- looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and we anticipate that we will continue to incur significant losses for the foreseeable future, which makes it difficult to assess our future viability. We have not generated significant revenue and may never be profitable.

We have incurred net losses in each year since our inception in 2008, including net losses of $22.1 million, $23.2 million, and $24.5 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $108.0 million.

We have devoted most of our financial resources to research and development, including our pre- clinical and clinical development activities and the development of our AI-Immunology™ platform. To date, we have financed our operations primarily through the sale of equity securities, issuance of convertible debt instruments and through private and governmental grants. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, sales of assets, collaborations, including our out-licensing arrangements, if any, and grants. We believe that the cost and expense of most clinical testing, regulatory and marketing approval and commercialization of our product candidates are beyond the resources of all but the large biopharmaceutical and pharmaceutical companies. Therefore, we currently intend to develop our vaccines through pre- clinical or clinical proof of concept, or PoC, and then enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct further clinical trials, regulatory and marketing approval and commercialization of our product candidates. We have so far entered into one partnership arrangement at an early stage but may be unable to do so on economically viable terms large scale. As a result, clinical trials, including late-stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced under any such partnership arrangements and even if such trials are commenced in the near future, it will be several years, if ever, before we, or our partners, if any, have a product candidate ready for commercialization. Even if our future partners, if any, obtain regulatory approval to market a product candidate, our future revenues will depend upon the size of any markets in which our product candidates receive such approval, upfront, milestone and any other payments we receive from our future partners, if any, and our future partners’, if any,’, ability to achieve sufficient market acceptance, reimbursement from third-party payors, and adequate market share in those markets. We may never achieve profitability.

Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and our partners’ ability to obtain the regulatory approvals necessary to commercialize, our product candidates. We have the ambition to generate revenue from business development deals equal to 2024 cash burn (excluding financing activities) of $14.0 million, although no assurances can be made that we will generate such revenue and do not anticipate generating substantial revenue in the near future.

We expect to continue to incur significant expenses and operating losses for the foreseeable future. For the current year the primary cost drivers are:

●	continue our research or development of our programs in pre-clinical and clinical development;
●	continue to invest in our AI-Immunology™ platform to improve its predictive capabilities and identify novel vaccines targets;
●	invest in generated needed pre-clinical evidence to support our partnership strategy;
●	change or add more suppliers;
●	add more infrastructure to our quality control, quality assurance, legal, accounting, compliance and other groups to support our operations including our operation as a public company;
●	attract and retain skilled personnel;
●	make milestone or other payments under any in-license agreements; and
●	maintain, protect, defend, enforce and expand our intellectual property portfolio.

Our ability to generate future revenues from our potential commercialization partnerships depends heavily on our success in:

●	completing research and pre-clinical development, and successfully entering into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates for both our immuno-oncology and infectious disease product candidates to validate our AI-Immunology™ platform; and other business efforts;
●	seeking, negotiating and obtaining agreements with future partners, if any, on favorable terms for the completion of clinical trials, and United States and non- United States marketing approvals and commercialization of our product candidates;

●	Our relationships with our third-party manufacturers in order to provide adequate (in amount and quality) products and services to support clinical development of our product candidates;
●	our future partners, if any, obtaining market acceptance of our product candidates as treatment options;
●	our future partners, if any, launching and commercializing our product candidates for which marketing approval and reimbursement have been obtained;
●	addressing any competing technological and market developments;
●	implementing additional internal systems and infrastructure;
●	maintaining, defending, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and attracting, hiring and retaining qualified personnel.

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

Our financial condition and operating results have varied in the past and will continue to fluctuate from one financial period to the next due to a variety of factors, many of which are beyond our control. Factors relating to our business that may contribute to these fluctuations include the following, as well as other factors described elsewhere in this Form 20-F:

●	delays or failures in advancement of existing or future product candidates into pre-clinical studies or clinical trials;
●	failures in further development of our AI-Immunology™ platform;
●	failure to enter into new partnerships critical for realization of our strategy;
●	the ability of our future partners, if any, to manufacture and successfully commercialize our product candidates;
●	our ability to manage development of the Company;
●	the outcomes of research programs, pre-clinical studies and clinical trials, and other product development or approval processes conducted by us and/or our future partners, if any;
●	our relationships, and any associated exclusivity terms, with partners;
●	our contractual or other obligations to provide resources to fund our product candidates;
●	our operations in a net loss position for the foreseeable future;
●	risks associated with the international aspects of our business outside of Denmark, including the conduct of clinical trials in multiple locations;
●	our and our partners’, to the extent relevant, consistent ability to have our products and product candidates manufactured by third parties;
●	our ability to develop programs to fit into a clinical work-flow and treatment regimen;
●	our ability to accurately report our financial results in a timely manner;
●	our dependence on, and the need to attract and retain, key management and other personnel;
●	our and our partners’ ability to obtain, protect, maintain, defend and enforce our intellectual property rights;

●	our and our partners’ ability to prevent the theft or infringement, misappropriation or other violation of our intellectual property, trade secrets, know-how or technologies;
●	potential advantages that our competitors and potential competitors may have in securing funding, obtaining the rights to critical intellectual property or developing competing technologies or products;
●	our ability to obtain additional capital that may be necessary to expand our business;
●	our future partners’, if any, ability to obtain additional capital that may be necessary to develop and commercialize products under any future collaboration or licensing agreements;
●	business interruptions such as power outages, strikes, acts of terrorism, pandemics or natural disasters;
●	the effects of climate change on our operations;
●	the effects of the continuing conflict between Russian and the Ukraine and in the Middle East may have on our business and operations; and
●	our ability to use our net operating loss, or NOL, carryforwards to offset future taxable income.

Due to the various factors mentioned above, and others, the projected financial information included in this Form 20-F should not be relied upon as indications of our future operating performance.

We have a history of losses and will require additional funding to support ongoing operational needs.

We have incurred recurring losses since inception. We expect to continue to incur significant expenses related to the research, development, and manufacturing of our product candidates and in connection with conducting clinical studies related thereto. Additionally, we may encounter unforeseen difficulties, complications, development delays and other unknown factors that require additional expense. As a result of these expenditures, we expect to continue to incur significant losses in the foreseeable future.

We have not yet established a source of revenue sufficient to cover our operating costs, and as such, we have financed our operations through successive capital increases, collaboration agreements and receipt of research grants.

These facts and conditions raise substantial doubt about our ability to continue as a going concern, and our independent registered public accounting firm has included an explanatory paragraph regarding going concern in its audit report. While we have entered arrangements for financing with Lincoln Park Capital Fund, LLC (“Lincoln Park”) and Global Growth Holdings, those facilities are not yet operational or effective and may never be. The failure to raise additional funding may have a material adverse effect on our business, results of operations and financial position, and may adversely affect our ability to continue as a going concern. If we do not become consistently profitable, our accumulated deficit will grow larger and our cash balances will decline further, and we will require further financing to continue operations. Any such financing may not be accessible on acceptable terms, if at all.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research and development programs of our product candidates or be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

We will need substantial additional financing to achieve our goals, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

Our cash and cash equivalents were $5.6 million as of December 31, 2023. The net proceeds from our IPO completed in February 2021 was $25.3 million, based on the initial public offering price of $100.00 per ADS, after deducting underwriting discounts and commissions and offering expenses. The net proceeds from our follow-on offering completed in November 2021 was $24.9 million, based on the public offering price of $70.00 per ADS after deducting underwriting discounts and commissions and offering expenses.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the “EIB Warrants”. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of our IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. We received the proceeds from the drawdown of the first tranche of the EIB loan of €7.0 million on February 17, 2022. The remaining two tranches have become void.

In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park, pursuant to which we may, from time to time and at our sole discretion, for a period of 36-months, direct Lincoln Park to purchase up to 4,649,250 of our ordinary shares represented by the ADSs, subject to the development in the ADS price. If the ADS price is between $5.00 and $40.00 the number of purchase shares is limited to 50,000. If the price is not below $40.00 the purchase share limit may be increased to 60,000 purchase shares and if the price is not below $60.00 the purchase shares limit may be increased to 70,000 purchase shares. Under the terms of the LPC Purchase Agreement, we may receive up to $40.0 million in aggregate gross proceeds from any sales of our ordinary shares represented by ADSs that we make to Lincoln Park thereunder. In connection with the LPC Purchase Agreement, we issued 428,572 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement, or the Commitment Shares. As of the date of this annual report, Lincoln Park has not purchased any additional ordinary shares represented by the ADSs and we have not received any proceeds therefrom. At current, not all conditions to make the LPC Purchase Agreement operational have been met.

In October 2022, we initiated an at-the-market, or ATM, program with JonesTrading Institutional Services LLC, or JonesTrading, acting as sales agent, relating to the sale of up to $14,439,000 of the ADSs. As of the date of this annual report, we have raised gross proceeds of $9.2 million from the sale of ADSs under this ATM program.

On July 31, 2023, we entered into an agreement with Global Growth Holding Limited, or GGH, for the issuance of, and subscription to, convertible notes, or the Notes, convertible into ADSs representing new ordinary shares, nominal value DKK 1, or the ordinary shares, or the GGH Agreement. Pursuant to the GGH Agreement, we may elect to sell to GGH up to $20,000,000 in such Notes, subject to certain limitations and conditions set forth in therein. The Notes are subject to conversion into new ordinary shares at any time upon submission of a request for conversion by GGH. Pursuant to the GGH Agreement, on any business day over the 36-month term of the GGH Agreement, we have the right, but not the obligation, at our sole discretion and subject to certain conditions, to direct GGH to purchase tranches of up to $700,000 in aggregate value of Notes, or a Tranche. The Notes carry a zero coupon and will be issued at a subscription price corresponding to their par value. The conversion price of the Notes will be determined as 83.5% of the second lowest closing VWAP of the ADSs for the eight (8) trading days immediately preceding the issuance of each conversion request by GGH, unless the lowest closing VWAP of the ADSs over the such eight (8) trading days is the most recent trading day in which case the conversion price will be 85% of the lowest closing VWAP of the ADSs over such eight (8) day period. The facility has by December 31, 2023, not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

On December 18, 2023, we entered into a Securities Purchase Agreement (“SPA”) and an Investment Agreement (the “Investment Agreement”, and together with the SPA referred to herein as the “Purchase Agreements”), with a group certain investors including all members of our Management and Board of Directors, and MSD Global Health Innovation Fund (“MSD GHI”), a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ USA, accounting for some 25% of the total offering amount (collectively, the “2023 SPA Investors”), for the issuance and sale in private placement of 9,726,898 ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share (the “2023 SPA Investor Warrants”). The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per ordinary share. The gross proceeds to us from the private placement were $5.3 million, with up to an additional $6.8 million of net proceeds upon cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by us.

On February 5, 2024, we closed a public offering with net proceeds of $12.6 million including prefunded warrants at a market price of $4.00 per ADS and accompanying warrants to purchase up to 37,500,000 ordinary shares represented by ADSs at a purchase price of $0.40 per ordinary share (the “2024 PO Investor Warrants”). An amount of $4.3 million is held in an escrow account until exercise of the prefunded warrants.The 2024 PO Investor Warrants are exercisable immediately upon issuance and will result in up to $15.0 million of net proceeds upon cash exercise.

We expect that the net proceeds from our IPO, our follow-on offering, our private placement in December 2023, our public offering in February 2024 and the net proceeds, we have received and may receive in the future under the ATM program and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures into April 2025 under the assumption that prefunded warrants are exercised before February 2025. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional capital to achieve our goals. We will seek additional capital if market conditions are favorable, if needed for continuing our operational activities or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for our development activities.

Our future funding requirements, both near and long term, will depend on many factors, including, without limitation:

●	the initiation, progress, timing, costs, and results of pre-clinical studies and clinical trials for our product candidates;
●	the results of research and our other platform activities;
●	the clinical development plans we establish for our product candidates;
●	the terms of any agreements with our future partners, if any;
●	the number and characteristics of any technology that we develop or may in-license;
●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable regulatory authorities;
●	the cost of filing, prosecuting, obtaining, maintaining, protecting, defending and enforcing our patent claims and other intellectual property rights, including actions for patent and other intellectual property infringement,
●	misappropriation and other violations brought by third parties against us regarding our product candidates or actions by us challenging the patent or intellectual property rights of others;
●	the effect of competing technological and market developments, including other products that may compete with one or more of our product candidates;
●	the cost and timing of completion and further expansion of clinical scale manufacturing activities by third parties sufficient to support all of our current and future programs.
●	the effects of climate change on the global economy and our business; and
●	the effects of the continued conflict between Russia and the Ukraine and in the Middle East region on the global economy and our business.

To date, we have financed our operations primarily through the sale of equity securities, the EIB loan and from private and governmental grants and we cannot be certain that additional funding will be available on favorable terms, or at all. Until we can generate sufficient upfront fees, milestone payments and royalty revenues from our agreements with future partners, if any, to finance our operations, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, sales of assets, out-licensing arrangements, and other product development arrangements. Any fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop our product candidates, the AI-Immunology™ platform as well as establishing partnerships. In addition, we cannot guarantee that future financing will be available in sufficient amounts, at the right time, on favorable terms, or at all. Negative clinical trial data or setbacks, or perceived setbacks, in our programs or with respect to our technology could impair our ability to raise additional financing on favorable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that may adversely affect our securityholders’ rights.

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

We will need to develop our company, and we may encounter difficulties in managing this development, which could disrupt our operations.

As of December 31, 2023, we had 49 full-time equivalent employees and, in connection with the development and advancement of our pipeline, partnerships and becoming a public company, we expect to keep developing our operations. To manage our anticipated development, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, and retain as well as recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

As a developing TechBio company, we are actively pursuing technologies, drug classes, platforms, and product candidates in more therapeutic areas and across a wide range of diseases. Successfully developing product candidates for and fully understanding the regulatory and manufacturing pathways to all of these therapeutic areas and disease states requires significant human capital resources with a depth of talent, and corporate processes in order to allow simultaneous execution across multiple areas. Due to our limited resources, we may not be able to effectively manage this simultaneous execution and the development of our operations or recruit and train additional qualified personnel. This may result in weaknesses in our infrastructure, give rise to operational mistakes, legal or regulatory compliance failures, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

In addition, the commitments resulting from being Nasdaq listed and low liquidity in the capital markets may lead to significant costs and may divert financial resources from other projects, such as the development of our product candidates. If our management is unable to effectively manage our expected development, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to compete effectively and develop our product candidates will depend in part on our ability to effectively manage the future development of our company.

We have identified a material weakness in our internal control over financial reporting. If we are unable to remediate the material weakness, or if we experience additional material weaknesses in the future, we may not be able to accurately or timely report our financial condition or results of operations and investors may lose confidence in our financial reports and the market price of the ADSs could be adversely affected.

As a public company, we are required to maintain internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on internal control over financial reporting. The Sarbanes-Oxley Act also requires that our management report on internal control over financial reporting be attested to by our independent registered public accounting firm, to the extent we are no longer an “emerging growth company,” as defined by the JOBS Act. We do not expect to have our independent registered public accounting firm attest to our management report on internal control over financial reporting for so long as we are an emerging growth company.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the material weakness listed below in our internal control over financial reporting and therefore determined that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2023.

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

We have in 2023 implemented and documented a SOX program including a description of controls to monitor and provide oversight over the design and operating effectiveness of internal control over financial reporting in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. This includes elements of the COSO framework such as a documented control environment, information and communication, control activities and monitoring of control activities.

We have in 2023 hired replacements for the key employees we lost in 2022. However, the impacts from newly hired personnel, resulted in deficiencies of the documentation and review of controls due to a lack of knowledge of the required documentation. We have assessed that we lacked sufficient internal controls to support effective financial reporting as of December 31, 2023, which constitutes a material weakness.

As a result of the identified material weakness, we will continue to invest in upgrading the risk culture and understanding of internal control requirements through comprehensive training to both dedicated resources that assist in driving internal controls and control owners and control performers across different functions to strengthen control execution, control documentation, and control monitoring.

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

We do not carry insurance for all categories of risk that our business may encounter. We do not know if we will be able to maintain existing insurance with adequate levels of coverage, and any liability insurance coverage we acquire in the future may not be sufficient to reimburse us for any expenses or losses we may suffer. If our future partners, if any, obtain marketing approval for any product candidates that we or our future partners, if any, may develop, we intend to acquire insurance coverage to include the sale of commercial products, but we may be unable to obtain such insurance on commercially reasonable terms or in adequate amounts, if at all. If our losses exceed our insurance coverage, our financial condition would be adversely affected. In the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources. Clinical trials or regulatory approvals for any of our product candidates could be suspended, which could adversely affect our results of operations and business, including by preventing or limiting the development and commercialization of any product candidates that we or our future partners, if any, may develop. Operating as a public company makes it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board, our board committees or our management team.

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

Inflation could adversely affect our business and results of operations.

While inflation in the United States has been relatively low in recent years, from 2021 to 2023, the economy in the United States encountered a material level of inflation. The impact of COVID-19, geopolitical developments such as the Russia-Ukraine and Middle East conflicts and global supply chain disruptions continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding COVID-19, geopolitical developments, and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

We are leveraging our AI-Immunology™ platform to create a pipeline of vaccine candidates for cancer treatment and for preventing bacterial and viral infectious for patients whose diseases have not been adequately addressed to date by other approaches, and, together with our partners, if any, to design and conduct efficient clinical trials with a potentially greater likelihood of success. We will also aim at out-licensing identified targets or product candidates earlier in the development process as well as partner on target discovery. While we believe that applying our AI-Immunology™ platform to create medicines for defined patient populations may potentially enable drug discovery research that is more efficient than conventional drug research, our approach is both novel and unproven and, therefore, the cost and time needed to develop our product candidates either by us or our future partners, if any, is difficult to predict. Our efforts may not result in the discovery and development of commercially viable medicines. We may also be incorrect about the effects of our product candidates on the diseases of our targeted patient populations, which may limit the utility of our approach or the perception of the utility of our approach. Furthermore, our defined patient populations available for study and treatment may be lower than expected, which could adversely affect our, or our partners, ability to conduct clinical trials and may also adversely affect the size of any market for medicines we, or our partners, may successfully commercialize. Our approach may not result in clinical effect, time savings, higher success rates or reduced costs as we expect and, if not, we may not attract future partners, if any, or develop new drug candidates as quickly or cost effectively as expected and therefore our future partners, if any, may not be able to commercialize our approach as originally expected.

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

Any drug discovery that we are conducting using our AI platform technologies may not be successful in identifying compounds that have commercial value or therapeutic utility. Our AI platform technologies may initially show promise in identifying potential product candidates, yet fail to yield viable product candidates for clinical development or commercialization for a number of reasons, including:

●	we may not be successful in our efforts to identify new product candidates as well as in securing partnerships for these. If we are unable to identify suitable additional compounds attractive to partners for pre-clinical and clinical development, our ability to develop product candidates and generate revenue in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the market price of the ADSs;
●	compounds found through our AI-Immunology™ platform may not demonstrate efficacy, safety or tolerability;
●	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance;
●	competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive;

●	a product candidate may not be capable of being manufactured at an acceptable cost and speed; or
●	we may not be able to scale up manufacturing of personalized therapies to a commercial scale.

We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our AI-Immunology™ platform.

Our business requires sophisticated computer systems and software. Some of the technologies are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There can be no guarantee that we will be able to develop, acquire, enhance, deploy, or integrate new technologies, that these new technologies will meet our needs or achieve our expected goals, or that we will be able to do so as quickly or cost-effectively as our competitors. Significant technological change could render our AI-Immunology™ platform obsolete. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance features of our AI-Immunology™ platform in response to an ever- changing patient population. We may experience difficulties that could delay or prevent the successful design, development, testing, and introduction of advanced versions of our AI-Immunology™ platform, limiting our ability to identify new product candidates. Any of these failures could have a material adverse effect on our operating results and financial condition.

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

A portion of our product pipeline is in pre-clinical development and these programs could be delayed or not advanced into the clinic. In addition, due to our current financial position and adverse market conditions for raising additional capital, we intend to out-license certain targets we may identify and certain of our pre-clinical programs to future partners, if any, earlier than we might have otherwise done if we had the funds to mature them into more valuable opportunities for partners. We may not be able to enter into any such out-licensing arrangements for such current or future targets and as a result, we may not be able to further develop such targets or product candidates in a timely fashion or at all. In addition, we may not be able to identify any new targets and even if we do, we may not be able to enter into any such out- licensing arrangements for such new targets and as a result, we may not be able to further develop such new targets or product candidates in a timely fashion or at all. Before we or our future partners, if any, can initiate clinical trials for product candidates, we or our future partners, if any, must complete extensive pre- clinical studies, including IND-enabling Good Laboratory Practice toxicology testing that supports our planned INDs in the United States or similar applications in the EMA, the TGA and other jurisdictions. We, or our future partners, if any, must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing or other equivalent regulatory filing. CMC activities for a new category of medicines require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, issues have occurred in the past as we attempted to scale up our manufacturing and these issues may occur in the future. In addition, we, or our future partners, if any, may have difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our pre-clinical or clinical product candidates. If we, or our future partners, if any, are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of pre-clinical studies or clinical trials of such product candidates. For example, we, and our future partners, if any, cannot be certain of the timely completion or outcome of our pre- clinical testing and studies and cannot predict if the FDA, the EMA, the TGA or other regulatory authorities will accept the results of our, or our future partners, if any, pre-clinical testing or our proposed clinical programs or if the outcome of our pre-clinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we or our future partners, if any, will be able to submit INDs or similar applications for our or their pre-clinical programs on the expected timelines, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Additionally, while we have demonstrated our ability to move from target identification to clinical development within as little as 18 months with our EVX-02 product candidate, no assurance can be given that we or our future partners, if any, will be able to do the same with other product candidates in various phases of clinical development and trials in the future.

A variety of risks associated with conducting research and clinical trials in the United States and other countries outside of Denmark and marketing our product candidates, if approved, by our future partners, if any, internationally could materially harm our business, financial condition, results of operations and prospects.

We anticipate that commercialization of our product candidates, if approved, will take place globally by future partners. Accordingly, we expect that we and our future partners, if any, will be subject to additional risks related to operating in multiple countries, including:

●	differing regulatory, application of AI and personal data requirements in such countries;
●	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
●	increased difficulties in managing the logistics and transportation of storing and shipping product candidates produced in various countries and shipping the product candidate to patients in other countries;
●	import and export requirements and restrictions;
●	economic weakness, including inflation, or political instability in particular economies and markets;
●	compliance with tax, employment, immigration and labor laws for employees living or traveling in other countries;
●	taxes, including withholding of payroll taxes;

●	currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
●	difficulties staffing and managing operations outside of Denmark;
●	workforce uncertainty in countries where labor unrest is more common;
●	differing payor reimbursement regimes, governmental payors or patient self-pay systems, and price controls;
●	potential liability under the U.S. Foreign Corrupt Practices Act of 1977 or comparable regulations in Denmark, Australia and other jurisdictions;
●	challenges enforcing our contractual and intellectual property rights, especially in those countries that do not respect and protect intellectual property rights to the same extent as do Denmark and the United States;
●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities in other countries; and
●	business interruptions resulting from geopolitical actions, including war and terrorism, such as the invasion of Ukraine by Russia and the resulting armed conflict, as well the conflict in the Israel- Gaza region, as well as those resulting from climate change, natural disasters, cybersecurity attacks, and pandemics such as COVID-19 and variants such as Delta, Omicron, and others.

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

From time to time, we and/or our future partners, if any, may publish interim top-line or preliminary data from pre-clinical studies or clinical trials. Interim data are subject to the risk that one or more of the outcomes may materially change as more data become available. We and/or our future partners, if any, may also make assumptions, estimations, calculations, and conclusions as part of the analyses of data, and we and/or our future partners, if any, may not have received or had the opportunity to fully evaluate all data. As a result, the top-line results that we and/or our future partners, if any, report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Additionally, interim data from clinical trials that we and/or our future partners, if any, may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data becomes available. Adverse differences between preliminary or interim data and final data could materially harm our business prospects.

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

A key element of our strategy is to discover and, through our future partners, if any, potentially develop and commercialize additional product candidates beyond our current portfolio to treat various conditions and in a variety of therapeutic areas. We intend to do so by investing in our own AI-Immunology™ platform to engage in drug and target discovery efforts, exploring potential collaborations for the development of new product candidates, and potentially in-licensing delivery technologies. We may also out- license potential new product candidates to future partners, if any, that have their own delivery technology. Furthermore, we may enter into co-development or other partnership arrangements based on our AI-Immunology™ platform without pre-clinical or clinical studies including but not limited to responder models. Identifying new product candidates requires substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Even if we identify product candidates that initially show promise, we and/or our future partners, if any, may fail to successfully develop and commercialize such product candidates for many reasons, including the following:

●	our AI-Immunology™ platform may not successfully identify potential product candidates;
●	competitors may develop alternatives that render our product candidates obsolete;
●	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
●	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
●	an approved product may not be accepted as safe and effective by trial participants, the medical community or third-party payors.

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

The ability of the FDA and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

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

The ability of the FDA and other regulatory authorities outside the United States to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s or other regulatory authorities’ ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s or other regulatory authorities’ ability to perform routine functions. For example, average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies, such as the EMA following its relocation to Amsterdam and resulting staff changes, may also slow the time necessary for new drugs, medical devices and biologics or modifications to approved drugs, and biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

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

If the FDA or other regulatory authorities become unable to continue their current level of performance, we and/or our future partners, if any, could experience delays and setbacks for our product candidates and for any approvals we and/or our future partners, if any, may seek which could adversely affect our business.

Our business, operations and clinical development plans and timelines have been affected by the COVID-19 pandemic and a future pandemic, epidemic, or outbreak of an infectious disease, such as the COVID-19 pandemic, may materially and adversely affect our business operations, including the manufacturing, clinical trial and other business activities performed by us, our future partners, if any, or by suppliers or third parties with whom we conduct business, including our CDMOs, CROs, shippers and others.

Our business has been and could be further adversely affected by health epidemics wherever we have clinical trial sites or other business operations. In addition, health epidemics could cause significant disruption in the operations of third-party CDMOs, CROs and other third parties upon whom we rely.

If there is a future pandemic, other aspects of our ongoing clinical trials and future planned clinical trials may be adversely affected, delayed or interrupted, including, for example, site initiation, patient recruitment and enrollment, availability of clinical trial materials, clinical trial site data monitoring and efficacy, safety and translational data collection, and data analysis. Some patients and clinical investigators may not be able to comply with clinical trial protocols and patients may choose to withdraw from our trials or we may have to pause enrollment, or we may choose to or be required to pause enrollment and/or patient dosing in our ongoing or planned clinical trials in order to preserve health resources and protect trial participants.

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

Additionally, it has been widely reported that there has been a global shortage of microchips that has been affecting almost every industry, which has impacted the production of machinery and final products. This shortage could adversely impact on our suppliers’ ability to meet their contractual obligations to provide us with necessary products and materials. If our relationships with our suppliers or other vendors are terminated or scaled back as a result of the COVID-19 pandemic or other epidemics, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Replacing or adding additional suppliers or vendors involves substantial cost and requires management time and focus. In addition, there is a natural transition period when a new supplier or vendor commences work. As a result, delays may occur, which could adversely impact our ability to meet our desired clinical development and any future commercialization timelines. Although we carefully manage our relationships with our suppliers and vendors, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not harm our business.

In addition, our business, including our pre-clinical studies and clinical trials have been and may continue to be affected by the COVID-19 pandemic or other pandemics. Clinical site initiation, patient enrollment and activities that require visits to clinical sites, including data monitoring, have been and may continue to be delayed due to prioritization of hospital resources toward the COVID-19 pandemic or concerns among patients about participating in clinical trials during a pandemic. Some patients may have difficulty following certain aspects of clinical trial protocols if quarantines impede patient movement or interrupt healthcare services. For example, some patients may not be able to attend follow-ups and comply with trial protocols. These challenges have and, in the future, may continue to also increase the costs of completing our clinical trials. Similarly, if we are unable to successfully recruit and retain patients and principal investigators and site staff who, as healthcare providers, may have heightened exposure to COVID-19 or experience additional restrictions by their institutions, city or state, our clinical trial operations could be adversely impacted.

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

In addition, personnel working from home could increase our cyber security risk, create data accessibility concerns, and make us more susceptible to communication disruptions, any of which could adversely impact our business operations or delay necessary interactions with local and federal regulators, ethics committees, manufacturing sites, research or clinical trial sites and other important agencies and contractors. Further, we and our third-party service providers, including our CROs, the clinical trial sites, our manufacturers, and suppliers, may experience staffing shortages as a result of personnel contracting COVID-19 and its variants such as Delta, Omicron, and others.

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

Unfavorable global and regional economic, political, health, climate and other conditions and events, including recent conflict in the Middle East region, could adversely affect our business, financial condition, or results of operations.

Our results of operations could be adversely affected by global or regional economic, political, health, climate and other conditions and events, including recent conflict in the Israel-Gaza region. A global financial crisis or global or regional political and economic instability, wars, terrorism, civil unrest, outbreaks of disease and pandemics, such as COVID-19, and other unexpected events, such as natural disasters, internet security threats, and damage to global communication networks, could cause extreme volatility, disrupt our business and increase our costs and expenses. Business disruptions could include, among others, disruptions to clinical enrollment, clinical site availability, patient accessibility, conduct of our clinical trials and commercialization activities, as well as temporary closures of our facilities and the facilities of suppliers or manufacturers in our supply chain.

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

For example, the military conflict between Russia and Ukraine has increased the likelihood of supply interruptions and made it difficult to conduct business operations, including clinical trials, in the region and in nearby countries. Such developments could negatively impact such operations or require us to delay or suspend clinical trial activities, which may increase product development costs and harm our business. In addition, the COVID-19 outbreak, including developments involving subsequent COVID-19 variants, significantly affected the financial markets of many countries and resulted and may in the future result in a variety of regulatory orders, guidance, and restrictions. Similarly, global climate change could result in certain types of natural disasters occurring more frequently or with more intense effects. We do not have multiple-site capacity for all of our operations in the event of a business disruption. Furthermore, parties in our supply chain and our partners are similarly vulnerable to these global or regional economic, political, health, climate and other conditions and events. Global or regional economic, political, health, climate and other conditions and events could result in a variety of risks to our business, including our ability to raise capital when needed on acceptable terms, if at all. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which such conditions and events could adversely impact our business.

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

At early-stage development product knowledge is limited. Specifically, due to the nature of our personalized immunotherapies and novel delivery technologies, we and/or our future partners, if any, may encounter difficulties in manufacturing, product release, shelf life, testing, storage and supply chain management, or shipping. These difficulties could be due to any number of reasons including, but not limited to, complexities of producing batches at larger scale, equipment failure, choice and quality of raw materials and excipients, analytical testing technology, and product instability. In an effort to optimize product features, we have in the past and we and/or our future partners, if any, may in the future make changes to our product candidates in their manufacturing and stability formulation and conditions. This may in the future result in our and/or our future partners’, if any, having to resupply batches for pre-clinical or clinical activities when there is insufficient product stability during storage and insufficient supply. Insufficient stability or shelf life of our product candidates could materially delay our and/or our future partners’, if any, ability to continue the clinical trial for that product candidate or require us and/or our future partners, if any, to begin a new clinical trial with a newly formulated drug product, due to the need to manufacture additional pre-clinical or clinical supply.

For our personalized therapies, we and/or our future partners, if any, may encounter issues with our and/or our future partners’, if any, ability to timely and efficiently manufacture product given the on-demand requirements of such therapies, thereby potentially impacting clinical and commercial supply.

As we and/or our future partners, if any, continue developing new manufacturing processes for our drug substances and drug products, the changes we and/or our future partners, if any, implement to manufacturing process may in turn impact specification and stability of our drug products. Changes in our manufacturing processes may lead to failure of lots and this could lead to substantial delays in our clinical trials. Our product candidates may prove to have a stability profile that leads to a lower than desired shelf life of the final approved immunotherapy. This poses risk in supply requirements, wasted stock and higher cost of goods.

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

Due to the number of different products being manufactured in the same facility, we and/or our future partners, if any, may have cross contamination of products in the manufacturing facility, or in in the pharmacy during preparation of the final drug for patient administration that affect the integrity of our product candidates. Additionally supplied raw materials and consumables can be contaminated or/or adulterated.

As we and/or our future partners, if any, scale the manufacturing output for particular programs, we plan to continuously improve process robustness, yield, purity, and the stability profile and shelf-life of our product candidates from clinical stage studies through commercial launch. Due to continuous improvement in manufacturing processes, we and/or our future partners, if any, may introduce changes to the manufacturing process, raw materials and/or manufacturing facilities for a particular program during development. However, such changes might require extended pharmaceutical property testing, such as six- or 12-month stability testing that could delay clinical trials. Additionally, there is always the risk of unexpected problems when introducing changes.

We and/or our future partners, if any, may utilize a number of raw materials and excipients that are either new to the pharmaceutical industry or are being employed in a novel manner. Some of these raw materials and excipients may not have been scaled to a level to support commercial supply and could experience unexpected manufacturing or testing failures, or supply shortages. Such issues with raw materials and excipients could cause delays or interruptions to clinical and commercial supply of our product candidates. Further, one or more of our programs may have a single source of supply for raw materials and excipients. Additionally, we and our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or supply chain issues, such as those experienced due to the COVID-19 pandemic, or as a result of climate change, or unstable political environments, such as recent events in Ukraine and Russia or in the Israel-Gaza region, or other geopolitical uncertainty. If we and/or our future partners, if any, and manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to manufacture our products, or to make our product candidates available for clinical trials could be jeopardized. Any such delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

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

We expect to rely on external CDMOs or a future partner, if any, for the manufacture of our product candidates. Our or our future partners’, if any, inability to manufacture or have manufactured sufficient quantities of our product candidates, or our or our future partners’, if any, failure to comply with applicable regulatory requirements, would materially and adversely affect our business.

Manufacturing is a vital component of all of our product candidates. All manufacturing for clinical and commercial use must be performed in compliance with cGMP regulations. We expect to rely on external CDMOs for the manufacture of our product candidates. For our personalized immunotherapies, it is not possible to build up product stocks in advance as for standard pharmaceuticals due to the personalized nature of the therapy. If any of the facilities of our CDMOs experiences difficulties, including related to manufacturing, product release, shelf life, testing, storage and supply chain management or shipping, our and/or our future partners, if any,’ clinical development programs may be delayed or suspended until we and/or our future partners, if any, can resume operations. We may also be required to incur significant expenditures to resolve such difficulties.

CDMOs facilities and the facilities of our future partners, if any, are subject to various regulatory requirements and may be subject to inspection by the FDA, EMA, TGA or other regulatory authorities. If our CDMOs or our future partners, if any, cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, TGA or comparable regulatory authorities in other jurisdictions, we and or our future partners, if any, may not be able to rely on our CDMOs’ manufacturing facilities for the manufacture of our product candidates. If the FDA, EMA, TGA or another comparable regulatory authority finds our CDMOs’ facilities or the facilities of our future partners, if any, inadequate for the manufacture of our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we and /or our future partners, if any, may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates. Additionally, we and/or our future partners, if any, may experience manufacturing difficulties due to resource constraints, labor disputes, the effects of climate change, cybersecurity breaches or unstable political environments. If we and/or our future partners, if any, were to encounter any of these difficulties, our and/or our future partners’, if any, ability to provide our product candidate to patients in clinical trials, or to provide product for the treatment of patients once approved, would be jeopardized.

We are, and our future partners, if any, shall be subject to regulatory and operational risks associated with the physical and digital infrastructure at both our future partners’, if any, internal manufacturing facilities and at those of external service providers.

We may engage CDMOs that have facilities with a high level of digitization for clinical manufacturing relative to industry standards. While this is meant to improve operational efficiency, this may pose additional risk of process equipment malfunction and even overall manufacturing system failure or shutdown due to internal or external factors including, but not limited to, design issues, system compatibility or potential cybersecurity breaches. This may lead to a delay in supply or shutdown of our CDMOs’ or our future partners’, if any, facilities. Any disruption in our CDMOs or our future partners, if any,’ manufacturing capabilities could cause delays in production capacity for drug substances or drug products, impose additional costs, or may require us to identify, qualify and establish relationships with additional CDMOs with alternative manufacturing sites, the occurrence of which could materially harm our business, financial condition, results of operations and prospects.

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

Certain of our product candidates rely on the availability of key raw materials, which may not be available to us on acceptable terms or at all.

Certain of our product candidates require key raw materials, some of which are manufactured by small companies with limited resources and experience to support a commercial product, and the suppliers may not be able to deliver raw materials to our specifications. These suppliers may be ill-equipped to support our needs, especially in non-routine circumstances like an FDA inspection or medical crisis, such as widespread contamination. We also do not have contracts with many of these suppliers, and we may not be able to contract with them on acceptable terms or at all. Accordingly, we may in the future experience delays in receiving key raw materials to support clinical or commercial manufacturing.

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

Our product candidates are sensitive to temperature, storage, and handling conditions. Loss in product candidates could occur if the product or product intermediates are not stored or handled properly.

We are subject to significant regulatory oversight with respect to identification and manufacturing our product candidates. We do not have our own manufacturing facilities and rely on CDMOs or our future partners, if any, to manufacture our product candidates. The manufacturing facilities of our CDMOs or our future partners, if any, may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of any products we or our future partners, if any, develop.

The manufacturing of all of our product candidates, for clinical trials or commercial sale, if approved, is subject to extensive regulation. cGMP requirements govern manufacturing processes and procedures, including record-keeping, and the implementation and operation of quality systems to control and assure the quality of products and materials used in clinical trials. We do not have our own manufacturing facilities and rely on third party CDMOs or future partners, if any, to manufacture our product candidates. The manufacturing facilities of our third-party CDMOs or future partners, if any, may not meet regulatory requirements. Failure to meet cGMP requirements set forth in regulations promulgated by the FDA, the EMA, the TGA and other comparable regulatory authorities could result in significant delays in and costs of our product candidates.

Poor control of the cGMP production processes can lead to product quality failures that can impact our or our future partners’, if any, ability to supply product, resulting in lost revenue, cost overruns and delays to clinical timelines, which could be extensive. Such production process issues include but are not limited to:

●	critical deviations in the manufacturing process;
●	facility and equipment failures;
●	contamination of the product due to an ineffective procedures;
●	facility contamination as assessed by the facility and utility environmental monitoring program;
●	ineffective process, equipment or analytical change management, resulting in failed lot release criteria;
●	raw material failures due to ineffective supplier qualification or regulatory compliance issues at critical suppliers;
●	ineffective corrective actions or preventative actions taken to correct or avoid critical deviations due to our developing understanding of the manufacturing process as we scale; and
●	failed or defective components or consumables.

All necessary documentation in support of clinical trials as well as a BLA or other marketing authorization application must be provided on a timely basis and must adhere to the FDA’s, the EMA’s, the TGA’s and other countries’ cGMP or other quality assurance requirements which are enforced, in the case of the FDA, in part through its facility inspection program.

Regulatory authorities typically require representative manufacturing site inspections to assess adequate compliance with cGMPs and manufacturing controls as described in the filing. If one of our third-party or future partners’, if any, manufacturing sites fails to provide sufficient quality assurance or control, approval to initiate clinical trials or to commercialize our product candidates may not be granted. Inspections by regulatory authorities may occur at any time during the development or commercialization phase of products. The inspections may be product-specific or facility-specific for broader cGMP inspections or as a follow up to development or market issues that the regulatory agency may identify. Deficient inspection outcomes may negatively affect the ability of our third-party CDMOs or future partners, if any, to fulfill their supply obligations, impacting or delaying supply or delaying the development of one or more of our product candidates.

The manufacturing process for any products that we may develop is subject to the FDA’s, the EMA’s, the TGA’s and other regulatory authorities’ approval processes, and we may need to contract with manufacturers who we believe can meet applicable regulatory authority requirements on an ongoing basis. If our third-party CDMOs or future partners, if any, are not able to reliably produce product candidates to specifications acceptable to the FDA, the EMA, the TGA or other regulatory authorities, we or our future partners, if any, may not be able to obtain or maintain the approvals we or they need for our clinical trials or to commercialize such product candidates. Even if our future partners, if any, obtain regulatory approval for any of our product candidates, there is no assurance that either our CDMOs or our future partners, if any, will be able to manufacture our product candidates to specifications acceptable to the FDA, EMA, TGA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates, impair commercialization efforts or increase our cost of goods. The occurrence of any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

In addition, we may not have direct control over the ability of our CDMOs or our future partners, if any, to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, our CDMOs may be engaged with other companies to supply or manufacture materials or products for such companies, which exposes our CDMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory status of our CDMOs’ facilities. Our future partners’, if any, failure, or the failure of our third-party CDMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates (including those of our future partners, if any,) and our overall business operations. Our future dependence upon others for the manufacture of our product candidates and raw materials may adversely affect our future profit margins and our ability to conduct our clinical trials and the ability of our future partners, if any, to commercialize any products that receive regulatory approval on a timely and competitive basis.

The FDA, EMA, TGA and other regulatory authorities may require our future partners, if any, to submit product samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, the TGA or other regulatory authorities may require that our future partners, if any, do not distribute a lot or lots until the relevant agency authorizes such release. Deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Our third-party CDMOs or future partners, if any, may have, in the past, experienced a lot of failures and some may have experienced product recalls. Lot failures or product recalls with respect to product produced by either our future partners’, if any, facilities, or those of our third-party CDMOs could cause us and our future partners, if any, to delay clinical trials or product launches, which could be costly to us and otherwise materially harm our business, financial condition, results of operations and prospects.

Our future partners, if any, and our third-party CDMOs also may encounter problems hiring and retaining the experienced scientific, quality-control and manufacturing personnel needed to operate our or our future partners’, if any, manufacturing processes and operations, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. While we will train and qualify all personnel around the appropriate handling of our product candidates and materials, we may not be able to control for or ultimately detect intentional sabotage or negligence by any of our employees, the employees of our future partners, if any, or any contractor.

Risks Related to the Commercialization of our Pipeline

We will rely on our future partners, if any, to further develop our product candidates in late-stage clinical trials and to commercialize our product candidates if regulatory approval is obtained. The successful commercialization of our product candidates by our future partners, if any, will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our partners’ ability to market those products and thereby decrease our ability to generate revenue, which could materially harm our business, financial condition, and prospects.

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

Outside the United States, certain countries, including a number of member states of the European Union and Australia, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our future partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for our future partners, if any, our revenues from sales by our future partners, if any, and the potential profitability of our drug products, if approved, in those countries would be negatively affected. An increasing number of countries are taking initiatives to attempt to reduce large budget deficits by focusing cost-cutting efforts on pharmaceuticals for their state-run health care systems. These international price control efforts have impacted all regions of the world but have been most drastic in the European Union. In the European Union, changes to pricing and reimbursement are almost exclusively a matter for national, and not European Union, law, and policy. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, our future partners, if any, might obtain marketing approval for a product in a particular country, but then may experience delays in the reimbursement approval of such product or be subject to price regulations that would delay our partners’ commercial launch of the product, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product in that particular country.

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

The market opportunities for certain of our product candidates may be limited due to the rarity of the disease or limited to those patients who are ineligible for or have failed prior treatments and may be small. Therefore, we must be able to successfully identify trial participants and achieve a significant market share to maintain profitability and growth.

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

Given our stage of development, we have no sales, distribution, or marketing capabilities, and we have not designed our pre-clinical studies and clinical trials with specific commercialization or marketing considerations in mind. We do not intend to establish marketing and sales organization and as a company, we have no experience in marketing pharmaceutical products. We will rely on the marketing and sales capabilities of our future partners, if any, and other third parties to commercialize any products that may result from our development programs in the United States, Europe, and other regions. We intend to enter into collaborations with other entities to utilize their mature marketing and distribution capabilities, but we may be unable to enter into such collaboration agreements on favorable terms, if at all. If our future partners, if any, do not commit sufficient resources to commercialize products developed using our technologies, if any, product sales revenue may not be generated in amounts sufficient to sustain our business. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

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

Even with the requisite approvals, the commercial success of products using our technologies will depend in part on the medical community, patients, and third-party or governmental payors accepting immunotherapies in general, including more traditional prophylactic vaccines against viruses and bacteria that we may also develop, and such products in particular, as medically useful, cost-effective, and safe. Any product developed using our technologies that our future partners, if any, bring to the market may not gain market acceptance by physicians, trial participants, third-party payors, and others in the medical community. Additionally, ethical, social, and legal concerns about genetic research could result in additional regulations restricting or prohibiting the products and processes we may use. If these products do not achieve an adequate level of acceptance, our future partners, if any, may not generate significant product sales revenue and may not become profitable, which could materially harm our business, financial condition, results of operations and prospects. The degree of market acceptance of products derived from our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

In addition, if any products derived from our product candidates are approved for marketing, we and/or our future partners, if any, will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports for such product, and will need to continue to comply (or ensure that our third-party providers comply) with cGMP and current good clinical practices, or GCP, for any clinical trials that we or our future partners, if any, conduct post-approval. In addition, there is always the risk that we or a partner or regulatory authority might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any such failure to comply or other issues with products derived from our product candidates identified post-approval could materially harm our business, financial condition, and results of operations.

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

We expect that our future partners, if any, will seek approval to market products derived from our product candidates in the United States, the European Union, Australia, and other selected jurisdictions. If approval for a product in any particular jurisdiction, our future partners, if any, will be subject to rules and regulations in that jurisdiction. In some countries, particularly those in Europe and Australia, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. Some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the marketplace. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product derived from our product candidates which receives regulatory approval for commercial sale may suffer if the government and other third-party payors fail to provide coverage and adequate reimbursement. We expect downward pressure on pharmaceutical pricing to continue. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products which receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

Since its enactment, there have been and there remain executive, judicial, and congressional challenges to certain aspects of the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. Since January 2017, former President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. On January 20, 2017, former President Trump signed the first Executive Order, directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, former President Trump signed the second Executive Order terminating the cost-sharing subsidies (CSRs), that reimburse insurers under the ACA. On August 14, 2020, the United States Court of Appeals for the Federal Circuit ruled in two separate cases that the federal government is liable for the full amount of unpaid CSRs for the years preceding and including 2017. For CSR claims made by health insurance companies for years 2018 and later, further litigation will be required to determine the amounts due, if any. Payments are expected to increase premiums on certain policies issued by qualified health plans under the ACA. Further, on June 14, 2018, the United States Court of Appeals for the Federal Circuit ruled that the federal government was not required to pay to third-party payors more than $12 billion in ACA risk corridor payments that they argued were owed to them. This decision was appealed to the United States Supreme Court, which on April 27, 2020, reversed the decision, concluding the government has an obligation to pay these risk corridor payments under the relevant formula. It is not clear what effect this result will have on our business, but we will continue to monitor any developments. While Congress has not passed comprehensive repeal legislation to date, it has enacted laws that modify certain provisions of the ACA such as the Tax Cuts and Jobs Act of 2017 (TCJA), which decreased the “individual mandate” to $0. On December 14, 2018, a Texas United States District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed. On June 17, 2021, the United States Supreme Court dismissed this case. It is unclear how the Supreme Court’s decision will impact the ACA and our business. There is significant uncertainty regarding the future of the ACA and its impact on our business and operations. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions to Medicare payments to providers of, on average, 2% per fiscal year through 2030, with the exception of a temporary suspension from May 1, 2020, through March 31, 2021, unless Congress takes additional action. Proposed legislation, if passed, would extend this suspension until the end of the COVID-19 pandemic.

There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent United States congressional inquiries and legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. At the federal level, the United States Presidential administration’s budget proposal for the fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. On March 10, 2020, the Trump administration sent “principles” for drug pricing to Congress, calling for legislation that would, among other things, cap Medicare Part D beneficiary out-of-pocket pharmacy expenses, provide an option to cap Medicare Part D beneficiary monthly out-of-pocket expenses, and place limits on pharmaceutical price increases. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contained proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out-of-pocket costs of drug products paid by consumers. HHS has solicited feedback on some of these measures and has implemented others under its existing authority. For example, in May 2019, CMS issued a final rule that amends the Medicare Advantage and Medicare Part D prescription drug benefit regulations to reduce out of pocket costs for plan enrollees and allow Medicare plans to negotiate lower rates for certain drugs. Among other things, the final rule now allows Medicare Advantage plans the option to use step therapy, a type of pre-authorization, for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. In addition, there have been several changes to the 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain healthcare facilities. Some of these changes are undergoing legal challenges, and their status is currently in question. It is unclear how these developments could affect covered hospitals who might purchase our future products and affect the rates we may charge for such facilities for our approved products in the future, if any.

Additionally, on July 24, 2020, and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that attempt to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. On November 20, 2020, CMS issued an interim final rule implementing Former President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the United States District Court in Northern California issued a nationwide preliminary injunction against the implementation of the interim final rule. Although a number of these executive orders and other proposed measures will require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, we expect that Congress will continue to seek new legislative measures to control drug costs. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control costs of pharmaceutical and biological products. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

As noted above, since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states on procedural grounds without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is possible the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other health reform measures of the Biden administration will impact our business.

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

In the United States and in some other jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the health care system that could prevent or delay marketing approval of our drug or biologic candidates, restrict or regulate post-approval activities, or affect our future partners’, if any, ability to profitably sell any drug or biologic candidates for which they obtain marketing approval, if any. Further, increased scrutiny by the United States Congress of the FDA’s approval process for drugs and biological products may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements. There also are a number of state and local legislative and regulatory efforts related to drug or biologic pricing, including drug or biologic price transparency laws that apply to pharmaceutical manufacturers, that may have an impact on our business.

In addition, the Drug Supply Chain Security Act enacted in 2013 imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing, and that law is expected to be fully implemented over a ten-year period. Most recently, on December 20, 2019, former President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. The CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer.

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

In the European Union, similar political, economic, and regulatory developments may affect our future partners’, if any, ability to profitably commercialize products derived from our product candidates. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union member state level may result in significant additional requirements or obstacles that may increase our operating costs.

The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law, and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most European Union member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products derived from our product candidates, this could prevent or delay marketing approval of products derived from our product candidates, restrict or regulate post-approval activities, and affect our or our future partners, if any,’ ability to commercialize any products derived from our product candidates for which we or they obtain marketing approval.

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

We cannot predict what healthcare reform initiatives may be adopted in the future. Our personalized cancer vaccines may be issued with PD-1 or PD-L1 inhibitors and as a result become too expensive for government, or commercial payors coverage and as a result may reduce our potential market. Further legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from products derived from our product candidates that we may successfully develop and for which we or our future partners, if any, may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

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

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, future partners, if any, medical institutions, and clinical investigators, to conduct various and significant elements of our clinical trials. We currently rely and expect to continue to rely on third parties to conduct certain research and pre-clinical testing activities. In some cases, these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it will delay our discovery or product development activities.

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

Moreover, the FDA requires us to comply with Good Clinical Practice, or GCP, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions. For any violations of laws and regulations during the conduct of our pre-clinical studies and clinical trials, we could be subject to warning letters or enforcement action that may include civil penalties up to and including criminal prosecution.

We and our CROs will be required to comply with regulations, including GCP, for conducting, monitoring, recording, and reporting the results of pre-clinical studies and clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial participants are adequately informed, among other things, of the potential risks of participating in clinical trials. We also are responsible for ensuring that the rights of our clinical trial participants are protected. These regulations are enforced by the FDA, the competent authorities of the member states, and comparable regulatory authorities of other jurisdictions for any product candidates in clinical development. The FDA enforces GCP regulations through periodic inspections of clinical trial sponsors, principal investigators, and trial sites. If we or our CROs fail to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable regulatory authorities of other jurisdictions may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our future clinical trials will comply with GCP. In addition, our clinical trials must be conducted with product candidates produced in accordance with the requirements of cGMP regulations. Our failure or the failure of our CROs or CDMOs to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and could also subject us to enforcement action.

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

We also expect to rely on other third parties to transport, store and distribute the required materials for our clinical trials. In the past certain of our third-party vendors have mishandled our materials, resulting in the loss of full or partial lots of material. Any further performance failure on the part of these third parties could result in damaged products and could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, if approved, producing additional losses and depriving us of potential product sales revenue, causing us to default on our contractual commitments, result in losses that are not covered by insurance, and damage our reputation and overall perception of our products in the marketplace.

Our existing collaborations, or any future collaboration arrangements or agreements with our future partners, if any, that we may enter into, may not be successful, which could significantly limit the likelihood of receiving the potential economic benefits of the collaboration and adversely affect our ability to develop our product candidates and the commercialization of any products derived from our product candidates.

We have entered into collaborations under which our collaborators may in the future provide funding and other resources for developing our product candidates and potentially commercializing any products derived from our product candidates. We intend to enter into additional collaborations and agreements with future partners, if any, to access additional funding, capabilities, and expertise in the future. Our existing collaborations, and any future collaborations or agreements with future partners, if any, we enter into, may pose a number of risks, including the following:

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

If our collaborations do not result in the successful development of our product candidates or commercialization of products derived from such product candidates, or if one or more of our future partners, if any, terminates its agreement with us, we may not receive any future research funding or milestone, earn-out, royalty, or other contingent payments under the collaborations. If we do not receive the funding we expect under these agreements, our development of product candidates could be delayed, and we may need additional resources to develop our product candidates. In addition, in general our future partners, if any, may have the right to terminate their agreements with us for convenience. If one or more of our future partners, if any, terminates its agreement with us, we may find it more difficult to attract new partners, if any, and the perception of us in the business and financial communities could be adversely affected. All of the risks relating to product development, regulatory approval and commercialization described in this annual report apply to the activities of our future partners, if any.

Our business is dependent on the successful development, regulatory approval and commercialization of product candidates based on our AI-Immunology™ platform. If our current or future partners, if any, are unable to obtain approval for, and effectively commercialize, our product candidates for the treatment of patients in their intended indications, our business, financial condition, results of operations and prospects would be materially harmed.

We believe that the cost and expense of discovery and development of product candidates, including clinical testing, regulatory approval and commercialization of products for disease indications targeted by our product candidates are very high. Therefore, we intend to enter into partnership arrangements with large biopharmaceutical and pharmaceutical companies to conduct such drug development activities as well as clinical trials, regulatory and marketing approval, and commercialization of our product candidates. We have entered into early collaborations and target further partnerships but may be unable to do so on economically viable terms, if at all. As a result, late-stage clinical trials as well as pivotal clinical trials for our product candidates have not been commenced and even if such processes are commenced in the near future, it will be several years, if ever, before we or our future partners, if any, have a product candidate ready for commercialization. Even if we complete the necessary pre-clinical studies and clinical trials, the marketing approval process is expensive, time-consuming, and uncertain, and our future partners, if any, may not be able to obtain approvals for the commercialization of any product candidates we may develop. Any product candidates that we or our future partners, if any, may develop, and the activities associated with its development and commercialization, including design, testing, manufacture, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA, the EMA, the TGA and by comparable global health authorities. To obtain the requisite regulatory approvals to commercialize any of our product candidates, we and our future partners, if any, must demonstrate through extensive pre-clinical studies and clinical trials that our products are safe and effective, including in the target populations. Successful completion of clinical trials is a prerequisite to submitting a biologics license application, or BLA, or an NDA to the FDA, a Marketing Authorization Application, or EMAA, to the EMA, a Marketing Authorization Application to the TGA, or AMAA and similar marketing applications to comparable global regulatory authorities, for each product candidate and, consequently, the ultimate approval and commercial marketing of any product candidates.

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

The process of obtaining marketing approvals in the United States, the European Union, Australia and elsewhere, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. The FDA, the EMA, the TGA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that the data are insufficient for approval and require additional pre-clinical, clinical, or other trials. In addition, varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we, or our future partners, if any, ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. Additional delays, or non-approval if an FDA panel of experts, referred to as an Advisory Committee, or the EMA, the TGA or other regulatory authority recommends non-approval or restrictions on approval. In addition, we and our future partners, if any, may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process.

Regulatory agencies also may approve an immunotherapy/vaccine for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates.

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

Collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we do enter into additional collaboration agreements, the negotiated terms may force us to relinquish rights that diminish our potential profitability from development and commercialization of the subject product candidates or others. If we are unable to enter into additional collaboration agreements, we may have to curtail the research and development of the product candidate or technology for which we are seeking to collaborate, reduce or delay research and development programs, delay potential commercialization timelines, reduce the scope of any sales or marketing activities or undertake research, development, or commercialization activities at our own expense. If we elect to increase our expenditures to fund research, development, or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all.

We have entered into in-licensing arrangements and may form or seek to enter into additional licensing arrangements in the future, and we may not realize the benefits of such licensing arrangements.

We may obtain licenses that give us rights to third-party intellectual property, including patents and patent applications that are necessary or useful for our business. In particular, we have entered into license agreements with Statens Serum Institut, or SSI, and PharmaJet, Inc. or PharmaJet to obtain licenses for intellectual property useful in pharmaceutical formulations and delivery devices. We may enter into additional licenses for third-party intellectual property in the future.

The success of products developed based on in-licensed technology will depend in part on the ability of our current and future licensors to prosecute, obtain, maintain, protect, enforce, and defend patent protection for our in-licensed property. Our current and future licensors may not successfully prosecute any patent applications we may license. Even if patents were issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. In addition, we may sublicense our rights under various third-party licenses to our partners. Any impairment of these sublicensed rights could result in reduced revenues under our collaboration agreements or result in termination of an agreement by one or more of our partners.

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

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings has been paused while non-court mediated negotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however a formal agreement needs to be signed. If disputes over intellectual property that we have in-licensed or other related contractual rights prevent or impair our ability to maintain our current licensing arrangements on favorable terms, we may be unable to successfully develop our product candidates and the commercialization of any products derived from such product candidates may be adversely affected.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license, as we are for intellectual property that we own, which are described herein. If we, our co-owners, or our licensors fail to adequately protect, defend, maintain or enforce this intellectual property, our ability to commercialize products could suffer and our business, financial condition, results of operations and prospects would be materially harmed.

We rely on third parties to manufacture certain of our clinical product supplies, and we will rely on third parties to produce and process our product candidates, if approved.

We rely on outside vendors to manufacture supplies and process our product candidates. None of our product candidates have been manufactured or processed on a late-stage clinical trial or commercial scale and our third party CDMOs and our future partners, if any, may not be able to achieve late-stage clinical trial or commercial-scale manufacturing and processing and may be unable to create an inventory of mass-produced product to satisfy demands for our product candidates.

We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost and rights to manufacture and process our product candidates that could materially and adversely affect the availability of our product candidates in sufficient quantities to conduct our clinical trials or the commercial viability of any products derived from our product candidates. As a result, we and/or our future partners, if any, may never be able to develop a commercially viable product.

In addition, our reliance on a limited number of third-party manufacturers exposes us to the following risks:

●	we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA, the EMA, the TGA or other regulatory authorities may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our product candidates or any products derived from our product candidates after receipt of regulatory authority questions, if any;
●	our third-party CDMOs might not be able to timely formulate and manufacture our product candidates or any products derived from our product candidates or produce the quantity and quality required to meet our and our partners’ clinical and commercial needs, if any;

●	CDMOs may not be able to execute our manufacturing procedures appropriately;
●	our future CDMOs may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our product candidates or any products derived from our product candidates;
●	manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the United States Drug Enforcement Administration, or the DEA, and corresponding state agencies and by regulatory authorities in other jurisdictions to ensure strict compliance with GMP and other government regulations and corresponding standards in other jurisdictions. We do not have control over third-party CDMOs or our future partners, if any, compliance with these regulations and standards;
●	we may not own, or may have to share, the intellectual property rights to any improvements made by our third-party CDMOs in the manufacturing process for our products;
●	our third-party CDMOs could breach or terminate their agreement with us; and
●	our third-party CDMOs would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates or any products derived from our product candidates by the FDA, the EMA, the TGA or regulatory authorities in other jurisdictions or the commercialization of our product candidates or result in higher costs or deprive us of potential product sales revenue. In addition, we will rely on third parties to perform release tests on our product candidates, or any products derived from our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and the processes required to develop, our product candidates.

We and/or our future partners, if any, may, in the future, be dependent on single-source suppliers for some of the components and materials used in, and manufacturing processes required to develop, our product candidates. We cannot ensure that these suppliers or service providers will remain in business or have sufficient capacity or supply to meet our needs, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to work with us. Our or our future partners, if any, use of single-source suppliers of raw materials, components, key processes and finished goods exposes us to several risks, including disruptions in supply, price increases or late deliveries. There are, in general, relatively few alternative sources of supply for substitute components. These vendors may be unable or unwilling to meet our future demands for our clinical trials or our future partners, if any, commercial sale of any products derived from our product candidates. Establishing additional or replacement suppliers for these components, materials and processes could take a substantial amount of time and it may be difficult to establish replacement suppliers who meet regulatory requirements. Any disruption in supply from any single-source supplier or service provider could lead to supply delays or interruptions which would materially harm our business, financial condition, results of operations and prospects.

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

Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patent and other intellectual property, including trade secret and know-how, protection for our product candidates, proprietary technologies and their uses, as well as our and our future partners, if any, ability to operate, develop, manufacture and commercialize our product candidates without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of our competitors or any other third parties, including any non-practicing entities or patent assertion entities. We generally seek to protect our intellectual property position by filing and/or licensing patent applications in the United States, and Europe as well as in other countries related to our product candidates, proprietary technologies (including methods of manufacture) and their uses that are important to our business. While in some jurisdictions patent applications can be enforced through the issuance of a preliminary injunction, in general, our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent that the issued claims cover third parties’ activities in the countries in which they are performed. We cannot be certain that the claims in any of our patent applications will be considered patentable by the United States Patent and Trademark Office, or the USPTO, courts in the United States or the patent offices and courts in Europe and in other jurisdictions, nor can we be certain that the claims in our issued patents will not be found invalid or unenforceable if challenged. Accordingly, there can be no assurance that our patent applications or those of our licensors will result in additional patents being issued or that issued patents will adequately cover our product candidates or otherwise afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, invalidated, or held unenforceable. Furthermore, we may not be able to obtain patents on certain aspects of our current or future product candidates, proprietary technologies, and their uses in a timely fashion, at a reasonable cost, in all jurisdictions, or at all, and any potential patent protection we obtain may not be sufficient to prevent substantial competition.

Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings before various patent offices or in courts in the United States, Europe, or other jurisdictions. The degree of future protection for our intellectual property and other proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our technologies or permit us to gain or keep any competitive advantage. If we do not adequately obtain, maintain, protect, defend, and enforce our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could materially harm our business, financial condition, results of operations and prospects.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our current or future licensors or future partners, if any, will be successful in prosecuting, obtaining, protecting, maintaining, enforcing, or defending patents and patent applications necessary or useful to protect our product candidates, proprietary technologies (including methods of manufacture) and their uses. These risks and uncertainties include, from time to time, the following:

●	the USPTO and various other governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application or a finding that a patent is unenforceable, and partial or complete loss of patent rights in the relevant jurisdiction;
●	patent applications may not result in any patents being issued;
●	issued patents that we own (solely or jointly) or have in-licensed may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;
●	our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or eliminate our ability to make, use, sell, import or otherwise exploit our product candidates or other technologies;
●	other parties may have designed around our patent claims or developed technologies that may be related or competitive to our product candidates or other technologies, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent filings, either by claiming the same or overlapping methods, products, reagents or devices or by claiming subject matter that could dominate one or more of our patent claims;
●	any successful opposition to any patents owned by or in-licensed to us could deprive us of rights necessary for the economically feasible development and exploitation of our product candidates and other technologies or the economically successful commercialization of any product candidates and other technologies that we may develop;
●	because patent applications in the United States, Europe and most other jurisdictions are confidential for a period of time after filing, we cannot be certain that we, our co-owners or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses;
●	a court or patent office proceeding, such as a derivative action or interference, can be provoked or instituted by a third party or a patent office, and might determine that one or more of the inventions described in our patent filings, or in those we licensed, was first invented by someone else, so that we may lose rights to such invention(s);
●	a court or other patent proceeding, such as an inter parties review, post grant review or opposition, can be instituted by a third party to challenge the inventorship, scope, validity and/or enforceability of our patent claims and might result in invalidation or revision of one or more of our patent claims, or in a determination that such claims are unenforceable;
●	there may be significant pressure on the United States government, European government, and other international governmental bodies to limit the scope of patent protection both inside and outside the United States and Europe for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and
●	United States government, European government, and other international governments, may receive compulsory licensing wherein patents are required to be made available to third parties at reduce rates; and
●	countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing competitors a better opportunity to create, develop and market competing product candidates.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. The standards that the USPTO and its counterparts use to grant patents are not always applied predictably or uniformly and can change. Similarly, the ultimate degree of protection that will be afforded to biotechnology inventions, including ours, in the United States and other countries, remains uncertain and is dependent upon the scope of the protection decided upon by patent offices, courts and lawmakers. Moreover, there are periodic changes in patent law, as well as discussions in the Congress of the United States and in international jurisdictions about modifying various aspects of patent law. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. In certain countries, for example, methods for the medical treatment of humans are not patentable. More generally, the laws of some countries do not protect intellectual property rights to the same extent as United States laws, and those countries may lack adequate rules and procedures for granting, maintaining, protecting, defending, and enforcing our intellectual property rights. However, while certain incentives such as natural occurring products are currently not patentable in the United States, such inventions may be patentable in the United States in the future and in other jurisdictions, including Europe.

Furthermore, the patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce, or license all necessary or desirable patents or patent applications, as applicable, at a reasonable cost or in a timely manner. It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CDMOs, consultants, advisors and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. We also rely to a certain extent on trade secrets, know-how, and technology, which are not protected by patents, to maintain our competitive position. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, financial position, results of operations and prospects could be materially harmed.

The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity, or enforceability so that any patents that may issue or that we may license may be challenged in the courts or patent offices in the United States, Europe, and other jurisdictions. Once granted, patents may remain open to a variety of challenges, including opposition, interference, re-examination, post-grant review, inter parties review, nullification, or derivation action in court or before patent offices or similar proceedings, and furthermore, may be challenged as a defense in any enforcement action that we might bring. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable, any or all of which could limit our ability to stop others from using or commercializing similar or identical products, or limit the scope and/or term of patent protection of our products and product candidates and/or eliminate it altogether, thus hindering or removing our ability to limit third parties from making, using or selling products or technologies that are similar or identical to ours, and/or reduce or eliminate royalty payments to us from our licensees. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

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

We, our co-owners or our licensors, including our future partners, if any, may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings have been paused while non-court mediated negotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however a formal agreement needs to be signed.

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

There are many issued and pending patent filings that claim aspects of technologies that we or our future partners, if any, may need for our product candidates or any products derived from our product candidates, including patent filings that relate to relevant delivery technologies. There are also many issued patents that claim targeting genes or portions of genes that may be relevant for vaccines we wish to develop. In addition, there may be issued and pending patent applications that may be asserted against us in a court proceeding or otherwise based upon the asserting party’s belief that we or our future partners, if any, may need such patents for the development, manufacturing and commercialization of our product candidates or any products derived from our product candidates. Thus, it is possible that one or more organizations, ranging from our competitors to non-practicing entities or patent assertion entities, has or will hold patent rights to which we may need a license, or hold patent rights which could be asserted against us. Such licenses may not be available on commercially reasonable terms or at all or may be non-exclusive. If those organizations refuse to grant us a license to such patent rights on reasonable terms or a court rules that we need such patent rights that have been asserted against us and we are not able to obtain a license on reasonable terms or at all, we may be unable to perform research and development or other activities or market products covered by such patents, and we or our future partners, if any, may need to cease the development, manufacture and commercialization of one or more of the product candidates or any products derived from our product candidates we or our future partners, if any, may develop. Any of the foregoing could materially harm our business, financial condition, results of operations and prospects.

We may not be successful in obtaining, maintaining, protecting or defending the necessary intellectual property rights to allow us to identify and develop product candidates, product components and manufacturing processes for our development pipeline.

We currently have rights to certain intellectual property, through our owned and in-licensed patents and other intellectual property rights, relating to identification and development of our product candidates or other technologies. As our pipeline may involve additional product candidates that could require the use of intellectual property and other proprietary rights held by third parties, the growth of our business could depend in part on our ability to acquire, in-license or use such intellectual property and proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently, and these intellectual property and other proprietary rights may be held by others. We may be unable to secure such licenses or otherwise acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, on reasonable terms, or at all, for product candidates and other technologies that we may develop. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

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

The composition of matter patent protection is generally considered to be desirable because it provides protection without regard to any particular method of use or manufacture or formulation. While we have obtained patent protection covering components of certain product candidates, manufacturing-related methods, formulations and/or methods of use and claims issued that are directed to a vaccine formulation containing a broadly defined protein antigen, we do not currently have any claims in our owned or in-licensed issued United States or European patents that cover the overall construct used in our product candidates, and we cannot be certain that claims in any future patents issuing from our pending owned or in-licensed patent applications or our future owned or in-licensed patent applications will cover the composition of matter of our current or future product candidates.

Method of use patents protect the use of a product for the specified method and formulation patents cover formulations to deliver therapeutics. These types of patents do not prevent a competitor or other third party from developing, marketing or commercializing a similar or identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method of use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method of use patents, the practice is common, and this type of infringement is difficult to prevent or enforce. Consequently, we may not be able to prevent third parties from practicing our inventions in the United States or other countries.

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

Because some of our product candidates are still in early developmental stages, and one or more features of the product candidates or related technologies such as their manufacture, formulation or use, may still change, we cannot be confident that we are aware of all third-party intellectual property that might be relevant to products that we eventually hope to commercialize. Various third-party competitors practice in relevant spaces, and may have issued patents, or patent applications that will issue as patents in the future, that will impede or preclude our ability to commercialize products. Furthermore, while United States patent laws provide a “safe harbor” to our clinical product candidates under 35 U.S.C. § 271(e)(1), which exempts from patent infringement activities related to pursuing FDA approval for a drug product, that exemption expires when a BLA or NDA is submitted. Given the uncertainty of clinical trials, we cannot be certain of the timing of their completion, and it is possible that we might want to submit a BLA or NDA at a time when one or more relevant third-party patents is in force. Thus, it is possible that at the time that we commercialize our product candidates, one or more third parties may have issued patent claims that cover our products or critical features of their production or use. We may not be able to commercialize our products if patents issued to third parties or other third-party intellectual property rights cover, or may be alleged to cover, our products or elements thereof, or their methods of manufacture or use at the time that we seek to commercialize them. In such cases, we may not be in a position to develop or commercialize product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, successfully design around their claims, or enter into a license agreement with the intellectual property right holder(s). Such litigation or licenses could be costly or not available on commercially reasonable terms or at all, and design-around could be prohibitively expensive or impossible.

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

There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, ex-parte reexaminations, post-grant review, and inter partes review proceedings before the USPTO and corresponding European and other non-United States patent offices. Competitors and other third parties may infringe, misappropriate or otherwise violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation or other unauthorized use, we may be required to file claims, which can be expensive and time-consuming. In certain instances, we may institute inter partes review proceedings against issued United States patents and opposition proceedings against European patents owned by third parties in the field of immunotherapy. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

In addition, in a patent infringement proceeding, our owned, or in-licensed patents may be challenged, and a court may decide that a patent we own, or in-license is not valid, is unenforceable and/or is not infringed. If we or our future partners, if any, were to initiate legal proceedings against a third party to enforce a patent directed at one of our product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. Similar mechanisms for challenging the validity and enforceability of a patent exist in ex-United States patent offices and may result in the revocation, cancellation or amendment of any ex-United States patents we hold in the future. The outcome following legal assertions of invalidity and unenforceability is unpredictable, and prior art could render our patents or those of our licensors invalid. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. Such a loss of patent protection would materially harm our competitive position, business, financial condition, results of operations and prospects.

Third parties, ranging from our competitors to non-practicing entities or patent assertion entities, may assert that we are employing their intellectual property and other proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use, development, manufacture or commercialization of our product candidates. As patent applications can take many years to issue, there may currently be pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that our technologies infringe upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms, or at all, or may be non-exclusive.

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

Even if resolved in our favor, litigation or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.

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

As is the case with other biotechnology companies, our success is dependent on our intellectual property rights, particularly patents that we own and in-license. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity, and therefore obtaining and enforcing biotechnology patents is costly, time-consuming and inherently uncertain. Moreover, there are periodic changes in patent law. For example, after March 2013, under the America Invents Act, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could materially harm our business, financial condition, results of operations and prospects.

In addition, recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events have created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the United States Congress, the federal courts and the USPTO, and their equivalents in other jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to obtain, maintain, protect, defend or enforce our intellectual property in the future.

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

We seek to protect these trade secrets, know-how and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate future partners, if any, outside scientific future partners, if any, CROs, CDMOs, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants and require all of our employees and key consultants who have access to our trade secrets, proprietary know-how, information or technology to enter into confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite our best efforts, any of these parties may breach the agreements and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. We may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets or know-how were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially harm our business, operating results, financial condition and prospects.

We may be subject to claims that we have wrongfully hired an employee from a competitor, or that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We have received confidential and proprietary information from third parties in the course of our research and other collaborations with others in the industry, academic institutions and other third parties. In addition, many of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, independent contractors and advisors do not use the confidential or proprietary information, trade secrets or know-how of others in their work for us, we may be subject to claims that we have inadvertently or otherwise used or disclosed confidential or proprietary information, trade secrets or know-how of these third parties, or that our employees, consultants, independent contractors or advisors have inadvertently or otherwise used or disclosed confidential information, trade secrets or know-how of such individual’s current or former employer. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management and employees. Claims that we, our employees, consultants or advisors have misappropriated the confidential or proprietary information, trade secrets or know-how of third parties could materially harm our business, financial condition, results of operations and prospects.

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

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings have been paused while non-court mediated negotiations between us and SSI is ongoing. We have reached terms with SSI which do not include compensation from Evaxion to SSI, however a formal agreement needs to be signed.

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

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement, misappropriation or other violation of our patents and other intellectual property or development, marketing and commercialization of competing products in violation of our intellectual property and other proprietary rights generally. Proceedings to enforce our intellectual property rights in such jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or in-license.

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

Our unregistered trademarks or trade names, as well as any trademarks or service marks that we may register or have registered, may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential future partners, if any, or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. We may license our trademarks and trade names to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and trade names by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names. Our efforts to enforce or protect our proprietary rights related to trademarks, trade names, trade secrets, know-how, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could materially harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats to our business or permit us to maintain any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain any competitive advantage we may have. For example:

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

Our internal computer systems and those of our future partners, if any, vendors, and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, pandemics, terrorism, cybersecurity threats, war, and telecommunication and electrical failures. If any such material system failure, accident or security breach were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of pre-clinical data and/or clinical trial data from one or more ongoing or completed pre-clinical projects or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, because of our approach to running multiple projects in parallel, any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in many stages of development. Any such breach, loss or compromise of clinical trial participant personal data may also subject us to civil fines and penalties, including under the GDPR and relevant member state law in the European Union, and the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and other relevant state and federal privacy laws in the United States. To the extent that any disruption or security breach were to result in a loss of, or damage to, data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.

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

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we or our future partners, if any, fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

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

Among other matters, anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, which are collectively referred to as “trade laws”, prohibit companies and their employees, agents, CROs, CDMOs, legal counsel, accountants, consultants, contractors and other future partners, if any, from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of trade laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We plan to engage third parties for clinical trials and/or to obtain necessary permits, licenses, intellectual property (including patents) and other regulatory approvals, and we can be held liable for the corrupt or other illegal activities of our personnel, agents or future partners, if any, even if we do not explicitly authorize or have prior knowledge of such activities.

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

The collection and use of personal health data in the European Union had previously been governed by the provisions of the Data Protection Directive, which has been replaced by the European Union General Data Protection Regulation, or GDPR. While the Data Protection Directive did not apply to organizations based outside the European Union, the GDPR has expanded its reach to include any business, regardless of its location, that provides goods or services to residents in the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including special protections for “sensitive information” which includes health and genetic information of data subjects. The GDPR also imposes strict rules on the transfer of personal data out of the European Union to the United States and other third countries. In addition, the GDPR provides that European Union member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. The GDPR is a complex law, and the regulatory guidance is still evolving, including with respect to how the GDPR should be applied in the context of clinical studies. Furthermore, some of the countries within the European Union are still in the process of drafting supplementary data protection legislation in key fields where the GDPR allows for national variation, including the fields of clinical study and other health-related information. These variations in the law may raise our costs of compliance and result in greater legal risks. Additionally, on July 16, 2020, the Court of Justice of the European Union, or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision calls into question certain data transfer mechanisms as between the European Union member states and the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on the data exporters (transferring the data out of the European Union) as well as the data importers (the recipient of the data in the United States) to assess United States national security laws on their business and future actions of European Union data protection authorities are difficult to predict at the early date. Consequently, there is some risk of any such data transfers from the European Union being halted. Any contractual arrangements requiring the transfer of personal data from the European Union to us in the United States will require greater scrutiny and assessments as required under Schrems II and may have an adverse impact on cross-border transfers of personal data or increase costs of compliance.

Since we are located in the European Union, we are subject to the GDPR. GDPR regulations have imposed additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

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

In December 2022, the Australian Government increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50m, three times the benefit of a contravention, or (where the benefit can’t be determined) 30% of domestic turnover.

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

We and our future partners, if any, will become subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations and the operations of our future partners, if any, will involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations and the operations of our future partners, if any, also may produce hazardous waste products. We generally anticipate contracting with third parties for the disposal of these materials and waste. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers’ compensation insurance to cover us for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

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

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel with capabilities and expertise in immuno-oncology and infectious diseases as well as in artificial intelligence. We are highly dependent upon members of our management and scientific teams. We may not be able to retain these people due to the competitive environment in the biotechnology industry. The loss of any of these persons’ services may adversely impact the achievement of our research, development, financing and commercialization objectives. We currently do not have “key person” insurance on any of our employees.

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

Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel, clinical operations, regulatory affairs, therapeutic area management and manufacturing, is intense and the turnover rate can be high. We may not be able to attract and retain personnel on favorable terms, or at all, given the competition among numerous pharmaceutical and biotechnology companies and academic institutions for individuals with similar skill sets. In addition, adverse publicity, failure to succeed in pre-clinical studies or clinical trials or applications for marketing approval may make it more challenging to recruit and retain qualified personnel. The inability to recruit, or loss of services of certain executives, key employees, consultants or advisors, may impede the progress of our research, development and commercialization objectives and could materially harm our business, financial condition, results of operations and prospects.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of our current or future product candidates.

We face an inherent risk of product liability exposure related to the testing of any of our current or future product candidates in clinical trials, and we may face an even greater risk if any products derived from our product candidates are commercialized. If we cannot successfully defend ourselves against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit of eventual outcome, liability claims may result in:

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

We carry clinical trial insurance, including product liability insurance, which we believe to be sufficient in light of the status of our current clinical programs; however, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when any products derived from our product candidates obtain regulatory approval, we intend to expand our insurance coverage; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs or medical treatments that had unanticipated adverse effects. A successful product liability claims or series of claims brought against us could cause the price of the ADSs to decline and, if judgments exceed our insurance coverage, could materially harm our business, financial condition, result of operations and prospects.

If our products become subject to a product recall it could harm our reputation, business financial condition, results of operations and prospects.

The FDA, the EMA, the TGA and similar governmental authorities in other jurisdictions have the authority to require the recall of certain commercialized products. In the case of the FDA, the authority to require a recall of a biologic product must be based on an FDA finding that a batch, or a lot of other quantity of the biologic product presents an imminent or substantial hazard to the public health. For products developed using our AI-Immunology™ platform, a product recall may prevent other products derived from one or more of our product candidates using our AI-Immunology™ platform that target the same disease indication until we can demonstrate that the reason for any such product recall did not involve our technology. In addition, some governmental bodies outside the United States have the authority to require the recall of any product derived from one or more of our product candidates in the event of material deficiencies or defects in design or manufacture. Manufacturers may, under their own initiative, recall a product if any material deficiency in a product is found. A government-mandated or voluntary recall by us could occur as a result of manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our product candidates would divert managerial and financial resources and could materially harm our business, financial condition, results of operations and prospects. Also, a recall announcement could harm our reputation with customers and negatively affect our sales, if any.

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

Increasing stakeholder environmental, social and governance, or ESG, expectations, physical and transition risks associated with climate change, and emerging ESG regulation and policy requirements may pose risk to our market outlook, brand and reputation, financial outlook, cost of capital, global supply chain and production continuity, which may impact our ability to achieve our business objectives. Changes in environmental and climate change laws or regulations could lead to additional operational restrictions and compliance requirements upon us, our future partners, if any, or other third parties upon whom we depend on or otherwise could negatively impact our business. Physical impacts of climate change may drive increased costs to us and our suppliers and impact our continuity and facilities.

We, our future partners, if any, or other third parties upon whom we depend on may be adversely affected by earthquakes, fires or other natural disasters and our, our future partners, if any, and such other third parties business continuity and disaster recovery plans may not adequately protect us or them from a serious disaster.

If earthquakes, fires, other natural disasters, terrorism and similar unforeseen events beyond our control prevented us, our future partners, if any, or other third parties upon whom we depend on using all or a significant portion of our or their facilities, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. We do not have a disaster recovery or business continuity plan in place and may incur substantial expenses as a result of the absence or limited nature of our internal or third-party service provider disaster recovery and business continuity plans, which could materially harm our business, financial condition, results of operations and prospects. Furthermore, integral parties in our supply chain are operating from single locations, increasing their vulnerability to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our ability to conduct our clinical trials, our development plans and business, which could materially harm our business, financial condition, results of operations and prospects.

Risks Related to Ownership of ADSs

The price of the ADSs has been and may continue to be highly volatile and fluctuates substantially, which could result in substantial losses for purchasers of the ADSs who may not be able to resell the ADSs at or above the price they paid.Since the closing of our IPO in February 2021 and our follow-on offering in November 2021, the market price of the ADSs has decreased significantly and has been and may continue to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, ADS holders may not be able to resell the ADSs at or above the price they paid for our ADSs. The market price for the ADSs may be influenced by many factors, including, but not limited to:

●	results of our pre-clinical development and clinical trials of our product candidates or those of our competitors;
●	the success of existing competitive products or technologies or new competitive products or technologies that may emerge;
●	announcements by us or our competitors of commencement or termination of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
●	regulatory or legal developments in the United States and other countries;
●	developments or disputes concerning patent applications, issued patents, or other intellectual property or proprietary rights;
●	the recruitment or departure of key personnel;
●	issuances or sales of our ordinary shares or ADSs by us, our insiders or our other shareholders or holders of the ADSs;
●	the level of expenses related to any of our product candidates or clinical development programs;
●	the results of our efforts to discover, develop, acquire or in-license additional product candidates;

●	actual or anticipated changes in estimates as to our financial condition, results of operations, development timelines or issuance of new or updated research, reports or recommendations by securities analysts;
●	variations in our financial results or those of companies that are perceived to be similar to us;
●	announcement or expectation of additional debt or equity financing efforts;
●	currency fluctuations;
●	changes in the structure of healthcare payment systems;
●	market conditions in the pharmaceutical and biotechnology sectors;
●	general economic, industry and market conditions, including the disruption in the financial markets caused by the COVID-19 pandemic and the ongoing military conflict between Russia and Ukraine and the conflict in the Israel-Gaza region; and
●	the numerous programs in our pipeline, the development of which could each generate news or significant adverse events that could impact financial results or recommendations by securities analysts.

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

Although the ADSs are listed on the Nasdaq Capital Market, an active trading market for the ADSs may not be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at the desired price or at the time that they would like to sell. In addition, the market price of the ADSs in our follow-on offering was based on the closing price of the ADSs at the time of such follow-on offering, there is no guarantee that such price will be free from challenge by our existing shareholders based on allegations that it does not reflect the “market price” at which we are required by our articles of association and Danish law to sell our ordinary shares. Any such shareholder challenge could be time-consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent any such offering from closing.

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

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report in connection with issuing our annual financial statements by our management on our internal control over financial reporting and may be required to provide the attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm in our annual filings with the SEC. To achieve compliance with Section 404 within the prescribed period, we have been and will continue to be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

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

We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of reduced reporting burdens in this annual report. In particular, we have not included all of the executive compensation information that would be required if we were not an emerging growth company. We cannot predict whether investors will find the ADSs less attractive if we rely on certain or all of these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price per ADS may be more volatile.

In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Such provisions are only applicable under U.S. GAAP, whereas our financial statements are prepared under the IFRS/IAS standards. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the IASB.

As a “foreign private issuer,” we are exempt from a number of rules under the United States securities laws, as well as Nasdaq rules, and we are permitted to file less information with the SEC than are domestic United States issuers. This may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

We qualify as a foreign private issuer. As a result, in accordance with the listing requirements of The Nasdaq Capital Market, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of The Nasdaq Capital Market. For instance, the Listing Rules for The Nasdaq Stock Market, or The Nasdaq Listing Rules, for domestic United States issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. As a foreign private issuer, however, while we intend to comply with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a remuneration committee or nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to The Nasdaq Listing Rules, or they may decide that it is in our interest not to have a remuneration committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with Nasdaq Listing Rules. Since a majority of our board of directors may not consist of independent directors if we decide to rely on the foreign private issuer exemption to The Nasdaq Listing Rules, our board’s approach may, therefore, be different from that of a board with a majority of independent directors, and as a result, the management oversight of our company could, in the future, be more limited than if we were subject to the Nasdaq Listing Rules. We intend to follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. In additions, we have opted to follow home country law instead of the Nasdaq Listing Rules that require that a listed company obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company may provide our shareholders with less protection than they would have as shareholders of a domestic U.S. company.

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

If we fail to satisfy the applicable continued listing requirements of Nasdaq, such as certain corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not i) allow our ADSs to become listed again, (ii) stabilize the market price or iii) improve the liquidity of our ADSs, iv) prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or v) prevent future non-compliance with the listing requirements of Nasdaq.

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

We qualify as a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers. If we cease to be a foreign private issuer, which is measured as of the end of our second fiscal quarter in each fiscal year after the completion of our IPO, we will be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to United States domestic issuers as of January 1 of the following year. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares or ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive management or directors may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must not be administered principally inside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under United States securities laws if we are required to comply with the reporting requirements applicable to a United States domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to United States domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Holders of the ADSs may be subject to certain limitations on the transfer of the ADSs and the withdrawal of the underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to a holder’s right to cancel the ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or we are paying a dividend on our ordinary shares. In addition, holders of ADSs may not be able to cancel the ADSs and withdraw the underlying ordinary shares when such holder owes money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of Securities”.

A significant portion of our total outstanding ordinary shares may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.

Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 37,897,780 ordinary shares outstanding and 3,789,778 ADSs outstanding as of December 31, 2023. To date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.

On April 6, 2021, we filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, or the Securities Act, to register a total of 4,808,076 ordinary shares, representing all ordinary shares issued or issuable under our equity incentive scheme pursuant to the Appendices to our Articles of Association. Such Form S-8 registration statement automatically became effective upon filing. Accordingly, shares registered under such registration statements are available for sale in the open market following the expiration of the applicable lock-up period.

As of December 31, 2023, there were 2,743,093 warrants outstanding. If these warrants are exercised then an additional 2,743,093 ordinary shares, which are convertible into 274,309 ADSs, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs. In addition, as of December 31, 2023, there were 9,726,898 Investor Warrants with an exercise price of $0.71 per ordinary share issued as part of the private placement in December 2023, and 351,036 warrants issued to EIB under the loan agreement with EIB, which are expected to be cash settled. For a more detailed description of the warrants see the sections in this annual report entitled “Our EIB warrants” and “2023 SPA Investor Warrants”.

Additionally, on November 28, 2021, we entered into a Share Sale and Restriction Agreement with, Dr. Lars Staal Wegner, our former Chief Executive Officer, Dr. Niels Iversen Møller our Co-Founder, and current member of our Board of Directors, and Andreas Mattsson, our Co-Founder and Chief AI Officer, pursuant to which Dr. Wegner agreed to exercise 211,849 warrants in each of the two week exercise windows established under our Articles of Association that are expected to open two trading days following publication of our annual report and interim quarterly financial reports in March 2022, May 2022, August 2022 and November 2022, respectively.

Under the terms of this agreement, Dr. Wegner, Dr. Møller and Mr. Mattsson further agreed with us that in the corresponding open trading window related to each such exercise consisting of the four-week period commencing on the third full trading day after the date of publication of our annual report or interim financial reports in March 2022, May 2022, August 2022 and November 2022, each a Trading Window, Dr. Wegner would sell such Ordinary Shares and Dr. Møller and Mr. Mattsson will purchase such ordinary shares, with each of Dr. Møller and Mr. Mattsson purchasing fifty percent (50%) of such shares, at a purchase price per share equal to the Volume Weighted Average Price, or VWAP, of our ADSs at the close of the market on the date of exercise as reported on Nasdaq.

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

In addition, on June 7, 2022, we entered into the LPC Purchase Agreement pursuant to which we issued 428,572 ordinary shares represented by ADS’ (“Commitment Shares”) to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement. As of the date of this annual report we have not issued any additional ordinary shares represented by ADSs to Lincoln Park. In accordance with the terms of the LPC Purchase Agreement, we filed a selling shareholder Form F-1 Registration Statement with the SEC on July 7, 2002, which was declared effective by the SEC on August 26, 2022, registering the potential future sale by Lincoln Park of up to 4,649,250 ADSs represented ordinary shares inclusive of the 428,572 Commitment Shares. As of the date of this annual report, Lincoln Park has only sold an aggregate of 102,000 of such Commitment Shares thereby leaving 26,572 of such Commitment Shares available for sale.

Additionally, on October 3, 2022, we entered into a Capital on DemandTM Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal. The ADSs are offered pursuant to a prospectus supplement, dated October 3, 2022, or the Prospectus Supplement, which was filed with the SEC on such date and our Form F-3 (Registration No. 333-265132) shelf registration statement filed with the SEC on May 20, 2022, and declared effective by the SEC on June 3, 2022. Pursuant to the Prospectus Supplement, we may offer and sell up to an aggregate of $14,439,000 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose. As of the date of this annual report, we have sold a total of 4,062,161 ADSs under this ATM program for an aggregate purchase price of $9.2 million thereby leaving up to an aggregate $5.2 million of ADSs available for future sale under this ATM program, depending in the development in the share price.

In addition, on July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 - month term of the agreement. We have under certain circumstances the right, but not the obligation, to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million.

At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of this annual report.

Additionally, on December 18, 2023, we entered into a Securities Purchase Agreement, and an Investment Agreement, with certain Institutional Accredited Investors, Qualified Institution Buyers and other Accredited Investors, including all members of our Management and Board of Directors and MSD Global Health Innovation Fund (MSD GHI), a corporate venture arm of Merck & Co. Inc., Rahway, NJ, USA, for the issuance and sale in a private placement of 9,726,898 of our ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share. The 2023 SPA Investor Warrants are exercisable immediately upon issuance, expire three years after the closing date and have an exercise price equal to $0.71 per ordinary share.

In connection with the Private Placement, we entered into a registration rights agreement with the Purchasers dated as of December 18, 2023, pursuant to which we agreed to prepare and file an initial registration statement with the SEC registering the resale of the ordinary shares represented by ADSs and the ordinary shares represented by ADSs issuable upon the exercise of the warrants. All members of our management and board of directors have agreed to a lock-up period of 180 days from the effective date of such registration statement.

Sales of ADSs or our ordinary shares as restrictions end or pursuant to the above-described agreements or pursuant to registration rights may make it more difficult for us to finance our operations through the sale of equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of the ADSs to fall and make it more difficult for holders of ADSs to sell the ADSs.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our securities.

Effective June 30, 2020, the SEC implemented Regulation Best Interest requiring that “A broker, dealer, or a natural person who is an associated person of a broker or dealer, when making a recommendation of any securities transaction or investment strategy involving securities (including account recommendations) to a retail customer, shall act in the best interest of the retail customer at the time the recommendation is made, without placing the financial or other interest of the broker, dealer, or natural person who is an associated person of a broker or dealer making the recommendation ahead of the interest of the retail customer.” This is a significantly higher standard for broker-dealers to recommend securities to retail customers than before under FINRA “suitability rules. FINRA suitability rules do still apply to institutional investors and require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending securities to their customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information, and for retail customers determine the investment is in the customer’s “best interest” and meet other SEC requirements. Both SEC Regulation Best Interest and FINRA’s suitability requirements may make it more difficult for broker-dealers to recommend that their customers buy speculative, low-priced securities. They may affect investing in our ADSs, which may have the effect of reducing the level of trading activity in our securities. As a result, fewer broker-dealers may be willing to make a market in our ADSs, reducing a shareholder’s ability to resell ADSs.

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

We may seek additional capital through a combination of public and private equity offerings, debt financings, collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or debt securities, our existing shareholders’ ownership interest will be diluted, and the terms may include liquidation preferences or other preferences that adversely affect our holders of ADS. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as imitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through collaborations and licensing arrangements with third parties or through asset sales, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms unfavorable to us.

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

A non-United States corporation will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, a non-United States corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock. We have not made a determination as to whether we will or will not be treated as a PFIC in the 2022 taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that we will or will not be determined to be a PFIC for the 2024 tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status. If we were to be or become a PFIC for any taxable year during which a United States holder (defined below in “Taxation – Certain Material United States Federal Income Tax Considerations”) holds ADSs, certain adverse United States federal income tax consequences could apply to such United States holder. See “Taxation – Certain Material United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations.”

The Danish tax treatment of ADSs by the Danish tax authorities is uncertain.

The specific treatment of ADSs under Danish tax law is highly uncertain and not codified in law. The interpretation by the Danish tax authorities may have adverse effects on the taxation of investors. In the tax description contained herein we are assuming that the ADSs are to be treated as listed shares for Danish tax purposes. This is based on recent communications and tax rulings relating to similar structures from the Danish tax authorities which indicate that a holder of ADSs will be treated as holding listed shares in the company for Danish tax purposes. In the event that the holders of ADSs are not treated as holding listed shares in the company, it is likely that they will be treated as either holding unlisted shares or financial instruments for Danish tax purposes, which will impact the Danish tax treatment of the ADS holders, including in respect of the taxation of dividends paid to ADS holders. Furthermore, the communications and tax rulings from the Danish tax authorities indicate that the voting and economic rights attached to the underlying shares have been effectively transferred to the ADS holders and that they will therefore be considered as holding listed shares. In the event that the Danish tax authorities should rule differently with respect to the Company and the depositary agreement with Bank of New York Mellon and not treat the ADS holders as holders of shares in the Danish company, then the depository bank may be considered the holder of the ordinary shares in the company for Danish tax purposes.

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

We may provide from time-to-time guidance regarding our expected financial and business performance. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and our guidance may not ultimately be accurate in all respects. If our guidance varies from actual results, the market value of the ADSs could decline significantly.

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

As of December 31, 2023, our executive management, directors, holders of 5% or more of our ordinary shares and their respective affiliates beneficially own 40.8% of our outstanding voting securities. As a result, these security holders will have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that holders of ADSs may feel are in their best interest as a holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

We have broad discretion in the use of our cash, cash equivalents and investments, including the funds raised from our IPO, our follow-on offerings, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement and we may not use them effectively.

Our management will have broad discretion in the application of our cash, cash equivalents and investments, including the funds raised from our IPO, our follow-on offering, our sales of ADSs we made pursuant to the Sales Agreement through or to JonesTrading under the ATM program and any sales to Lincoln Park of ADSs representing ordinary shares under the LPC Purchase Agreement, and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares or ADSs. The failure by our management to apply these funds effectively could result in financial losses that could materially harm our business, financial condition, results of operations and prospects and could cause the market price of the ADSs to decline and delay the development of our product candidates. Pending their use, we may invest our cash, cash equivalents and investments, in a manner that does not produce income or that loses value.

We may not have sufficient funds available to pay amounts due and owing to the European Investment Bank upon the exercise of certain warrants and may be required to use our cash, cash equivalents and investments to make such payments.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million, or the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants, or the EIB Warrants. In November 2020, we initiated the process to receive the funds from the disbursement of tranche 1 of the EIB Loan in the aggregate amount of €7.0 million but due to the timing of the IPO we did not finalize a disbursement offer. In connection therewith, EIB received 351,036 EIB Warrants, which vested immediately, pursuant to the terms of a separate warrant agreement, or the EIB Warrant Agreement. As of December 31, 2021, we initiated the drawdown of the first tranche of the EIB Loan Agreement amounting to €7.0 million. We received the first tranche of €7.0 million on February 17, 2022. The remaining two tranches have become void as of December 31, 2023.

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

Temporary delays in the cancellation of the ADSs and withdrawal of the underlying shares may arise because the depositary has closed its books or we have closed our transfer books, the transfer of shares is blocked to permit voting at a shareholders’ meeting, or we are paying a dividend on our shares. In addition, you may not be able to cancel the ADSs and withdraw the underlying shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities. See “Description of American Depositary Shares.”

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

We face risks and uncertainties related to litigation, regulatory actions and government investigations and inquiries.

We are subject to, and may become a party to, litigation, claims, suits, regulatory actions and government investigations and inquiries.

The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time- consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Negative perceptions of our business may result in additional regulation, enforcement actions by the government and increased litigation, or harm to our ability to attract or retain customers or strategic partners, any of which may affect our business. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, unfavorable media coverage or class action could adversely affect our business, financial condition and results of operations.

An unfavorable outcome or settlement or any other legal, administrative and regulatory proceeding may result in a material adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming, and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Unstable market and economic factors could adversely affect our business, financial condition or results of operations.

Uncertain or unfavorable global economic or market conditions, such as a recession, an economic slowdown, inflation or reduced growth rates, could significantly impact our operating results or lead to significant reductions in funding sources available to the Company, which could adversely affect our business, results of operations or financial condition. Our operations have required substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the development of our GD-T cell-based therapeutic candidates, including for future clinical trials. In the event of unstable markets and unfavorable market conditions, we cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our GD-T cell-based therapeutic candidates or other research and development initiatives. Furthermore, uncertain or unfavorable global economic or market conditions may cause our manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners to suffer financial or operational difficulties, which could impact their ability to provide us with or distribute finished product, raw and packaging materials or services in a timely manner or at all. We could also face difficulty collecting or recovering accounts receivables from third parties facing financial or operational difficulties.

Item 4.Information on the Company

4.A. Business Overview

General

We are a clinical-stage TechBio company that aspires to lead the exploration of artificial intelligence, or AI, to develop vaccines with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-TechBio company with a robust clinical pipeline of personalized cancer vaccines and a broad pre- clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI-Immunology™ platform, consisting of several models: PIONEER™, ObsERV™, AI-DeeP™, EDEN™, and RAVEN™ and we are utilizing these unique AI models to build a strong drug development pipeline. Drug development is a long and costly process with high attrition rates. We believe our unique AI-Immunology™ platform, trained to translate vast amounts of data to identify novel targets for the development of unique vaccines, have the potential to significantly reduce drug development timelines, costs and attrition.

We aim to capture the value from the predictive power of our proprietary AI-Immunology™ platform and its ability to identify novel targets for drug development by building a solid pipeline of AI-powered vaccines within the areas of cancer and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner our vaccines after pre-clinical or clinical Proof of Concept, or PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.

We are currently advancing our first two product vaccine candidates, EVX-01 and EVX-02, for the treatment of various solid cancers. Our third cancer vaccine candidate, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is a clinically ready asset. We are actively seeking partnership opportunities to further advance the development of the EVX-03 vaccine candidate. In addition, we are currently developing three pre-clinical bacterial vaccine product candidates, EVX-B1, EVX-B2 and EVX-B3, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, and an undisclosed bacteria target respectively, and one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV.

Our AI - Immunology (TM) Platform and Product Development Pipeline

The immune system is widely regarded as a highly important defense system. We use the power of AI to decode the immune system and to direct it towards internal or external threats such as cancer and infectious diseases. Our AI technologies include the immuno-oncology AI models PIONEER™ & ObsERV™, the bacterial and viral disease AI models EDEN™ & RAVEN™, and our Immune Checkpoint Inhibitor responder AI model AI-DeeP™. These AI technologies are based on the current understanding of the human immune system and can transform large amounts of biological data into algorithms that may accurately predict cellular interactions within the immune system and potentially more accurately identify targets that will stimulate a relevant immune response. We believe that the predictive power of our AI models will reduce both the development time and risk of failure during the various stages of drug development.

We have demonstrated that our AI models are able to identify novel targets in just days, rather than years as is common for standard drug discovery methods. We believe that this predictive accuracy can significantly decrease the risk of failure by reducing the risk of low efficacy or unacceptable toxicity.

PIONEER™ is our AI model for the discovery of patient-specific cancer targets which we use to develop truly personalized cancer vaccines. PIONEER™ identifies patient-specific tumor mutations, so called neoantigens, that can induce strong T-cell dependent immune responses leading to tumor eradication.

We believe such neoantigen-based therapies will induce a directed immune response to each patient’s tumor that can eradicate the cancer cells from the body. We are currently developing three programs for personalized cancer vaccines; EVX-01, EVX-02, and EVX-03, of which the first two are currently in clinical development.

ObsERV™ is our AI model for the discovery of patient- or indication-specific virus-derived targets, so- called ERVs (endogenous retroviruses), selectively expressed in cancer. We have demonstrated that overexpression of such ERVs antigens is strongly associated with the overall survival of cancer patients. In addition, we have preclinically demonstrated complete tumor eradication in animal models when targeting ObsERV™ identified ERVs. We believe that ERV-based therapies will induce a directed T-cell dependent immune response leading to tumor eradication. Our EVX-03 vaccine candidate contains a combination of PIONEER™ predicted neoantigens and ObsERV™ predicted ERV antigens.

AI-DeeP™ is our AI model for predicting patient responses to cancer checkpoint inhibitor immunotherapy. The AI model can predict patient immunotherapy treatment outcomes with high precision and may inform decision on treatment. AI-DeeP™ is part of the ‘Responder’ leg of our corporate strategy.

EDEN™ is our AI model for the discovery of B-cell antigen vaccine targets. EDEN™ has been designed to identify novel infectious disease B-cell antigen targets that, we believe, have the potential to be more effective than what have previously been identified using standard drug discovery methods. We apply EDEN in our current development of three pre-clinical bacterial vaccine programs; EVX-B1, targeting Staphylococcus aureus, or S. aureus infections, EVX-B2/EVX-B2-mRNA targeting Neisseria gonorrhoeae, or N. gonorrhoeae infections, and EVX-B3, targeting an undisclosed bacterial pathogen with a high medical need where no vaccine is currently available. We believe EDEN is applicable for virus vaccine development, hence it is applied in the development of our EVX-V1 virus vaccine against cytomegalovirus (CMV).

RAVEN™ is our AI model for the discovery of vaccine antigen targets, that can induce strong T-cell immune responses for infectious diseases. We apply RAVEN in our current development of the pre-clinical viral vaccine program; EVX-V1, targeting cytomegalovirus (CMV). We believe RAVEN is also applicable for bacterial vaccine development, hence it is applied in the development of EVX-B3.

Recent Developments

On January 24, 2024, a committed focus to develop tailored novel cancer vaccines using the AI-Immunology™ platform was announced. The initiative involves a new category of AI-identified tumor vaccine targets, ERVs, and aims to obtain preclinical Proof-of-Concept by the second half of 2024. With the AI-Immunology™ discovered novel cancer targets, designing personalized and precision vaccines may become feasible. This approach holds the potential to provide treatment solutions for cancer patients who typically do not respond to cancer immunotherapy.

On February 20, 2024, the initial phases of an ongoing vaccine collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) were successfully completed. The collaboration was initiated in September 2023, and in February 2024, MSD was revealed as the pharma partner for the EVX-B3 vaccine collaboration. The project aims to develop a vaccine against a bacterial pathogen responsible for a pressing global medical issue, lacking preventive or curative options.

Product Development Pipeline

We believe that our AI-identified targets can be delivered using any delivery modality, such as peptides, recombinant proteins, mRNA and our proprietary DNA-targeting technology, and we are building a diverse vaccine pipeline utilizing such different delivery modalities.

Figure 1: Our AI models and vaccine pipeline.

EVX-01

EVX-01 is a novel liposomal, peptide-based cancer vaccine designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor.

In June 2023 we reported complete clinical data from the Phase 1/2a trial of EVX-01 in metastatic unresectable melanoma demonstrated an overall response rate of 67% across all 12 patients compared with a historical overall response rate of 40% with anti-PD-1 treatment alone. In addition, the data showed induction of neoantigen-specific T cells in 100% of patients and a favorable safety profile.

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

The first patient in the EVX-01 Phase 2 trial was dosed in Australia in September 2022. In November 2022, we submitted an Investigational New Drug Application, or IND, along with a Fast Track designation request to the U.S. Food and Drug Administration, or FDA, for the Phase 2 clinical trial of EVX-01 in combination with KEYTRUDA® for the treatment of patients with metastatic melanoma. On December 22, 2022, the FDA notified us that it had reviewed our IND and determined that we could proceed with our Phase 2 trial. In January 2023, we received Fast Track designation from the FDA for the study.

In addition, we have received approval of our Clinical Trial Applications, or CTAs, for the Phase 2 trial from regulatory authorities in Australia and Italy.

The initial data from five patients from the Phase 2 clinical study were presented at the annual meeting of the Society of Cancer Immunotherapy, or SITC, in San Diego, California November 2023. We believe the data confirmed the previously reported Phase 1/2a findings and further indicated a promising clinical outcome. Full Phase 2 study readout is expected in 2025.

EVX-02

EVX-02 is a DNA-based cancer vaccine designed to induce a therapeutic immune response in the adjuvant setting in patients with resected melanoma, when administered in combination with a PD-1 inhibitor. In March 2022, we reported completion of recruitment of the EVX-02 Phase 1/2a clinical trial and in November 2022, we announced an interim study readout from eight patients. The data demonstrates activation of neoantigen-specific T cells with tumor killing potential and that T-cell responses were robust and long lasting indicating potential for a clinically relevant anti-tumor immune attack. The treatment appeared to be well tolerated in all patients, with only very mild AEs, observed in relation to EVX-02 treatment.

On April 18, 2023, we presented final clinical data from the Phase 1/2a study. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) meeting in Orlando, Florida.

The study showed that:

●	All 10 patients who received the full dosing schedule of eight immunizations with EVX-02 were relapse-free at their last assessment
●	Of these 10 patients, nine completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events, or AEs, and was relapse-free at the last visit at nine months
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells

We believe the data serve as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.

EVX-03

EVX-03 is an improved, next generation DNA-based cancer vaccine with a proprietary antigen- presenting cell, or APC, targeting unit, for the treatment of various cancers. We believe our DNA technology has the potential to improve antigen presentation, anti-tumor immunity and hence clinical response. The goal of our EVX-03 cancer vaccine is to promote T-cell priming and expansion of effector T cells for direct and specific tumor killing, and we intend to develop EVX-03 for the treatment of multiple cancers, including non-small cell lung cancer.

Our EVX-03 product candidate is clinically ready asset with pre-clinical data demonstrating that adding our APC-targeting unit leads to high levels of neoantigen-reactive T cells, significant tumor reduction even at very low doses and a favorable toxicology profile. We believe the promising clinical, immune and safety data from the EVX-02 Phase 1/2a clinical trial together with the superior EVX-03 pre- clinical data, support moving EVX-03 into clinical development. We are actively seeking partnership opportunities to further advance the development of EVX-03.

EVX-B1

EVX-B1 is a prophylactic multi-component vaccine initially in development for the prevention of S. aureus-induced skin and soft tissue infections, or SSTI, in patients undergoing elective abdominal hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN™ as well as a chimeric toxoid, formulated with a potent adjuvant. We believe that the predictive power of EDEN™ and our unique approach to vaccine design will result in a highly protective vaccine. EVX-B1 has now completed pre-clinical development.

EVX-B2

EVX-B2 is a prophylactic vaccine being developed to target diseases caused by N. gonorrhoeae.

EVX-B2 is composed of a fusion protein with two antigen subunits, identified by EDEN™ and formulated with a potent adjuvant. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.

In September 2022, together with UMass Chan Medical School, we received a grant from the U.S. National Institutes of Health, or NIH, to support the evaluation of our EVX-B2 candidate using DNA and mRNA vaccine delivery platforms and to progress the development of our EVX-B2 vaccine candidate. In September 2023, we initiated a collaboration with Afrigen Biologics with the goal of developing an mRNA- based gonorrhea vaccine for low- and middle-income countries (LMICs). The mRNA vaccine will be based on the same two EDEN™ discovered antigens having demonstrated high levels of protection in preclinical studies.

EVX-B3

In September 2023, we initiated a new collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) to address a serious global medical issue by targeting a pathogen associated with repeated infections, increasing incidence, and often serious medical complications for which no vaccines are currently available. Our proprietary AI-Immunology™ platform, with the EDEN™ and the RAVEN™ models, will be utilized for the rapid design of a completely novel vaccine candidate, EVX-B3, with the goal to be capable of eliciting both a strong humoral (antibody) and cellular immune response to the bacterial pathogen.

EVX-V1

In December 2022, we announced the development of our first viral vaccine product candidate, targeting Cytomegalovirus, or CMV. We are utilizing our AI models RAVEN™ and EDEN™ to design a next- generation vaccine candidate that elicits both cellular and humoral responses. Ten EDEN™ predicted novel B-cell antigens have been selected and are now being produced as recombinant proteins for further evaluation in preclinical models.

EVX-V1 is being developed in collaboration with ExpreS2ion Biotechnologies AB, or ExpreS2ion. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections. EVX-V1 is currently in a pre-clinical discovery phase.

Our Strengths

●	Our flexible, scalable and adaptable AI-Immunology™ platform offers a strong value proposition toward existing and potential partners
●	Our five AI models PIONEER™, ObsERV™, AI-DeeP™, EDEN™ and RAVEN™ ingrained in the AI-Immunology™ platform, have allowed us to generate numerous pipeline candidates within both cancer and infectious diseases, all with first-in-class potential and with our first two oncology product candidates currently in clinical development
●	Our AI-Immunology™ platform offers the potential to expand our partnerships and product candidate portfolio and allows for entering into additional therapy areas
●	Our AI immunology™ platform facilitates the identification of novel effective vaccine targets, enhancing the potential for clinical success
●	Our in-house capabilities for experimental screening and testing of novel targets allow us to move rapidly from target identification to pre-clinical development
●	Our model for iterative training allows for continuous improvement of our AI-Immunology™ platform as data are generated throughout the drug development stages
●	We have established a direct link between the predictive power of our AI-Immunology™ platform and preclinical and clinical outcome
●	Our existing collaborations are confirming the strength of our AI-Immunology™ platform

Our Strategy

During 2023, the Evaxion strategy was refined with stronger focus on value realization and execution. The core of the Evaxion strategy is the AI-Immunology™ platform, which has been continuously developed and improved over the past 15 years. This has provided Evaxion with a pioneering and differentiated position within AI led target discovery as well as design and development of vaccine candidates. Evaxion is now well positioned for value realization via its three-pronged business model focusing on Targets, Pipeline and Responders. This value realization is to be pursued via a multi-partner approach.

The strategy refinement also means that Evaxion is shifting focus from larger scale clinical development towards a stronger and earlier focus on partnerships based upon the AI-Immunology™ platform. The AI- Immunology™ platform holds the potential for generating one new target every 24 hours, is delivery modality agnostic and easily adaptable to partner needs. The platform is currently trained in cancer and infectious diseases and is scalable to other therapeutic areas. The high throughput, combined with a very flexible model, offers a strong value proposition towards existing and future pharma partners. Developing partnerships with pharma is now an integrated part of the Evaxion value creation strategy.

AI-Immunology™ contains five interrelated proprietary AI prediction models: (i) PIONEER™, our cancer neoantigen prediction model, (ii) ObsERV™, our endogenous retrovirus (ERV) tumor antigen prediction model, (iii) EDEN™, our B-cell antigen prediction model, (iv) RAVENTM, our T-cell antigen prediction model and (v) AI-DeeP™ our responder prediction model. Common for all is that they build upon the same technology backbone as well as the strong Evaxion immunoinformatic capability base within machine learning, neural networks and artificial intelligence coupled with deep immunological insight. After having developed and matured our AI-Immunology™ platform, we believe we are in a unique position to realize the value of the investments made and further to address significant unmet patient needs in collaboration with current and future partners. The potential of our AI-Immunology™ platform is supported by the participation of MSD Global Health Innovation Fund (MSD GHI), a corporate venture capital arm of Merck & Co., Inc, Rahway NJ USA in our most recent private placement in December 2023 as well as our vaccine target discovery collaboration with a leading pharmaceutical company.

The shift in strategy towards a much stronger focus on partnering based upon AI-Immunology™ and reduced clinical trial activities significantly reduces the company’s cash needs, both for the short- and the longer-term. The ambition for 2024 is to generate revenue equal to 2024 cash burn (excluding financing activities) of $14.0 million, although no assurances can be made that we will generate such revenue.

The below figure 2 summarizes the refined and focused Evaxion strategy in a simple overview.

Figure 2: The Evaxion strategy.

We have had encouraging progress on the refined strategy in the latter part of 2023.

Within the Target part of the strategy, we in September 2023 announced two partnerships. First, a collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) focused on vaccine target discovery for a bacterial pathogen with a high medical need, where no vaccine currently is available. The objective here is to deploy two of the AI-Immunology™ prediction models, EDEN™ and RAVEN™, for rapid design of a completely novel vaccine candidate capable of eliciting both a humoral (antibody) and cellular (T cell) immune response to the pathogen. Further, we announced a partnership with Afrigen Biologics to develop a novel mRNA vaccine against Gonorrhea. Both partnerships demonstrate the unique opportunities in our partnership focused strategy based upon AI-Immunology™.

Within the Pipeline part of the strategy, the initial Phase 2 data from the EVX-01 trial presented at the SITC annual meeting in November 2023 was encouraging. The initial Phase 2 data confirm the strong Phase 1 findings presented earlier in 2023 at ASCO.

Finally, within the Responder part of our strategy we have obtained Proof of Principle for our Immune Checkpoint Inhibitor responder model as presented in November 2023. Building on our core capabilities within immunological data, machine learning and predictions, we have set out on the journey of improving patient care and reducing the health care burden. The goal is to be able to predict which patients will respond to a given therapy. With Proof of Principle for our initial approach towards predicting Immune Checkpoint Inhibitor non-responders, we are now moving towards designing a commercial offering in a partnership- based approach.

Looking into 2024, we are anticipating several important milestones derived from our refined and focused strategy. Of particular importance are the following anticipated 2024 milestones:

Figure 3: Anticipated 2024 Milestones.

Looking ahead, we remain confident about our ability to generate value from our refocused strategy.

We believe that our pioneering AI-Immunology™ platform holds a unique and differentiated position compared to competing platforms. Effective AI-based vaccine discovery, validation and development require a multidisciplinary capability skillset around the AI platform as well as constant learning loops. We have built a very strong capability skillset around the AI-Immunology™ platform focusing on key parts of the drug discovery and development value chain. As a result, we can quickly test vaccine candidates in pre-clinical models and efficiently progress them towards IND filling by using our capabilities within pre-clinical development, regulatory affairs, CMC and early-stage clinical trials. Further, applying continuous learning loops with the AI platform, we iteratively refine the precision of the platform by integrating learnings from experimental and clinical assessments of the predicted targets. This iterative process facilitates ongoing improvement and adjustment of the AI-Immunology™ resulting in a new cycle of predictions and experimental assessments. Over the years, this approach has led to a mature and well-developed platform, where predictions demonstrate a distinctive correlation with both pre-clinical and clinical outcomes.

Figure 4A: The AI-Immunology™ position.

Figure 4B: The AI-Immunology™ position.

Our Management Team

We believe that our fully AI-driven approach and our AI-Immunology™ platform places us at the forefront of effectively translating the immune system into novel vaccine candidates that trigger the immune system to treat a variety of diseases. To deliver on our objectives, we have an experienced and broadly skilled management team.

Our Chief Executive Officer, Christian Kanstrup joined us on September 1, 2023. Christian Kanstrup has more than 25 years of experience in the life science industry, coming from a position of Executive Vice President at Mediq before joining Evaxion. Prior to that, Christian held a broad range of senior management roles at Novo Nordisk A/S, latest as Senior Vice President and global head of Biopharm Operations. Prior to that Christian among others held senior leadership roles within the commercial part of the business as well as within strategy and corporate development. Christian also holds various board and advisory positions in the life science industry, advising on corporate strategy and company growth.

Our Chief Science Officer Birgitte Rønø joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years’ experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.

Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions in Novo Nordisk anchored in research, development and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures.

Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology™ platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.

Background on Cancer Vaccines and the Role of Neoantigens and ERVs

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

To overcome this, vaccines use different ways to seek the power of the patient’s own immune system to fight cancerous cells. The regulatory approval of immune checkpoint inhibitors, or CPIs, has been a major breakthrough in treatment of patients suffering from advanced solid cancers by demonstrating beneficial clinical responses, durable disease control and improved survival in subsets of patients. Detailed mapping of the underlying mechanisms has revealed that the CPI-induced antitumor effect is associated with the patient’s ability to mount a tumor-specific T-cell response. To further improve clinical efficacy, different co-targeting strategies are currently being explored, including the combination of CPI and T-cell vaccines capable of directing and improving the patients’ immune response specifically towards essential functions in the cancer cells.

The Role of T Cells in Cancer Vaccines

T cells are a type of white blood cells that play a central role in the immune system. T cells are involved in both detecting and killing infected or abnormal cells, such as cancer cells, as well as coordinating immune responses. T cells can be classified into two major subsets, CD4+ T cells and CD8+ T cells, each possessing different functionalities. CD8+ T cells are considered the main effectors in T-cell mediated tumor killing, however, several reports have highlighted the importance of inducing both CD4+ and CD8+ T cells as T helper 1, or Th1, CD4+ T cells support CD8+ T-cell priming as well as promote the desired effects via secretion of effector cytokines.

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

Mutated genes in cancer cells lead to expression of altered proteins which are, like all proteins, processed by the cellular machinery into protein fragments known as peptides. When these mutated peptides are presented on MHC molecules, by either tumor cells or antigen presenting cells, and recognized by T cells, they are known as neoantigens.

Another class of tumor antigens are derived from endogenous viral elements, hereunder endogenous retroviruses (ERVs). ERVs are found in the genome of all cells but their expression is tightly regulated in healthy cells. Due to the way cancer cells evolve, this tight transcriptional regulation of ERVs is often compromised, leading to expression and production of cancer - specific, ERV - derived antigens. As a limited number of somatic mutations and ERVs are shared among two different tumors, no general cancer vaccine can be produced, making it necessary to design and produce a new personalized or precision product specific for each patient or for groups of patients.

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

Neoantigen- and Endogenous Retrovirus-based Cancer Vaccines

The common feature of cancer is accumulation of mutations in the genes, which manifests as tumors with uncontrolled growth. Cancer is a complex, extremely heterogeneous condition. Despite this complexity and variability, patients with the same type and stage of cancer have historically been administered the same treatment. This approach has been altered in recent years with the introduction of precision medicine cancer vaccines, a tailored approach for selecting therapy at the individual patient or groups of patients’ level based on the genetic makeup of the patient’s cancer. Discovery of molecular cancer biomarkers (i.e., cancer oncogenes) has paved the way for the first generation of personalized and precision therapies. Genomic screening approaches have been commonly employed to identify tumor-specific, overexpressed proteins or genetic mutations that may confer targets for an effective cancer vaccine.

We believe a truly personalized or precision approach, incorporating the entirety of the tumor ecosystem, while taking a more unbiased approach to drug design, is required to advert the inherent complexities of the tumor microenvironment and heterogeneous cellular landscape, and to improve the clinical outcome of cancer vaccines. We believe such approach can be achieved by directing vaccines towards cancer-exclusive peptide sequences, so called neoantigens and endogenous retroviruses, or ERVs, displayed on the surface of tumor cell originating from patient-specific mutations and highly expressed ERV sequences, respectively.

Neoantigen-targeting vaccines have shown great promise in pre-clinical animal models as well as in early clinical trials. Of note, Moderna and Merck recently announced their personalized neoantigen targeting therapy met the primary endpoint in a Phase 2b trial in melanoma patients.

Neoantigens and ERVs provide an avenue for tumor-specific immune cell recognition, a prerequisite for a beneficial clinical response of a neoantigen/ERV based vaccine. Antigen presenting cells, or APCs, educate the immune system by presenting neoantigens and the ERVs to T cells. Tumor cells often present neoantigens and ERV-derived sequences on their cell surface, providing accessible targets for T cells. T cells recognize and kill neoantigen and/or ERV-presenting cancer cells and effect a positive feedback loop to heighten and broaden the cancer specific immune response as more epitopes will be available for APC uptake upon T-cell mediated tumor cell lysis.

Once patient-specific neoantigens and/or ERVs are administered to the patient, APCs will process the neoantigens and ERVs by the MHC epitope presentation machinery, migrate to the lymph node and present neoantigens and ERVs to T cells. TCRs on circulating CD4+ and CD8+ T cells bind to the presented neoantigens and ERVs triggering initial T-cell activation. Once activated, the T cells will enter the circulation to reach distant organs, including the tumor. In the tumor, reactive T cells will encounter tumor cell surface displayed neoantigens and/or ERVs, resulting in T cell mediated tumor cell killing.

Cancer patients normally do not have a meaningful number of T cells that recognize their tumor. We believe a neoantigen and ERV-targeting approach will generate a strong, de novo tumor-specific T-cell response which will lead to killing of tumor cells and thereby an improved clinical response. Further, we believe such approach has encouraging therapeutic potential because neoantigens and ERVs represent foreign elements to the immune system and are unique to each person’s tumor cells which means neither self- tolerance nor adverse side effects are likely to limit the clinical application of a neoantigen and/or ERV- based vaccine.

We believe our truly personalized or precision approaches targeting neoantigens and ERVs will allow us to harness the natural power of a patient’s own immune system to elicit a strong, cancer-specific immune response, potentially holding the key to long-lasting tumor control or even a possible cure for many cancer patients.

PIONEER™ – Our AI model for the Discovery of Novel, Personalized Neoantigen-targeting Cancer Vaccines

Overview

PIONEER™ is our proprietary AI model for the rapid discovery and design of personalized neoantigen- targeting therapies. Our proprietary PIONEER™ model allow us to efficiently identify and select those neoantigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our PIONEER™ derived cancer vaccines is to deliver therapeutic neoantigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells. As shown in Figure 5 below, PIONEER™ simulates the key biological steps in presenting each neoantigen to the patient’s immune system with our high-performance, AI-based in silico modules.

Figure 5: Illustration of mechanisms within the tumor cell that are required for a neoantigen to have a clinical effect in patients.

Key biological steps simulated by PIONEER™ include:

Step 1 – Mutation: PIONEER™ identifies cancer-specific mutations by comparing DNA sequencing data from the tumor sample(s) and normal tissue sample using our proprietary AI-based somatic variant caller.

Step 2 – Expression: Only a subset of the cancer-specific mutations is found in genes that are expressed in the tumor cells. The expression levels of each gene are determined by analyzing tumor RNA sequencing data. In addition, PIONEER™ calculates the mutation-specific expression levels using an in-house developed computational module.

Step 3 – Translation: Not all cancer-specific mutations result in altered protein sequences. Some mutations may be found in regions that do not code for protein sequences or they may simply be synonymous mutations (where the DNA sequence is altered, but the encoded amino acid is the same). PIONEER™ determines the effects of each cancer-specific mutation. The coding regions around non- synonymous mutations are then translated into amino acid sequences, generating cancer-specific neoantigen sequences.

Step 4 – Presentation on MHC Class I and Class II Molecules: To induce an immune response, neoantigens must contain subsequences that are bound by MHC molecules and presented on the cell surface. The identified neoantigens are given as input to our proprietary AI-based tool suite, EvaxMHC, along with the patient’s HLA type to identify neoantigens containing MHC ligands bound by the patient’s MHC molecules specifically.

Step 5 – T-cell Response: Neoantigens presented by MHC class I and class II molecules are recognized by T cells, triggering an immune response and T cell mediated tumor cell death. However, while being presented as MHC ligands is a prerequisite for generating an immune response, not all MHC ligands are recognized by T cells. PIONEER™ includes an in silico module that predicts the likelihood of a given mutated MHC ligand eliciting a T-cells response.

Step 6 – Clonal Neoantigens: Tumors are extremely heterogeneous, meaning that not all tumor cells necessarily encode and express the same neoantigens. Targeting clonal neoantigens, defined as neoantigens arising from clonal mutations that are present in all cancer cells, allows for systemic eradication of the whole tumor, as well as potential metastases in the patient. Multiple reports suggest that targeting clonal neoantigens result in a more effective treatment. PIONEER™ determines the clonal status of a neoantigen by analyzing the DNA sequencing data using in silico AI modules. For patients where DNA sequencing data from multiple tumor biopsies is available, PIONEER™ seamlessly integrates the information from each biopsy to improve the clonality estimate.

Identifying those neoantigens that will induce a strong antitumor immune response capable of eradicating all tumor cells in the patient requires sophisticated AI-based in silico tools. Such tools must be capable of accurately identifying tumor specific mutations along with all steps involved in neoantigen processing, presentation and TCR recognition. State-of-the-art, publicly available in silico tools for neoantigen prediction return a vast number of candidates, of which only a handful are ever found to trigger bona fide antitumor responses in patients. We have benchmarked our proprietary in silico tools from PIONEER™ against state-of-the-art public tools (Mutect2, MixMHCpred-v2.1/MixMHC2pred-v1.2, RSEM-v1.2.0 quantified expression) and we believe our platform produces superior results:

Figure 6: Benchmark study of PIONEER™ against state-of-the-art, public tools for number of hits identified in the top 10 best-ranked neoantigens.

To compare PIONEER™ to a pipeline of state-of-the-art public tools, we designed a simulation study with 3,000 patients. Each patient was assigned 500 potential neoantigens in a 1:5 positive to negative ratio. Both pipelines were tasked with selecting a set of 10 neoantigens for each patient and the average number of positive neoantigens was assessed. Results are depicted in Figure 5 above.

Our benchmark study demonstrates that the publicly available tools are only capable of identifying 2.6 correct neoantigens in the top 10, which, we believe, in a neoantigen-based cancer vaccine is not sufficient to reach a strong antitumor effect. In comparison, PIONEER™ was able to identify 8.7 correct neoantigens in the top 10, which we anticipate is optimal to drive an enhanced antitumor immune response.

PIONEER™ include several in silico modules, some of which are AI-based, corresponding to each biological step in neoantigen presentation to the immune system. We believe that our multi-parameter improvements incorporated across our in silico AI modules will translate into better antitumor effect. In pre- clinical studies, we have already demonstrated that enhanced neoantigen prediction directly links to improved antitumor effect in mice (see Figure 7 below).

Improved Neoantigen Prediction Directly Translate into Better Antitumor Effect

Our proprietary in silico AI modules identifying neoantigens within PIONEER™ have been trained using gradient-boosted decision trees, transformers and a conditional generative adversarial network approach on our internally generated data as well as other data, including, but not limited to, next generation sequencing data from tumor samples, mass spectrometry immunopeptidomics, peptide-MHC-binding affinity data, T-cell immunogenicity data, peptide-MHC-binding stability data. We have demonstrated that development and iterative training of our AI model directly translates into improved antitumor effect in pre- clinical studies. In a pre-clinical tumor study, the efficacy of three versions of PIONEER™ version 0.1, 1.0 and 2.0), each with increasing number of new features were directly compared (see Figure 6 below). Mice treated with neoantigens predicted by PIONEER™ 2.0 developed statistically significant smaller tumors compared to mice treated with neoantigens predicted by earlier versions of PIONEER™, thereby demonstrating that improved neoantigen prediction directly translates into improved antitumor effect.

Figure 7: To explore the biological impact of different improvements, three versions of PIONEER™ were evaluated in the CT26 mouse tumor model. For each version, the top 10 ranked neoantigens were encoded in separate DNA constructs, designated PIONEER™ 0.1, PIONEER™ 1.0, and PIONEER™ 2.0. Mice were intramuscularly treated twice with the various DNA constructs prior to CT26 cells inoculation. A “mock” DNA plasmid without neoantigens was included as control.

We will continue to train and incorporate more data into PIONEER™ model to ensure that our nested AI modules remain state-of-the-art. In addition, we continue to include new features in the model to further increase its predictive power.

Key Advantages of Our PIONEER™ model

●	Identification of Therapeutic Neoantigens: PIONEER™ can identify therapeutic neoantigens that drive a T-cell response with higher accuracy compared to predictions done by state-of-the-art public tools. Clinical data from the Phase 1/2a trial of EVX-01 demonstrated induction of neoantigen- specific T cells in 100% of patients with an overall response rate of 67% compared with a historical overall response rate of 40% with anti-PD-1 treatment alone. Further, clinical data from the Phase 1/2a trial of EVX-02 demonstrated activation of neoantigen-specific T cells with tumor killing potential in patients, and that T-cell responses were robust and long lasting.
●	Identification of Multiple Neoantigens: PIONEER™ identifies multiple neoantigens that can be incorporated in the cancer vaccine to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.
●	World Wide Clinical Applicability: PIONEER™ is clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.

We believe we are uniquely positioned to develop a neoantigen-based cancer vaccine and address the shortcomings from competing approaches through our proprietary algorithms and AI modules contained in the PIONEER™ model.

ObsERV™ — Our AI model for the Design of Personalized or Precision ERV-based Cancer Targets

Overview

ObsERV™ is our proprietary AI model for the discovery of patient-specific virus-derived sequences, so- called ERVs (endogenous retroviruses), expressed in cancer. Targeting this novel class of tumor antigens may allow for developing a completely new type of immunotherapy against immunologically cold tumors with low response rates to immunotherapy. ObsERV™ can rapidly discover ERV tumor antigens and design of personalized or precision vaccine containing these antigens. Our proprietary AI modules within ObsERV™, for the prediction of antigen-specific T-cell responses, have been trained using transformers and a conditional generative adversarial network approach. This allows us to efficiently identify and select those ERV-antigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our ObsERV™ model derived cancer vaccines is to deliver therapeutic ERV-antigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells.

We have demonstrated that overexpression of ERVs is strongly associated with the overall survival of cancer patients. Hence, we believe such ERV-based therapies will induce a directed T-cell dependent immune response leading to tumor eradication.

We believe that ObsERV™ will allow us to develop therapeutic cancer vaccines benefitting a broader range of cancer patients for which no or limited treatment options exist. This includes providing novel treatment solutions for cancer patients that are unlike to respond to immunotherapy and cancer vaccines that targets neoantigens.

Key Advantages of Our ObsERV™ Model

●	Identification of Therapeutic ERV-antigens: We believe ObsERV™ can identify therapeutically relevant ERV-antigens that drive a T-cell response with a state-of-the-art high accuracy and effect. We have preclinically demonstrated complete tumor eradication in animal models when targeting ERVs. While previous published reports highlight some success with retroviral therapy against specific antigens, our in silico-designed cancer vaccine using ERV-antigens is the first to show lasting tumor protection and a robust, diverse T-cell response.
●	Identification of Multiple ERV-antigens: ObsERV™ identifies multiple ERV-antigens that can be incorporated in the cancer vaccine to increase therapeutic effect and overcome issues related to cancer clonal heterogenicity and tumor immune escape.
●	Worldwide Clinical Applicability: As with PIONEER™, ObsERV™ is designed to be clinically applicable, automated and deployable anywhere in the world and has been through a process of validation according to the International Society for Pharmacoepidemiology, ISPE’s, latest revised guide for Good Manufacturing Practice, or GAMP5, to ensure compliance with legislature and good practice regulations to maintain a high standard of quality in the system.

We believe we are uniquely positioned to develop ERV-antigen based cancer vaccines and address the shortcomings from competing approaches through our proprietary algorithms and AI modules contained in ObsERV™.

Using PIONEER™ and ObsERV™ to Design Our Cancer Vaccine Candidates

Figure 8: Our process for manufacturing a personalized cancer vaccine.

As shown in Figure 8 above, the following steps describe our process for designing a personalized cancer vaccine:

Step 1 – Tissue Biopsy: Tumor tissue sample(s) and a blood sample are collected from the patient.

Step 2 – DNA and RNA sequencing: We then apply deep-sequencing to the patient’s tumor biopsy specimen and blood to derive high-quality DNA and RNA sequence information.

Step 3A – Identify Critical Neoantigens: PIONEER™ uses this sequence information to identify tumor mutations. Next, PIONEER™ identifies potential neoantigens from the tumor mutations and selects the top 10-20 neoantigen candidates and designs the final cancer vaccine.

Step 3B — Identify Critical ERV antigens: ObsERV™ uses tumor RNA sequence data from tumor biopsies to identify and rank the most vaccine-relevant ERV antigens. The top 10-20 ERV antigen candidate are selected for the final cancer vaccine design.

Step 4 – Manufacturing: The PIONEER™ and ObsERV™ antigen cancer vaccines are manufactured.

Step 5 – Administer cancer vaccine to Patient: The manufactured cancer vaccines are administered to the patient.

Initially, our personalized vaccines are intended for the use as a combination therapy with CPIs. Evidence suggests that in patients responding well to CPI treatment, the response is partly mediated by tumor antigen-reactive T cells. Induction of de novo tumor antigen-specific T cells in combination with CPIs may increase the number of patients responding to treatment as well as improve the long-term clinical outcome.

Our PIONEER™ and ObsERV™ Derived Cancer Vaccine Programs

We are currently advancing a clinical pipeline of personalized cancer vaccines derived from our PIONEER™ and ObsERV™ models (see Figure 8).

Figure 9: Our immuno-oncology product candidates derived from PIONEER™ and ObsERV™. Note: The role of MERCK in the EVX-01 clinical trial is to supply KEYTRUDA® (pembrolizumab).

Our EVX-01 Product Candidate

Overview

Our EVX-01 product candidate is a liposomal, peptide-based therapeutic cancer vaccine designed to engage a patient’s own immune system to fight their cancer by mounting a targeted response towards the tumor. EVX-01, in combination with anti-PD-1 or other CPIs, is intended for the first-line treatment of a variety of metastatic and unresectable cancers amenable to PD-1 inhibition.

EVX-01 consists of five to 10 PIONEER identified neoantigens formulated as peptides (neopeptides) together with a strong CD8+ and CD4+ T-cell inducing adjuvant, CAF09, in-licensed from Statens Serum Institute, or SSI. When administered to the patient, we believe EVX-01 will induce neoantigen-specific T cells that will migrate to the tumor site and induce tumor killing or target circulating tumor cells to eliminate these before becoming metastatic.

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

A clinical Phase 1/2a trial was conducted from 2019 to 2022. Results from this trial was presented at American Society of Clinical Oncology, or ASCO, Annual Meeting in June 2023 and showed that EVX-01 in combination with anti-PD-1 treatment induced strong anti-tumor response in 67% of patients. 8 patients had a clinical response to treatment i.e. tumor shrinkage with 2 patients having a complete response i.e. no sign of disease.

EVX-01 is currently in clinical Phase 2 development in a global multi-center trial in metastatic melanoma, administered in combination with KEYTRUDA® (NCT05309421). The trial is currently conducted globally at clinical sites across in Europe and Australia in collaboration with Merck. Patients enrolled in the Phase 2 clinical trial receive standard of care treatment along with KEYTRUDA® in combination with EVX- 01, or in the event of progression, another standard of care treatment in combination with EVX-01. We are responsible for the conduct of the trial. We will continue to collaborate with Merck as the data mature.

The first patient in the Phase 2 trial was dosed in Australia in September 2022. Initial readout from the first five patients was presented at the 38th annual meeting of SITC in November 2023 in San Diego, California. The initial data demonstrated that the EVX-01 therapy was well tolerated, induced an EVX-01- specific immune response in all five patients and further promising signs were observed as three out of the five patients experienced improved clinical outcome upon EVX-01 and pembrolizumab treatment.

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

The treatment paradigm for metastatic and unresectable melanoma, NSCLC and bladder cancer has been revolutionized over the last few years with the approval of PD-1/PD-L1 CPIs across treatment lines, including first line for metastatic and unresectable melanoma and in NSCLC as monotherapy or in combination with chemotherapy/other CPIs depending on a patient’s status. In bladder cancer, PD-1/

PD-L1 CPIs are approved in the first line setting for cisplatin ineligible patients as well as later line treatments. Only a minority of patients in these three indications have durable responses to PD-1/PD-L1 CPIs with a majority of patients ultimately showing progressive disease. We believe that our therapeutic neoantigens and ERV-antigens could change the treatment paradigm in combination with PD-1/PD-L1 CPIs across these three indications by expanding the patient population responding to PD-1/PD-L1 inhibitor treatment (CPI- resistant patients) and potentially increasing the effect in patients already responding to PD-1/PD- L1inhibitor treatment.

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

Figure 10: Clinical design of the first-in-human Phase 1/2a clinical trial in the EVX-01 program. (a) biopsy, Positron emission tomography/computed tomography scan, or PET/CT scan, and blood samples were collected at baseline (T1). Treatment with anti-PD-1 was either initiated at time of first biopsy (group A) or had already been initiated >4 months before biopsy (group B). EVX-01 vaccine was administered at week 6-8 and every 2nd week for 6 total vaccinations:3x IP followed by 3 x IM. (b) Dose escalation of administered peptide pool and number of patients at each dose level. CPI: checkpoint inhibitor, IP: intraperitoneal, IM: intramuscular, ORR: overall response rate, PFS: progression free survival, T: timepoint, FU: follow-up.

In June 2023, we announced data readout from the Phase 1/2a clinical trial showing that EVX-01 in combination with anti-PD-1 compares favorably to anti-PD-1 treatment alone. The data demonstrated an overall response rate, or ORR, of 67% across all 12 patients compared with a historical ORR of 40% with anti- PD-1 treatment alone. The study also demonstrated a complete response, or CR, of 17%, compared with a historical CR of 7% with anti-PD-1 treatment alone. Among the four patients on the highest doses, all had a clinical response (ORR of 100%). Two patients with stable disease, or SD, for 10 and eight months on anti- PD-1 treatment alone, achieved CR and a partial response, or PR, respectively, following EVX-01 administration. In addition, the data showed induction of neoantigen-specific T cells in 100% of patients.

58% of the administered neoantigens induced reactive T cells in patients, of which 85% were de novo responses.

Data from the trial also showed that EVX-01 appeared to be well-tolerated with only Grade 1 and 2 adverse events such as fatigue and fever (see figure 11).

Figure 11: Patient disease status, treatment outcome and immune response from the EVX-01 Phase 1/2a clinical trial.

As shown in Figure 12 below, a benefit of the combination therapy was observed for nine patients. Of these, two patients had a CR, six patients had a PR, one patient had SD, and three patients had progressive disease, or PD, as best outcome. Furthermore, a complete remission of target tumor lesions was observed in 4 patients (33%).

100%
75%
50%
25%
0%
−25%
−50%
−75%
−100%
% change in target lesions
PD
SD
PR
CR

Figure 12: % change in target lesion size for patients treated with EVX-01. Disease development determined according to RECIST criteria. PD: Progressive disease, SD: Stable disease, PR: Partial response, CR: Complete response. % change for lymph-node target lesions was set to -100% when lymph-node was normal size (10 mm or below).

Data from our clinical trial, as depicted in Figure 13, prove that patients treated with higher dose levels of EVX-01 neopeptides (dose level three, 200 ug/peptide) have an increased T-cell response compared to lower doses. When investigating the effect of peptide dose on T-cell response in general, we found that higher dose levels increase ORR in patients i.e. all patients at dose level 3 has an objective clinical response. The data supported the selection of the Phase 2 dose as dose level 3 i.e. 200 ug/peptide.

Figure 13: Dose-responsiveness of immunogenic neoantigens. Pre, immune responses to EVX-01 neopeptides before vaccination, Post; Immune responses to EVX-01 neopeptides after vaccination.

When investigating the safety profile, we found that increasing the dose level of EVX-01 does not affect the safety profile. Only grade 1 and 2 treatment related adverse events, or TRAEs, were observed across the three dose levels. Most frequently observed TRAEs include fatigue, stomach pain and fever — see table below of the TRAE:

Neoantigen and Clinical Response Correlations

As shown in Figure 14 below, we observed a correlation between broadness of immune response and clinical benefit when investigated if responding patients had a higher frequency of neoantigens resulting in a tumor-specific immune response as measured in blood by ELISpot. As seen in Figure 13, responding patients in general had a higher frequency of immunogenic neoantigens after treatment with EVX-01 — a trend not observed pre EVX-01 treatment (see “Pre” boxplot to the left in Figure 13). Furthermore, the prevalence for immunogenic neoantigens in patients with clinical response increases in the follow-up samples. We interpret the increased profile of more immunogenic neoantigens in responders post EVX-01 treatment as indirect evidence of effect for EVX-01.

Clinical outcome correlates with neoantigen immunogenicity

Figure 14: Frequency of immunogenic neoantigens in patients. Pre-; before EVX-01 treatment but after initiation of PD-1 CPI treatment, Post: After 3 and 6 rounds of EVX-01 treatment and Follow up: After end EVX-01 treatment until progression. Clinical response as defined by RECIST, immunogenic neoantigens are defined as neoantigens where the T-cell response (SFU) is at least 3 times the standard deviation of the response induced by irrelevant peptides at the same timepoint, frequency of immunogenic neoantigens is calculated per patient.

We also observed a significant correlation between PIONEER quality score (prediction scores), immunogenicity, clinical response and Progression Free Survival, or PSF, as seen in Figure 15 and 16. PIONEER (v4.2) assigns significantly higher quality scores to immunogenic compared to non-immunogenic neoantigens and significantly higher quality scores to neoantigens administered to patients responding to treatment compared non-responding patients.

Figure 15: left: PIONEER quality scores for EVX-01 peptides inducing functional responses detected by ELISpot (immunogenic) compared to non-immunogenic EVX-01 peptides. Right: PIONEER quality scores for EVX-01 administered neopeptides in responders (CR/PR) and non-responders (SD/PD). P-value by t-test.

We further investigated if PIONEER quality score impacted PFS, i.e. time from treatment start to disease progression or death, of patients treated with EVX-01 by dividing patients in high and low PIONEER quality groups (n=6 in each). As seen from Figure 16, the high-quality group have significant longer time to progression compared to the low-quality group. To investigate if the longer PSF in the high score group was driven by a higher mutational load, the same analysis using TMB was conducted. As depicted in Figure 16, TMB did not seem to be the determining factor for PSF in this patient cohort, indicating that the quality of administered EVX-01 neopeptides is important for clinical benefit.

Figure 16: Kaplan-Meier plots displaying PFS of patients based on TMB high/low calculated FDA guidelines (left) Median PIONEER score (right).

Our Phase 2 Clinical Trial

Based on our Phase 1/2a clinical trial interim data readout on October 21, 2021, we entered into the Merck CTCSA to evaluate in a new Phase 2 clinical trial, the combination of our personalized cancer vaccine, EVX- 01, with MSD’s anti-PD-1 therapy KEYTRUDA® (pembrolizumab), a humanized anti- human PD-1 monoclonal antibody.

The Phase 2 clinical trial is an open-label, multi-center, single arm trial evaluating the efficacy (best objective response, overall response rate, progression free survival and overall survival) and safety of EVX-01 in adults with advanced or metastatic unresectable melanoma on pembrolizumab. The trial is designed to show an improvement in the best overall response of patients with SD or PR after 12 weeks on pembrolizumab treatment. The trial design is guided by recently published KEYNOTE-001 and 006 data from MSD which demonstrates that advanced melanoma patients with SD at week 12 and subsequent progression had poor survival outcomes. We believe EVX-01 in combination with pembrolizumab has the potential to significantly improve patient outcomes. The trial design is developed in collaboration with world leading KOLs; Georgina Long (Melanoma Institute Australia, AU), Patrick Ott (Dana-Faber Cancer Institute, USA) and Inge- Marie Svane (Center for Cancer Immune Therapy, Denmark), and is conducted in partnership with MSD.

Figure 17: Schematic presentation of the EVX-01 Phase 2 clinical trial design. Each patient receives 18 cycles with pembrolizumab (approximately two years).

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

As of November 2023, 16 patients were enrolled in the Phase 2 study and commenced the combination treatment with EVX-01 and pembrolizumab. Initial readout from the first five patients was presented at the 38th annual meeting of SITC in November 2023 in San Diego, California. The initial data demonstrated that the EVX-01 treatment appeared safe and well tolerated. Few AEs related to EVX-01 have been reported and these were either grade 1 or 2. No SAEs have been reported in this patient cohort. Safety data cut-off: September 30, 2023.

For all five patients EVX-01 induced a specific immune response over time as evidenced by an increase in magnitude of vaccine neoantigen-specific T cells.

We believe that the initial data from the EVX-01 Phase 2 study confirm the findings of the EVX-01 Phase 1 study. One year data readout is expected in Q3 2024 and full study readout is expected in 2025.

Manufacturing of Our EVX-01 Drug Product

The peptide-based format used to deliver PIONEER-identified neoantigens in EVX-01 is able to specifically stimulate neoantigen-specific T cells and has a turnaround time of approximately seven weeks from collection of patient-specific biopsies to administration of the therapy. We believe that this seven-week turnaround time is significantly shorter as compared to other current patient-specific, peptide-based, cancer vaccines, which have been shown to have turnaround times of 20 or more weeks.

Our EVX-02 and EVX-03 DNA Product Candidates

Overview

Our additional two personalized cancer vaccines, EVX-02 and EVX-03, developed based on our PIONEER AI model, are in early clinical and late pre-clinical development, respectively. EVX-02 comprise PIONEER top-ranked neoantigens contained in a plasmid DNA and EVX-03 contains a combination of PIONEER predicted neoantigens and ERV antigens. EVX-02 is our product candidate for adjuvant treatment of resectable melanoma, whereas EVX-03 is an improved, next generation vaccine with a proprietary APC targeting unit, intended for treatment of patients with locally advanced or metastatic solid tumors, including non-small cell lung cancer. The goal of the two cancer vaccines is to promote T-cell priming and expansion of cancer-specific effector T cells for direct and specific tumor killing. Both personalized vaccine candidates will be administered to patients in combination with CPI.

Summary

Our pre-clinical studies demonstrated that both EVX-02 and EVX-03 inhibited tumor growth in mice and induced functional therapy-specific T cells. Direct comparison of the potency of EVX-02 and EVX-03 in mice clearly indicated a beneficial effect of the APC targeting unit, as evidenced by a lower tumor protective dose of EVX-03 compared to EVX-02 and higher levels of neoantigen-specific T cells induced by EVX-03 compared to EVX-02. Further, the combination of our EVX-02 DNA therapy and CPI treatment of mice enhanced the antitumor effect, which we believe indicates a positive interplay of the two therapies.

Furthermore, a favorable safety profile of EVX-03 in mice was observed in a Good Laboratory Practices, or GLP, toxicology study investigating repeated high doses of EVX-03.

Final data from a first-in-human Phase 1/2a clinical trial investigating the safety, tolerability and pharmacodynamic response of EVX-02, substantiated a promising safety profile and ability to activate neoantigen-specific T cells as well as indicated encouraging clinical outcome data of our first-generation neoantigen DNA therapy.

We believe that the data from the EVX-02 Phase 1/2a trial substantiates the clinical relevance of DNA- mediated delivery of neoantigens. We believe that the clinical data from our EVX-02 DNA therapy in combination with the improved EVX-03 anti-tumor effect in pre-clinical models, support moving into a first- in-human Phase 1 clinical trial, investigating the safety and pharmacodynamic effect of EVX-03. To expedite the development of EVX-03, we are actively exploring partnership opportunities.

Background

We have chosen to use a DNA-based vaccine format for several reasons: It is well-established that DNA vaccines harbor self-adjuvating capacities as they can activate the innate DNA sensing machinery in mammalian cells. This directs the immune response towards Th1-like immunity which is generally considered to be preferable in cancer therapies. Further, the DNA plasmid allows for full inclusion of highest ranking immunogenic neoantigens. Moreover, with the recent approval of a plasmid DNA vaccine for prevention of severe COVID-19 disease, it is now established that DNA vaccines can induce a clinically relevant immune response.

When administered to the patient, we expect that the EVX-02 and EVX-03 DNA therapies (see figure 17) will be taken up by APCs and will be expressed as peptides, processed into smaller components, and loaded onto the MHC molecules on the cell surface eliciting an antigen-specific immune response. The APC unit is believed to mediate effective recruitment and activation of APCs to the local site of injection, thus further enhancing the antigen-specific immune response.

Figure 19: Illustration of our two neoantigen targeting DNA therapies, EVX-02 and EVX-03. EVX-03 also includes ERV antigen in the antigen unit. Both candidates comprise PIONEER-identified neoantigens inserted as a neoantigen unit into a backbone plasmid with immune stimulating elements. Furthermore, EVX-03 comprises an APC-targeting unit linked to the antigen unit via a dimerization unit, illustrated in dark blue.

Our EVX-02 Phase 1/2a Clinical Trial

The EVX-02 clinical trial is a first-in-human, open label, safety and pharmacodynamic multi-center trial in respectable Stage III/IV melanoma patients (NCT04455503), initiated in the third quarter of 2020. Each patient received, upon tumor resection, a unique EVX-02 vaccine designed based on their tumor genomic fingerprint in combination with PD-1 CPI. Each patient was treated with eight doses of EVX-02 at a two-week interval. Anti-PD-1 therapy was administered before, during and after administration of EVX-02 to unleash the potential of the EVX-02-specific T cells to mediate tumor killing.

Data Readout from Our EVX-02 Phase 1/2a Clinical Trial

On April 18, 2023, we presented clinical data from our Phase 1/2a first-in-human study of its DNA- based personalized cancer vaccine, EVX-02 in combination with the checkpoint inhibitor nivolumab. Data were presented in the Late Breaking Research: Clinical Research 2 session at the 2023 AACR (American Association for Cancer Research) annual meeting in Orlando, Florida.

The information shared during the 2023 AACR meeting was initially deemed preliminary since, at the time of presentation, the clinical database had not been locked. Final data cleaning and subsequent database lock on 14th of July 2023 did not result in any modifications to the data presented at the AACR meeting.

The study, in patients with resected melanoma, showed that:

●	All 10 patients who received the full dosing schedule of 8 immunizations with EVX-02 were relapse- free at their last assessment
●	Of these 10 patients, 9 completed the full study and were relapse-free at the 12-month end of study visit. One patient was prematurely terminated due to non-EVX-02 related adverse events (AEs), and was relapse-free at the last visit at 9 months
●	The combination of EVX-02 and nivolumab was well tolerated and only mild EVX-02-associated AEs were observed
●	Robust and long-lasting neoantigen-specific T-cell immune responses were confirmed in all EVX-02 completers
●	The induced T-cell immune responses involved both CD4+ and CD8+ T cells

We believe the data serves as a validation of our PIONEER platform and provide proof of mechanism for our DNA-based approach to personalized cancer therapies.

Our EVX-02 and EVX-03 Pre-Clinical Data

The pharmacological effect of EVX-02 and EVX-03 was addressed in the well-established CT26 syngeneic mouse model of colorectal cancer. As both vaccines are truly personalized and the therapy design is based on each patient’s individual tumor mutational profile, pre-clinical efficacy testing of personalized EVX-02 and EVX-03 therapies is not feasible. Instead, mouse surrogate compounds were designed by PIONEER through identification of CT26 tumor-specific neoantigens.

In several in vivo pharmacology studies, treatment with mouse specific EVX-02 and EVX-03 vaccines, or mEVX-02 and mEVX-03, induced robust, antitumor immunity in the CT26 tumor model (see figure 20A and 22A). Further, detailed complementary ex vivo analyses, unravelling the mEVX-02 and mEVX-03 induced T-cell responses, demonstrated neoantigen-reactive T cells in immunized mice as evidenced by cytokine positive CD4+ and CD8+ T cells (See figure 20B-C and figure 20B-C, respectively).

Figure 20: In vivo pharmacology study testing the antitumor effect of a mouse EVX-02 surrogate compound, mEVX-02. P-values were calculated using unpaired t-test with Welch’s correction. A: P<0.001 (tumor volume AUC of Empty plasmid vs mEVX-02); B: P<0.05 Empty plasmid vs mEVX-02, C: P<0.05 Empty plasmid vs mEVX-02.

As shown in Figure 20 above, groups of BALB/c mice were intramuscular, or IM, administered with 100 μg empty plasmid or mEVX-02 plasmids encoding 13 top ranked PIONEER identified CT26 neoantigens. (n=13-14 in both groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).

In an additional in vivo pharmacology study, co-treatment with a suboptimal mEVX-02 dose and an anti- mouse PD-1, or mPD-1, antibody led to a combinatorial antitumor effect in a syngeneic tumor model illustrated by an increase in time to reach humane endpoints in mEVX-02 + anti-mPD-1 administered mice compared to single compound treatment groups (see figure 21 below).

Figure 21: In vivo tumor study investigating the combinatorial effect of mEVX-02 and anti-mPD-1 antibody. P-values were calculated using log-rank (Mantel-Cox) test P<0.01.

In Figure 21 the time to reach either tumor ulceration or a tumor diameter of more than 12 mm, was increased in CT26 tumor bearing BALB/c mice receiving IM injections of a sub-optimal mEVX-02 dose and intraperitoneal, or IP, injections of 200 μg anti-mPD-1 antibody compared to mEVX-02 and anti-PD-1 monotherapy. The anti-PD-1 antibody treatment was initiated when the tumors reached a mean volume 80-100 mm3 in the groups receiving mEVX-02 treatment. As control for unspecific antibody mediated antitumor effect, parallel isotype control antibody groups were included (n=12-13 in all groups).

Our next-generation DNA vaccine, EVX-03, is, we believe, further optimized by including an APC targeting unit to enhance the antitumor effect. APC-targeting is accomplished by introducing a Chemokine (C-C motif) ligand 19, or CCL19, that selectively engage cell surface receptors on APC populations and additionally directs the neoantigens to the APCs. We believe that this dual mechanism induces an effective and specific immune response.

To address if APC targeting of the neoantigens potentiated the effect of our EVX-03 product candidate, we immunized mice with neoantigen vaccines with and without a targeting unit. Figure 20A below shows that tumor establishment in the majority of mice treated with mouse mEVX-03 was completely prevented compared to mice immunized with a non-APC targeted neoantigen vaccine. Figure 20B below shows that higher levels of neoantigen-reactive T cells were obtained in the mEVX-03 APC targeted group compared to mEVX-03 without an APC targeted unit. Figure 22B and C demonstrate that mEVX-03 induces both a CD4+ and CD8+ neoantigen-specific T-cell response detected by intracellular cytokine staining. We believe that the data clearly demonstrate that the inclusion of the APC targeting unit potentiated the effect of the neoantigen DNA therapy.

Figure 22. In vivo pre-clinical data for EVX-03. A: Antitumor effect of mEVX-03 containing 13 PIONEER predicted neoantigens, P<0.0001 (tumor volume AUC of Untreated vs mEVX-03) and P<0.05 tumor volume AUC of mEVX-03 without targeting unit vs mEVX-03. B-C: mEVX-03 induces neoantigen-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining.

As shown in Figure 22 above, groups of BALB/c mice were intramuscularly, or IM, administered with 5 μg empty plasmid or mEVX-03 plasmids with and without targeting unit (n=13-14 in all groups). The mice were prophylactically immunized once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were recorded three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocytes were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ).

To directly compare the efficacy of mEVX-02 and mEVX-03, we conducted a dose titration study in which mice were immunized with 0.25-5 μg mEVX-02 or mEVX-03. Both DNA therapies reduced the tumor growth dose dependently. With a mEVX-03 dose as low as 0.25 μg, a significant antitumor response was obtained, whereas a dose of 5 μg was required to mediate a similar effect with mEVX-02. The 20-fold difference in pharmacological effective dose of the two DNA therapies and the superior levels of neoantigen- specific T cells induced by EVX-03, clearly substantiate that the addition of the APC targeting unit significantly increases the potency of the DNA therapy.

Figure 23: mEVX-02 A) and mEVX-03 B) dose-dependently inhibited the growth of subcutaneous CT26 tumors. Antitumor of EVX-02 and EVX-03 was obtained at doses as low as 5 and 0.25 μg, respectively.

As shown in Figure 23 above, in BALB/c mice IM administered with either 0.25, 2 or 5 μg mEVX-02 or mEVX-03 encoding 13 PIONEER identified CT26 neoantigens, a clear dose-response effect was obtained (n=13-14 in all groups). BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor cell inoculation and the diameters of the tumors were subsequently recorded three times a week.

To assess if ObsERV identified mouse ERV antigens can induce antitumor effects in preclinical models, mice were prophylactically immunized with a mEVX-03 vaccine containing 13 ERV antigens (mEVX- 03_ERV13_CT26) derived from the CT26 mouse tumor cell line. The immunized mice developed smaller tumor over time compared to mice administered with a plasmid without ERV antigens (mEVX-03 backbone) (see figure 24A and B). Complementary immune analyses demonstrated induction of ERV-reactive CD4+ and CD8+ T cells detected by intracellular cytokine staining (see figure 24C and D). Collectively, these data qualify ERV-derived sequences as relevant tumor vaccine targets.

Figure 24: Pre-clinical data for mEVX-03 containing ObsERV™ identified ERV antigens (mEVX- 03_ERV_CT26). A-B: Antitumor effect of mEVX-03 with ERV antigens, ** p<0.005, Kruskal-Wallis analysis (tumor volume AUC of mEVX-03 backbone vs mEVX-03_ERV13_CT26). C-D: mEVX-03 induces ERV- reactive CD8+ and CD4+ T cells detected by intracellular cytokine staining.

As shown in Figure 24 above, in BALB/c mice immunized IM with 25 μg mEVX-03 containing 13 ERV antigens (mEVX-03_ERV13_CT26) a clear tumor growth delay was observed compared to mice administered with a plasmid without ERV antigens (mEVX-03 backbone) (n=12 in both groups). BALB/c mice were prophylactically treated once a week starting two weeks prior to CT26 tumor inoculation, and the tumor diameters were subsequently measured three times a week. Splenocytes from immunized mice were collected at endpoint and restimulated with vaccine relevant peptides for 10 hours. Subsequently the splenocyte were stained with antibodies for detection of intracellular cytokines (IFNɣ and TNFɑ). (n = 2 technical replicates from a pool of splenocytes from 5 mice per group). Group mean was ± SD.

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

We believe that the comprehensive in vivo pharmacology data package provides clear evidence of complete mEVX-02 and mEVX-03 induced antitumor responses accompanied by induction of reactive CD4+ and CD8+ T cells. Moreover, a beneficial effect was obtained in mice by combining our DNA therapy with CPI treatment, holding great promise for a combination therapy approach in humans. We further believe that our EVX-03 pre-clinical data demonstrates that adding an APC-targeting unit leads to high levels of neoantigen-reactive T cells and significant tumor reduction even at very low doses.

Manufacturing

The production process of a personalized drug consists of multiple steps. For our EVX-02 drug product, DNA plasmids are designed to encode 13 PIONEER identified neoantigens. We have established a manufacturing process with a number of different contract development and manufacturing organizations, or CDMOs, and the entire process from the time of patient biopsy to the time of treatment takes approximately 10 to 12 weeks. With the release of our final batch for EVX-02, we have confirmed our manufacturing process, which we believe will allow us to progress our DNA-based cancer vaccine programs into larger global trials to explore the clinical benefits of the compounds further.

Our EVX-03 Clinical Development Plans

Based on the readout from our Phase 1/2a EVX-02 study demonstrating a favorable safety profile, induction of a robust and long-lasting CD4+ and CD8+ specific T-cell responses as well as a favorable clinical outcome in all patients, we believe we have validated our PIONEER™ AI model, DNA technology and manufacturing process of the DNA therapy. Our next-generation DNA vaccine, EVX-03, is further optimized by including an APC targeting unit thereby leading to improved anti-tumor effect in pre-clinical models. Collectively, we believe these data constitute an attractive out-licensing package for potential partners, supporting progression into a first-in human Phase 1 clinical trial to assess the safety, tolerability and pharmacodynamic effect of EVX-03.

AI-DeeP™, Our Proprietary Immuno-Oncology AI Model for Prediction of Drug Response

We have developed AI-DeeP™, an AI drug response prediction model, that is based on genomic signatures in the tumor microenvironment, neoantigen and ERV burden and seeks to identify patients who may or may not benefit from cancer immunotherapies.

As shown in Figure 26 below, we believe AI-DeeP™ identifies patients responding to therapy with high precision from the immunogenomic signatures alone.

Figure 26: Prediction of patient response to immunotherapy from immunogenomic profiles in baseline tumor biopsy. At enrollment to the Phase 1/2a EVX-01 clinical trial, tumor biopsies were collected from malignant melanoma patients. Immunogenetic profiling was performed on the tumor biopsies using RNA sequencing. Leave- one-patient-out analysis demonstrated that patient outcomes can be successfully predicted on the 18 patients in the EVX-01 clinical trial. The prediction of patient outcome was found statistically significant (p=0.01) using the permutation test.

We further developed AI-DeeP by including additional genomic signatures as well as neoantigen and ERV burden. We developed a training dataset of 937 patients treated with CPI and used this dataset for model training. When applied to genomic data from CPI treated cancer patients not included in the training dataset, AI-DeeP™ outperforms stratification of patients by classical biomarkers; ‘TMB & PD-L1’ (see figure 26). For the three CPI treated cohorts, we can identify 10-30% of the non-responding patients with (progressive disease) with 95% precision versus 70-80% precision with classical biomarkers. Hence, AI- DeeP™ predicts progressive disease patients with high precision thus effectively identifying patients that will not benefit from CPI treatment. We believe this AI model can decrease clinical development risk and increase patient and payer benefit through patient stratification based on predicted likelihood of response to immunotherapy. We continue to generate and acquire data to further develop, validate and increase sensitivity and precision of AI-DeeP™.

Figure 27: Prediction of patient response to immunotherapy from genomic profiles, neoantigen and ERV antigen signatures in baseline tumor biopsy. Genomic data of baseline biopsies from 937 CPI treated cancer patients were curated from 14 studies and divided in 3 cohorts. AI-DeeP™ (blue line) predicts a subset of progressive disease patients with high precision. In the anti-PD1 & anti-CTLA4 treated cohort, AI-DeeP™ can identify 10% of the non-responding patients with 95% precision, versus with classical biomarkers (‘TMB & PD- L1’, red line) with 70% precision. In the anti-PD1 treated cohort, AI-DeeP™ can identify 25% of the non- responding patients with 95% precision, versus with classical biomarkers with 80% precision. In the anti- CTLA4 treated cohort, AI-DeeP™ can identify 30% of the non-responding patients with 95% precision, versus with classical biomarkers with 70% precision.

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

The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a cellular immune response (T-cell response). Antibodies can have different functions, but in general they either lead to neutralization of the pathogen (blocking function of important surface molecules or toxins), opsonization (antibodies bind to pathogen surface and flag them for phagocytosis and killing by immune cells) or complement activation (bound antibodies trigger a cascade of proteins that bind to the pathogen and form a pore that eventually lyses the bacteria or enhances opsonization further). On the other hand, the cellular immune response involves cell-mediated cytotoxicity (killing of infected cells), release of cytokines and chemokines as well as phagocytosis (pathogens are taken up and neutralized by macrophages).

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

EDEN™ — Our AI model for the Discovery and Design of Novel Prophylactic B-cell antigen Vaccines for Infectious Diseases

Overview

We believe that our AI model EDEN™, can rapidly identify novel, highly protective antigens for the use in pathogen-specific prophylactic vaccines against drug-resistant bacteria. Within EDEN™, our proprietary algorithms allow us to predict and identify those antigens that we believe will trigger a robust, protective immune response against almost any pathogen.

The core of our EDEN™ technology is a proprietary machine learning ensemble of artificial neural networks trained using a feed-forward backpropagation approach to interpret immunological-relevant information in relation to infectious disease antigens that incur protection in a vaccine setting. EDEN™ has been trained on our own curated data set derived by trawling through publicly available patents and publications reported to identify truly protective and non-protective antigens tested in clinical and pre- clinical settings. The input to the artificial neural network ensemble is a feature transformation of the protein data set, in which several global and sequence-resolved properties are extracted. These structural and functional features have been selected for their relevance in protein chemistry, immunology and protein structure and ability to guide the network in discriminating protective versus non-protective antigens.

Figure 28: EDEN™ is a self-taught AI model that provides important insight into what makes antigens elicit a protective immune response. EDEN™ identifies novel protective proteins by recognizing abstract features shared with known highly protective proteins.

We believe our approach can be used to target almost any bacterial infection and rapidly enable the discovery and development of vaccine product candidates. We have applied EDEN™ to seven bacterial pathogens to test its predictive power. For each pathogen, EDEN™ identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens. Within these studies, where vaccine formulations were distinguished by variations in EDEN™ scores, we demonstrated the precision of EDEN™. This precision is evident through the correlation observed between EDEN™ prediction scores and the level of protection in pre-clinical infection models. Notably, EDEN™ outperforms reverse vaccinology (RV) by not only identifying the same bacterial vaccine antigens as RV but also uncovering numerous additional potential vaccine antigens that RV has overlooked, all through computation. By employing proteome-wide AI predictions, this tool not only identifies protective proteins but also predicts the level of protection each protein offers. We intend to develop a broad pipeline of vaccine product candidates using this AI model. EVX-B1, our vaccine candidate for the prevention of S. aureus, has completed pre-clinical development and is ready for out-licensing. We are currently focused on the development of EVX-B2/EVX-B2-mRNA, our vaccine candidate for the prevention of N. gonorrhoeae infections, and EVX-B3, a vaccine against an undisclosed bacterial pathogen with a high medical need where no vaccine is currently available. Furthermore, we believe EDEN™ is applicable in virus vaccine development, hence is applied in the development of a virus vaccine EVX-V1 against cytomegalovirus (CMV). We develop our vaccine candidates through pre-clinical development with the ambition to enter co-development or out-licensing partnerships prior to clinical development. EVX-B2- mRNA, EVX-B3 and EVX-V1 are being co-developed with the pharmaceutical company Afrigen Biologics, with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) and the company Expres2ion Biotechnologies, respectively.

Figure 29: Our approach to bacterial vaccine discovery and design. To identify novel, broadly protective antigens for bacterial vaccines, EDEN™ utilizes proteomes from clinically relevant bacterial strains as input. EDEN™ then identifies unique feature combinations and ranks all proteins according to their predicted probability of eliciting a protective immune response. The EDEN™ output is a ranked list of protective antigens, of which the highest ranking are selected, and constructs are designed and produced. Verification of protection and immunogenicity is conducted with pre-clinical models and assays, and if needed, further optimization steps follow, to finally derive at a CMC ready, potent product candidate.

Key Advantages of our EDEN™ Model

We believe that our AI-based vaccine discovery and design approach for bacterial diseases has several advantages over more traditional approaches, including:

●	Ability to Predict Protective Vaccine Antigens: The ability of EDEN™ to predict protective vaccine antigens has been shown in pre-clinical models. Once clinically validated, we believe our approach may have the ability to improve on the attrition rates for new vaccine product candidates.
●	Identification of Novel and Unbiased Targets: EDEN™ has been trained to identify the underlying feature patterns (e.g. structural or immunological elements) that we believe are important for protection to enable discovery of novel and unbiased targets that are not necessarily homologous to existing products. Traditional reverse vaccinology, or RV, relies heavily on sequence homology (proteins identical to previously tested antigens) in antigen identification.
●	Data Driven Precision: With carefully curated data, we believe EDEN™ has learned to filter away irrelevant proteins, narrowing the field of candidates substantially from thousands to a few dozen proteins, reducing the burden on pre-clinical development.
●	Ability to Provide Broad Protection: The rapid “evolution” of the genome that can occur in some bacterial pathogens makes it difficult to capture all pathogen strains by a single vaccine. EDEN™ is capable of leveraging genomic sequencing data to find important targets or domains that are present in the majority of clinical strains. By combining the correct antigens, we believe that most, if not all, relevant strains can be covered.
●	Speed: Traditionally, developing and verifying the safety and efficacy of a novel vaccine takes between 10 to 15 years, often resulting in a new vaccine arriving too late on the market to influence the spread of infections to the general population. We believe that EDEN™ is capable of identifying vaccine antigens in a matter of weeks instead of years thus potentially lowering the overall development time significantly.

We are continuously improving our EDEN™ model to ensure it remains state-of-the-art and incorporates multiple aspects of vaccine development from discovery to clinical testing. We explore among other improvements, incorporation of new translational features and data into EDEN™, novel machine learning architectures such as deep learning and probabilistic programming to enhance protein structure and function prediction, generation of novel high-throughput data to be incorporated into our AI technology for assessment of solubility and CMC-readiness and methods for determining broadness of protection across strains. By continuous improvement in all aspects of vaccine development, we believe the EDEN™ model will continue to produce potent vaccine product candidates with minimal testing required before entering clinical development.

EDEN™ Prospective In Vivo PoC Showing Remarkable Predictive Precision

To obtain initial in vivo PoC, EDEN™ was applied to seven bacterial pathogens reported to exhibit resistance to standard antibiotics, identifying both novel and known antigens. For each pathogen, EDEN™ identified vaccine antigens were expressed as proteins and their protective ability tested in pre-clinical infection models. IP rights have been filed for all identified targets conferring significant protection. See table below for overview:

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

In the protective PoC studies, where vaccine formulations could be distinguished by variations in EDEN™ scores, the results are depicted in Figure 30 below. This illustration demonstrates the precision of EDEN™, showing that the EDEN™ prediction score correlates with the level of protection in pre-clinical infection models. There exists a significant correlation between the protein-specific EDEN™ prediction score and the actual in vivo and in vitro protection in mice across four bacteria, encompassing gram- positive and gram-negative strains. This correlation strongly supports the notion that the top EDEN™ antigens are indeed the most optimal B-cell antigens for use in a given bacterial vaccine. This discovery holds promise for reducing risk and cost in the development of infectious disease vaccines.

Figure 30: Correlation between EDEN prediction and protection. The EDEN™ score shows a strong correlation with both the in vivo and in vitro efficacy of vaccine targets. This correlation is evident in various instances, such as the EDEN™ score’s association with increased in vivo bacterial clearance across multiple N. gonorrhea strains in a vaginal colonization model, as well as its correlation with in vitro bacteria killing. Furthermore, the EDEN™ score demonstrates a correlation with a reduced p-value for in vivo survival in challenge models involving S. aureus, A. baumannii, and K. pneumoniae, signifying increased survival.

EDEN™ Retrospective Proof of Concept

Our retrospective Proof of Concept of EDEN™ utilized a published reverse vaccinology (RV) study. Figure 31 below demonstrates EDEN™ model’s superior computational approach, not only identifying the same bacterial vaccine antigens as RV but also uncovering numerous additional potential antigens overlooked by RV. Specifically, EDEN swiftly analyzed the S. pyogenes proteome, identifying all six highly protective antigens within days, a process that took years using RV. Additionally, EDEN uncovered the ‘M protein’ and 15 novel potential vaccine antigens among its top-ranked proteins, overlooked by RV. We believe this discovery approach promises cost-effective infectious disease vaccine development, surpassing RV by revealing known and overlooked antigens solely through computational methods.

Figure 31: EDEN™ outperform Reverse Vaccinology. The Group A Streptococcus (GAS) proteome, consisting of approximately 1700 proteins, underwent EDEN™ processing. Within days of computational processing, EDEN™ ranked the proteome proteins based on the probability of being optimal vaccine antigens. Among the top 30 EDEN™ ranked proteins were the same six best-performing antigens identified by reverse vaccinology, along with the well-known highly protective M protein and 15 novel antigens.

Our EVX-B1 Product Candidate

Overview

Our EVX-B1 product candidate is a multi-component subunit prophylactic vaccine, initially being developed for the prevention of SSTI in patients undergoing elective hernia surgery. EVX-B1 includes two proprietary and protective antigens identified by EDEN™ in combination with two known toxins that play a key role in S. aureus pathogenesis formulated together with an adjuvant, CAF01. EVX-B1 is intended to be administered prior to surgery. Upon administration to the patient, we believe that EVX-B1 will significantly reduce S. aureus related SSTI.

EVX-B1 has completed pre-clinical development. We intend to partner EVX-B1 prior to start of manufacturing and clinical assessment.

Previous attempts to design vaccines to combat S. aureus have not been successful. We believe EVX-B1 is a highly competitive vaccine capable of out-performing other programs in clinical development as it has been designed to:

●	Include Novel Antigens with High Protection Abilities. Our proprietary AI model EDEN™ has identified several novel vaccine antigens and of these, two have been selected based on protection levels observed in different pre-clinical animal models such as sepsis and skin abscess, and when using multiple challenge strains.
●	Induce Broad and Effective Protection: By including antigens widely present and highly conserved among multiple clinically relevant strains, the vaccine will have a broad coverage and effectively address the medical need.
●	Include Multiple Antigens: By including multiple antigens with conserved B- and T-cell epitopes, the infecting bacteria is attacked from several angles and critical functions needed for bacterial pathogenicity, persistence and growth are targeted.
●	Target Critical Toxins: To increase protection even further, EVX-B1 includes a proprietary designed toxoid fusion protein targeting two critical toxins released by the bacteria during infection.
●	Include a Potent Adjuvant: By including the liposomal adjuvant CAF01, driving a balanced Th1 and Th17 type of immune response, we believe the vaccine induces the most optimal response needed to combat the pathogen.

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

Our EVX-B1 Pre-Clinical Data

EVX-B1 is a multicomponent vaccine, consisting of three components to derive a strong vaccine candidate:

●	Novel, EDEN™-identified vaccine antigens evaluated in pre-clinical protection and challenge studies and with critical functions.
●	Uniquely designed toxoids selected from a long list of relevant toxins and pre-clinically evaluated as single proteins and fusion protein constructs.
●	Adjuvant selected based on pre-clinical tests and optimal profile for clinical indication.

Each component has been carefully tested and evaluated pre-clinically as outlined in Figure 29 below.

Figure 32: Multicomponent approach to the development of EVX-B1.

Evaluation and Selection of Vaccine Antigens

We applied EDEN™ to the proteome of S. aureus to predict the antigens most likely to induce protective immunity. Forty-four (44) novel vaccine antigens were identified, expressed as recombinant proteins and assessed for protection in a S. aureus mouse sepsis model. Of these, 13 antigens demonstrated consistent high and significant protection in this model. The protection data is summarized in the table below:

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

Our EVX-B1 Product Candidate

EVX-B1 will include two EDEN™ predicted antigens as one fusion protein (EDEN-Fusion-1), two toxins as one toxoid fusion protein (Hla-LukE). EVX-B1 will therefore comprise a total of four antigens expressed as two fusion protein constructs and formulated with CAF01. All protein constructs are engineered to be proprietary to Evaxion.

Pre-clinical data testing our EVX-B1 product demonstrated highly significant levels of protection in two different challenge models (Figure 33 and 34) and high IgG titers (Figure 35), suggesting good overall immunogenicity.

Figure 33: Assessing protection of EVX-B1 in a mouse sepsis model. Survival proportions of mice having received EVX-B1 product or PBS was followed for 7 days post infection (p.i.). Statistical analysis was performed using Log-rank Mantel-Cox test (p-value <0.0001****).

Figure 33 above shows that EVX-B1 is inducing 79% protection compared to control (PBS) in a mouse sepsis model using S. aureus USA300 for challenge.

Figure 34: Assessing protection of EVX-B1 in a mouse skin infection model. Abscess sizes are presented as area under the curve (AUC) for individual mice and mean with standard deviation. Statistical significance was calculated with Mann-Whitney test (p-value <0.0001****).

Figure 34 above shows that EVX-B1 is inducing highly significant protection compared to control (PBS) in an abscess mouse model of infection using S. aureus USA300 for challenge.

Figure 35: IgG titers. Mice were immunized with EVX-B1. IgG titers are shown as half-max titers for individual mice, groups median values and 95% confidence interwall are shown.

In order to study the immune response following immunization, IgG titers were investigated. Figure 35 above shows that the EVX-B1 product induce high IgG titers specific for both of the two fusion protein constructs, EDEN-Fusion-1 and Hla-LukE, and holds promise for continued development.

Figure 36: EVX-B1 prevents both disease and infection. EVX-B1 immunized mice having survived a lethal challenge with S. aureus USA300 have also cleared the infection from internal organs (kidneys) 30 days after infection. This is not observed for mice having received only the adjuvant CAF01. This demonstrates that EVX-B1 not only prevents disease but also prevents infection. Bacterial numbers as colony forming units (CFU) in individual kidneys from mice are shown.

To study if EVX-B1 can not only prevent disease but also prevent infection, we challenged CAF01 and EVX-B1 immunized mice with S. aureus USA300 in a sepsis model. Surviving mice were left for 30 days before they were sacrificed, and several organs tested for presence of S. aureus bacteria. None of the organs collected (kidneys, heart and spleens) from EVX-B1 immunized mice (5 mice) showed any presence of bacteria, suggesting that EVX-B1 not only prevents disease but also prevents infection (See figure 36). In contrast three of five mice having received only the adjuvant CAF01 showed high numbers of bacteria in organs. We believe this important data holds much promise for the future EVX-B1 product.

Our EVX-B1 Development Plan

We believe the pre-clinical data package demonstrates that our EDEN™ platform is capable of identifying highly protective antigens based on the bacterium proteome. A finding we believe holds true for multiple bacteria with diverse pathogenicity, emphasizing the broad usability of the AI model.

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

Additionally, the EVX-B2 vaccine candidate is currently being evaluated for suitability in DNA and mRNA vaccine delivery platforms. In September 2022, together with UMass Chan Medical School, we received a grant from the NIH to support this strategy and the further development of our EVX-B2 vaccine candidate. Furthermore, in September 2023, we initiated a collaboration with Afrigen Biologics with the goal of developing an mRNA - based gonorrhea vaccine for low - and middle - income countries, or LMICs. The mRNA vaccine will be based on the same EDEN™ discovered antigens having demonstrated high levels of protection in preclinical studies. This partnership will explore the expression and biological activity of the antigens in mRNA format. Following the validation phase, Evaxion and Afrigen Biologics will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners.

Addressable Market for EVX-B2

Identified by the CDC as one of the five most urgent antibiotic resistance threats, gonorrhea can result in ectopic pregnancy, infertility, newborn blindness and life-threatening sepsis. Each year, more than 80 million global cases of gonorrhea infections show resistance to at least one of the commonly used antibiotics. As one of the world’s most urgent antibiotic-resistance threats with no vaccine available, we believe that the development of a safe and efficacious gonorrhea vaccine is critical, fills a major unmet medical need and addresses a global public health concern.

Evaluation and Selection of Vaccine Antigens

EVX-B2 was developed using our, proprietary AI model EDEN™ for B-cell antigen discovery, to identify novel and, we believe, highly efficacious B-cell antigen vaccine targets. Ten proteomes of N. gonorrhoeae were processed through EDEN™. The strains were selected to represent the N. gonorrhoeae phylogenetic landscape and include several different antibiotic resistance profiles. EDEN™ identified several N. gonorrhoeae vaccine antigens.

Out of the 30 top-ranking antigens identified by EDEN™, 26 were successfully expressed and purified as recombinant proteins and tested for their protection and immunogenicity in mice in collaboration with UMass Chan Medical School. The proteins were tested in 11 combinations each comprising two to three antigens formulated together with the adjuvant Glucopyranosyl Lipid A Stable oil-in-water Emulsion, or GLA-SE. Further, the ability of immune sera to neutralize different N. gonorrhoeae strains in a bactericidal assay was studied. The data demonstrated a total of 11 antigens that showed significant protection in a mouse vaginal colonization model and induced immune sera with demonstrated bactericidal activity against at least two N. gonorrhoeae strains. One combination with two EDEN™ identified antigens (NGO0265 and NGO1549) induced immune sera capable of killing all four tested N. gonorrhoeae strains and showed protection against a highly antibiotic resistant challenge strain in mice. Based on these promising results, NGO0265 and NGO1549 were selected for further evaluation as vaccine antigens.

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

GLA-SE is a synthetic analog of Monophosphoryl Lipid A (MPL). GLA-SE has been included in multiple vaccine formulations and the adjuvant has been confirmed to have a favorable immunogenicity and safety profile. The adjuvant induces a Th1 skewed immune response.

Fusion Protein Generation and Pre-Clinical Development

To reduce the number of proteins required for vaccine production and thereby the associated costs, a fusion protein construct combining the two lead antigen candidates, NGO0265 and NGO1549, was produced. The EVX-B2 formulation (see figure 37), consisting of the fusion protein together with the adjuvant GLA-SE was tested for protection in the vaginal colonization model.

Figure 37. EVX-B2 is composed of a fusion protein of NGO0265 and NGO1549 formulated with adjuvant GLA-SE.

Immunization with EVX-B2 enhanced the bacterial clearance rate with a strong reduction of bacterial burden from three days and complete bacterial clearance seven days after challenge compared to adjuvant controls where infection was still detectable 10 days after challenge (Figure 38).

Figure 38. EVX-B2 induce significant protection against challenge in a N. gonorrhoeae vaginal colonization model. Mice received three immunizations and were challenged intravaginally two weeks after the last booster. Vaginal bacterial burden was measured daily to determine bacterial clearance rate. Statistical significance was calculated with Kruskal-Wallis test (Dunn’s multiple comparison test) (p-value = 0.0029**).

We have also tested the antigen’s protective capacity when given individually to mice in a vaginal colonization model. In Figure 39 below, mice were immunized with NGO0265, NGO1549, the combination of both proteins or the EVX-B2 product candidate, including the fusion protein. Mice were challenged with N. gonorrhoeae, and the number of bacteria was followed over time. Both proteins individually induced protection compared to the control group, having received only adjuvant GLA-SE. The protection was even enhanced for the fusion protein, which is included in the EVX-B2 product candidate.

Figure 39. Both antigens used in the product candidate induce protection, which was enhanced when the antigens were fused together, as was the case in EVX-B2. Female BALB/c mice were immunized with three intramuscular injections of NGO0265, NGO1549, both proteins combined, or EVX-B2 including the fusion protein, using a 3-week schedule. Mice were challenged intravaginally with N. gonorrhoeae and the bacterial burden in vaginal swabs was monitored for 8 days. Bacterial clearance was determined as log10 colony forming units (CFU) detected over time and the resulting area under the curve (AUC) was calculated. Statistical significance was calculated with Kruskal-Wallis test (p-value <0.01**, p-value <0.001***)

EVX-B2 was also shown to be highly immunogenic in mice, inducing fusion-protein specific antibody responses already after one dose (Figure 39). This antibody response is further increased with subsequent second and third immunization doses (see figure 39).

Figure 40. EVX-B2 demonstrates high level of immunogenicity as specific antibodies can be detected already after one immunization. Furthermore, a significant booster effect after the second and the third immunization can be detected. The bars represent median values of OD405 nm measured with a 1/100 sera dilution.

The EVX-B2 formulation has also been shown to induce a strong cellular immune response. Antigen- specific IFNɣ T-cell responses against both antigen candidates (NGO0265 and NGO1549) were induced in mice immunized with EVX-B2 (see figure 41). Also, three immunizations with the vaccine candidate

EVX-B2 (CHIM_0265_1549 formulated in GLA-SE) raised a higher IFNɣ T-cell response than immunization with a combination of individual NGO0265 and NGO1549 formulated with GLA-SE. We believe these data are very promising as they suggest that a strong Th1 type of immune response is induced following immunization with EVX-B2.

Figure 41. Female BALB/c mice were administered three intramuscular immunizations with either a combination of NGO0265 and NGO1549 or EVX-B2 (CHIM_0265_1549) using a 3-week schedule. Both formulations included adjuvant GLA-SE. Spleens were collected two weeks after the last immunization, and splenocytes were restimulated with full-length protein as indicated on the x-axis (NGO0265, NGO1549, or CHIM_0265_1549). Antigen-specific IFNɣ T-cell responses against both antigen candidates (NGO0265 and NGO1549) were induced by EVX-B2 (CHIM_0265_1549). Furthermore, three immunizations with EVX-B2 raised a higher IFNɣ T-cell response than immunization with a combination of NGO0265 and NGO1549.

Furthermore, the EVX-B2 induced antibody response demonstrated a high level of bacterial killing activity against a large number of clinically relevant N. gonorrhoeae isolates. As shown in Figure 42, all 50 (100%) different N. gonorrhoeae strains tested were efficiently killed by EVX-B2 immune sera, using either 20% or 40% immune serum. We therefore believe the vaccine has the potential to present protection against a majority of global N. gonorrhoeae strains.

Figure 42. EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing recognized as efficacy. Two different immune serum concentrations were used, 20% and 40%, together with 20% normal human serum as a source of complement and bacterial survival was assessed after 30 min.

We believe the pre-clinical and bactericidal data generated to date holds great promise for future vaccine development and the population at risk.

Our EVX-B3 Product Candidate

We have expanded Evaxion’s preclinical bacterial vaccine pipeline through a new collaboration with a leading pharmaceutical company. The EVX-B3 project is a collaboration with a company that has strong scientific alignment and complementary skill sets and capabilities. EVX-B3 is a vaccine discovery project addressing a serious global medical issue by targeting a pathogen associated with repeated infections, increasing incidence, and often serious medical complications for which no vaccines are currently available. Evaxion’s proprietary AI-Immunology™ platform, with the EDEN™ and the RAVEN™ models, will be utilized for the rapid design of a completely novel vaccine candidate capable of eliciting both a strong humoral (antibody) and cellular (T cell) immune response to the bacterial pathogen.

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

The adaptive immune response following vaccination protects the body from infections by mounting a specific antibody-mediated immune response (B-cell response) and/or a cellular immune response (T-cell response). Antibodies can have different functions, but key to protect against a viral disease is their ability to bind to surface molecules and thereby prevent function or virus uptake by the target cell, while the key cellular immune response involves cell-mediated cytotoxicity (killing of infected cells).

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

Our approach to viral vaccine design is an unbiased and fully AI-based target discovery approach, which traditionally, to a large extent, has been a manual process. In addition, while many licensed viral vaccines in the past have been focused on generation of a neutralizing antibody (B-cell) response, our AI model RAVEN™ allows integration of a T-cell component in the vaccine design. We believe our approach will help combat some of the historic challenges with viral vaccines, most recently observed in relation to vaccines developed to protect against the SARS-CoV-2 pandemic, including durability and breadth of response.

RAVEN™ — Our AI Model for the Discovery and Design of Novel Prophylactic Vaccines for Infectious Diseases

Overview

RAVEN™ is our AI-Immunology™ model that rapidly identifies T-cell antigens in infectious virus and bacteria for the use in pathogen-specific prophylactic vaccines. RAVEN™ combines essential AI modules from our PIONEER™ model to discover novel T-cell antigens. The RAVEN™ model synergizes with EDEN™ as RAVEN™ identified T-cell antigens can be used either as a stand-alone or incorporated into known or novel EDEN™ identified B-cell antigens. To construct a combined T- and B-cell antigen vaccine, we have generated a range of novel structural design tools, which graft T-cell epitopes into the B-cell antigens while maintaining the overall structural integrity of the B-cell antigen essential for eliciting the humoral response. We believe that a vaccine comprising both RAVEN™ and EDEN™ identified antigens, separately or in one integrated antigen, will elicit both a humoral/antibody response and cytotoxic T-cell responses, which may result in highly efficacious and broadly protective vaccines through robust memory T-cell populations.

The ability of RAVEN™ to include T-cell epitopes in the vaccine design serves multiple purposes, both in the cellular response as cytotoxic T cells clearing pathogen-infected cells from the body and helper T-cells boosting both the cellular and humoral responses. The high-throughput nature of the RAVEN™ model enables rapid identification of vaccine antigens for any viral or bacterial pathogen.

Figure 43: RAVEN™ workflow with EDEN™ integration.

The input to RAVEN™ is genomic and proteomic data from any pathogen target as well as MHC data on the indented human population. The cross-protective B-cell antigens are identified either from literature, if known, or by our EDEN™ model. In order to predict the protective B-cell antigenicity of a given full length protein sequence, the models receive the proteome of a given pathogen as input and generate an output list ranking the proteins based on prediction scores (see above). The models leverage genomic sequencing data to find important targets or domains that are present in the majority of clinical strains for a given pathogen in order to capture a majority of pathogen strains by a single vaccine. Proteins are ranked by predicting B-cell antigen protection level by calculating an antigen prediction score ranging from 1 to 0, where 1 is highest predicted level of protection and 0 is the lowest. Adaptation of the EDEN™ approach have been successfully applied to several viral targets where verified antigens rank high.

The protective T-cell epitopes are identified using a proprietary model composed of several computational features which identifies peptides presented on MHC class I and II molecules on the surface of cells, a model adapted from our PIONEER™ model. The model is a transformer-based neural network with seven million parameters, trained using a conditional generative adversarial network approach. A second model is subsequently applied to down select the full pool of T-cell epitopes to a set of peptides containing epitopes covering a target human population defined by MHC allele distribution, anywhere from a single individual to a world-wide population and a virus population defined by the genomes of the desired virus population. The algorithm is adjustable and can be used to ensure the broadest possible response across human tissue types (MHC-I and -II alleles) and entire virus species, or alternatively to target specific human populations and/or selected viral strains in outbreaks.

The identified B- and T-cell antigens can be administered as individual components or combined. A third ensemble of RAVEN™ is further capable of examining the B-cell antigen structure and identify sites where the T-cell epitopes can be grafted into the protein thus preserving the B-cell mediated antibody generation whilst also eliciting a T-cell response. We expect that such T-cell epitope enrichment of the B-cell antigen will increase B-cell activation, resulting in increased breadth, avidity, magnitude and duration of the generated antibody response or can be designed to elicit a broadly protective cytotoxic T-cell response alongside the antibody response.

These identified antigens can be administered by any established vaccine delivery technology such as protein, DNA or mRNA

Key Advantages of our RAVEN™ Model

We believe, the combination of EDEN™ and RAVEN™ models results in several unique features of a vaccine design:

●	Promiscuous T-cell Epitopes: The AI modules of our RAVEN™ model enable the identification and combination of T-cell epitopes that cover the immunological diversity of the human populations (HLA type).
●	Multiple Hits on Target: By combining multiple potent epitopes in one vaccine, we believe different T cells will be able to target the infected cells, avoiding antigenic drift and curtail spread of the infection more effectively.
●	Potential Coverage of Entire Viral Cycle: By selecting epitopes from multiple proteins in the viral genome, vaccine generated T cells may be able to kill infected cells at selected stages of the viral replication cycle.
●	Mutation Proof: Combining multiple epitopes ensures covering of several variants of a strain, hence new mutations are likely to have little effect on the vaccine efficacy.
●	Neutralizing Focused: Design of minimal constructs from viral fusogens for the generation of neutralizing antibodies.
●	Cross-reactive Antibodies: The RAVEN™ and EDEN™ viral fusion protein antigen is designed using information from all available variants of the target strain to ensure that the generated antibodies offer cross-reactive neutralization.
●	Broadly Applicable: The RAVEN™ model can be applied to any known pathogen and is delivery platform agnostic.

Early Pre-clinical PoC for RAVEN™

We have already demonstrated the predictive capabilities of our AI model PIONEER™ and EDEN™ to identify T- and B-cell antigens, respectively. We have further demonstrated that when integrated into RAVEN, T-cell epitope prediction capabilities are maintained. In an in vivo study with 17 T-cell epitopes identified by RAVEN™ across the entire SARS-CoV-2 genome, we found that 15 of the 17 (88%) epitopes induced T-cell activation and provided significant protection against lethal SARS-CoV-2 challenge in a K18- hACE2 mouse model (Figure 44).

Figure 44. 17 RAVEN™ predicted T-cell epitopes from SARS-CoV-2 ORF1a/b, ORF3a, ORF6, ORF8, S, M, and N was incorporated into a plasmid DNA delivery platform containing an antigen-presenting cell targeting unit (APCt), a dimerization domain and the 17 T-cell epitopes. To evaluate immunogenicity and protection, mice were immunized intramuscularly five times with one-week intervals with 25 ug plasmid DNA expressing the RAVEN™ predicted SARS-CoV-2 T-cell epitopes as ‘beads-on-a-string’. Figure 41A: Splenocytes from female C57BL/6 mice (n=2) immunized with the plasmid showed IFN-ɣ response against 15 of the 17 included epitopes upon restimulation. Figure 41B: K18-hACE2 transgenic mice, carrying the human ACE2 receptor immunized with our RAVEN™ predicted SARS-CoV-2 T-cell vaccine, were protected against lethal infection of SARS-CoV-2 (WA1/USA 2020) compared to APCt-Mock DNA immunized mice (n=8).

We have further demonstrated that our approach to T-cell epitope enrichment using CD4+ T-cell epitope engraftment of hemagglutinin using hemagglutinin genetic information from >26.000 influenza species results in an improved antibody response in a pre-clinical study. Hemagglutinin is a viral fusion protein located on the surface of the influenza virus where it facilitates cellular entry, serving the same purpose as the spike protein in coronaviruses and its neutralization is therefore key in the development of an effective vaccine. As seen in Figure 45 below, the antibody response towards the enriched hemagglutinin was significantly enhanced, evidenced by a 5-10-fold better neutralization compared to non-enriched hemagglutinin.

Figure 45. Six Influenza CD4+ T-cell epitopes were integrated into a hemagglutinin antigen. Subsequent immunization with the supercharged hemagglutinin antigen induced higher antigen-specific antibody titers compared to the standard antigen.

Our first viral candidate, EVX-V1, entered our pipeline in 2022. Once we achieve PoC on our RAVEN™ model, we plan to target other viruses that display seasonal recurrence and/or pandemic potential or general medical need, either through co-development or other partnership arrangements.

Our EVX-V1 Product Candidate

In December 2022, we announced our first viral target, Cytomegalovirus (CMV), against which we will use our RAVEN™ and EDEN™ AI models to identify promising vaccine targets. Our EVX-V1 vaccine candidate will be developed in collaboration with ExpreS2ion Biotechnologies, or ExpreS2ion.

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

During the discovery phase of the collaboration, we utilized both EDEN™ and RAVEN™ models to find the most optimal vaccine candidate eliciting both a potent antibody and cellular response. By using EDEN™, we were able to identify novel B-cell antigens not pursued by other competing programs. We believe that including novel EDEN™ antigens and RAVEN™ T-cell epitopes in the final vaccine is a differentiator for us and a critical competitive edge. The CMV vaccine field has long focused on the same few antigens, yet without being able to develop a successful vaccine.

The antigen constructs derived from our AI platform will be produced by ExpreS2ion using their proprietary ExpreS2 platform, a protein expression system utilizing fruit fly cells, and subsequently process through our pre-clinical models. We believe this partnership has the potential to deliver a truly differentiated, highly immunogenic vaccine for protection against CMV infections.

The project has completed the vaccine discovery activities using the EDEN™ model. Fifteen (15) potential targets were identified, and a detailed assessment resulted in a final selection of 10 new targets to investigate further. The antigens are present and well-conserved across multiple globally collected clinical isolates. The 10 new vaccine targets have been the basis for vaccine antigen design activities and are now being expressed using the ExpreS2 platform. We believe the new EDEN™ antigens, together with RAVEN- identified T-cell epitopes, constitute a new and promising strategy to pursue in the development of a much- needed CMV vaccine.

Third-Party Collaborations

We are collaborating with MSD on the Phase 2 clinical trial which will combine our patient-specific neoantigen cancer vaccine compound, EVX-01, with MSD’s anti-PD-1 therapy KEYTRUDA® compound, a humanized anti-human PD-1 monoclonal antibody.

The planned multi-center Phase 2 clinical trial will enroll patients with Stage III and IV advanced or metastatic unresectable melanoma and will investigate EVX-01 in combination with KEYTRUDA®. We will act as the sponsor of the clinical trial and MSD will supply all the necessary KEYTRUDA®. We will continue to collaborate with MSD as the data matures.

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

In the EVX-B2 we are collaborating with Afrigen Biologics to develop an mRNA-based gonorrhea vaccine for LMICs. Following the validation phase, the partners will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners. Afrigen will be responsible for the development and commercialization of the resulting mRNA vaccine in LMICs and African territories.

Our latest vaccine project, EVX-B3, targets a bacterial pathogen for which no vaccine is yet available.

The new vaccine project is a co-funded effort between us and MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). The collaboration is leveraging unique assets and know-how from both organizations.

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

The FDA reviews NDA and BLA applications to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with GMP requirements to assure and preserve the product’s identity, safety, strength, quality, potency and purity. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities and any FDA audits of clinical trial sites to assure compliance with GCPs, the FDA may issue an approval letter, denial letter or complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. Under the FDCA, the FDA may approve an NDA if it determines that the product is safe and effective for its intended use, the benefits of the drug outweigh any risks, and the methods used in manufacturing the drug and the controls used to maintain the drug’s quality are adequate to preserve the drug’s identity, strength, quality and purity. Under the PHSA, the FDA may approve a BLA if it determines that the product is safe, pure and potent and the facility where the product will be manufactured meets standards designed to ensure that it continues to be safe, pure and potent. If the application is not approved, the FDA will issue a complete response letter, or CRL, which describes the conditions that must be met in order to secure final approval of the application, and when possible, will outline recommended actions the sponsor might take to obtain approval of the application. If a CRL is issued, the sponsor may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

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

If the FDA approves a new product, it may limit the approved indications for use of the product or limit the approval to specific dosages. It may also require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may call for post-approval studies, including Phase 4 clinical trials, to further assess the product’s safety after approval. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including risk evaluation and mitigation strategies, or REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA may designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, breakthrough therapy designation and priority review designation.

The FDA may designate a product for fast-track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such disease or condition. Fast track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request that the FDA designate the drug or biologic as a fast- track product at any time during the clinical development of the product. For fast-track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast-track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast-track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast-track application does not begin until the last section of the application is submitted. Fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

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

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution. Most recently, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period, starting in 2013 and is expected to culminate soon. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

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

Regulation Outside of the United States

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products outside of the United States. Whether or not we obtain FDA approval for a product candidate, we must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 27-member European Union and Australia, before we may commence clinical trials or market products in those countries or areas. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

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

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted, and implemented in January 2023. The Clinical Trials Regulation is directly applicable in all the European Union Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union initiated before January 2023 will continue to be bound by the Clinical Trials Directive 2001/20/EC. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on the duration of the clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation became applicable (January 2023) the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all European Union Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned European Union Member State. However, overall related timelines will be defined by the Clinical Trials Regulation. The sponsor of a clinical trial must register the clinical trial in advance, and information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial will be made public as part of the registration. The results of the clinical trial must be submitted to the competent authorities and, with the exception of non-pediatric Phase 1 trials, will be made public at the latest within 12 months after the end of the trial.

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

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a MAA is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines, which are not legally binding, provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, inter alia, the pre-clinical studies required to characterize ATMPs, the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions of ATMPs.

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

A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual re-assessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of the marketing authorization of a medicinal product under exceptional circumstances follows the same rules as a “normal” marketing authorization. After five years, the marketing authorization will then be renewed under exceptional circumstances for an unlimited period, unless the EMA decides on justified grounds, to proceed with one additional five-year renewal.

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

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten- year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

Periods of Authorization and Renewals

A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing Member State. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the product on the European Union market (in the case of the centralized procedure) or on the market of the authorizing Member State within three years after authorization ceases to be valid.

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

In December 2022, the Australian Government increased fines for violations of the Privacy Act. The maximum fine for a serious invasion or repeated invasions of privacy (i.e. breaches of the privacy law) was increased to up to the greater of AUD $50 million, three times the benefit of a contravention, or (where the benefit can’t be determined) 30% of domestic turnover.

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

Intellectual Property

Introduction

We actively seek to protect the intellectual property (IP) and proprietary technology that we believe is important to our business. Further, we seek to protect our proprietary position by, amongst other methods, filing patent applications in Europe, the United States and potentially other relevant jurisdictions relating to our inventions, improvements and product candidates. We also pursue IP protection for assets that may be used in future development programs and/or that may be of interest to our collaborators, or otherwise may prove valuable in the field. We pursue a patent strategy which seeks to protect marketed products and methods of their production, as well as therapy methods enabled by our proprietary AI-Immunology™ platform without disclosure to the public the core elements in our technology. Furthermore, we have filed patent protection of aspects of our PIONEER™, EDEN™, AI-DeeP™ and RAVEN™ models, however, we do not believe that the value of obtaining patent protection for all component of our platform technologies outweighs the risks of disclosing such information. We rely on trade secrets and know-how relating to our proprietary technologies to develop, maintain and strengthen our proprietary position in AI-based drug discovery and development.

Patent applications that relate to the PIONEER™ technology cannot meaningfully be directed to single antigens and their various uses; neoantigens identified by PIONEER™ are by nature unique for each patient, therefore, the precise nature of each neoantigen has no relevance as an object for intellectual property rights. We are therefore establishing patent portfolio around the PIONEER™ model which protects generally applicable aspects of the model, enabling personalized cancer vaccine, i.e. protection of additional features and elements which characterize the PIONEER-enabled therapy compositions, and which could be applied to other anti-cancer therapies that are based on immunization against neoantigens. The focus on the patent protection in the PIONEER™ setting is therefore aiming at securing patent protection for 1) specific essential elements/ features needed to identify neoantigens not specific to the PIONEER™ system, 2) specific features characterizing the composition of the designed therapy, and 3) specific features related to patient safety of the administered composition.

For the AI-Immunology™ model; EDEN™, we file patents to protect vaccine antigens identified, vaccine compositions, antibodies, and antibody compositions as well as methods for prophylactic treatment of infectious diseases where the vaccine antigens and antibodies constitute the active ingredient. We file applications relating to several vaccine targets for each infectious agent causing the diseases and prosecute those antigens that have shown greatest promise as protective antigens in animal models. Our patent strategy for the EDEN technology also entails identification of optimal combinations of vaccine antigens as well as identification of specific vaccine formulations and modes of immunization that can be made the subject of second- and later generation patent applications that protect the final marketed product. Furthermore, we have one patent family pending covering the EDEN™ method itself.

For the AI-Immunology™ model; RAVEN™, we have filed patent applications related to some aspects of the method for viral vaccine design as well as product claims related to viral vaccines designed by RAVEN thus harboring unique features of the RAVEN™ design. However, the core functionality of RAVEN™ is protected by trade-secret and not patents as we have assessed that disclosure of methods do not outweigh the benefit of obtaining patent protection.

Most of our IP assets were developed and are owned solely by us. In the few cases where our IP assets are jointly owned or in-licensed from third parties, we retain full rights to the commercial exploitation of such assets. We expect that we will continue to make additional patent application filings and will continue to pursue opportunities to acquire and license additional IP assets.

Regardless, given the early stage of prosecution for some of our patent application, we cannot be certain that any of the patent filings or other IP rights that we have pursued or obtained will provide protection for any product candidates that may ultimately be commercialized. Our most advanced product candidates are currently in clinical testing, with no certainty that they will be successful, or that significant modification or adjustment may not be required for successful commercialization.

Our success will depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions, and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable patents and proprietary rights of third parties. For more information, please see “Risk Factors — Risk Related to Our Intellectual Property”.

An issued patent provides its owner (or possibly its licensee) with a right to exclude others from making, using or selling that which is claimed in the patent, for a specified period of time (the “term” of the patent), in the jurisdiction in which the patent is issued. In the United States, and in many other countries, patents have a presumptive term of 20 years from their accorded filing date (which is the earliest filing date to which the patent claims lineage, excluding filing dates claimed as priorities under the Paris Convention Priorities and/or priorities claimed from provisional patent applications). We believe that due to the patient- specific nature of our PIONEER™ based cancer vaccines, in which our PIONEER™ model is an inherent part of the product, and the platform predicted neoantigens cannot, we believe, be copied, such therapies will not be subject to competition from generic products even when the patent protection expires.

Patent Portfolio

As of December 31, 2023, we owned a total of 27 patent families, of which 9 are currently in their priority year or international phase and we own several granted patents in the United States (11), Germany (4), France (4), Spain (1), Great Britain (5) and 1 European unitary patent (in force 17 EU-member states) and have 59 pending national/regional applications.

So far none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolio related to our most advanced product candidates and technologies as of December 31, 2023, are summarized below.

EVX-01

EVX-01 is protected by trade secrets, patent applications related to, and the proprietary nature of the AI-Immunology model; PIONEER. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-01 currently includes one patent family directed to a method of treating cancer in a patient using neopeptides (EVX-01). The patent application has entered national phase in CA, CN, US, EP, JP and AU. We expect the patent family to lapse in January 2040.

EVX-02

EVX-02 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER™ models. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-02 currently includes two patent families. The first patent family is claiming a method directed at inducing an anti-cancer immune response in patients by administrating the EVX-02 vaccine concept comprising DNA plasmid and poloxamer 188, a novel adjuvant. The second patent family is directed at a method of inducing and anti-cancer immune response in patients by administrating the EVX-02 plasmid alone. As of December 31, 2023, both patent families are in national phase in EP, CA, CN, US, JP and AU. The first patent family is expected to lapse in March 2040 and the second in December 2040.

EVX-03

EVX-03 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER model. Furthermore, due to the similarities between our two DNA-based cancer vaccines, EVX-03 and EVX-02, our patent families covering EVX-02 also applies to EVX-03. In addition, one patent family has been filed that specifically relates to the targeting unit, unique to EVX-03. The patent family is a composition of matter application directed to the EVX-03 product concept. As of December 31, 2023, the patent family is in international stage. We expect that the patent rights will lapse in April 2041.

EVX-B1

Our patent portfolio related to EVX-B1 as of December 31, 2023, includes five patent families. The patent families are composition of matter patents, or methods for inducing anti s. aureus immunity, directed against compositions comprising one or more S. aureus antigens. As of December 31, 2023, the first patent family comprise five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in US and one pending application in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US patent, one US and one EP pending application. We expect the patent family to lapse in December 2034. The third patent family comprises one US, one GB, one DE and one FR registered patents. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family comprises one issued US patent as well as pending applications in EP and US. We expect this patent family to lapse in July 2037. The fifth family claims a composition used for vaccination against S. aureus comprising our EVX-B1 vaccine. The application is in international phase and upon entry into national stage, we expect this patent family to lapse in 2042.

EVX-B2

Our Patent portfolio related to EVX-B2 comprise two patent families. Both families are directed against antigens useful in vaccines against N. gonorrhoeae. The first patent family is at national stage and contains pending applications in EP and the US. Subject to grant, we expect these patents to expire in 2041. The second family is in international phase, and we expect, upon entry into national applications, that patent arising from the international application will expire in 2042.

PIONEER

The AI-Immunology™ model: PIONEER™ is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises one patent family related to PIONEER™ covering some aspects that are important for neoantigen selection and detectable for infringement. The patent family is directed against a method for selecting and de- selection of neoantigens for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. As of December 31, 2023, the patent family comprise one AU, one CA, one CN, one EP, one JP and one US application. We expect the family to lapse in July 2041.

ObsERV

The AI-Immunology™ model: ObsERV™ is, like the PIONEER™ model, protected by trade-secrets and one patent family. The family supplements the identification of neoantigens with a system for identifying highly immunogenic epitopes from human endogenous retroviral sequences, or hERVs, and other normally non-expressed tumor specific epitopes found in the human genome and use these to treat cancer. The patent discloses a method for deselecting potentially harmful and non-immunogenic hERV epitopes. This patent application is in international stage as of December 31, 2023.

RAVEN

Our AI-Immunology™ model; RAVEN™, is in addition to trade secrets and the proprietary nature of the model, protected by two patent families. The first patent family is a composition of matter family directed to the vaccine delivery concept that can be utilized together with the RAVEN™ model. As of December 31, 2023, the family comprise one AU, one CA, one CN, one, EP, one JP and one US patent application. We expect the patent family to lapse in July 2041. The second patent family also a matter of composition patent aimed at a vaccine product designed from analyzing genomes of pathogens by the RAVEN model.

As of December 31, 2023, this patent family comprise one EP and one US patent application. We expect the patent family to lapse in 2042.

AI-DeeP

Our AI-Immunology™ model; AI-DeeP™, is in addition to trade-secret and the proprietary nature of the model, protected by one patent family. The patent family discloses a method for identifying patients’ response to immunotherapy comprising measuring and relating HLA expression in patient’s tumor sample.

The method disclosed is comprised in the AI-DeeP model™. As of December 31, 2023, the patent family is in national phase.

EDEN

Our AI-Immunology™ model EDEN™, has provided input for multiple patent applications within our bacterial vaccine portfolio. The model itself is been kept as trade-secret, however one patent application has been filed to cover the EDEN™ method. As of December 31, 2023, the application is in priority year and is expected to lapse in 2043.

In-Licensing

We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. On November 30, 2020, we entered into a CAF®09b Supply, Patent Know How Trademark License Agreement with Statens Serum Institut, or SSI, which will grant us an exclusive, royalty-bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. Pursuant to the terms of the agreement, we or our affiliates may import, have imported, export, have exported, formulate or have formulated, commercialize, market, use, offer for sale, sell, have sold, supply, or have supplied PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant, but not, on a stand-alone basis, the licensed adjuvant. The license specifically excludes any manufacturing rights to the licensed adjuvant, unless the license is extended and the license further excludes any research and development in relation to the licensed adjuvant other than where such research and development is in connection with and for the purpose of research and development in respect of PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant.

Pursuant to the SSI agreement, we have rights to three issued United States patents and other patents and patent applications in jurisdictions outside the United States.

The SSI license requires us to pay to SSI an upfront licensing fee equal to €50,000. In addition, in the event we commercialize any PIONEER derived cancer vaccines administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. The royalty term extends for a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER™ derived cancer vaccine administered together or in combination with the licensed adjuvant. Upon expiration thereof, the SSI license shall be deemed to be fully paid up, royalty-free, irrevocable and perpetual with respect to such vaccine. However, if any PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share due to SSI shall be determined and reflect the extent to which we have invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant prior to entering into a sub-license agreement. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 2 clinical trial, we are required to pay to SSI a percentage of any sublicensing income in an amount in the lower double-digit range.

If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 3 trial, we are required to pay to SSI a percentage of any sublicensing income in the lower double-digit range. The agreements states that if we enter into a sublicense agreement with a partner on our EVX-01 product candidate without initiating Phase 2 trial, we are required to pay to SSI a percentage of any sublicensing income in the mid double-digit range. We have initiated a Phase 2 trial, hence this term is no longer relevant. Prior to any out-licensing commercialization of EVX-01, we are not required to make any additional payments to SSI outside of the €50.000 upfront fee mentioned above.

The SSI license will terminate on the earlier of (i) a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant and (ii) the effective date of termination. In this connection, we or SSI may terminate the license upon prior written notice in the event of (a) a material breach which is not capable of remedy, or if capable of being remedied, such remedy does not occur within a specified time after notification or (b) an order is made or a resolution passed for the winding up of either SSI or us. In addition, we may terminate the SSI License upon prior written notice if we are not able to reach a supply agreement with SSI’s designated commercial supplier of the licensed adjuvant. Apart from such causes, SSI may not terminate the license agreement and we may only terminate the SSI license on (c) the grounds of lack of efficacy of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant, as a result of which we determine not to progress with the development and commercialization of such product or (d) due to safety concerns, market and/or competitive situation that would prevent commercialization of a PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant.

On April 28, 2022, we received formal notice that on April 21, 2022, SSI, had initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (S. og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045), we had filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and an liposomal adjuvant, e.g. CAF.09b, for which we have a license agreement.

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER™ model. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole inventors of the invention.

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by us and our employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the invention. Subsidiary claims are that SSI should have co-ownership with us of the patent application and the invention.

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

As of December 31, 2023, we and SSI have completed several rounds of written statements to the courts after which the court will announce official dates for court meetings to take place. The court proceedings have been paused since May 2023 on the basis that non-court mediated negotiations are ongoing between us and SSI to resolve the situation without further court proceedings. In December 2023 terms were agreed between us and SSI which results in a situation where we retain all commercial rights to EVX-01 and the patent application, the lawsuit will be lifted on a walk-away basis and no compensation by Evaxion to SSI. Final contracts remain to be signed. We expect the case to be finally closed in the first quarter of 2024.

On June 29, 2020, we entered into a license agreement with PharmaJet or the PharmaJet License Agreement, which grants us non-exclusive, sub-licensable license to certain intellectual property of PharmaJet from one or more of our product candidates in the field of prophylaxis, diagnosis prediction, and/or treatment of cancer in humans and/or animals. Subject to meeting certain development milestones, additional consideration of up to $320,000 is to be transferred to the seller. Further, $250,000 is to be transferred to the seller upon each regulatory approval of an Evaxion product utilizing the in-licensed technology. Also, we will owe PharmaJet customary royalties in the low single digits based on net commercial sales of any products derived from our product candidates for so long as we continue to use in our product candidates the intellectual property and products licensed from PharmaJet pursuant to the PharmaJet License Agreement. The PharmaJet License Agreement will remain in effect for an initial period until successful completion of the first Phase 1/2a clinical study of our product candidate in combination with the PharmaJet product with the option to extend the term for additional 10 years, after which the term will automatically extend for successive periods of 24 months if not terminated prior to the beginning of each such subsequent extension. Either party may terminate the agreement upon six months prior notice with effect immediately prior to a subsequent extension term. Either party may terminate the agreement with immediate effect upon written notice to the other party due to a material breach by the other party. Moreover, we may terminate the agreement in the event of i) change of control or divestment, ii) regulatory action taken by the FDA or EMA, iii) termination of development of our product in combination with PharmaJet product or iv) if PharmaJet undergoes a change of control to a third party who does not agree to continue to supply us PharmaJet product.

Trade secret protection

Certain of our technologies, including in particular certain proprietary manufacturing processes or technologies and/or AI-based prediction technologies, are protected as trade secrets.

In addition to patent protection, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We protect certain of our technologies, including but not limited to algorithms and software, from becoming public knowledge. However, trade secrets and confidential know-how are difficult to protect. We seek to protect our proprietary information, in part, by using confidentiality agreements with any future collaborators, scientific advisors, employees and consultants, invention assignment agreements with our employees and internal processes for handling trade-secrets. These agreements may not provide meaningful protection. These agreements may also be breached, and we may not have an adequate remedy for any such breach. In addition, our trade secrets and/or confidential know-how may become known or be independently developed by a third party or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain or use information that we regard as proprietary. Although we take steps to protect our proprietary information, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. See “Risk Factors — Risks Related to our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Competition

We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

AI-Immunology™ platform

We face competition from several companies developing AI platforms and software including Schrodinger, BenevolentAI, Atomwise, AI Therapeutics, Insilico Medicine, Recursion Pharmaceuticals, Lantern Pharma, Adaptive Biotechnologies, Immatics, BIOVIA, and Citrine, among others. However, because most of these companies are not focused on developing therapeutic drug candidates centered around neoantigens, ERV antigens or bacteria or viral antigens, we do not consider the majority of them to be our direct competitors. Below is a description of the companies we consider to be our main competitors for each of our three AI models and their respective indications.

PIONEER™ — Neoantigen vaccines

The immuno-oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. Well-established companies such as AstraZeneca, Amgen, Bristol-Myers Squibb, Celgene, Eli Lilly, GlaxoSmithKline, Janssen Pharmaceuticals, Merck & Co., Novartis, Pfizer, Roche and Sanofi are developing diversified immuno-oncology programs and have substantial resources. Smaller companies are also developing immuno-oncology drugs, such as Jounce Therapeutics, Arcus Biosciences, ALX Oncology, iTeos Therapeutics and Five Prime Therapeutics, among others. We expect our vaccine candidates for the treatment of solid tumors to face direct competition from companies such as Moderna in collaboration with Merck & Co., BioNTech SE in collaboration with Roche and Nykode in collaboration with Roche.

We also expect to face competition from smaller specialized oncology companies active in the neoantigen/ personalized cancer therapy space including Agenus, Gritstone Bio, Achilles Therapeutics, NousCom, Immunetune, ISA Pharmaceuticals, PACT Pharma, PersImmune, and Geneos Therapeutics.

EDEN™ — B-cell antigen vaccines

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

RAVEN™ — T-cell antigen vaccines

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

Employees

As of December 31, 2023, we had 49 full-time equivalent employees, of which 20 hold a doctoral degree or higher. All full-time equivalent employees were based in the capital region of Denmark, as of December 31, 2023. The following table provides a breakdown of our full-time equivalent employees as of December 31, 2023, by function:

Function	Number
Clinical Research & Development	5
Scientific Research & Development	27
Supporting Functions	13.5
Commercial & Business Development	3.5
TOTAL	49

Since 2022, our workforce has decreased by 22%. The workforce will in the future be adjusted according to the business plans.

None of our employees have engaged in any labor strikes. We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.

Item 4A.Unresolved Staff Comments

None.

4.B. Organizational Structure

Evaxion was formed as a private limited liability company organized under Danish law on August 11, 2008, and re-registered as a public limited liability company on March 29, 2019. Certain of our operations are conducted through our wholly owned subsidiaries, Evaxion Biotech Australia PTY LTD (Australia) and Evaxion Biotech, Inc., in Australia and the United States, respectively, both of which are listed in Exhibit 8.1 to this annual report.

4.C. Property and Equipment

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021, and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount. As of December 31, 2023, the monthly payment is approximately $27,640, which consists of $11,498 for the office space and approximately $16,142 for the laboratory space.

Item 5.Operating and Financial Review and Prospects

5.A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report as well as the discussion in the Business section of this annual report. Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.7447 per $1.00, which was the official exchange rate of such currencies as of December 31, 2023, rounded to four decimal places. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather reflect our plans, estimates, assumptions and projections about our industry, business and future financial results. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The financial statements as of December 31, 2023, and 2022 and for the years ended December 31, 2023, 2022 and 2021 were prepared in accordance with IFRS, as issued by the IASB.

Overview

We are a pioneering TechBio company based upon its AI platform: AI-Immunology™. Our proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections. Based upon AI- Immunology™, we have developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. We are committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

We aim to capture the value from the predictive power of our proprietary AI platforms and their ability to identify novel targets for drug development by building a solid pipeline of AI-powered vaccines within the areas of immuno-oncology and infectious diseases, both attractive markets with high unmet medical needs. The associated business model is to partner after pre-clinical or clinical PoC, with large biopharmaceutical and pharmaceutical companies to conduct clinical trials, regulatory and marketing approval and commercialization of our product candidates.

We are currently in the clinic with our first product candidates, EVX-01 whereas EVX-02 has just completed clinical phase 1, both for the treatment of various cancers. Our third cancer immunotherapy, EVX-03, for the treatment of various cancers including non-small-cell-lung-cancer, or NSCLC, is ready for clinical entry subject to a partnership agreement taking it forward. In addition, we are currently developing three pre-clinical bacterial vaccine product candidates, EVX-B1, EVX-B2 and EVX-B3, targeting Staphylococcus aureus, or S. aureus, and Neisseria gonorrhoeae, or N. gonorrhoeae infections, as well as an undisclosed bacterial pathogen progressed in collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA, Further we are pursuing one viral vaccine product candidate, EVX-V1, targeting cytomegalovirus, or CMV in collaboration with Expres2ion Biotechnologies.

Recent developments

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

On September 1, 2023, we appointed Christian Kanstrup as CEO of the Company, emphasizing his unique leadership and strategic development skills. Kanstrup’s vision aims to harness the full potential of Evaxion’s AI platform for therapeutic innovation.

On September 11, 2023, we shared data at the Vaccines Europe conference validating the EDEN™ model for bacterial vaccine discovery. This groundbreaking achievement emphasizes the models’ ability to swiftly generate novel vaccine targets, offering a faster, cheaper, and lower-risk approach to vaccine development. Our CEO Christian Kanstrup and Founder Andreas Holm Mattsson highlight its potential impact on high unmet medical needs, signaling a paradigm shift in vaccine discovery.

On September 18, 2023, we launched EVX-B3, an AI-guided vaccine program, in collaboration with a leading pharmaceutical company. Leveraging Evaxion’s EDEN™ and RAVEN™ AI models, the project aims to efficiently identify protective antigens against an undisclosed bacterial pathogen, addressing a critical global health concern. The collaborative effort highlights Evaxion’s dedication to harnessing AI for innovative vaccine design.

On September 20, 2023, we partnered with Afrigen Biologics to develop an mRNA vaccine against gonorrhea, utilizing EDEN™ discovered targets. The collaboration, leveraging mRNA technology from the WHO and Medicines Patent Pool, aims to address the global medical need for a gonorrhea vaccine. Evaxion CEO Christian Kanstrup sees this collaboration as a strategic step to bring AI-designed vaccines to market, emphasizing the importance of identifying the right partners.

On October 31, 2023, we reported encouraging Phase 2 data for its personalized cancer vaccine, EVX-01, confirming earlier Phase 1 findings. Notably, a metastatic melanoma patient with initial progressive disease showed significant and continuous tumor reduction after EVX-01 treatment. Our CEO Christian Kanstrup highlights the potential of their AI-Immunology™ platform to revolutionize oncology.

On November 8, 2023, we hosted an online webinar featuring KOL Professor Adnan Khattak, Principal Investigator of the EVX-01 Phase 2 clinical trial. The 30-minute event explores malignant melanoma, summarizes Phase 1 results, and details the Phase 2 update.

On November 15, 2023, we unveiled its AI model at the Biomarkers & Precision Oncology Europe conference, aiming to predict patient responses to cancer immunotherapy. The model shows promise in enhancing outcomes and reducing healthcare costs, aligning with Evaxion’s commitment to advancing AI-Immunology™ powered vaccines.

On December 9, 2023, we announced a groundbreaking precision vaccine concept for hematological malignancies at the 65th American Society of Hematology (ASH) Annual Meeting. The use of AI-Immunology™ to target endogenous retroviruses represents a significant advancement, offering tailored vaccines for hematological malignancies. The oral presentation signifies a major milestone in Evaxion’s pursuit of innovative cancer solutions.

On January 24, 2024, a committed focus to develop tailored novel cancer vaccines using the AI-Immunology™ platform was announced. The initiative involves a new category of AI-identified tumor vaccine targets, ERVs, and aims to obtain preclinical Proof-of-Concept by the second half of 2024. With the AI-Immunology™ discovered novel cancer targets, designing personalized and precision vaccines may become feasible. This approach holds the potential to provide treatment solutions for cancer patients who typically do not respond to cancer immunotherapy.

On February 20, 2024, the initial phases of an ongoing vaccine collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) were successfully completed. The collaboration was initiated in September 2023, and in February 2024, MSD was revealed as the pharma partner for the EVX-B3 vaccine collaboration. The project aims to develop a vaccine against a bacterial pathogen responsible for a pressing global medical issue, lacking preventive or curative options.

Key factors and trends affecting our business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those previously discussed in “Item 3. Key Information – D. Risk Factors”of this annual report.

Selected financial data

The selected historical consolidated financial information for the years ended December 31, 2023, 2022 and 2021 and the selected statements of financial position data as of December 31, 2023, 2022 and 2021 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion included below.

Consolidated Statements of Comprehensive Loss Data

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands, except per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue	$73	$—	$—
Research and development expenses	(11,916)	(17,056)	(19,583)
General and administrative expenses	(10,354)	(8,208)	(6,251)
Operating loss	(22,197)	(25,264)	(25,834)
Finance income	963	2,831	2,039
Finance expenses	(1,681)	(1,508)	(915)
Net loss before tax	(22,915)	(23,941)	(24,710)
Income taxes	790	772	178
Net loss for the period	$(22,125)	$(23,169)	$(24,532)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(22,125)	$(23,169)	$(24,532)
Loss per share – basic and diluted	$(0.81)	$(0.98)	$(1.26)
Number of shares used for calculation (basic and diluted)	27,335,829	23,638,685	19,493,143

Consolidated Statements of Financial Position Data

	December 31,
	2023	2022	2021

	(USD in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$5,583	$13,184	$32,166
Total assets	12,889	22,025	40,163
Total liabilities	17,618	13,722	7,726
Share capital	5,899	3,886	3,755
Other reserves	97,342	90,262	91,358
Accumulated deficit	(107,970)	(85,845)	(62,676)
Total equity (deficit)	(4,729)	8,303	32,437
Total liabilities and equity (deficit)	$12,889	$22,025	$40,163

Key Components of Our Results of Operations

Revenue

Revenue consists of services revenue earned as part of a research collaboration agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA). Service revenues are recognized as we provide research and development services to the customer for achievement of development milestones under the collaboration agreement. We have not earned any revenues prior to the year ended December 31, 2023.

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

For the year ended December 31, 2023, substantially all of our third-party expenses were related to the development of product candidates in conjunction with our AI platforms. We deploy our personnel and facilities across all of our research and development activities. Costs incurred directly for individual programs consist primarily of trial and product production-related costs. Other costs such as share-based compensation, personnel and facilities expenses, which are not directly attributable to individual programs, are allocated between research and development and other functions and recorded as incurred.

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

Finance expenses

Finance expenses consists primarily of foreign currency losses, losses from changes in fair value of the derivative liability, interest expense and related loan costs on the EIB Loan Agreement (as defined herein), and interest expense on leasing liabilities.

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

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development expenses as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as a reduction of income tax expense. Tax credits in excess of the corporate tax rate are classified as government grants. Tax credits are accrued for the year based on calculations that conform to Danish research and development programs. The current tax credits amount to 108% (2023) as the increased credit of 130% (2022) forming part of the recovery plan of the Danish economy after COVID-19 has expired.

Results of operations

Comparison of the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,			Change
	2023	2022	2021	2023 vs 2022	2022 vs 2021

	(USD in thousands)
Revenue	$73	$—	$—	$73	$—
Research and development expenses	(11,916)	(17,056)	(19,583)	5,140	2,527
General and administrative expenses	(10,354)	(8,208)	(6,251)	(2,146)	(1,957)
Operating loss	(22,197)	(25,264)	(25,834)	3,067	570
Finance income	963	2,831	2,039	(1,868)	792
Finance expenses	(1,681)	(1,508)	(915)	(173)	(593)
Net loss before tax	(22,915)	(23,941)	(24,710)	1,026	769
Income taxes	790	772	178	18	594
Net loss for the year	$(22,125)	$(23,169)	$(24,532)	$1,044	$1,363

Revenue

Revenues were $0.1 million for the year ended December 31, 2023, compared to $nil for the year ended December 31, 2022. The increase in revenue was primarily due to revenue recognized upon the achievement of a development milestone under the research collaboration agreement with Merck & Co., Inc.

Research and development

Research and development expenses were $11.9 million for the year ended December 31, 2023, compared to $17.1 million for the year ended December 31, 2022. The decrease in research and development expenses was primarily due to a decrease of $3.2 million in external costs related to finalized clinical trials, decreased employee related costs of $1.8 million due to reduced headcount and different employee mix, and a decrease in depreciation costs of $0.2 million.

Research and development expenses were $17.1 million for the year ended December 31, 2022, compared to $19.6 million for the year ended December 31, 2021. The decrease in research and development expenses was primarily due to a decrease in third-party vendor costs of $3.1 million, after recognizing grant income of $0.5 million in 2022, for ongoing development on our platform, pre-clinical product candidates, and clinical trials. The decrease is partially offset by increased employee-related costs of $0.3 million due to higher headcount and an increase in depreciation expense related to the property, plant, and equipment in our lab space of $0.3 million.

General and administrative

General and administrative expenses were $10.4 million for the year ended December 31, 2023, as compared to $8.2 million for the year ended December 31, 2022. The increase in general and administrative expenses was primarily due to a $1.3 million increase in external costs related to legal fees, professional fees, and costs related to capital raises, and a $0.9 million increase in employee-related costs due to a changed employee mix, and change of senior management and full-time effect of new hires in 2022.

General and administrative expenses were $8.2 million for the year ended December 31, 2022, as compared to $6.3 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to a $1.8 million increase in professional fees related to the expansion of our corporate function as a listed company.

Finance income

Finance income for the year ended December 31, 2023, consists primarily of foreign currency gains recognized of $0.4 million, a gain from changes in fair value of liability-classified warrants of $0.4 million, and interest income of $0.2 million.

Finance income for the year ended December 31, 2022, consists primarily of foreign currency gains recognized of $2.4 million, and a gain from changes in fair value of liability-classified warrants of $0.4 million.

Finance expenses

Finance expenses for the year ended December 31, 2023, were $1.7 million, compared to $1.5 million for the year ended December 31, 2022. The increase for finance expense was primarily due to a loss from changes in fair value of derivative liability of $0.1 million, and increased interest expense and related loan costs of $0.1 million on borrowings.

Finance expenses for the year ended December 31, 2022, were $1.5 million, compared to $0.9 million for the year ended December 31, 2021. The increase in finance expense was primarily due to increased interest expense and related loan costs of $0.6 million on the EIB Loan and interest expense of $0.2 million for leasing liabilities.

Income taxes

The income tax benefits were $0.8 million for the year ended December 31, 2023, compared to $0.8 million for the year ended December 31, 2022. Our effective tax rates for the year ended December 31, 2023, and 2022 were different from the Danish effective statutory tax rate of 22% as only expected tax receivables from R&D tax schemes in Denmark and Australia are recognized.

The income tax benefits were $0.8 million for the year ended December 31, 2022, compared to $0.2 million for the year ended December 31, 2021. Our effective tax rates for the year ended December 31, 2022, and 2021 were different from the Danish effective statutory tax rate of 22% as only expected tax receivable from R&D tax schemes in Denmark and Australia are recognized.

Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $19.0 million for the year ended December 31, 2023, as compared to $13.6 million for the year ended December 31, 2022, and $9.5 million for the year ended December 31, 2021. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.

5.B. Liquidity and Capital Resources

Liquidity and capital resources

Overview

As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. We generated revenues of $0.1 million, $nil, and $nil, for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of $108.0 million and expect to continue to incur significant losses for the foreseeable future.

As of December 31, 2023, and December 31, 2022, our available liquidity, comprised of cash and cash equivalents, was $5.6 million and $13.2 million, respectively and our total equity (deficit) was $(4.7) million and $8.3 million, respectively. We generated our first revenues during the period ended December 31, 2023. We will not start generating significant revenue before we have obtained an out-licensing partnership.

For 2024, we have the ambition to generate revenue from business development deals equal to 2024 cash burn (excluding financing activities) of $14 million, although no assurances can be made that we will generate such revenue. Our funding strategy is to balance the funding of cash needs through equity offerings, or other capital sources in case this is not covered by income from potential collaborations or licenses.

We monitor our funding situation closely to ensure that we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly. In March 2023, we adjusted our organization and reprioritized development programs to focus the operations and to save costs. With our current cash position including cash received from our public offering in February 2024, planned cash outflows from operating, investing and financing activities, we believe we will have sufficient funds into February 2025. If all pre-funded warrants included in the public offering are exercised, we expect necessary funding will be in place into April 2025. We also have an ambition to finance our cash needs through business deals including potential collaborations or licenses which will take our cash runway even further. Additionally, funding could also come through equity offerings or use of other financing transactions or through investor warrants being exercised and through prefunded warrants, which are currently held in an escrow account.

On January 22, 2024, we made effective a change to our ratio of ADSs to our ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing one ordinary share to a new ADS Ratio of one ADS representing ten ordinary shares of the Company. The change enabled the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data, as the price per ADS has been retroactively adjusted, to give effect to the ADS Ratio change.

In August 2020, we executed a loan agreement, or the EIB Loan Agreement, with the European Investment Bank, or EIB, for a principal amount of €20.0 million, divided into three tranches of €7.0 million, €6.0 million and €7.0 million on the EIB Loan. Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. For all tranches, EIB is entitled to an aggregate of 1,003,032 cash settled warrants with an exercise price of 1 DKK per warrant. The 351,036 warrants attributable to the first tranche of €7.0 million were incorporated in the articles of association on December 17, 2020. As of December 31, 2021, we initiated the draw down of the first tranche of the EIB Loan Agreement amounting to €7.0 million. The Company received the first tranche of €7.0 million on February 17, 2022. The two remaining tranches have become void as of December 31, 2023.

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

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021, and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2023, the monthly payment is approximately $27,640, which consists of $11,498 for the office space and approximately $16,142 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

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

On February 5, 2021, we completed our IPO through which we issued and sold 300,000 ADSs, at a price to the public of $100.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

On November 9, 2021, we completed a follow-on public offering through which we issued and sold 394,286 ADSs, at a price to the public of $70.00 per ADS. The shares issued were inclusive of the 51,429 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses.

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares. In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act. As of December 31, 2023, all conditions to make the LPC Purchase Agreement operational have not yet been met.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 4,649,250 ADSs comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. Lincoln Park is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

On October 3, 2022, we entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which we could sell up to an aggregate of $14.4 million of our ordinary shares represented by ADSs. We agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all our ordinary shares represented by ADSs sold through them as sales agent under the Sales Agreement. The offering of our ordinary shares represented ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all the ordinary shares represented by ADSs subject to the Sales Agreement, or (2) termination of the Sales Agreement by us or JonesTrading. We or JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell our ordinary shares represented by ADSs or a suspension or limitation of trading our ordinary shares represented by ADSs on The Nasdaq Capital Market.

During the year ended December 31, 2022, we sold 118,853 ADSs representing ordinary shares, DKK 1 nominal value, at a volume weighted average price of $27.40 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 118,853 with the Danish Business Authority.

On July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. As of December 31, 2023, the facility has not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

On December 18, 2023, we entered into a Securities Purchase Agreement with a group of certain investors including all members of our Management and Board of Directors, and MSD GHI, for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants (the “2023 SPA Investor Warrants”) to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share. The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per ordinary share. The gross proceeds to us from the private placement are approximately $5.3 million, with up to an additional $6.8 million of gross proceeds upon cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by us.

During 2023 we sold 3,679,954 ordinary shares represented by ADSs, DKK 1 nominal value, at a volume weighted average price (VWAP) of $17.10 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Total proceeds to us from the sales of the ADSs were $6.3 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 3,679,954 with the Danish Business Authority.

As of December 31, 2023, due to the issue of shares and warrant exercise, our outstanding share capital was nominal DKK 37,897,780.

Financing requirements

For 2024, we have the ambition to generate revenue from business development deals equal to 2024 cash burn (excluding financing activities) of $14 million, although no assurances can be made that we will generate such revenue. Our funding strategy is to balance the funding of cash needs through equity offerings, or other capital sources in case this is not covered by income from potential collaborations or licenses.

We monitor our funding situation closely to ensure that we have access to sufficient liquidity to meet our forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/ or adjust the cost base accordingly. In March 2023, we adjusted our organization and reprioritized development programs to focus the operations and to save costs. With our current strategic plans, we anticipate that with the current cash position and the forecasted cash requirements from our forecast from December 2023, we will require additional financing to fund our operations and to continue development of its product candidates by February 2025.

We have sufficient cash to finance operations into February 2025, but due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations until sufficient income from licenses, research collaborations or the like is obtained, we have concluded that there is significant doubt about our ability to continue as a going concern through one year from the balance sheet date of this annual report, December 31, 2023.

This annual report does not include any adjustments that might result from the outcome of this uncertainty. Accordingly, this annual report has been prepared on a basis that assumes we will continue as a going concern and which contemplates the realization of assets and discharge of liabilities and commitments in the normal course of business. We will seek additional capital if market conditions are favorable or if we have specific strategic considerations as well as operational requirements. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual amount of funds we will require for our developmental activities.

Our future financing requirements will depend on many factors, including, but not limited to:

●	the scope, progress, results and costs of researching and developing our AI platforms and related models;
●	the timing of, and the costs involved in providing support to our future partners, if any, in connection with their efforts in seeking regulatory approvals in the United States and elsewhere for any future products derived from our product candidates if clinical trials are successful;
●	the cost of providing support to our future partners, if any, in connection with their commercialization activities for products derived from our product candidates, if approved for sale, including marketing, sales and distribution costs;
●	the cost of manufacturing any future product candidates for clinical trials and scaling up manufacturing in preparation for late stage clinical trials;
●	the number and characteristics of additional product candidates that we pursue;
●	our ability to establish and maintain collaborations, partnerships, licensing or other arrangements with third parties, including the timing of receipt of any potential milestone payments, licensing fees or royalty payments under these agreements;
●	the impact of climate change on our business operations;
●	the effects of the continuing hostilities between Ukraine and Russia and other global conflicts, along with the retaliatory measures by the global community have created global security concerns,
●	including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe;
●	our ability to maintain, expand, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of any patents or other intellectual property rights;
●	the timing, receipt, and amount of sales of, or royalties on, any products developed by our future partners, if any, derived from our product candidates;
●	our need and ability to retain and hire additional management, scientific, technical and business personnel; and the extent to which we acquire or invest in businesses, products, or technologies (although we currently have no commitments or agreements relating to any of these types of transactions).

We may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of current shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of the current shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, licenses and other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable and/or may reduce the value of our ordinary shares. Failure to raise capital or enter into such other arrangements when needed could have a negative impact on financial conditions and our ability to pursue our business plans and strategies. If we are unable to raise additional capital when needed, we could be forced to delay, limit, reduce or terminate our product candidate development or grant rights to develop and market our product candidates.

If we are unable to obtain additional financing on a timely basis we may be required to file for reorganization or liquidation under applicable reorganization or bankruptcy laws.

Cash flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(17,691)	$(25,774)	$(21,933)
Net cash used in investing activities	(93)	(268)	(1,330)
Net cash provided by financing activities	10,691	7,853	49,805
Net (decrease)/increase in cash and cash equivalents	$(7,093)	$(18,189)	$26,542

Operating activities

Net cash used in operating activities was $17.7 million for the year ended December 31, 2023. The largest components of our cash used in operating activities during this period was a net loss for the year of $22.1 million, offset by non-cash adjustments of $1.2 million, net cash change in our working capital during the period of $1.6 million, and $1.6 million of income taxes received. The non-cash charges primarily consisted of share-based compensation expense of $0.5 million, non-cash interest expense of $0.9 million, depreciation and amortization of $0.6 million, and exchange rate adjustments in foreign currencies of $0.7 million. These non-cash charges were offset by a change in income tax benefit of $0.8 million, a gain from changes in fair value of liability-classified warrants of $0.4 million, a change in tax credit schemes accounted for as grants of $0.2 million, and interest income of $0.1 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was primarily comprised of a $1.1 million decrease of receivables due to timing of prepayments and receivables in our research and development activities, an increase of $0.6 million in trade payables and an increase of $0.3 million in other payables, both due to the timing of invoices received, and partly offset by a decrease in other immaterial changes of $0.4 million.

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

Investing activities

Net cash used in investing activities was $0.1 million for the year ended December 31, 2023, which was due to the purchase of property and equipment.

Net cash used in investing activities was $0.3 million for the year ended December 31, 2022, which was due to the purchase of property and equipment.

Net cash used in investing activities was $1.3 million for the year ended December 31, 2021, which was due to the purchase of property and equipment of $1.3 million.

Financing activities

Net cash provided by financing activities was $10.7 million for the year ended December 31, 2023, which was primarily due to net proceeds from the issuance of shares of $9.2 million, and proceeds from the issuance of warrants of $2.6 million, partially offset by $0.4 million related to repayment of lease liabilities and $0.4 million related to transaction costs related to issuances of shares, as well as repayment of borrowings of $0.4 million.

Net cash provided by financing activities was $7.9 million for the year ended December 31, 2022, which was primarily due to proceeds from borrowings under the EIB Loan Agreement of $7.9 million, and net proceeds from the issuance of shares of $0.4 million, partially offset by $0.3 million related to repayment of lease liabilities, as well as repayment of borrowings of $0.1 million.

Net cash provided by financing activities was $49.8 million for the year ended December 31, 2021, which was primarily due to net proceeds from the issuance of shares of $53.9 million, partially offset by transaction costs of $3.8 million related to the issuance of shares and $0.3 million related to repayment of lease liabilities.

Off-balance sheet arrangements

As of December 31, 2023, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2023.

Tabular disclosure of contractual obligations

	Payments Due by Period
	Within 1 Year	1 – 2 Years	2 – 5 Years	Over 5 Years	Total

	(USD in thousands)
Leases(1)	$338	$345	$1,077	$1,273	$3,033
Loan from lessor(2)	159	169	571	123	1,022
EIB Loan(3)	232	232	10,483	—	10,948
Purchase obligations(4)	706	322	494	—	1,522
Total(5)(6)	$1,435	$1,068	$12,625	$1,396	$16,525
(1)	In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.
(2)	The loan amount as of December 31, 2023, is still subject to possible minor adjustment. Further information is provided in Note 6 to our financial statements appearing at the end of this annual report.
(3)	Further information is provided in Note 6 to our financial statements appearing at the end of this annual report.
(4)	We enter into contracts in the normal course of business with Clinical Research Organizations, or CROs, and other third parties for clinical trials and pre-clinical research studies and testing. Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.
(5)	In June 2020, we entered into a license agreement for the rights to certain intellectual properties which triggered a milestone payment of $35,000 upon execution. Throughout the term, the agreement may require additional future milestone payments between $70,000 to $250,000.
(6)	In November 2020, we entered into a license agreement with SSI for the rights to three issued United States patents and other patents which triggered an upfront payment of $60,000. In addition, in the event we commercialize any PIONEER derived vaccines administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. However, if any PIONEER derived vaccines administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share depends on the stage of the development of any such immunotherapy when the out-licensing arrangement is entered into and ranges from the lower to mid double digits. For more information on the terms of the SSI license agreement see the section herein entitled “Business Overview — In-Licensing.”

Quantitative and qualitative disclosures about market risk

Market risk is the risk that the fair value of, or future cash flows from, a financial instrument will vary due to changes in market prices. The type of market risk that primarily impacts us is foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the years ended December 31, 2023, 2022 and 2021, our net foreign exchange gain was $0.2 million, $2.4 million and $1.3 million, respectively. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

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

The table below summarizes the fair value by grant through December 31, 2023:

	Per warrant	Per warrant
	grant date	grant date
	fair value	fair value
	(DKK)	(USD)
Outstanding program
Grant (December 2016)	20.91	3.13
Grant (April 2017)	24.05	3.60
Grant (September 2017)	28.71	4.30
Grant (December 2017)	28.71	4.30
Granted (during 2018)	37.05	5.55
Granted (January 2019)	37.05	5.55
Granted (February 2019)	42.57	6.38
Granted (September 2019)	56.35	8.44
Granted (October 2019)	56.97	8.53
Granted (December 2019)	57.48	8.60
Granted (December 2020)	56.75	9.35
Granted (June 2021)	40.86	6.56
Granted (December 2021)	19.22	2.93
Granted (March 2022)	13.46	1.93
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (September 2022)	10.46	1.50
Granted (December 2022)	10.95	1.57
Granted (December 2022)	10.95	1.57
Granted (January 2023)	9.17	1.32
Granted (September 2023)	4.27	0.61
Granted (September 2023)	2.57	0.37
Granted (December 2023)	3.61	0.52

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

Refer to Note 3 and Note 9 to our consolidated financial statements included in this annual report for additional detail on our accounting policy, judgements and assumptions used in accounting for share-based compensation.

EIB Loan and warrant liability

In February 2022, the first tranche related to the Company’s loan agreement with EIB was drawn down. As part of the loan arrangement warrants were issued to EIB.

The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants. The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment. The warrants are considered to be part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the financial instruments standards. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. The warrant liability is subsequently remeasured at the redemption amount. Significant judgment is made in respect of valuation of the warrants.

2023 SPA Investor Warrants

In December 2023, the Company entered into a Securities Purchase Agreement with the 2023 SPA Investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants to purchase ordinary shares represented by ADSs. The Company determined that the 2023 SPA Investor Warrants are derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants are in USD and not the Company’s functional currency. The 2023 SPA Investor Warrants are accounted for in accordance with IFRS 9, Financial Instruments and were determined to be liability classified.

The warrant liability is measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. Significant judgment is made in respect of valuation of the warrants. The fair value of the warrants are determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend. Refer to Note 6 for detailed information on the fair value measurement of the 2023 SPA Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

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

Refer to Note 4 to our consolidated financial statements included in this annual report for additional detail on our accounting policy, judgements and assumptions used in accounting for the loan from the lessor.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have a two-tier governance structure consisting of a board of directors and an executive management team.

Our Executive Management

The following table sets forth certain information relating to our executive management as of the date of this annual report.

Name	Age	Position(s)
Executive Management:
Birgitte Rønø, Ph.D.	47	Chief Scientific Officer
Andreas Holm Mattsson	48	Chief AI and Officer
Jesper Nyegaard Nissen, MSc	55	Chief Operating and Financial Officer
Christian Kanstrup(1)	51	Chief Executive Officer
(1)	Mr. Kanstrup entered into an agreement to join us on August 24, 2023, and joined us on September 1, 2023.

The following is a brief summary of the prior business experience of the members of our executive management:

Birgitte Rønø, Ph.D., joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years of experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise.

Andreas Holm Mattsson Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology™ platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.

Jesper Nyegaard Nissen, M.Sc. joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions in Novo Nordisk anchored in research, development and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures.

Christian Kanstrup joined us on September 1, 2023. Christian Kanstrup has more than 25 years of experience in the life science industry, coming from a position of Executive Vice President at Mediq before joining Evaxion. Prior to that, Christian held a broad range of senior management roles at Novo Nordisk A/S, latest as Senior Vice President and global head of Biopharm Operations. Prior to that Christian among others held senior leadership roles within the commercial part of the business as well as within strategy and corporate development. Christian also holds various board and advisory positions in the life science industry, advising on corporate strategy and company growth.

In March 2023, Dr. Erik Deichmann Heegaard, our Chief Medical Officer, or CMO, at the time was terminated and Dr. Norlén who was our CEO at the time along with our Vice President of Clinical Development assumed Dr. Heegaard’s duties as CMO.

In July 2023, Bo Karmark, our Chief Financial Officer, or CFO, stepped down and Jesper Nyegaard Nissen assumed Bo Karmark’s duties as CFO.

In August 2023, Per Norlén, our Chief Executive Officer, or CEO, stepped down and Christian Kanstrup assumed Per Norlén duties as CEO.

Family Relationships

There are no family relationships among any of our directors and/or executive management.

6.B. Compensation

Compensation of Executive Management and Directors

As of the date of this Form 20-F, our executive management consists of our Chief Executive Officer, Chief Operating Officer / Chief Financial Officer, Chief AI Officer, and Chief Scientific Officer. The members of our executive management are eligible to receive an annual performance-based cash bonus subject to certain predefined corporate and individual goals as determined by our board of directors on an annual basis. The members of our executive management are also eligible to receive an extraordinary bonus at the discretion of our board of directors.

The following table presents compensation received by our executive management, for the years ended December 31, 2023, 2022, and 2021.

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Christian Kanstrup (CEO) (7)
Salary	116	—	—
Bonus	—	—	—
Other employee benefits	25	—	—
Total	141	—	—
Bo Karmark (CFO) (8)
Salary	269	160	—
Bonus	65	74	—
Other employee benefits	31	35	—
Total	365	269	—
Jesper Nygaard Nissen (COO and CFO) (9)
Salary	269	209	—
Bonus	—	44	—
Other employee benefits (10)	27	39	—
Total	296	292	—
Lars Staal Wegner (5)
Salary	—	352	378
Bonus	—	71	105
Other employee benefits	—	(16)	127
Total	—	407	610
Niels Iversen Møller (CBO) (2)
Salary	—	67	245
Bonus	—	6	23
Other employee benefits	—	2	—
Total	—	75	268
Andreas Holm Mattsson (CAIO)
Salary	233	229	245
Bonus	—	68	45
Other employee benefits	13	22	—
Total	246	319	290
Erik Deichmann Heegaard, Ph.D., DMSc (CMO) (3)
Salary	269	265	214
Bonus	—	52	52
Other employee benefits	70	162	266
Total	339	479	532
Birgitte Rønø, Ph.D. (CSO) (4)
Salary	233	235	110
Bonus	—	45	33
Other employee benefits	36	56	56
Total	269	336	199
Per Norlén (CEO) (6)
Salary	348	85	—
Bonus	—	8	—
Other employee benefits	3	21	—
Total	351	114	—
Glenn S. Vraniak (1)
Salary	—	—	310
Bonus	—	—	73
Other employee benefits	—	—	65
Total	—	—	448
(1)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(2)	Effective November 1, 2021, Mr. Møller became our Interim Chief Business Officer.
(3)	Dr. Heegaard joined our company in April 2021 as CMO. Dr. Heegaard has been terminated as CMO in March 2023.

(4)	Dr. Rønø was appointed Chief Scientific Officer in September 2021. Prior to September 2021, Dr. Rønø was a non-executive employee. The salary for the year ended December 31, 2021, above is for the period July 1, 2021, to December 31, 2021, as Dr. Rønø took the responsibility on July 1, 2021.
(5)	Dr. Wegner stepped down as CEO in September 2022 and Dr. Wegner’s employment terminated at December 31, 2022.
(6)	Dr. Norlén was appointed Chief Executive Officer in October 2022. Dr. Norlén resigned as the Chief Executive Officer of the Company effective August 31, 2023.
(7)	Mr. Kanstrup was appointed Chief Executive Officer in September 2023. The salary above is for the period September 1, 2023, to December 31, 2023, as Mr. Kanstrup took the responsibility on September 1, 2023.
(8)	Bo Karmark stepped down as CFO in July 2023 and Mr. Karmark’s employment ends without further notice on February 29, 2024.
(9)	Following the termination of Mr. Karmark, on August 1, 2023, Jesper Nyegaard Nissen took on the duties of the Chief Financial Officer, acting as interim CFO.
(10)	Bonus and other employee benefits regarding 2023 will be paid out in January 2024.

The following table lists compensation to our board of directors for the years ended December 31, 2023, 2022, and 2021:

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors) (1)
Board and committee fees	145	132	121
Other Fee	17	23	—
Share-based compensation(7)	31	10	45
Total	193	165	166
Roberto Prego
Board and committee fees	63	57	55
Other Fee	—	—	—
Share-based compensation(7)	5	5	14
Total	68	62	69
Steven Projan(6)
Board and committee fees	24	63	59
Other Fee	—	—	—
Share-based compensation	(2)	5	14
Total	22	68	73
Lars Holtug (4)
Board and committee fees	59	59	36
Other Fee	—	—	—
Share-based compensation(7)	5	5	14
Total	64	64	50
Helen M. Boudreau (2)
Board and committee fees	—	—	24
Other Fee	—	—	—
Share-based compensation	—	—	—
Total	—	—	24
Jo Ann Suzich (3)
Board and committee fees	—	—	18
Other Fee	—	—	—
Share-based compensation	—	—	—
Total	—	—	18
Niels Iversen Møller (5)
Board and committee fees	52	45	—
Other Fee	—	—	—
Share-based compensation(7)	6	4	—
Total	58	49	—
(1)	Ms. Søgaard was appointed as Chairman of the Board on November 25, 2020.
(2)	Ms. Boudreau elected not to stand for re-election to the Board in 2021.
(3)	Ms. Suzich elected not to stand for re-election to the Board in 2021.
(4)	Mr. Holtug was elected as a member of the Board at the 2021 Annual General Meeting held on May 25, 2021.
(5)	Dr. Møller was appointed as a member of the Board in 2022.
(6)	Dr. Projan stepped down from his position as member of the Board effective from May 24, 2023.
(7)	Share-based compensation regarding 2023 amounts are related to warrants granted by the Board on December 11, 2023.

No member of the board of directors is entitled to any kind of compensation upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

The following table lists aggregate compensation to our employees, excluding executive management and board of directors, and subsequently aggregate executive management compensation and Board of Directors compensation for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Employee costs, excluding Executive Management and Board of Directors
Salaries	6,333	6,201	5,743
Cash bonus	328	421	337
Share-based compensation	229	592	778
Other social security contributions	19	19	28
Other staff costs	216	389	364
Total employee costs, excluding Executive Management and Board of Directors	7,125	7,622	7,250
Executive Management compensation
Salaries	1,737	1,602	1,502
Cash bonus	65	368	331
Share-based compensation	205	321	514
Other social security contributions	—	—	—
Other staff costs	—	—	—
Total Executive Management compensation	2,007	2,291	2,347
Board of Directors compensation
Board and committee fees	360	379	313
Travel allowance	—	—	—
Share-based compensation	45	29	87
Total board of directors compensation	405	408	400
Total employee costs	9,537	10,321	9,997
Recognized as follows in the Statement of Comprehensive Loss:
Research and development expenses	6,405	8,156	7,845
General and administrative expenses	3,132	2,165	2,152
Total employee costs	9,537	10,321	9,997
Average number of full-time employees	55	62	53
Number of full-time employees	49	63	61

Executive Management Agreements

Christian Kanstrup, M.Sc.

In August 2023, we entered into an executive service contract with Mr. Kanstrup, who started in September 2023. Mr. Kanstrup’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Kanstrup’s employment under the executive service contract continues until terminated by us or Mr. Kanstrup. We may terminate Mr. Kanstrup’s employment for any reason with 9 months’ notice and Mr. Kanstrup may terminate his employment with three months’ notice.

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

Jesper Nyegaard Nissen, M.Sc.

In January 2022, we entered into an executive service contract with Mr. Nissen, which started in March 2022. Mr. Nissen’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Nissen’s employment under the executive service contract continues until terminated by us or Mr. Nissen. We may terminate Mr. Nissen’s employment for any reason with 9 months’ notice and Mr. Nissen may terminate his employment with three months’ notice.

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

Warrants granted during 2023

During 2023, the Company granted 416,074 warrants, of which 248,750 were granted to members of the Company’s executive management team as follows; 169,167 were granted to its Chief Executive Officer (“CEO”), 6,250 were granted to its Chief AI Officer, 12,500 were granted to its Chief Scientific Officer and 12,500 were granted to its Chief Operating Officer. All granted employee and management warrants vest monthly over 36 months. Board warrants vest monthly over twelve months. The weighted average exercise price of the warrants granted during 2023 was USD 1.30 per warrant.

Warrants granted during 2022

During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI Officer (“CAIO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 61,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 45,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 53,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months. The weighted average exercise price of the warrants granted during 2022 was USD 2.24 per warrant.

Warrants granted during 2021

In June 2021, 62,147 warrants were granted to the Chief Medical Officer with an exercise price of DKK 1 per warrant. The warrants vest over 36 months.

In December 2021, 523,599 warrants were granted to employees, members of the board of directors and members of executive management with an exercise price of USD 5.38 per warrant. The warrants vest over 36 months for employees and executive management. For the board of directors warrants vested immediately.

Warrants granted up until year-end 2020

On December 17, 2020, our board of directors approved the issuance and allocation of 581,796 warrants. Said warrants were granted in the years 2018, 2019 and the first quarter of 2020, but were only formally issued on December 17, 2020. Our board of directors additionally issued and approved the issuance and allocation of 175,824 warrants on December 17, 2020, which were granted during the second, third and fourth quarter of 2020. The terms and conditions of warrants granted for the years 2016 - 2018 are set out in appendices 1-3 of our articles of association and the terms and conditions of warrants granted for years 2019 and 2020 are set out in appendix 5 of our articles of association.

General matters related to warrants

As of December 31, 2023, our board of directors is authorized to issue an additional 6,568 warrants during the period ending January 3, 2026, to members of the Company’s Board, Executive Management as well as key-employees, advisors and consultants.

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

Warrants granted before or during 2019 expire on December 31, 2036. Warrants granted thereafter expire 10 years after the grant date.

The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2023.

		Number of
		Ordinary
		Shares
		Underlying
Name	Grant Date	Warrants
Marianne Søgaard (Chairman)	2018-2023	464,222
Niels Iversen Møller (Director)	2023	30,257
Lars Holtug (Director).	2021-2023	14,583
Roberto Prego (Director)	2017-2018, 2021-2023	140,659
Christian Kanstrup (CEO)	2023	628,726
Andreas Holm Mattsson (CAIO)	2022-2023	96,397
Birgitte Rønø (CSO)	2017-2019, 2021-2022	148,641
Jesper Nyegaard Nissen (COO)	2022-2023	95,098

Warrants granted to investors and consultants

Warrants granted during 2023

In August the company granted 150,000 warrants to a consultant. 37,500 of such warrants vested on November 20, 2023, 12,500 warrants vest on February 20, 2024, as the consultancy contract has been terminated and warrants equal to the cancelled period were cancelled. The warrants granted and vested may be exercised until and including September 19, 2026.

Furthermore, In December the company granted 9,726,898 warrants to investors. Such warrants vested immediately and may be exercised until December 21, 2026.

As of December 31, 2023, our board of directors is authorized to issue 728,964 warrants to the company’s investors during the period ending November 23, 2025. As of December 31, 2023, our board of directors is authorized to issue 20,123,102 warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries during the period ending May 1, 2027.

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

6.C. Board practices

Members of Our Board of Directors

Our Board of Directors

The following table sets forth certain information relating to our board of directors as of the date of this annual report. The terms of office of all of our directors expire at the next annual general meeting to be held in 2024.

From the time that Dr. Projan stepped down from the board of directors effective in May 2023 until Ms. Søgaard was deemed to be an independent director in December 2023, we relied on home country rules of Denmark that did not require a majority of our board to consist of independent directors and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(b)(1).

				Year of first	Expiration
Name	Position	Age	Independent	appointment	of current term
Marianne Søgaard(1)(2)(3)(4)	Chairman	55	Independent	2020	2024
Roberto Prego(1)(2)(3)(4)	Member	53	Independent	2018	2024
Lars Holtug(2)(3)	Member	65	Independent	2021	2024
Niels Iversen Møller(1) (4)	Member	45	No	2022	2024
(1)	Member of Nomination and Corporate Governance Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Capital Market, Communication and Business Development Committee

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

Lars Holtug joined us in 2021. Mr. Holtug was a partner at PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab, or PwC from 1993 to 2015. Mr. Holtug also currently serves as a board member of Ascendis Pharma and a chairman of Erhvervsinvest Management A/S, a private equity investment firm, Gaming Investment A/S, a gaming solutions provider, and its seven subsidiaries, and of Caretag ApS, a healthcare technology company. Previously, he was Chairman of PwC in Denmark from 2005 to 2009. From 2004 to 2015, Mr. Holtug was a member of the Danish Commercial Appeals Board (Erhvervsankenaevnet) and a board member of the Danish Company law association (Dansk Forening for Selskabsret). He was also a member of the Accounting Standards Board of the Federation of State Authorized Accountants in Denmark (Foreningen af Statsautoriserede Revisorer) from 1998 to 2002, and a member of the Auditing Standards Board from 1993 to 1998. Mr. Holtug holds an M.Sc. from Copenhagen Business School and is educated as a state authorized public accountant in Denmark.

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

Director Compensation Policy

Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2023. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2023:

Board Member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Audit, Nominating and Corporate Governance, Compensation, Capital Market Communication and BD Committee	$163,000
Roberto Prego	Director	Audit, Nominating and Corporate Governance, Compensation Committee, Capital Market,Communication and BD Committee	$63,000
Niels Iversen Møller	Director	Capital Market, Communication and BD Committee, Nominating and Corporate Governance Committee	$74,000
Lars Holtug	Director	Audit, Compensation Committee	$59,000

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

Committees of our Board of Directors

Our board of directors has four standing committees: an Audit Committee, a Compensation Committee, a Capital Market, Communication and BD Committee, and a Nomination and Corporate Governance Committee.

Audit Committee

The audit committee consists of Lars Holtug, Marianna Søgaard and Roberto Prego, and assists the board of directors in over, seeing our accounting and financial reporting processes. Mr. Holtug serves as chairperson of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Holtug is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules as of December 31, 2023, and prior to that date we relied on home country rules of Denmark that did not prohibit non-independent audit committee members and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(c)(2). The audit committee has been in compliance with Nasdaq Rule 5605(c)(3). The audit committee will be governed by a charter that complies with Nasdaq rules.

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

Compensation Committee

The compensation committee consists of Roberto Prego, Lars Holtug and Marianne Søgaard. Mr. Prego serves as chairperson of the compensation committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our board of directors has determined that all of the members of the compensation committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. Until December 2023, Ms. Søgaard was not deemed to be independent under Nasdaq Rule 5605(a)(2)(A), since as noted herein, she was an executive and legal adviser of our company during the past three (3) years, but we relied on home country rules of Denmark that did not require a compensation committee, and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Rule 5605(d)(2).

The compensation committee’s responsibilities include, among other things:

●	At least annually, review the compensation philosophy of the Company
●	Obtain information on market trends in executive compensation and shall review the competitiveness of the Company’s executive compensation programs to ensure (i) the attraction and retention of officers

●	At least annually, review and recommend to the Board for approval the corporate goals and objectives relevant to CEO and other officer compensation, evaluate CEO and officer performance in light of those goals and objectives, and review and recommend to the Board all compensation of the Company’s officers based on such evaluation
●	Periodically and as and when appropriate, review and recommend to the Board the following as they affect the Company’s officers: (i) any employment agreements and severance arrangements, including any amendments, supplements or changes thereto; (ii) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits and (iii) any special or supplemental compensation and benefits for the officers and individuals who formerly served as officers, including supplemental retirement benefits and the perquisites provided to them during and after employment
●	Oversee the Company’s compliance with the requirement under Nasdaq rules that, with limited exceptions, shareholders approve equity compensation plans. Subject to such shareholder approval, or otherwise required by the Exchange Act, the Code or other applicable law, the Committee shall have the power to periodically review and make recommendations to the Board regarding annual bonus, long-term incentive compensation, equity awards, employee pension and welfare benefit plans including 401(k) plans, employee share purchase plans, long-term incentive plans, management incentive plans and others and with respect to each plan shall have responsibility for making recommendations to the Board
●	Be responsible for recommending that the Board certify that any and all performance targets used for any performance-based compensation plans have been met before payment of any officer bonus or compensation or exercise of any officer award granted under any such plan(s)
●	Periodically review and make recommendations to the Board regarding policies concerning perquisite benefits
●	Determine the Company’s policy with respect to change of control or “parachute” payments
●	Monitor the Company’s compliance with applicable legal requirements of the Sarbanes Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable local laws and regulations relating to employee compensation and benefits
●	Review and make recommendations regarding the compensation policies applicable to all employees of the Company, including periodic reviews of the adequacy of the Company’s compensation structure, performance review procedures, employee turn-over and retention, successorship plans and other human resource issues
●	Review and discuss with the Executive Management of the Company the compensation disclosures to be included in the Company’s filings and submissions with the SEC
●	Periodically review and make recommendations to the Board with respect to the compensation of the Board’s non-management board members
●	Annually and with input from the Nominating and Corporate Governance Committee of the Board if deemed appropriate, perform an evaluation of the performance of the Committee and its members,
●	Annually and with input from the Nominating and Corporate Governance Committee if deemed appropriate, review and reassess this Charter and submit any recommended changes to the Board for its consideration

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee consists of Roberto Prego, Niels Iversen Møller and Marianne Søgaard. Mr. Prego serves as chairperson of the nomination and corporate governance committee. Both Mr. Prego and Ms. Søgaard (as of December 2023) meet Nasdaq’s independence requirements for membership on the Nomination and Corporate Governance Committee. Prior to December 2023, we relied on home country rules of Denmark that did not require a nomination and corporate governance committee and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(e)(1). Mr. Møller is not deemed to be independent under Nasdaq Rule 5605(a)(2)(A), since as noted herein, he was an executive of our company during the past three (3) years. However, due to the fact that our Board of Directors, or the Board, consists of only four (4) members, three (3) of which are independent, and these three (3) independent directors serve on either our Audit Committee or our Compensation Committee or both, the Board believes that it would be unduly burdensome to have all of these same three (3) Board members also serve on the Nomination and Corporate Governance Committee. Based on these circumstances, and the fact that each of the independent members of the Board considers Mr. Møller to be highly qualified to serve on the Nomination and Corporate Governance Committee, the Board has determined that Mr. Møller’s membership on the Nomination and Corporate Governance Committee is required by the best interests of our company and our shareholders and, therefore, is relying on the Exceptional and Limited Circumstance exception for non-independent nominations committee members provided by Nasdaq Rule 5605(e)(3). The Board recognizes that Mr. Møller may only serve on the Nomination and Corporate Governance Committee for two (2) years under the exception provided by Rule 5605 (e)(3), unless he meets Nasdaq’s independence requirements for serving on the Nomination and Corporate Governance Committee at the end of such two-year term.

The Nomination and Corporate Governance Committee’s responsibilities include, among other things:

●	Prior to each annual meeting of stockholders at which board members are to be elected or reelected, the Committee shall recommend to the Board for nomination by the Board such candidates as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.
●	After a vacancy arises on the Board or a member of the Board advises the Board of his or her intention to resign, the Committee shall recommend to the Board for appointment by the Board to fill such vacancy, such prospective member of the Board as the Committee, in the exercise of its judgment, has found to be well qualified and willing and available to serve.
●	Annually, review the performance of each current board member and shall consider the results of such evaluation when determining whether or not to recommend the nomination of such board member for an additional term.
●	In appropriate circumstances, the Committee, in its discretion, shall consider and may recommend the removal of a board member for cause, in accordance with the applicable provisions of the Rules of Procedure and applicable law.
●	Oversee the Board in the Board’s review of its performance (including its composition and organization), which will occur once per fiscal year, and will make appropriate recommendations to improve performance.
●	Make recommendations to the Board regarding governance matters, including, but not limited to, the Rules of Procedure, this Charter and the charters of the Board’s other committees.
●	Review and assess the composition of the various committees of the Board and recommend, for approval by the Board, the assignment and rotation of Board members to such committees.
●	Develop, review, and recommend to the Board the Rules of Procedure and, on a regular basis, review and recommend revisions to the Rules of Procedure.
●	Develop and recommend to the Board a policy regarding the consideration of candidates to the Board recommended by the Company’s security holders and procedures for submission by security holders of nominee recommendations to the Board.
●	Consider, develop, and recommend to the Board such policies and procedures with respect to the nomination of members to the Board or other corporate governance matters as may be required or required to be disclosed pursuant to any rules promulgated by the Securities and Exchange Commission, Nasdaq, or otherwise considered to be desirable and appropriate in the discretion of the Committee.

●	Review the leadership structure of the Board and provide the Board with any recommendations for changes in such leadership structure.
●	Recommend to the Board the employment and appointment of future executive officers, as well as promotion and changes in position of incumbent executive officers upon review of their performance.
●	Periodically report to the Board on its findings and actions.
●	At least annually, perform an evaluation of the performance of the Committee and its members, including a review of the Committee’s compliance with this Charter, and provide any written material with respect to such evaluation to the Board, as appropriate, including any recommendations for changes in procedures or policies governing the Committee. The Committee shall conduct such evaluation and review in such manner as it deems appropriate.
●	Review and reassess this Charter at least annually and submit any recommended changes to the Board for its consideration.

Capital Market, Communication and BD Committee

The Capital Market, Communication and BD Committee consists of Marianne Søgaard, Roberto Prego and Niels Iversen Møller. Marianne Søgaard serves as chairperson of the Capital Market, Communication and BD Committee.

The committee will review and comment on the Company’s business development, capital market strategy and/or plan and whether the Company is being properly valued and positioned with shareholders whose investment objectives are consistent with the Company’s strategy of creating and attaining long-term shareholder value. Specifically, the Committee will:

●	Review and assess the overall capital markets activities, business development and communication strategy and/or plan periodically to determine its status and progress.
●	Periodically review issues that affect capital markets activities, business development and communication including trends in corporate governance, shareholder activism, and regulatory actions.
●	Monitor the results of the capital market activities, business development and communication strategy and/or plan and offer suggestions for improvement.
●	Ensure that Executive Management has allocated adequate resources to support the implementation and achievement of the objectives of the capital market activities, business development and communication strategy and/or plan
●	Based on information provided by the Executive Management, make recommendations — as necessary — to the Board on possible actions with regard to shareholder engagement and value
●	Receive and review information from various sources as necessary.
●	Participate to the extent necessary or desirable in meetings with investors or potential investors

6.D. Employees

As of December 31, 2023, 2022 and 2021, Evaxion had 49, 63, and 61 employees, respectively. All of our employees are engaged in either general and administrative or research and development functions. Our employees may be a member of a labor union but are not covered under a collective bargaining agreement. For a further description of our employees, see the section entitled “Business - Employees” in this annual report.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Warrant Incentive Plan.”

Item 7.Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table presents information, as of March 15, 2024, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;
●	each of our directors and members of our executive management individually; and
●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 15, 2024, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of 52,150,546 ordinary shares, DKK 1 nominal value per share, each outstanding as of March 15, 2024. Ordinary shares that a person has the right to acquire within 60 days of March 15, 2024, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
NIMedical Holding ApS(1)	4,232,893	8.12
Mattsson Holding af 2008 ApS(2)	4,142,521	7.94
Merck Global Innovation Fund LLC (3)	7,720,588	14.18
Executive Management
Christian Kanstrup (4)	1,502,414	2.84
Jesper Nyegaard Nissen(6)	103,157	*
Birgitte Rønø(7)	152,711	*
Andreas Holm Mattsson(5)	4,270,226	8.18
Directors
Marianne Søgaard(11)	1,697,047	3.20
Lars Holtug(10)	158,726	*
Roberto Prego(8)	539,904	1.03
Niels Iversen Møller(9)	4,293,687	8.23
All current directors and executive management, as a group (11 persons)	12,717,872	23.42
*	Represents beneficial ownership of less than 1%
(1)	Consists of 4,232,893 ordinary shares held by NIMedical Holding ApS, which is a personal investment company wholly owned by Dr. Møller.
(2)	Consists of 4,142,521 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly owned by Mr. Mattsson.
(3)	Includes 2,297,794 shares subject to warrants that are exercisable within 60 days of March 15, 2024.

(4)	Includes 767,120 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(5)	Includes 72,558 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(6)	Includes 66,392 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(7)	Includes 115,946 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(8)	Includes 137,744 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(9)	Includes 25,696 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(10)	Includes 85,197 shares subject to warrants that are exercisable within 60 days of March 15, 2024.
(11)	Includes 880,032 shares subject to warrants that are exercisable within 60 days of March 15, 2024.

Holdings by United States Shareholders

As of March 15, 2024, approximately six percent 6% of our issued and outstanding ordinary shares were held by ten (10) United States record holders. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

Significant Changes in Percentage Ownership

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. To Evaxion’s knowledge, and other than changes in percentage ownership as a result of the shares issued in connection with Evaxion’s initial public offering in the United States, the two follow on public offerings and the private placement there has been no significant change in the percentage ownership held by the major shareholders listed above in the last three years, except as discussed in “Item 7.B. Related Party Transactions.”

7.B. Related Party Transactions

There are no grants, agreements, and transactions since January 1, 2017, in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive management or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

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

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in our EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of our patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work we performed under a collaboration agreement we entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names us and certain of our employees as the sole inventors of the invention.

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

It is our position that we and our employees are the sole inventors of the invention. We believe that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. We intend to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, we do not expect that the claim would have a material impact on our rights to use the Invention in the development and commercialization of EVX-01, as we believe that such rights are covered by our current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent us from developing and commercializing our EVX-01 product candidate. As of December 31, 2023, the opinion of our legal counsel is that the ongoing legal proceedings will not have a material impact on our future financial results or business operations.

In May of 2023, court proceedings were paused, and non-court mediated negotiations between us and SSI began. As of December 31, 2023, we have reached terms with SSI which do not include compensation from Evaxion to SSI, however the formal agreements between the parties are still pending execution through the date of issuance of this Form 20-F.

Other than the SSI claim described above, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Evaxion is aware) that may have or have had in the recent past (covering the 12 months immediately preceding the date of this annual report), significant effects on Evaxion’s financial position or profitability.

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

8.B. Significant changes

See Note 24 “Events After the Reporting Period” to the audited consolidated financial statements included elsewhere in this Form 20-F.

Item 9.The Offer and Listing

9.A. Offer and Listing Details

ADSs/Ordinary shares

Our ADSs, each representing ten ordinary shares of ours, with a DKK 1 nominal value per share, have been listed on The Nasdaq Capital Market since February 5, 2021. Our ADSs trade under the symbol “EVAX.” Prior to that date, there was no public trading market for our ADSs.

ADS Ratio change

On January 22, 2024, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing one ordinary share to a new ADS Ratio of one ADS representing ten ordinary shares of the Company. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

For a description of our publicly-traded ADSs, see “Item 9.A. Offer and Listing Details—ADSs/Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10.Additional Information

10.A.Share Capital

Development of the Share Capital

As of March 15, 2024, our registered, issued and outstanding share capital was nominal DKK 52,150,546 divided into 52,150,546 ordinary shares of DKK 1. The development of our share capital since December 31, 2016, to March 15, 2024, is set forth in the table below. The below Price Per share (DKK) is based on the registrations with the Danish Business Authority. The number of shares and price per share presented in the table below, do not reflect the one to ten ADS ratio change effective January 22, 2024.

		Share Capital	Price Per
		After	Share
Date	Transaction	Transaction	(DKK)
August 2008	Formation (Nominal DKK 1)	250,000	1.00
March 2014	Cash contribution (Nominal DKK 1)	268,148	120.00
December 2014	Cash contribution (Nominal DKK 1)	316,751	178.22
December 2015	Cash contribution (Nominal DKK 1)	336,549	435.76
March 2016	Cash contribution (Nominal DKK 1)	342,880	432.12
September 2017	Cash contribution (Nominal DKK 1)	358,806	1,034.75
March 2019	Transfer of reserves (Nominal DKK 1)	717,612	1.00
July 2019	Cash contribution and debt conversion (Nominal DKK 2)	836,994	914.71	(avg)
December 2019	Cash contribution (Nominal DKK 1)	843,564	1,037.50
September 2020	Cash contribution (Nominal DKK 1)	884,974	1,002.90
October 2020	Cash contribution (Nominal DKK 1)	899,926	1,008.45
January 2021	Share split 2-for-1 (Nominal DKK 1)	899,926	—
January 2021	Bonus share issuance 17-for-1 (Nominal DKK 1)	16,198,668	—
February 2021	Initial public offering (3,000,000 ADSs / 3,000,000 new share issue)	19,198,668	61.99
November 2021	Follow-on public offering (3,942,856 ADSs / 3,942,856 new share issue)	23,141,524	45.00
November 2021	Cash contribution (Nominal DKK 1)	23,203,808	1.00
April 2022	Cash contribution (Nominal DKK 1)	23,257,880	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,350,193	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,387,858	1.00
June 2022	LPC Purchase Agreement (428,572 ADSs / 428,572 new share issue)	23,816,430	19.54
June 2022	Cash contribution (Nominal DKK 1)	23,833,694	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,926,007	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,967,092	1.00
September 2022	Cash contribution (Nominal DKK 1)	23,977,928	1.00
October 2022	JonesTrading Sales Agreement (23,405 ADSs / 23,405 new share issue)	24,001,333	21.67
October 2022	JonesTrading Sales Agreement (26,396 ADSs / 26,396 new share issue)	24,027,729	21.83
October 2022	JonesTrading Sales Agreement (64,601 ADSs / 64,601 new share issue)	24,092,330	22.60
December 2022	Cash contribution (Nominal DKK 1)	24,134,963	1.00
December 2022	JonesTrading Sales Agreement (4,450 ADSs / 4,450 new share issue)	24,139,413	15.62
January 2023	JonesTrading Sales Agreement (186,584 ADSs / 186,584 new share issue)	24,325,997	13.82
January 2023	JonesTrading Sales Agreement (447,829 ADSs / 447,829 new share issue)	24,773,826	13.40
January 2023	JonesTrading Sales Agreement (94,278 ADSs / 94,278 new share issue)	24,868,104	12.59
January 2023	JonesTrading Sales Agreement (259,407 ADSs / 259,407 new share issue)	25,127,511	12.24
January 2023	JonesTrading Sales Agreement (79,657 ADSs / 79,657 new share issue)	25,207,168	11.47
January 2023	JonesTrading Sales Agreement (71,678 ADSs / 71,678 new share issue)	25,278,846	11.19
February 2023	JonesTrading Sales Agreement (96,271 ADSs / 96,271 new share issue)	25,375,117	12.42
February 2023	JonesTrading Sales Agreement (1,003,802 ADSs / 1,003,802 new share issue)	26,378,919	13.86
February 2023	JonesTrading Sales Agreement (42,808 ADSs / 42,808 new share issue)	26,421,727	11.79
March 2023	JonesTrading Sales Agreement (16,280 ADSs / 16,280 new share issue)	26,438,007	8.94
May 2023	Cash contribution (Nominal DKK 1)	26,572,737	1.00
May 2023	Cash contribution (Nominal DKK 1)	26,623,862	1.00
June 2023	Cash contribution (Nominal DKK 1)	26,773,862	1.00
June 2023	JonesTrading Sales Agreement (861,614 ADSs / 861,614 new share issue)	27,635,476	12.03
June 2023	Cash contribution (Nominal DKK 1)	27,640,300	1.00
July 2023	JonesTrading Sales Agreement (11,348 ADSs / 11,348 new share issue)	27,651,648	8.43
September 2023	Cash contribution (Nominal DKK 1)	27,662,484	1.00
September 2023	JonesTrading Sales Agreement (54,099 ADSs / 54,099 new share issue)	27,716,583	5.50
September 2023	JonesTrading Sales Agreement (51,750 ADSs / 51,750 new share issue)	27,768,333	5.33
September 2023	JonesTrading Sales Agreement (45,807 ADSs / 45,807 new share issue)	27,814,140	5.29
October 2023	JonesTrading Sales Agreement (54,829 ADSs / 54,829 new share issue)	27,868,969	6.04
November 2023	JonesTrading Sales Agreement (50,281 ADSs / 50,281 new share issue)	27,919,250	7.92
November 2023	JonesTrading Sales Agreement (19,387 ADSs / 19,387 new share issue)	27,938,637	4.95
November 2023	JonesTrading Sales Agreement (77,119 ADSs / 77,119 new share issue)	28,015,756	5.08
November 2023	JonesTrading Sales Agreement (43,950 ADSs / 43,950 new share issue)	28,059,706	5.19
November 2023	JonesTrading Sales Agreement (21,136 ADSs / 21,136 new share issue)	28,080,842	5.40
November 2023	JonesTrading Sales Agreement (24,316 ADSs / 24,316 new share issue)	28,105,158	5.61
December 2023	JonesTrading Sales Agreement (65,724 ADSs / 65,724 new share issue)	28,170,882	5.63
December 2023	Capital increase (PIPE) (9,726,898 ADSs / 9,726,898 new share issue)	37,897,780	3.71
January 2024	Cash contribution (Nominal DKK 1)	37,906,996	1.00
January 2024	JonesTrading Sales Agreement (263,355 ADSs / 2,633,550 new share issue)	40,540,546	6.73
February 2024	Public offering (445,000 ADSs / 4,450,000 new share issue)	44,990,546	2.76
February 2024	Public offering (312,500 ADSs / 3,125,000 new share issue)	48,115,546	2.74
February 2024	Cash contribution (Nominal DKK 1)	50,090,546	1.00
February 2024	Cash contribution (Nominal DKK 1)	52,150,546	1.00

10.B.Memorandum and Articles of Association

The following describes our issued share capital, summarizes the material provisions of our articles of association and highlights certain differences in corporate law in the Kingdom of Denmark and Delaware corporate law, the law under which many publicly listed companies in the United States are incorporated. Please note that this summary is not intended to be exhaustive. For further information, please refer to the full version of our articles of association, which are included as an exhibit to this annual report.

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

General

We were incorporated under the laws of the Kingdom of Denmark on August 11, 2008, as a private limited liability company (in Danish: Anpartsselskab, or ApS) under Danish law and are registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number 31762863. On March 29, 2019, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). Our principal executive offices are located at Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark and our telephone number is +45 31 31 97 53. Our website address is www.evaxionbiotech.com. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this annual report. We have included our website address as an inactive textual reference only.

Authorizations to the Board of Directors

As of March 15, 2024, our board of directors is authorized to increase the share capital as follows:

●	The board of directors is until November 23, 2025, authorized, on or more occasions, to issue warrants to the company’s investors entitling the holder to subscribe shares for a total of up to nominal value of DKK 728,964 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be equal to the nominal value of the company’s shares, currently DKK 1. The board of directors shall determine the terms for the warrants issued and distribution hereof.
●	The board of directors is until January 3, 2026, authorized at one or more times to increase the company’s share capital by the issuance of new shares with up to nominal DKK 11,000,000 with pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization shall be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount price as determined by the board of directors.
●	The board of directors is until January 3, 2026, authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company’s shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA.
●	The board of directors is until January 3, 2026, authorized at one or more times to issue warrants to members of our board of directors and executive management, as well as to key employees, advisors and consultants, and to increase our share capital by up to nominal DKK 1,000,000 without preemptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof.

●	The board of directors is until May 1, 2027, authorized at one or more times to increase the company’s share capital by up to nominal DKK 32,756,450 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of ADSs representing such shares. Nominal DKK 18,265,000 shares are reserved for the issuance of shares in connection with the exercise of prefunded warrants.

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

The description below merely contains a summary of the applicable terms and conditions and does not purport to be complete. As of March 15, 2024, we have issued and outstanding 2,750,750 warrants (excluding the 351,036 EIB warrants and 9,726,898 2023 SPA Investor Warrants) that each confer the right to subscribe to nominal DKK 1 shares. Our warrants have previously been granted, on the dates, and with exercise prices as set forth below:

				Number of
Grant Date	Vesting Period	Expiration Date	Exercise Price	Warrants
December 19, 2016	Upon IPO Event	December 31, 2036	DKK 1.0	758,448
December 10, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	632,700
December 19, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	141,804
December 17, 2020	See vesting principles below	December 31, 2031	DKK 1.0	757,620
June 2021	See vesting principles below	December 31, 2031	DKK 1.0	62,147
December 7, 2021	See vesting principles below	December 31, 2031	USD 5.38	523,599
March 11, 2022	See vesting principles below	December 31, 2031	USD 2.96	35,000
June 14, 2022	See vesting principles below	December 31, 2031	USD 1.83	65,000
September 2022	See vesting principles below	December 31, 2031	USD 2.42	11,000
December 2022	See vesting principles below	December 31, 2031	USD 2.23	380,612
March 2023	See vesting principles below	December 31, 2031	USD 1.90	10,000
September 2023	See vesting principles below	December 31, 2031	USD 1.02	100,000
September 2023	See vesting principles below	September 19, 2026	USD 1.50	150,000
December 2023	See vesting principles below	December 31, 2031	USD 0.75	216,074
December 2023	See vesting principles below	December 31, 2031	USD 0.75	90,000
Exercised				(811,196)
Lapsed or annulled without exercise				(372,058)
Total issued and outstanding as of March 15, 2024				2,750,750

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

62,147 warrants granted on June 17, 2021, and on October 21, 2021, formally issued shall vest with 1/36th per month and vesting shall be calculated from April 1, 2021. For warrants granted on December 7, 2021, 500,683 warrants vest with 1/36th per month from January 1, 2022, and 22,916 warrants shall be deemed fully vested at the time of issuance.

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

11,000 warrants were granted on September 15, 2022. 5,000 warrants vest with 1/36 per month from August 1, 2022, and 6,000 warrants vest with 1/36 per month from August 8, 2022.

For 380,612 warrants granted on December 12, 2022, 2,500 warrants were fully vested per December 7, 2022, 50,000 warrants vest with 1/36 per month from December 7, 2022, 299,362 warrants vest with 1/36 per month from January 1, 2023, and 28,750 warrants vest with 1/12 per month from January 1, 2023.

10,000 warrants were granted on March 15, 2023. The warrants vest with 1/36th per month from January 1, 2023. 100,000 warrants were granted on September 1, 2023. The warrants vest with 1/36th per month from September 1, 2023. 150,000 warrants were granted in August 2023 to a consultant. 37,500 of which vested on November 20, 2023, 37,500 warrants vest on February 20, 2024, 37,500 warrants vest on May 20, 2024, and 37,500 vest on August 20, 2024. The warrants granted and vested may be exercised until and including September 19, 2026. 90,000 warrants granted on December 11, 2023. The warrants vest with 1/12th per month from January 1, 2024. 219,115 warrants granted on December 11, 2023. The warrants vest with 1/36th per month from January 1, 2024.

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

2023 SPA Investor Warrants

On December 18, 2023, we entered into a Securities Purchase Agreement with a group of certain investors including all members of the Company’s Management and Board of Directors, and MSD GHI, a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share. The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per ordinary share. The gross proceeds to us from the private placement were $5.3 million, with up to an additional $6.8 million of gross proceeds in the event of cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by us.

Our EIB Warrants

In connection with the EIB Loan Agreement, we agreed to issue the EIB Warrants to EIB in the event we draw on the EIB Loan. Under the terms of the EIB Warrant Agreement, we are obligated to issue up to an aggregate of 1,047,744 EIB Warrants in three separate tranches with each tranche of EIB Warrants to be issued upon a drawdown of a tranche of the EIB Loan in accordance with the following schedule: (i) 351,036 EIB Warrants upon a drawdown of the first tranche of the EIB Loan in the amount of €7.0 million; (ii) 345,672 EIB Warrants upon a drawdown of the second tranche of the EIB Loan in the amount of €6.0 million, upon shareholders’ approval and (iii) 351,036 EIB Warrants upon a drawdown of the third and final tranche of the EIB Loan in the amount of €7.0 million, upon shareholders’ approval. In November 2020, we initiated the process of making a draw down on the first tranche of the EIB Loan in the amount of €7.0 million and, in connection therewith, on December 17, 2020, and through the date of the annual report, our board of directors approved the issuance of 351,036 EIB Warrants to EIB.

Under the terms of the EIB Warrant Agreement, each EIB Warrant entitles EIB to subscribe for one ordinary share, nominal DKK 1, at an exercise price of DKK 1 per ordinary share. In addition, EIB has the right to cause us to net settle the exercise of the EIB Warrants in cash based on the value of our ordinary shares on the date of exercise thereof. Finally, upon the occurrence of certain events, including the completion of our initial public offering, the prepayment of the EIB Loan, the sale of all or substantially all of our issued share capital or assets, a change in control transaction, or Messrs. Mattsson and Moller cease to own and control directly or indirectly 25% or more of the voting rights or economic interest of our company, EIB has the right, but not the obligation, to cause us to purchase any EIB Warrant, or the Put Right. If EIB exercises its Put Right, we are required to pay EIB an amount equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. In the first six months following the completion of our initial public offering, the VWAP price to be paid by us is calculated for the entire period from the completion of our initial public offering until the exercise of the Put Right.

Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. As of the date of this annual report, the EIB Board of Governors has not granted any such special authorization to the EIB Board of Directors. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants it will do so on either a net cash settlement basis or by means of exercising its Put Right. In either case, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use proceeds from a public offering in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants.

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

At the latest, two weeks before a general meeting (inclusive of the day of the general meeting), we shall make the following information and documents available on our website.

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

Extraordinary general meetings must be held upon resolution of a general meeting to hold such a meeting or upon request of, the board of directors, our auditors or shareholders representing at least 1/20 of the registered share capital or such lower percentage as our articles of association may provide. Our articles of association do not state such a lower percentage.

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

Duties of Directors

Denmark. Public limited liability companies in Denmark are usually subject to a two-tier governance structure with the board of directors having the ultimate responsibility for the overall supervision and strategic management of the company in question and with an executive board/management being responsible for the day-to-day operations. Each Director and member of the executive board/management is under a fiduciary duty to act in the interest of the company but shall also take into account the interests of the creditors and the shareholders. Under Danish law, the members of the board of directors and executive management of a limited liability company are liable for losses caused by negligence whether shareholders, creditors or the company itself suffers such losses. They may also be liable for wrongful information given in the annual financial statements or any other public announcements from the company. An investor suing for damages is required to prove its claim with regard to the incurred loss, negligence and causation. Danish courts, when assessing negligence, have been reluctant to impose liability unless the directors and officers neglected clear and specific duties. This is also the case when it comes to liability with regard to public offerings or liability with regard to any other public information issued by the company.

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

Terms of the Members of our Board of Directors

Denmark. Under Danish law, the members of the board of directors of a limited liability company are generally appointed for an individual term of one year (terms may have a maximum period of 4 years). There is no limit to the number of consecutive terms the directors may serve. Pursuant to our articles of association, our directors are appointed by the general meeting of shareholders for a term of one year. The election of directors is, according to our articles of association, an item that shall be included on the agenda for the annual general meeting.

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

Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors but permits directorships to be divided into up to three classes, of relatively equal size, with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a “classified” board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

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

Stockholder Rights

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

Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event can a quorum consist of less than one third of the shares entitled to vote at a meeting.

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

Appraisal Rights

Denmark. The concept of appraisal rights does not exist under Danish law, except in connection with statutory redemptions rights according to the Danish Companies Act.

According to Section 73 of the Danish Companies Act, a minority shareholder may require a majority shareholder that holds more than 90% of the company’s registered share capital to redeem his or her shares.

Similarly, a majority shareholder holding more than 90% of the company’s share capital may, according to Section 70 of the same act, squeeze out the minority shareholders. In the event that the parties cannot agree to the redemption squeeze out price, this shall be determined by an independent evaluator appointed by the court. Additionally, there are specific regulations in Sections 249, 267, 285 and 305 of the Danish Companies Act that require compensation in the event of national or cross-border mergers and demergers. Moreover, shareholders who vote against a cross-border merger or demerger or cross-border conversion are, according to Sections 286, 306 and 318 m of the Danish Companies Act, entitled to have their shares redeemed.

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

Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired, or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own share’s if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

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

Section 203 of the Delaware General Corporation Law prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation’s voting stock, within three years after the person becomes an interested stockholder, unless:

●	the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction;
●	after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares;
●	owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or
●	after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder;
●	A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption.

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

Dividends

Denmark. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as amounts stated as retained earnings in the Company’s latest approved financial statements and reserves not being non-distributable under a statute or the Company’s articles of association, less retained earnings. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared.

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

Transfer Agent and Registrar

The transfer agent and registrar for our shares is Computershare A/S, Lottenborgvej 26 D, 1., DK-2800 Kgs. Lyngby, Denmark. The Bank of New York Mellon serves as the depositary, registrar and transfer agent for the ADSs.

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

10.E. Taxation

Danish Tax Considerations

The following discussion describes the material Danish tax consequences under present law of an investment in the ADSs representing our ordinary shares. The summary is for general information only and does not purport to constitute tax or legal advice. It is specifically noted that the summary does not address all possible tax consequences relating to an investment in the ADSs. The summary is based solely on the tax laws of Denmark in effect on the date of this annual report. Danish tax laws may be subject to change, possibly with retroactive effect.

The summary does not cover investors to whom special tax rules apply, and, therefore, may not be relevant, for example, to investors subject to the Danish Tax on Pension Yields Act (i.e., pension savings), professional investors, certain institutional investors, insurance companies, pension companies, banks, stockbrokers and investors with tax liability on return on pension investments. The summary does not cover taxation of individuals and companies who carry on the business of purchasing and selling shares. The summary only sets out the tax position of the direct owners of the ADSs and further assumes that the direct investors are the beneficial owners of the ADSs and any dividends thereon. Sales are assumed to be sales to a third party.

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

Taxation of Danish Tax Resident Holders of the ADSs

It is currently not clear under the current Danish tax legislation or case law how the listed ADSs issued by Danish resident companies in general are to be treated for tax purposes, and therefore no level of assurance can be given on this matter. For the purpose of the below comments, it is assumed that Danish tax resident holders of the ADSs should be treated as holders of listed shares in the company for both Danish corporate law purpose and Danish tax purposes, even though the company’s ordinary shares are not admitted to trading on a regulated market. Recent communications and binding rulings from the Danish Tax Assessment Council indicate that the holders of ADSs for Danish tax purposes are treated as holders of listed ordinary shares. The same communications and rulings indicate that the actual distribution of dividends on ADSs to Danish investors are considered dividends for Danish tax purposes. However, it should be emphasized that these communications and binding rulings are based on the actual facts and circumstances and terms and conditions of the depositary agreement implying that a holder of ADSs might not be able to rely on said rulings, the position cannot therefore be said to be clear.

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

Sale of the ADSs (Individuals) assuming treatment as listed shares under Danish tax law

For individual investors in 2024, gains from the sale of shares are include in the computation of the annual share income subject to 27% tax on the first DKK 61,000 (for cohabiting spouses, a total of DKK 122,000) and at a rate of 42% on share income exceeding DKK 61,000 (for cohabiting spouses over DKK 122,000). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies for gains or losses included in income in the year of disposal.

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

The actual withholding tax rate is as a starting point 27% but may be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment may be made within two months or the excess tax will be offset by the corporation’s income tax for the year in question. The statute of limitation is three years.

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

Reduction According to Danish Tax Law

If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) of the company and the ADS holder is tax resident in a state which has a double tax treaty or an international agreement, convention or other administrative agreement on assistance in tax matters according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are subject to tax at a rate of 15%. If the ADS holder is a tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holders holds less than 10% of the nominal share capital of the company.

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

Dividend payments on both Tax-Exempt and Taxable Portfolio Shares will generally be subject to a tax rate of 22% irrespective of ownership period. While the actual withholding tax rate is as a starting point 27%, it can be reduced if certain requirements are met as described below. If the withholding tax rate applied is higher than the applicable final tax rate for the ADS holder, a request for a refund of Danish tax in excess hereof can be made by the ADS holder in the following situations:

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

Reduction According to Danish Tax law

If the ADS holder holds less than 10% of the nominal share capital (in the form of ordinary shares in the company and not on the basis of the number of the ADSs issued) in the company and the ADS holder is resident in a jurisdiction which has a tax treaty or an international agreement, convention or other administrative agreement on assistance in tax according to which the competent authority in the state of the ADS holder is obligated to exchange information with Denmark, dividends are generally subject to a tax rate of 15%. If the ADS holder is a tax resident outside the European Union, it is an additional requirement for eligibility for the 15% tax rate that the ADS holder together with related ADS holder holds less than 10% of the nominal share capital of the company. Note that the reduced tax rate does not affect the withholding rate, hence, in this situation the ADS holder must also in this situation claim a refund as described above in order to benefit from the reduced rate. Where a non-resident company of Denmark holds shares which can be attributed to a permanent establishment in Denmark, dividends are taxable pursuant to the rules applying to Danish tax residents described above.

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

The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the ADSs cease to be treated as marketable stock for purposes of the PFIC rules or the IRS consents to its revocation. The excess distribution rules described above generally will not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. However, if we were a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above would apply to any mark-to-market gain recognized in the year the election is made.

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

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to The Rights of Security Holders And Use Of Proceeds

A.-D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

Item 15. Controls And Procedures

(a)Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were ineffective due to the material weaknesses as of December 31, 2023, which are detailed in the accompanying Item 15(b), Management’s Annual Report on Internal Control over Financial Reporting.

(b)Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management identified the material weakness listed below in our internal control over financial reporting and therefore determined that our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2023.

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

Material weakness related to inadequate performance and documented evidence of review procedures

In connection with the listing of the company in February 2021 and subsequent preparation of our financial statements for the years ended December 31, 2022, 2021, and 2020, we had identified a material weakness in our internal control over financial reporting, which remained unremediated as of December 31, 2023.

The material weakness identified is related to inadequate performance and documented evidence of review procedures, including level of precision in the execution of controls as well as a lack of properly documented evidence to demonstrate procedures performed over completeness and accuracy of information produced by the entity (“IPE”).

Remediation plans

The execution and review of the controls have in certain instances not been sufficiently documented due to the loss and subsequent replacement of key employees during 2023.

As a result of the identified material weakness, we will continue to focus on the implementation and execution of our internal control environment with clear goals and continue to invest in upgrading the risk culture and understanding of internal controls requirements through comprehensive training to both dedicated resources that assist in driving internal controls and control owners and control performers across different functions to strengthen control execution, control documentation, and control monitoring.

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

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees paid by us to EY Godkendt Revisionspartnerselskab for all services, for the years ended December 31, 2023, and 2022 (in thousands):

	Years Ended December 31,
	2023	2022

	(USD in thousands)
Audit fees	$460	$378
Audit related fees	—	—
Other fees	—	—
Total fees	$460	$378

In 2023 and 2022, audit fees relate to audit of the annual consolidated financial statements and for review services.

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

Except as stated above, we intend to substantially comply with the rules applicable to United States companies listed on The Nasdaq Stock Market. Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Danish requirements in lieu of many of the Nasdaq corporate governance rules, and we relied on such rules with respect to a majority of independent directors and for our committees from May 2023 through December 2023, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers going forward. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. In additions, we have opted to follow home country law instead of the Nasdaq Listing Rules that require that a listed company obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company may provide our shareholders with less protection than they would have as shareholders of a domestic U.S company.

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

Dividends

Denmark. Under Danish law, the distribution of ordinary and extraordinary dividends requires the approval of a company’s shareholders at a company’s general meeting. Under the Danish Companies Act the general meeting may authorize the board of directors to resolve to distribute extraordinary dividends after presentation of a company’s first financial statements. The authorization may be subject to financial and time restrictions. The shareholders may not distribute dividends in excess of the recommendation from the board of directors and may only pay out dividends from our distributable reserves, which are defined as amounts stated as retained earnings in the Company’s latest approved financial statements and reserves not being non-distributable under a statute or the Company’s articles of association, less retained earnings. The decision to pay out extraordinary dividends shall be accompanied by a balance sheet, and the board of directors determine whether it will be sufficient to use the balance sheet from the annual report or if an interim balance sheet for the period from the annual report period until the extraordinary dividend payment shall be prepared. If extraordinary dividends are paid out later than six months following the financial year for the latest annual report, an interim balance sheet showing that there are sufficient funds shall always be prepared. Furthermore, it is possible under Danish law to distribute assets other than cash as dividends. If assets other than cash are distributed as dividends, a valuation report must be prepared. The valuation report must be prepared by one or more impartial valuation experts.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

We operate in the biotechnology sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk, and reputational risk.

We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices. We use various tools and methodologies to manage cybersecurity risk that are tested on a regular cadence. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. We require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

Our business depends on the availability, reliability, and security of our information systems, networks, data, and intellectual property. Any disruption, compromise, or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development, and competitive position. They may also result in a breach of our contractual obligations or legal duties to protect the privacy and confidentiality of our stakeholders. Such a breach could expose us to business interruption, lost revenue, ransom payments, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to our vendor relationships, or loss of market share.

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

EVAXION BIOTECH A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evaxion Biotech A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evaxion Biotech A/S (the “Company”) as of December 31, 2023, and 2022, the related consolidated statements of comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Company’s Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had insignificant revenues, continued operating losses, expects negative cash flows and requires additional funding, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Copenhagen, Denmark

March 26, 2024

EVAXION BIOTECH A/S

Consolidated Statements of Comprehensive Loss

		Years Ended December 31,
	Note	2023	2022	2021

		(USD in thousands, except per share amounts)
Revenue	5	$73	$—	$—
Research and development	7, 8	(11,916)	(17,056)	(19,583)
General and administrative	7, 8	(10,354)	(8,208)	(6,251)
Operating loss		(22,197)	(25,264)	(25,834)
Finance income	10	963	2,831	2,039
Finance expenses	10	(1,681)	(1,508)	(915)
Net loss before tax		(22,915)	(23,941)	(24,710)
Income tax benefit	11	790	772	178
Net loss for the year		$(22,125)	$(23,169)	$(24,532)
Net loss attributable to shareholders of Evaxion Biotech A/S		$(22,125)	$(23,169)	$(24,532)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(57)	(25)	(83)
Exchange rate adjustments of investments in subsidiaries		3	(3)	93
Tax on other comprehensive income/(expense)		—	—	(5)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		(68)	(2,324)	(1,547)
Other comprehensive income/(loss) for the year, net of tax		$(122)	$(2,352)	$(1,542)
Total comprehensive loss		$(22,247)	$(25,521)	$(26,074)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(22,247)	$(25,521)	$(26,074)
Loss per share – basic and diluted	12	$(0.81)	$(0.98)	$(1.26)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Financial Position

		December 31,
	Note	2023	2022

		(USD in thousands)
ASSETS
Non-current assets
Property and equipment, net	13	$4,343	$4,675
Government grants receivables		29	209
Leasehold deposits, non-current	17	167	156
Total non-current assets		4,539	5,040
Current assets
Prepayments and other receivables	14	1,952	2,791
Government grants receivable, current		—	221
Tax receivables, current		815	789
Cash and cash equivalents	16	5,583	13,184
Total current assets		8,350	16,985
TOTAL ASSETS		$12,889	$22,025
EQUITY (DEFICIT) AND LIABILITIES
Share capital	19	$5,899	$3,886
Other reserves	19	97,342	90,262
Accumulated deficit	19	(107,970)	(85,845)
Total equity (deficit)		(4,729)	8,303
Non-current liabilities
Lease liabilities, non-current	17	1,896	1,952
Borrowings, non-current	18	8,489	7,864
Provisions	22	149	144
Total non-current liabilities		10,534	9,960
Current liabilities
Lease liabilities, current	17	326	303
Warrant liability	6	190	573
Derivative liability	6	2,714	—
Borrowings, current	18	159	136
Trade payables		2,689	2,085
Other payables	15	1,006	665
Total current liabilities		7,084	3,762
Total liabilities		17,618	13,722
TOTAL EQUITY (DEFICIT) AND LIABILITIES		$12,889	$22,025

The accompanying notes are an integral part of consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Changes in Equity (Deficit)

			Other reserves
					Foreign
				Share-Based	currency
			Share	Payments	translation	Accumulated	Total equity
	Note	Share capital	premium	Reserve	reserve	deficit	(deficit)

		(USD in thousands)
Equity at December 31, 2020		$2,648	$31,443	$10,865	$226	$(38,144)	$7,038
Net loss for the year		—	—	—	—	(24,532)	(24,532)
Other comprehensive income		—	—	—	(1,537)	—	(1,537)
Tax effects on OCI		—	—	—	(5)	—	(5)
Share-based compensation	9	—	—	1,379	—	—	1,379
Issuance of shares for cash	19	1,107	56,502	—	—	—	57,609
Transaction costs	19	—	(7,515)	—	—	—	(7,515)
Equity at December 31, 2021		$3,755	$80,430	$12,244	$(1,316)	$(62,676)	$32,437
Net loss for the period		—	—	—	—	(23,169)	(23,169)
Other comprehensive income		—	—	—	(2,335)	—	(2,335)
Share-based compensation	9	—	—	942	—	—	942
Issuance of shares for cash	19	70	358	—	—	—	428
Transaction costs	19	61	(61)	—	—	—	—
Equity at December 31, 2022		$3,886	$80,727	$13,186	$(3,651)	$(85,845)	$8,303
Net loss for the period		—	—	—	—	(22,125)	(22,125)
Other comprehensive income		—	—	—	(122)	—	(122)
Share-based compensation	9	—	—	479	—	—	479
Issuance of shares for cash	19	2,013	7,155	—	—	—	9,168
Transaction costs	19	—	(432)	—	—	—	(432)
Equity (deficit) at December 31,2023		$5,899	$87,450	$13,655	$(3,773)	$(107,970)	$(4,729)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Cash Flows

		Years Ended December 31,
	Note	2023	2022	2021

		(USD in thousands)
Operating activities:
Net loss for the year		$(22,125)	$(23,169)	$(24,532)
Adjustments for non-cash items	16	1,186	(323)	541
Interest received		154	13	—
Interest paid		(65)	(172)	(25)
Income taxes received		1,597	754	846
Cash flow from operating activities before changes in working capital		(19,253)	(22,897)	(23,170)
Cash flow from changes in working capital:
Changes in net working capital	16	1,562	(2,877)	1,237
Net cash used in operating activities		(17,691)	(25,774)	(21,933)
Investing activities:
Investment in intangible assets		—	—	(60)
Purchase of property and equipment	13	(87)	(292)	(1,300)
Payment of non-current financial assets – leasehold deposits		(6)	24	30
Net cash used in investing activities		(93)	(268)	(1,330)
Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	19	9,168	428	53,854
Proceeds from issuance of warrants	6, 19	2,587	—	—
Transaction costs related to issuance of shares		(432)	—	(3,760)
Proceeds from borrowings	18	65	7,849	—
Repayment of borrowings	18	(371)	(119)	(63)
Leasing installments	17	(326)	(305)	(226)
Net cash provided by financing activities		10,691	7,853	49,805
Net increase/ (decrease) in cash and cash equivalents		(7,093)	(18,189)	26,542
Cash and cash equivalents at January 1	16	13,184	32,166	5,834
Exchange rate adjustments on cash and cash equivalents		(508)	(793)	(210)
Cash and cash equivalents at December 31	16	$5,583	$13,184	$32,166
Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	16	65	84	—
Acquisition of property and equipment included in trade payables		—	—	90

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 1. General Company Information

Evaxion Biotech A/S (the “Company” or “Evaxion”) is a TechBio company developing AI-Immunology ™ powered vaccines. Evaxion uses its proprietary and scalable artificial intelligence, or AI, technology to decode the human immune system to identify and develop vaccines for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion Biotech A/S and its subsidiaries.

Evaxion is a public limited liability company incorporated and domiciled in Denmark with its registered office located at Dr. Neergaards Vej 5f, DK-2970 Hørsholm, Denmark.

On February 5, 2021, the Company completed an initial public offering (“IPO”), which resulted in the listing of ADSs representing the company’s ordinary shares, under the symbol “EVAX” in the United States on the Nasdaq Capital Market.

On January 22, 2024, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing one ordinary share to a new ADS Ratio of one ADS representing ten ordinary shares of the Company. The change was made to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data as the price per ADS has been retroactively adjusted, to give effect to the ADS Ratio change.

The consolidated financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2023, were approved, and authorized for issuance, by the Audit Committee of the Board of Directors on March 26, 2024.

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

Note 2. Liquidity and Going Concern Assessment

The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development activities and obtain out-licensing partnerships for its product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by the Company to fund its operations and to continue development of product candidates.

Due to the continuing operating losses, expected negative cash flows and the need for additional funding to finance future operations, the Company concluded that there is significant doubt about its ability to continue as a going concern through one year from the balance sheet date of this annual report.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly. In March 2023, the Company adjusted its organization and reprioritized development programs to focus the operations and to save costs. With the Company’s current cash position including cash received from its public offering in February 2024, planned cash outflows from operating, investing and financing activities, the Company expects to have sufficient funds into February 2025.

For 2024, the Company has the ambition to generate revenues equal to the Company's expected cash burn for 2024 (excluding financing activities) which will take its cash runway even further into 2025, although no assurances can be made that we will generate such business development income. The Company's plan is to balance the funding of cash needs through its active at-the-market (“ATM”) program, investors exercising prefunded warrants currently held on an escrow account or other capital sources in case this is not covered by income from potential collaborations or licenses. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and discharge of its liabilities and commitments in the normal course of business.

The matters that raise significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (PCAOB) standards.

On June 7, 2022, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with an unrelated third party, Lincoln Park Capital Fund, LLC (“Lincoln Park”), to sell up to $40.0 million of its ordinary shares represented by ADSs over a 36 - month period. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase. Upon execution and delivery of the Purchase Agreement, the Company issued 428,572 ordinary shares represented by ADSs as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase its ordinary shares represented by ADSs under the Purchase Agreement. As of December 31, 2023, and 2022, the Company had not issued and sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. As of December 31, 2023, not all conditions to make the LPC Purchase Agreement operational have been met.

On October 3, 2022, the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) to sell up to $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days’ prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on the Nasdaq Capital Market.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

On July 31, 2023, the Company entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, the Company may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 - month term of the agreement. The Company has the right, but not the obligation, to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, the Company is obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to the Company. As of December 31, 2023, the facility has not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

On December 18, 2023, the Company entered into a Securities Purchase Agreement (“2023 SPA”) with a group of certain investors including all members of the Company’s Management and Board of Directors, and MSD GHI a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, (collectively, the “2023 SPA Investors”), for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share (the “2023 SPA Investor Warrants”). The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per ordinary share. The gross proceeds to the Company from the private placement are $5.3 million, with up to an additional $6.8 million of gross proceeds in the event of cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by the Company.

Note 3. Summary of Accounting Policies

Basis of preparation

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

The consolidated financial statements are presented in the Company’s presentation currency, U.S. dollar (“USD”) which is not the functional currency of the parent company. The Group’s financial statements are presented in USD as the result of the Company’s publicly listing the ADSs in the United States. The Company’s functional currency is DKK for Denmark, AUD for Australia, and USD for the United States. The consolidated financial statements have been prepared on a going concern basis using a historical cost basis. All financial assets and liabilities are measured at amortized cost unless otherwise stated.

Basis of consolidation

The consolidated financial statements of the Company comprise the consolidated statement of financial position as of December 31, 2023, and 2022, and the consolidated statement of comprehensive loss for the twelve months ended December 31, 2023, 2022 and 2021. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of control.

All intra-Group assets and liabilities, equity (deficit), income, expenses, and cash flows relating to transactions between members of the Group are eliminated in full in consolidation.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Reclassification

Certain reclassifications have been made to prior period consolidated financial statements in order to conform to the current period presentation. The reclassifications are related to a presentation change whereby amounts for share-based payments were reclassified to other reserves from accumulated deficit. These reclassifications did not impact any prior amounts of net loss or cash flows.

Currency translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as financial income or financial expenses in the consolidated statements of comprehensive loss. Non-monetary items in foreign currency which are measured at cost at the consolidated statements of financial position date are translated using the exchange rates at the date of the transaction.

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

Revenue recognition

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. To determine revenue recognition for agreements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps:

i.identify the contract

ii.identify the performance obligations in the contract

iii.determine the transaction price

iv.allocate the transaction price to the performance obligations in the contract

v.recognize revenue when (or as) the entity satisfies a performance obligation

When contracts with customers are entered into, the goods and/or services promised in the contract are assessed to identify distinct performance obligations.

A promise in the agreement is considered a distinct performance obligation if both of the following criteria are met:

●	the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and
●	the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

The transaction price in the contract is measured at fair value and reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The transaction price may include up-front payments and milestone payments.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Collaboration, license, and other agreements often contain success-based variable consideration for the achievement of development milestones. The Company assesses whether a constraint exists in reference to revenue recognition for such variable consideration under collaboration agreements when recognizing revenue. Due to the inherent risk of research and development services, success-based variable consideration are recognized when the contingent events in the form of research and development milestones occur or become highly probable of being achieved.

When performance obligations are individually capable of being distinct in context of the contract, such as, in the form of achieving individual development milestones through the Company providing research and development services to customers under collaboration agreements, the Company allocates the transaction price to distinct performance obligation based on relative stand-alone selling prices of the obligations. In the case of multiple identified performance obligations under collaboration agreements for which the Company provides research and development services for the achievement of milestone payments, the Company recognizes collaboration revenue over time as these performance obligations are satisfied through the achievement of development milestones under the contract.

As of December 31, 2023, all of the Company’s revenue is related to service revenue, whereby the Company receives milestone payments through the achievement of certain development milestones.

Research and development expenses

Expenses related to service agreements are recognized in the income statement when the related payments and milestone events in the corresponding collaboration agreements materialize. The expenses are included in research and development expenses.

Research and development expenses are primarily internal and external costs incurred in the development of the Company’s product candidates, including personnel costs, share-based compensation, external research and development expenses, maintenance of the Company’s patents, overhead allocation and enhancements and maintenance of the Company’s technology platforms.

The research activities are comprised of activities performed before filing an IND or equivalent and necessary pre-clinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred, and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the timing of the expense recognition of these costs, in which case, they are reflected in the consolidated financial statements as either prepaid- or accrued expenses.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Share-based payments

The Company issues warrants as an incentive to employees and non-employees. The fair value of the warrants granted is recognized as an expense with a corresponding credit to share-based payments reserve. The fair value is expensed over the requisite service period of the awards. The expense recognition is based on an estimate of the number of warrants expected to vest. The estimate is reassessed regularly, and on a cumulative basis, the expense is equal to the fair value of the number of warrants which actually vest.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company’s ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company’s ordinary shares on grant date less the exercise consideration. Warrants granted during 2023, 2022 and 2021 are valued using a Black-Scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company’s ordinary share on the warrant grant date.

Accounting for joint operations - MSD International GmbH and MSD International Business GmbH

The Company has entered into a collaboration agreement with MSD International GmbH and MSD International Business GmbH (jointly ‘MSD’). Under the arrangement, the Company will share its clinical trial in which the Company’s compound and MSD’s compound is dosed in combination.

In determining the accounting treatment for these types of arrangements, the Company carefully evaluates the relationship between the two parties in order to determine whether the arrangement is, in substance, a collaboration arrangement between the two parties (to be accounted for in accordance with IFRS 11), or rather, a vendor-customer contract (to be accounted for in accordance with IFRS 15).

Management has determined that MSD does not meet the definition of a customer under IFRS 15. Consequently, the arrangement is classified as a collaboration arrangement and is accounted for as a joint operation in accordance with IFRS 11 resulting in the recognition of the Company’s own income and expense and assets and liabilities, respectively.

Accounting for joint operations - ExpreS2ion Biotechnologies ApS

The Company entered into a Vaccine Discovery Collaboration Agreement with ExpreS2ion Biotech Holding AB’s affiliate ExpreS2ion Biotechnologies ApS (“ExpreS2ion”) for the joint development of a novel cytomegalovirus (CMV) vaccine candidate.

In determining the accounting treatment for these types of arrangements, the Company carefully evaluates the relationship between the two parties in order to determine whether the arrangement is, in substance, a collaboration arrangement between the two parties (to be accounted for in accordance with IFRS 11), or rather, a vendor-customer contract (to be accounted for in accordance with IFRS 15).

Management has determined that ExpreS2ion does not meet the definition of a customer under IFRS 15. Consequently, the arrangement is classified as a collaboration arrangement and is accounted for as a joint operation in accordance with IFRS 11 resulting in the recognition of the Company’s own income and expense and assets and liabilities, respectively.

Finance income

Finance income consists primarily of foreign currency gains, and gains from changes in fair value of liability-classified warrants.

Finance expense

Finance expenses consist primarily of foreign currency losses, losses from changes in fair value of liability-classified warrants, losses from changes in fair value of derivative liabilities, interest expense and related loan costs on the EIB Loan Agreement (as defined herein), and interest expense on leasing liabilities.

Income tax

The income tax for the period comprises current and deferred tax, including prior-year adjustments and changes in provisions for uncertain tax positions. Tax is recognized in the consolidated statement of comprehensive loss, except to the extent that it relates to items recognized in equity (deficit).

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As at December 31, 2023, and 2022, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.

The Company recognizes deferred income tax assets if there is convincing evidence that sufficient taxable income will be available in the future against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income in assessing whether deferred income tax assets should be recognized and has concluded that the deferred income tax assets do not meet the criteria for recognition as assets in the consolidated statements of financial position.

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

The Company has assessed whether this is a lease component, or a leasehold improvement funded by the lessor. We have considered the following factors:

●	Which party designed the customization

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

●	Which party had the right to direct changes to the work
●	Who is taking on the economic risk of the cost price of the work

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Impairment of non-financial assets

Assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period. The Company has not recognized any impairment losses to date, other than the intangible asset mentioned above.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

(i) Non-derivative financial assets

Non-derivative financial assets are recognized initially on the date they are originated. The Company derecognizes non-derivative financial assets when the contractual rights to cash flows expire, or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset. The Company’s financial assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.

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

Cash and cash equivalents

Cash is comprised of cash on hand and in bank deposit accounts. Cash equivalents are instruments with original maturities of 90 days or less, and is comprised of cash held in escrow accounts relating to the 2023 Securities Purchase Agreement.

(ii) Non-derivative financial liabilities

Non-derivative financial liabilities comprise other payables which are measured initially at fair value and subsequently at amortized cost, unless otherwise noted below. The Company holds the following categories of non-derivative financial liabilities:

Trade payables

Trade payables and accruals relate to the Group’s purchase of products and services from various vendors in the normal course of business.

Other payables

Other payables are comprised of payables to clinical research organizations, employee liabilities and other liabilities. The contract liabilities consist of CROs and vendor accruals. Employee cost liabilities are comprised of provision for holiday allowance, provision for salaries and other employee-related provisions. Other liabilities consist of commitments and liabilities related to government grants received in advance.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

EIB Warrants

Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with IAS 32, Financial Instruments : Presentation and IFRS 9, Financial Instruments. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.

The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The redemption amount is equal to the current share price. The remeasurements are presented as finance expense or finance income in the consolidated statements of comprehensive loss.

(iii) Derivative financial instruments

2023 SPA Investor Warrants

Under the Securities Purchase Agreement with the 2023 SPA Investors, the Company issued warrants to purchase 9,726,898 ordinary shares. The 2023 SPA Investor Warrants vested immediately upon issuance with an exercise price of $0.71 per ordinary share, and an expiration date of December 21, 2026. In accordance with IAS 32, the Company determined that the 2023 SPA Investor Warrants were precluded from equity classification and were determined to be derivative financial instruments, because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants are in USD and not the Company’s functional currency.

The 2023 SPA Investor Warrants are accounted for in accordance with IFRS 9 and were determined to be liability classified. The warrant liability is measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. The changes in the fair value of the 2023 SPA Investor Warrants during the reporting period are recognized as finance expense or finance income in the consolidated statements of comprehensive loss.

Upon exercise, the exercise date fair value of the 2023 SPA Investor Warrants is transferred to equity as an addition to the subscription price. If the 2023 SPA Investor Warrants expire unexercised, then the fair value at the expiration date is also transferred to equity.

Segment information

An operating segment is a part of the Company that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM for the Company is the Chief Executive Officer. The Company does not divide its operations into different segments and the CODM operates and manages the Company’s entire operations as one segment, which is consistent with the Company’s internal organization and reporting system. The Company does not have any material non-current assets attributable to countries other than Denmark.

Shareholders’ equity (deficit)

The share capital comprises the nominal amount of the company’s ordinary shares, each at a nominal value of DKK 1.

Other reserves include the share premium comprising the amount received, attributable to shareholders’ equity (deficit), in excess of the nominal amount of the shares issued at the company’s capital increases, reduced by any expenses directly attributable to the capital increases as well as translation reserves. Translation reserves include exchange rate adjustments of equity (deficit) and intragroup receivables forming part of the net investments in our group enterprises. Share-based payments reserves include the corresponding entries for share-based payments recognized in profit and loss, arising from the Company’s warrant program. Accumulated deficit includes the Company’s accumulated profit and loss.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Standards issued and effective

There were a number of standards and interpretations which were issued and became effective at January 1, 2023, and have been adopted for these consolidated financial statements, including:

●	IFRS 17 Insurance Contracts
●	Definition of Accounting Estimates – Amendments to IAS 8
●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12
●	International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

The Company adopted the new standards listed above during the year ended December 31, 2023. None of the new standard listed above had a material impact on the Company’s financial statements during the year ended December 31, 2023.

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at December 31, 2023, and have not been adopted for these consolidated financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (January 1, 2024)
●	Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback (January 1, 2024)
●	Amendments to IAS 7 & IFRS 7 Supplier Finance Arrangements (January 1, 2024)
●	Amendments to IAS 21 Lack of Exchangeability (January 1, 2025)

The Company expects to adopt these standards, updates and interpretations when they become mandatory. These standards are not expected to have a significant impact on disclosures or amounts reported in the Company’s consolidated financial statements in the period of initial application and future reporting periods.

Note 4. Significant Accounting Judgements, Estimates, and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Subsequent to the Company’s IPO completed in February 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Refer to Note 9 for further detail surrounding share-based compensation.

EIB Loan and EIB Warrant liability

In February 2022, the first tranche related to the Company’s loan agreement with the European Investment Bank (EIB) was drawn down. As part of the loan arrangement warrants were granted to EIB.

The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants (see below). The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment. The warrants are considered a liability as they can be settled in cash and form part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the financial instruments standards IAS 32 and IFRS 9. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. The warrant liability is subsequently remeasured at the redemption amount. Significant judgment is made in respect of valuation of the warrants.

2023 SPA Investor Warrants

In December 2023, the Company entered into a Securities Purchase Agreement with the 2023 SPA Investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants to purchase ordinary shares represented by ADSs. In accordance with IAS 32, the Company determined that the 2023 SPA Investor Warrants are derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants are in USD and not the Company’s functional currency. The 2023 SPA Investor Warrants are accounted for in accordance with IFRS 9 and were determined to be liability classified.

The warrant liability is measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. Significant judgment is made in respect of valuation of the warrants. The fair value of the warrants are determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend. Refer to Note 6 for detailed information on the fair value measurement of the 2023 SPA Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Note 5. Revenue

In September 2023, the Company entered into a collaborative research agreement with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA (“MSD”), to explore new ways to apply AI technologies to vaccine discovery development. During the year ended December 31, 2023, the Company recognized services revenue of $0.1 million from its research and development services. Additionally, the Company is eligible to earn further services revenue of up to $0.5 million under the agreement with MSD through research and development efforts and the attainment of development milestone payments.

During the year ended December 31, 2023, 100% of revenue earned was services revenue generated in Denmark from the Company’s collaborative research agreement with MSD. There were no other revenues earned by the Company during or prior to the year ended December 31, 2023.

Note 6. Financial Instruments and Risk Management

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

Liquidity risk

As of the date of these consolidated financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2024 Annual Budget will provide a positive cash runway into April 2025 assuming the prefunded warrants from the public offering in February 2024 are exercised before February 2025. Refer to Note 24 for detail on the February 2024 public offering. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:

	December 31, 2023
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total

	(USD in thousands)
Borrowings	$8,648	$11,970	$391	$11,455	$123	$11,970
Lease payables	2,222	3,033	338	1,422	1,273	3,033
Trade payables	2,689	2,689	2,689	—	—	2,689
Provisions	149	149	—	—	149	149
Other payables	112	112	112	—	—	112
Total	$13,820	$17,953	$3,530	$12,877	$1,545	$17,953

	December 31, 2022
	(USD in thousands)
	Carrying	Contractual
	amount	cash flows	<1 year	1 – 5 years	>5 years	Total

	(USD in thousands)
Borrowings	$8,000	$11,859	$360	$1,531	$9,968	$11,859
Lease payables	2,255	2,255	147	788	1,320	2,255
Trade payables	2,085	2,085	2,085	—	—	2,085
Provisions	144	144	—	—	144	144
Other payables	312	312	312	—	—	312
Total	$12,796	$16,655	$2,904	$2,319	$11,432	$16,655

The financial liabilities include estimated or contractual interest rate payments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The type of market risk that impacts the Company is currency risk. The Company does not currently have any loans or holdings that have a variable interest rate. Accordingly, the Company is not exposed to material interest rate risk.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company raises capital from the issue of equity, grants or borrowings. On a regular basis, management receives financial and operational performance reports that enable management to assess the adequacy of resources on hand and the Company’s liquidity position to determine future financing needs. For further information on financing needs refer to Note 2.

Fair values

Financial instruments measured at fair value in the consolidated statements of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

1.	Level 1 – quoted prices in active markets for identical assets or liabilities.
2.	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
3.	Level 3 – inputs for instruments that are not based on observable market data (unobservable inputs).

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value on a recurring basis, as of December 31, 2023.

	Year Ended December 31, 2023
	Level 1	Level 2	Level 3

	(USD in thousands)
Financial liabilities measured at fair value
EIB Warrants	$190	$—	$—
2023 SPA Investor Warrants	$—	$—	$2,714
Total financial liabilities measured at fair value through profit or loss by level	$190	$—	$2,714
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,566
Loan from lessor	$—	$—	$1,022
Total financial liabilities measured at amortized cost by level	$—	$—	$9,588

During the year ended December 31, 2022, the Level 3 fair value for financial liabilities measured at amortized costs were $7.9 million and $1.1 million for the EIB Loan and Loan from lessor, respectively.

2023 SPA Investor Warrants

The Company issued 2023 SPA Investor Warrants to certain investors in connection with the securities purchase agreement entered into with MSD GHI a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA. The 2023 SPA Investor Warrants are accounted for in accordance with the financial instruments standards and were determined to be liability classified. The liability is measured initially at its fair value. The liability is subsequently remeasured at the redemption amount. The 2023 SPA Investor Warrants are classified in Level 3 of the fair value hierarchy due to the fact that the expected share price volatility is a significant input, and not observable in an active market. The fair value of the 2023 SPA Investor Warrants is determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The 2023 SPA Investor Warrants are valued using a Black-Scholes option-pricing model,which includes the following significant unobservable inputs:

December 31, 2023
Exercise price	$0.71
Remaining contractual term (in years)	1.49
Expected share price volatility	85%
Risk-free interest rate	4.60%
Expected dividends	—

The 2023 SPA Investor Warrants are included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value is recognized within finance income or finance expense in the consolidated statement of comprehensive loss. On December 31, 2023, all other inputs and assumptions held constant, a 10% increase or decrease in volatility will change the fair value of the derivative liability to $3.0 million and $2.5 million, respectively.

The following table sets forth the changes to the Company’s 2023 SPA Investor Warrants derivative liability:

Derivative Liability
(USD in thousands)
Carrying amount at January 1, 2023	$—
Initial recognition of derivative liability	2,587
Remeasurement of derivative liability	127
Carrying amount at December 31, 2023	$2,714

EIB Warrants

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance.

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

The following table sets forth the changes to the Company’s EIB Warrant liability:

Warrant Liability
(USD in thousands)
Carrying amount at January 1, 2022	$—
Initial recognition of warrant liability	1,007
Remeasurement of warrant liability	(395)
Foreign currency translation	(39)
Carrying amount at December 31, 2022	$573
Remeasurement of warrant liability	(392)
Foreign currency translation	9
Carrying amount at December 31, 2023	$190

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 7. Operating Activities

Research and development expenses

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$6,033	$7,396	$6,794
Share-based compensation expenses	377	760	1,051
Depreciation	340	514	273
External expenses	5,166	8,386	11,465
Total research and development expenses	$11,916	$17,056	$19,583

During the years ended December 31, 2023, 2022 and 2021, the Company recognized $0.4 million, $0.5 million and $0.3 million, respectively, related to government grants as a reduction of research and development expenses.

General and administrative expenses

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$3,030	$1,983	$1,824
Share-based compensation expenses	102	182	328
Professional and other fees	6,947	5,899	4,028
Depreciation	275	144	71
Total general and administrative expenses	$10,354	$8,208	$6,251

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 8. Employees and Employee-Related Costs

The number of employees, including executive and non-executive directors, during the year was as follows:

	Years Ended December 31,
	2023	2022	2021
Average number of full-time employees	55	62	53
Number of employees at end of period:
Denmark and United States	49	63	61
Total employees, at end of period	49	63	61

Employee costs:

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Wages and salaries	$8,436	$8,182	$7,558
Cash bonus	393	789	668
Share-based compensation expenses	479	942	1,379
Other social security expenses	18	19	28
Other staff expenses	216	389	364
Total	$9,542	$10,321	$9,997

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$6,410	$8,156	$7,845
General and administrative expenses	3,132	2,165	2,152
Total	$9,542	$10,321	$9,997

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$5,255	$6,639	$6,414
General and administrative expenses	1,870	983	836
Total	$7,125	$7,622	$7,250

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Remuneration to the Board of Directors and Executive Management

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,802	$1,970	$1,833
Share-based compensation expenses	205	321	514
Total	2,007	2,291	2,347
Remuneration to the Board of Directors:
Wages and salaries	360	379	313
Share-based compensation expenses	45	29	87
Total	405	408	400
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	1,150	1,517	1,431
General and administrative expenses	1,262	1,182	1,316
Total	$2,412	$2,699	$2,747

The Executive Management was comprised of is comprised of four members as of December 31, 2023, and six members as of December 31, 2022.

Note 9. Share-Based Payments

Warrant program

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, consultants and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2022 and 2021 expire on December 31, 2031. Warrants granted in 2023 expire on December 31, 2031. For the years ended December 31, 2023, 2022 and 2021, the number of warrants outstanding as a percentage of outstanding ordinary shares was 7.2%, 11.4% and 11.8%, respectively.

During 2023, the Company granted 409,115 warrants to its employees, members of its Board of Directors, and Executive Management team, of which 169,167 were granted to its Chief Executive Officer (“CEO”), 6,250 were granted to its Chief AI Officer (“CAIO”), 12,500 were granted to its Chief Scientific Officer (“CSO”), and 12,500 were granted to its Chief Operating Officer (“COO”). All warrants granted vest over a period of 36 months.

In August 2023, the Company granted 150,000 warrants to a consultant, 37,500 of such warrants vested on November 20, 2023, 37,500 warrants vest on February 20, 2024, 37,500 warrants vest on May 20, 2024, and 37,500 warrants vest on August 20, 2024. The warrants granted and vested may be exercised until and including September 19, 2026.

The fair value of the warrants granted during 2023 at grant date amounted to $0.3 million.

During 2022, the Company granted 491,612 warrants, of which 35,000 were granted to its Chief AI Officer (“CAIO”), 25,000 were granted to its Chief Scientific Officer (“CSO”), 16,667 were granted to its Chief Financial Officer (“CFO”), 25,000 were granted to its Chief Medical Officer (“CMO”), 20,833 were granted to its Chief Operating Officer (“COO”), 3,125 were granted to its Chief Business Officer (“CBO”) and 3,125 were granted to its Chief Executive Officer (“CEO”). All granted warrants will vest over 36 months.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

In connection with the appointment of a new CEO in September 2022, the new CFO in May 2022 and the new COO in March 2022 they were all granted warrants, the CEO was granted 50,000 warrants to purchase, the CFO 45,000 warrants to Purchase and the COO 25,000 warrants to purchase of the Company’s ordinary shares with DKK 1 nominal value. The granted warrants have an exercise price equal to the fair market value of the Company’s ordinary shares represented by ADSs on the date of grant thereof and they vest over a period of 36 months.

The remaining warrants granted during 2022 were granted to individual employees in December 2022. The warrants were granted at the share price equal to the fair market value thereof on the date of grant. Of the warrants granted to our employees 2,500 vested immediately. The rest of the warrants granted to employees in December 2022 vest over a period of 36 months beginning January 1, 2023.

The fair value of the warrants granted during 2022 at grant date amounted to $0.8 million.

In the second quarter of 2021, the Company granted 62,147 warrants to its CMO which vest over 36 months. The fair value at grant date amounted to $0.4 million.

During 2021, an aggregate of 523,599 warrants attributable to 2021 entitlements were granted to employees, members of our board of directors and executive management. Of the warrants 22,916 were granted to our board of directors vested immediately. The warrants granted to employees and executive management vest over 36 months. The fair value at grant date amounted to $1.5 million.

On January 4, 2021, the Company effected its stock split which also resulted in a reduction of the nominal value of the Company’s ordinary shares from DKK 2 to DKK 1. In accordance with the anti-dilution provisions of the warrant agreements, the number of warrants was increased by a ratio of 36 to 1 and the exercise price was decreased from DKK 2 to 1 DKK. Accordingly, information related to the Company’s warrants have been retroactively adjusted to reflect the stock split and the bonus shares for all periods presented.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the granted warrants:

			Weighted		Weighted Average
			Average		Remaining
	Number of		Exercise		Contractual Life
	warrants		Price/Share		(years)
Warrants granted as at December 31, 2020	2,228,076		DKK1		15
Warrants granted during 2021(1)	63,802		DKK1
Warrants granted December 2021	523,599		USD 5.38
Warrants exercised	(62,284)	(2)	DKK1
Warrants forfeited	(10,178)		DKK1
Warrants cancelled	(10,397)		DKK1
Warrants granted as at December 31, 2021	2,732,618		DKK 7.53		13
Warrants granted	491,612		USD 2.24
Warrants exercised	(388,181)	(2)	USD 2.42
Warrants forfeited	(92,956)		USD 1.28
Warrants cancelled	—		—
Warrants granted as at December 31, 2022 (3)	2,743,093		USD 1.50		11
Warrants granted	559,115		USD 1.02
Warrants exercised	(360,731)	(2)	USD 0.14
Warrants forfeited	(203,004)		USD 2.08
Warrants cancelled	—		—
Warrants granted as at December 31, 2023(3)	2,738,473		USD 1.41	(4)	10
Warrants exercisable as at December 31, 2021	2,072,122
Warrants exercisable as at December 31, 2022 (3)	1,988,106
Warrants exercisable as at December 31, 2023 (3)	2,007,123
(1)	Of which 62,147 warrants were legally granted in June 2021 and the remaining 1,655 warrants were legally granted in December 2020.
(2)	The weighted average share price at the date of exercise were USD 0.14, USD 2.42 and USD 5.59 for the years ended December 31, 2023, 2022, and 2021, respectively.
(3)	The number of warrants excludes 2023 SPA Investor Warrants and EIB Warrants referred to in Note 6.
(4)	December 31, 2023, USD-end rate used.

Share-based compensation expenses included in the consolidated statements of comprehensive loss:

	Years Ended
	December 31,
	2023	2022	2021

	(USD in thousands)
Research and development expenses	$377	$760	$1,051
General and administrative expenses	102	182	328
Total	$479	$942	$1,379

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

The following assumptions have been applied for the warrants issued during the years ended December 31, 2023, 2022, and 2021:

	Years Ended December 31,
	2023	2022	2021
Expected term (in years)	6.5	6.5	6.5
Risk-free interest rate	4.27%	3.66%	1.34%
Expected volatility	85%	85%	85%
Share price	$0.70	$2.10	$4.20

The following schedule specifies the outstanding warrants as at December 31, 2023:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	318,192	1	13
Grant (September 2017)	28.71	467,184	1	13
Grant (December 2017)	28.71	92,673	1	13
Grant (during 2018)	37.05	163,116	1	13
Grant (February 2019)	42.57	7,956	1	13
Grant (September 2019)	56.35	54,000	1	13
Grant (October 2019)	56.97	112,995	1	13
Grant (December 2020)	56.75	175,567	1	8
Grant (April 2021)	45.31	1,655	1	8
Grant (June 2021)	40.86	62,147	1	8
Grant (December 2021)	19.22	422,451	USD 5.38	8
Grant (March 2022)	13.46	30,560	USD 2.96	8
Grant (June 2022)	8.85	5,004	USD 1.83	8
Grant (June 2022)	8.85	4,448	USD 1.83	8
Grant (June 2022)	8.85	45,000	USD 1.83	8
Grant (September 2022)	10.46	7,529	USD 2.42	8
Grant (December 2022)	10.95	15,279	USD 2.23	8
Grant (December 2022)	10.95	293,602	USD 2.23	8
Grant (January 2023)	9.17	10,000	USD 1.94	8
Grant (September 2023)	4.27	100,000	USD 1.02	8
Grant (September 2023)	2.57	50,000	USD 1.50	3
Grant (December 2023)	3.61	299,115	USD 0.75	8
Granted at December 31, 2023		2,738,473
Warrants exercisable at December 31, 2023		2,007,123

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the outstanding warrants as at December 31, 2022:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	437,114	1	14
Grant (September 2017)	28.71	617,184	1	14
Grant (December 2017)	28.71	122,040	1	14
Grant (during 2018)	37.05	170,496	1	14
Grant (February 2019)	42.57	7,956	1	14
Grant (September 2019)	56.35	54,000	1	14
Grant (October 2019)	56.97	150,660	1	14
Grant (December 2020)	56.75	193,064	1	9
Grant (April 2021)	45.31	1,655	1	9
Grant (June 2021)	40.86	62,147	1	9
Grant (December 2021)	19.22	435,165	USD 5.38	9
Grant (March 2022)	13.46	35,000	USD 2.96	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	45,000	USD 1.83	9
Grant (September 2022)	10.46	11,000	USD 2.42	9
Grant (December 2022)	10.95	50,000	USD 2.23	9
Grant (December 2022)	10.95	330,612	USD 2.23	9
Granted at December 31, 2022		2,743,093
Warrants exercisable at December 31, 2022		1,988,106

The following schedule specifies the outstanding warrants as at December 31, 2021:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Grant (December 2016)	20.91	701,356	1	15
Grant (September 2017)	28.71	617,184	1	15
Grant (December 2017)	28.71	122,040	1	15
Grant (during 2018)	37.05	174,564	1	15
Grant (February 2019)	42.57	7,956	1	15
Grant (September 2019)	56.35	54,000	1	15
Grant (October 2019)	56.97	150,660	1	15
Grant (December 2020)	56.75	317,457	1	10
Grant (April 2021)	45.31	1,655	1	10
Grant (June 2021)	40.86	62,147	1	10
Grant (December 2021)	19.22	523,599	USD 5.38	10
Granted at December 31, 2021		2,732,618
Warrants exercisable at December 31, 2021		2,732,618

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2021, 2022 and 2023 is shown below:

		Warrants held when				Warrants held when					Warrants held when
		becoming or leaving				becoming or leaving					becoming or leaving
	January 1,	as a member			December 31,	as a member				December 31,	as a member				December 31,
	2021	of management	Granted	Exercised	2021	of management	Granted	Exercised	Forfeited	2022	of management	Granted	Exercised	Forfeited	2023
Steven Projan	42,048	—	4,583	—	46,631	—	5,000	—	—	51,631	—	—	—	—	51,631
Roberto Prego	34,164	—	4,583	—	38,747	—	5,000	—	—	43,747	—	5,000	—	—	48,747
Jo Ann Suzich (former) (4)	10,260	—	—	—	10,260	—	—	—	—	10,260	—	—	—	—	10,260
Marianne Søgaard (1)	94,320	—	9,167	—	103,487	—	10,000	—	—	113,487	—	75,000	—	—	188,487
Helen Boudreau (former) (2)	5,436	—	—	(5,436)	—	—	—	—	—	—	—	—	—	—	—
Lars Holtug	—	—	4,583	—	4,583	—	5,000	—	—	9,583	—	5,000	—	—	14,583
Niels Iversen Møller	—	—	—	—	—	—	3,750	—	—	3,750	—	8,125	—	—	11,875
Board of Directors in total	186,228	—	22,916	(5,436)	203,708	—	28,750	—	—	232,458	—	93,125	—	—	325,583
Lars Aage Staal Wegner	852,084	—	64,167	—	916,251	—	—	(62,736)	(45,327)	808,188	—	—	(200,000)	—	608,188
Birgitte Rønø	—	29,376	45,000	—	74,376	—	25,000	—	—	99,376	—	12,500	—	—	111,876
Erik Heegaard	—	—	97,564	—	97,564	—	25,000	—	—	122,564	—	—	—	—	122,564
Glenn S. Vraniak (former) (3)	150,660	—	—	—	150,660	—	—	(112,995)	—	37,665	—	—	(37,665)	—	—
Andreas Holm Mattsson	—	—	—	—	—	—	35,000	—	—	35,000	—	6,250	—	—	41,250
Bo Karmark	—	—	—	—	—	45,000	16,667	—	—	61,667	—	—	—	—	61,667
Jesper Nyegaard Nissen	—	—	—	—	—	25,000	20,833	—	—	45,883	—	12,500	—	—	58,333
Niels Iversen Møller (5)	—	—	—	—	—	—	3,125	—	—	3,125	—	8,750	—	—	11,875
Per Norlén (6)	—	—	—	—	—	50,000	3,125	—	—	53,125	—	—	—	(37,150)	15,975
Thomas Bogenrieder (7)	—	—	—	—	—	—	—	—	—	—	4,356	—	—	—	4,356
Christian Kanstrup (7)	—	—	—	—	—	—	—	—	—	—	—	169,167	—	—	169,167
Executive Management in total	1,002,744	29,376	206,731	—	1,238,581	120,000	128,750	(175,731)	(45,327)	1,266,543	4,356	209,167	(237,665)	(37,150)	1,205,251

(1)	As of November 25, 2020, 26,964 warrants were granted for services provided before taking on the Board of Directors position.
(2)	Former board member from June 30, 2020, to May 25, 2021.
(3)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(4)	Board member until May 25, 2021.
(5)	Became a Board member in 2022.
(6)	Mr. Norlén resigned as the Chief Executive Officer of the Company effective September 1, 2023.
(7)	Became a member of Executive Management in 2023.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 10. Financial Income and Expenses

	Years Ended
	December 31,
	2023	2022	2021

	(USD in thousands)
Financial income:
Interest income, bank	$151	$13	$—
Interest income, other	3	—	—
Change in fair value of warrant liability	636	395	—
Foreign exchange gains	173	2,423	2,039
Total financial income	963	2,831	2,039
Financial expenses:
Interest expenses	(1)	(34)	(5)
Interest expenses, lease liabilities	(172)	(176)	(123)
Change in fair value of derivative liability	(110)	—	—
Change in fair value of warrant liability	(244)	—	—
Interest expenses, borrowings	(724)	(588)	(31)
Foreign exchange losses	(430)	(710)	(756)
Total financial expenses	(1,681)	(1,508)	(915)
Net financial items	$(718)	$1,323	$1,124

Note 11. Income Taxes

(a)   Analysis of charge/(credit) for the year:

	Years Ended
	December 31,
	2023	2022	2021

	(USD in thousands)
Income tax benefit	$790	$772	$178
Total income tax benefit for the year	$790	$772	$178

On December 31, 2023, the Company had net tax loss carry-forwards in Denmark of $19.0 million (2022: $13.6 million in Denmark; 2021: $9.5 million in Denmark) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2023, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.

The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

(b)   Reconciliation of effective tax rate to Danish statutory tax rate

	Years Ended December 31,
	2023	2022	2021
Statutory corporate income tax rate in Denmark	22%	22%	22%
Difference in corporate income tax rate in subsidiaries	—%	—%	—%
Non-deductible income / (expenses)	(1)%	(1)%	—%
Non-taxable income / (expenses)	—%	—%	—%
Additional tax deduction R&D expenses	1%	4%	6%
Tax credit research and development expenditures	(4)%	(5)%	(4)%
Change in deferred tax asset not capitalized	(14)%	(16)%	(23)%
Total effective tax rate	4%	4%	1%

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

(c)   Deferred tax in the consolidated statements of financial position

	Years Ended
	December 31,
	2023	2022	2021

	(USD in thousands)
Deferred Tax Positions:
Warrants	$275	$739	$2,118
Loss carry forward	19,022	13,581	9,530
Research and development expenditures	—	—	—
Other items	(126)	(214)	(98)
Deferred tax assets not recognized	(19,171)	(14,106)	(11,550)
Total Deferred Tax	$—	$—	$—

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

Note 12. Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion Biotech A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2023, 2022 and 2021, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion Biotech A/S	$(22,125)	$(23,169)	$(24,532)
Weighted-average number of ordinary shares outstanding	27,335,829	23,638,685	19,493,143
Loss per share before and after dilution	$(0.81)	$(0.98)	$(1.26)

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:

	Years Ended December 31,
	2023	2022	2021
Warrants(1)	12,816,407	3,094,129	2,732,618
(1)	The number of warrants presented includes warrants granted for share-based payments, the EIB Warrants, and 2023 SPA Investor Warrants outstanding as of each year end period.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 13. Property and Equipment, Net

		Other	Leasehold
	Property	Equipment	Improvements	Total

	(USD in thousands)
Cost at December 31, 2022	$2,593	$1,368	$1,632	$5,593
Additions during the year	—	23	65	88
Exchange rate adjustments	88	47	57	192
Cost at December 31, 2023	2,681	1,438	1,754	5,873
Depreciation at December 31, 2022	$(369)	$(352)	$(197)	$(918)
Depreciation for the year	(245)	(212)	(158)	(615)
Depreciation revaluation during the year	45	—	—	45
Exchange rate adjustments	(16)	(17)	(9)	(42)
Depreciation at December 31, 2023	(585)	(581)	(364)	(1,530)
Carrying amount at December 31, 2023	$2,096	$857	$1,390	$4,343
Carrying amount of right-of-use assets at December 31, 2023	$2,096	$—	$—	$2,096

		Other	Leasehold
	Property	Equipment	Improvements	Total

	(USD in thousands)
Cost at December 31, 2021	$2,756	$1,225	$1,567	$5,548
Additions during the year	—	220	156	376
Exchange rate adjustments	(163)	(77)	(91)	(331)
Cost at December 31, 2022	2,593	1,368	1,632	5,593
Depreciation at December 31, 2021	$(155)	$(161)	$(58)	$(374)
Depreciation for the year	(234)	(196)	(141)	(571)
Depreciation revaluation during the year	15	—	—	15
Exchange rate adjustments	5	5	2	12
Depreciation at December 31, 2022	(369)	(352)	(197)	(918)
Carrying amount at December 31, 2022	$2,224	$1,016	$1,435	$4,675
Carrying amount of right-of-use assets at December 31, 2022	$2,224	$—	$—	$2,224

Depreciation included in the consolidated statement of comprehensive loss:

	Years Ended
	December 31,
	2023	2022	2021

	(USD in thousands)
Research and development expenses	$340	$446	$270
General and administrative expenses	275	125	73
Total depreciation included in the consolidated statement of comprehensive loss	615	571	343
Total accumulated depreciation of right-of-use assets at December 31,	$585	$369	$155

Note 14. Prepayments and other receivables

	Years Ended December 31,
	2023	2022

	(USD in thousands)
VAT receivables	$143	$287
Prepayments	1,692	2,494
Receivables from collaboration partners	9	—
Other receivables	108	10
Total prepayments and other receivables	$1,952	$2,791

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 15. Other Payables

	Years Ended December 31,
	2023	2022

	(USD in thousands)
Employee cost liabilities	$894	$353
Other liabilities	112	312
Total other payables	$1,006	$665

Note 16. Cash and Cash Equivalents

	Years Ended December 31,
	2023	2022

	(USD in thousands)
Cash and cash equivalents	$5,583	$13,184
Total cash and cash equivalents	$5,583	$13,184

Cash and cash equivalents consist mainly of cash on deposit with banks, and $1.4 million held in an escrow account relating to the 2023 Securities Purchase Agreement as of December 31, 2023. There are no restrictions on the amounts held in the escrow account as of December 31, 2023.

Changes in net working capital

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Changes in receivables and tax receivables	$1,107	$(1,486)	$1,863
Changes in trade payables	502	(599)	(647)
Changes in other payables	(47)	(792)	21
Changes in net working capital	$1,562	$(2,877)	$1,237

Working capital is defined as current assets (excluding cash) less current liabilities and measures the net liquid assets the Company has available for the business.

Adjustments for non-cash items

Adjustments of non-cash items in the consolidated statements of comprehensive loss:

	Years Ended December 31,
	2023	2022	2021

	(USD in thousands)
Income taxes	$(790)	$(772)	$(178)
Tax credit schemes accounted for as grants	(194)	(226)	(12)
Depreciation	615	571	344
Impairment	—	87	—
Interest income	(154)	(13)	—
Interest expense	897	798	159
Share-based compensation expenses	479	942	1,379
Acquisition of property, plant and equipment	—	—	(90)
Loss in change from fair value of derivative liability	110	—	—
Gain in change from fair value of warrant liability	(392)	(395)	—
Other adjustments: Other adjustments, primarily exchange rate adjustments	615	(1,315)	(1,061)
Total adjustments for non-cash items	$1,186	$(323)	$541

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Reconciliation of Liabilities from Financing Activities

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2022	Cash flows	interest	Costs	Additions	adjustment	2023
Lease liabilities	$2,255	$(326)	$172	$—	$45	$76	$2,222
Borrowings	8,000	(306)	638	—	65	251	8,648
Provisions	144	—	—	—	—	5	149
Total liabilities from financing activities	$10,399	$(632)	$810	$—	$110	$332	$11,019

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2021	Cash flows	interest	Costs	Additions	adjustment	2022
Lease liabilities	$2,520	$(305)	$176	$—	$15	$(151)	$2,255
Borrowings	1,170	7,730	524	(1,117)	84	(391)	8,000
Provisions	153	—	—	—	—	(9)	144
Total liabilities from financing activities	$3,843	$7,425	$700	$(1,117)	$99	$(551)	$10,399

Note 17. Leases

Leases

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021, and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2023, the monthly payment is approximately $27,640 which consists of approximately $11,498 for the office space and approximately $16,142 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

The Company had one lease in Copenhagen, Denmark as of December 31, 2023.

For the years ended December 31, 2023, 2022 and 2021, the expense recognized in operating expense related to short term and variable lease payments not included in the lease liabilities was immaterial. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $0.2 million, $0.2 million, and $0.2 million, respectively, of depreciation expense related to its right-of-use lease asset in operating expense. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $0.2 million, $0.2 million, and $0.1 million of interest expense related to its lease liabilities. The Company recognized a total of $0.4 million, $0.4 million, and $0.3 million related to lease expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2023, 2022, and 2021, respectively.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-Use Asset	Lease Liabilities

	(USD in thousands)
At December 31, 2022	$2,224	$2,255
Additions	—	45
Depreciation	(216)	—
Interest Expense	—	172
Payments	—	(326)
Translation	88	76
At December 31, 2023	$2,096	$2,222

	Right-of-Use Asset	Lease Liabilities

	(USD in thousands)
At December 31, 2021	$2,601	$2,520
Additions	—	15
Depreciation	(214)	—
Interest Expense	—	176
Payments	—	(305)
Translation	(163)	(151)
At December 31, 2022	$2,224	$2,255

The total cash outflow for leases were $0.3 million and $0.3 million in during the years ended December 31, 2023 and 2022, respectively.

Note 18. Borrowings

Loan from lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. For the years ended December 31, 2023, 2022 and 2021 interest expense related to the loan from lessor was $0.1 million, $0.1 million and $nil, respectively. During the years ended December 31, 2023 and 2022, the Company had additions for borrowings related to the loan from lessor of $0.1 million.

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

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.78%. For the years ended December 31, 2023, 2022 and 2021 interest expense related to the EIB Loan was $0.7 million, $0.6 million and $nil, respectively. The loan is repayable in full six years after drawing down. The two remaining tranches have become void as of December 31, 2023.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Borrowings are summarized as follows:

	Years Ended December 31,
	2023	2022

	(USD in thousands)
Loan from lessor	$1,022	$1,068
EIB Loan	7,626	6,932
Total Borrowings	8,648	8,000
Less: Borrowings, current portion	(159)	(136)
Total Borrowings, net of current portion	$8,489	$7,864

Note 19. Capital Structure and Financial Matters

Share capital – ordinary shares

Capital transactions

In February 2021, the Company completed its IPO through which the Company issued and sold 300,000 ADSs, at a price to the public of $100.00 per ADS. The Company received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

In November 2021, the Company completed a follow-on public offering through which the Company issued and sold 394,286 ADSs, at a price to the public of $70.00 per ADS. The shares issued were inclusive of the 51,429 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

Lincoln Park Purchase Agreement

On June 7, 2022, the Company entered into the Purchase Agreement, with Lincoln Park, pursuant to which the Company may elect to sell up to $40.0 million in the Company’s ordinary shares, DKK 1 nominal value, represented by ADSs, subject to certain limitations and conditions set forth in the Purchase Agreement. In addition, upon execution of the Purchase Agreement, the Company paid a commitment fee in the form of 428,572 ordinary shares at a price of $2.80 per share, for a total commitment fee of $1.2 million (the “Commitment Fee”). Under the Purchase Agreement, the Company may from time to time, at its discretion, direct Lincoln Park to purchase on any single business day, or a regular purchase, up to 50,000 ordinary shares represented by ADSs which may be increased to 70,000 ordinary shares represented by ADSs under certain circumstances set forth in the Purchase Agreement over the 36 month term of the Purchase Agreement. The purchase price of the ordinary shares represented by ADSs will be based upon the prevailing market price of the ADSs at the time of the purchase without any fixed discount. In addition, the Company may direct Lincoln Park to purchase additional amounts as accelerated purchases and additional accelerated purchases under certain circumstances. The Company is not obligated to sell any ordinary shares represented by ADSs pursuant to the Purchase Agreement and will control the timing and amount of any such sales, but in no event will Lincoln Park be required to purchase more than $1.5 million in ordinary shares represented by ADSs in any single regular purchase.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

As of December 31, 2023, the Company had issued and sold 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s’ commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of such date, the Company had not issued or sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. As of December 31, 2023, not all conditions to make the LPC Purchase Agreement operational have been met.

JonesTrading Sales Agreement

On October 3, 2022, the Company entered into an At-The-Market Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The Nasdaq Capital Market.

During the year ended December 31, 2022, the Company sold 118,853 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, at a VWAP of $27.40 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 118,853 with the Danish Business Authority.

During the year ended December 31, 2023, the Company sold 3,679,954 ordinary shares represented by ADSs, DKK 1 nominal value, at a VWAP of $17.10 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Total proceeds to the Company from the sales of the ADSs were approximately $6.4 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 3,679,954 with the Danish Business Authority.

2023 Securities Purchase Agreement

On December 18, 2023, the Company entered into a Securities Purchase Agreement with a group of certain investors including all members of the Company’s Management and Board of Directors, and MSD Global Health Innovation Fund, a corporate venture capital arm of Merck & Co., Inc., Rahway, NJ, USA, for the issuance and sale in private placement of 9,726,898 of ordinary shares, DKK 1 nominal value represented by ADSs, and accompanying 2023 SPA Investor Warrants to purchase up to 9,726,898 ordinary shares represented by ADSs at a purchase price of $0.54 per ordinary share. The 2023 SPA Investor Warrants are exercisable immediately upon issuance and expire three years after the closing date of the private placement and have an exercise price equal to $0.71 per share. The gross proceeds to the Company from the private placement were $5.3 million, with up to an additional $6.8 million of gross proceeds in the event of cash exercise of the 2023 SPA Investor Warrants, before deducting offering expenses payable by the Company. Of the initial gross proceeds to the Company, $2.6 million was allocated to the 2023 SPA Investor Warrants issued. Refer to Note 6 for additional information on the 2023 SPA Investor Warrants.

At year end, due to issue of shares and warrant exercise, the outstanding share capital was nominal DKK 37,897,780.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following are changes in the Company’s share capital for the years ended December 31, 2021, 2022 and 2023:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2020	16,198,668	16,198
Capital increase at February 9, 2021 (for initial public offering)	3,000,000	3,000
Capital increase at November 9, 2021 (for follow-on offering)	3,942,856	3,943
Capital increase November 2021 (exercised warrants)	62,284	63
Share capital, December 31, 2021	23,203,808	23,204
Capital increase April 2022 (exercised warrants)	54,072	54
Capital increase June 2022 (exercised warrants)	92,313	92
Capital increase June 2022 (exercised warrants)	37,665	38
Capital increase at June 7, 2022 (LPC purchase agreement)	428,572	429
Capital increase June 2022 (exercised warrants)	17,264	17
Capital increase August 2022 (exercised warrants)	92,313	92
Capital increase August 2022 (exercised warrants)	41,085	41
Capital increase September 2022 (exercised warrants)	10,836	11
Capital increase at October 13, 2022 (JonesTrading sales agreement)	23,405	23
Capital increase at October 17, 2022 (JonesTrading sales agreement)	26,396	26
Capital increase at October 20, 2022 (JonesTrading sales agreement)	64,601	65
Capital increase at December 5, 2022 (exercised warrants)	42,633	43
Capital increase at December 29, 2022 (JonesTrading sales agreement)	4,450	4
Share capital, December 31, 2022	24,139,413	24,139
Capital increase at January 4, 2023 (JonesTrading sales agreement)	186,584	187
Capital increase at January 4, 2023 (JonesTrading sales agreement)	447,829	448
Capital increase at January 5, 2023 (JonesTrading sales agreement)	94,278	94
Capital increase at January 20, 2023 (JonesTrading sales agreement)	259,407	259
Capital increase at January 24, 2023 (JonesTrading sales agreement)	79,657	80
Capital increase at January 24, 2023 (JonesTrading sales agreement)	71,678	72
Capital increase at February 7, 2023 (JonesTrading sales agreement)	96,271	96
Capital increase at February 9, 2023 (JonesTrading sales agreement)	1,003,802	1,004
Capital increase at February 13, 2023 (JonesTrading sales agreement)	42,808	43
Capital increase at March 24, 2023 (JonesTrading sales agreement)	16,280	16
Capital increase May 2023 (exercised warrants)	134,730	135
Capital increase May 2023 (exercised warrants)	51,125	51
Capital increase June 2023 (exercised warrants)	150,000	150
Capital increase at June 6, 2023 (JonesTrading sales agreement)	861,614	862
Capital increase June 2023 (exercised warrants)	4,824	5
Capital increase at July 18, 2023 (JonesTrading sales agreement)	11,348	11
Capital increase September 2023 (exercised warrants)	10,836	11
Capital increase at September 22, 2023 (JonesTrading sales agreement)	54,099	54
Capital increase at September 26, 2023 (JonesTrading sales agreement)	51,750	52
Capital increase at September 27, 2023 (JonesTrading sales agreement)	45,807	46
Capital increase at October 2, 2023 (JonesTrading sales agreement)	54,829	55
Capital increase at November 1, 2023 (JonesTrading sales agreement)	50,281	50
Capital increase at November 15, 2023 (JonesTrading sales agreement)	19,387	19
Capital increase at November 16, 2023 (JonesTrading sales agreement)	77,119	77
Capital increase at November 21, 2023 (JonesTrading sales agreement)	43,950	44
Capital increase at November 21, 2023 (JonesTrading sales agreement)	21,136	21
Capital increase at November 30, 2023 (JonesTrading sales agreement)	24,316	24
Capital increase at December 4, 2023 (JonesTrading sales agreement)	65,724	66
Capital increase at December 21, 2023 (2023 SPA)	9,726,898	9,727
Share capital, December 31, 2023	37,897,780	37,898

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company’s share capital consists of the following ordinary shares:

	December 31,
	2023	2022

	(USD in thousands)
Authorized, issued and fully paid
37,897,780 (2022: 24,139,413) ordinary shares of DKK 1 each (2022: ordinary shares of DKK 1 each)	$5,899	$3,886
Total share capital	$5,899	$3,886

The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

Executive Management’s and Board of Director’s holding of shares

At December 31, the board of directors and executive management held the following shareholdings in the Company:

Number of ordinary shares owned	2023	2022	2021
Christian Kanstrup	1,493,014	—	—
Bo Karmark	—	2,000	—
Jesper Nyegaard Nissen	99,913	—	—
Birgitte Rønø	148,123	—	—
Andreas Holm Mattsson	4,267,931	4,071,961	4,163,832
Niels Iversen Møller	—	—	4,292,604
Lars Aage Staal Wegner	—	82,124	182,124
Executive Management in total	6,008,981	4,156,085	8,638,560

Number of ordinary shares owned	2023	2022	2021
Niels Iversen Møller	4,292,678	4,196,840	—
Roberto Prego	539,069	310,248	310,248
Lars Holtug	157,891	—	—
Marianne Søgaard	1,684,547	41,652	41,652
Steven Projan	—	27,288	27,288
Board of Directors in total	6,674,185	4,576,028	379,188

Note 20. Related Party Transactions

The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these persons.

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2023, 2022 and 2021.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 21. Commitments and Contingencies

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

The patent application for the Invention relates solely to the use of the adjuvant CAF®09b in conjunction with a high dose of neopeptides in the Company’s EVX-01 product candidate. SSI’s claim to the patent application does not relate to any other aspect of the Company’s patent portfolio covering EVX-01 or the PIONEER platform technology. The patent application stems from work the Company performed under a collaboration agreement the Company entered into with SSI, DTU, Center for Cancer Immune Therapy (Herlev Hospital) and the Center for Genomic Medicine (Rigshospitalet). The patent application names the Company and certain of the Company’s employees as the sole inventors of the invention.

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

It is the Company’s position that the Company and its employees are the sole inventors of the invention. The Company believes that it has strong defenses against SSI’s claim and that SSI’s claim is without merit. The Company intends to vigorously defend the action. In any event, even if SSI’s claim were to be upheld by the court, while no assurance can be given, the Company does not expect that it would have a material impact on its rights to use the Invention in the development and commercialization of EVX-01, as the Company believes that such rights are covered by its current license agreement with SSI and SSI would be excluded from enforcing its rights in the Invention to prevent the Company from developing and commercializing its EVX-01 product candidate. As of December 31, 2023, the opinion of the Company’s legal counsel is that the ongoing legal proceedings will not have a material impact on the Company’s future financial results.

As of December 1st, 2023, the Company and SSI have completed several rounds of written statements to the courts after which the court will announce official dates for court meetings to take place. The court proceedings have been paused since May 2023 on the basis that non-court mediated negotiations are ongoing between the Company and SSI to resolve the situation without further court proceedings. In December 2023 terms were agreed between the Company and SSI which results in a situation where the Company retains all commercial rights to EVX-01 and the patent application, the lawsuit will be lifted on a walk-away basis and no compensation by the Company to SSI. Final contracts remain to be signed.

Contractual obligations

The contractual obligations are similar individually and, in the aggregate, not material to the future financial position, operating profit or cash flow.

At December 31, 2023, the Company had the following contractual commitments which fall due as follows:

	December 31, 2023
	(USD in thousands)
	Contractual
	cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total

	(USD in thousands)
Purchase obligations	$—	$706	$322	$494	$—	$1,522
Total	$—	$706	$322	$494	$—	$1,522

The majority of the purchase obligations of $0.5 million relate to CRO’s as of December 31, 2023.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

At December 31, 2022, the Company had the following contractual commitments which fall due as follows:

	December 31, 2022
	(USD in thousands)
	Contractual
	cash flows	<1 year	1 – 2 years	2 – 5 years	>5 years	Total

	(USD in thousands)
Purchase obligations	$—	$598	$56	$904	$—	$1,558
Total	$—	$598	$56	$904	$—	$1,558

The majority of the purchase obligations of $0.8 million relate to CRO’s as of December 31, 2022.

Note 22. Provisions

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

Changes in the provision balance during the year ended December 31, 2023, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2023	$144
Currency adjustment	5
Carrying amount at December 31, 2023	$149

Changes in the provision balance during the year ended December 31, 2022, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2022	$153
Currency adjustment	(9)
Carrying amount at December 31, 2022	$144

Note 23. Fees to auditors

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2023, and 2022. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

	Years Ended December 31,
	2023	2022

	(USD in thousands)
Audit fees	$309	$172
Audit related fees	94	50
Other fees	57	156
Total fees	$460	$378

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Other fees

Other fees consist of services provided by EY for other permitted services, including fees for work performed by EY in connection with the Company’s capital raises.

Note 24. Intangible Assets

The Company wrote-off its intangible assets of $0.1 million during the year ended December 31, 2022. As of December 31, 2023, and 2022, the Company did not have an intangible asset balance.

Note 25. Events After the Reporting Period

JonesTrading Share Issuance

On January 25, 2024, the Company sold 2,633,550 ordinary shares represented by ADSs, DKK 1 nominal value, at a VWAP of $97.56 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $2.5 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 2,633,550 with the Danish Business Authority.

February 2024 offering

In February 2024, the Company completed a public offering through which the Company offered 757,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 757,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant is $4.00. The warrants will have an exercise price per ADS of $4.00 and will be immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, the Company offered prefunded warrants to purchase up to 2,992,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $4.00. The prefunded warrants will have an exercise price per ADS of $4.00 and will be immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $12.7 million.

Item 19.Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Incorporated by Reference Number	File Number	Provided Herewith
1.1	Articles of Association currently in effect (including English translation)	6-K	3/13/2024	1.1	001-39950
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares	F-6	01/12/2021	1	333-252038
2.2	Form of Specimen American Depositary Receipt (included in Exhibit 2.1)
4.1	CAF®09b Supply, Patent Know How & Trademark License Agreement dated November 30, 2020, between Statens Serum Institut and Evaxion Biotech A/S	F-1	01/08/2021	10.1	333-251982
4.2	Finance Contract between European Investment Bank and Evaxion Biotech A/S dated August 6, 2020	F-1	01/08/2021	10.2	333-251982
4.3	Lease Agreement dated October 2, 2020 between Evaxion Biotech A/S and DTU Science Park A/S.	F-1	01/08/2021	10.3	333-251982
4.4	Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada) (Incorporate by Reference to Exhibit 99.2 to Form 6-K filed with the Commission on October 25, 2021).	6-K	10/25/2021	99.2	001-39950
4.5	Purchase Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.1	001-3950
4.6	Registration Rights Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.2	001-3950
4.7	Capital on DemandTM Sales Agreement dated October 3, 2022 between Evaxion Biotech A./S and JonesTrading Institutional Services LLC	6-K	10/04/2022	1.1	001-3950
4.8	Agreement for the Issuance and Subscription of Notes	6-K	08/04/2023	10.1	001-39950
4.9	Form of Securities Purchase Agreement	6-K	12/21/2023	10.1	001-39950
4.10	Form of Investment Agreement	6-K	12/21/2023	10.2	001-39950
4.11	Form of Registration Rights Agreement	6-K	12/21/2023	10.3	001-39950
4.12	Engagement Agreement, by and between the Company and H.C. Wainright & Co., LLC, dated as of September 27, 2023, as amended	F-1/A	01/31/2024	1.1	333-276505
4.13	Form of Placement Agent Warrant	F-1/A	01/31/2024	4.3	333-276505
4.14	Form of Securities Purchase Agreement	6-K	02/05/2024	99.1	001-39950
4.15	Form of Series A Warrant	6-K	02/05/2024	99.3	001-39950

II-1

4.16	Form of Prefunded Warrant	6-K	02/05/2024	99.2	001-39950
8.1	List of Subsidiaries of the Registrant	F-1/A	11/03/2021	21.1	333-260493
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of EY Godkendt Revisionspartnerselskab					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

II-2

SIGNATURES

Evaxion Biotech A/S hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVAXION BIOTECH A/S
/s/ Christian Kanstrup
Name:	Christian Kanstrup
Title:	Chief Executive Officer
Date:	March 26, 2024

/s/ Jesper Nyegaard Nissen
Name:	Jesper Nyegaard Nissen
Title:	Chief Financial Officer
Date:	March 26, 2024

II-3