Form 20-F
period 2024-12-31
Evaxion Biotech A/S
filed 2025-04-01
CIK 1828253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 20-F

______________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39950

______________________

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

Tel: +45 31 31 97 53

E-mail: cka@evaxion.ai

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing fifty ordinary shares, nominal value DKK 0.25 per share	EVAX	The Nasdaq Stock Market LLC
Ordinary Shares, nominal value of DKK 0.25 per share*		The Nasdaq Stock Market LLC*

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2024, was:

Title of each class	Number of Shares Outstanding at December 31, 2024
Ordinary share, nominal value DKK 0.25 per share
(including shares underlying American Depository Shares)	70,130,556

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

Auditor Firm ID	1757
Auditor Name	EY Godkendt Revisionspartnerselskab
Auditor Location	Copenhagen, Denmark

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“ADSs” are to our American Depositary Shares, each of which represents fifty ordinary shares of Evaxion Biotech A/S;

●	“ADRs” are to the American depositary receipts that evidence our ADSs;

●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	“FDA” are to the United States Food and Drug Administration;

●	“Evaxion,” the “Company,” “we,” “us” and “our” refer to Evaxion Biotech A/S and our wholly owned subsidiaries;

●	“Group” are to the consolidated entities of Evaxion Biotech A/S, Evaxion Biotech Australia Pty Ltd and Evaxion Biotech, Inc.;

●	“IND” are to Investigational New Drug Application;

●	“ordinary shares” are to our ordinary shares, each of DKK 0.25 nominal value;

●	“SEC” are to the United States Securities and Exchange Commission;

●	“Securities Act” are to the Securities Act of 1933, as amended;

●	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar; and

●	“DKK,” “Krone,” and “Kroner” are to the Danish Krone

January 14, 2025, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing ten (10) ordinary share to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

January 17, 2025, an extraordinary general meeting of Evaxion was held, where it was approved to reduce our share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 to cover loss. Furthermore, it was approved to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share, and our Article of Association were amended accordingly.

January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

PRESENTATION OF FINANCIAL INFORMATION

This annual report contains our audited consolidated financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022 (our “audited consolidated financial statements”), prepared in accordance with IFRS accounting standards, as issued by the International Accounting Standards Board (“IASB”).

Our financial information is presented in our presentation currency, U.S. Dollar, or USD. Our parent Company’s functional currency is the Danish Krone, or DKK. Certain Danish Krone amounts in this annual report have been translated solely for convenience into USD at an assumed exchange rate of DKK 7.1429 per $1.00, which was the official exchange rate of such currencies as of December 31, 2024, rounded to four decimal places, as reported by Danmarks Nationalbank.

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

Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rate applicable on December 31, 2024. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could actually have been purchased upon exchange of DKK at the dates indicated.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

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

We have incurred net losses in each year since our inception in 2008, including net losses of $10.6 million, $22.1 million, and $23.2 million for the years ended December 31, 2024, 2023, and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $118.5 million.

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

Our ability to generate revenue and achieve profitability depends on our and our partners ability to successfully complete the development of, and our partners’ ability to obtain the regulatory approvals necessary to commercialize, our product candidates.

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

●

seeking, negotiating and obtaining agreements with future partners, if any, on favorable terms for the completion of clinical trials, and United States and non-United States marketing approvals and commercialization of our product candidates;

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

Our cash and cash equivalents were $6.0 million as of December 31, 2024. However, January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs, resulting in gross proceeds to the company from the offering of $10.8 million. Including the net proceeds from the public offering and at-the-market offering, our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures into mid-2026.

The net proceeds from our IPO completed in February 2021 was $25.3 million, based on the initial public offering price of $500.00 per ADS, after deducting underwriting discounts and commissions and offering expenses. The net proceeds from our follow-on offering completed in November 2021 was $24.9 million, based on the public offering price of $350.00 per ADS after deducting underwriting discounts and commissions and offering expenses.

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

Pursuant to a board resolution dated October 3, 2024, the number of shares issuable upon exercise of warrants previously granted to EIB was adjusted from 351,036 to 373,127.

In June 2022, we entered into a purchase agreement, or the LPC Purchase Agreement, with Lincoln Park, pursuant to which we may, from time to time and at our sole discretion, for a period of 36-months, direct Lincoln Park to purchase up to 4,649,250 of our ordinary shares represented by the ADSs, subject to the development in the ADS price. If the ADS price is between $25.00 and $200.00 the number of purchase shares is limited to 50,000. If the price is not below $200.00 the purchase share limit may be increased to 60,000 purchase shares and if the price is not below $300.00 the purchase shares limit may be increased to 70,000 purchase shares. Under the terms of the LPC Purchase Agreement, we may receive up to $40.0 million in aggregate gross proceeds from any sales of our ordinary shares represented by ADSs that we make to Lincoln Park thereunder. In connection with the LPC Purchase Agreement, we issued 85,714 ADSs representing ordinary shares to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement, or the Commitment Shares. As of the date of this annual report, Lincoln Park has not purchased any additional ordinary shares represented by the ADSs and we have not received any proceeds therefrom. At current, not all conditions to make the LPC Purchase Agreement operational have been met.

In October 2022, we initiated an at-the-market, or ATM, program with JonesTrading Institutional Services LLC, or JonesTrading, acting as sales agent, relating to the sale of up to $14,439,000 of the ADSs. As of the date of this annual report, we have raised gross proceeds of $14.4 million from the sale of ADSs under this ATM program.

On July 31, 2023, we entered into an agreement with Global Growth Holding Limited, or GGH, for the issuance of, and subscription to, convertible notes, or the Notes, convertible into ADSs representing new ordinary shares, nominal value DKK 1, or the ordinary shares, or the GGH Agreement. Pursuant to the GGH Agreement, we may elect to sell to GGH up to $20,000,000 in such Notes, subject to certain limitations and conditions set forth in therein. The Notes are subject to conversion into new ordinary shares at any time upon submission of a request for conversion by GGH. Pursuant to the GGH Agreement, on any business day over the 36-month term of the GGH Agreement, we have the right, but not the obligation, at our sole discretion and subject to certain conditions, to direct GGH to purchase tranches of up to $700,000 in aggregate value of Notes, or a Tranche. The Notes carry a zero coupon and will be issued at a subscription price corresponding to their par value. The conversion price of the Notes will be determined as 83.5% of the second lowest closing VWAP of the ADSs for the eight (8) trading days immediately preceding the issuance of each conversion request by GGH, unless the lowest closing VWAP of the ADSs over the such eight (8) trading days is the most recent trading day in which case the conversion price will be 85% of the lowest closing VWAP of the ADSs over such eight (8) day period. The facility has by December 31, 2024, not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

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

On February 5, 2024, we closed a public offering with net proceeds of $12.6 million including prefunded warrants at a market price of $20.00 per ADS and accompanying warrants to purchase up to 37,500,000 ordinary shares represented by ADSs at a purchase price of $0.40 per ordinary share (the “2024 PO Investor Warrants”). An amount of $4.3 million is held in an escrow account until exercise of the prefunded warrants. The 2024 PO Investor Warrants are exercisable immediately upon issuance and will result in up to $15.0 million of net proceeds upon cash exercise.

January 24, 2025, the Company sold 696,400 ADSs at an average price of USD $7.1776 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.85 million.

January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs. The gross proceeds to the company from the offering were $10.8 million, before deducting the placement agent’s fees and other offering expenses payable by the company.

We expect that the net proceeds from our IPO, our follow-on public offerings, our private placements and the net proceeds, we have received and may receive in the future under the ATM program and our existing cash and cash equivalents will be sufficient to fund our operating expenses and capital expenditures into mid-2026.

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

As of December 31, 2024, we had 46 full-time equivalent employees and, in connection with the development and advancement of our pipeline, partnerships and becoming a public company, we expect to keep developing our operations. To manage our anticipated development, we must continue to implement and improve our managerial, operational, legal, compliance and financial systems, and retain as well as recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing these development activities.

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

A portion of our product pipeline is in pre-clinical development and these programs could be delayed or not advanced into the clinic. In addition, due to our current financial position and adverse market conditions for raising additional capital, we intend to out-license certain targets we may identify and certain of our pre-clinical programs to future partners, if any, earlier than we might have otherwise done if we had the funds to mature them into more valuable opportunities for partners. We may not be able to enter into any such out-licensing arrangements for such current or future targets and as a result, we may not be able to further develop such targets or product candidates in a timely fashion or at all. Although we have granted MSD an option to exclusively license our preclinical vaccine candidates EVX-B2 and EVX-B3, there is no guarantee that MSD will exercise its option to license either one or both candidates. In addition, we may not be able to identify any new targets and even if we do, we may not be able to enter into any such out- licensing arrangements for such new targets and as a result, we may not be able to further develop such new targets or product candidates in a timely fashion or at all. Before we or our future partners, if any, can initiate clinical trials for product candidates, we or our future partners, if any, must complete extensive pre- clinical studies, including IND-enabling Good Laboratory Practice toxicology testing that supports our planned INDs in the United States or similar applications in the EMA, the TGA and other jurisdictions. We, or our future partners, if any, must also complete extensive work on CMC activities (including collecting yield, purity and stability data) to be included in the IND filing or other equivalent regulatory filing. CMC activities for a new category of medicines require extensive manufacturing processes and analytical development, which are uncertain and lengthy. For instance, issues have occurred in the past as we attempted to scale up our manufacturing and these issues may occur in the future. In addition, we, or our future partners, if any, may have difficulty identifying appropriate buffers and storage conditions to enable sufficient shelf life of batches of our pre-clinical or clinical product candidates. If we, or our future partners, if any, are required to produce new batches of our product candidates due to insufficient shelf life, it may delay the commencement or completion of pre-clinical studies or clinical trials of such product candidates. For example, we, and our future partners, if any, cannot be certain of the timely completion or outcome of our pre- clinical testing and studies and cannot predict if the FDA, the EMA, the TGA or other regulatory authorities will accept the results of our, or our future partners, if any, pre-clinical testing or our proposed clinical programs or if the outcome of our pre-clinical testing, studies and CMC activities will ultimately support the further development of our programs. As a result, we cannot be sure that we or our future partners, if any, will be able to submit INDs or similar applications for our or their pre-clinical programs on the expected timelines, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities allowing clinical trials to begin. Additionally, while we have demonstrated our ability to move from target identification to clinical development within as little as 18 months with our EVX-02 product candidate, no assurance can be given that we or our future partners, if any, will be able to do the same with other product candidates in various phases of clinical development and trials in the future.

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

The ability of the FDA and other government agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency has fluctuated in recent years as a result. In addition, government funding of government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, is inherently fluid and unpredictable. There is added uncertainty in light of actions that may be taken by the current presidential administration or Congress with respect to the FDA.

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

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. Since May 2023 the court proceedings has been paused while non-court mediated negotiations between us and SSI is ongoing. June 27, 2024, we have settled the court proceedings with all commercial rights to Evaxion, and without compensation to SSI.

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

We, our co-owners or our licensors, including our future partners, if any, may in the future become a party to patent proceedings or priority disputes in the United States, Europe or other jurisdictions. For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. May 2023 the court proceedings were paused while non-court mediated negotiations between us and SSI was ongoing. June 27, 2024, we have reached terms with SSI which do not include compensation from Evaxion to SSI.

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

For instance, in April 2022, SSI initiated a legal proceeding against us in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application we filed related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, or the Invention, for which we have an exclusive, royalty-bearing sub-licensable license to use in formulation with PIONEER identified neopeptides, from SSI. We believe that we and our employees are the sole inventors of the invention and that we have strong defenses against SSI’s claim and that SSI’s claim is without merit. May 2023 the court proceedings were paused while non-court mediated negotiations between us and SSI was ongoing. June 27, 2024, we have reached agreement with SSI which do not include compensation from Evaxion to SSI.

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

Risks Related to Ownership of ADSs

The price of the ADSs has been and may continue to be highly volatile and fluctuates substantially, which could result in substantial losses for purchasers of the ADSs who may not be able to resell the ADSs at or above the price they paid. Since the closing of our IPO in February 2021, the market price of the ADSs has decreased significantly and has been and may continue to be highly volatile. The stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, ADS holders may not be able to resell the ADSs at or above the price they paid for our ADSs. The market price for the ADSs may be influenced by many factors, including, but not limited to:

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

If we fail to satisfy the applicable continued listing requirements of Nasdaq, such as certain corporate governance requirements, the minimum equity requirement or the minimum closing bid price requirement, Nasdaq may take steps to delist our ADSs. Such a delisting would likely have a negative effect on the price of our ADSs and would impair your ability to sell or purchase our ADSs when you wish to do so. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not i) allow our ADSs to become listed again, (ii) stabilize the market price or iii) improve the liquidity of our ADSs, iv) prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or v) prevent future non-compliance with the listing requirements of Nasdaq.

May 7, 2024, the Nasdaq notified us that the Company no longer complied with Nasdaq Listing Rule 5550(b)(1) requiring a minimum equity of $2.5 million. November 11, 2024, we received a letter with a delisting determination from Nasdaq Stock Market, which the Company immediately appealed. February 14, 20025, Nasdaq confirmed Evaxion to be fully compliant and withdrew its delisting determination. Evaxion will remain listed as fully compliant, so long as it remains in compliance, having successfully evidenced compliance with the Nasdaq minimum stockholders’ equity requirement after restoring its equity above the minimum requirement through capital market activities.

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

Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 313,328,606 ordinary shares outstanding, corresponding to 6,266,572 ADSs outstanding, as of January 31, 2025. To date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.

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

As of January 31, 2025, there were 154,003,844 warrants outstanding. If these warrants are exercised then an additional 154,003,844 ordinary shares, which are convertible into 3,080,076 ADSs, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs.

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

Under the terms of the agreement, Dr. Møller and Mr. Mattsson agreed that during each Trading Window each of them will sell 65,746 ADSs representing ordinary shares at a price equal to the prevailing market price thereof on the date of such sale as reported on Nasdaq. Furthermore, pursuant the terms of the agreement, Dr. Møller and Mr. Mattsson are required to sell such shares and are prohibited from exercising any subsequent influence over how, when, or whether to affect the trade(s). As of December 31, 2022, due to market conditions, Dr. Møller and Mr. Mattsson had only sold 8,639 of such ADSs representing ordinary shares, thereby, leaving a total of 57,107 ADSs subject to future sale under this arrangement.

In addition, on June 7, 2022, we entered into the LPC Purchase Agreement pursuant to which we issued 428,572 ordinary shares represented by ADS’ (“Commitment Shares”) to Lincoln Park as consideration for a commitment fee of $1,200,000 for Lincoln Park’s agreement to purchase ordinary shares represented by ADSs under the LPC Purchase Agreement. As of the date of this annual report we have not issued any additional ordinary shares represented by ADSs to Lincoln Park. In accordance with the terms of the LPC Purchase Agreement, we filed a selling shareholder Form F-1 Registration Statement with the SEC on July 7, 2002, which was declared effective by the SEC on August 26, 2022, registering the potential future sale by Lincoln Park of up to 4,649,250 ADSs (historic ratio) represented ordinary shares inclusive of the 428,572 Commitment Shares. As of the date of this annual report, Lincoln Park has only sold an aggregate of 102,000 of such Commitment Shares thereby leaving 26,572 of such Commitment Shares available for sale.

Additionally, on October 3, 2022, we entered into a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal. The ADSs are offered pursuant to a prospectus supplement, dated March 26, 2025, or the Prospectus Supplement, which was filed with the SEC on such date and our Form F-3 (Registration No. 333- 285778) shelf registration statement filed with the SEC on March 13, 2025 (the “2025 F-3”), and declared effective by the SEC on March 24, 2025. Pursuant to the Prospectus Supplement, we may offer and sell up to an aggregate of $ 4,480,000 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose. The 2025 F-3 replaced the Form F-3 that had previously been filed on May 20, 2022, on Form F-3 (File No. 333-265132), which registration statement was declared effective on June 2, 2022 (the “2022 F-3”).  Under the 2022 F-3, we were initially entitled to, from time to time, sell up to $100 million in the aggregate of ordinary shares and ordinary shares represented by ADSs.  The 2022 F-3 was set to expire on June 2, 2025 and has been replaced by the 2025 F-3.  As of January 27, 2025, we have sold a total of 837,027 ADSs under this ATM program for an aggregate purchase price of $14,413,306.

In addition, on July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into our ordinary shares represented by ADSs, DKK 0.25 nominal value, with each ordinary share represented by one ADSs. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have under certain circumstances the right, but not the obligation, to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. The financing agreement between us and GGH is subject to approval by the SEC through the date of this prospectus.

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

In February 2024, we completed a public offering through which we sold 151,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 151,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant was $20.00. The warrants have an exercise price per ADS of $20.00 (amended to 137.60 DKK as of May 23, 2024) and are immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, we offered prefunded warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant was $20.00. The prefunded warrants have all been exercised.

Additionally, we issued Placement Agent warrants to purchase up to 37,500 ADSs representing 1,875,000 ordinary shares. The Placement Agent warrants have an exercise price per ADS of $27 and are immediately exercisable for a term of five years from the date of issuance.

January 31, 2025, the Company closed a public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs. The Company received gross proceeds of $10.83 million from the public offering.

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

As of January 31, 2025, our executive management, directors, holders of 5% or more of our ordinary shares and their respective affiliates beneficially own 27.1% of our outstanding voting securities. As a result, these security holders will have the ability either alone or voting together as a group to determine and/or significantly influence the outcome of matters submitted to our shareholders for approval, including the election and removal of directors, payment of dividends, amendments to our articles of association, including changes to our share capital or any mergers, demergers, liquidations and similar transactions. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares or ADSs that holders of ADSs may feel are in their best interest as a holder of ADSs. In addition, this group of shareholders may have the ability to control our management and affairs. Such control and concentration of ownership may affect the market price of the ADSs and may discourage certain types of transactions, including those involving actual or potential change of control of us (whether through merger, consolidation, take-over or other business combination), which might otherwise have a positive effect on the market price of the ADSs.

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

Item 4. Information on the Company

4.A. Business Overview

General

We are a clinical-stage TechBio company that aspires to lead the exploration of artificial intelligence, or AI, to develop vaccines with improved efficacy when compared to currently marketed products for patients with unmet medical needs. We were founded in 2008 as an AI company and over the years have developed into an AI-TechBio company with a robust clinical pipeline of personalized cancer vaccines and a broad pre-clinical pipeline of vaccines for various infectious diseases. Our pipeline programs are derived from our proprietary AI-Immunology™ platform, consisting of several models: PIONEER™, ObsERV™, AI-DeeP™, EDEN™, and RAVEN™ and we are utilizing these unique AI models to build a strong drug development pipeline. Drug development is a long and costly process with high attrition rates. We believe our unique AI-Immunology™ platform, trained to translate vast amounts of data to identify novel targets for the development of unique vaccines, have the potential to significantly reduce drug development timelines, costs and attrition.

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

Our AI-Immunology™ platform and Product Development Pipeline

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

Our AI-Immunology™ allows for a cost reduction of up to 90%+ when deploying the model for target identification compared to reverse vaccinology. Further, given the strong predictive capabilities of AI-Immunology™ we only need to test 20% of targets compared to what is needed with reverse vaccinology. We have demonstrated that our AI models are able to identify novel targets in just days, rather than years as is common for standard drug discovery methods. We believe that this predictive accuracy can significantly decrease the risk of failure by reducing the risk of low efficacy or unacceptable toxicity.

PIONEER™ is our AI model for the discovery of patient-specific cancer targets which we use to develop truly personalized cancer vaccines. PIONEER™ identifies patient-specific tumor mutations, so called neoantigens, that can induce strong T-cell dependent immune responses leading to tumor eradication.

We believe such neoantigen-based therapies will induce a directed immune response to each patient’s tumor that can eradicate the cancer cells from the body. We currently have three personalized cancer vaccines in clinical development; EVX-01, EVX-02, and EVX-03.

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

Recent Developments

January 14, 2025, the Company made effective a change to its ratio of ADSs to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing ten (10) ordinary share to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

January 15, 2025, Evaxion announced that dosing in its phase 2 trial with personalized cancer vaccine EVX-01 was completed according to trial protocol and timelines, meaning the trial remains on track for completion and data readout in the second half of 2025. Coincidently, the first patient has now completed the trial and has had last visit according to the protocol. Patients will continue to be monitored and data collected.

January 17, 2025, an extraordinary general meeting of Evaxion was held, where it was approved to reduce our share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 to cover loss. Furthermore, it was approved to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share, and our Article of Association were amended accordingly.

January 24, 2025, the Company sold 696,400 ADSs at an average price of USD $7.1776 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.85 million.

January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs, with gross proceeds of $10.8 million. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

February 14, 2025, Nasdaq confirmed Evaxion to be fully compliant and withdrew its delisting determination. Evaxion will remain listed as fully compliant, , so long as it remains in compliance with Nasdaq requirements, having successfully evidenced compliance with the Nasdaq minimum stockholders’ equity requirement after restoring its equity above the minimum requirement through capital market activities.

February 25, 2025, Evaxion extended its phase 2 trial with personalized cancer vaccine EVX-01 to further enhance the clinical data package. Originally planned as a two-year study, the trial was extended by an additional year to collect three-year clinical outcome data. The additional third year of EVX-01 dosing may provide further insights into potential enhanced treatment effects and durability of induced immune response.

Product Development Pipeline

Our AI-identified targets can be delivered using any delivery modality, such as peptides, recombinant proteins, mRNA and our proprietary DNA-targeting technology, and we are building a diverse vaccine pipeline utilizing such different delivery modalities.

Figure 1: The Evaxion pipeline.

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

The initial data from five patients from the Phase 2 clinical study were presented at the annual meeting of the Society of Cancer Immunotherapy, or SITC, in San Diego, California November 2023. In June 2024, immune data from a total of 12 patients was presented at American Society for Clinical Oncology, or ASCO, Annual Meeting in Chicago, Illinois. The data demonstrated neoantigen-specific T-cell reactivity induced by EVX-01 in all 12 patients. In September 2024, one-year clinical efficacy data was presented at the European Society for Medical Oncology Congress in Barcelona, Spain. The data demonstrated an overall response rate of 68.8% as per RECIST 1.1 with 15 out of the 16 patients experiencing a tumor target lesion reduction. Full Phase 2 study readout is expected in 2025.

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

EVX-B1

EVX-B1 is a prophylactic multi-component vaccine initially in development for the prevention of S. aureus-induced skin and soft tissue infections, or SSTI, in patients undergoing elective abdominal hernia surgery. EVX-B1 includes two proprietary and highly protective antigens identified by EDEN™ as well as a chimeric toxoid, formulated with a potent adjuvant. We believe that the predictive power of EDEN™ and our unique approach to vaccine design will result in a highly protective vaccine. EVX-B1 has now completed pre-clinical development. We have concluded the testing of the protein antigens in a final MTA study with a potential partner, where we could demonstrate that the protein antigens induce protection against S. aureus infection in a non-rodent surgical site infection model

EVX-B2

EVX-B2 is a prophylactic vaccine being developed to target diseases caused by N. gonorrhoeae.

EVX-B2 is composed of a fusion protein with two antigen subunits, identified by EDEN™ and formulated with a potent adjuvant. We believe that our EVX-B2 vaccine candidate will induce a protective immune response against N. gonorrhoeae and thereby minimize the risk of infection for the general population and groups at risk.

In September 2022, together with UMass Chan Medical School, we received a grant from the U.S. National Institutes of Health, or NIH, to support the evaluation of our EVX-B2 candidate using DNA and mRNA vaccine delivery platforms and to progress the development of our EVX-B2 vaccine candidate. In September 2023, we initiated a collaboration with Afrigen Biologics with the goal of developing an mRNA-based gonorrhea vaccine for low-and middle-income countries (LMICs). The mRNA vaccine will be based on the same two EDEN™ discovered antigens having demonstrated high levels of protection in preclinical studies. In September 2024 initial data from the Afrigen collaboration was presented at the 18th Vaccine Congress in Lisbon, Portugal. The results presented included Proof-of-Concept data, demonstrating the ability of the EVX-B2 mRNA vaccine to induce a specific immune response and that the immune sera from vaccinated mice could induce bacterial killing in vitro..

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

EVX-B2 and EVX-B3 were partnered with MSD in September 2024 as part of a significantly expanded vaccine collaboration with MSD.

EVX-V1

In December 2022, we announced the development of our first viral vaccine product candidate, targeting Cytomegalovirus, or CMV. We are utilizing our AI models RAVEN™ and EDEN™ to design a next- generation vaccine candidate that elicits both cellular and humoral responses. Ten EDEN™ predicted novel B-cell antigens have been selected and are now being produced as recombinant proteins for further evaluation in preclinical models. EVX-V1 is currently in pre-clinical discovery phase.

November 12, 2024, we announced positive preclinical data for EVX-V1. The data demonstrates that CMV antigens identified with Evaxion’s AI-Immunology™ platform trigger targeted immune responses. Results also showcases the successful design of a proprietary prefusion glycoprotein B (gB) antigen with ability to neutralize the virus. We are advancing these new findings to develop a multi-component CMV vaccine candidate.

On December 12, 2024, Evaxion presented preclinical Proof-of-Concept (PoC) for its precision cancer vaccine concept targeting non-conventional ERV (endogenous retrovirus) tumor antigens shared across patients, and the new data confirming the preclinical PoC, at the ESMO Immuno-Oncology Congress, in Geneva, Switzerland.

Our Strengths

●	Our flexible, scalable and adaptable AI-Immunology™ platform offers a strong value proposition toward existing and potential partners

●

Our five AI models PIONEER™, ObsERV™, AI-DeeP™, EDEN™ and RAVEN™ ingrained in the AI-Immunology™ platform, have allowed us to generate numerous pipeline candidates within both cancer and infectious diseases, and with our first two oncology product candidates currently in clinical development

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

Our Strategy

The Evaxion strategy centers around our AI-Immunology™ platform, which has been continuously developed and refined over the past 15 years. This has provided us with a pioneering and differentiated position within AI-based vaccine target discovery, and further, led to the design and development of novel vaccine candidates. The strong potential of AI-Immunology™ is evidenced by both the preclinical and clinical data we have generated as well as through existing partnerships. The AI-Immunology™ platform holds the potential to generate one new vaccine target every 24 hours, is delivery modality-agnostic, and easily adaptable to partner needs. The platform is currently trained in cancer and infectious diseases and is scalable to other therapeutic areas. The high throughput, combined with a very flexible model, offers a strong value proposition for both existing and future partners.

The AI-Immunology™ contains five interrelated proprietary AI prediction models: (i) PIONEER™, our cancer neoantigen prediction model, (ii) ObsERV™, our endogenous retrovirus (ERV) tumor antigen prediction model, (iii) EDEN™, our B-cell antigen prediction model, (iv) RAVENTM, our T-cell antigen prediction model and (v) AI-DeeP™ our responder prediction model. The platform features a unique modular architecture where the same building blocks are used across different AI prediction models. This means that improvements in individual building blocks will lead to improvements in all the AI prediction models where the building block is used This, we believe, serves to further enhance the predictive capabilities of AI-Immunology™ and to ensure we will retain a differentiated position going forward. The building block-based architecture also gives a high scalability to other therapeutic areas which is offering attractive long-term opportunities for Evaxion.

In parallel with the AI-Immunology™ platform development, we have been building a strong multidisciplinary capability set spanning the full value chain from target discovery to early clinical development. Our state of art wet-lab and animal facility gives us a unique opportunity for rapidly validating our AI predictions in pre-clinical models thereby, generating proprietary data as well as new pipeline assets. Further, it offers partners a flexible and adaptable one stop shop for discovery and development of new vaccine candidates.

The AI-Immunology™ platform together with our multidisciplinary capability set drives a clear differentiation for our AI driven approach to development of novel vaccine candidates and provides a strong value proposition towards potential partners. The differentiation is illustrated in Figure 2 below.

Figure 2: A clearly differentiated position with AI based drug discovery and development.

With AI-Immunology™ at the core, and further building upon our strong multidisciplinary capability set, our focus is on pursuing value realization of our AI platform and pipeline via a multi-partner approach. Our strategy is to be the leading AI-powered TechBio company. This is being executed through our business model, driving best-in-class target discovery collaborations using our AI-Immunology™ platform, and by advancing our proprietary pipeline of novel R&D candidates. We aim to become AI partner of choice, thus generating positive cash flow to fund our growth and fuel further innovation. Please see Figure 3 below for an overview of the Evaxion strategic ambition and business model.

Figure 3: The Evaxion strategic ambition and business model.

A multi-partner approach to value realization means that we have a strong focus on establishing partnerships where we bring our multidisciplinary capabilities and the unique predictive capabilities of AI-Immunology™ to partners with the objective of developing novel vaccine candidates. The agreement around EVX-B3 with MSD from September 2023, which in September 2024 resulted in a significantly expanded collaboration with an option and license agreement, covering both EVX-B3 and EVX-B2, with potential milestones of USD 592 million per product, is a good example of what we aim at achieving. For EVX-B3, we teamed up with MSD in September 2023 to utilize AI-Immunology™ to discover and develop a novel vaccine for a bacterial infectious disease, where no vaccine is available today. We are excited about this collaboration with MSD and are thrilled to see it continuing into the next phase which now also includes EVX-B2. We are also very pleased with the level of interest we are seeing from other potential partners in establishing similar partnerships within other infectious disease areas and are excited about the potential for addressing significant unmet needs in collaboration with partners.

To further develop the predictive capabilities of AI-Immunology™, and hence further strengthen the value proposition to existing and potential partners, we are excited to have launched an upgraded version of EDEN™, EDEN™ 5.0, which took place at the European Conference on Computational Biology (ECCB) conference in September 2024.

We are advancing our own select high value programs to key value inflection points following which we will pursue partnering. With our multidisciplinary capabilities and the predictive capabilities of AI-Immunology™, we have strong potential for quickly advancing proprietary high value programs into preclinical and clinical development. However, we do not intend to run larger scale clinical trials ourselves. We are very excited about the convincing EVX-01 Phase 2 one-year clinical data we presented at ESMO in September.

The convincing data already makes us look forward to the two-year clinical readout in Q3, 2025. The one-year clinical data was a very important milestone for our lead pipeline candidate, and we are excited about the commercial potential of EVX-01. We will also partner pipeline assets before entering clinical development if this makes sense from a strategic and financial point of view. The agreement with MSD on EVX-B2 (as well as EVX-B3), containing potential milestones of up to USD 592 million per product, which we announced in September 2024 is a good example of such early partnering strategy.

Hence, in summary we are seeing a continued strong progress in executing on our strategy. We are excited about having delivered successfully on most of our 2024 key milestones as can be seen in Figure 4A below.

Figure 4A: 2024 milestones.

The strong strategy execution in 2024 makes us excited about the prospects for 2025. Focus for 2025 will be a continuation of the multi-partner approach to value realization via execution upon our business development strategy, continuation of the ongoing EVX-01 phase 2 trial, the ongoing strengthening of our AI-Immunology™ platform and further advancement of our research activities, including progressing our ERV based precision vaccine concept towards clinical development. Finally, focus is of course on advancing our existing partnerships including bringing the MSD collaboration to option exercise. Please the table below for an overview of 2025 company milestones.

Figure 4B: 2025 company milestones.

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

Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions in Novo Nordisk anchored in research, development and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures. July 31, 2024, Jesper Nissen tendered his resignation as Chief Operating Officer and Interim Chief Financial Officer of the Company, to be effective October 31, 2024. Mr. Nissen’s resignation was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has appointed Thomas Frederik Schmidt to assume Mr. Nissen’s responsibilities as the Interim Chief Financial Officer. Mr. Schmidt brings more than 30 years of financial management experience from across different industries with more than 25 years of these being based in the life science industry including roles as country Managing Director and country Chief Financial Officer in Roche and Group CFO in Ambu. Ambu is a MedTech company listed on the Nasdaq Copenhagen Stock Exchange. Mr. Schmidt holds a Master of Science in Business Economics and Auditing from Copenhagen Business School and a has undergone training and preparation for State Authorized Public Accountant (CPA) exam. Mr. Schmidt has succeeded Mr. Nissen as the Company’s Interim CFO as of November 1, 2024.

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

We believe our truly personalized or precision approaches targeting neoantigens and ERVs will allow us to harness the natural power of a patient’s own immune system to elicit a strong, cancer-specific immune response, potentially holding the key to long-lasting tumor control or even a possible cure for many cancer patients.PIONEER™ – Our AI model for the Discovery of Novel, Personalized Neoantigen-targeting Cancer Vaccines

Overview

PIONEER™ is our proprietary AI model for the rapid discovery and design of personalized neoantigen- targeting therapies. Our proprietary PIONEER™ model allow us to efficiently identify and select those neoantigens that we believe are most likely to generate a strong, de novo T-cell response leading to significant antitumor effect in each patient. The goal of our PIONEER™ derived cancer vaccines is to deliver therapeutic neoantigens to patients in a way that trains the patients’ own immune system to target and kill tumor cells with no or very limited adverse effects on healthy non-cancer cells. As shown in Figure 5 below, PIONEER™ simulates the key biological steps in presenting each neoantigen to the patient’s immune system with our high-performance, AI-based in silico modules.

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

Our PIONEER™ and ObsERV™ Derived Cancer Vaccine Programs

We are currently advancing a clinical pipeline of personalized cancer vaccines derived from our PIONEER™ and ObsERV™ models (see Figure 9).

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

In June 2024, immune data from 12 patients was presented at the American Society of Clinical Oncology in Chicago, Illinois. Data demonstrated EVX-01 induced T-cell responses in all 12 assessed patients. The T-cell responses were mediated by both CD4+ and CD8+ T cells. Single vaccine neoantigen responses were induced by 71% of the administered neoantigens and correlation analysis between the AI-Immunology™ prediction scores and the neoantigen T-cell responses demonstrated a significant positive correlation, underlining the precision and predictive power of the proprietary AI-Immunology™ platform.

In September 2024, one-year clinical efficacy data was presented at the European Society for Medical Oncology Congress in Barcelona, Spain. The data demonstrated an overall response rate of 68.8% as per RECIST 1.1 with 15 out of the 16 patients experiencing a tumor target lesion reduction. Furthermore, additional immune monitoring analyses of single neoantigens revealed an even higher neoatigen hitrate of 78.8% with additional data generated from the timepoint of the ASCO presentation. Similarly with the additional immune data generated, the p value for positive correlation between AI-Immunology™ prediction scores and the immune response induced by the single neoatigens was improved, underlining the precision the proprietary AI-Immunology™ platform.

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

The treatment paradigm for metastatic and unresectable melanoma, NSCLC and bladder cancer has been revolutionized over the last few years with the approval of PD-1/PD-L1 CPIs across treatment lines, including first line for metastatic and unresectable melanoma and in NSCLC as monotherapy or in combination with chemotherapy/other CPIs depending on a patient’s status. In bladder cancer, PD-1/PD-L1 CPIs are approved in the first line setting for cisplatin ineligible patients as well as later line treatments.

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

a
Study objectives
1. Safety and tolerability
2. Clinical feasibility
3. Induction of neoantigen specific immune response
4. Clinical efficacy (ORR, PFS)
Baseline biopsy and blood sample
CPI every 3rd or 4th week
Vaccine treatment
IP
IM
Continue CPI until progression or approximately 2 years
6-8 weeks production time
T1
T2
T3
T4
FU
b
Dose level 1
500 µg total peptide load (5 patients)
Dose level 2
1000 µg total peptide load (3 patients)
Dose level 3
2000 µg total peptide load (4 patients)

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

The Phase 2 clinical trial is an open-label, multi-center, single arm trial evaluating the efficacy (best objective response, overall response rate, progression free survival and overall survival) and safety of EVX-01 in adults with advanced or metastatic unresectable melanoma on pembrolizumab. The trial is designed to show an improvement in the best overall response of patients with SD or PR after 12 weeks on pembrolizumab treatment. The trial design is guided by recently published KEYNOTE-001 and 006 data from MSD which demonstrates that advanced melanoma patients with SD at week 12 and subsequent progression had poor survival outcomes. We believe EVX-01 in combination with pembrolizumab has the potential to significantly improve patient outcomes. The trial design is developed in collaboration with world leading KOLs; Georgina Long (Melanoma Institute Australia, AU), Patrick Ott (Dana-Faber Cancer Institute, USA) and Inge-Marie Svane (Center for Cancer Immune Therapy, Denmark), and is conducted in partnership with MSD.

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

In June 2024, immune data from a total of 12 patients was presented at American Society for Clinical Oncology Annual Meeting in Chicago, Illinois. The data demonstrated neoantigen-specific T-cell reactivity induced by EVX-01 in all 12 patients and that the response was driven by both CD4+ and CD8+ T cells. All 12 patients had a CD4+ T-cell response to their antigen pool and CD8+ T-cell reactivity to vaccine neoantigens was observed in three patients after the six priming vaccinations (Figure 18).

Figure 18: Vaccine neoantigen-specific T-cell responses induced during the priming.
A: IFNγ ELISPOT response at four different timepoint in PBMCs after in vitro stimulation towards each individual patient’s neoantigen pool. B: Vaccine-specific CD4+ and CD8+ T-cells were analyzed by intracellular cytokine staining (ICS) and flow cytometry after in vitro expansion. T-cell responses were defined as %cytokine-positive vaccine pool STIMULATED > 2.5 x %cytokine-positive UNSTIMULATED and at least 0.1% of CD4/CD8.

In general, booster immunizations tended to increase the immune response and did not impose any safety concerns. Assessment of individual neoantigen reactivity revealed that 64 out of the 90 neoantigens administered to the 12 patients induced a significant T-cell response with an overall neoantigen response of 71%. Neoantigen PIONEERTM quality score correlates positively with T-cell responses, underlining the precision and predictive power of the PIONEER™ model (Figure 19).

Figure 19A: Immunogenicity of individual EVX-01 neoantigen (neoAg) and correlation with neoAg quality score.
A: Number of immunogenic neoAgs per patient at each sample timepoint during EVX-01 priming. Immunogenic neoAgs were determined in an IFNγ ELISpot assay using the criteria: [Mean SFUneoAg STIMULATED]>2x [Mean SFUUNSTIMULATED]+ 10 SFU. 64 out of 90 tested neoAgs were immunogenic. B: Correlation between IFNγ ELISpot responses and AI-Immunology™ neoAg quality scores assessed at week 30 after completion of EVX-01 priming (6x EVX-01) demonstrated a significant positive correlation between neoAgs quality score and IFNγ responses.

In September 2024, one-year clinical efficacy data was presented at the European Society for Medical Oncology (ESMO) 2024 Congress in Barcelona. The combination of EVX-01 and anti-PD-1 therapy led to an encouraging overall response rate of 68.8% (11 patients out of 16 patients) as per RECIST 1.1 with three out of the 16 patients achieved complete remission of their tumor target lesion. Further, a decrease in tumor target leasion size was observed in 15 out of 16 patients (Figure 19A and B). Data cutoff: 21-Aug-2024.

Figure 19B Clinical event timeline and change in tumor target lesion size.
(A) Overview of clinical response assessments and EVX-01 dosing. Week 0 is defined as the date of first Pembrolizumab treatment. Circles indicate the day of each clinical response assessment and are colored according to the assessment per RECIST 1.1. The arrows indicate the day of each EVX-01 administration. Early termination (ET) is indicated with a black square and a cross indicates early termination due to death. Patient 4 had PD at week 12 but experienced tumor reduction later. (B) Largest reduction in target lesion size for each patient compared to baseline. Bars are colored according to each patient’s best overall response at the data cut-off date as assessed by RECIST 1.1. *Patients not included in the primary analysis as they were not SD or PR at week 12. # Increased response category after week 12.

The clinical efficacy data from the one-year interim analysis are summarized in the table below:

Assessments
Improvement from SD to PR/CR	2/5 (40.0%)
Improvement from PR to CR	2/9 (22.2%)
Overall improvement in response	4/16 (25%)
ORR	*11/16 (68.8%)
Median follow up (months)	14.8 (4.7 – 21.3)
Median OS	NR
Median PFS	NR

Immune motoring data demonstrated that out the 103 EVX-01 administered neoantigens analyzed to date, 81 gave rise to a specific T-cell response, totalling a hit-rate of 78.6%. Additionally, a positive correlation was observed between AI-Immunology™ predictions and the immune response elicited by the specific neoantigens (Figure 19C).

Figure 19C: Immunogenicity and correlation analysis between AI-Immunology™ and immune response.
A) Immunogenicity of individual neoantigens after six or more EVX-01 vaccinations. In total 103 peptides were analyzed, of which 81 were immunogenic (78.6%). B) Predicted neoantigen (neoAg) quality correlates positively with T-cell responses. Linear regression and Pearson correlation analysis of predicted neoantigen quality score and best observed immune response in IFNy ELISpot. Background signals are subtracted from all ELISpot data. PCC: Pearsson correlation coefficient. These data include the data depicted in Figure 27 as well as data generated from the time of the ASCO presentation in June 2024 until the ESMO presentation in September 2024.

In conclusion, the one-year data presented at ESMO indicate that EVX-01 holds the promise as a safe and effective therapeutic approach when used in combination with anti-PD-1 therapy.

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

Final data from a first-in-human Phase 1/2a clinical trial investigating the safety, tolerability and pharmacodynamic response of EVX-02, substantiated an ability to activate neoantigen-specific T cells as well as indicated encouraging clinical outcome data of our first-generation neoantigen DNA therapy.

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

Figure 19D: Illustration of our two neoantigen targeting DNA therapies, EVX-02 and EVX-03. EVX-03 also includes ERV antigen in the antigen unit. Both candidates comprise PIONEER-identified neoantigens inserted as a neoantigen unit into a backbone plasmid with immune stimulating elements. Furthermore, EVX-03 comprises an APC-targeting unit linked to the antigen unit via a dimerization unit, illustrated in dark blue.

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

EVX-03 GLP toxicology study

In a toxicology study, performed under GLP standards, no organ weight, no macroscopic nor microscopic changes were observed in a repeated dose study in mice.

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

Our EVX-03 Clinical Development Plans

Based on the readout from our Phase 1/2a EVX-02 study, induction of a robust and long-lasting CD4+ and CD8+ specific T-cell responses as well as a favorable clinical outcome in all patients, we believe we have validated our PIONEER™ AI model, DNA technology and manufacturing process of the DNA therapy. Our next-generation DNA vaccine, EVX-03, is further optimized by including an APC targeting unit thereby leading to improved anti-tumor effect in pre-clinical models. Collectively, we believe these data constitute an attractive out-licensing package for potential partners, supporting progression into a first-in human Phase 1 clinical trial to assess the safety, tolerability and pharmacodynamic effect of EVX-03.

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

We believe our approach can be used to target almost any bacterial infection and rapidly enable the discovery and development of vaccine product candidates. We have applied EDEN™ to seven bacterial pathogens to test its predictive power. For each pathogen, EDEN™ identified novel vaccine antigens which were subsequently expressed as proteins and tested in pre-clinical, mouse infection models, demonstrating protection against all seven pathogens. Within these studies, where vaccine formulations were distinguished by variations in EDEN™ scores, we demonstrated the precision of EDEN™. This precision is evident through the correlation observed between EDEN™ prediction scores and the level of protection in pre-clinical infection models. Notably, EDEN™ outperforms reverse vaccinology (RV) by not only identifying the same bacterial vaccine antigens as RV but also uncovering numerous additional potential vaccine antigens that RV has overlooked, all through computation. By employing proteome-wide AI predictions, this tool not only identifies protective proteins but also predicts the level of protection each protein offers. We intend to develop a broad pipeline of vaccine product candidates using this AI model. EVX-B1, our vaccine candidate for the prevention of S. aureus, has completed pre-clinical development and is ready for out-licensing. We are currently focused on the development of EVX-B2/EVX-B2-mRNA, our vaccine candidate for the prevention of N. gonorrhoeae infections, and EVX-B3, a vaccine against an undisclosed bacterial pathogen with a high medical need where no vaccine is currently available. Furthermore, we believe EDEN™ is applicable in virus vaccine development, hence is applied in the development of a virus vaccine EVX-V1 against cytomegalovirus (CMV). We develop our vaccine candidates through pre-clinical development with the ambition to enter co-development or out-licensing partnerships prior to clinical development. EVX-B2- mRNA, and EVX-B3 are being co-developed with the pharmaceutical company Afrigen Biologics, and with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA), respectively.

In September 2024 we launched an update of the EDEN model at the 23rd European Conference on Computational Biology, or ECCB. The updated. The updated version 5.0 of the AI model EDEN™ features a novel toxin antigen predictor, is trained on an expanded dataset and includes an advanced protein prediction feature. The launch will expectedly improve Evaxion’s ability to fast and effectively discover AI-derived novel vaccines and is expected to further solidify the strong interest seen in AI-Immunology™ from potential partners.

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

Evaluation and Selection of Vaccine Antigens

EVX-B2 was developed using our, proprietary AI model EDEN™ for B-cell antigen discovery, to identify novel B-cell antigen vaccine targets. Ten proteomes of N. gonorrhoeae were processed through EDEN™. The strains were selected to represent the N. gonorrhoeae phylogenetic landscape and include several different antibiotic resistance profiles. EDEN™ identified several N. gonorrhoeae vaccine antigens.

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

Evaluation and Selection of Adjuvant

We have evaluated different adjuvants together with the antigens and their combined effect to induce antigen-specific antibody responses, bactericidal activity and protection in vivo. GLA-SE was identified to have the highest adjuvating capacity on the antigens, resulting in a formulation with high immunogenicity.

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

Figure 42. EVX-B2 demonstrates broad protection in a bactericidal assay using a panel of 50 different relevant clinical isolates with >50% bactericidal killing. Two different immune serum concentrations were used, 20% and 40%, together with 20% normal human serum as a source of complement and bacterial survival was assessed after 30 min.

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

RAVEN™ — Our AI Model for the Discovery and Design of Novel Prophylactic Vaccines for Infectious Diseases

Overview

RAVEN™ is our AI-Immunology™ model that rapidly identifies T-cell antigens in infectious virus and bacteria for the use in pathogen-specific prophylactic vaccines. RAVEN™ combines essential AI modules from our PIONEER™ model to discover novel T-cell antigens. The RAVEN™ model synergizes with EDEN™ as RAVEN™ identified T-cell antigens can be used either as a stand-alone or incorporated into known or novel EDEN™ identified B-cell antigens. To construct a combined T- and B-cell antigen vaccine, we have generated a range of novel structural design tools, which graft T-cell epitopes into the B-cell antigens while maintaining the overall structural integrity of the B-cell antigen essential for eliciting the humoral response. We believe that a vaccine comprising both RAVEN™ and EDEN™ identified antigens, separately or in one integrated antigen, will elicit both a humoral/antibody response and cytotoxic T-cell responses, which may result in broadly protective vaccines through robust memory T-cell populations.

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

Our EVX-V1 Product Candidate

In December 2022, we announced our first viral target, Cytomegalovirus (CMV), against which we will use our RAVEN™ and EDEN™ AI models to identify promising vaccine targets. The initial collaboration with ExpreS2ion on EVX-V1 has been ended, and we now hold all rights to the asset and can potentially out-license it at our discretion.

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

During the discovery phase, we utilized both EDEN™ and RAVEN™ models to find the most optimal vaccine candidate eliciting both a potent antibody and cellular response. By using EDEN™, we were able to identify novel B-cell antigens not pursued by other competing programs. We believe that including novel EDEN™ antigens and RAVEN™ T-cell epitopes in the final vaccine is a differentiator for us and a critical competitive edge. The CMV vaccine field has long focused on the same few antigens, yet without being able to develop a successful vaccine.

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

Patent Portfolio

As of December 31, 2024, we owned a total of 31 patent families, of which 7 are currently in their priority year or international phase and we own several granted patents in the United States (13), Germany (4), France (4), Spain (1), Great Britain (5) and 1 European unitary patent (in force 17 EU-member states) and have 83 pending national/regional applications.

So far none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolio related to our most advanced product candidates and technologies as of December 31, 2024, are summarized below.

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

EVX-03

EVX-03 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER model. Furthermore, due to the similarities between our two DNA-based cancer vaccines, EVX-03 and EVX-02, our patent families covering EVX-02 also applies to EVX-03. In addition, one patent family has been filed that specifically relates to the targeting unit, unique to EVX-03. The patent family is a composition of matter application directed to the EVX-03 product concept. The patent family has national applications pending in the following Jurisdictions: AU, CA, CN, EP, JP and US. We expect that the patent rights will lapse in April 2041.

EVX-B1

Our patent portfolio related to EVX-B1, includes five patent families. The patent families are composition of matter patents, or methods for inducing anti s. aureus immunity, directed against compositions comprising one or more S. aureus antigens. As of December 31, 2023, the first patent family comprise five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in US and one pending application in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US patent, one US and one EP pending application. We expect the patent family to lapse in December 2034. The third patent family comprises one US, one GB, one DE and one FR registered patents. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family comprises one issued US patent as well as pending applications in EP and US. We expect this patent family to lapse in July 2037. The fifth family claims a composition used for vaccination against S. aureus comprising our EVX-B1 vaccine. The application is in international phase and upon entry into national stage, we expect this patent family to lapse in 2042.

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

EVX-V1

Together with our development partner for EVX-V1 we have filed one PCT application claiming variants of a specific antigen useful for vaccine against CMV. Subject to national stage entry we expect the patent family to expire in September 2044.

PIONEER

The AI-Immunology™ model: PIONEER™ is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises one patent family related to PIONEER™ covering some aspects that are important for neoantigen selection and detectable for infringement. The patent family is directed against a method for selecting and de- selection of neoantigens for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. The patent family have pending applications in AU, CA, CN, EP, JP and US. We expect the family to lapse in July 2041. The second family is directed against as method for identifying antigens (including neoantigens) using the AI-framework used in PIONEER™ for MHC ligand identification. The patent family is currently in priority year.

ObsERV

The AI-Immunology™ model: ObsERV™ is, like the PIONEER™ model, protected by trade-secrets and one patent family. The family supplements the identification of neoantigens with a system for identifying highly immunogenic epitopes from human endogenous retroviral sequences, or hERVs, and other normally non-expressed tumor specific epitopes found in the human genome and use these to treat cancer. The patent discloses a method for deselecting potentially harmful and non-immunogenic hERV epitopes. This patent application is in international stage.

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

The patent family comprise one EP and one US patent application. We expect the patent family to lapse in 2042.

AI-DeeP

Our AI-Immunology™ model; AI-DeeP™, is in addition to trade-secret and the proprietary nature of the model, protected by one patent family. The patent family discloses a method for identifying patients’ response to immunotherapy comprising measuring and relating HLA expression in patient’s tumor sample.

The method disclosed is comprised in the AI-DeeP model™. The patent family is in national phase with one EP and one US patent pending.

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

On June 27, 2024, the Company entered into a Patent Co-Ownership Agreement with SSI, pursuant to which it has been agreed that the Company and SSI shall have co-ownership of certain patents related to the legal proceeding before The Danish Maritime and Commercial High Court, with the Company having all commercial rights related to such patents. This resolves the claim before the Danish Maritime and Commercial High Court and SSI has withdrawn its case.

Further on June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

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

PIONEER™ — Neoantigen vaccines

The immuno-oncology therapeutics landscape in general is highly competitive and includes large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. It includes both competition from marketed therapies as well as potential new therapeutics in development. We may compete with products with different mechanisms of action as well as against established standards of care. Well-established companies such as AstraZeneca, Amgen, Bristol-Myers Squibb, Celgene, Eli Lilly, GlaxoSmithKline, Janssen Pharmaceuticals, Merck & Co., Novartis, Pfizer, Roche and Sanofi are developing diversified immuno-oncology programs and have substantial resources. Smaller companies are also developing immuno-oncology drugs, such as Jounce Therapeutics, Arcus Biosciences, ALX Oncology, iTeos Therapeutics and Five Prime Therapeutics, among others. We expect our vaccine candidates for the treatment of solid tumors to face direct competition from companies such as Moderna in collaboration with Merck & Co., and BioNTech SE in collaboration with Roche.

We also expect to face competition from smaller specialized oncology companies active in the neoantigen/ personalized cancer therapy space including Agenus, Achilles Therapeutics, NousCom, Immunetune, ISA Pharmaceuticals, PACT Pharma, PersImmune, and Geneos Therapeutics.

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

Employees

As of December 31, 2024, we had 46 full-time equivalent employees, of which 17 hold a doctoral degree or higher. All full-time equivalent employees were based in the capital region of Denmark, as of December 31, 2024. The following table provides a breakdown of our full-time equivalent employees as of December 31, 2024, by function:

Function	Number
Clinical Research & Development	3
Scientific Research & Development	28
Supporting Functions	13
Commercial & Business Development	2
TOTAL	46

Since 2023, our workforce has decreased by 6%. The workforce will in the future be adjusted according to the business plans.

None of our employees have engaged in any labor strikes. We have no collective bargaining agreements with our employees. We consider our relationship with our employees to be positive and have not experienced any major labor disputes.

Item 4A. Unresolved Staff Comments

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

4.C. Property and Equipment

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021, and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount. As of December 31, 2024, the monthly payment is approximately $26.6 thousand, which consists of $11.1 thousand for the office space and approximately $15.5 thousand for the laboratory space.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report as well as the discussion in the Business section of this annual report. Our financial information is presented in our presentation currency, United States Dollar, or USD. Our functional currency is the Danish Krone, or DKK. Some Danish Krone amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 7.1429 per $1.00, which was the official exchange rate of such currencies as of December 31, 2024, rounded to four decimal places. In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather reflect our plans, estimates, assumptions and projections about our industry, business and future financial results. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The financial statements as of December 31, 2024, and 2023 and for the years ended December 31, 2024, 2023 and 2022 were prepared in accordance with IFRS, as issued by the IASB.

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

Recent developments

January 24, 2024, a committed focus to develop tailored novel cancer vaccines using the AI-Immunology™ platform was announced. The initiative involves a new category of AI-identified tumor vaccine targets, ERVs, and aims to obtain preclinical Proof-of-Concept by the second half of 2024 (see section December 12, 2024 below). With the AI-Immunology™ discovered novel cancer targets, designing personalized and precision vaccines may become feasible. This approach holds the potential to provide treatment solutions for cancer patients who typically do not respond to cancer immunotherapy.

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

June 2024, immune data from 12 patients was presented at the American Society of Clinical Oncology in Chicago, Illinois. Data demonstrated EVX-01 induced T-cell responses in all 12 assessed patients. The T-cell responses were mediated by both CD4+ and CD8+ T cells. Single vaccine neoantigen responses were induced by 71% of the administered neoantigens and correlation analysis between the AI-Immunology™ prediction scores and the neoantigen T-cell responses demonstrated a significant positive correlation, underlining the precision and predictive power of the proprietary AI-Immunology™ platform.

September 9, 2024, Evaxion announced it had obtained pre-clinical Proof-of-Concept (PoC) for novel mRNA Gonorrhea vaccine candidate EVX-B2, achieving another company milestone. New pre-clinical data demonstrated the ability of EVX-B2 in eliminating gonorrhea bacteria by triggering a targeted immune response, providing strong PoC for the mRNA-based version of EVX-B2 in a pre-clinical setting. EVX-B2 was initially designed as a protein-based prophylactic vaccine candidate for which pre-clinical PoC had already been obtained. The novel pre-clinical data for the mRNA-version of the vaccine substantiates that AI-Immunology™ identified vaccine antigens are delivery modality agnostic and can be applied across different vaccine modalities.

September 16, 2024, one-year clinical efficacy data was presented at the European Society for Medical Oncology Congress in Barcelona, Spain. The data demonstrated an overall response rate of 68.8% as per RECIST 1.1 with 15 out of the 16 patients experiencing a tumor target lesion reduction. Furthermore, additional immune monitoring analyses of single neoantigens revealed an even higher neoatigen hitrate of 78.8% with additional data generated from the timepoint of the ASCO presentation. Similarly with the additional immune data generated, the p value for positive correlation between AI-Immunology™ prediction scores and the immune response induced by the single neoatigens was improved, underlining the precision the proprietary AI-Immunology™ platform.

September 19, 2024, Evaxion launched an improved version of its AI-Immunology™ platform for vaccine antigen prediction. Among other improvements, the platform can now predict toxin antigens, allowing for the development of improved bacterial vaccines. The upgrade will expectedly improve Evaxion’s ability to fast and effectively discover AI-derived novel vaccines and is expected to further solidify the strong interest seen in AI-Immunology™ from potential partners.

September 26, 2024, Evaxion announced a significant expansion of its vaccine development collaboration with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) in a transformative deal carrying substantial value for Evaxion. Under the terms of the agreement, Evaxion has granted MSD an option to exclusively license Evaxion’s preclinical vaccine candidates EVX-B2 and EVX-B3. EVX-B2 is a protein-based candidate for Gonorrhea and EVX-B3 targets an undisclosed infectious agent. In return, Evaxion receives an upfront payment of $3.2 million and up to $10 million in 2025, contingent upon MSD exercising its option to license either one or both candidates. In addition, Evaxion is eligible for development, regulatory and sales milestone payments with a potential value of up to $592 million per product, as well as royalties on net sales. Evaxion and MSD have been collaborating on EVX-B3 since 2023. Also in 2023, MSD, through its Global Health Innovation Fund (MGHIF), led a private placement round of financing for Evaxion to become the company’s single largest shareholder. MGHIF also participated in Evaxion’s public offering in February 2024.

November 12, 2024, we announced positive preclinical data for EVX-V1. The data demonstrates that CMV antigens identified with Evaxion’s AI-Immunology™ platform trigger targeted immune responses. Results also showcases the successful design of a proprietary prefusion glycoprotein B (gB) antigen with ability to neutralize the virus. We are advancing these new findings to develop a multi-component CMV vaccine candidate.

December 12, 2024, Evaxion presented preclinical Proof-of-Concept (PoC) for its precision cancer vaccine concept targeting non-conventional ERV (endogenous retrovirus) tumor antigens shared across patients, and the new data confirming the preclinical PoC, at the ESMO Immuno-Oncology Congress, in Geneva, Switzerland.

December 17, 2024, Evaxion announced that it is currently in advanced discussions with the European Investment Bank (EIB) about conversion of €3.5 million out of Evaxion’s €7 million loan with EIB into an equity-type instrument. A conversion is expected to increase Evaxion’s equity by $3.7 million (€3.5 million) immediately upon completion and constitutes an important part of Evaxion’s plan to ensure ongoing compliance with the Nasdaq listing requirements, although there is no guarantee that a final agreement will be reached. Evaxion has no debt besides the EIB-loan, so the conversion would also substantially reduce the company’s overall liabilities, simplify its balance sheet and improve its financial flexibility and cash flow. An agreement between Evaxion and EIB would be subject to certain conditions. Such agreement is expected to be finalized and implemented during the second quarter of 2025.

On January 15, 2025, Evaxion announced that dosing in its phase 2 trial with personalized cancer vaccine EVX-01 was completed according to trial protocol and timelines, meaning the trial remains on track for completion and data readout in the second half of 2025. Coincidently, the first patient has now completed the trial and has had last visit according to the protocol. Patients will continue to be monitored, and data collected.

Key factors and trends affecting our business

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those previously discussed in “Item 3. Key Information – D. Risk Factors”of this annual report.

Selected financial data

The selected historical consolidated financial information for the years ended December 31, 2024, 2023 and 2022 and the selected statements of financial position data as of December 31, 2024, 2023 and 2022 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion included below.

Consolidated Statements of Comprehensive Loss Data

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands, except per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue	$3,344	$73	$—
Research and development expenses	(10,457)	(11,916)	(17,056)
General and administrative expenses	(7,619)	(10,354)	(8,208)
Operating loss	(14,732)	(22,197)	(25,264)
Finance income	6,500	963	2,831
Finance expenses	(3,123)	(1,681)	(1,508)
Net loss before tax	(11,355)	(22,915)	(23,941)
Income taxes	788	790	772
Net loss for the period	$(10,567)	$(22,125)	$(23,169)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(10,567)	$(22,125)	$(23,169)
Loss per share – basic and diluted	$(0.20)	$(0.81)	$(0.98)
Number of shares used for calculation (basic and diluted)	53,644,483	27,335,829	23,638,685

Consolidated Statements of Financial Position Data

	December 31,
	2024	2023	2022
	(USD in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$5,952	$5,583	$13,184
Total assets	12,485	12,889	22,025
Total liabilities	14,137	17,618	13,722
Share capital	10,516	5,899	3,886
Other reserves	106,369	97,342	90,262
Accumulated deficit	(118,537)	(107,970)	(85,845)
Total equity (deficit)	(1,652)	(4,729)	8,303
Total liabilities and equity (deficit)	$12,485	$12,889	$22,025

Key Components of Our Results of Operations

Revenue

Revenue consists of licenses and services revenue earned as part of an option and license agreement and collaborative research agreement with MSD (tradename of Merck Sharp & Dohme LLC). Licenses revenues are recognized from non-refundable, up-front fees allocated to the license of intellectual property. Services revenues are recognized as we provide research and development services to the customer for achievement of development milestones under the option and license agreement.

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

For the year ended December 31, 2024, substantially all of our third-party expenses were related to the development of product candidates in conjunction with our AI platforms. We deploy our personnel and facilities across all of our research and development activities. Costs incurred directly for individual programs consist primarily of trial and product production-related costs. Other costs such as share-based compensation, personnel and facilities expenses, which are not directly attributable to individual programs, are allocated between research and development and other functions and recorded as incurred.

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

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development expenses as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as a reduction of income tax expense. Tax credits in excess of the corporate tax rate are classified as government grants. Tax credits are accrued for the year based on calculations that conform to Danish research and development programs. The current tax credits amount to 108% (2024) as the increased credit of 108% (2023) forming part of the recovery plan of the Danish economy after COVID-19 has expired.

Results of operations

Comparison of the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,			Change
	2024	2023	2022	2024 vs 2023	2023 vs 2022

	(USD in thousands)
Revenue	$3,344	$73	$—	$3,271	$73
Research and development expenses	(10,457)	(11,916)	(17,056)	1,459	5,140
General and administrative expenses	(7,619)	(10,354)	(8,208)	2,735	(2,146)

Operating loss	(14,732)	(22,197)	(25,264)	7,465	3,067
Finance income	6,500	963	2,831	5,537	(1,868)
Finance expenses	(3,123)	(1,681)	(1,508)	(1,442)	(173)

Net loss before tax	(11,355)	(22,915)	(23,941)	11,560	1,026
Income taxes	788	790	772	(2)	18

Net loss for the year	$(10,567)	$(22,125)	$(23,169)	$11,55811,558	$1,044

Revenue

Revenues were $3.3 million for the year ended December 31, 2024, compared to $0.1 million for the year ended December 31, 2023. The increase in revenue was primarily due to revenue recognized upon the achievement of initial milestone payment under the option and license agreement with Merck & Co., Inc.

Revenues were $0.1 million for the year ended December 31, 2023, compared to $nil for the year ended December 31, 2022. The increase in revenue was primarily due to revenue recognized upon the achievement of a development milestone under the research collaboration agreement with Merck & Co., Inc.

Research and development

Research and development expenses were $10.5 million for the year ended December 31, 2024, compared to $11.9 million for the year ended December 31, 2023. The decrease in research and development expenses was primarily due to the full year effect of reduced headcount in 2023.

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

General and administrative

General and administrative expenses were $7.6 million for the year ended December 31, 2024, as compared to $10.4 million for the year ended December 31, 2023. The decrease in general and administrative expenses was primarily due to a $2.0 million decrease in external costs related to legal fees, professional fees, and costs related to capital raises, and a $0.8 million decrease in employee-related costs due to a changed employee mix, and change of senior management and full-time effect of new hires in 2023.

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

Finance income

Finance income for the year ended December 31, 2024, consists primarily of recognized gains of $5.5 million from remeasurement of derivative liability related to the 2024 Investor Warrants and 2023 SPA Warrants and foreign currency gains of $0.5 million, a gain from changes in fair value of liability-classified warrants of $0.2 million, and interest income of $0.3 million.

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

Finance expenses

Finance expenses for the year ended December 31, 2024, were $3.1 million, compared to $1.7 million for the year ended December 31, 2023. The increase in finance expense was primarily driven by an increase in unrealized losses of $1.6 million due to the remeasurement of derivative liability of the 2024 Investor Warrants and 2023 SPA Warrants as well as an increase of interest expense of $0.1 million, partially offset by a decrease of $0.3 million in foreign currency exchange losses.

Finance expenses for the year ended December 31, 2023, were $1.7 million, compared to $1.5 million for the year ended December 31, 2022. The increase for finance expense was primarily due to a loss from changes in fair value of derivative liability of $0.1 million, and increased interest expense and related loan costs of $0.1 million on borrowings.

Income taxes

The income tax benefits were $0.8 million for the year ended December 31, 2024, compared to $0.8 million for the year ended December 31, 2023. Our effective tax rates for the year ended December 31, 2024, and 2023 were different from the Danish effective statutory tax rate of 22% as only expected tax receivables from R&D tax schemes in Denmark and Australia are recognized.

The income tax benefits were $0.8 million for the year ended December 31, 2023, compared to $0.8 million for the year ended December 31, 2022. Our effective tax rates for the year ended December 31, 2023, and 2022 were different from the Danish effective statutory tax rate of 22% as only expected tax receivables from R&D tax schemes in Denmark and Australia are recognized.

Tax losses carried forward for which deferred tax assets have not been recognized in the statement of financial position were $20.4 million for the year ended December 31, 2024, as compared to $19.0 million for the year ended December 31, 2023, and $13.6 million for the year ended December 31, 2022. Deferred tax assets will be recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Currently no deferred tax assets from tax losses carried forward are recognized.

5.B. Liquidity and Capital Resources

Liquidity and capital resources

Overview

As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. We generated revenues of $3.3 million, $0.1 million and $nil, for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated deficit of $118.5 million and expect to continue to incur significant losses for the foreseeable future.

As of December 31, 2024, and December 31, 2023, our available liquidity, comprised of cash and cash equivalents, was $6.0 million and $5.6 million, respectively and our total equity (deficit) was $(1.7) million and $(4.7) million, respectively. We have in the period ended December 31, 2024 generated revenues $3.3 million primarily from our license agreement with Merck Sharpe Dome (MSD), however we will not start generating significant revenue before we have obtained an out-licensing partnership.

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

With our current cash position including cash received from our public offering in January 2025, planned cash outflows from operating, investing and financing activities, we believe we will have sufficient funds into mid-2026. If we are successful in delivering on our business development deal and partnership milestones for 2025, we will extend our cash runway even further. Additionally, funding could also come through equity offerings or use of other financing transactions or through investor warrants being exercised.

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

In October 2020, we entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. In October 2020, we entered into a lease for approximately 518 square meters, which was allocated for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021, and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2024, the monthly payment is approximately $26,621, which consists of $11,075 for the office space and approximately $15,547 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

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

On February 5, 2021, we completed our IPO through which we issued and sold 60,000 ADSs, at a price to the public of $500.00 per ADS. We received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

On November 9, 2021, we completed a follow-on public offering through which we issued and sold 78,857 ADSs, at a price to the public of $350.00 per ADS. The shares issued were inclusive of the 10,285 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. We received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and offering expenses.

On June 7, 2022, we entered into a purchase agreement, or the Purchase Agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement, or the Commitment Shares. In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act. As of December 31, 2024, all conditions to make the LPC Purchase Agreement operational have not yet been met.

On July 7, 2022, we filed a “selling shareholder” registration statement covering the resale by Lincoln Park to the public as the selling shareholder of up to 929,850 ADSs comprised of: (i) the 428,572 Commitment Shares, and (ii) up to an additional 4,220,678 ordinary shares represented by ADSs that we have reserved for sale to Lincoln Park under the Purchase Agreement from time to time, if and when we determine to sell additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. Lincoln Park is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the Securities Act.

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

During the year ended December 31, 2022, we sold 23,771 ADSs representing ordinary shares, DKK 1 nominal value, at a volume weighted average price of $137 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 118,853 with the Danish Business Authority.

On July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. As of December 31, 2024, the facility has not been used as the registration statement has not been filed with the SEC yet as other registrations have been prioritized.

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

During 2023 we sold 3,679,954 ordinary shares represented by ADSs, DKK 1 nominal value, at a volume weighted average price (VWAP) of $85.50 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Total proceeds to us from the sales of the ADSs were $6.3 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 3,679,954 with the Danish Business Authority.

In February 2024, the Company completed a public offering through which the Company offered 151,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 151,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant is $20.00. The warrants will have an exercise price per ADS of $20.00 and will be immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, the Company offered prefunded warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $20.00. The prefunded warrants will have an exercise price per ADS of $20.00 and will be immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $12.7 million.

During 2024 we sold 3,233,560 ordinary shares represented by ADSs, DKK 1 nominal value, at a volume weighted average price (VWAP) of $42.6 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Total proceeds to us from the sales of the ADSs were $2.8 million. In connection with such sales, we registered aggregate share capital increases of nominal DKK 3,233,560 with the Danish Business Authority.

As of December 31, 2024, due to the issue of shares and warrant exercise, our outstanding share capital was nominal DKK 70,130,556.

Financing requirements

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

Management and the Board of Directors has assessed the Company’s ability to continue as a going concern and believes the Company has adequate resources to meet its obligations in the foreseeable future. Based on the Company’s current financial position, available funding, and projected cash flows, Management and Board is confident that the Company will continue its operations for at least the next 12 months, and with our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into mid-2026.

Accordingly, the annual report has been prepared on a going concern basis in accordance with applicable accounting standards.

We have considered potential risks and uncertainties, including market conditions, economic factors, and liquidity needs. After reviewing the Company’s financial forecast and access to capital, the Board does not anticipate material uncertainties that would cast significant doubt on the Company’s ability to continue as a going concern.

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

Cash flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(12,940)	$(17,691)	$(25,774)
Net cash used in investing activities	(3)	(93)	(268)
Net cash provided by financing activities	13,129	10,691	7,853

Net (decrease)/increase in cash and cash equivalents	$186	$(7,093)	$(18,189)

Operating activities

Net cash used in operating activities was $12.9 million for the year ended December 31, 2024. The largest components of our cash used in operating activities during this period was a net loss for the year of $10.6 million and non-cash adjustments of $3.1 million, offset by net interest received of $0.2 million and net cash change in our working capital during the period of $0.5 million. The non-cash charges primarily consisted of a gain from changes in fair value of liability-classified warrants of $3.7 million, income tax benefit of $0.8 million, and interest income of $0.3 million. These non-cash charges were offset by a depreciation of $0.6 million, a gain from changes in fair value of liability-classified warrants of $0.2 million, and interest expenses of $0.9 million. The positive net cash attributable to changes in our current operating assets (excluding cash) and our current operating liabilities during the period was due to the timing and payment of invoices received from various minor items.

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

Investing activities

Net cash used in investing activities was nil for the year ended December 31, 2024.

Net cash used in investing activities was $0.1 million for the year ended December 31, 2023, which was due to the purchase of property and equipment.

Net cash used in investing activities was $0.3 million for the year ended December 31, 2022, which was due to the purchase of property and equipment.

Financing activities

Net cash provided by financing activities was $13.1 million for the year ended December 31, 2024, which was primarily due to net proceeds from the issuance of shares of $16.6 million, partially offset by $0.4 million related to repayment of lease liabilities and $2.3 million related to transaction costs related to issuances of shares, as well as repayment of borrowings of $0.8 million.

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

Off-balance sheet arrangements

As of December 31, 2024, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2024.

Tabular disclosure of contractual obligations

	Payments Due by Period
	Within 1 Year	1– 2 Years	2 – 5 Years	Over 5 Years	Total
	(USD in thousands)
Leases(1)	$325	$332	$1,038	$849	$2,544
Loan from lessor(5)	159	169	487	—	815
EIB Loan(6)	226	234	9,284	—	9,744
Purchase obligations(2)	81	51	51	—	183

Total(3)(4)	$791	$786	$10,860	$849	$13,286

____________________________

(1)

In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.

(2)

The loan amount as of December 31, 2024, is still subject to possible minor adjustment. Further information is provided in Note 6 to our financial statements appearing at the end of this annual report.

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

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the years ended December 31, 2024, 2023 and 2022, our net foreign exchange gain was $0.3 million, $0.2 million and $2.4 million, respectively. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

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

The table below summarizes the fair value by grant through December 31, 2024:

	Per warrant	Per warrant
	grant date	grant date
	fair value	fair value
	(DKK)	(USD)
Outstanding program
Grant (December 2016)	20.91	3.13
Grant (April 2017)	24.05	3.60
Grant (September 2017)	28.71	4.30
Grant (December 2017)	28.71	4.30
Granted (during 2018)	37.05	5.55
Granted (January 2019)	37.05	5.55
Granted (February 2019)	42.57	6.38
Granted (September 2019)	56.35	8.44
Granted (October 2019)	56.97	8.53
Granted (December 2019)	57.48	8.60
Granted (December 2020)	56.75	9.35
Granted (June 2021)	40.86	6.56
Granted (December 2021)	19.22	2.93
Granted (March 2022)	13.46	1.93
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (September 2022)	10.46	1.50
Granted (December 2022)	10.95	1.57
Granted (December 2022)	10.95	1.57
Granted (January 2023)	9.17	1.32
Granted (September 2023)	4.27	0.61
Granted (September 2023)	2.57	0.37
Granted (December 2023)	3.61	0.52
Granted (May 2024)	2.23	0.32

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

2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants

In December 2023 and February 2024, the Company entered into Securities Purchase Agreements with the 2023 SPA Investors and 2024 Public Offering Investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants to purchase ordinary shares represented by ADSs. The Company determined that the 2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants are derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants are in USD and not the Company’s functional currency. The 2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants are accounted for in accordance with IFRS 9, Financial Instruments and were determined to be liability classified.

The warrant liability was measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. Significant judgment was made in respect of valuation of the warrants. The fair value of the warrants were determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As announced on May 23, 2024, and on June 21, 2024, the Company entered into an amendment to each of its 2023 SPA Warrants and 2024 Investor Warrants. The amendments convert the exercise price per ADS for the 2023 SPA Warrants from $7.07 to DKK 47.99 and for the 2024 Investor Warrants from $4.00 to DKK 27.52, subject to adjustment (not taking into account the ADS Ratio Change in 2025). As the awards are no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the derivative liability was reclassified to other reserves at the time of the amendment.

Refer to Note 6 for detailed information on the fair value measurement of the 2023 SPA Investor Warrants and 2024 Public Offering Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have a two-tier governance structure consisting of a board of directors and an executive management team.

Our Executive Management

The following table sets forth certain information relating to our executive management as of the date of this annual report.

Name	Age	Position(s)
Executive Management:
Christian Kanstrup, MSc(1)	52	Chief Executive Officer
Thomas Frederik Schmidt, MSc(2)	53	Chielf Financial Officer (interim)
Birgitte Rønø, Ph.D.	48	Chief Scientific Officer
Andreas Holm Mattsson	49	Chief AI and Officer

____________________________

(1)	Mr. Kanstrup entered into an agreement to join us on August 24, 2023, and joined us on September 1, 2023.

(2)	Mr. Schmidt joined us on November 01, 2024. Mr Jesper Nissen held the position before, Mr. Nissen resigned, which resignation was effective on October 31, 2024.

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

Jesper Nyegaard Nissen joined as Chief Operating Officer in 2022 and was also appointed interim Chief Financial Officer in 2023. For over 25 years, Jesper Nyegaard Nissen has worked broadly across the pharma value chain in global operations positions at Novo Nordisk anchored in research and finance. He has covered business areas across a variety of focus points, including finance operation, external innovation and collaborations, digitalization of business process optimization, development and shaping of organizational capacities, and implementation of performance and process improvement structures. On July 31, 2024, Mr. Nissen tendered his resignation as the Chief Operating Officer and Interim Chief Financial Officer, to be effective October 31, 2024. Mr. Nissen’s resignation was for personal reasons and was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company has appointed Thomas Frederik Schmidt to assume Mr. Nissen’s responsibilities as the Interim Chief Financial Officer. Mr. Schmidt brings more than 30 years of financial management experience from across different industries with more than 25 years of these being based in the life science industry including roles as country Managing Director and country Chief Financial Officer in Roche and Group CFO in Ambu. Ambu is a MedTech company listed on the Nasdaq Copenhagen Stock Exchange. Mr. Schmidt holds a Master of Science in Business Economics and Auditing from Copenhagen Business School and has undergone training and preparation for State Authorized Public Accountant (CPA) exam. Mr. Schmidt succeeded Mr. Nissen as the Company’s Interim CFO as of November 1, 2024.

Our Chief Science Officer, Birgitte Rønø, joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 20 years’ of experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with pre-clinical and biomarker expertise. Andreas Holm Mattsson serves as Chief AI Officer at Evaxion Biotech, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-ImmunologyTM platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk.

Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles. In August 2023, Per Norlén, our Chief Executive Officer, or CEO, stepped down and Christian Kanstrup assumed Per Norlén duties as CEO.

In July 2023 Bo Karmark, our Chief Financial Officer, or CFO, stepped down and Jesper Nyegaard Nissen assumed Bo Karmarks duties as CFO. In March 2023, Dr. Erik Deichmann Heegaard, our Chief Medical Officer, or CMO, at the time stepped down and Dr. Norlén along with our Vice President of Clinical Development assumed Dr. Heegaard’s duties as CMO. In August 2023, Birgitte Rønø our Chief Scientific Officer assumed the duties as CMO along with an external consultant.

Family Relationships

There are no family relationships among any of our directors and/or executive management.

6.B. Compensation

Compensation of Executive Management and Directors

As of the date of this Form F-20, our executive management consists of our Chief Executive Officer, Chief AI and Culture Officer, Chief Scientific Officer and Chief Financial Officer.

The members of our executive management are eligible to receive an annual performance-based cash bonus subject to certain predefined corporate and individual goals as determined by our board of directors on an annual basis. The members of our executive management are also eligible to receive an extraordinary bonus at the discretion of our board of directors. The following table presents compensation received by our executive management, for the years ended December 31, 2024, 2023, and 2022.

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Christian Kanstrup (CEO) (7)
Salary	360	116	—
Bonus	72	—	—
Other employee benefits	50	25	—
Total	482	141	—
Bo Karmark (CFO) (8)
Salary	46	269	160
Bonus	—	65	74
Other employee benefits	(23)	31	35
Total	23	365	269
Jesper Nygaard Nissen (COO and CFO) (9)
Salary	233	269	209
Bonus	23	—	44
Other employee benefits (10)	(2)	27	39
Total	254	296	292
Lars Staal Wegner (5)
Salary	—	—	352
Bonus	—	—	71
Other employee benefits	—	—	(16)
Total	—	—	407
Niels Iversen Møller (CBO) (2)
Salary	—	—	67
Bonus	—	—	6
Other employee benefits	—	—	2
Total	—	—	75
Andreas Holm Mattsson (CAIO)
Salary	255	233	229
Bonus	51	—	68
Other employee benefits	20	13	22
Total	326	246	319
Erik Deichmann Heegaard, Ph.D., DMSc (CMO) (3)
Salary	70	269	265
Bonus	—	—	52
Other employee benefits	(37)	70	162
Total	33	339	479
Birgitte Rønø, Ph.D. (CSO) (4)
Salary	261	233	235
Bonus	52	—	45
Other employee benefits	30	36	56
Total	343	269	336
Per Norlén (CEO) (6)
Salary	95	348	85
Bonus	—	—	8
Other employee benefits	—	3	21
Total	95	351	114
Thomas Frederik Schmidt (Interim CFO)
Incurred service fee	77	—	—
Bonus	—	—	—
Other employee benefits	—	—	—
Total	77	—	—

____________________________

(1)	Mr. Schmidt joined us on November 01, 2024 as the Chief Financial Officer (interim).

(2)	Effective November 1, 2021, Mr. Møller became our Interim Chief Business Officer.

(3)	Dr. Heegaard joined our company in April 2021 as CMO. Dr. Heegaard has been terminated as CMO in March 2023.

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

(8)	Bo Karmark stepped down as CFO in July 2023 and Mr. Karmark’s employment ends without further notice on February 29, 2024.

(9)	Following the termination of Mr. Karmark, on August 1, 2023, Jesper Nyegaard Nissen took on the duties of the Chief Financial Officer, acting as interim CFO.

(10)	Bonus and other employee benefits regarding 2023 will be paid out in January 2024.

The following table lists compensation to our board of directors for the years ended December 31, 2024, 2023, and 2022:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors) (1)
Board and committee fees	143	145	132
Other Fee	33	17	23
Share-based compensation(6)	32	31	10
Total	208	193	165
Roberto Prego
Board and committee fees	61	63	57
Other Fee	—	—	—
Share-based compensation(6)	8	5	5
Total	69	68	62
Steven Projan(4)
Board and committee fees	—	24	63
Other Fee	—	—	—
Share-based compensation	—	(2)	5
Total	—	22	68
Lars Holtug (2)
Board and committee fees	59	59	59
Other Fee	—	—	—
Share-based compensation(6)	8	5	5
Total	67	64	64
Lars Staal Wegner (5)
Board and committee fees	31	—	—
Other Fee	—	—	—
Share-based compensation	1	—	—
Total	32	—	—
Niels Iversen Møller (3)
Board and committee fees	24	52	45
Other Fee	33	—	—
Share-based compensation(6)	9	6	4
Total	66	58	49

____________________________

(1)	Ms. Søgaard was appointed as Chairman of the Board on November 25, 2020.

(2)	Mr. Holtug was elected as a member of the Board at the 2021 Annual General Meeting held on May 25, 2021.

(3)	Dr. Møller was appointed as a member of the Board in 2022 and stepped down June 30, 2024.

(4)	Dr. Projan stepped down from his position as member of the Board effective from May 24, 2023.

(5)	Dr. Wegner was appointed as a member of the Board in April 2024.

(6)	Share-based compensation regarding 2024 amounts are related to warrants granted by the Board on February 6, 2025.

No member of the board of directors is entitled to any kind of compensation upon retirement from his or her position as a member of the board of directors. We have not allocated funds for any pension benefits, severance schemes or similar measures, or undertaken any other obligations to do so on behalf of the board of directors, and we have no obligation to do so.

The following table lists aggregate compensation to our employees, excluding executive management and board of directors, and subsequently aggregate executive management compensation and Board of Directors compensation for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Employee costs, excluding Executive Management and Board of Directors
Salaries	4,666	6,333	6,201
Cash bonus	406	328	421
Share-based compensation	81	229	592
Other social security contributions	16	19	19
Other staff costs	97	216	389
Total employee costs, excluding Executive Management and Board of Directors	5,266	7,125	7,622
Executive Management compensation
Salaries	1,397	1,737	1,602
Cash bonus	198	65	368
Share-based compensation	38	205	321
Other social security contributions	—	—	—
Other staff costs	—	—	—
Total Executive Management compensation	1,633	2,007	2,291
Board of Directors compensation
Board and committee fees	384	360	379
Travel allowance	—	—	—
Share-based compensation	58	45	29
Total board of directors compensation	442	405	408
Total employee costs	7,341	9,537	10,321
Recognized as follows in the Statement of Comprehensive Loss:
Research and development expenses	4,933	6,405	8,156
General and administrative expenses	2,408	3,132	2,165
Total employee costs	7,341	9,537	10,321
Average number of full-time employees	45	55	62
Number of full-time employees	46	49	63

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

Thomas Frederik Schmidt, M.Sc.

In November 2024, Thomas Frederik Schmidt joined Evaxion as interim Chief Financial Officer. The Company expects for Mr. Schmidt to serve until the Company names a permanent replacement to fill the role, and the agreement may be terminated on one month’s prior notice following the first two months.

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

Warrants granted during 2024

During 2024, the Company granted 538,460 warrants, of which 141,668 were granted to members of the Company’s executive management team as follows; 16,668 were granted to its Chief Executive Officer (“CEO”), 25,000 were granted to its Chief AI Officer, 50,000 were granted to its Chief Scientific Officer and 50,000 were granted to its Chief Financial Officer. All granted employee and management warrants vest monthly over 36 months. Board warrants vest monthly over twelve months. The weighted average exercise price of the warrants granted during 2024 was USD 0.4 per warrant.

Warrants granted during 2023

During 2023, the Company granted 409,115 warrants, of which 248,750 were granted to members of the Company’s executive management team as follows; 169,167 were granted to its Chief Executive Officer (“CEO”), 6,250 were granted to its Chief AI Officer, 12,500 were granted to its Chief Scientific Officer and 12,500 were granted to its Chief Operating Officer. All granted employee and management warrants vest monthly over 36 months. Board warrants vest monthly over twelve months. The weighted average exercise price of the warrants granted during 2023 was USD 1.30 per warrant.

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

General matters related to warrants

As of December 31, 2024, our board of directors is authorized to issue an additional 9,461,540 warrants during the period ending April 15, 2029, to members of the Company’s Board, Executive Management as well as key-employees, advisors and consultants.

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

The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2024.

		Number of
		Ordinary
		Shares
		Underlying
Name	Grant Date	Warrants
Marianne Søgaard (Chairman)	2018-2024	228,487
Lars Aage Staal Wegner	2016-2021	608,188
Lars Holtug (Director).	2021-2024	34,583
Roberto Prego (Director)	2017-2018, 2021-2024	68,747
Christian Kanstrup (CEO)	2024	185,835
Andreas Holm Mattsson (CAIO)	2022-2024	66,250
Birgitte Rønø (CSO)	2017-2019, 2021-2024	161,876

Warrants granted to investors and consultants

Warrants granted during 2024

In February the company granted 37,500,000 ordinary warrants and 29,925,000 pre-funded warrants to investors. Such warrants vested immediately, and the ordinary warrants may be exercised until February 5, 2029, whereas the pre-funded warrants do not expire.

In May the company granted 50,000 warrants to a consultant. The warrants vested immediately and expire in May 2025.

In August the company granted 1,400,000 and 50,000 warrants to two consultants. The warrants vested immediately and expire in February 2025 and August 2025 respectively.

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

				Year of first	Expiration
Name	Position	Age	Independent	appointment	of current term
Marianne Søgaard(1)(2)(3)	Chairman	56	Independent	2020	2025
Roberto Prego(1)(2)(3)	Member	54	Independent	2018	2025
Lars Holtug(2)(3)	Member	66	Independent	2021	2025
Lars Aage Staal Wegner(1)	Member	51		2024	2025

____________________________

(1)	Member of Nomination and Corporate Governance Committee

(2)	Member of Audit Committee

(3)	Member of Compensation Committee

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

Lars Aage Staal Wegner, M.D. joined us in 2013. Mr. Wegner was Chairman of the Board from 2013-2014, member of the board from 2015 to 2016 and was elected as CEO in July 2017, which he stepped down from in September 2022 and was then elected as a member of the board of directors in April 2024. Mr. Wegner works as VP of Business Development at Hengrui Pharmaceuticals, leading global pharmaceutical company committed to promoting a healthier life for humankind through advancements in science. He brings in deep experience in artificial intelligence and biotechnology finance, business development, and research. He has helped build numerous biotech, diagnostics, and IT companies, sitting on multiple boards. Earlier in his career, he held different roles of increasing responsibility at Bavarian Nordic A/S, including as Vice President of Commercial Affairs, during which time he contributed to developing the company’s Ebola vaccine and different previous roles in Pfizer.

Director Compensation Policy

Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2024. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2024:

Board Member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Audit, Nominating and Corporate Governance, Compensation, Capital Market Communication and BD Committee	$176,000
Roberto Prego	Director	Audit, Nominating and Corporate Governance, Compensation Committee, Capital Market,Communication and BD Committee	$61,000
Niels Iversen Møller	Director	Capital Market, Communication and BD Committee, Nominating and Corporate Governance Committee	$57,000
Lars Holtug	Director	Audit, Compensation Committee	$59,000
Lars Staal Wegner	Director	Corporate Governance	$31,000

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

Committees of our Board of Directors

Our board of directors has three standing committees: an Audit Committee, a Compensation Committee, and a Nomination and Corporate Governance Committee.

Audit Committee

The audit committee consists of Lars Holtug, Marianne Søgaard and Roberto Prego, and assists the board of directors in over, seeing our accounting and financial reporting processes. Mr. Holtug serves as chairperson of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Holtug is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules as of December 31, 2023, and prior to that date we relied on home country rules of Denmark that did not prohibit non-independent audit committee members and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(c)(2). The audit committee has been in compliance with Nasdaq Rule 5605(c)(3). The audit committee will be governed by a charter that complies with Nasdaq rules.

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

●	Review and discuss with the Executive Management of the Company the compensation disclosures to be included in the Company’s filings and submissions with the SEC

●	Periodically review and make recommendations to the Board with respect to the compensation of the Board’s non-management board members

●	Annually and with input from the Nominating and Corporate Governance Committee of the Board if deemed appropriate, perform an evaluation of the performance of the Committee and its members

●

Annually and with input from the Nominating and Corporate Governance Committee if deemed appropriate, review and reassess this Charter and submit any recommended changes to the Board for its consideration

Nomination and Corporate Governance Committee

The Nomination and Corporate Governance Committee consists of Roberto Prego, Lars Staal Wegner and Marianne Søgaard. Mr. Prego serves as chairperson of the nomination and corporate governance committee. All Committee members, Mr. Prego, Mr. Wegner and Ms. Søgaard (as of December 2023) meet Nasdaq’s independence requirements for membership on the Nomination and Corporate Governance Committee. Prior to December 2023, we relied on home country rules of Denmark that did not require a nomination and corporate governance committee and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(e)(1).

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

6.D. Employees

As of December 31, 2024, 2023 and 2022, Evaxion had 46, 49, and 63 employees, respectively. All of our employees are engaged in either general and administrative or research and development functions. Our employees may be a member of a labor union but are not covered under a collective bargaining agreement. For a further description of our employees, see the section entitled “Business - Employees” in this annual report.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Warrant Incentive Plan.”

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table presents information, as of March 11, 2025, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and members of our executive management individually; and

●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 11, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of outstanding ordinary shares is computed on the basis of 315,828,606 ordinary shares, DKK 0,25 nominal value per share, each outstanding as of March 11, 2025. Ordinary shares that a person has the right to acquire within 60 days of March 11, 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our board of directors or executive management as a group. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
5% or Greater Shareholders
Mattsson Holding af 2008 ApS(1)	4,142,521	1.37
Merck Global Innovation Fund LLC (2)	63,004,138	19.80
Executive Management
Christian Kanstrup (3)	4,349,748	1.37
Thomas Frederik Schmidt	968,600
Birgitte Rønø(4)	209,399	*
Andreas Holm Mattsson(5)	6,247,640	1.97
Directors
Marianne Søgaard(6)	6,399,282	2.01
Lars Holtug(7)	468,811	*
Roberto Prego(8)	711,589	*
Lars Staal Wegner(9)	827,572	*
All current directors and executive management, as a group (8 persons)	20,182,641	6.26

_____________________________

*	Represents beneficial ownership of less than 1%

(1)	Consists of 4,142,521 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly owned by Mr. Mattsson..

(2)	Includes 2,297,794 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(3)	Includes 846,904 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(4)	Includes 172,634 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(5)	Includes 112,722 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(6)	Includes 1,015,867 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(7)	Includes 118,532 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(8)	Includes 171,079 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

(9)	Includes 652,333 shares subject to warrants that are exercisable within 60 days of March 11, 2025.

Holdings by United States Shareholders

As of March 11, 2025, approximately one percent 1% of our issued and outstanding ordinary shares were held by ten (10) United States record holders. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Item 8. Financial Information

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

On June 27, 2024, the Company entered into a Patent Co-Ownership Agreement with SSI, pursuant to which it has been agreed that the Company and SSI shall have co-ownership of certain patents related to the legal proceeding before The Danish Maritime and Commercial High Court, with the Company having all commercial rights related to such patents. This resolves the claim before the Danish Maritime and Commercial High Court and SSI has withdrawn its case.

Further on June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

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

Item 9. The Offer and Listing

9.A. Offer and Listing Details

ADSs/Ordinary shares

Our ADSs, each representing fifty ordinary shares of ours, with a DKK 0.25 nominal value per share, have been listed on The Nasdaq Capital Market since February 5, 2021. Our ADSs trade under the symbol “EVAX.” Prior to that date, there was no public trading market for our ADSs.

ADS Ratio change

On January 14, 2025, we made effective a change to our ratio of ADSs to ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing ten (10) ordinary shares to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

For a description of our publicly-traded ADSs, see “Item 9.A. Offer and Listing Details—ADSs/Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

Development of the Share Capital

As of March 11 2025, our registered, issued and outstanding share capital was nominal DKK 78,957,151 divided into 315,828,606 ordinary shares of DKK 0.25. Following the reduction of the nominal share capital to DKK 0.25 per share approved at extra ordinary general meeting the share capital was reduced from DKK 78,640,556 to DKK 19,660,139. The development of our share capital since December 31, 2016, to March 11, 2025, is set forth in the table below. The below Price Per share (DKK) is based on the registrations with the Danish Business Authority (historic ADS ratio).

		Share Capital	Price Per
		After	Share
Date	Transaction	Transaction	(DKK)
August 2008	Formation (Nominal DKK 1)	250,000	1.00
March 2014	Cash contribution (Nominal DKK 1)	268,148	120.00
December 2014	Cash contribution (Nominal DKK 1)	316,751	178.22
December 2015	Cash contribution (Nominal DKK 1)	336,549	435.76
March 2016	Cash contribution (Nominal DKK 1)	342,880	432.12
September 2017	Cash contribution (Nominal DKK 1)	358,806	1,034.75
March 2019	Transfer of reserves (Nominal DKK 1)	717,612	1.00
July 2019	Cash contribution and debt conversion (Nominal DKK 2)	836,994	914.71	(avg)
December 2019	Cash contribution (Nominal DKK 1)	843,564	1,037.50
September 2020	Cash contribution (Nominal DKK 1)	884,974	1,002.90
October 2020	Cash contribution (Nominal DKK 1)	899,926	1,008.45
January 2021	Share split 2-for-1 (Nominal DKK 1)	899,926	—
January 2021	Bonus share issuance 17-for-1 (Nominal DKK 1)	16,198,668	—
February 2021	Initial public offering (3,000,000 ADSs / 3,000,000 new share issue)	19,198,668	61.99
November 2021	Follow-on public offering (3,942,856 ADSs / 3,942,856 new share issue)	23,141,524	45.00
November 2021	Cash contribution (Nominal DKK 1)	23,203,808	1.00
April 2022	Cash contribution (Nominal DKK 1)	23,257,880	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,350,193	1.00
June 2022	Cash contribution (Nominal DKK 1)	23,387,858	1.00
June 2022	LPC Purchase Agreement (428,572 ADSs / 428,572 new share issue)	23,816,430	19.54
June 2022	Cash contribution (Nominal DKK 1)	23,833,694	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,926,007	1.00
August 2022	Cash contribution (Nominal DKK 1)	23,967,092	1.00
September 2022	Cash contribution (Nominal DKK 1)	23,977,928	1.00
October 2022	JonesTrading Sales Agreement (23,405 ADSs / 23,405 new share issue)	24,001,333	21.67
October 2022	JonesTrading Sales Agreement (26,396 ADSs / 26,396 new share issue)	24,027,729	21.83
October 2022	JonesTrading Sales Agreement (64,601 ADSs / 64,601 new share issue)	24,092,330	22.60
December 2022	Cash contribution (Nominal DKK 1)	24,134,963	1.00
December 2022	JonesTrading Sales Agreement (4,450 ADSs / 4,450 new share issue)	24,139,413	15.62
January 2023	JonesTrading Sales Agreement (186,584 ADSs / 186,584 new share issue)	24,325,997	13.82
January 2023	JonesTrading Sales Agreement (447,829 ADSs / 447,829 new share issue)	24,773,826	13.40
January 2023	JonesTrading Sales Agreement (94,278 ADSs / 94,278 new share issue)	24,868,104	12.59
January 2023	JonesTrading Sales Agreement (259,407 ADSs / 259,407 new share issue)	25,127,511	12.24
January 2023	JonesTrading Sales Agreement (79,657 ADSs / 79,657 new share issue)	25,207,168	11.47
January 2023	JonesTrading Sales Agreement (71,678 ADSs / 71,678 new share issue)	25,278,846	11.19
February 2023	JonesTrading Sales Agreement (96,271 ADSs / 96,271 new share issue)	25,375,117	12.42
February 2023	JonesTrading Sales Agreement (1,003,802 ADSs / 1,003,802 new share issue)	26,378,919	13.86
February 2023	JonesTrading Sales Agreement (42,808 ADSs / 42,808 new share issue)	26,421,727	11.79
March 2023	JonesTrading Sales Agreement (16,280 ADSs / 16,280 new share issue)	26,438,007	8.94
May 2023	Cash contribution (Nominal DKK 1)	26,572,737	1.00
May 2023	Cash contribution (Nominal DKK 1)	26,623,862	1.00
June 2023	Cash contribution (Nominal DKK 1)	26,773,862	1.00
June 2023	JonesTrading Sales Agreement (861,614 ADSs / 861,614 new share issue)	27,635,476	12.03
June 2023	Cash contribution (Nominal DKK 1)	27,640,300	1.00
July 2023	JonesTrading Sales Agreement (11,348 ADSs / 11,348 new share issue)	27,651,648	8.43
September 2023	Cash contribution (Nominal DKK 1)	27,662,484	1.00
September 2023	JonesTrading Sales Agreement (54,099 ADSs / 54,099 new share issue)	27,716,583	5.50
September 2023	JonesTrading Sales Agreement (51,750 ADSs / 51,750 new share issue)	27,768,333	5.33
September 2023	JonesTrading Sales Agreement (45,807 ADSs / 45,807 new share issue)	27,814,140	5.29
October 2023	JonesTrading Sales Agreement (54,829 ADSs / 54,829 new share issue)	27,868,969	6.04
November 2023	JonesTrading Sales Agreement (50,281 ADSs / 50,281 new share issue)	27,919,250	7.92
November 2023	JonesTrading Sales Agreement (19,387 ADSs / 19,387 new share issue)	27,938,637	4.95
November 2023	JonesTrading Sales Agreement (77,119 ADSs / 77,119 new share issue)	28,015,756	5.08
November 2023	JonesTrading Sales Agreement (43,950 ADSs / 43,950 new share issue)	28,059,706	5.19
November 2023	JonesTrading Sales Agreement (21,136 ADSs / 21,136 new share issue)	28,080,842	5.40
November 2023	JonesTrading Sales Agreement (24,316 ADSs / 24,316 new share issue)	28,105,158	5.61
December 2023	JonesTrading Sales Agreement (65,724 ADSs / 65,724 new share issue)	28,170,882	5.63
December 2023	Capital increase (PIPE) (9,726,898 ADSs / 9,726,898 new share issue)	37,897,780	3.71
January 2024	Cash contribution (Nominal DKK 1)	37,906,996	1.00
January 2024	JonesTrading Sales Agreement (263,355 ADSs / 2,633,550 new share issue)	40,540,546	6.73
February 2024	Public offering (445,000 ADSs / 4,450,000 new share issue)	44,990,546	2.76
February 2024	Public offering (312,500 ADSs / 3,125,000 new share issue)	48,115,546	2.74
February 2024	Cash contribution (Nominal DKK 1)	50,090,546	1.00
February 2024	Cash contribution (Nominal DKK 1)	52,150,546	1.00
April 2024	Cash contribution (Nominal DKK 1)	54,110,546	1.00
July 2024	Prefunded Warrant Exercise	55,750,546	1.00
August 2024	JonesTrading Sales Agreement (1,000 ADSs / 10,000 new share issue)	55,760,546	1.75

September 2024	JonesTrading Sales Agreement (1,000 ADSs / 10,000 new share issue)	55,770,546	1.67
September 2024	JonesTrading Sales Agreement (1,000 ADSs / 10,000 new share issue)	55,780,546	2.13
September 2024	Prefunded Warrant Exercise	56,850,546	1.00
September 2024	JonesTrading Sales Agreement (31,618 ADSs / 316,180 new share issue)	57,166,726	2.08
September 2024	JonesTrading Sales Agreement (25,383 ADSs / 253,830 new share issue)	57,420,556	2.08
October 2024	Prefunded Warrant Exercise	58,660,556	1.00
December 2024	Prefunded Warrant Exercise	70,130,556	1.00
January 2025	Prefunded Warrant Exercise	78,640,556	1.00
January 2025	Reduction of share capital from DKK1 to DKK 0.25 per share	19,660,139
January 2025	JonesTrading Sales Agreement (696,400 ADSs / 34,820,000 new share issue)	28,365,139	1.02
January 2025	Public offering (3,997,361 ADSs /199,868,050 new share issue)	78,332,151	0.39
February 2025	Warrant Exercise	78,957,151	0.39

10.B. Memorandum and Articles of Association

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

Authorizations to the Board of Directors

As of March 11, 2025, our board of directors is authorized to increase the share capital as follows:

•

The board of directors is until November 23, 2025, authorized, on or more occasions, to issue warrants to the company’s investors entitling the holder to subscribe shares for a total of up to nominal value of DKK 706,873 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be equal to the nominal value of the company’s shares. The board of directors shall determine the terms for the warrants issued and distribution hereof.

•

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

•

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

•

The board of directors is until April 15, 2029, authorized at one or more times to issue warrants to members of our board of directors and executive management, as well as to key employees, and to increase our share capital by up to nominal DKK 9,118,438.25 without preemptive subscription rights for existing shareholders in connection with the exercise, if any, of said warrants and to determine the terms and conditions thereof.

•

The board of directors is until 15 April 2029 authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the older to subscribe for shares for a total of up to nominal value of DKK 59,921,500 without pre-emptive subscription rights for the company’s shareholders. The exercise price for the warrants issued shall at the time of issuance be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

•

The board of directors is until May 1, 2027, authorized at one or more times to increase the company’s share capital by up to nominal DKK 18,017,977.50 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of ADSs representing such shares.

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

The description below merely contains a summary of the applicable terms and conditions and does not purport to be complete. As of March 11, 2025, we have issued and outstanding 4,417,201 warrants (excluding (1) the 373,127 warrants issued to the European Investment Bank, or EIB, as described below and in the section herein entitled “EIB Warrants” and (2) 50,000 warrants issued to an consultant related to the Company on September 19, 2023, (3) 9,726,898 warrants to investors as part of a direct offering in December 2023 described below in the section entitled “Investor warrants, December 21, 2023”, and (4) 39,375,000 ordinary warrants to investors and placement agent as part of a public offering in February 2024 described below in the section entitled “Public Offering Investor warrants, February, 2024”, (5) 50,000 warrants issued to an consultant related to the Company on May 7, 2024, (6) 1,500,000 warrants issued to consultants related to the Company on August 20, 2024 of which 1,400,000 warrants have expired, and (7) 99,933,850 ordinary warrants to investors as part of a public offering in January 2025 described below in the section entitled “Public Offering Investor warrants, January, 2025”. 2,500,000 of the warrants have been exercised). All prefunded warrants have been exercised. Each such warrant confers upon the holder thereof the right to subscribe to nominal DKK 0.25 share. Our warrants have previously been granted, on the dates, and with exercise prices as set forth below:

				Number of
Grant Date	Vesting Period	Expiration Date	Exercise Price	Warrants
December 19, 2016	Upon IPO Event	December 31, 2036	DKK 1.0	758,448
December 10, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	632,700
December 19, 2017	Upon IPO Event	December 31, 2036	DKK 1.0	141,804
December 17, 2020	See vesting principles below	December 31, 2031	DKK 1.0	757,620
June 2021	See vesting principles below	December 31, 2031	DKK 1.0	62,147
December 7, 2021	See vesting principles below	December 31, 2031	USD 5.38	523,599
March 11, 2022	See vesting principles below	December 31, 2031	USD 2.96	35,000
June 14, 2022	See vesting principles below	December 31, 2031	USD 1.83	65,000
September 2022	See vesting principles below	December 31, 2031	USD 2.42	11,000
December 2022	See vesting principles below	December 31, 2031	USD 2.23	380,612
March 2023	See vesting principles below	December 31, 2031	USD 1.90	10,000
September 2023	See vesting principles below	December 31, 2031	USD 1.02	100,000
December 2023	See vesting principles below	December 31, 2031	USD 0.75	216,074
December 2023	See vesting principles below	December 31, 2031	USD 0.75	90,000
May 2024	See vesting principles below	December 31, 2031	USD 0.40	438,460
May 2024	See vesting principles below	December 31, 2031	USD 0.40	100,000
February 2025	See vesting principles below	December 31, 2031	USD 0.07	1,372,407
Exercised				(811,196)
Lapsed or annulled without exercise				(466,474)
Total issued and outstanding as of March 11, 2025				4,417,201

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

438,460 warrants granted on May 1, 2024. The warrants vest with 1/36th per month from May 1, 2024. 100,000 warrants granted on May 1, 2024. The warrants vest with 1/12th per month from May 1, 2024.

1,167,199 warrants granted on February 6, 2025. The warrants vest with 1/36th per month from January 1, 2025. 205,208 warrants granted on February 6, 2025. The warrants vest with 1/12th per month from January 1, 2025.

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

Public offering Investor warrants January, 2025

In January 2025, we completed a public offering through which we offered 3,997,361 ADSs representing an aggregated 199,868,050 ordinary shares, DKK 0.25 nominal value per share, together with warrants to purchase up to 1,998,675 ADSs representing 99,933,750 ordinary shares. The ADSs and Warrants were sold in a fixed combination, with each 2 ADSs accompanied by one Warrant to purchase one ADS. The public offering price for each ADS and accompanying warrant was $2.71. The warrants have an exercise price per ADS of $2.71 and are immediately exercisable for a term of five years from the date of issuance.

Public offering Investor warrants February, 2024

In February 2024, we completed a public offering through which we offered 151,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 0.25 nominal value per share, together with warrants to purchase up to 151,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant was $20.00. The warrants have an exercise price per ADS of $20.00 (amended to 137.60 DKK as of May 23, 2024) and are immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, the Company offered prefunded warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares, together with ordinary warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant was $20.00. The prefunded warrants have an exercise price per ADS of $1.4537 (not taking into account the ADS Ratio Change of 2025) and have all been exercised. Ordinary warrants have an exercise price of $20.00 and are immediately exercisable for a term of five years from the date of issuance. Additionally, the Company issued placement agent warrants for consultants to purchase up to 37,500 ADSs representing 1,875,000 ordinary shares. The placement agent warrants have an exercise price per ADS of $27 and are immediately exercisable for a term of five years from the date of issuance.

The above numbers have been adjusted to reflect the 2025 ADS Ratio Change and the share split resolved at the extraordinary general meeting on 17 January 2025.

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

Pursuant to a board resolution dated October 3, 2024 the number of shares issuable upon exercise of warrants previously granted to EIB was adjusted from 351,036 to 373,127.

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

Certain Material U.S Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of ADSs by a U.S. Holder (as defined below) that acquires the ADSs and holds them as a capital asset (generally property held for investment) under the Internal Revenue Code of 1986, as amended from time to time, or the “Code”. This discussion is based upon existing U.S. tax law (including the Code, its legislative history, existing, temporary and proposed United States Department of the Treasury Regulations promulgated thereunder, or the “Treasury Regulations”, administrative and judicial interpretations thereof, and other published rulings, guidance, and court decisions) in effect on the date hereof. These tax laws are subject to change, possibly with retroactive effect, and subject to differing interpretations that could affect the tax consequences described herein. No ruling has been sought from the Internal Revenue Service, or the “IRS”, or any other taxing authority, with respect to any U.S. federal income tax consequences described below. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS, other taxing authorities, and the U.S. courts could disagree with one or more of the positions taken in this summary. This summary is not binding on the IRS or any other taxing authority or court, none of which are precluded from taking a position that is different from or contrary to, any position taken in this summary and there can be no assurance that the IRS, other taxing authority, or a court will not take a contrary position. No opinion from U.S. legal counsel has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs.

This discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. Holders in light of their particular circumstances or status including investors subject to special tax rules (such as, banks, and other financial institutions, insurance companies, broker-dealers in stocks, securities, currencies, or notional principal contracts, traders that have elected to mark securities to market, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities, tax-exempt organizations including private foundations and charitable remainder trusts, pension plans, persons that hold the ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated investment or transaction as determined for U.S. federal income tax purposes, persons whose “functional currency” is not the USD, U.S. expatriates or former long-term residents of the United States, persons that directly, indirectly or constructively own 10% or more (by vote or value) of the Company, persons who acquired interests in the Company pursuant to the exercise of any employee share option or otherwise as compensation, or persons holding interests in the Company through partnerships or other pass-through entities).

This summary does not address the treatment of a non-U.S. holder, nor does it address the tax treatment under the laws of any U.S. state or local or non-U.S. taxing jurisdiction, the special tax accounting rules under Section 451(b) of the Code, or any U.S. estate, gift or alternative minimum tax consequences.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) a valid election under applicable Treasury Regulations is in effect for the trust to be treated as a United States person.

If a partnership or other pass-through entity (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds the ADSs, the tax treatment of a person treated as a partner or other owner in the partnership or other pass-through entity for U.S. federal income tax purposes generally will depend on the status of the partner or other owner and the activities of the partnership or other pass-through entity. Partnerships (and other entities or arrangements so treated for U.S. federal income tax purposes) and their partners should consult their own tax advisors.

In general, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax.

This discussion addresses only U.S. Holders and does not discuss any tax considerations other than U.S. federal income tax considerations. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal, state and local, and non-U.S. income and other tax consequences of the purchase, ownership, and disposition of ADSs.

Dividends

Under the U.S. federal income tax laws, and subject to the PFIC (as defined below) rules discussed below under “— Passive Foreign Investment Company Considerations”, any distributions of cash or other property with respect to the ADSs (including any amounts withheld in respect thereof), generally will, to the extent made out of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, constitute dividends for U.S. federal income tax purposes. Generally, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is includible in income for a U.S. Holder and subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute dividend income from a “qualified foreign corporation” will be taxable at a preferential tax rate applicable to long-term capital gains, provided that the U.S. Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on The Nasdaq Capital Market, which is an established securities market in the United States. We therefore expect that dividends we pay with respect to the ADSs generally will constitute qualified dividend income. There can be no assurance, however, that the ADSs will be considered readily tradeable on an established securities market in later years.

A U.S. Holder must include any Danish tax withheld from the dividend payment, as described above under “— Danish Tax Considerations — Taxation of Shareholders Residing Outside Denmark,” in the gross amount of any dividend paid even though the holder does not in fact receive it. The dividend is taxable to the holder when the depositary receives the dividend, actually or constructively. Because we are not a U.S. corporation and do not expect to meet the dividends-received deduction eligibility criteria for non-U.S. corporations, the dividend is not expected to be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution includible in a U.S. Holder’s income will be the USD value of the Danish Krone payments made, determined at the spot Danish Krone/USD rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into USD. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in income to the date the payment is converted into USD will be treated as ordinary income or loss to the U.S. Holder and will not be eligible for the special tax rate applicable to qualified dividend income. The currency gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

To the extent a distribution with respect to ADSs exceeds our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution will be treated, first, as a tax-free return of the U.S. Holder’s capital invested in the Company, up to the holder’s adjusted tax basis in its ADSs, and, thereafter, as capital gain, which is subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Taxable Disposition of ADSs.”

Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, all distributions paid will generally be treated as “dividends” for U.S. federal income tax purposes.

Dividends paid by the Company generally will be treated as income from foreign sources for U.S. foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs, including the Danish tax withheld in accordance with the Treaty and paid over to the Danish taxing authority, which may, subject to such limitations, be creditable against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. To the extent a refund of the tax withheld is available to a U.S. Holder under Danish law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Investors are urged to consult their own tax advisors about the availability of any foreign tax credits or deductions in respect to their specific tax situations.

Sale, Exchange or Taxable Disposition of ADSs

Subject to the PFIC rules described below under “— Passive Foreign Investment Company Considerations”, a U.S. Holder that sells, exchanges or otherwise disposes of ADSs in a taxable disposition generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the United States dollar value of the amount realized and the holder’s adjusted tax basis, determined in United States dollars, in the ADSs. Gain or loss recognized on such a sale, exchange or other disposition of ADSs generally will be long-term capital gain if the U.S. Holder’s holding period in the ADSs exceeds one year. Long-term capital gains of non-corporate U.S. Holders are generally taxed at preferential rates. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our 2024 taxable year, but have not made a determination as to whether the Company will or will not be treated as a PFIC in the current taxable year and subsequent taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties (including with respect to the market price of the ADSs, which may fluctuate considerably), and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status.

If we were classified as a “passive foreign investment company”, or a “PFIC”, for U.S. federal income tax purposes in any taxable year, a U.S. Holder would be subject to special rules with respect to distributions on and sales, exchanges and other dispositions of the ADSs. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the Company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. However, certain rents and royalties received from unrelated parties in connection with the active conduct of a trade or business are not considered passive income for purposes of the PFIC test. For purposes of the PFIC test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we were a PFIC with respect to a U.S. Holder, then unless such U.S. Holder makes one of the elections described below, a special tax regime would apply to the U.S. Holder with respect to (i) any “excess distribution” (generally, aggregate distributions in any year that are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or the holder’s holding period for the ADSs) and (ii) any gain realized on the sale or other disposition of the ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. If we were determined to be a PFIC, this tax treatment for U.S. Holders would apply also to indirect distributions and gains deemed realized by U.S. Holders in respect of stock of any of our subsidiaries determined to be PFICs. In addition, dividend distributions would not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “— Dividends.”

A U.S. Holder that holds the ADSs at any time during a taxable year in which we are classified as a PFIC generally will continue to treat such ADSs as ADSs in a PFIC, even if we no longer satisfy the PFIC income and asset tests described above, unless the U.S. Holder elects to recognize gain via a “deemed sale” election, which will be taxed under the excess distribution rules as if such ADSs had been sold on the last day of the last taxable year for which we were a PFIC. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ADSs with respect to which such election was made will not be treated as ADSs in a PFIC.

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

In the event we are determined to be a PFIC, the rules applicable to PFICs described above would not apply to a U.S. Holder that makes a “mark-to-market” election with respect to the ADSs, but this election will be available with respect to the ADSs only if they meet certain minimum trading requirements to be considered “marketable stock” for purposes of the PFIC rules. Generally, ADSs will be treated as marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. ADSs generally will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs will be considered marketable stock as long as they remain listed on The Nasdaq Capital Market and are regularly traded. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

A U.S. Holder of PFIC shares or ADSs must generally file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund).

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

U.S. Holders who acquire ADSs for cash may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for ADSs, when aggregated with all related transfers under applicable Treasury Regulations, exceeds $100,000. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs and proceeds from the sale, exchange or other taxable disposition of the ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. In general, information reporting, including IRS Form 1099 reporting, will apply to dividends in respect of ADSs and the proceeds from the sale, exchange or other taxable disposition of ADSs that are paid to a holder of ADSs within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient such as a corporation. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. Holder’s income tax liability by filing a refund claim with the IRS, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Item 5.A. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

Item 12. Description of Securities Other Than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

● Persons depositing or withdrawing shares or ADS holders must pay:	● For:
● $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

●    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

●    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● $.05 (or less) per ADS	● Any cash distribution to ADS holders
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
● $.05 (or less) per ADS per calendar year	● Depositary services
● Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
● Expenses of the depositary	● Cable and facsimile transmissions (when expressly provided in the deposit agreement) ● Converting foreign currency to United States dollars
● Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents	● As necessary

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to The Rights of Security Holders And Use Of Proceeds

A.-D. Material Modifications to the Rights of Security Holders

Not applicable.

E. Use of Proceeds

Not applicable.

Item 15. Controls And Procedures

(a)         Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective as of December 31, 2024.

(b)         Management’s Annual Report on Internal Control over Financial Reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management with the participation of the Chief Executive Officer and Chief Financial Officer, determined that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2024.

(c)         Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

(d)         Changes in Internal Control over Financial Reporting

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

Item 16B. Code of Ethics

Code of Business Conduct

We have adopted a code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our directors and employees, including our executive management. The full text of the code of conduct will be made available on our website at www.evaxion.ai. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this Form 20-F. We have included our website address as an inactive textual reference only. Any amendments to the provisions of the code of conduct will be made only after approval by our board of directors or committees thereof and will be disclosed on our website promptly following the date of such amendment or waiver. Any waivers from the provisions of the code of conduct for the benefit of a director or a member of executive management will be made only after approval by our board of directors or committee thereof and will be disclosed in accordance with applicable securities laws and any waiver from the provisions of the code of conduct for other employees may be made by our compliance officer or by our board of directors or committee thereof.

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees paid by us to EY Godkendt Revisionspartnerselskab for all services, for the years ended December 31, 2024, and 2023 (in thousands):

	Years Ended December 31,
	2024	2023
	(USD in thousands)
Audit fees	$684	$460
Audit related fees	—	—
Other fees	—	—

Total fees	$684	$460

In 2024 and 2023, audit fees relate to audit of the annual consolidated financial statements and for review services.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy is filed as Exhibit 11.1 to this annual report.

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

Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

Our audited consolidated financial statements are included in this annual report beginning at Page F-1.

EVAXION BIOTECH A/S

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evaxion Biotech A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evaxion Biotech A/S (the “Company”) as of December 31, 2024, and 2023, the related consolidated statements of comprehensive loss, changes in equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Copenhagen, Denmark

April 1, 2025

EVAXION BIOTECH A/S

Consolidated Statements of Comprehensive Loss

		Years Ended December 31,
	Note	2024	2023	2022
		(USD in thousands, except per share amounts)
Revenue	5	$3,344	$73	$—
Research and development	7, 8	(10,457)	(11,916)	(17,056)
General and administrative	7, 8	(7,619)	(10,354)	(8,208)
Operating loss		(14,732)	(22,197)	(25,264)
Finance income	10	6,500	963	2,831
Finance expenses	10	(3,123)	(1,681)	(1,508)
Net loss before tax		(11,355)	(22,915)	(23,941)
Income tax benefit	11	788	790	772
Net loss for the year		$(10,567)	$(22,125)	$(23,169)
Net loss attributable to shareholders of Evaxion Biotech A/S		$(10,567)	$(22,125)	$(23,169)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		(14)	(57)	(25)
Exchange rate adjustments of investments in subsidiaries		(5)	3	(3)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		197	(68)	(2,307)
Other comprehensive income/(loss) for the year, net of tax		$178	$(122)	$(2,335)
Total comprehensive loss		$(10,389)	$(22,247)	$(25,521)
Total comprehensive loss attributable to shareholders of Evaxion Biotech A/S		$(10,389)	$(22,247)	$(25,521)
Loss per share – basic and diluted	12	$(0.20)	$(0.81)	$(0.98)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Financial Position

		December 31,
	Note	2024	2023
		(USD in thousands)
ASSETS
Non-current assets
Property and equipment, net	13	$3,514	$4,343
Government grants receivables, non-current		44	29
Leasehold deposits, non-current		162	167
Total non-current assets		3,720	4,539
Current assets
Prepayments and other receivables	14	1,273	1,952
Tax receivables, current		1,540	815
Cash and cash equivalents	16	5,952	5,583
Total current assets		8,765	8,350
TOTAL ASSETS		$12,485	$12,889
EQUITY (DEFICIT) AND LIABILITIES
Share capital	19	$10,516	$5,899
Other reserves		106,369	97,342
Accumulated deficit		(118,537)	(107,970)
Total equity (deficit)		(1,652)	(4,729)
Non-current liabilities
Lease liabilities, non-current	17	1,620	1,896
Borrowings, non-current	18	8,008	8,489
Provisions	22	141	149
Total non-current liabilities		9,769	10,534
Current liabilities
Lease liabilities, current	17	314	326
Warrant liability	6	—	190
Derivative liability	6	—	2,714
Borrowings, current	18	159	159
Trade payables		2,968	2,689
Other payables	15	927	1,006
Total current liabilities		4,368	7,084
Total liabilities		14,137	17,618
TOTAL EQUITY (DEFICIT) AND LIABILITIES		$12,485	$12,889

The accompanying notes are an integral part of consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Changes in Equity (Deficit)

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
		(USD in thousands)

Equity at December 31, 2021		$3,755	$80,430	$12,244	$(1,316)	$(62,676)	$32,437
Net loss for the period		—	—	—	—	(23,169)	(23,169)
Other comprehensive income		—	—	—	(2,335)	—	(2,335)
Share-based compensation	9	—	—	942	—	—	942
Issuance of shares for cash		70	358	—	—	—	428
Transaction costs		61	(61)	—	—	—	—
Equity at December 31, 2022		$3,886	$80,727	$13,186	$(3,651)	$(85,845)	$8,303
Net loss for the period		—	—	—	—	(22,125)	(22,125)
Other comprehensive income		—	—	—	(122)	—	(122)
Share-based compensation	9	—	—	479	—	—	479
Issuance of shares for cash		2,013	7,155	—	—	—	9,168
Transaction costs	19	—	(432)	—	—	—	(432)
Equity (deficit) at December 31,2023		$5,899	$87,450	$13,665	$(3,773)	$(107,970)	$(4,729)
Net loss for the period						(10,567)	(10,567)
Other comprehensive income					178		178
Share-based compensation	9			357			357
Issuance of shares for cash		4,617	11,933				16,550
Non-cash effect from issue of investor warrants classified as derivative liability			(1,097)				(1,097)
Transaction costs			(2,344)				(2,344)
Equity (deficit) at December 31,2024		$10,516	$95,942	$14,022	$(3,595)	$(118,537)	$(1,652)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION BIOTECH A/S

Consolidated Statements of Cash Flows

		Years Ended December 31,
	Note	2024	2023	2022
		(USD in thousands)

Operating activities:
Net loss for the year		$(10,567)	$(22,125)	$(23,169)
Adjustments for non-cash items	16	(3,091)	1,186	(323)
Interest received		254	154	13
Interest paid		(56)	(65)	(172)
Income taxes received		—	1,597	754

Cash flow from operating activities before changes in working capital		(13,460)	(19,253)	(22,897)
Cash flow from changes in working capital:
Changes in net working capital	16	520	1,562	(2,877)
Net cash used in operating activities		(12,940)	(17,691)	(25,774)

Investing activities:
Investment in intangible assets	24	—	—	—
Purchase of property and equipment	13	—	(87)	(292)
Payment of non-current financial assets – leasehold deposits		(3)	(6)	24
Net cash (used in) investing activities		(3)	(93)	(268)

Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	19	16,550	9,168	428
Proceeds from issuance of warrants	6, 19	—	2,587	—
Transaction costs related to issuance of shares		(2,344)	(432)	—
Proceeds from borrowings		—	65	7,849
Exchange loss from repayment of borrowings		59	—	—
Repayment of borrowings		(805)	(371)	(119)
Leasing installments	17	(331)	(326)	(305)
Net cash provided by financing activities		13,129	10,691	7,853

Net increase/ (decrease) in cash and cash equivalents		186	(7,093)	(18,189)
Cash and cash equivalents at January 1	16	5,583	13,184	32,166
Exchange rate adjustments on cash and cash equivalents		183	(508)	(793)
Cash and cash equivalents at December 31	16	$5,952	$5,583	$13,184

Supplemental disclosure of cash flow information
Non-cash investing and financing activities
Acquisition of property and equipment through loan from lessor	16	—	65	84

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

The consolidated financial statements of Evaxion Biotech A/S and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2024, were approved, and authorized for issuance, by the Board of Directors on April 1, 2025.

Emerging Growth Company status

Evaxion is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Note 2. Liquidity and Going Concern Assessment

Management and the Board of Directors has assessed the Company’s ability to continue as a going concern and believes the Company has adequate resources to meet its obligations in the foreseeable future. Following a successful public offering and at-the-market offering in January 2025 securing proceeds of $10.8 and $5 million respectively, with the Company’s current financial position, available funding, and projected cash flows, Management and the Board of Directors is confident that the Company will continue its operations for at least the next 12 months, and with our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into mid-2026.

Accordingly, the annual report has been prepared on a going concern basis in accordance with applicable accounting standards.

We have considered potential risks and uncertainties, including market conditions, economic factors, and liquidity needs. After reviewing the Company’s financial forecast and access to capital, the Board does not anticipate material uncertainties that would cast significant doubt on the Company’s ability to continue as a going concern.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

The Company's plan is to balance the funding of cash needs through its active at-the-market (“ATM”) program, investors exercising prefunded warrants currently held on an escrow account or other capital sources in case this is not covered by income from potential collaborations or licenses, thus assuring continued going concern.

The Company anticipates incurring additional losses until such time, if ever, it can complete its research and development activities and obtain sufficient out-licensing partnerships for its product candidates and generate revenues from such product candidates. Substantial additional financing will be needed by the Company to fund its operations and to continue development of product candidates.

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

Note 3. Summary of Accounting Policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

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

Basis of consolidation

The consolidated financial statements of the Company comprise the consolidated statement of financial position as of December 31, 2024, and 2023, and the consolidated statement of comprehensive loss for the twelve months ended December 31, 2024, 2023 and 2022. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of control.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Revenue recognition

The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers. To determine revenue recognition for agreements that the Company determines are within the scope of IFRS 15, the Company performs the following five steps:

i.	identify the contract

ii.	identify the performance obligations in the contract

iii.	determine the transaction price

iv.	allocate the transaction price to the performance obligations in the contract

v.	recognize revenue when (or as) the entity satisfies a performance obligation

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

The transaction price is the amount of the consideration the Company expects to be entitled to in exchange for those goods or services. The transaction price may include up-front payments and milestone payments.

Licenses of Intellectual Property

If the license to the company's intellectual property is determined to be distinct from the other performance obligations identified in an out-licensing arrangement, the company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Milestone Payments

At the inception of each arrangement that includes development milestone payments, the company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue in the period of adjustment.

Contract Work

Revenue from contract research and licenses that do not transfer the right of ownership to an intangible asset are recognized over time in line with the execution and transfer of the services. The percentage of completion is made up based on the stage of completion on each individual work in progress.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company’s ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company’s ordinary shares on grant date less the exercise consideration. Warrants granted during 2024, 2023 and 2022 are valued using a Black-Scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company’s ordinary share on the warrant grant date.

Accounting for joint operations - ExpreS2ion Biotechnologies ApS

In December 2022 the Company entered into a Vaccine Discovery Collaboration Agreement with ExpreS2ion Biotech Holding AB’s affiliate ExpreS2ion Biotechnologies ApS (“ExpreS2ion”) for the joint development of a novel cytomegalovirus (CMV) vaccine candidate.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Deferred tax assets are measured at the value at which they are expected to be utilized, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities. Deferred tax assets are set off within the same legal tax entity and jurisdiction.

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As at December 31, 2024, and 2023, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Intangible assets

The Company recognizes intangible assets for licenses. Licenses are measured at cost less cumulative amortization and impairment. Cost is measured at fair value of the consideration transferred with addition of transactions costs. If additional consideration is transferred to the seller due to meeting certain milestones, these payments are added to the cost price once the conditions for making the payments are met. As of December 31, 2024, the Company did not have an intangible asset balance.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

EIB Warrants

Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. On October 3, 2024, the Company increased the number of shares issuable from the exercise of the EIB Warrants by 22,091 to 373,127 as an adjustment related to capital issuances that occurred during the year. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with IAS 32, Financial Instruments : Presentation and IFRS 9, Financial Instruments. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.

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

The 2023 SPA Investor Warrants are accounted for in accordance with IFRS 9 Financial Instruments and were determined to be liability classified. The warrant liability was measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. The changes in the fair value of the 2023 SPA Investor Warrants during the reporting period were recognized as finance expense or finance income in the consolidated statements of comprehensive loss.

As part of the February 2024 Offering, the Company issued warrants to purchase 151,500 ADSs representing an aggregated 7,575,000 ordinary shares. The 2024 Investor Warrants vested immediately upon issuance with an exercise price of $20.00 per ADS, and expire 5 years from issuance. In accordance with IAS 32 Financial Instruments: Presentation, the Company determined that the 2024 SPA Investor Warrants were precluded from equity classification and were determined to be derivative financial instruments, because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2024 Investor Warrants was in USD and not the Company’s functional currency.

As announced on May 23, 2024, and on June 21, 2024, the Company entered into an amendment (the “2024 Warrant Amendment”) to each of its 2023 SPA Warrants and 2024 Investor Warrants. The amendments convert the exercise price per ADS for the 2023 SPA Warrants from $7.07 to DKK 47.99 and for the 2024 Investor Warrants from $4.00 to DKK 27.52, subject to adjustment (not taking into account the ADS Ratio change). As the awards are no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the derivative liability was reclassified to other reserves at the time of the amendment.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

Standards issued and effective

There were a number of standards and interpretations which were issued and became effective at January 1, 2024, and have been adopted for these consolidated financial statements, including:

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

●	Amendments to IFRS 16 Accounting Policies, Lease Liability in a Sales and Leaseback

●	Amendments to IAS 7 & IFRS 7 Supplier Finance Arrangements

The Company adopted the new standards listed above during the year ended December 31, 2024. None of the new standard listed above had a material impact on the Company’s financial statements during the year ended December 31, 2024.

Standards issued but not yet effective

There were a number of standards and interpretations which were issued but were not yet effective at December 31, 2024, and have not been adopted for these consolidated financial statements, including:

●	Amendments to IAS 21 Lack of Exchangeability ( January 1, 2025)

●	IFRS 18 Presentation and Disclosure in Financial Statements ( January 1, 2027)

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

Investor Warrants

In December 2023, the Company entered into a Securities Purchase Agreement with the 2023 SPA Investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants to purchase ordinary shares represented by ADSs. In accordance with IAS 32, the Company determined that the 2023 SPA Investor Warrants were derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants were in USD and not the Company’s functional currency. The 2023 SPA Investor Warrants were accounted for in accordance with IFRS 9 and were determined to be liability classified.

In February 2024, the Company entered a 2024 Offering with certain investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2024 Investor Warrants to purchase ordinary shares represented by ADSs. In accordance with IAS 32, the Company determined that the 2024 Investor Warrants were derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2024 Investor Warrants were in USD and not the Company’s functional currency. The 2024 SPA Investor Warrants were accounted for in accordance with IFRS 9 and were determined to be liability classified.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The warrant liability was measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. Significant judgment is made in respect of valuation of the warrants. The fair value of the warrants were determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As a result of the 2024 Warrant Amendment, the exercise price of the 2023 SPA Investor Warrants and the 2024 Investor Warrant was converted from USD to DKK. As the awards are no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the derivative liability was reclassified to other reserves at the time of the amendment.

Refer to Note 6 for detailed information on the fair value measurement of the 2023 SPA Investor Warrants and 2024 Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

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

Note 5. Revenue

In September 2023, the Company entered into a collaborative research agreement with MSD tradename of Merck Sharp & Dohme LLC (“MSD”), to explore new ways to apply AI technologies to vaccine discovery development (the “MSD Research Agreement”). During the year ended December 31, 2024 and 2023, the Company recognized services revenue of $0.1 million and $0.1 million, respectively, from its research and development services performed under the MSD Research Agreement.

In September 2024, the Company entered into an option and license agreement with MSD (the “MSD Option and License Agreement”). Under the terms of the agreement, Evaxion has granted MSD an option to exclusively license two preclinical vaccine candidates. Under the agreement, the Company has received an upfront fee of $3.2 million.

During the year ended December 31, 2024, the Company recognized $3.2 million related to the upfront payment received under the MSD Option and License Agreement, of which $3.0 million was recognized as licenses revenue allocated to the license of the Company’s intellectual property and $0.2 million was recognized as services revenue for research and development. No revenue from royalties or milestones has been recognized under the MSD Option and License Agreement.

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

Liquidity risk

As of the date of the consolidated financial statements the Company, and based on the Company’s current financial position, available funding, and projected cash flows, Management and the Board is confident that the Company will we have sufficient funds available to finance operations into mid-2026. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:

	December 31, 2024
	(USD in thousands)
	Carrying amount	Contractual cash flows	< 1 year	1– 5 years	>5 years	Total
		(USD in thousands)
Borrowings	$8,167	$10,559	$385	$10,174	$—	$10,559
Lease payables	1,934	2,544	325	1,370	849	2,544
Trade payables	2,968	2,968	2,968	—	—	2,968
Provisions	141	141	—	—	141	141
Other payables	67	67	67	—	—	67
Total	$13,277	$16,279	$3,745	$11,544	$990	$16,279

	December 31, 2023
	(USD in thousands)
	Carrying amount	Contractual cash flows	< 1 year	1– 5 years	>5 years	Total
		(USD in thousands)
Borrowings	$8,648	$11,970	$391	$11,455	$123	$11,970
Lease payables	2,222	3,033	338	1,422	1,273	3,033
Trade payables	2,689	2,689	2,689	—	—	2,689
Provisions	149	149	—	—	149	149
Other payables	112	112	112	—	—	112
Total	$13,820	$17,953	$3,530	$12,877	$1,545	$17,953

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

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value on a recurring basis, as of December 31, 2024 and 2023.

	Years Ended December 31, 2024
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,143
Loan from lessor	—	—	815
Total financial liabilities measured at amortized cost by level	$—	$—	$8,958

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

	Years Ended December 31, 2023
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at fair value
EIB Warrants	$190	$—	$—
2023 SPA Investor Warrants	—	—	2,714
Total financial liabilities measured at fair value through profit or loss by level	$190	$—	$2,714

Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,566
Loan from lessor	—	—	1,022
Total financial liabilities measured at amortized cost by level	$—	$—	$9,588

2023 SPA Investor Warrants

On June 21, 2024, the Company entered into an amendment to its 2023 SPA Investor Warrants. The amendment converts the exercise price per ordinary share from $0.707 to 4.799 DKK, subject to adjustment. As the exercise price is no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the 2023 SPA Investor Warrants from liability classification to equity classification. Due to the classification change, the warrants were remeasured and then subsequently reversed and included in other reserves. At December 31, 2023, the 2023 SPA Investor Warrants were valued using a Black-Scholes option-pricing model, which included the following significant unobservable inputs:

	Years Ended December 31,
	2024	2023
Exercise price	—	$0.71
Remaining contractual term (in years)	—	1.49
Expected share price volatility	—	85%
Risk-free interest rate	—	4.60%
Expected dividends	—	—

Prior to the 2024 Warrant Amendment, the 2023 SPA Investor Warrants were included in derivative liabilities on the consolidated statement of financial position. The change in estimated fair value was recognized within finance income or finance expense in the consolidated statement of comprehensive loss. At December 31, 2024, in relation to the change in classification, the derivative liability was reclassified to other reserves.

2024 Investor Warrants

As part of the February 2024 Offering, the Company issued warrants to two investors with an exercise price based on the traded price prevailing as of the issue date. As set out in IAS 32, the warrants were classified as derivative financial instruments due to the exercise price being denominated in a currency other than the Company’s functional currency, and therefore the fixed for fixed criteria was not met. As such, the warrants were deemed derivative liabilities at issuance, and the liabilities were measured and remeasured at their fair value. The fair value of the 2024 Investor Warrants were determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

As announced on May 23, 2024, and on June 21, 2024, the Company entered into an amendment to each of its 2023 SPA Warrants and 2024 Investor Warrants. The amendments convert the exercise price per ADS for the 2023 SPA Warrants from $7.07 to DKK 47.99 and for the 2024 Investor Warrants from $4.00 to DKK 27.52, subject to adjustment (not taking into account the ADS Ratio change). As the awards are no longer settled in foreign currency, the warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the derivative liability was reclassified to other reserves at the time of the amendment.

The following table sets forth the changes to the Company’s derivative liability related to the 2023 SPA Warrants and 2024 Investor Warrants:

	Total Derivative Liability	2023 SPA Warrants	2024 Investor Warrants
	(USD in thousands)
Carrying amount at January 1, 2024	$2,714	$2,714	$—
Initial recognition of derivative liability	8,585	—	8,585
Remeasurement of derivative liability	(3,925)	(2,156)	(1,769)
Reclassification of derivative liability	(7,374)	(558)	(6,816)
Carrying amount at December 31, 2024	$—	$—	$—

The initial recognition and the reclassification are offset against other reserves. The net amount from derivative liabilities recorded as a non-cash adjustment to share premium amounts to $1.1 million and constitutes the difference between initial recognition $8.6 million, the balance at the time of the reclassification $7.4 million and amortization of deferred day-one loss in the period $0.2 million.

EIB Warrants

The Company received the proceeds from the draw of the first tranche of the EIB Loan on February 17, 2022. In connection therewith, EIB received 351,036 EIB Warrants, at an exercise price of DKK 1 per warrant, which vested immediately, pursuant to the terms of a separate warrant agreement, the EIB Warrant Agreement. On October 3, 2024, the Company increased the number of shares issuable from the exercise of the EIB Warrants by 22,091 to 373,127 as an adjustment related to capital issuances that occurred during the year. The EIB Warrants are exercisable at any time after issuance either net in cash or through payment of the exercise price and receipt of shares. Therefore, the warrant liability is recognized in full upon issuance.

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in Level 1 of the fair value hierarchy. The fair value of the warrants issued to EIB, is currently lower than the exercise price and for that reason no liability is presented.

As the warrant liability is a non-cash financing cost the amount related to the initial recognition of the warrant liability is not included within the consolidated statements of cash flows.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following table sets forth the changes to the Company’s EIB Warrant liability:

Warrant Liability
(USD in thousands)
Carrying amount at December 31, 2022	$573
Remeasurement of warrant liability	(392)
Foreign currency translation	9
Carrying amount at December 31, 2023	$190
Remeasurement of warrant liability	(190)
Foreign currency translation	—
Carrying amount at December 31, 2024	$—

Note 7. Operating Activities

Research and development expenses

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$4,832	$6,033	$7,396
Share-based compensation expenses	101	377	760
Depreciation	305	340	512
External expenses	5,219	5,166	8,388
Total research and development expenses	$10,457	$11,916	$17,056

During the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.3 million, $0.4 million and $0.5 million a, respectively, related to government grants as a reduction of research and development expenses.

General and administrative expenses

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$2,332	$3,030	$1,983
Share-based compensation expenses	256	102	182
Professional and other fees	4,729	6,947	5,899
Depreciation	302	275	144
Total general and administrative expenses	$7,619	$10,354	$8,208

During the year ended December 31, 2024, general and administrative share-based compensation expenses included $0.2 million of share-based compensation expenses related to noncash payments of warrants to consultants for services rendered. There were no share-based compensation expenses to consultants recognized prior to 2024.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 8. Employees and Employee-Related Costs

The number of employees, including executive and non-executive directors, during the year was as follows:

	Years Ended December 31,
	2024	2023	2022
Average number of full-time employees	45	55	62
Number of employees at end of period:
Denmark and United States	46	49	63
Total employees, at end of period	46	49	63

Employee costs:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Wages and salaries	$6,447	$8,436	$8,182
Cash bonus	604	393	789
Share-based compensation expenses	177	479	942
Other social security expenses	16	18	19
Other staff expenses	97	216	389
Total	$7,341	$9,542	$10,321

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$4,933	$6,410	$8,156
General and administrative expenses	2,408	3,132	2,165
Total	$7,341	$9,542	$10,321

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$3,977	$5,255	$6,639
General and administrative expenses	1,289	1,870	983
Total	$5,266	$7,125	$7,622

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Remuneration to the Board of Directors and Executive Management

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,595	$1,802	$1,970
Share-based compensation expenses	38	205	321
Total	1,633	2,007	2,291
Remuneration to the Board of Directors:
Wages and salaries	384	360	379
Share-based compensation expenses	58	45	29
Total	442	405	408
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	956	1,150	1,517
General and administrative expenses	1,119	1,262	1,182
Total	$2,075	$2,412	$2,699

The Executive Management was comprised of four members as of December 31, 2024, and four members as of December 31, 2023.

Note 9. Share-Based Payments

Warrant program

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted up until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021 and 2020 expire on December 31, 2031. Warrants granted in 2024 and 2023 expire on December 31, 2031. For the years ended December 31, 2024, 2023 and 2022, the number of warrants outstanding as a percentage of outstanding ordinary shares was 4.3%, 7.2% and 11.4%, respectively.

During 2024, the Company granted 538,460 warrants to its employees, members of its Board of Directors, and Executive Management team, of which 16,668 were granted to its Chief Executive Officer (“CEO”), 25,000 were granted to its Chief AI Officer (“CAIO”), 50,000 were granted to its Chief Scientific Officer (“CSO”), and 50,000 were granted to its Chief Finance Officer (“CFO”). All warrants granted vest over a period of 36 months.

The fair value of the warrants granted during 2024 at grant date amounted to $0.2 million.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

The fair value of the warrants granted during 2022 at grant date amounted to $0.8 million.

The following schedule specifies the granted warrants:

			Weighted		Weighted Average
			Average		Remaining
	Number of		Exercise		Contractual Life
	warrants		Price/Share		(years)
Warrants granted as at December 31, 2021	2,732,618		DKK 7.53		13
Warrants granted	491,612		USD 2.24
Warrants exercised	(388,181	)(1)	USD 2.42
Warrants forfeited	(92,956)		USD 1.28
Warrants cancelled	—		—
Warrants granted as at December 31, 2022 (2)	2,743,093		USD 1.50		11
Warrants granted	559,115		USD 1.02
Warrants exercised	(360,731	)(1)	USD 0.14
Warrants forfeited	(203,004)		USD 2.08
Warrants cancelled	—		—
Warrants granted as at December 31, 2023(2)	2,738,473		USD 1.41		10
Warrants granted	538,460		USD 0.40
Warrants exercised	—
Warrants forfeited	(232,139)		USD 1.72
Warrants cancelled	—
Warrants granted as at December 31, 2024(2)	3,044,794		USD 1.19	(3)	9
Warrants exercisable as at December 31, 2022 (2)	1,988,106
Warrants exercisable as at December 31, 2023 (2)	2,007,123
Warrants exercisable as at December 31, 2024 (2)	2,493,050

______________________________

(1)	The weighted average share price at the date of exercise were, USD 0.14 and USD 2.42 for the years ended December 31, 2023, and 2022, respectively.

(2)	The number of warrants excludes 2023 SPA Investor Warrants and EIB Warrants referred to in Note 6.

(3)	December 31, 2024, USD-end rate used.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following table details amounts of share-based compensation expenses related to the warrant program included in the consolidated statements of comprehensive loss:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Research and development expenses	$101	$377	$760
General and administrative expenses	76	102	182
Total	$177	$479	$942

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

The following assumptions have been applied for the warrants issued during the years ended December 31, 2024, 2023, and 2022:

	Years Ended December 31,
	2024	2023	2022
Expected term (in years)	6.5	6.5	6.5
Risk-free interest rate	4.46%	4.27%	3.66%
Expected volatility	85%	85%	85%
Share price	$0.08	$0.70	$2.10

The following schedule specifies the outstanding warrants as at December 31, 2024:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Granted prior to 2022	-	1,856,381	-	-
Grant (March 2022)	13.46	27,074	USD 2.96	7
Grant (June 2022)	8.85	5,004	USD 1.83	7
Grant (June 2022)	8.85	4,448	USD 1.83	7
Grant (June 2022)	8.85	25,000	USD 1.83	7
Grant (September 2022)	10.46	7,529	USD 2.42	7
Grant (December 2022)	10.95	15,279	USD 2.23	7
Grant (December 2022)	10.95	246,063	USD 2.23	7
Grant (January 2023)	9.17	10,000	USD 1.94	7
Grant (September 2023)	4.27	100,000	USD 1.02	7
Grant (December 2023)	3.61	275,969	USD 0.75	7
Grant (May 2024)	2.23	472,047	USD 0.75	7
Granted at December 31, 2024		3,044,794
Warrants exercisable at December 31, 2024		2,493,050

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the outstanding warrants as at December 31, 2023:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Granted prior to 2022	-	1,877,936	-	-
Grant (March 2022)	13.46	30,560	USD 2.96	8
Grant (June 2022)	8.85	5,004	USD 1.83	8
Grant (June 2022)	8.85	4,448	USD 1.83	8
Grant (June 2022)	8.85	45,000	USD 1.83	8
Grant (September 2022)	10.46	7,529	USD 2.42	8
Grant (December 2022)	10.95	15,279	USD 2.23	8
Grant (December 2022)	10.95	293,602	USD 2.23	8
Grant (January 2023)	9.17	10,000	USD 1.94	8
Grant (September 2023)	4.27	100,000	USD 1.02	8
Grant (September 2023)	2.57	50,000	USD 1.50	3
Grant (December 2023)	3.61	299,115	USD 0.75	8
Granted at December 31, 2023		2,738,473
Warrants exercisable at December 31, 2023		2,007,123

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following schedule specifies the outstanding warrants as at December 31, 2022:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Granted prior to 2022	-	2,251,481	-	-
Grant (March 2022)	13.46	35,000	USD 2.96	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	10,000	USD 1.83	9
Grant (June 2022)	8.85	45,000	USD 1.83	9
Grant (September 2022)	10.46	11,000	USD 2.42	9
Grant (December 2022)	10.95	50,000	USD 2.23	9
Grant (December 2022)	10.95	330,612	USD 2.23	9
Granted at December 31, 2022		2,743,093
Warrants exercisable at December 31, 2022		1,988,106

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2022, 2023 and 2024 is shown below:

		Warrants held when					Warrants held when					Warrants held when
		becoming or leaving					becoming or leaving					becoming or leaving
	January 1,	as a member				December 31,	as a member				December 31,	as a member				December 31,
	2022	of management	Granted	Exercised	Forfeited	2022	of management	Granted	Exercised	Forfeited	2023	of management	Granted	Exercised	Forfeited	2024
Steven Projan	46,631	—	5,000	—	—	51,631	—	—	—	—	51,631	—	—	—	—	51,631
Roberto Prego	38,747	—	5,000	—	—	43,747	—	5,000	—	—	48,747	—	20,000	—	—	68,747
Jo Ann Suzich (former) (4)	10,260	—	—	—	—	10,260	—	—	—	—	10,260	—	—	—	—	10,260
Marianne Søgaard (1)	103,487	—	10,000	—	—	113,487	—	75,000	—	—	188,487	—	40,000	—	—	228,487
Lars Holtug	4,583	—	5,000	—	—	9,583	—	5,000	—	—	14,583	—	20,000	—	—	34,583
Niels Iversen Møller	—	—	3,750	—	—	3,750	—	8,125	—	—	11,875	—	20,000	—	—	31,875
Lars Aage Staal Wegner		—	—	—	—	—	—	—	—	—	—	608,188	—	—	—	608,188
Board of Directors in total	203,708	—	28,750	—	—	232,458	—	93,125	—	—	325,583	608,188	100,000	—	—	1,033,771
Lars Aage Staal Wegner	916,251	—	—	(62,736)	(45,327)	808,188	—	—	(200,000)	—	608,188
Birgitte Rønø	74,376	—	25,000	—	—	99,376	—	12,500	—	—	111,876	—	50,000	—	—	161,876
Erik Heegaard (2)	97,564	—	25,000	—	—	122,564	—	—	—	—	122,564	—	—	—	(23,424)	99,140
Glenn S. Vraniak (former) (3)	150,660	—	—	(112,995)	—	37,665	—	—	(37,665)	—	—	—	—	—	—	—
Andreas Holm Mattsson	—	—	35,000	—	—	35,000	—	6,250	—	—	41,250	—	25,000	—	—	66,250
Bo Karmark (8)	—	45,000	16,667	—	—	61,667	—	—	—	—	61,667	—	—	—	(30,185)	31,482
Jesper Nyegaard Nissen	—	25,000	20,833	—	—	45,883	—	12,500	—	—	58,333	—	50,000	—	(62,267)	46,066
Niels Iversen Møller (5)	—	—	3,125	—	—	3,125	—	8,750	—	—	11,875	—	—	—	—	11,875
Per Norlén (6)	—	50,000	3,125	—	—	53,125	—	—	—	(37,150)	15,975	—	—	—	—	15,975
Thomas Bogenrieder (7)	—	—	—	—	—	—	4,356	—	—	—	4,356	—	—	—	—	4,356
Christian Kanstrup (7)	—	—	—	—	—	—	—	169,167	—	—	169,167	—	16,668	—	—	185,835
Executive Management in total	1,238,581	120,000	128,750	(175,731)	(45,327)	1,266,543	4,356	209,167	(237,665)	(37,150)	1,205,251	—	141,668	—	(115,876)	622,855

(1)	As of November 25, 2020, 26,964 warrants were granted for services provided before taking on the Board of Directors position.
(2)	Mr. Heegaard resigned from Chief Medical Officer of the company effective March 2024.
(3)	Mr. Vraniak resigned as the Chief Financial Officer of the Company effective November 1, 2021.
(4)	Board member until May 25, 2021.
(5)	Became a Board member in 2022.
(6)	Mr. Norlén resigned as the Chief Executive Officer of the Company effective September 1, 2023.
(7)	Became a member of Executive Management in 2023.
(8)	Mr. Karmark resigned as the Chief Financial Officer of the Company effective March 1, 2024.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 10. Financial Income and Expenses

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Financial income:
Interest income, bank	$254	$151	$13
Interest income, other	—	3	—
Change in fair value of derivative liability	5,492	—	—
Change in fair value of warrant liability	190	636	395
Foreign exchange gains	564	173	2,423
Total financial income	6,500	963	2,831
Financial expenses:
Interest expenses	—	(1)	(34)
Interest expenses, lease liabilities	(161)	(172)	(176)
Change in fair value of derivative liability	(1,653)	(110)	—
Change in fair value of warrant liability	(125)	(244)	—
Interest expenses, loan from lessor	(801)	(724)	(588)
Foreign exchange losses	(383)	(430)	(710)
Total financial expenses	(3,123)	(1,681)	(1,508)
Net financial items	$3,377	$(718)	$1,323

Note 11. Income Taxes

(a)	Analysis of charge/(credit) for the year:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Income tax benefit	$788	$790	$772
Total income tax benefit for the year	$788	$790	$772

On December 31, 2024, the Company had net tax loss carry-forwards in Denmark of $20.4 million (2023: $19.0 million in Denmark; 2022: $13.6 million in Denmark) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2024, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.

The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

(b)	Reconciliation of effective tax rate to Danish statutory tax rate

	Years Ended December 31,
	2024	2023	2022
Statutory corporate income tax rate in Denmark	22%	22%	22%
Non-deductible income / (expenses)	5%	(1)%	(1)%
Non-taxable income / (expenses)	—%	—%	—%
Additional tax deduction R&D expenses	2%	1%	4%
Tax credit research and development expenditures	(7)%	(4)%	(5)%
Change in deferred tax asset not capitalized	(15)%	(14)%	(16)%
Total effective tax rate	7%	4%	4%

(c)	Deferred tax in the consolidated statements of financial position

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Deferred Tax Positions:
Warrants	$—	$275	$739
Loss carry forward	20,429	19,022	13,581
Other items	(131)	(126)	(214)
Deferred tax assets not recognized	(20,298)	(19,171)	(14,106)
Total Deferred Tax	$—	$—	$—

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

Note 12. Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion Biotech A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2024, 2023 and 2022, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion Biotech A/S	$(10,567)	$(22,125)	$(23,169)
Weighted-average number of ordinary shares outstanding	53,644,483	27,335,829	23,638,685
Loss per share before and after dilution	$(0.20)	$(0.81)	$(0.98)

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:

	Years Ended December 31,
	2024	2023	2022

Warrants(1)	62,579,819	12,816,407	3,094,129

______________________________

(1)	The number of warrants presented includes warrants granted for share-based payments, the EIB Warrants, and 2023 SPA Investor Warrants outstanding as of each year end period.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 13. Property and Equipment, Net

		Other	Leasehold
	Property	Equipment	Improvements	Total
	(USD in thousands)
Cost at December 31, 2023	$2,681	$1,438	$1,754	$5,873
Exchange rate adjustments	(150)	(81)	(98)	(329)
Cost at December 31, 2024	2,531	1,357	1,656	5,544
Depreciation at December 31, 2023	$(585)	$(581)	$(364)	$(1,530)
Depreciation for the year	(244)	(206)	(158)	(608)
Exchange rate adjustments	41	41	26	108
Depreciation at December 31, 2024	(788)	(746)	(496)	(2,030)
Carrying amount at December 31, 2024	$1,743	$611	$1,160	$3,514
Carrying amount of right-of-use assets at December 31, 2024	$1,743	$—	$—	$1,743

		Other	Leasehold
	Property	Equipment	Improvements	Total
	(USD in thousands)
Cost at December 31, 2022	$2,593	$1,368	$1,632	$5,593
Additions during the year	—	23	65	88
Exchange rate adjustments	88	47	57	192
Cost at December 31, 2023	2,681	1,438	1,754	5,873
Depreciation at December 31, 2022	$(369)	$(352)	$(197)	$(918)
Depreciation for the year	(245)	(212)	(158)	(615)
Depreciation revaluation during the year	45	—	—	45
Exchange rate adjustments	(16)	(17)	(9)	(42)
Depreciation at December 31, 2023	(585)	(581)	(364)	(1,530)
Carrying amount at December 31, 2023	$2,096	$857	$1,390	$4,343
Carrying amount of right-of-use assets at December 31, 2023	$2,096	$—	$—	$2,096

Depreciation included in the consolidated statement of comprehensive loss:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Research and development expenses	$305	$340	$446
General and administrative expenses	303	275	125
Total depreciation included in the consolidated statement of comprehensive loss	608	615	571
Total accumulated depreciation of right-of-use assets at December 31,	$788	$585	$369

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Note 14. Prepayments and other receivables

	December 31,
	2024	2023
	(USD in thousands)
VAT receivables	$216	$143
Prepayments	955	1,692
Receivables from collaboration partners	37	9
Other receivables	65	108
Total prepayments and other receivables	$1,273	$1,952

Note 15. Other Payables

	December 31,
	2024	2023
	(USD in thousands)
Employee cost liabilities	$860	$894
Other liabilities	67	112
Total other payables	$927	$1,006

Note 16. Cash and Cash Equivalents

	December 31,
	2024	2023
	(USD in thousands)
Cash and cash equivalents	$5,952	$5,583
Total cash and cash equivalents	$5,952	$5,583

Cash and cash equivalents consist mainly of cash on deposit with banks, and $0.9 million and $1.4 million held in an escrow account relating to the 2023 Securities Purchase Agreement as of December 31, 2024 and 2023, respectively. We have made all delivery obligations related to the amounts held in the escrow account as of December 31, 2024 and 2023.

Changes in net working capital

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Changes in receivables and tax receivables	$374	$1,107	$(1,486)
Changes in trade payables	449	502	(599)
Changes in other payables	(303)	(47)	(792)
Changes in net working capital	$520	$1,562	$(2,877)

Working capital is defined as current assets (excluding cash) less current liabilities and measures the net liquid assets the Company has available for the business.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Adjustments for non-cash items

Adjustments of non-cash items in the consolidated statements of comprehensive loss:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Income taxes	$(788)	$(790)	$(772)
Tax credit schemes accounted for as grants	(25)	(194)	(226)
Depreciation	607	615	571
Impairment	—	—	87
Interest income	(254)	(154)	(13)
Interest expense	962	897	798
Share-based compensation expenses	357	479	942
Acquisition of property, plant and equipment	—	—	—
Loss in change from fair value of derivative liability	(3,693)	110	—
Gain in change from fair value of warrant liability	(190)	(392)	(395)
Other adjustments: Other adjustments, primarily exchange rate adjustments	(67)	615	(1,315)
Total adjustments for non-cash items	$(3,091)	$1,186	$(323)

Reconciliation of Liabilities from Financing Activities

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2023	Cash flows	interest	Costs	Additions	adjustment	2024
Lease liabilities	$2,222	$(331)	$161	$—	$—	$(137)	$1,915
Borrowings	8,648	(805)	703	—	—	(360)	8,186
Provisions	149	—	—	—	—	(8)	141
Total liabilities from financing activities	$11,019	$(1,136)	$864	$—	$—	$(505)	$10,242

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2022	Cash flows	interest	Costs	Additions	adjustment	2023
Lease liabilities	$2,255	$(326)	$172	$—	$45	$76	$2,222
Borrowings	8,000	(306)	638	—	65	251	8,648
Provisions	144	—	—	—	—	5	149
Total liabilities from financing activities	$10,399	$(632)	$810	$—	$110	$332	$11,019

Note 17. Leases

Leases

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021, and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. As of December 31, 2024, the monthly payment is approximately $26,621 which consists of approximately $11,075 for the office space and approximately $15,547 for the laboratory space. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company had one lease in Copenhagen, Denmark as of December 31, 2024.

For the years ended December 31, 2024, 2023 and 2022, the expense recognized in operating expense related to short term and variable lease payments not included in the lease liabilities was immaterial. For the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.2 million, $0.2 million, and $0.2 million, respectively, of depreciation expense related to its right-of-use lease asset in operating expense. For the years ended December 31, 2024, 2023 and 2022, the Company recognized $0.2 million, $0.2 million, and $0.2 million, of interest expense related to its lease liabilities. The Company recognized a total of $0.4 million, $0.4 million, and $0.4 million related to lease expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2023	$2,096	$2,222
Additions	—	—
Depreciation	(203)	—
Interest Expense	—	161
Payments	—	(331)
Translation	(150)	(118)
At December 31, 2024	$1,743	$1,934

	Right-of-Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2022	$2,224	$2,255
Additions	—	45
Depreciation	(216)	—
Interest Expense	—	172
Payments	—	(326)
Translation	88	76
At December 31, 2023	$2,096	$2,222

The total cash outflow for leases were $0.3 million and $0.3 million in during the years ended December 31, 2024 and 2023, respectively.

Note 18. Borrowings

Loan from lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. For the years ended December 31, 2024, 2023 and 2022 interest expense related to the loan from lessor was $0.1 million, $0.1 million and $0.1 million, respectively. During the years ended December 31, 2023 and 2022, the Company had additions for borrowings related to the loan from lessor of $0.1 million.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.79%. For the years ended December 31, 2024, 2023 and 2022 interest expense related to the EIB Loan was $0.7 million, $0.7 million and $0.6 million, respectively. The loan is repayable in full six years after drawing down. The two remaining tranches have become void as of December 31, 2023.

Borrowings are summarized as follows:

	Years Ended December 31,
	2024	2023	2022
	(USD in thousands)
Loan from lessor	$815	$1,022	$1,068
EIB Loan	7,352	7,626	6,932
Total Borrowings	8,167	8,648	8,000
Less: Borrowings, current portion	(159)	(159)	(136)
Total Borrowings, net of current portion	$8,008	$8,489	$7,864

Note 19. Capital Structure and Financial Matters

Share capital – ordinary shares

Capital transactions

In February 2021, the Company completed its IPO through which the Company issued and sold 60,000 ADSs, at a price to the public of $500.00 per ADS. The Company received aggregate net proceeds of $25.3 million from the IPO, after deducting the underwriting discounts and commissions and offering expenses. Upon the completion of the IPO, our registered, issued, and outstanding share capital was nominal DKK 19,198,668.

In November 2021, the Company completed a follow-on public offering through which the Company issued and sold 78,857 ADSs, at a price to the public of $350.00 per ADS. The shares issued were inclusive of the 10,286 ADSs issued to the underwriters pursuant to the full exercise of their option to purchase additional shares on November 5, 2021. The Company received aggregate net proceeds of $24.9 million from the follow-on public offering, which includes the funds received for the additional shares issued to the underwriters, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Upon the completion of the follow-on public offering, the Company’s registered, issued, and outstanding share capital was nominal DKK 23,141,524.

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

As of December 31, 2024, the Company had issued and sold 428,572 ordinary shares represented by ADSs to Lincoln Park. Such shares were issued to Lincoln Park as payment of the Commitment Fee in consideration for Lincoln Park’s’ commitment to purchase our ordinary shares represented by ADSs under the Purchase Agreement. As of such date, the Company had not issued or sold any additional ordinary shares represented by ADSs to Lincoln Park under the Purchase Agreement. As of December 31, 2024, not all conditions to make the LPC Purchase Agreement operational have been met.

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

During the year ended December 31, 2022, the Company sold 23,771 ADSs representing the Company’s ordinary shares, DKK 1 nominal value, at a VWAP of $137 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $0.3 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 118,853 with the Danish Business Authority.

During the year ended December 31, 2023, the Company sold 3,679,954 ordinary shares represented by ADSs, DKK 1 nominal value, at a VWAP of $85.5 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. Total proceeds to the Company from the sales of the ADSs were approximately $6.4 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 3,679,954 with the Danish Business Authority.

During the year ended December 31, 2024, the Company sold 3,233,560 ordinary shares represented by ADSs, DKK 1 nominal value, at a VWAP of $42.6 per ADS. The ADSs were sold pursuant to the Sales Agreement with JonesTrading dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $2.8 million. In connection with such sales, the Company registered aggregate share capital increases of nominal DKK 3,233,560 with the Danish Business Authority.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

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

February 2024 Offering

In February 2024, the Company completed a public offering through which the Company offered 151,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 1 nominal value per share, together with warrants to purchase up to 151,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant is $20.00. The warrants have an exercise price per ADS of DKK 137.6 and are immediately exercisable for a term of five years from the date of issuance. As part of the public offering, the Company offered prefunded warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant is $20.00. The prefunded warrants have an exercise price per ADS of $1.4537 and are immediately exercisable for a term of five years from the date of issuance. After deducting fees and expenses, total proceeds to the Company from the public offering were approximately $8.4 million. During the six months ended June 30, 2024, 599,500 prefunded warrants to purchase ADSs were exercised for total proceeds of approximately $0.9 million.

At year end 2024 and 2023, due to issue of shares and warrant exercise, the outstanding share capital was nominal DKK 70,130,556 and DKK 37,897,780, respectively.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The following are changes in the Company’s share capital for the years ended December 31, 2022, 2023 and 2024:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2021	23,203,808	23,204
Capital increase April 2022 (exercised warrants)	54,072	54
Capital increase June 2022 (exercised warrants)	92,313	92
Capital increase June 2022 (exercised warrants)	37,665	38
Capital increase at June 7, 2022 (LPC purchase agreement)	428,572	429
Capital increase June 2022 (exercised warrants)	17,264	17
Capital increase August 2022 (exercised warrants)	92,313	92
Capital increase August 2022 (exercised warrants)	41,085	41
Capital increase September 2022 (exercised warrants)	10,836	11
Capital increase at October 13, 2022 (JonesTrading sales agreement)	23,405	23
Capital increase at October 17, 2022 (JonesTrading sales agreement)	26,396	26
Capital increase at October 20, 2022 (JonesTrading sales agreement)	64,601	65
Capital increase at December 5, 2022 (exercised warrants)	42,633	43
Capital increase at December 29, 2022 (JonesTrading sales agreement)	4,450	4
Share capital, December 31, 2022	24,139,413	24,139
Capital increase at January 4, 2023 (JonesTrading sales agreement)	186,584	187
Capital increase at January 4, 2023 (JonesTrading sales agreement)	447,829	448
Capital increase at January 5, 2023 (JonesTrading sales agreement)	94,278	94
Capital increase at January 20, 2023 (JonesTrading sales agreement)	259,407	259
Capital increase at January 24, 2023 (JonesTrading sales agreement)	79,657	80
Capital increase at January 24, 2023 (JonesTrading sales agreement)	71,678	72
Capital increase at February 7, 2023 (JonesTrading sales agreement)	96,271	96
Capital increase at February 9, 2023 (JonesTrading sales agreement)	1,003,802	1,004
Capital increase at February 13, 2023 (JonesTrading sales agreement)	42,808	43
Capital increase at March 24, 2023 (JonesTrading sales agreement)	16,280	16
Capital increase May 2023 (exercised warrants)	134,730	135
Capital increase May 2023 (exercised warrants)	51,125	51
Capital increase June 2023 (exercised warrants)	150,000	150
Capital increase at June 6, 2023 (JonesTrading sales agreement)	861,614	862
Capital increase June 2023 (exercised warrants)	4,824	5
Capital increase at July 18, 2023 (JonesTrading sales agreement)	11,348	11
Capital increase September 2023 (exercised warrants)	10,836	11
Capital increase at September 22, 2023 (JonesTrading sales agreement)	54,099	54
Capital increase at September 26, 2023 (JonesTrading sales agreement)	51,750	52
Capital increase at September 27, 2023 (JonesTrading sales agreement)	45,807	46
Capital increase at October 2, 2023 (JonesTrading sales agreement)	54,829	55
Capital increase at November 1, 2023 (JonesTrading sales agreement)	50,281	50
Capital increase at November 15, 2023 (JonesTrading sales agreement)	19,387	19
Capital increase at November 16, 2023 (JonesTrading sales agreement)	77,119	77
Capital increase at November 21, 2023 (JonesTrading sales agreement)	43,950	44
Capital increase at November 21, 2023 (JonesTrading sales agreement)	21,136	21
Capital increase at November 30, 2023 (JonesTrading sales agreement)	24,316	24
Capital increase at December 4, 2023 (JonesTrading sales agreement)	65,724	66
Capital increase at December 21, 2023 (2023 SPA)	9,726,898	9,727
Share capital, December 31, 2023	37,897,780	37,898
Capital increase January 2024 (exercised warrants)	9,216	9
Capital increase at January 26, 2024 (JonesTrading sales agreement)	2,633,550	2,634
Capital increase at February 3, 2024 (JonesTrading sales agreement)	4,450,000	4,450
Capital increase at February 5, 2024 (JonesTrading sales agreement)	3,125,000	3,125
Capital increase February 2024 (exercised warrants)	1,975,000	1,975
Capital increase February 2024 (exercised warrants)	2,060,000	2,060
Capital increase April 2024 (exercised warrants)	1,960,000	1,960
Capital increase July 2024 (exercised warrants)	1,640,000	1,640
Capital increase at August 12, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase at September 4, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase at September 5, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase September 2024 (exercised warrants)	1,070,000	1,070
Capital increase at September 30, 2024 (JonesTrading sales agreement)	316,180	316
Capital increase at September 30, 2024 (JonesTrading sales agreement)	253,830	254
Capital increase October 2024 (exercised warrants)	1,240,000	1,240
Capital increase December 2024 (exercised warrants)	4,840,000	4,840
Capital increase December 2024 (exercised warrants)	6,630,000	6,630
Share capital, December 31, 2024	70,130,556	70,131

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

The Company’s share capital consists of the following ordinary shares:

	December 31,
	2024	2023
	(USD in thousands)
Authorized, issued and fully paid
70,130,556 (2023: 37,897,780) ordinary shares of DKK 1 each (2023: ordinary shares of DKK 1 each)	$10,516	$5,899
Total share capital	$10,516	$5,899

The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Executive Management’s and Board of Director’s holding of shares

At December 31, the board of directors and executive management held the following shareholdings in the Company:

	2024	2023	2022
Number of ordinary shares owned
Christian Kanstrup	1,554,507	1,493,014	—
Bo Karmark	—	—	2,000
Jesper Nyegaard Nissen	—	99,913	—
Birgitte Rønø	187,170	148,123	—
Andreas Holm Mattsson	4,289,341	4,267,931	4,071,961
Lars Aage Staal Wegner	—	—	82,124
Executive Management in total	6,031,018	6,008,981	4,156,085

	2024	2023	2022
Number of ordinary shares owned
Niels Iversen Møller	—	4,292,678	4,196,840
Roberto Prego	561,156	539,069	310,248
Lars Holtug	179,978	157,891	—
Marianne Søgaard	1,777,471	1,684,547	41,652
Lars Aage Staal Wegner	681,842	—	—
Steven Projan	—	—	27,288
Board of Directors in total	3,200,447	6,674,185	4,576,028

Note 20. Related Party Transactions

The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these persons.

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2024, 2023 and 2022.

Note 21. Commitments and Contingencies

Legal proceedings

On April 28, 2022, the Company received formal notice that on April 21, 2022, Statens Serum Institut (“SSI”), had initiated a legal proceeding against the Company in The Danish Maritime and Commercial High Court (Sø og Handelsretten), claiming sole ownership of a patent application (PCT/EP2020/050058 and subsequently national filings, EP3906045) filed by the Company related to a method for treating malignant neoplasm by administering a composition comprising a high dose of neopeptides, a solvent and SSI’s liposomal adjuvant, CAF®09b, for which the Company has a nonexclusive, royalty-bearing sub-licensable license to use from SSI (the “Invention”).

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

In its filing, SSI’s primary claim is that the Invention disclosed in the patent application was not made by the Company and its employees, but rather, that SSI and members of its staff made the Invention and, therefore, SSI and certain of its staff members should be listed as the sole inventors of the Invention.In the alternative, SSI claims that it should have co-ownership with the Company of the patent application and the Invention.

On June 27, 2024, the Company entered into a Patent Co-Ownership Agreement with SSI, pursuant to which it has been agreed that the Company and SSI shall have co-ownership of certain patents related to the legal proceeding before The Danish Maritime and Commercial High Court, with the Company having all commercial rights related to such patents. This resolves the claim before the Danish Maritime and Commercial High Court and SSI has withdrawn its case.

Further on June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

Contractual obligations

The contractual obligations are similar individually and, in the aggregate, not material to the future financial position, operating profit or cash flow.

At December 31, 2024, the Company had the following contractual commitments which fall due as follows:

	December 31, 2024
	(USD in thousands)
	Contractual cash flows	< 1 year	1– 2 years	2– 5 years	>5 years	Total
		(USD in thousands)
Purchase obligations	$—	$81	$51	$51	$—	$183
Total	$—	$81	$51	$51	$—	$183

The purchase obligations consists of rental agreement on facility equipment as well as IT & Security services as of December 31, 2024.

At December 31, 2023, the Company had the following contractual commitments which fall due as follows:

	December 31, 2023
	(USD in thousands)
	Contractual cash flows	< 1 year	1– 2 years	2– 5 years	>5 years	Total
		(USD in thousands)
Purchase obligations	$—	$706	$322	$494	$—	$1,522
Total	$—	$706	$322	$494	$—	$1,522

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

Changes in the provision balance during the year ended December 31, 2024, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2024	$149
Currency adjustment	(8)
Carrying amount at December 31, 2024	$141

Changes in the provision balance during the year ended December 31, 2023, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2023	$144
Currency adjustment	5
Carrying amount at December 31, 2023	$149

Note 23. Fees to auditors

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2024, and 2023. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

	Years Ended December 31,
	2024	2023
	(USD in thousands)
Audit fees	$297	$309
Audit related fees	190	94
Other fees	198	57
Total fees	$685	$460

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

EVAXION BIOTECH A/S

Notes to the Consolidated Financial Statements

Other fees

Other fees consist of services provided by EY for other permitted services, including fees for work performed by EY in connection with the Company’s capital raises.

Note 24. Intangible Assets

As of December 31, 2024, and 2023, the Company did not have an intangible asset balance. The Company wrote-off its intangible assets of $0.1 million during the year ended December 31, 2022.

Note 25. Events After the Reporting Period

January 31, 2025, the Company closed a public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Incorporated by Reference Number	File Number	Provided Herewith
1.1	Articles of Association currently in effect (including English translation)	6-K	2/12/2024	1.1	001-39950
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares	F-6	01/12/2021	1	333-252038
2.2	Form of Specimen American Depositary Receipt (included in Exhibit 2.1)
4.1	CAF®09b Supply, Patent Know How & Trademark License Agreement dated November 30, 2020, between Statens Serum Institut and Evaxion Biotech A/S	F-1	01/08/2021	10.1	333-251982
4.2	Finance Contract between European Investment Bank and Evaxion Biotech A/S dated August 6, 2020	F-1	01/08/2021	10.2	333-251982
4.3	Lease Agreement dated October 2, 2020 between Evaxion Biotech A/S and DTU Science Park A/S.	F-1	01/08/2021	10.3	333-251982
4.4	Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada) (Incorporate by Reference to Exhibit 99.2 to Form 6-K filed with the Commission on October 25, 2021).	6-K	10/25/2021	99.2	001-39950
4.5	Purchase Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.1	001-3950
4.6	Registration Rights Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.2	001-3950
4.7	Capital on DemandTM Sales Agreement dated October 3, 2022 between Evaxion Biotech A./S and JonesTrading Institutional Services LLC	6-K	10/04/2022	1.1	001-3950
4.8	Agreement for the Issuance and Subscription of Notes	6-K	08/04/2023	10.1	001-39950
4.9	Form of Securities Purchase Agreement	6-K	12/21/2023	10.1	001-39950
4.10	Form of Investment Agreement	6-K	12/21/2023	10.2	001-39950
4.11	Form of Registration Rights Agreement	6-K	12/21/2023	10.3	001-39950
4.12	Engagement Agreement, by and between the Company and H.C. Wainright & Co., LLC, dated as of September 27, 2023, as amended	F-1/A	01/31/2024	1.1	333-276505
4.13	Form of Placement Agent Warrant	F-1/A	01/31/2024	4.3	333-276505
4.14	Form of Securities Purchase Agreement	6-K	02/05/2024	99.1	001-39950
4.15	Form of Series A Warrant	6-K	02/05/2024	99.3	001-39950

II-1

4.16	Form of Prefunded Warrant	6-K	02/05/2024	99.2	001-39950
4.17	Amendment to Warrants	6-K	06/24/2024	10.1	001-39950
4.18	Option and License Agreement	6-K	10/01/2024	10.1	001-39950
4.19	Co-Ownership Agreement	6-K	07/02/2024	10.1	001-39950
4.20	License Agreement	6-K	07/02/2024	10.1	001-39950
4.21	Form of Securities Purchase Agreement	F-1/A	01/30/2024	10.1	333-276505
4.22	Form of Pre-funded warrants for this offering	F-1/A	12/17/2024	4.7	333-283304
4.23	Form of Ordinary warrants	F-1/A	12/17/2024	4.8	333-283304
8.1	List of Subsidiaries of the Registrant	F-1/A	11/03/2021	21.1	333-260493
11.1	Insider Trading Policy					X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of EY Godkendt Revisionspartnerselskab					X
97.1	Clawback Policy					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

II-2

SIGNATURES

Evaxion Biotech A/S hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVAXION BIOTECH A/S
/s/ Christian Kanstrup
Name:	Christian Kanstrup
Title:	Chief Executive Officer
Date:	April 1, 2025

/s/ Thomas Frederik Schmidt
Name:	Thomas Frederik Schmidt
Title:	Chief Financial Officer
Date:	April 1, 2025

II-3