Form 20-F
period 2025-12-31
Evaxion A/S
filed 2026-03-05
CIK 1828253

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

______________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39950

______________________

Evaxion A/S

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

______________________

The Kingdom of Denmark

(Jurisdiction of incorporation or organization)

Dr. Neergaards Vej 5F, DK-2970 Hørsholm, Denmark

(Address of principal executive offices)

Helen Tayton-Martin

Chief Executive Officer

Evaxion A/S

Dr. Neergaards Vej 5F, DK-2970 Hørsholm Denmark

Tel: +45 31 24 64 27

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. The number of outstanding shares as of December 31, 2025, was:

Title of each class	Number of Shares Outstanding at December 31, 2025
Ordinary share, nominal value DKK 0.25 per share
(including shares underlying American Depository Shares)	417,010,756

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

Auditor Firm ID	1757
Auditor Name	EY Godkendt Revisionspartnerselskab
Auditor Location	Copenhagen, Denmark

Certain Definitions

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	References to “we”, “us”, the “company”, or “Evaxion”, or similar terms in this annual report on Form 20-F shall mean Evaxion A/S and, as the context requires, its subsidiaries
●	“ADSs” are to our American Depositary Shares, each of which represents fifty ordinary shares of Evaxion A/S;
●	“ADRs” are to the American depositary receipts that evidence our ADSs;
●	“Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;
●	“FDA” are to the United States Food and Drug Administration;
●	“Evaxion,” the “Company,” “we,” “us” and “our” refer to Evaxion A/S and our wholly owned subsidiaries;
●	“Group” are to the consolidated entities of Evaxion A/S, Evaxion Biotech Australia Pty Ltd and Evaxion Biotech, Inc.;
●	“IND” are to Investigational New Drug Application;
●	“Ordinary shares” are to our ordinary shares, each of DKK 0.25 nominal value;
●	“SEC” are to the United States Securities and Exchange Commission;
●	“Securities Act” are to the Securities Act of 1933, as amended;
●	“$,” “USD,” “US$” and “U.S. dollar” are to the United States dollar; and
●	“DKK,” “Krone,” and “Kroner” are to the Danish Krone

Presentation of Financial Information

This annual report contains our audited consolidated financial statements as of December 31, 2025, and 2024, and for the years ended December 31, 2025, and 2024 (our “audited consolidated financial statements”), prepared in accordance with IFRS accounting standards, as issued by the International Accounting Standards Board (IASB).

Our financial information is presented in our presentation currency, U.S. Dollar (USD). Our parent Company’s functional currency is the Danish Krone (DKK). Certain Danish Krone amounts in this annual report have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.3527 per $1.00, which was the official exchange rate of such currencies as of December 31, 2025, rounded to four decimal places, as reported by Denmark’s National bank.

Foreign currency transactions are translated into our functional currency, DKK, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized as financial income or financial expenses in the statements of comprehensive loss. Non-monetary items in foreign currency, which are measured at cost at the statements of financial position date, are translated into our functional currency, DKK, using the exchange rates at the date of the transaction. Such DKK translated amounts are not necessarily indicative of the amounts of DKK that could have been purchased with the underlying currency being exchanged into DKK at the dates indicated.

Assets and liabilities in our functional currency are translated to our presentation currency, USD, at the exchange rate applicable on December 31, 2025. Income and expenses in our functional currency are translated to USD at the average exchange rate, which corresponds to an approximation of the exchange rates prevailing on each individual transaction date. Translation differences arising in the translation to presentation currency are recognized in other comprehensive income. Such USD amounts are not necessarily indicative of the amounts of USD that could have been purchased upon exchange of DKK at the dates indicated.

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

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other similar expressions that are predictions of or indicate future events and future trends, although not all forward-looking statements contain these identifying words.

Forward-looking statements appear in several places in this annual report and include, but are not limited to, statements regarding intent, belief or current expectations. Forward-looking statements are based on the current beliefs and assumptions of the management of Evaxion and on information currently available to such management. While the management of Evaxion believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments will be as anticipated. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section “Item 3. Key Information - D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

●

the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	Our AI approach to the discovery of product candidates is novel and unproven, and we rely on our in-house propriety AI platform and capabilities in a highly competitive environment;
●	our ability to enter in partnerships which is a key element of our refocused strategy;
●	the timing of and our ability to obtain and maintain regulatory approval for our product candidates;
●	our ability to identify research opportunities and discover and develop investigational medicines;
●	the ability and willingness of our third-party collaborators to continue research and development activities relating to our development candidates and investigational medicines;
●	our expectations regarding the size of the patient populations for our product candidates, if approved for commercial use;
●	our estimates of our expenses, ongoing losses, future revenue and capital requirements and our needs for or ability to obtain additional financing;
●	our ability to identify, recruit and retain key personnel;
●	our and our collaborators’ ability to protect and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection;
●	the development of and projections relating to our competitors or our industry;
●	our and our collaborators’ ability to commercialize our product candidates, if approved;
●	the pricing and reimbursement of our investigational medicines, if approved;
●	the rate and degree of market acceptance of our investigational medicines;
●	the amount of and our ability to use our net operating losses, or NOLs, and research and development credits to offset future taxable income;
●	our ability to manage our development and expansion;
●	regulatory developments in the United States, Europe, Australia and other foreign countries;
●	our ability to manufacture our product candidates with advantages in turnaround times or manufacturing cost;
●	our ability to implement, maintain and improve effective internal controls;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer;
●

adverse effects on our business condition and results for operation from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine and other global conflicts such as ongoing in the Middle East; and

●	other risk factors discussed under “Item 3. Key Information - D. Risk Factors”.

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

Summary of Material Risks Associated with Our Business

The principal risks and uncertainties affecting our business include the following:

●

We are a clinical stage TechBio company, and all our product candidates remain in preclinical and clinical development. As a result, we currently have no recurring revenue and may not achieve commercial revenue for an extended period, if at all;

●	we have a limited operating history, and no vaccine has been approved using our technology, and none may ever be approved;
●	we are dependent upon successfully concluding partnerships to advance our product candidates to monetize our assets;
●	we have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future;
●

we will require substantial additional financing to achieve our goals, and a failure to obtain this capital on acceptable terms, or at all, could force us to delay, limit, scale back or cease our product development activities or any other or all operations;

●	we will need to develop and expand our company, and we may encounter difficulties in managing this development and expansion, which could disrupt our operations;
●

we are substantially dependent on the success of product candidates, which may not be successful in nonclinical studies or clinical trials, receive regulatory approval or be successfully commercialized;

●

clinical drug development involves a lengthy and expensive process with uncertain outcomes, and we may encounter substantial delays in our clinical studies. Furthermore, results of earlier studies and trials may not be predictive of results of future trials;

●

interim and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data;

●	pharmaceutical product development is inherently uncertain, and there is no guarantee that any of our product candidates will receive marketing approval;
●

competition in the biotechnology and pharmaceutical industries is intense and our competitors may discover, develop or commercialize products faster or more successfully than us. If we are unable to compete effectively our business, results of operations and prospects will suffer;

●

the effects of the invasion of Ukraine by Russia, the resulting conflict and retaliatory measures by the global community have created global security concerns, including the possibility of expanded regional or global conflict, which have had, are likely to continue to have, short-term and likely longer-term adverse impacts on Ukraine and Europe and around the globe, which could adversely affect our business and results of operations. The same applies to other global conflicts such as the ongoing conflict in the Middle East;

●

our product candidates may not work as intended, may cause undesirable side effects or may have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any;

●

the regulatory approval processes of the U.S. Food and Drug Administration, the European Medicines Agency and comparable authorities are lengthy, time consuming, and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed;

●

our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable United States, European and other international regulatory requirements

●

our future partners, if any, may not be able to obtain regulatory approval for products, if any, derived from our product candidates under applicable United States, European and other international regulatory requirements.

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

●

we rely on third-parties to manufacture preclinical, clinical and commercial supplies of our products, product candidates and their components. In addition, we rely on third-parties in the conduct of significant aspects of our preclinical studies and clinical trials, and we intend to rely on third parties in the conduct of future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements and/or fail to meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.

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

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Our business faces significant risks. You should carefully consider all the information set forth in this annual report and in our other filings with the SEC, including the following risk factors which we face, and which are faced by our industry. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and other materials we file or furnish with the SEC. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to our Financial Condition and Capital Requirements

We have incurred significant losses since our inception and we anticipate that we will continue to incur significant losses for the foreseeable future, which makes it difficult to assess our future viability. We have not generated significant revenue and may never be profitable.

We have incurred net losses every year since our inception in 2008. As of December 31, 2025, we had an accumulated deficit of $126.2 million. In 2025, MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) licensed Evaxion’s vaccine candidate EVX-B3 for a cash payment of $7.5 million, and Evaxion is eligible for future development, regulatory and sales milestone payments as well as royalties on net sales, however we may never generate significant revenue and may never become profitable.

Our operations have been funded primarily through equity financings, convertible debt, and private and governmental grants, and, most recently our partnership with Merck. We have devoted substantially all financial resources to research and development, including preclinical and clinical activities and the advancement of our AI-Immunology™ platform. The magnitude and timing of our future losses will depend on our ability to secure additional funding through equity or debt financings, asset sales, collaborations, including recent and potentially future out-licensing arrangements and grants.

We believe that the costs associated with late-stage clinical development, regulatory approval, and commercialization of our product candidates exceed the resources of all but large biopharmaceutical companies. Accordingly, our strategy is to engage in partnerships with such companies, deriving value from both our platform and pipeline. Our AI-Immunology™ platform enables us to partner on target discovery, candidate design and development agreements, whilst through our pipeline we aim to be advancing select high value programs into preclinical and early clinical development, retaining value and leveraging multidisciplinary capability base. Although we have entered into one partnership, we may be unable to secure additional partnerships on acceptable terms, or at all. As a result, no late stage or pivotal clinical trials for our product candidates have commenced under any partnership arrangement, and even if such trials begin in the near term, it will be several years, if ever, before any product candidate is ready for commercialization.

Even if our future partners obtain regulatory approval, our revenue will depend on the size of the approved markets, the achievement of development and commercial milestones, the level of upfront and other payments, reimbursement by third-party payors, and market acceptance and share. We may never achieve profitability.

Our ability to generate revenue and achieve profitability depends on our and our partners ability to successful development, regulatory approval, and commercialization of our product candidates, which may never occur.

We expect to continue incurring significant expenses and operating losses, including as we:

●	advance our preclinical and clinical programs;

●	continue investing in our AI-Immunology™ platform to enhance predictive capabilities and identify novel vaccines targets;

●	generate preclinical evidence to support our partnership strategy;

●	attract and retain qualified personnel;

●	make milestone or other payments under in-license agreements; and

●	maintain, protect, defend, enforce and expand our intellectual property portfolio.

Our ability to generate future revenues from our potential commercialization partnerships depends heavily on our success in:

●

Leveraging our AI-Immunology™ platform, completing research and preclinical development, and securing partnerships pharmaceutical and biotech and pharmaceutical companies to conduct clinical development, trials, regulatory approval and commercialization of our immuno-oncology and infectious disease product candidates

●	negotiating favorable terms in any future partnership agreements;

●	maintaining relationships with third-party manufacturers capable of supplying adequate quantities and qualities of products and services to support our clinical development;

●	enabling our current and future partners, if any, to obtain market acceptance and reimbursement for approved products;

●	support our partners’ commercial launches, if any;

●	responding to competitive technological and market developments;

●	implementing additional internal systems and infrastructure;

●	maintaining, defending, protecting, enforcing and expanding our intellectual property rights.

Our operating results may fluctuate significantly, making future results difficult to predict. A failure to meet expectations could cause the market price of the ADSs to decline.

Our financial condition and operating results have fluctuated in the past and will continue to vary from period to period due to numerous factors, many of which are outside our control. These factors include:

●	delays or failures in advancement of existing or future product candidates into preclinical studies or clinical trials;

●	setbacks in development of our AI-Immunology™ platform;

●	failure to secure new partnerships critical to our strategy;

●	the ability of future partners, if any, to manufacture and commercialize our product candidates;

●	our ability to manage growth effectively;

●	outcomes of research programs, preclinical studies, clinical trials, and regulatory processes conducted by us or our partners;

●	exclusivity terms and other conditions in partnership agreements;

●	obligations to fund development of our product candidates;

●	continued operating losses for the foreseeable future;

●	risks associated with international operations, including multi-site clinical trials;

●	reliance on third-party manufacturers for consistent supply of products and product candidates;

●	our ability to integrate our programs into clinical workflows and treatment regimens;

●	timely and accurate financial reporting;

●	dependence on key management and personnel;

●	our and our partners’ ability to obtain, maintain, defend and enforce our intellectual property rights and prevent infringement or misappropriation;

●	competitive advantages held by existing or potential competitors, including access to capital and critical intellectual property;

●	our ability to raise additional capital to support operations;

●	our partners’ ability to raise capital to support development and commercialization activities;

●	business interruptions, including power outages, strikes, terrorism, pandemics or natural disasters;

●	the effects of climate change on our operations;

●	geopolitical instability, including conflicts in the Ukraine and the Middle East; and

●	our ability to utilize net operating loss carryforwards.

Given these factors and others described in this Form 20-F, the financial projections included herein should not be relied upon as indicative of future performance.

We will need substantial additional financing to achieve our goals, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital could force us to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

Our operating plan may change as a result of factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, sales of assets, other collaborations and licensing arrangements, or a combination of these approaches. In any event, we will require additional funding to achieve our goals. We may seek additional capital if market conditions are favorable, if needed for continuing our operational activities or if we have specific strategic considerations. Our spending will vary based on new and ongoing development and corporate activities. Due to high uncertainty of the length of time and activities associated with discovery and development of our product candidates, we are unable to estimate the actual funds we will require for our development activities.

Our future funding requirements, both near and long term, will depend on many factors, including, without limitation:

●	the initiation, progress, timing, costs, and results of preclinical studies and clinical trials for our product candidates;

●	the results of research and our other platform activities;

●	the clinical development plans we establish for our product candidates;

●	the terms of any agreements with our future partners, if any;

●	the number and characteristics of any technology that we develop or may in-license;

●	the outcome, timing and cost of meeting regulatory requirements established by the FDA, the EMA, the TGA and other comparable regulatory authorities;

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

To date, we have financed our operations primarily through the sale of equity securities, the EIB loan and from private and governmental grants and we cannot be certain that additional funding will be available on favorable terms, or at all. Until we can generate sufficient upfront fees, milestone payments and royalty revenues from our agreements with existing and future partners, if any, to finance our operations, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, sales of assets, out-licensing arrangements, and other product development arrangements.

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

In Denmark, we have accumulated corporate tax losses carryforwards; however, we have not recognized deferred tax assets related to these losses for IFRS reporting purposes. While Danish NOLs generally do not expire, they are subject to review and possible adjustment by the Danish tax authorities. In addition, under current Danish tax laws, significant changes in our ownership structure and business could further limit the amount of NOLs that may be used to offset taxable income in any given year. We may also generate NOLs in other jurisdictions where we have subsidiaries.

We may be unable to utilize a significant portion of our NOLs or tax credits in Denmark, or other jurisdictions. Tax rules governing the timing and recognition of income and expenses are complex and subject to interpretation, and our tax position may be challenged by the tax authorities. If any such challenge is successful, our NOLs or credits could be reduced, or we could be required to pay material taxes in one or more periods. Moreover, our ability to use our NOLs and credits depends on our ability to generate taxable income. We have incurred significant losses since inception and expect to continue to incur losses for the foreseeable future, and we cannot predict if or when we will generate sufficient taxable income to utilize these carryforwards.

In addition, we will require substantial additional financing to achieve our business objectives. If we are unable to obtain such financing on acceptable terms, or at all, we may be required to delay, limit, reduce or terminate our product development programs, commercialization efforts or other operations.

We will need to develop our company, and we may encounter difficulties in managing this development, which could disrupt our operations.

As of December 31, 2025, we had 45 full-time equivalent employees. As we advance our product pipeline, partnerships and becoming a public company, we expect our operations to continue to grow. To support our growth, we will need to expand and improve our management, operational, legal, compliance, and financial systems, and hire, retain, and train additional qualified personnel. At the same time, management may need to devote significant time and attention to these efforts, which could reduce its focus on day-to-day operations.

We are a developing TechBio company pursuing multiple technologies, platforms, and product candidates across several therapeutic areas and diseases. Managing development activities across these areas requires substantial expertise, coordination, and resources. Because our resources are limited, we may not be able to effectively manage multiple development efforts at the same time or attract and retain the personnel needed to do so. If we are unsuccessful, we could experience operational errors, weaknesses in our internal infrastructure, legal or regulatory compliance issues, loss of business opportunities, employee turnover, and reduced productivity.

In addition, the requirements of being a Nasdaq-listed company, together with limited liquidity in the capital markets, may increase our costs and divert financial resources away from the development of our product candidates. If we fail to manage our growth effectively, our expenses may increase faster than expected, our ability to generate revenue could be impaired, and we may not be able to execute our business strategy. As a result, our financial performance, competitive position, and ability to develop our product candidates could be adversely affected.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

Our business exposes us to risks that may not be fully covered by insurance. We do not maintain insurance for all potential risks, and we may not be able to continue to obtain or maintain insurance on acceptable terms or with sufficient coverage. Any insurance we do carry may not be adequate to cover all losses or liabilities we may incur.

If any of our product candidates are approved for marketing, we would expect to obtain additional insurance covering commercial activities. However, such coverage may not be available in sufficient amounts or on commercially reasonable terms, or at all. If our losses exceed our insurance coverage, or if a claim is not covered, our financial condition and results of operations could be materially harmed.

We could face substantial liabilities in the event of contamination, injury, or other adverse events, including fines or damages that exceed our available resources. In addition, such events could result in the suspension of clinical trials or regulatory approvals, which could delay or prevent the development and commercialization of our product candidates.

Operating as a public company has also increased the cost of director and officer liability insurance. We may be required to accept higher premiums, reduced coverage, or lower policy limits, or we may be unable to obtain coverage on acceptable terms. As a result, it could become more difficult for us to attract and retain qualified directors and members of management.

Adverse developments affecting financial institutions, companies in the financial services industry or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Disruptions affecting banks or other financial institutions, including liquidity shortages, defaults, or failures, have in the past and could in the future cause broader market instability. Even concerns or rumors about such events could reduce confidence in the financial system and limit access to liquidity.

Although we hold our cash and cash equivalents at multiple financial institutions, our ability to access these funds could be impaired if any of those institutions experience financial distress or failure. In addition, instability in U.S. or international financial markets could make financing more difficult or expensive to obtain, including through higher interest rates, more restrictive terms, or reduced availability of credit.

If we are unable to access our cash or secure financing on acceptable terms, our ability to fund operations could be negatively affected. This could limit our ability to pay operating expenses, meet contractual obligations, or comply with applicable wage and employment laws, and could materially harm our business, financial condition, and liquidity.

Inflation could adversely affect our business and results of operations.

Rising inflation increases the cost of labor, materials, services, and other inputs needed to operate and grow our business. If we are unable to manage these higher costs or obtain needed resources on reasonable terms, our financial condition and results of operations could be adversely affected.

Inflation, geopolitical developments, and global supply chain disruptions may also contribute to economic uncertainty and higher interest rates. As a result, obtaining additional financing may become more difficult, more expensive, or more dilutive. If we are unable to effectively respond to these conditions, our financial condition, results of operations, and cash flows could be materially harmed.

Risks Related to Our Business and Industry

Our AI approach to the discovery of product candidates is novel and unproven, and we may never develop products of commercial value. If we or our future partners are unable to advance our product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

We are leveraging our AI-Immunology™ platform to create a pipeline of vaccine candidates for cancer treatment and for preventing bacterial and viral infectious patient populations that have not been adequately served by existing approaches. Together with future partners, if any, we aim to design and conduct efficient clinical trials with a potentially higher likelihood of success. We also intend to out-license identified targets or product candidates earlier in development and to partner on target discovery.

While we believe that applying our AI-Immunology™ platform may enable more efficient drug discovery process than conventional methods, our approach is both novel and unproven. As a result, the cost, timing, and likelihood of success in developing product candidates, whether by us or future partners, are highly uncertain. Our efforts may not lead to the discovery and development of commercially viable medicines.

We may also be incorrect in our understanding of how product candidates affect the diseases of our targeted patient populations, which could limit the utility or perceived utility of our approach. In addition, the number of patients who meet our defined criteria for study and treatment may be smaller than expected, which could hinder our or our partners’ ability to conduct clinical trials and reduce the potential market size for any successfully commercialized product.

Our approach may not yield the clinical benefits, development efficiencies, higher success rates, or cost reductions we anticipate. If our platform does not perform as expected, we may be unable to attract additional partners, advance new drug candidates as quickly or cost-effectively as planned, or enable our future partners to commercialize our product candidates as originally expected.

Our AI approach may fail to identify or enable the development of additional product candidates, which could materially harm our business, financial condition, results of operations, and prospects.

Drug discovery efforts using our AI platform technologies may not successfully identify compounds with commercial value or therapeutic utility. Although our AI‑Immunology™ platform may initially appear promising in identifying potential product candidates, it may ultimately fail to generate viable candidates for clinical development or commercialization for several reasons, including:

●

we may be unable to identify additional product candidates suitable for preclinical and clinical development or attractive to potential partners. If we cannot identify such candidates or secure partnerships, our ability to advance product candidates and generate future revenue could be impaired, materially harming our financial condition and adversely affecting the market price of the ADSs;

●	compounds identified through our AI-Immunology™ platform may not demonstrate adequate efficacy, safety or tolerability in preclinical studies or clinical trials;

●	potential product candidates may later be found to have harmful side effects or other characteristics that make them unlikely to receive regulatory approval or achieve market acceptance;

●	competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive;

●	a product candidate may not be manufacturable at acceptable cost, quality, or speed; or

●	we or our future partners, if any, may be unable to scale manufacturing of personalized therapies to a commercial level.

We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our AI-Immunology™ platform.

Our business depends on sophisticated computer systems and software, and many of the underlying technologies evolve rapidly. We must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There is no assurance that we will be able to develop, acquire, enhance, deploy, or integrate new technologies, that such technologies will meet our needs or achieve expected performance, or that we will do so as quickly or efficiently as our competitors. Significant technological change could render our AI-Immunology™ platform obsolete.

Our continued success depends on our ability to adapt to emerging technologies, manage and process increasing volumes of data, and improve the performance of our AI-Immunology™ platform in response to evolving patient populations. We may encounter difficulties that delay or prevent the design, development, testing, and introduction of advanced versions of our platform, which could limit our ability to identify new product candidates. Any such failures could materially adversely affect our operating results and financial condition.

Our product candidates may not function as intended, may cause undesirable side effects, or may have other properties that delay or prevent regulatory approval, limit the commercial profile of any approved product, or result in significant negative consequences following marketing approval, any of which could materially harm our business, financial condition, results of operations, and prospects.

As with most biological and vaccine products, our product candidates may cause side effects or adverse events that range in severity from mild reactions to life-threatening events or death, and in frequency from rare to common. The risk of adverse events is especially acute in the oncology, where patients often have advanced disease, compromised immune systems, and concurrent therapies. Undesirable side effects or unacceptable toxicities could cause us, our future partners, or regulatory authorities to interrupt, delay or halt clinical trials and could lead to more restrictive label or the delay or denial of regulatory approval by the regulatory authorities. Clinical trial results may also reveal side effects with unacceptable severity or prevalence.

If unacceptable side effects arise in the development of our product candidates, we, our future partners, regulatory authorities, ethics committees, the institutional review boards (IRBs), or a Data Safety Monitoring Board (DSMB) could suspend or terminate our clinical trials. Regulatory authorities may also require us or our future partners to cease clinical trials or deny approval for one or more indications. Treatment-related side effects could also impair patient recruitment, reduce patient retention, or lead to product liability claims.

Side effects may also be improperly recognized or managed by the treating medical personnel. We expect that we or our future partners may have to train clinical and commercial medical personnel to understand and manage the safety profiles of our product candidates. Inadequate training could result in patient injury or death. Any of these events could materially adversely affect our business, financial condition, results of operations, and prospects.

Monitoring the safety of patients receiving our product candidates is challenging, which could adversely affect our and our partners’ ability to obtain regulatory approval and commercialize our product candidates.

In our ongoing and planned clinical trials, we rely on academic medical centers and hospitals experienced in assessing and managing toxicities. However, these centers may still face challenges in observing patients managing adverse events, including issues related to personnel turnover, inexperience, shift changes, or limited staff coverage. Such challenges could lead to more severe or prolonged toxicities or even patient deaths, which could lead us, our future partners, or regulatory authorities to delay, suspend, or terminate one or more of our clinical trials, and could jeopardize regulatory approval. We also expect the centers administering our product candidates, if approved, may encounter similar difficulties.

Medicines used to manage adverse side effects of our product candidates may not adequately control such effects and could negatively impact treatment outcomes. The use of these medicines may increase as new physicians and centers begin administering our product candidates.

Even if our future partners advance one or more of our product candidates into late-stage clinical trials, such trials will likely involve a limited number of subjects and limited exposure periods. As a result, adverse effects may only become apparent when a significantly larger patient population is treated. Clinical trials may also be insufficient to fully assess the long-term safety of our product candidates over multiple years.

If any of our product candidates receive marketing approval and undesirable side effects are later identified, significant negative consequences could result, including:

●	regulatory authorities withdrawing approval of products derived from our product candidates;

●	required product recalls or changes to administration protocols;

●	additional restrictions on marketing or manufacturing processes;

●	mandated labeling changes, including boxed warnings or contraindications;

●	requirements to implement a Risk Evaluation and Mitigation Strategy (REMS), or provide Medication Guide;

●	product liability claims against us or our future partners;

●	reduced competitiveness of products derived from our product candidates; and

●	damage to our reputation.

Any of these events could prevent our future partners from achieving or maintaining market acceptance of the particular product candidate, even if approved, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business. In addition, if one or more of our product candidates generally prove to be unsafe, our AI platform technologies and product pipeline could be affected, which would have a material adverse effect on our business, financial condition, results of operations and prospects.

Preclinical development is inherently uncertain, and our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our partners’ ability to obtain regulatory approvals or commercialize these programs and could materially harm our business, financial condition, results of operations and prospects.

A portion of our pipeline remains in preclinical development, and these programs may be delayed or may not progress into the clinic. We intend to out-license targets identify and preclinical programs to future partners, however due to our financial position and challenging capital market conditions, we may have to earlier out-license targets and programs to future partners than we otherwise would have done, if we had funds to mature them further. We may be unable to enter into any such out-licensing arrangements for current or future targets, which could prevent us from advancing these programs in a timely manner or at all. We may also be unable to identify new targets, and even if we do, we may not be able to secure out-licensing arrangements for them, limiting our ability to develop these programs.

Before we or our future partners, if any, can initiate clinical trials, extensive preclinical studies must be completed, including IND-enabling Good Laboratory Practice toxicology studies to support planned IND submission with regulatory authorities. We or our future partners must also complete substantial chemistry, manufacturing, and controls (CMC) work, such as generating yield, purity and stability data, to support these filings. CMC activities for new categories of medicines require complex manufacturing processes and analytical development, which are uncertain and lengthy. We have previously encountered challenges scaling up our manufacturing, and similar issues may arise in the future.

We or our future partners, if any, may also face difficulties identifying appropriate buffers and storage conditions to ensure adequate shelf life for preclinical or clinical batches. If new batches must be produced due to insufficient shelf life, the commencement or completion of preclinical studies or clinical trials may be delayed.

We cannot predict the timing or outcome of our preclinical studies, nor can we be certain that the regulatory authorities will accept the results of these studies or our proposed clinical development plans. As a result, we may be unable to submit INDs or similar applications on the expected timelines, if at all, and submission of such applications may not result in authorization to begin clinical trials.

Conducting research, clinical trials, and commercializing our product candidates internationally exposes us to significant risks that could materially harm our business, financial condition, results of operations, and prospects.

We expect that, if approved, our product candidates will be commercialized globally by future partners. Operating across multiple jurisdictions subjects us and our future partners to numerous additional risks, including:

●	Regulatory complexity, including differing requirements for clinical trials, marketing approvals, data privacy, and the use of artificial intelligence;

●	Trade and economic risks, such as changes in tariffs, trade barriers, price and exchange controls, and other regulatory requirements;

●	Logistical challenges in manufacturing, storing, and shipping product candidates across borders;

●	Import/export restrictions and compliance with customs regulations;

●	Macroeconomic and political instability, including inflation, recessions, and regional conflicts;

●	Compliance obligations under tax, employment, immigration, and labor laws for employees working internationally;

●	Taxation risks, including payroll withholding and other local tax obligations;

●	Currency fluctuations, which may increase operating costs and reduce revenues;

●	Operational difficulties, including staffing and managing foreign operations and addressing labor unrest in certain jurisdictions;

●	Reimbursement and pricing variability, including differing payor systems, governmental price controls, and patient self-pay regimes;

●	Anti-corruption and compliance exposure, including potential liability under the U.S. Foreign Corrupt Practices Act and similar laws in Denmark, Australia, and other jurisdictions;

●	Intellectual property enforcement challenges, particularly in countries with weaker IP protections;

●	Supply chain vulnerabilities, including raw material shortages or disruptions in manufacturing capabilities abroad; and

●	Business interruptions from geopolitical events (such as the Russia-Ukraine war and the Israel-Gaza conflict), climate change, natural disasters, cybersecurity attacks, and pandemics.

These and other risks associated with our international operations and collaborations may materially impair our ability to achieve or maintain profitable operations.

Interim, preliminary, or top-line data from studies or those of our future partners, may differ materially from final results, which could adversely affect our business, financial condition, results of operations, and prospects.

From time to time, we or our future partners may announce interim, preliminary, or top-line data from preclinical studies or clinical trials. These data are subject to significant risks and uncertainties, including:

●	Incomplete datasets: Interim results may change materially as additional data become available or as patient enrollment continues.
●	Assumptions and estimates: Analyses often rely on assumptions, estimations, and calculations that may later prove inaccurate once full data are reviewed.
●	Audit and verification: Preliminary data remains subject to audit and verification procedures, which may result in material differences from previously reported figures.
●	Regulatory interpretation: Authorities may interpret data differently or disagree with our analyses, potentially affecting approvability or commercialization.
●

Disclosure limitations: Public disclosures typically summarize extensive datasets. Information we deem immaterial or appropriate to omit may later be viewed as significant by investors, regulators, or other stakeholders.

Consequently, interim or preliminary data should be interpreted with caution until final, verified results are available. If top-line data differs from actual outcomes, or if regulators or others disagree with our conclusions, our ability to obtain approvals and commercialize product candidates could be materially harmed.

Results of preclinical studies and clinical trials may not predict outcomes in later trials, which could delay or prevent regulatory approval of our product candidates.

Positive results in preclinical studies and early clinical trials do not guarantee success in subsequent trials. Many biotechnology and pharmaceutical companies have experienced significant setbacks in later-stage trials despite encouraging early data, often due to unforeseen safety or efficacy issues, including previously unreported adverse events. We and our future partners, if any, may encounter similar challenges.

Our preclinical studies may not accurately predict human responses. Product candidates may exhibit different chemical, biological and pharmacological properties in patients than in preclinical models or interact with human biological systems in unexpected or harmful ways. Even after advancing through early trials, candidates may fail to demonstrate the desired safety or efficacy in later stages. Consequently, even if we complete clinical trials, results may be insufficient to obtain regulatory approval.

Our clinical trials may identify significant adverse events or an unfavorable safety profile, which could delay or terminate development, prevent regulatory approval, or limit market acceptance of our product candidates.

Clinical development of medicines is characterized by a high rate of attrition. Product candidates often fail to demonstrate acceptable safety or efficacy in later-stage trials despite promising early results. Many biopharmaceutical companies have experienced setbacks due to lack of efficacy or unacceptable safety profiles, and we or our future partners may face similar challenges. Most product candidates that enter clinical trials are never approved, and there is no assurance that any of our current or future trials will succeed or support further development.

Some of our product candidates may require co-administered with other investigational or approved therapies, which could introduce additional, unpredictable side effects. If significant adverse events occur, we or our future partners may face difficulties recruiting or retaining trial participants, may be required to suspend or terminate trials, or may abandon development of one or more candidates. Regulatory authorities, ethics committees, or institutional review boards may impose clinical holds or terminate trials at any time if they believe participants face unacceptable risks.

Even if adverse events do not preclude marketing approval, an unfavorable benefit-risk profile could limit physician adoption and patient acceptance compared to alternative therapies. Any of these developments could materially harm our business, financial condition, results of operations, and prospects.

We and/or our future partners may be unable to develop or obtain approval for companion diagnostics required for certain product candidates, which could delay or prevent their commercialization.

Some of our product candidates may require companion diagnostic tools to identify appropriate patients. Regulatory authorities generally require approval or clearance of a companion diagnostic concurrently with approval of the therapeutic product. For certain indications, companion diagnostics often undergo rigorous premarket approval processes, which can take several years. Similarly, in many jurisdictions, companion diagnostics must meet specific technical and safety requirements and undergo lengthy conformity assessments before they can be marketed.

For personalized immunotherapies, regulators may require development and approval of a companion diagnostic as a condition of product approval. Additional approvals may also be required for use of the same diagnostic with other therapeutic candidates. We have limited experience in developing or commercializing companion diagnostics and expect to rely heavily on third parties for these activities. Companion diagnostics are regulated as medical devices and require separate regulatory approvals prior to use with our therapies.

If we or our partners fail to develop or obtain timely approval of required companion diagnostics, or experience delays in doing so, we may be unable to identify appropriate patients for clinical trials or commercialization. This could require additional investment, delay clinical development, and materially impact our ability to obtain regulatory approval for affected product candidates.

Regulatory authorities may not consider the endpoints of our clinical trials to provide clinically meaningful results, which could delay or prevent approval of our product candidates.

For certain diseases we may target, there are few or no approved pharmacologic therapies, and limited precedent for clinical trial design. Developing therapies for these indications may require novel endpoints, which could increase trial complexity, duration, and cost. Even if we achieve pre-specified endpoints, regulators may determine that these endpoints are not sufficiently validated or clinically meaningful. Furthermore, trial results may be unpredictable or inconsistent with traditional efficacy measures, and regulators may give overriding weight to secondary endpoints or safety considerations, even where primary endpoints are met.

Regulatory authorities also assess benefit-risk profiles and may conclude that efficacy results do not outweigh safety concerns. Any such determination could delay, limit, or prevent approval of our product candidates and materially harm our business, financial condition, results of operations, and prospects.

Regulatory authorities may disagree with our and/or our future partners’ regulatory and development plans or fail to approve of our product candidates, which could delay or prevent commercialization.

Even if clinical trial results appear compelling, there is no assurance that our regulatory strategy will be accepted or that our submissions will be sufficient to obtain approval in any jurisdiction. Regulatory authorities may require additional studies, impose conditions such as post-marketing commitments, or change approval standards over time, particularly if new therapies become available for the same indications.

Our product candidates could fail to receive regulatory approval for many reasons, including:

●	Regulatory authorities may disagree with the design, conduct, or interpretation of our clinical trials;
●	We may be unable to demonstrate that our product candidates are safe and effective for their intended indications;
●	Clinical trial results may not meet required statistical significance or may be impacted by patient population heterogeneity;
●	We may be unable to show that the benefits of our product candidates outweigh their risks;
●	Data from preclinical or clinical studies may be deemed insufficient to support approval;
●	Manufacturing facilities used by us or our partners may fail to meet regulatory standards; and
●	Approval policies or regulations may change in ways that render our data inadequate.

Even if accelerated or conditional approval is granted, regulators may require post-marketing studies to confirm clinical benefit and may withdraw approval if these studies fail. Any of these outcomes could materially harm our business, financial condition, results of operations, and prospects.

We and/or our future partners may not be able to initiate additional clinical trials on expected timelines, and regulatory authorities may not permit us or our future partners to proceed.

The timing of new clinical trials depends on successful completion of preclinical, clinical, and manufacturing activities. We cannot assure that applications to commence trials will be accepted by regulatory authorities or that trials will begin as planned. Even if regulators initially agree with our trial design, they may later impose changes or additional requirements. Furthermore, issues may arise during trial conduct that result in suspension or termination.

Any delays or inability to obtain authorization to initiate trials could increase development costs, postpone regulatory submissions, and materially impact our ability to advance product candidates.

We and/or our future partners if any, may be unable to obtain orphan drug designation or the associated benefits, including market exclusivity, which could reduce potential revenue.

We may seek orphan drug designation for certain product candidates in various jurisdictions. Orphan designation can provide benefits such as financial incentives, fee reductions, and periods of market exclusivity following approval. However, these benefits are subject to strict eligibility criteria and may be lost or limited under certain circumstances.

Even if we obtain orphan designation, exclusivity may not prevent competition. Different drugs with distinct active ingredients may be approved for the same condition, and regulators may allow competing products if they are deemed clinically superior or if supply of the original product is insufficient. Orphan designation does not shorten development timelines, accelerate regulatory review, or guarantee approval. Additionally, regulators may revoke designation if they determine that the original request was materially defective.

There is no assurance that we will obtain orphan drug designation for any product candidate, or that we will maintain the associated benefits. Loss or failure to secure these benefits could materially impact our ability to compete and reduce potential revenue.

We and/or our future partners may seek breakthrough therapy or fast-track designation for certain product candidates, but may not obtain them, and even if granted, such designations may not accelerate development or approval or increase the likelihood of marketing authorization.

In some jurisdictions, expedited pathways such as breakthrough therapy, fast-track, or conditional approval may be available for products intended to treat serious or life-threatening conditions and address significant unmet medical needs. These designations can provide opportunities for enhanced regulatory interaction and, in some cases, eligibility for priority review. However, such designations are granted at the discretion of regulatory authorities, and there is no guarantee that any of our product candidates will qualify.

Even if granted, expedited designations do not guarantee faster development, shorter review timelines, or ultimate approval. Regulators may later determine that a product no longer meets the criteria for designation or may withdraw the designation. Expedited pathways also do not eliminate the need to demonstrate safety, efficacy, and quality to regulatory standards.

Failure to obtain or maintain these designations, or to realize their intended benefits, could delay development and approval of our product candidates and materially impact our business, financial condition, results of operations, and prospects.

In January 2023, we received Fast Track Designation for our EVX-01 product candidate, to be used in combination with pembrolizumab (KEYTRUDA) for the treatment of patients with unresectable melanoma. Even though we have received this Fast Track Designation and even if we receive Fast Track Designation, for any of our other product candidates, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track Designation alone does not guarantee qualification for the FDA’s priority review procedures.

We expect some of the product candidates will be regulated as biologics in the United States and elsewhere and therefore may face competition from biosimilars sooner than expected.

The Patient Protection and Affordable Care Act (ACA), as amended by the Health Care and Education Reconciliation Act of 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (BPCIA), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the other company’s product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation and meaning are subject to uncertainty.

We believe that any of our product candidates approved as a biological product under a BLA should qualify for a 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

We and/or our future partners, may be unable to obtain regulatory approval for our product candidates in international markets, and delay or denial could materially harm our business, financial condition, results of operations, and prospects.

Approval in one jurisdiction does not guarantee approval elsewhere. To market our product candidates internationally, we must comply with varying regulatory requirements in each country, which often involve additional testing, validation, and administrative review. Clinical trials conducted in one jurisdiction may not be accepted by regulators in others, and approval processes can differ significantly, creating uncertainty and potential delays.

Seeking approval in multiple jurisdictions may require additional preclinical or clinical studies, increasing cost and timelines. We have no product candidates approved in any market and limited experience securing approvals internationally. Failure to obtain and maintain regulatory approvals, or delays in doing so, would reduce our target market and prevent us from realizing the full commercial potential of our products.

Even if our product candidates receive regulatory approval, they will remain subject to ongoing regulatory obligations and continued review, which may result in significant additional costs, restrictions, or penalties.

Regulatory approval does not eliminate ongoing compliance requirements. Authorities may impose restrictions on indications, marketing, or require costly post-approval studies and surveillance. We or future partners must monitor and report adverse events, maintain product specifications, and obtain approval for certain changes to labeling, manufacturing processes, or distribution. Promotional activities are also subject to strict regulation.

Failure to comply with these requirements could result in severe consequences, including:

●	Warning letters or enforcement actions;
●	Civil or criminal penalties and monetary fines;
●	Suspension or withdrawal of approvals or licenses;
●	Clinical trial holds or terminations;
●	Refusal to approve pending applications or supplements;
●	Product seizures or recalls; and
●	Restrictions on entering supply or government contracts.

Any investigation or enforcement action could require significant resources and harm our reputation, limiting potential commercialization and revenue generation.

If our products cause serious adverse events, undesirable side effects, or unexpected characteristics, trials may be delayed, suspended, or terminated. Even if unrelated to the product, such events could impair patient recruitment and completion of trials. Regulators may require us to cease development or deny approval if safety concerns cannot be resolved. Post-approval, authorities may mandate risk management programs, such as controlled distribution systems, extensive monitoring, or patient education measures, which could increase costs and complexity.

If new safety issues emerge after approval, regulators may:

●	Suspend or withdraw approvals;
●	Require additional warnings or labeling changes;
●	Mandate new clinical trials or changes in administration;
●	Impose recalls or distribution restrictions; or
●	Trigger litigation and reputational harm.

Manufacturing facilities also remain subject to ongoing inspections and compliance with good manufacturing practices. Previously unknown product or facility issues could lead to recalls, production halts, or other restrictions.

Any of these developments could materially harm our business, financial condition, results of operations, and prospects.

If we and/or our future partners, are unable to discover, develop, and commercialize additional product candidates beyond our current portfolio, our ability to expand our business and achieve our strategic objectives will be limited.

A key element of our strategy is to discover and, through partners, develop and commercialize new product candidates across multiple therapeutic areas. We plan to leverage our AI-Immunology™ platform to engage in drug and target discovery efforts, exploring potential collaborations for the development of new product candidates, and potentially in-licensing delivery technologies. We may also out-license potential new product candidates to future partners, if any, that have their own delivery technology. Furthermore, we may enter co-development or other partnership arrangements based on our AI-Immunology™ platform without preclinical or clinical studies including but not limited to responder models.

Identifying new product candidates requires substantial technical, financial and human resources, and there is no assurance they will succeed. Even if we identify product candidates, we or our partners may fail to develop and commercialize them for reasons including:

●	Our platform may not successfully identify viable candidates;
●	Competing technologies may render our candidates obsolete;
●	Candidates may be subject to third-party intellectual property rights;
●	Further studies may reveal safety concerns or lack of efficacy;
●	Manufacturing challenges may prevent production at scale or acceptable cost; and
●	Approved products may fail to gain acceptance among patients, clinicians, or payors.

If we are unsuccessful in discovering, developing and, through our future partners, commercializing additional products, our potential for growth may be impaired.

Government funding constraints or disruption affecting regulatory authorities could delay product development, review, and approval, materially impacting our business.

The ability of regulatory authorities to review and approve new products depends on adequate funding, staffing, and operational stability. Budget reductions, inability to retain personnel, policy changes, or failure to collect user fees can slow review timelines. Political processes governing agency funding are inherently unpredictable, and disruptions, such as government shutdowns or organizational changes, may impair normal regulatory functions.

Such disruptions could delay the initiation or completion of clinical trials, review of applications, or approval of new products. They may also affect agencies that fund research or regulate public markets, limiting our ability to raise capital. Any prolonged inability of regulatory authorities to perform their functions could significantly delay development and commercialization of our product candidates, adversely affecting our business, financial condition, results of operations, and prospects.

Future pandemics, epidemics, or outbreaks of infectious disease could materially disrupt our operations and adversely affect our business.

Our business depends on uninterrupted clinical development, manufacturing, and supply chain activities, many of which rely on third parties such as CDMOs, CROs, shippers, and other vendors. A future pandemic or similar public health crisis could significantly disrupt these operations, leading to delays in clinical trials, interruptions in manufacturing, and increased costs.

Potential impacts include:

●	Delays or interruptions in clinical trial activities, including site initiation, patient recruitment, enrollment, monitoring, and data collection;
●	Pauses in patient dosing or trial enrollment due to health concerns or resource constraints;
●	Disruptions in global supply chains, including shortages of raw materials, shipping delays, and increased costs;
●	Reduced availability of manufacturing slots or critical components due to competing demand for healthcare products;
●	Staffing shortages among our employees or third-party service providers due to illness or restrictions;
●	Increased cybersecurity risks and communication challenges from remote work arrangements;
●	Regulatory delays caused by reduced agency operations or prioritization of emergency approvals.

These disruptions could result in missed development timelines, increased expenses, and inability to meet strategic objectives. Any prolonged impact could materially harm our business, financial condition, results of operations, and prospects.

Russia’s invasion of Ukraine and ancillary developments may have an adverse effect on our business.

The ongoing conflict in Ukraine and related geopolitical tensions have created global security and economic uncertainty, which may result in supply chain disruptions, increased costs, and delays in research and clinical trial activities. We rely on global networks of contract research organizations and clinical trial sites for patient enrollment and study execution. Any interruption in these activities could require us to seek alternative suppliers or trial sites at additional expense and delay development timelines.

In addition, geopolitical instability has contributed to volatility in global financial markets, which may impair our ability to raise capital on favorable terms or at all. Prolonged or escalating conflicts could further disrupt operations, increase costs, and materially harm our business, financial condition, results of operations, and prospects.

Global and regional economic, political, health, climate, and other conditions could adversely affect our business.

Our operations and financial performance may be negatively impacted by global or regional instability, including armed conflicts, terrorism, civil unrest, trade disputes, pandemics, natural disasters, cybersecurity threats, and climate-related events. Such disruptions can lead to volatility in financial markets, supply chain interruptions, and increased costs.

Potential impacts include:

●	Delays in clinical trial enrollment, site availability, and patient access;
●	Interruptions in manufacturing and supply chain activities;
●	Temporary closures of facilities operated by us or our suppliers;
●	Trade restrictions, tariffs, sanctions, or export controls affecting critical materials or technologies;
●	Increased difficulty in raising capital on acceptable terms;
●	Regulatory delays or changes in approval timelines.

Events such as geopolitical conflicts, global health crises, and climate-related disasters are inherently unpredictable, and we cannot anticipate all potential consequences. Any of these developments could materially harm our business, financial condition, results of operations, and prospects.

Risks Related to the Manufacturing of Our Product Candidates and Future Pipeline

We and/or our future partners, may encounter significant challenges in manufacturing, product release, shelf life, testing, storage, supply chain management, or shipping. Any such difficulties, whether experienced by us, our partners, or third-party manufactures, could delay the supply of materials for clinical trials or approved products.

Early-stage development involves limited product knowledge, and our personalized immunotherapies and novel delivery technologies present unique complexities. Potential risks include:

●	Difficulties scaling production, equipment failures, or raw material quality issues;
●	Insufficient product stability or shelf life, requiring reformulation or resupply for clinical trials;
●	On-demand manufacturing challenges for personalized therapies, impacting timely supply;
●	Process changes during development that affect product specifications or stability, leading to lot failures and trial delays;
●	Cross-contamination risks in multi-product facilities or during pharmacy preparation;
●	Contaminated or adulterated raw materials and consumables;
●	Dependence on novel raw materials or excipients that may not scale for commercial supply, creating shortages or failures;
●	Single-source supply risks for critical components;
●	Manufacturing disruptions due to resource constraints, labor disputes, supply chain interruptions, geopolitical instability, climate-related events, or pandemics.

Continuous process improvements may require extended stability testing, delaying trials. Transportation conditions could also compromise product quality, necessitating formulation changes and adding cost and complexity. Custom or novel manufacturing equipment introduces additional risk of malfunction or performance issues.

Any of these factors could result in delays, increased costs, wasted inventory, or inability to meet clinical and commercial supply requirements, materially harming our business, financial condition, results of operations, and prospects.

We expect to rely on external manufacturers, and any inability to produce sufficient quantities or comply with regulatory requirements could materially harm our business.

Manufacturing is critical for all of our product candidates and must comply with current good manufacturing practices (cGMP) and other regulatory standards. We expect to rely on external contract development and manufacturing organizations (CDMOs) and potentially future partners for production. For personalized immunotherapies, advance stockpiling is not feasible, making timely and reliable manufacturing essential.

If our CDMOs or partners experience difficulties—such as issues with product release, stability, testing, storage, supply chain management, or shipping—our clinical programs could be delayed or suspended, and we may incur significant costs to resolve these problems. Facilities used by CDMOs and partners are subject to regulatory inspections and must meet strict compliance standards. Failure to meet these requirements could result in enforcement actions, withdrawal of approvals, or the need to secure alternative manufacturing arrangements, which would be costly and time-consuming.

Additional risks include resource constraints, labor disputes, cybersecurity breaches, climate-related disruptions, and geopolitical instability. Any such event could jeopardize our ability to supply products for clinical trials or commercial use, materially impacting our business, financial condition, results of operations, and prospects.

We face regulatory and operational risks related to physical and digital infrastructure at manufacturing facilities operated by external service providers or future partners.

We expect to rely on CDMOs and potentially future partners for manufacturing, some of which may use highly digitized systems to improve efficiency. While beneficial, these systems introduce additional risks, including equipment malfunctions, system incompatibility, and cybersecurity breaches. Any such failure could disrupt manufacturing operations, delay supply of drug substances or products, and require costly remediation or transition to alternative facilities.

As our development and commercial needs grow, we may need to establish additional manufacturing capabilities or expand to new locations. This expansion could lead to regulatory delays and require significant investment in construction, personnel recruitment, and infrastructure upgrades. Changes in manufacturing processes may also necessitate modifications to facilities, adding further cost and complexity.

Any disruption in manufacturing capacity—whether due to infrastructure failures, regulatory delays, or operational challenges—could materially harm our ability to develop, produce, and commercialize our product candidates, adversely affecting our business, financial condition, results of operations, and prospects.

Our product candidates depend on the availability of key raw materials, which may not be obtainable on acceptable terms or at all.

Certain product candidates require specialized raw materials, some of which are produced by small suppliers with limited resources and experience supporting commercial-scale operations. These suppliers may be unable to consistently meet our specifications or respond effectively to unexpected events such as contamination or regulatory inspections. We often do not have long-term contracts with all suppliers, and we may be unable to secure such agreements on favorable terms or at all.

In addition, some raw materials are sourced from a single supplier or a small number of suppliers. These suppliers may cease operations, be acquired by competitors, or otherwise become unavailable. Transitioning to new suppliers can involve lengthy lead times, qualification processes, and additional costs, which could delay manufacturing and clinical development. Supply shortages or failures could negatively impact production yields, increase expenses, and materially harm our ability to meet development timelines or commercial demand.

Our product candidates are sensitive to shipping and storage conditions and may be subject to loss or damage.

Our product candidates require strict temperature control and handling during storage and transportation. Any deviation from required conditions could compromise product integrity, leading to loss of material or delays in clinical or commercial supply. These risks may result in increased costs, interruptions in development timelines, and could materially impact our ability to deliver product candidates for trials or approved use.

We are subject to extensive regulatory oversight for manufacturing and reliance on the manufacturing facilities of CDMOs or future partners introduces significant risks if they do not meet regulatory requirements.

All manufacturing for our product candidates, whether for clinical trials or commercial sale, is subject to stringent regulatory requirements, including current good manufacturing practices (cGMP). We do not operate our own manufacturing facilities and rely on CDMOs or future partners to produce our product candidates. These facilities must meet regulatory standards and are subject to inspection at any time. Failure to comply with cGMP or other applicable requirements could result in delays, increased costs, or inability to supply product.

Poor control of manufacturing processes can lead to quality failures, impacting supply and delaying clinical timelines. Risks include:

●	Critical deviations in manufacturing processes;
●	Facility or equipment failures;
●	Product or facility contamination;
●	Ineffective change management for processes or equipment;
●	Raw material failures due to supplier non-compliance;
●	Inadequate corrective or preventive actions; and
●	Defective components or consumables.

Regulatory authorities may require extensive documentation and conduct inspections before approving clinical trials or marketing applications. Deficient inspection outcomes could delay development or commercialization. Even if approvals are granted, there is no assurance that CDMOs or future partners can consistently produce to required specifications or scale production to meet demand. Lot failures or product recalls could necessitate additional trials, increase costs, and delay launches.

Further risks include shortages of qualified personnel, operational errors, or intentional misconduct by employees or contractors. CDMOs may also face regulatory issues unrelated to our products, which could affect their ability to supply us. Non-compliance could result in sanctions, including clinical holds, fines, injunctions, license revocations, product seizures, recalls, and criminal penalties.

Our reliance on third parties for manufacturing and raw materials may adversely affect our ability to conduct clinical trials, secure approvals, and commercialize products on a timely and competitive basis, materially harming our business, financial condition, results of operations, and prospects.

Risks Related to the Commercialization of Our Pipeline

We rely on future partners to further develop our product candidates in late-stage clinical trials and to commercialize our product candidates. Successful commercialization depends on the extent to which governmental authorities, private health insurers and other third-party payors provide coverage and adequate reimbursement levels and implement pricing policies favorable for our product candidates.

We expect to rely on future partners to complete late-stage development and commercialize our product candidates, if approved. The success of commercialization will depend significantly on whether government authorities, private insurers, and other third-party payors provide coverage and adequate reimbursement at levels that make our products accessible and commercially viable. Failure to secure favorable coverage or reimbursement could limit market adoption and materially reduce potential revenue.

Pricing and reimbursement for innovative therapies, including personalized and genetic medicines, are highly uncertain. Many jurisdictions require formal pricing and reimbursement approvals, which may occur after marketing authorization and can involve lengthy delays or result in prices that are not commercially attractive. In some countries, governments impose strict price controls or implement cost-containment measures that reduce reimbursement levels. Increasing global efforts to curb healthcare costs, through legislation, importation initiatives, bulk purchasing, and transparency requirements, may further limit pricing flexibility.

Even where coverage is granted, reimbursement levels may not allow partners to achieve sufficient returns on investment. Additionally, evolving healthcare policies, managed care trends, and legislative changes may increase pricing pressure and create barriers to market entry for new products.

Any inability to obtain or maintain adequate reimbursement or pricing approvals could significantly impair commercialization efforts, reduce revenue potential, and materially harm our business, financial condition, and prospects.

We face significant competition in an environment of rapid technological and scientific change, and our failure to effectively compete would prevent us from achieving our goals. Most of our competitors have significantly greater resources than we do, and we may not be able to compete successfully.

The pharmaceutical and biotechnology markets are intensely competitive and subject to rapid technological change. Numerous companies, academic institutions, and research organizations are developing products for the same indications we target. Many competitors have:

●	Greater financial, technical, and human resources;
●	More extensive experience in clinical development, regulatory approvals, manufacturing, and commercialization;
●	Established products or candidates in late-stage development; and
●	Strategic collaborations with leading companies and institutions.

Our product candidates may face competition from approved therapies and new entrants that could be more effective, safer, less expensive, or better marketed. Large pharmaceutical companies and specialized immunotherapy firms, many with significant resources and partnerships, represent formidable competitors.

If our product candidates are approved, competition will depend on factors such as safety, efficacy, ease of administration, pricing, reimbursement, manufacturing capacity, and intellectual property protection. Competitors may develop superior products or secure advantageous collaborations, making our products obsolete or noncompetitive before we recover development costs.

Failure to compete effectively could materially harm our business, financial condition, results of operations, and prospects.

Market opportunities for certain of our product candidates may be limited due to the rarity of the disease or limited to those patients who are ineligible for or have failed prior treatments and may be small. Therefore, we must be able to successfully identify trial participants and achieve a significant market share to maintain profitability and growth.

The FDA often approves new cancer immunotherapies initially only for use by patients with relapsed or refractory advanced cancer, or new bacterial vaccines initially only for use by patients with certain advanced diseases. We expect our future partners will initially seek approval of certain of our product candidates in this context. Subsequently, we would expect our future partners, to seek approval in earlier lines of treatment and potentially as a first-line therapy, but there is no guarantee that our product candidates, even if approved, would be approved for earlier lines of therapy. Prior to any such approvals, we and our future partners, may have to conduct additional clinical trials. In the future, we may also develop product candidates for the treatment of rare diseases.

Our estimates of disease prevalence may prove inaccurate, and the actual number of eligible patients may be lower than expected. Even if approved products achieve meaningful market share, limited patient populations may prevent us from reaching profitability without securing approvals for additional indications.

We do not intend to establish a marketing and sales organization and as a company, we have no marketing, sales, or distribution capabilities. We expect to rely on future partners and other third parties, which may not successfully commercialize our product candidates.

We currently have no sales, marketing, or distribution infrastructure and have not designed our preclinical studies or clinical trials with commercialization considerations in mind. We do not intend to establish an internal marketing or sales organization and have no experience in marketing pharmaceutical products. If any of our product candidates are approved, we expect to rely on future partners and other third parties to commercialize them in the United States, Europe, and other jurisdictions.

Our ability to generate revenue will depend on the success of these third parties. We may be unable to enter into collaboration or distribution agreements on favorable terms, or at all. Even if we secure such arrangements, our partners may not commit sufficient resources to effectively market and sell our products. As a result, product sales may not reach levels necessary to sustain our business.

We will compete against companies with established and well-funded marketing and sales operations. Without the support of capable third parties, we may be unable to compete successfully, which could materially and adversely affect our business, financial condition, and results of operations.

Our future profitability depends on the ability of our future partners to successfully commercialize products globally, which exposes us to additional risks and uncertainties.

If any of our product candidates are approved, our future profitability will depend in part on the ability of our future partners to penetrate markets worldwide. Commercialization in international markets involves significant risks and uncertainties, including:

●	obtaining marketing authorizations from regulatory authorities in each country;
●	complying with complex and evolving regulatory, tax, accounting, labor, and other legal requirements;
●	reduced protection for intellectual property rights;
●	differing medical practices and market acceptance;
●	import and export licensing requirements;
●	governmental controls, trade restrictions, or changes in tariffs;
●	economic weakness, inflation, or political instability in certain regions;
●	production shortages due to disruptions in raw material supply or manufacturing capabilities;
●	longer accounts receivable collection periods and shipping lead times;
●	language and cultural barriers;
●	foreign currency exchange rate fluctuations;
●	varying reimbursement, pricing, and insurance regimes; and
●	interpretation of contractual provisions under local laws in the event of disputes.

Our future partners may have limited experience managing these challenges. Failure to effectively address these risks could limit or prevent market penetration of any products developed using our technologies, materially reducing their commercial potential and our revenues.

Even if our future partners obtain regulatory approval, our products may not achieve market acceptance, which would limit commercial success.

Even if our future partners obtain regulatory approval for our product candidates, the resulting products may not gain sufficient acceptance among physicians, patients, hospitals, cancer treatment centers, and other members of the medical community to achieve commercial success. Market acceptance will depend on the medical community, patients, and third-party or governmental payors recognizing immunotherapies, including any prophylactic vaccines we may develop, as medically useful, cost-effective, and safe. Ethical, social, or legal concerns regarding genetic research could also lead to additional regulations that restrict or prohibit certain products or processes we use.

The degree of market acceptance of any approved products will depend on numerous factors, including:

●	perceived efficacy and advantages over alternative treatments;
●	ability to offer competitive pricing;
●	prevalence and severity of side effects, including limitations or warnings in approved labeling;
●	adverse effects associated with checkpoint inhibitors or other combination therapies;
●	convenience and ease of administration;
●	restrictions on use with other medications;
●	willingness of patients to try new therapies and physicians to prescribe them;
●	strength of marketing and distribution support and timing of competitive product launches;
●	publicity regarding our products or competing treatments; and
●	adequacy of third-party insurance coverage or reimbursement and patients’ willingness to pay out-of-pocket.

Even if a product demonstrates favorable efficacy and safety in clinical trials, actual market acceptance will not be known until after launch. Efforts by us or our future partners to educate physicians, payors, and patients may require significant resources and may not succeed, particularly given the complexity and novelty of our programs compared to conventional technologies.

Commercial success also depends on adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, and access to managed care organizations. Healthcare reform measures or other cost-containment initiatives could reduce reimbursement levels or require additional post-marketing studies to demonstrate cost-effectiveness, increasing costs and diverting resources. If adequate coverage and reimbursement are not available, market acceptance and commercial success would be adversely affected.

In addition, any approved products will be subject to ongoing regulatory obligations, including submission of safety and other post-marketing reports, and compliance with current good manufacturing practices (cGMP) and good clinical practices (GCP) for any post-approval trials. Previously unknown safety issues, such as unexpected adverse events, could arise post-approval. Compliance with these requirements is costly, and any failure to comply or identification of new safety concerns could materially harm our business, financial condition, and results of operations.

Coverage and reimbursement may be limited or unavailable, which could adversely affect the commercial viability of our product candidates.

The commercial success of any product candidates that receive regulatory approval will depend significantly on the availability of coverage and adequate reimbursement from third-party payors, including government healthcare programs such as Medicare and Medicaid, managed care organizations, and commercial insurers. There is substantial uncertainty regarding the coverage and reimbursement status of any approved products, particularly because our product candidates represent novel approaches to cancer treatment and infectious disease prevention. As a result, we cannot accurately predict potential revenue from any approved products.

Patients typically rely on third-party payors to cover all or part of the costs of treatment. Obtaining coverage and reimbursement is critical to market acceptance and is often a time-consuming and costly process. Third-party payors determine coverage and reimbursement based on factors such as whether the product is:

●	a covered benefit under the health plan;
●	safe, effective, and medically necessary;
●	appropriate for the specific patient;
●	cost-effective; and
●	not considered experimental or investigational.

Even if coverage is obtained, reimbursement rates may be insufficient to enable hospitals or physicians to adopt the product, or may require patient co-payments that are prohibitively high. In some cases, separate reimbursement for the product may not be available, and providers may only be reimbursed for the procedure in which the product is used. Additionally, revisions to reimbursement systems, such as changes to the Medicare Physician Fee Schedule or Outpatient Prospective Payment System, could reduce payments and negatively impact private payor rates, further limiting adoption.

Coverage and reimbursement policies vary widely among markets and payors, and favorable coverage by one payor does not guarantee similar decisions by others. In international markets, pricing of biologics is often subject to governmental control, and negotiations can be lengthy. Some jurisdictions require cost-effectiveness studies comparing new products to existing therapies, while others impose profit controls or allow cross-border imports from lower-priced markets, exerting downward pressure on pricing. These factors create significant barriers to market entry and may delay or limit commercialization.

We expect downward pressure on pharmaceutical pricing and reimbursement to continue globally. Coverage policies and reimbursement rates may change at any time, and even if favorable terms are initially obtained, they may be reduced in the future. If adequate coverage and reimbursement are not available, or if pricing restrictions significantly limit profitability, the marketability and commercial success of any approved products would be materially and adversely affected.

Healthcare reform and other legislative changes may increase the cost and complexity of obtaining marketing approval and commercializing our product candidates, and may impose pricing and reimbursement limitations.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay marketing approval of our product candidates, restrict post-approval activities, and adversely impact our ability to profitably commercialize any approved products. These measures may also affect the prices we or our future partners, if any, can charge.

In the United States, there has been increasing legislative and enforcement focus on drug pricing, particularly for specialty pharmaceuticals. Recent congressional inquiries and legislative proposals have sought to increase pricing transparency, reduce prescription drug costs, review manufacturer patient assistance programs, and reform government reimbursement methodologies. Some of these changes are subject to ongoing legal challenges, creating uncertainty regarding their implementation. Any reduction in reimbursement or other government programs may result in similar reductions from private payors. At the state level, legislatures have adopted laws aimed at controlling pharmaceutical costs, including price transparency requirements. Regional healthcare authorities and hospitals increasingly use competitive bidding to determine which products and suppliers will be included in their formularies.

Further, heightened scrutiny of the FDA’s drug approval process by Congress could lead to delays in marketing approvals and impose more stringent labeling, post-marketing testing, and compliance requirements. These developments may increase costs and reduce the commercial viability of our product candidates.

Similar pricing and reimbursement reforms have been proposed or implemented in other jurisdictions, including the European Union, where healthcare delivery and pricing are primarily governed by national law. Budgetary constraints in most EU member states have resulted in strict pricing and reimbursement controls, and legislative developments may impose additional requirements that increase operating costs. In many countries, proposed pricing must be approved before a product can be marketed, and negotiations with authorities can be lengthy. Some jurisdictions require cost-effectiveness studies comparing new products to existing therapies, and reference pricing or parallel trade between low-priced and high-priced markets can further reduce prices. Historically, prices for products launched in the EU have been significantly lower than in the United States, and publication of discounts may create additional downward pressure.

We expect continued healthcare reform initiatives globally, which may impose more rigorous coverage criteria and downward pressure on pricing. These changes could materially reduce anticipated revenues, limit demand for our products, or render certain product candidates commercially nonviable. In some cases, we or our partners may determine that assets in early development cannot be advanced, or that collaboration programs are no longer economically feasible. Additionally, combination therapies, such as our personalized cancer vaccines administered with PD-1 or PD-L1 inhibitors, may become prohibitively expensive for payors, further limiting market potential.

We cannot predict the scope or timing of future healthcare reform measures. However, ongoing legislative and regulatory developments are likely to increase pricing pressure and compliance costs, which could materially and adversely affect our business, financial condition, and results of operations.

European Union drug pricing and reimbursement regulations may limit the commercial potential of our product candidates.

If our future partners obtain marketing approval for products derived from our product candidates in the European Union or other jurisdictions, they will be subject to local pricing and reimbursement regulations that could materially affect commercialization. In many countries, particularly in the European Union, biologic pricing is subject to governmental control, and negotiations with authorities can take considerable time after marketing approval. Market acceptance and sales will depend significantly on the availability of adequate coverage and reimbursement, which may be impacted by existing and future healthcare reform measures.

Outside the United States, proposed drug pricing often must be approved before a product can be marketed. Requirements vary widely by country. For example, European Union member states may restrict reimbursement under national health insurance systems and impose price controls or profit limitations. Reference pricing and parallel trade between low-priced and high-priced member states can further reduce prices. Some jurisdictions may require cost-effectiveness studies comparing our product candidates to existing therapies to obtain or maintain reimbursement or pricing approval. There is no assurance that favorable reimbursement or pricing arrangements will be available in any country with such controls.

Historically, prices for products launched in the European Union have been significantly lower than in the United States. Publication of discounts by payors or authorities may create additional downward pressure on prices within the country of publication and other countries. If pricing is set at unsatisfactory levels or reimbursement is unavailable or limited, revenues from sales by us or our future partners, if any, and the potential profitability of our product candidates in those markets would be materially and adversely affected.

Risks Related to Our Reliance on Third Parties

We will rely on third parties for significant aspects of our research and development, including preclinical studies and clinical trials, and expect to continue to do so. If these third parties fail to perform as required, our development programs could be delayed or harmed.

We currently rely, and expect to continue to rely, on third parties, including CROs, clinical data management organizations, medical institutions, clinical investigators, and future partners, to conduct various and significant elements of our clinical trials. We also depend on third parties for certain research and preclinical testing activities. If these parties fail to meet contractual obligations, comply with regulatory requirements, or adhere to agreed timelines, the development and regulatory approval of our product candidates could be delayed or impaired.

Our reliance on third parties reduces our control over these activities but does not relieve us of our regulatory responsibilities. We remain responsible for ensuring that our preclinical studies and clinical trials comply with applicable protocols, laws, and scientific standards, including Good Clinical Practice (GCP) requirements enforced by the FDA and comparable authorities. Failure to comply with GCP or other regulations could result in data being deemed unreliable, requiring additional trials, delaying approvals, and potentially subjecting us to enforcement actions, fines, or other penalties. Clinical trials must also use product candidates manufactured in compliance with current Good Manufacturing Practice (cGMP) standards. Noncompliance by us or our vendors could require repeating trials, significantly increasing costs and timelines.

Because we expect CROs to conduct all of our clinical trials, many critical aspects of our development programs, including trial conduct, timing, and data integrity, will be outside our direct control. Reliance on third parties also introduces risks such as:

●	staffing shortages or turnover;
●	failure to meet contractual obligations;
●	regulatory compliance issues;
●	financial distress or changes in priorities;
●	conflicts of interest or relationships with competitors;
●	human error; and
●	cybersecurity breaches.

Any of these issues could lead to delays, increased costs, or compromised data integrity. If CROs fail to perform satisfactorily or if we cannot rely on their data, we may need to repeat or expand trials, delaying development and commercialization and requiring significant additional expenditures.

We also rely on third parties for transportation, storage, and distribution of clinical trial materials. Mishandling by vendors could damage products, delay trials or approvals, cause financial losses not covered by insurance, and harm our reputation.

Our dependence on third parties for critical development activities exposes us to risks that could materially and adversely affect our business, financial condition, and prospects.

Our existing collaborations and any future collaboration arrangements may not be successful, which could limit our ability to develop and commercialize our product candidates.

We have entered into collaborations under which our collaborators may provide funding and other resources for the development and potential commercialization of our product candidates. We intend to enter into additional collaborations to access funding, capabilities, and expertise. However, our existing collaborations and any future agreements may pose significant risks, including:

●	future partners may not perform or prioritize their obligations as expected;
●	clinical trials conducted under collaborations may not be successful;
●	partners may discontinue development or commercialization based on trial results, strategic shifts, funding constraints, or external factors such as mergers or acquisitions;
●	partners may delay trials, provide insufficient funding, stop trials, abandon product candidates, require reformulation, or repeat studies;
●	partners could independently develop or collaborate on competing products they view as more commercially attractive;
●	product candidates developed with us may compete with a partner’s own pipeline, reducing their commitment to our programs;
●	partners with marketing rights may not allocate sufficient resources to commercialization;
●	disagreements over intellectual property, contract interpretation, or development priorities could lead to delays, termination, or costly litigation;
●	partners may fail to maintain, protect, or enforce our intellectual property or misuse proprietary information, exposing us to litigation or invalidation risks;
●	disputes may arise over ownership of intellectual property developed under collaborations;
●	partners may infringe third-party IP, exposing us to liability;
●	collaborations may be terminated for convenience, requiring us to raise additional capital to continue development;
●	future collaborations may involve significant costs, equity dilution, or operational disruption; and
●	competition for partners is intense, and negotiations are complex and time-consuming.

If collaborations do not result in successful development or commercialization, or if partners terminate agreements, we may not receive expected research funding, milestone payments, royalties, or other contingent payments. Loss of funding could delay development and require additional resources. Termination could also harm our reputation and make it more difficult to attract new partners. All risks related to product development, regulatory approval, and commercialization described in this annual report apply equally to activities conducted by our partners.

Our business depends on the successful development, regulatory approval, and commercialization of product candidates based on our AI-Immunology™ platform. Failure to achieve these objectives would materially harm our business.

Our ability to generate revenue and achieve profitability depends on the successful development, regulatory approval, and commercialization of product candidates derived from our AI-Immunology™ platform. We believe the cost and complexity of discovery, development, clinical testing, regulatory approval, and commercialization for the indications we target are very high. Accordingly, we intend to rely on partnerships with large biopharmaceutical and pharmaceutical companies to conduct late-stage development, clinical trials, regulatory submissions, and commercialization. While we have entered into early collaborations and intend to pursue additional partnerships, we may be unable to secure such arrangements on favorable terms, if at all.

Late-stage and pivotal clinical trials for our product candidates have not commenced, and even if initiated soon, it will likely be several years, if ever, before we or our future partners have a product ready for commercialization. The regulatory approval process is expensive, time-consuming, and uncertain. Neither we nor our future partners have obtained marketing approval for any product candidates, and it is possible that none will ever be approved. We have limited experience preparing and supporting regulatory submissions and expect to rely on future partners to manage these processes. To our knowledge, no personalized cancer immunotherapy of the type we are developing has been approved by the FDA, EMA, TGA, or any other regulatory authority.

Obtaining marketing approval requires extensive preclinical and clinical data demonstrating safety and efficacy, as well as detailed information on manufacturing processes and facility inspections. Regulatory authorities have broad discretion and may refuse to accept applications, require additional trials, or interpret data inconsistently, delaying or preventing approval. Even if approval is granted, it may be limited to narrower indications than requested, subject to restrictive labeling, or contingent on costly post-marketing studies, reducing commercial viability. Regulatory agencies may also impose Chemistry, Manufacturing, and Controls (CMC) requirements or identify deficiencies during pre-approval inspections, causing delays.

Changes in laws, regulations, or agency policies during development or review could further delay or prevent approval. Advisory committees or regulatory authorities may recommend non-approval or impose restrictions that limit market potential. Additionally, our preclinical studies and clinical trials have not been designed with specific commercialization considerations, which could impair the commercial prospects of any approved products.

If our future partners experience delays or fail to obtain regulatory approval, the commercial prospects for our product candidates will be harmed, and our ability to generate revenue from collaborations will be materially impaired.

If we are unable to establish collaborations on commercially reasonable terms, we may have to alter our research and development plans.

Our research and development programs and the potential commercialization of any product candidates will require substantial additional capital. We expect to continue seeking collaborative arrangements to access funding, capabilities, and expertise. However, we face significant competition for partnerships, and recent consolidation among large pharmaceutical companies has reduced the number of potential partners. Whether we enter into a collaboration will depend on factors such as the partner’s resources and expertise, proposed terms, and their evaluation of risks and opportunities, including:

●	the strength of our technology and trial results;
●	likelihood of regulatory approval by the authorities;
●	market potential for the product candidate;
●	manufacturing and delivery complexities;
●	competitive landscape; and
●	prevailing industry and market conditions.

Potential partners may also consider alternative technologies or product candidates for similar indications that they view as more attractive. Existing agreements may restrict our ability to enter into future collaborations, and non-competition provisions could further limit our flexibility.

Collaboration negotiations are complex and time-consuming, and we may not secure agreements on acceptable terms, or at all. If we do enter into collaborations, we may be required to relinquish rights that reduce our potential profitability. If we cannot secure additional collaborations, we may need to curtail or delay research and development programs, reduce commercialization efforts, or fund these activities ourselves. Doing so would require significant additional capital, which may not be available on favorable terms, or at all.

We have entered into in-licensing arrangements and may enter into additional licensing arrangements in the future. If these arrangements fail to deliver expected benefits, our business could be adversely affected.

We have entered into license agreements, including with Statens Serum Institut (SSI) and PharmaJet, Inc., to obtain rights to intellectual property useful for pharmaceutical formulations and delivery devices. We may seek additional licenses in the future. Our ability to successfully develop and commercialize products based on in-licensed technology depends in part on the efforts of our licensors to prosecute, obtain, maintain, protect, enforce, and defend patent rights. Licensors may fail to secure or maintain patents, may choose not to enforce rights against infringers, or may pursue enforcement less aggressively than we would. Without adequate protection, competitors could develop substantially similar products, harming our competitive position.

We may also sublicense licensed rights to partners, and any impairment of these rights could reduce revenues or lead to termination of collaboration agreements. Disputes may arise with licensors regarding:

●	scope of rights granted under the license;
●	whether our technology infringes licensor IP outside the license;
●	rights to sublicense IP to third parties;
●	diligence obligations for development and commercialization;
●	ownership of jointly developed IP; and
●	priority of invention.

For example, SSI initiated legal proceedings in April 2022 claiming ownership of a patent application we filed related to a cancer treatment method using SSI’s adjuvant. We disputed SSI’s claim and settled the matter in June 2024, retaining all commercial rights without compensation to SSI.

We face the same risks with licensed IP as with IP we own. If we, our licensors, or co-owners fail to adequately protect, maintain, or enforce licensed IP, our ability to develop and commercialize products could be materially harmed, adversely affecting our business, financial condition, and prospects.

We rely on third parties to manufacture clinical supplies and will depend on them for commercial production. If they fail to perform, our development and commercialization efforts could be delayed or impaired.

We rely on third-party contract development and manufacturing organizations (CDMOs) to produce clinical supplies and process our product candidates. None of our product candidates have been manufactured at late-stage clinical or commercial scale, and our CDMOs or future partners may be unable to achieve such scale or create sufficient inventory to meet demand. We do not yet have reliable cost estimates for commercial manufacturing, and actual costs or rights to manufacture could materially affect the availability and commercial viability of our product candidates.

Our reliance on a limited number of third-party manufacturers exposes us to risks, including:

●	difficulty identifying qualified manufacturers on acceptable terms, particularly given regulatory requirements for any replacement contractor;
●	delays or inability to produce sufficient quantities of product candidates with the required quality for clinical or commercial needs;
●	failure to execute manufacturing procedures appropriately;
●	termination or non-performance by CDMOs, or their exit from the contract manufacturing business;
●	lack of control over compliance with cGMP and other regulatory standards, which are enforced through periodic inspections by the regulatory authorities;
●	potential loss of intellectual property rights to process improvements made by CDMOs;
●	breaches or early termination of manufacturing agreements; and
●	exposure to the same risks we would face if developing manufacturing capabilities internally.

Any of these risks could delay clinical trials, regulatory approvals, or commercialization, increase costs, or reduce potential revenues. We also rely on third parties to perform release testing before delivery to patients. If these tests are not properly conducted or data are unreliable, patient safety could be compromised, exposing us to liability and reputational harm.

We may rely on single-source suppliers for critical components and materials, which could expose is to supply disruptions and delays.

We and/or our future partners, if any, may depend on single-source suppliers for certain components, raw materials, and manufacturing processes required to develop and commercialize our product candidates. We cannot guarantee that these suppliers will remain in business, maintain sufficient capacity, or continue working with us. Suppliers could be acquired by competitors or other companies unwilling to support our programs. Reliance on single-source suppliers exposes us to risks such as supply disruptions, price increases, and late deliveries. Alternative sources are often limited, and establishing replacement suppliers could take substantial time and require regulatory approval.

If we must switch suppliers, manufacturing and delivery of our product candidates could be interrupted for an extended period. Replacement suppliers would need to be qualified and may require additional regulatory review, causing further delays. While we intend to maintain adequate inventory of critical components, any interruption or delay in supply, or inability to secure alternate sources at acceptable prices, could impair our ability to meet clinical or commercial demand.

FDA approval of our product candidates will also require review of individual components and manufacturing processes, including those of single-source suppliers. Our reliance on these suppliers may subject us to risks that could materially harm our business, including:

●	delays in development timelines;
●	supply interruptions due to operational changes or discontinuation;
●	shipment delays caused by defects or variability in components;

●	lack of long-term supply agreements;
●	inability to obtain adequate supply on commercially reasonable terms;
●	difficulty and cost of qualifying alternative suppliers;
●	production delays related to regulatory qualification of new suppliers;
●	prioritization of other customers by suppliers;
●	reputational harm from defective components; and
●	fluctuations in delivery due to changes in demand.

If any of these risks materialize, costs could increase significantly, and our ability—or that of our partners—to meet demand for our product candidates could be adversely affected.

Risks Related to Our Intellectual Property

If we cannot obtain, maintain, protect, defend and/or enforce the intellectual property rights covering our product candidates and technologies, we may not be able to compete effectively.

Our commercial success depends in part on our ability to obtain, maintain, protect, defend and enforce patents and other intellectual property rights protecting our current and future product candidates, proprietary technologies and their uses. We generally seek to protect our intellectual property position by filing and/or licensing patents or patent applications in the United States, Europe and other countries relevant for the commercialization of our product candidates and proprietary technologies.

While in some jurisdictions patent applications can be enforced through the issuance of a preliminary injunction, in general, our patent applications cannot be enforced against third parties practicing the technology claimed in our applications until grant of patent. Further, our patents or licensed patents can only be enforced to the extent that the issued claims cover third parties’ activities in the countries in which they are performed.

We cannot be certain that the claims in any of our patent applications will be considered patentable by the governmental patent agencies in any jurisdiction. The standards that governmental patent offices use to grant patents are not always applied predictably or uniformly and can change. Each jurisdiction has their individual set of patent laws and processes, which may result in very different protection of our products, inventions and technologies. In certain countries, for example, methods for the medical treatment of humans are not patentable. Moreover, there are periodic changes in patent law and there is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, there can be no assurance that our current to future issued or licensed patents will adequately cover our product candidates or technology.

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

The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, protect, defend, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner in all relevant jurisdictions.

It is possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The issuance of a patent is not conclusive as to its inventorship, priority date, scope, term, validity, or enforceability so that any patents may be challenged in the courts or patent offices. Such challenges may result in loss of exclusivity or in patent claims being narrowed, terminated, disclaimed, invalidated, assigned to others or held unenforceable which could limit our ability to stop others from commercializing similar or identical products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Our ability to enforce our own and in-licensed patent and other intellectual property rights depends on our ability to detect infringement, misappropriation and other violation of such patents and other intellectual property. It may be difficult to detect infringers, misappropriators and other violators who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement, misappropriation or other violation in a competitor’s or potential competitor’s product or service, and in some cases, we may not be able to introduce obtained evidence into a proceeding or otherwise utilize it to successfully demonstrate infringement. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our owned or in-licensed patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable, which could harm our competitive position. If we initiate lawsuits to protect, defend or enforce our patents, or litigate against third-party claims, such proceedings would be expensive and would divert the attention of our management and technical personnel, even if the eventual outcome is favorable to us. Furthermore, because of the potentially substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during the course of litigation.

The risks and uncertainties for our business related to intellectual property include, from time to time, the following:

●	compliance lapses with a number of procedural, documentary, fee payment and other provisions during the patent process, may result in abandonment or lapse of a patent or application;
●	patent applications may never result in any patents being issued;
●

patents we own (solely or jointly) or have in-licensed may be challenged, opposed, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

●	third parties may have designed around our patent claims or developed technologies that may be related or competitive to our product candidates or other technologies;
●	successful oppositions to patents we own or in-license may deprive us of rights necessary for the feasible development and commercialization of our product candidates or technologies;
●

because patent applications remain confidential for a period after filing, we cannot be certain we, our co-owners, or licensors, were the first to file any patent application relating to our product candidates, technologies, or their uses;

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

●	governments in countries where we have patent rights, may decide to do compulsory licensing wherein patents are required to be made available to third parties at reduce rates;
●

countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing competitors a better opportunity to create, develop and market competing product candidates;

●	we may not be able to develop inventions adequate for obtaining new patents to protect our future products and technologies; and
●	competitors may perform research and development in countries where we lack enforceable patent rights and use the resulting information to commercialize competing products in our key markets

If we are unable to adequately obtain, maintain, protect, defend, and enforce our intellectual property rights, competitors may exploit our product candidates and proprietary technologies, eroding or eliminating our competitive advantage and materially harming our business, financial condition, results of operations, and prospects.

Other companies or organizations may challenge our intellectual property rights or may assert intellectual property rights that prevent us or our future partners from developing and commercializing our product candidates.

Our business operates in new and evolving scientific fields where numerous patents and applications have been filed by various organizations and individuals. We own and in-license patents and applications covering technologies, formulations, methods, and delivery systems, including lipid nanoparticles (LNPs). If we, our co-owners, licensors, or future partners fail to obtain, maintain, protect, defend, or enforce these rights, our ability to develop and commercialize products could be materially harmed.

Competitors and other third parties have filed, and will continue to file, patent applications in the United States and in other jurisdictions. There is uncertainty regarding which patents will issue, their scope, and enforceability. We cannot predict whether our pending applications or those of our licensors will result in issued patents or whether issued claims will provide sufficient protection.

We, our co-owners, or licensors may become involved in patent disputes, including interference, opposition, reexamination, or post-grant review proceedings in the U.S., Europe, or other jurisdictions. For example, SSI previously initiated litigation over ownership of a patent application we filed; while that matter was settled in our favor, similar disputes could arise. Adverse outcomes in such proceedings could result in loss or narrowing of patent rights, invalidation of claims, or unenforceability, which could take years to resolve and materially impact our business.

The America Invents Act introduced procedures, such as inter partes review and post-grant review, that allow third parties to challenge patents more easily. We expect competitors and other entities, including non-practicing entities, to use these mechanisms against patents we own or in-license. Defending such challenges is costly, time-consuming, and uncertain, and even unsuccessful challenges could weaken our IP position.

Additionally, third parties may hold patents covering technologies or methods we or our partners need for development or commercialization. Licenses to such patents may not be available on commercially reasonable terms, or at all. If we cannot obtain necessary licenses, we may need to cease development, manufacturing, or commercialization of one or more product candidates, which would materially harm our business, financial condition, and prospects.

We may not be successful in obtaining, maintaining, protecting or enforcing the intellectual property rights necessary for our development programs, which could materially harm our business.

Our ability to identify, develop, and commercialize product candidates depends on securing and maintaining rights to intellectual property through owned and in-licensed patents and other proprietary rights. As our pipeline expands, additional product candidates may require intellectual property held by third parties, including specific formulations or processes. We may be unable to acquire or license these rights on reasonable terms, or at all. Licensing and acquisition of third-party IP is highly competitive, and larger, better-funded companies may have advantages in securing rights we consider critical.

For example, we collaborate with academic institutions under agreements that typically provide options to negotiate licenses for resulting IP. However, institutions may not honor these options, or we may fail to reach acceptable terms within required timeframes, allowing others to obtain rights that block our programs. Additionally, some of our patents and applications are co-owned with third parties. If we cannot secure exclusive rights to co-owned IP, co-owners may license their interests to competitors, and we may need their cooperation to enforce patents, which may not be forthcoming.

Third parties that view us as a competitor may refuse to license IP to us, or may demand terms that prevent an adequate return on investment. If we cannot obtain necessary rights or maintain, protect, defend, or enforce existing IP, we may need to abandon development of affected programs or product candidates, and our partners may need to abandon commercialization efforts. Any of these outcomes would materially harm our business, financial condition, and prospects.

The lifespans of our patents may not be sufficient to protect our product candidates and technologies.

Patents have a limited term, generally 20 years from the earliest non-provisional filing date, subject to payment of maintenance fees and annuities. While certain jurisdictions allow patent term extensions, even with such extensions, protection is time-limited. Once patents expire, competitors may use the underlying inventions to develop competing products and technologies.

Although U.S. patents may receive term adjustments for delays caused by the USPTO, these can be reduced or eliminated by applicant delays during prosecution. Given the lengthy timelines for development, clinical testing, and regulatory approval, patents covering our product candidates may expire before or shortly after commercialization. If patents we own or in-license expire, we cannot prevent others from using similar or identical technology, which could materially harm our competitive position, business, financial condition, and prospects.

If we do not obtain patent term extension and data exclusivity for our product candidates, our competitive position could be materially harmed.

Depending on the timing and specifics of FDA approval for any product candidates, certain U.S. patents may be eligible for limited term extensions under the Hatch-Waxman Amendments, which allow up to five years of additional protection to compensate for regulatory review delays. However, extensions cannot exceed 14 years from the date of product approval, and only one patent covering the approved drug, its use, or its manufacturing method may be extended.

We may fail to obtain extensions due to missed deadlines, lack of diligence during development or review, or failure to meet other requirements. Even if granted, the extension period or scope may be less than requested. If we cannot secure patent term extensions or data exclusivity, competitors may obtain approval for competing products shortly after our patents expire, which could materially harm our business, financial condition, and prospects.

If we fail to comply with our license agreements or lose rights to in-licensed intellectual property, our ability to develop and commercialize product candidates could be materially harmed.

We rely on licenses for certain intellectual property from third parties that are critical to the development and commercialization of our technologies and product candidates, and we expect to enter into additional license agreements in the future. Licensing arrangements are complex and may not provide exclusive rights in all fields of use or territories, which could allow competitors to develop and commercialize competing products.

In some cases, we do not control the prosecution, maintenance, enforcement, or defense of patents covering licensed technology, and even where we have such rights, they may require third-party input. Licensors may fail to properly maintain or enforce patents, or patents may be challenged, narrowed, invalidated, or held unenforceable. If licensors fail to protect licensed IP, or if we cannot secure cooperation to enforce rights, competitors could market similar products, harming our business.

Our license agreements impose obligations, including diligence, milestone and royalty payments, exclusivity provisions, and other covenants. Failure to comply, or a bankruptcy event, could give licensors the right to terminate agreements, eliminating our ability to develop or commercialize covered product candidates. Licensors may also conclude we have breached agreements, even if we disagree, and terminate rights. Renegotiating or reinstating licenses may not be possible on favorable terms, or at all. Termination or loss of exclusivity could allow competitors to seek regulatory approval and market similar products.

We face the same risks with licensed IP as with IP we own. If we, our licensors, or co-owners fail to adequately protect these rights, or if disputes impair our ability to maintain licenses on acceptable terms, we may be unable to develop product candidates or our partners may be unable to commercialize products, which would materially harm our business, financial condition, and prospects.

Our current proprietary position for certain product candidates depends upon our owned or in-licensed patent filings covering components of such product candidates, manufacturing-related methods, formulations and/or methods of use, which may not adequately prevent a competitor or other third party from using the same product candidate for the same or a different use.

Our proprietary position for certain product candidates relies on owned and in-licensed patents covering components, manufacturing methods, formulations, and methods of use. While composition-of-matter patents generally provide the strongest protection, we do not currently have issued claims in the U.S. or Europe covering the overall construct of our product candidates, and we cannot guarantee that future patents will provide such coverage.

Method-of-use and formulation patents offer narrower protection. Competitors may develop similar or identical products for indications outside the scope of our claims or create alternative formulations. Even if competitors do not promote off-label use for our patented indications, physicians or patients may do so, and such infringement is difficult to detect or enforce.

Additionally, competitors may rely on undisclosed know-how, such as proprietary manufacturing processes or tools. If they can demonstrate prior secret use, they may assert prior user rights under applicable laws, including U.S. defenses under 35 U.S.C. §273, allowing them to exploit technologies we later patent. In such cases, we may be unable to prevent commercial use of our patented technology in the U.S. or other jurisdictions.

These limitations could materially harm our ability to protect our product candidates and technologies, adversely affecting our competitive position, business, financial condition, and prospects.

Third-party intellectual property rights could prevent us or our partners from developing or commercializing our product candidates, and we may need to litigate or obtain costly licenses.

Because our product candidates are in early development and may undergo changes in formulation, manufacture, or use, we cannot be certain we are aware of all third-party intellectual property that could be relevant. Competitors and other third parties may hold patents, or pending applications that later issue, that cover aspects of our products or technologies. While U.S. law provides a “safe harbor” for activities related to FDA approval under 35 U.S.C. §271(e)(1), this exemption ends upon submission of a BLA or NDA. At commercialization, one or more third-party patents could cover our products or critical features of their manufacture or use.

If third-party patents or other IP rights cover, or are alleged to cover, our products, we may need to invalidate or design around such rights or obtain licenses. Litigation or licensing could be costly, time-consuming, and uncertain, and licenses may not be available on commercially reasonable terms or at all. Designing around patents may be prohibitively expensive or technically infeasible.

We may also fail to identify relevant patents or pending applications, as filings are typically confidential for 18 months after submission. Additionally, claims in pending applications can be amended over time, including through continuation or divisional filings, to cover aspects of our platforms or product candidates. We may not be aware of such amendments until it is too late to avoid infringement.

Any inability to secure necessary rights or resolve disputes could force us or our partners to cease development, manufacturing, or commercialization of one or more product candidates, materially harming our business, financial condition, and prospects.

We may be involved in costly and time-consuming intellectual property litigation, which could adversely affect our business.

We may need to initiate lawsuits or other proceedings to protect or enforce our intellectual property rights or those of our licensors, or to defend against claims that we infringe, misappropriate, or otherwise violate third-party rights. Such actions can be expensive, unpredictable, and time-consuming, and may divert management’s attention from our operations.

If we assert patent rights against a third party, the defendant may challenge the validity or enforceability of our patents. Courts may find our patents invalid, unenforceable, or not infringed, which could result in the loss of patent protection for key product candidates. Similarly, third parties—including competitors and non-practicing entities—may claim that we infringe their patents covering materials, formulations, manufacturing processes, or methods of use. If a court determines that our technologies infringe third-party patents, we could face injunctions blocking development or commercialization unless we obtain licenses, which may not be available on commercially reasonable terms, or at all. Even if licenses are available, they may be non-exclusive, allowing competitors access to the same technology.

We may also be subject to interference, derivation, or opposition proceedings to determine priority of invention. An unfavorable outcome could require us to cease using certain technologies or obtain costly licenses. Defending litigation or administrative proceedings, even if successful, can result in substantial costs, operational delays, and reputational harm. Competitors with greater financial resources may withstand such litigation more effectively than we can.

In the event of an adverse judgment, we could be required to pay significant damages, including treble damages for willful infringement, attorneys’ fees, and royalties, or redesign infringing products, which may be impractical. Litigation could also compromise confidential information through discovery and lead to negative publicity that adversely affects our stock price.

Additionally, certain collaboration agreements require us to indemnify partners for IP-related litigation costs, which could further increase our financial exposure. Any of these outcomes could materially harm our business, financial condition, and prospects.

Failure to comply with patent office requirements could result in loss of patent rights.

Obtaining and maintaining patent protection requires compliance with numerous procedural, documentary, and fee payment obligations imposed by patent offices worldwide. These include periodic maintenance, renewal, and annuity fees throughout the life of a patent or application. While we use internal systems and outside counsel to manage these requirements, we cannot guarantee full compliance. Inadvertent lapses may sometimes be cured by late fees, but in certain cases, non-compliance can result in abandonment or expiration of patents or applications, leading to partial or complete loss of rights.

We also rely on licensors to maintain and protect in-licensed intellectual property, and we cannot ensure they will meet these obligations. Loss of patent rights, whether owned or in-licensed, could allow competitors to market similar or identical products and technologies, materially harming our business, financial condition, and prospects.

Changes in patent laws could reduce the value of intellectual property and impair our ability to protect our products.

Our success depends on our ability to obtain, maintain, and enforce patents. Patent law is complex and subject to change, creating uncertainty in the biotechnology industry. For example, the America Invents Act transitioned the U.S. to a “first-inventor-to-file” system and introduced new procedures, such as inter partes review and post-grant review, which increase the cost and complexity of obtaining and defending patents. These changes, and their implementation, could materially affect our ability to secure and enforce patent rights.

Additionally, recent U.S. Supreme Court decisions have narrowed the scope of patent protection and weakened patent owners’ rights, increasing uncertainty regarding the value of issued patents. Future legislative, judicial, or administrative changes in the U.S. or other jurisdictions could further alter patentability standards, enforcement mechanisms, or available remedies in unpredictable ways. Any such changes could materially harm our existing patent portfolio and our ability to obtain, maintain, protect, or enforce intellectual property rights, adversely affecting our business, financial condition, and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be materially harmed.

In addition to patents, we rely on trade secrets and confidentiality agreements to protect proprietary know-how, processes, and other elements of our discovery and development activities that are not covered by patents or are difficult to enforce through patents. However, trade secrets can be challenging to protect.

We seek to safeguard trade secrets and proprietary information through non-disclosure and confidentiality agreements with employees, consultants, CROs, CDMOs, advisors, and other third parties. We also require invention assignment agreements from employees and key consultants. Despite these measures, we cannot guarantee that all parties with access to our confidential information have executed such agreements or that these agreements will prevent unauthorized disclosure. Breaches may occur, and enforcing claims for misappropriation or unauthorized disclosure is costly, time-consuming, and uncertain. Courts in some jurisdictions may offer limited protection for trade secrets.

If competitors lawfully obtain or independently develop similar know-how, we cannot prevent them from using it to compete with us. Unauthorized disclosure of our trade secrets could eliminate any competitive advantage, materially harming our business, financial condition, and prospects.

We may be subject to claims of misappropriation of third-party confidential information or trade secrets, which could result in costly litigation and harm our business.

We have received confidential information from third parties during research collaborations and other industry interactions. Additionally, many of our employees, consultants, and advisors were previously employed by universities or biotechnology and pharmaceutical companies, including competitors. Although we seek to prevent the use of third-party confidential information or trade secrets in our work, we may face claims that we, or our personnel, have misappropriated or improperly disclosed such information.

If we fail to successfully defend against these claims, we could be required to pay damages and may lose valuable intellectual property rights or personnel. Even if we prevail, litigation could be costly, time-consuming, and disruptive to our operations. Such claims could materially harm our business, financial condition, and prospects.

We may be subject to claims challenging inventorship or ownership of our intellectual property, which could result in costly disputes and loss of rights.

We have been, and may in the future be, subject to claims that current or former employees, consultants, contractors, collaborators, or partners have rights in our patents or other intellectual property. Although we require agreements assigning IP to us, these agreements may not be executed by all contributors, may be breached, or may not be self-executing.

Conflicting obligations of individuals involved in developing our product candidates could lead to inventorship disputes.

If such disputes impair our ability to maintain licenses or exclusive rights, development and commercialization of our product candidates could be adversely affected.

Litigation may be necessary to resolve inventorship claims. If we fail to prevail, we could lose valuable IP rights or exclusive ownership, materially harming our business, financial condition, and prospects. Even successful defense could involve substantial costs and management distraction.

Additionally, laws governing employee inventions vary by jurisdiction. Most of our employees work in Denmark, where the Danish Act on Employee Inventions regulates ownership and compensation for employee-created inventions. Disputes under this law could require us to pay additional compensation or negotiate assignments, increasing costs and creating operational uncertainty.

Any of these outcomes could materially harm our business, financial condition, and results of operations.

We do not seek patent protection in all jurisdictions and may be unable to enforce our rights where protection is limited.

Filing, prosecuting, and defending patents worldwide is prohibitively expensive, and we do not pursue protection in every jurisdiction. Intellectual property laws in some countries provide less protection than those in Denmark or the United States, and enforcement mechanisms may be weak or unfavorable, particularly in certain developing countries. As a result, we may be unable to prevent third parties from using our technologies in jurisdictions where we lack patent protection or from exporting infringing products into markets where enforcement is limited.

Proceedings to enforce IP rights abroad can be costly, time-consuming, and uncertain, and may expose our patents to invalidation or narrow interpretation. Even if successful, remedies may be commercially insignificant. Many countries also have compulsory licensing laws or limit enforceability against government agencies, which could materially diminish the value of our patents. If we or our licensors are compelled to grant licenses or cannot enforce rights effectively, our competitive position could be impaired, materially harming our business, financial condition, and prospects.

If our trademarks and trade names are not adequately protected, our ability to build brand recognition could be impaired.

Our trademarks, trade names, and service marks, whether registered or unregistered, may be challenged, infringed, misused, or deemed generic. We may not be able to prevent competitors from adopting similar marks, which could cause market confusion and weaken our brand identity. Additionally, third parties may assert claims of trademark infringement against us, and defending such claims could be costly and disruptive.

Failure to establish and maintain strong brand recognition could limit our ability to compete effectively. Misuse of our trademarks by licensees or distributors, even under agreements intended to govern proper use, could diminish goodwill and jeopardize our rights. Efforts to enforce or protect our trademarks, trade names, and other proprietary rights may be costly, time-consuming, and ultimately ineffective, which could materially harm our business, financial condition, and prospects.

Intellectual property rights do not necessarily address all potential threats to our business or permit us to maintain any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain any competitive advantage we may have. The scope and effectiveness of such protection are inherently uncertain. For example:

●	Competitors may develop personalized cancer immunotherapies, infectious disease products, or similar technologies that are not covered by our current or future patent claims.
●	We, our co-owners, licensors, or future partners may not have been the first to invent or file patent applications for certain technologies.
●	Pending patent applications may not result in issued patents, and issued patents may be challenged, invalidated, or rendered unenforceable.
●	Competitors may independently develop similar or alternative technologies or replicate our technologies without infringing our patents.
●	Competitors may conduct research in jurisdictions where we lack patent protection and use resulting data to launch competing products in key markets.
●	We may fail to develop additional proprietary technologies that are patentable.
●	Third-party patents could adversely affect our ability to develop or commercialize products.
●	We may choose to maintain trade secrets rather than seek patent protection, which could allow third parties to patent similar intellectual property.

Any of these events could materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Cybersecurity

We rely on information technology systems operated by us and, in the future, by our partners, vendors, contractors, and consultants. Any failure, interruption, or security breach of these systems could materially and adversely affect our business, financial condition, results of operations, and prospects. Security breaches, data loss, or other disruptions could compromise sensitive information, impede access to critical data, and expose us to liability.

Our internal systems and those of third parties are vulnerable to cybersecurity threats, unauthorized access, computer viruses, natural disasters, pandemics, terrorism, war, and failures of telecommunications or electrical infrastructure. A material system failure or breach could disrupt our operations, including development programs, and result in the loss or compromise of trade secrets, proprietary information, or critical data. For example, the loss of preclinical or clinical trial data could delay regulatory submissions and significantly increase costs to recover or reproduce such data. Because we operate multiple programs in parallel, a single breach could affect data integrity across numerous projects at different stages of development. In addition, any compromise of clinical trial participant personal data could subject us to civil fines and penalties under laws such as the EU General Data Protection Regulation (GDPR), U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA), and other applicable privacy regulations.

Although we have not experienced any material system failures or security breaches to date, we cannot guarantee that unauthorized access or other incidents will not occur in the future. Any such event could harm our competitive position, delay development and commercialization of our product candidates, and materially and adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Government Regulation

Even if our future partners obtain regulatory approval for products derived from our product candidates, such products will remain subject to extensive and ongoing regulatory requirements. Failure to obtain or maintain regulatory approval, or to comply with these requirements, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Approved products are subject to continuing obligations regarding manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, post-marketing studies, and submission of safety and efficacy data under U.S. federal and state laws and comparable foreign regulations. Holders of Biologics License Applications (BLAs) or New Drug Applications (NDAs), as well as manufacturing facilities, must comply with current Good Manufacturing Practice (cGMP) requirements and are subject to ongoing inspections by the FDA and foreign authorities. Compliance requires significant time, resources, and investment in manufacturing, quality control, and regulatory oversight.

Promotional activities are strictly regulated and must align with approved labeling; “off-label” promotion is prohibited. Changes to an approved product, its labeling, or manufacturing process generally require prior regulatory approval. Regulatory authorities may also mandate post-marketing studies to confirm safety and efficacy. Failure to complete such studies or negative outcomes could result in withdrawal of marketing approval.

If regulators identify previously unknown safety issues, manufacturing deficiencies, or improper marketing practices, they may impose restrictions or require product withdrawal. Noncompliance with regulatory requirements could result in:

●	Warning letters;
●	Civil or criminal penalties;
●	Suspension or withdrawal of approvals;
●	Clinical trial holds;
●	Refusal to approve pending applications;
●	Operational restrictions, including closure of manufacturing facilities; or
●	Product seizures or recalls.

Government investigations of alleged violations could require significant resources and generate negative publicity. Any sanctions or loss of approval would adversely affect commercialization and revenue generation, and materially harm our business.

Regulatory policies may change, and new requirements may be introduced that delay or prevent approval of products derived from our candidates. We cannot predict future legislative or administrative actions in the United States, Europe, or other jurisdictions. If such actions limit regulatory operations, our business could be negatively impacted. Failure to adapt to evolving requirements or maintain compliance could result in loss of marketing approvals and prevent us from achieving or sustaining profitability.

We and our future partners may be subject, directly or indirectly, to extensive federal, state and foreign healthcare laws and regulations, including fraud and abuse laws, false claims statutes, and transparency requirements. Failure to comply with these laws could result in substantial civil or criminal penalties, exclusion from government programs, reputational harm, and other sanctions that could materially and adversely affect our business, financial condition, results of operations, and prospects.

If our future partners obtain FDA approval for products derived from our product candidates and commercialize them in the United States, our operations, directly or indirectly through prescribers, customers, and purchasers, will be subject to numerous laws, including:

●

Federal Anti-Kickback Statute, which prohibits knowingly offering, paying, soliciting, or receiving remuneration to induce or reward referrals or purchases reimbursable under federal healthcare programs.

●

False Claims Act and related laws, which prohibit knowingly presenting false or fraudulent claims for payment to government programs. Violations of the Anti-Kickback Statute and certain marketing practices, including off-label promotion, may implicate these laws.

●	HIPAA and HITECH, which impose criminal and civil liability for healthcare fraud and establish privacy and security requirements for protected health information.
●	Federal Food, Drug, and Cosmetic Act and Public Health Service Act, which govern drug and biologic approval, labeling, and marketing.
●	Physician Payments Sunshine Act, which requires disclosure of payments and transfers of value to physicians and teaching hospitals.
●	State equivalents of these laws, including marketing disclosure and privacy requirements, which vary significantly and complicate compliance.
●	Foreign Corrupt Practices Act, which prohibits improper payments to foreign officials.
●	Similar laws in the EU and other jurisdictions, including anti-bribery laws (e.g., U.K. Bribery Act) and transparency requirements for payments to healthcare professionals.

Violations of these laws may result in warning letters, fines, damages, imprisonment, exclusion from government programs, and restrictions on operations. In the EU, inducements to prescribe or purchase medicinal products are prohibited, and payments to physicians often require prior approval and public disclosure. Noncompliance may lead to reputational harm, administrative penalties, fines, or criminal sanctions.

Due to the complexity and breadth of these laws, and the limited scope of available safe harbors, certain business practices may be subject to challenge. Any failure to comply could materially and adversely affect our ability to operate, commercialize products, and achieve profitability.

We are subject to anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations (collectively, “trade laws”) in the jurisdictions where we operate. Violations of these laws can result in severe civil and criminal penalties, including substantial fines, imprisonment, loss of trade privileges, debarment, tax reassessments, breach of contract claims, reputational harm, and other consequences that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Trade laws generally prohibit companies and their employees, agents, and third-party partners, including CROs, CDMOs, consultants, contractors, and legal counsel, from authorizing, offering, providing, soliciting, or receiving, directly or indirectly, corrupt or improper payments or anything of value to or from public or private sector recipients. We have direct and indirect interactions with government officials and employees of government-affiliated hospitals, universities, and other organizations. We also plan to engage third parties to conduct clinical trials and obtain permits, licenses, intellectual property rights, and regulatory approvals. We could be held liable for the illegal or corrupt activities of our personnel, agents, or partners, even if we did not authorize or have prior knowledge of such conduct.

Any failure to comply with applicable trade laws could result in significant penalties and restrictions, materially harming our ability to operate and achieve our business objectives.

We are subject to stringent privacy laws, information security policies and contractual obligations governing the use, processing, and cross-border transfer of personal information and our data privacy and security practices.

We process significant volumes of sensitive personal information, including employee, patient, and genetic data, and are subject to extensive and evolving privacy, data protection, and information security laws in the jurisdictions where we operate. These include the European Union General Data Protection Regulation (GDPR), U.S. federal and state privacy laws, and similar regulations globally. These laws govern the collection, use, storage, transfer, and other processing of personal data and impose strict requirements on controllers and processors, including special protections for health and genetic information and limitations on cross‑border transfers. Legal requirements relating to data processing continue to evolve and may result in increasing public scrutiny and escalating levels of enforcement, sanctions and increased costs of compliance.

Compliance with these requirements may increase our operational costs, require changes to business practices, and impose contractual obligations that restrict our ability to collect, use, and disclose data. In some cases, compliance challenges could limit our ability to operate in certain jurisdictions. Enforcement practices remain uncertain, particularly regarding clinical trials and cross‑border transfers following the Schrems II ruling, and may require additional assessments and safeguards. Failure to comply with applicable laws could result in significant administrative fines, civil or criminal penalties, private litigation, and reputational harm. Even allegations of non‑compliance could be costly and disruptive.

Despite our security measures, our systems and those of our vendors may be vulnerable to cyberattacks, human error, or other incidents that could lead to unauthorized access, loss, or disclosure of personal data. Such events could interrupt critical operations, including clinical research, test result delivery, claims processing, and financial reporting, and expose us to liability under privacy and security laws, contractual obligations, and regulatory enforcement actions. We cannot guarantee that our policies and controls will fully comply with all applicable requirements as they evolve. Any failure or perceived failure to comply could materially adversely affect our business, financial condition, results of operations, and prospects.

If we, our future partners, if any, or our third-party suppliers fail to comply with environmental, health and safety and regulations, we could become subject to fines or penalties or incur costs that could materially harm our business, financial condition, results of operations, and prospects.

We and our future partners, if any, will become subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials, and may produce hazardous waste. Although we expect to engage qualified third parties for waste disposal, we cannot eliminate the risk of contamination, injury, or accidental release. Any such event could result in liability for damages that may exceed our resources, as well as civil or criminal fines and penalties.

Compliance with current and future environmental, health, and safety requirements may require substantial expenditures and could impair research, development, or production activities. Failure to comply could result in significant fines, penalties, or other sanctions. While we maintain workers’ compensation insurance for employee injuries, coverage may be inadequate for all potential liabilities. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and prospects.

Our business operations and relationships are subject to healthcare laws, and non-compliance could result in significant penalties.

We are subject to extensive healthcare laws and regulations, including those governing fraud and abuse, transparency, and other compliance obligations. These laws apply to our operations and to current and future arrangements with investigators, healthcare professionals, consultants, third‑party payers, patient organizations, and customers. They may restrict how we structure business and financial relationships and how we research, market, sell, and distribute any approved products.

Ensuring compliance with these requirements will involve substantial costs. Government authorities may determine that our practices violate applicable statutes, regulations, or guidance. If we or any of our business partners fail to comply, we could face civil, criminal, or administrative sanctions, including fines, penalties, exclusion from government healthcare programs, and reputational harm. Defending against such actions can be costly and time‑consuming, even if successful, and could divert significant resources. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and prospects.

General Risks Related to Our Business

Our ability to attract and retain key personnel is critical to our success.

Our future success depends on our ability to recruit, retain, and motivate highly qualified executive, scientific, and technical personnel, including experts in immuno‑oncology, infectious diseases, and artificial intelligence. We are highly dependent on the continued service of our management and scientific teams, and the loss of any key individual could adversely affect our research, development, financing, and commercialization objectives. We do not maintain “key person” insurance on any employee.

We also rely on consultants, contractors, and advisors, who may have competing commitments that limit their availability. Failure to retain these individuals could delay our operations. Recruiting additional qualified personnel is critical and increasingly challenging due to intense competition among biotechnology and pharmaceutical companies and academic institutions. Adverse developments, such as negative publicity or setbacks in clinical trials, could further hinder our ability to attract talent. If we cannot retain or recruit key employees, consultants, or advisors, our business, financial condition, results of operations, and prospects could be materially adversely affected.

Product liability claims could result in significant costs and adversely affect commercialization of our current or future product candidates.

We face inherent product liability risks related to the clinical testing of our current and future product candidates and may face greater exposure if any products are commercialized. If we cannot successfully defend against claims that our product candidates caused injury, we could incur substantial liabilities. Even if claims lack merit, litigation could result in:

●	decreased demand for our products;
●	loss of revenue;
●	significant monetary awards to patients or trial participants;
●	high defense costs and diversion of resources;
●	withdrawal of clinical trial participants; and
●	reputational harm and negative publicity.

We maintain clinical trial and product liability insurance that we believe is adequate for our current programs; however, coverage may be insufficient or unavailable on commercially reasonable terms as our business expands. Large judgments have been awarded in similar cases involving drugs or medical treatments with unanticipated adverse effects. A successful product liability claim, or a series of claims, could materially adversely affect our business, financial condition, results of operations, and prospects.

Product recalls could harm our business and reputation.

Regulatory authorities, including the FDA, EMA, and similar agencies, have the authority to require the recall of commercialized products under certain circumstances, such as when a product presents an imminent or substantial hazard to public health. We or our manufacturers may also voluntarily initiate recalls due to manufacturing errors, design or labeling defects, or other deficiencies. For products developed using our AI‑Immunology™ platform, a recall could delay or prevent commercialization of other products derived from the same technology until we demonstrate that the issue did not involve our platform.

Any recall, whether government‑mandated or voluntary, would divert significant managerial and financial resources, harm our reputation, and negatively affect sales, if any. Recalls could materially adversely affect our business, financial condition, results of operations, and prospects.

Future acquisitions, joint ventures, partnerships or collaborations could involve significant risks and costs.

We may pursue acquisitions, joint ventures, partnerships, or collaborations to obtain complementary products, technologies, or businesses. These transactions could increase our operating expenses and cash requirements, require us to assume debt or contingent liabilities, or result in the issuance of dilutive securities. They may also involve risks such as:

●	difficulties integrating operations, personnel, and intellectual property;
●	diversion of management attention from existing programs;
●	challenges retaining key employees and maintaining business relationships;
●	uncertainties regarding the other party’s prospects, products, or regulatory status; and
●	inability to realize anticipated benefits or generate sufficient revenue to offset costs.

Acquisitions may also result in significant one‑time expenses, amortization of intangible assets, and increased complexity in our operations. We may not identify suitable opportunities, and failure to do so could limit our ability to grow or access critical technologies. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and prospects.

Global climate change and ESG requirements could adversely affect our business.

Increasing stakeholder expectations regarding environmental, social and governance (ESG) matters, as well as physical and transition risks associated with climate change, may impact our market outlook, reputation, cost of capital, supply chain, and operational continuity.

Emerging ESG regulations and policy requirements could impose additional compliance obligations on us, our partners, and third parties on which we rely, potentially increasing costs and restricting operations. Physical effects of climate change, such as extreme weather events, may disrupt facilities and supply chains and drive higher operating expenses. Any of these factors could materially adversely affect our ability to achieve our business objectives and our financial condition, results of operations, and prospects.

Natural disasters or catastrophic events could disrupt our operations.

Our business and those of our partners and critical third‑party providers are vulnerable to earthquakes, fires, extreme weather, terrorism, and other unforeseen events. If such events damage or render facilities unusable, we could face prolonged operational disruptions. We currently lack a comprehensive disaster recovery and business continuity plan, and some key suppliers operate from single locations, increasing their exposure to catastrophic events. Any significant disruption to our supply chain or facilities could delay clinical trials, impair development plans, and materially adversely affect our business, financial condition, results of operations, and prospects.

Risks Related to Ownership of ADSs

The market price of our ADSs has fluctuated significantly since our IPO in February 2021 and may continue to be highly volatile. Broad market and industry factors, particularly in the biopharmaceutical sector, often cause stock price volatility unrelated to a company’s performance. As a result, ADS holders may be unable to resell their shares at or above the purchase price. Factors that may influence the price of our ADSs include:

●	results of our preclinical studies and clinical trials or those of competitors;
●	success or failure of competing products or technologies;
●	announcements of acquisitions, partnerships, or collaborations;
●	regulatory or legal developments in key markets;
●	developments concerning intellectual property rights;
●	recruitment or departure of key personnel;
●	issuances or sales of our shares or ADSs by us or our shareholders;
●	changes in financial estimates or analyst recommendations;
●	variations in our financial results or those of comparable companies;
●	expectations of additional financing;
●	currency fluctuations and healthcare policy changes;
●	general economic, industry, and geopolitical conditions, including conflicts in Ukraine and the Middle East; and
●	developments in our pipeline programs.

If our operating results fall below investor or analyst expectations, the ADS price could decline substantially. Volatility in our ADSs may also lead to securities class action litigation, which could result in significant costs and divert management’s attention. Any of these factors could materially adversely affect our business, financial condition, results of operations, and prospects.

An active and liquid market for the ADSs and our ordinary shares may not be sustained, which could harm the market price of the ADSs.

Although the ADSs are listed on the Nasdaq Capital Market, an active trading market for the ADSs may not be sustained. In the absence of an active trading market for the ADSs, investors may not be able to sell their ADSs at the desired price or at the time that they would like to sell. In addition, the market price of the ADSs in our follow-on offering was based on the closing price of the ADSs at the time of such follow-on offering, there is no guarantee that such price will be free from challenge by our existing shareholders based on allegations that it does not reflect the “market price” at which we are required by our articles of association and Danish law to sell our ordinary shares. Any such challenge could be time-consuming and costly and, if decided in a manner unfavorable to us, could result in liability to us and our directors, and could prevent any such offering from closing.

We incur significant costs as a public company, and face risks related to compliance with reporting and governance requirements.

As a public company, we are subject to extensive legal, accounting, and regulatory requirements, including those under U.S. federal securities laws, the Sarbanes‑Oxley Act, SEC rules, and Nasdaq listing standards. Compliance has increased our costs and requires substantial management time and resources. These obligations include filing periodic reports, maintaining effective disclosure controls and internal control over financial reporting, and implementing corporate governance practices. We may not be able to produce timely and accurate financial statements or maintain compliance with Nasdaq listing requirements, and errors could require restatements.

Section 404 of the Sarbanes‑Oxley Act requires us to assess the effectiveness of our internal control over financial reporting and, eventually, obtain auditor attestation. Achieving and maintaining compliance is costly and challenging and may require significant internal resources and external consultants. If we fail to comply or if our auditors cannot attest to the effectiveness of our controls, investor confidence in our financial reporting could decline, adversely affecting our share price.

We also face increased costs for director and officer liability insurance and may incur additional expenses as new regulations, including those under the Dodd‑Frank Act, take effect. Shareholder activism and evolving governance standards could further increase compliance burdens. Any failure to meet these obligations could result in sanctions, penalties, or reputational harm and materially adversely affect our business, financial condition, results of operations, and prospects.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares and the ADSs less attractive to investors.

We are an “emerging growth company” under the JOBS Act, and we will remain an emerging growth company until the earliest of:

●	the last day of the fiscal year in which our annual gross revenues exceed $1.235 billion;
●	the date we issue more than $1 billion in nonconvertible debt over a three‑year period;
●	the date we become a large accelerated filer with a public float of at least $700 million; or
●	December 31, 2026, the fiscal year following the fifth anniversary of our IPO.

As an emerging growth company, we rely on exemptions from certain disclosure and governance requirements applicable to other public companies, including:

●	no auditor attestation of internal control over financial reporting under Section 404 of the Sarbanes‑Oxley Act;
●	reduced executive compensation disclosures;
●	no mandatory advisory votes on executive compensation or golden parachute arrangements; and
●	exemptions from certain PCAOB requirements.

We have taken advantage of these reduced reporting obligations and may continue to do so. Investors may find our ADSs less attractive as a result, which could reduce trading liquidity and increase volatility.

The JOBS Act also permits emerging growth companies to delay adoption of new or revised accounting standards under U.S. GAAP; however, because we report under IFRS, this provision does not apply.

Any perception that our reduced disclosures limit transparency could adversely affect the market for our ADSs and our ability to raise capital.

As a foreign private issuer, we are exempt from certain U.S. securities and Nasdaq requirements, which may limit the information available to holders of the ADSs and may make our ordinary shares and the ADSs less attractive to investors.

We qualify as a foreign private issuer under U.S. securities laws. As a result, we are permitted to follow Danish corporate governance practices instead of certain Nasdaq Listing Rules applicable to U.S. domestic issuers. For example, Nasdaq rules generally require a majority of independent directors and independent oversight of executive compensation, nominations, and governance matters. Danish law does not impose these requirements, and our board may in the future include fewer independent directors or choose not to maintain committees consistent with Nasdaq standards. We also follow home country practices regarding quorum requirements and shareholder approval for certain dilutive transactions, which may provide less protection than U.S. rules.

In addition, Danish law does not regulate proxy solicitation, and such practices are uncommon in Denmark, which differs from Nasdaq requirements. As a foreign private issuer, we are also exempt from certain U.S. proxy rules and may provide less information in our SEC filings than U.S. domestic issuers. These differences may limit the information and protections available to ADS holders and could make our ADSs less attractive to investors, potentially reducing liquidity and increasing volatility.

Failure to meet Nasdaq’s continued listing requirements could result in a delisting of our ADSs.

Our ADSs are listed on the Nasdaq Capital Market, and we must meet Nasdaq’s continued listing requirements, including minimum bid price, equity thresholds, and corporate governance standards. Failure to comply could result in delisting, which would likely reduce the liquidity and market price of our ADSs and impair investors’ ability to trade them. In the event of a delisting, any action taken by us to restore compliance with listing requirements may not i) allow our ADSs to become listed again, (ii) stabilize the market price or iii) improve the liquidity of our ADSs, iv) prevent our ADSs from dropping below the Nasdaq minimum bid price requirement or v) prevent future non-compliance with the listing requirements of Nasdaq.

May 7, 2024, the Nasdaq notified us that the Company did not comply with Nasdaq Listing Rule 5550(b)(1) requiring a minimum equity of $2.5 million.

November 11, 2024, we received a letter with a delisting determination from Nasdaq Stock Market, which the Company immediately appealed.

February 14, 2025, Nasdaq confirmed that we had regained compliance after restoring equity above the minimum requirement through capital market activities.

We remain listed as fully compliant; however, any future failure to satisfy Nasdaq’s requirements could result in delisting and materially adversely affect our business, financial condition, results of operations, and prospects.

As a foreign private issuer, we are exempt from certain U.S. securities rules and provide less frequent reporting.

We qualify as a foreign private issuer under the Exchange Act and, as such, are exempt from certain U.S. securities law requirements applicable to domestic issuers. These exemptions include:

●	U.S. proxy solicitation rules;
●	insider reporting (until March 2026) and short‑swing profit liability under Section 16 of the Exchange Act; and
●	requirements to file quarterly reports on Form 10‑Q and current reports on Form 8‑K.

Instead, we file annual reports on Form 20‑F within four months after fiscal year‑end, compared to 60–90 days for U.S. domestic issuers. We are also exempt from Regulation FD, which prohibits selective disclosure of material information.

As a result, holders of our ADSs may receive less information and fewer protections than shareholders of U.S. domestic companies, which could make our ADSs less attractive and reduce market liquidity.

Our status as a foreign private issuer allows us to adopt IFRS accounting principles, which are different than accounting principles under U.S. GAAP.

As a foreign private issuer, we prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, rather than U.S. GAAP. SEC rules do not require us to provide a reconciliation between IFRS and U.S. GAAP. IFRS differs in significant respects from U.S. GAAP, and investors who are not familiar with IFRS may misinterpret our financial information. This could affect the comparability of our financial statements to those of U.S. companies and may make our ADSs less attractive to some investors.

Loss of foreign private issuer status would increase our regulatory burden and cost.

We currently qualify as a foreign private issuer under U.S. securities laws, which exempts us from certain Exchange Act reporting and governance requirements applicable to U.S. domestic issuers. This status is reassessed annually as of the end of our second fiscal quarter. To maintain it, either (a) a majority of our shares must be held by non‑U.S. residents, or (b) we must meet tests relating to management nationality, asset location, and business administration outside the United States. The SEC is currently considering revising the foreign private issuer test to make it even more stringent.

If we lose this status, beginning January 1 of the following year we would be subject to the more extensive reporting and governance requirements for U.S. domestic issuers, including accelerated filing deadlines, quarterly reports on Form 10‑Q, current reports on Form 8‑K, and additional proxy and insider reporting obligations. Compliance would significantly increase our legal, accounting, and administrative costs, make certain activities more time‑consuming, and likely raise the cost of director and officer liability insurance. These changes could also make it more difficult to attract and retain qualified directors. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and prospects.

Holders of the ADSs may be subject to certain limitations on the transfer of the ADSs and the withdrawal of the underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts (ADRs), are transferable on the depositary’s books; however, the depositary may close its transfer books at any time when deemed necessary to perform its duties. The depositary may refuse to deliver, transfer, or register ADSs when our books or its own are closed, or if required by law, regulation, or the deposit agreement.

Temporary delays in canceling ADSs and withdrawing underlying ordinary shares may occur, including when transfer books are closed for voting or dividend payments, or when fees, taxes, or charges remain unpaid. Withdrawals may also be restricted to comply with applicable laws or regulations. These limitations could affect holders’ ability to transfer ADSs or access underlying shares when desired.

A significant portion of our total outstanding ordinary shares may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.

Sales of a substantial number of ordinary shares or the ADSs could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, could reduce the market price of the ADSs. We had 417,010,756 ordinary shares outstanding, corresponding to 8,340,215 ADSs outstanding if fully converted, as of December 31, 2025. To date, not all of the holders of outstanding ordinary shares have converted their ordinary shares to ADSs.

As of December 31, 2025, there were 141,860,674 warrants outstanding. If these warrants are exercised then an additional 141,860,674 ordinary shares, which are convertible into 2,837,213 ADSs, will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of the ADSs could decline. Any sales of securities by these security holders could have a negative effect on the trading price of our ordinary shares and ADSs.

Additionally, on October 3, 2022, we entered into a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, pursuant to which we may sell from time to time, at our option, ADSs representing ordinary shares through or to JonesTrading, as sales agent or principal. The ADSs are offered pursuant to a prospectus supplement, dated March 26, 2025, which was filed with the SEC on such date and our Form F-3 (Registration No. 333- 285778), and a prospectus supplement, dated December 10, 2025, or the Prospectus Supplement. The prospectus supplement (this “Prospectus Supplement”) amends and supplements the information in the prospectus dated March 24, 2025 (the “Prior Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) as part of our registration statement on Form F-3 (File No. 333-285778) (the “Registration Statement”), as previously supplemented by our prospectus supplement dated March 26, 2025 (together with the Prior Prospectus, the “Prospectus”).

Pursuant to the Prospectus Supplement, we may offer and sell the ADSs pursuant to the Prospectus Supplement having an aggregate offering price of up to $45,527,824 of ADSs. Sales of the ADSs made pursuant to the Sales Agreement, are made by any method deemed to be an “at the market offering”, or ATM, as defined in Rule 415(a)(4) promulgated under the Securities Act. JonesTrading is not required to sell any specific number or dollar amount of ADSs but has agreed to use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions, including any price, time or size limits or other customary parameters or conditions we may impose.

As the date of the Prospectus Supplement filing, the aggregate market value of our ordinary shares represented by ADSs held by non-affiliates (our “public float”), calculated in accordance with General Instruction I.B.5 of Form F-3 under the Securities Act of 1933, as amended, was approximately $75.9 million, which was calculated based on 344,711,416 ordinary shares (which would be represented by 6,894,228 ADSs) outstanding and held by non-affiliates as of November 4, 2025, at a price of $11.01 per ADS as of October 15, 2025, which was the highest closing price of the ADSs on The Nasdaq Capital Market within 60 days of the filing of this Prospectus Supplement.

The Prospectus Supplement was filed to amend the Prospectus to update our public float, and indicate that, because our public float was above $75.0 million, we are no longer subject to the sales limitations of General Instruction I.B.5 of Form F-3 with respect to the Registration Statement of which the Prospectus, as amended by the Prospectus Supplement, forms a part.

Since the filing of the Registration Statement, we have sold $4,472,175.80 of ADSs pursuant to the Sales Agreement. Accordingly, because we are no longer subject to the sales limitations of General Instruction I.B.5, we may offer and sell up to an additional $45.52 million of ADSs pursuant to the Sales Agreement.

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

Regulation Best Interest, adopted by the SEC, and FINRA’s suitability requirements impose heightened standards on broker-dealers when recommending securities to retail and institutional customers. These rules require that recommendations be in the customer’s best interest and based on a review of financial status, investment objectives, and other factors.

Because our ADSs may be considered speculative or low-priced, broker-dealers may be less willing to recommend them or make a market in our securities. This could reduce trading activity, limit liquidity, and adversely affect the market price of our ADSs.

Holders of the ADSs have limited voting rights compared to shareholders, which may affect the value of the ADSs.

Holders of ADSs are not treated as our shareholders unless they withdraw the underlying ordinary shares from the depositary. As a result, ADS holders cannot directly vote ordinary shares and have only the rights provided under the deposit agreement. ADS holders may instruct the depositary to vote the underlying shares, but we are not required to request the depositary to solicit voting instructions. Even when instructions are solicited, ADS holders may not receive meeting information in time, and the depositary is not obligated to act on unsolicited instructions. Consequently, ADS holders may not be able to exercise voting rights as effectively as if they held ordinary shares directly, which could affect the value of the ADSs.

Future issuance of ordinary shares or ADSs could cause dilution and depress the ADS price.

We may issue additional ordinary shares or ADSs in future financings or other transactions, potentially at prices below the current market price. Any such issuance would dilute existing shareholders and ADS holders and could adversely affect the market price of our ADSs. In addition, we may issue debt securities or equity instruments convertible into ordinary shares or ADSs, which could result in further dilution and downward pressure on the ADS price.

Raising additional capital may cause dilution, restrict operations, or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through public or private equity offerings, debt financings, collaborations, or licensing arrangements. Issuing equity or ADSs would dilute existing shareholders and could involve terms that adversely affect holders of ADSs. Incurring debt could increase fixed obligations and impose restrictive covenants limiting our ability to incur additional debt, acquire or license intellectual property, or operate freely.

If we raise funds through collaborations, licensing, or asset sales, we may be required to relinquish valuable rights to our technologies or product candidates or grant licenses on unfavorable terms. Any of these actions could materially adversely affect our business, financial condition, results of operations, and prospects.

Shareholder rights under Danish law differ from U.S. law and may provide less protection.

The rights of our shareholders under Danish corporate law and our articles of association differ in important respects from those typically available to shareholders of U.S. companies. For example:

●

Danish law generally does not permit shareholders to inspect corporate records except in limited circumstances requiring support from at least 25% of voting shareholders, whereas Delaware law grants inspection rights to any shareholder.

●	Shareholders of Danish companies generally cannot initiate derivative actions to enforce company rights, except in limited cases of director or management liability.
●	A majority of shareholders may release directors or managers from liability, even for acts of negligence or bad faith, subject to certain exceptions.
●	Danish law does not provide appraisal rights equivalent to those under U.S. law in connection with business combinations.
●	Dividend distributions to foreign shareholders may be subject to non-refundable withholding tax, and Danish insolvency law may offer weaker creditor protections than U.S. law.
●	Use of tax assets, such as accumulated tax losses, depends on generating taxable income and may be restricted by future changes in Danish tax law.

As a result of these differences, holders of ADSs may have fewer protections than shareholders of U.S. companies, which could affect the value of our ADSs.

Holders of our ordinary shares or ADSs may not be able to exercise pre-emptive rights and could be diluted.

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

Holders of ADSs may not receive distributions and could experience dilution.

If we offer our ordinary shareholders the option to receive dividends in cash or shares, the depositary may require assurances that extending such an option to ADS holders does not trigger registration under the U.S. Securities Act. We are not obligated to file a registration statement or seek an exemption, and we may be unable to do so. As a result, ADS holders may be excluded from rights offerings or share‑based dividend elections, which could dilute their ownership.

If rights are distributed to the depositary and cannot be lawfully or practically sold, the depositary may allow them to lapse, and ADS holders would receive no value for those rights.

United States holders of ADSs may face adverse tax consequences if we are classified as a passive foreign investment company (PFIC).

We may be treated as a PFIC for U.S. federal income tax purposes for any taxable year if (i) 75% or more of our gross income is passive income or (ii) 50% or more of the average value of our assets produce or are held to produce passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, certain gains from property sales, and foreign currency gains. For this determination, we are deemed to own our proportionate share of the assets and income of any entity in which we hold, directly or indirectly, more than 25% of the stock by value.

Our PFIC status is subject to complex factual and legal determinations, including interpretations of U.S. tax rules, and can only be assessed annually after the close of each taxable year. We have not determined whether we will be a PFIC for the current taxable year or any prior or future taxable year, and we have not sought, and will not seek, an IRS ruling or legal opinion on this matter. There is no assurance that we will not be classified as a PFIC.

If we are a PFIC for any year during which a U.S. holder owns ADSs, such holder may incur significant adverse U.S. federal income tax consequences. U.S. holders should consult their own tax advisors regarding our PFIC status and the related tax implications. See “Taxation—Certain Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

We are incorporated under the laws of Denmark, and most of our assets and personnel are located outside the United States. As a result, it may be difficult for investors to serve process on us or our directors and officers within the United States or to enforce U.S. court judgments against them or us, including those based on U.S. securities laws.

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

Based on these limitations, U.S. investors may not be able to enforce judgments obtained in U.S. courts against us or our directors, officers, or certain experts residing outside the United States.

Failure to meet our guidance or market expectations could adversely affect the market price of our ADSs.

From time to time, we may provide guidance regarding our expected financial or operational performance. Forecasting future results involves significant uncertainty, and our actual performance may differ materially from such guidance or market expectations. If our results fall short of guidance or investor expectations, the market price of our ADSs could decline significantly.

If securities or industry analysts do not publish research or reports about our business or if they publish negative evaluations of the ADSs, the market price of the ADSs and their trading volume could decline.

The trading market for our ADSs depends, in part, on research and reports published by securities and industry analysts. If analysts do not initiate or maintain coverage of our company, or if they downgrade our ADSs, issue negative or misleading reports, or if our results fail to meet their expectations, the market price and trading volume of our ADSs could decline. Loss of analyst coverage could also reduce our visibility in the market, further negatively impacting the ADSs’ liquidity and price.

Our principal shareholders and executive management hold significant ownership and may exert substantial influence over shareholder decisions.

As of January 1, 2026, our executive management, directors, holders of 5% or more of our ordinary shares, and their affiliates beneficially owned approximately 20% of our outstanding voting securities. These shareholders can, individually or collectively, significantly influence matters requiring shareholder approval, including the election or removal of directors, amendments to our articles of association, changes to share capital, and approval of mergers, demergers, liquidations, or similar transactions.

This concentration of ownership may discourage or prevent unsolicited acquisition proposals or other transactions that ADS holders may consider favorable. It may also enable these shareholders to influence our management and strategic direction. Such control could affect the market price of our ADSs and limit opportunities for transactions that might otherwise benefit ADS holders.

We have broad discretion in the use of our funds and may not apply them effectively.

Our management has broad discretion in the use of our cash, cash equivalents, and investments, including proceeds from our IPO, follow-on offerings, and sales under our ATM program. We may allocate these funds in ways that do not improve our operating results or enhance the value of our ordinary shares or ADSs. Ineffective use of funds could result in financial losses, delay the development of our product candidates, and materially harm our business, financial condition, and prospects.

Pending their use, we may invest our cash and investments in ways that do not generate income or that result in a loss of value, which could further adversely affect our results.

We may not have sufficient funds to satisfy our obligations to the European Investment Bank upon the exercise of certain warrants.

In August 2020, we executed a loan agreement with the European Investment Bank (EIB), for a principal amount of €20.0 million, divided into three tranches of tranche 1 in the amount of €7.0 million, tranche 2 in the amount of €6.0 million and tranche 3 in the amount of €7.0 million (EIB Loan). Under the EIB Loan Agreement, the EIB Loan tranche balances are due six years from their respective disbursement dates. In connection with disbursement of each tranche, EIB is entitled to receive certain warrants (EIB Warrants).

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

In July 2025, we reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants. The agreement immediately increased our equity and reduced our EIB Loan.by $4.1 million (€3.5 million).

Under Article 18, Paragraph 2 of the Statute of the European Investment Bank (EIB Statute), establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants, it will do so on either a net cash settlement basis at a price equal to the market price on the date of exercise thereof, or by means of exercising its right to cause us to purchase the EIB Warrants at a purchase price equal to the volume weighted average price per ordinary share, or VWAP, for a period of six months following the exercise of such Put Right. Since we fully expect the EIB Warrants to be cash settled, we do not expect them to affect our share capital at any time. However, since the amount of cash that we will need in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants is based on valuations to be determined in the future and, therefore, cannot be determined as of the date of this Form 20-F, we may not have sufficient funds on hand to pay such amounts in which case we may be required to use a portion of our investments for such payments. For a more detailed discussion of the terms of the EIB Warrants see the section herein entitled “Description of Share Capital - Our EIB Warrants.”

Because we do not currently pay cash dividends, investors must rely on capital appreciation for any return on their investment.

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

ADSs holders may face limitations or delays in surrendering ADSs and withdrawing underlying shares.

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

We could be subject to securities class action litigation, which could result in significant costs and divert management’s attention.

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

The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Negative perceptions of our business may result in additional regulation, enforcement actions by the government and increased litigation, or harm to our ability to attract or retain customers or strategic partners, any of which may affect our business. Any damage to our reputation, including from publicity from legal proceedings against us or companies that work within our industry, governmental proceedings, unfavorable media coverage or class action could adversely affect our business, financial condition and results of operations.

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

Unfavorable market or economic conditions could limit our access to capital and could adversely affect our business, financial condition or results of operations.

Global economic uncertainty, including recession, inflation, or reduced growth rates, could adversely affect our business and financial condition. Our operations require substantial cash, and we expect to continue significant spending to advance our product candidates. In unstable markets, we may be unable to raise additional capital on acceptable terms or at all, and we have no committed source of funding. Failure to obtain financing could force us to delay, scale back, or discontinue development programs.

Adverse economic conditions could also affect our manufacturers, suppliers, distributors, and other partners, impairing their ability to provide materials or services, and could increase our risk of uncollectible receivables.

Item 4. Information on the Company

4.A. History and Development of the Company

We were organized under the laws of the Kingdom of Denmark in August 2008 as a private limited liability company (Anpartsselskab, or ApS) and then transformed into a public limited liability company (Aktieselskab, or A/S), effective April 9, 2019. Prior to the transformation, on April 1, 2014, our legal name changed from Novvac ApS to Evaxion Biotech ApS. April 20, 2025, our legal name changed from Evaxion Biotech A/S to Evaxion A/S. We commenced operations in August 2008.

Our corporate website address is www.evaxion.ai. The information on, or that can be accessed through, our website is not part of and should not be incorporated by reference into this annual report or any other report we file or furnish to the U.S. Securities and Exchange Commission (“SEC”). We have included our website address as an inactive textual reference only. Our shares (ADSs) are traded on The Nasdaq Capital Market under the symbol “EVAX”.

The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

For additional information relating to the development of our company, see “Item 4.B. Information on the Company - Business Overview.” For additional information relating to the Company’s capital expenditures, see “Item 5.A. Operating and Financial Review and Prospects - Operating Results.”

4.B. Business Overview

General

Evaxion is a pioneering TechBio company based upon our proprietary AI platform, AI-Immunology™, which has been continuously developed and refined over the past 18 years. This validated and scalable platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccines for cancer and infectious diseases. We are planning to expand into autoimmune diseases as well.

Based upon AI-Immunology™, Evaxion has developed a pipeline of preclinical and clinical R&D-programs, including therapeutic cancer vaccines (both personal and off-the-shelf) and prophylactic vaccines against bacterial and viral diseases with high unmet medical needs. We are committed to transforming patients’ lives by providing innovative and targeted treatment options. Our pipeline contains vaccines against pathogens for which no vaccines exist today; S. aureus, Group A streptococcus, N. gonorrhoeae and cytomegalovirus.

Our purpose is simple: Saving and improving lives with AI-Immunology™ powered vaccines. We invest to fulfil this purpose and to create long-term value for our owners, patients and other stakeholders. As a business, we create and derive value both from our AI-Immunology™ platform and our pipeline of vaccine candidates under development. This sets us apart from traditional biotech companies basing their value only on development candidates and from tech companies with just a platform.

Platform and Technology

AI-Immunology™ can find targets and suggest vaccine designs that could not be identified with conventional methods. Further, it is faster, cheaper and more accurate and can be scaled for application towards more than 100 different diseases and used with different vaccine modalities. As such, the platform completely revolutionizes vaccine development compared to traditional approaches like reverse vaccinology. And it improves as iterative learning loops causes the platform to keep building on its aggregated learnings and improvements.

The predictive power of AI-Immunology™ stems from its ability to process and interpret vast amounts of complex biological data. These data are transformed into advanced algorithms that we believe can accurately predict cellular interactions and identify the right target to stimulate a relevant, potentially lifesaving protective immune response. We have established a direct link between the predictive power of the AI-Immunology™ platform and preclinical and clinical outcome.

We have developed our core technology to deeply understand the biological processes relevant for engaging the immune system. It enables broad applicability across diseases with immunological components. With deep insights into the biological processes of the immune system, we bridge technology, engineering expertise and drug development know-how to bring novel vaccines to patients.

AI-Immunology™ contains a number of AI prediction models. It features a unique modular building block architecture where the specific building blocks are used across the different prediction models. This means that improvements in individual building blocks will lead to improvements in all the AI prediction models where those building blocks are used. This, we believe, serves to further enhance the predictive capabilities of AI-Immunology™ and to ensure we will retain a differentiated position going forward.

Figure 1: The unique architecture of AI-Immunology™

Cancer Vaccines

AI-Immunology™ allows for development of different types of novel cancer vaccines targeting the disease with multiple approaches. vaccine EVX-01 is our most advanced cancer vaccine, currently being evaluated as a treatment for advanced melanoma (skin cancer).

EVX-01 targets so-called neoantigens most likely to generate a strong T-cell response and anti-tumor effect. Combining these neoantigens in vaccines activates the immune system to specifically target and kill tumor cells with potential high efficacy and no or very limited adverse effects on healthy non-cancer cells.

With AI-Immunology™, relevant neoantigens can be identified rapidly and with very high accuracy. As an example, 81% of the vaccine neoantigen targets in EVX-01 triggers a tumor-specific immune response, a substantially higher frequency than what has been reported for other similar vaccine candidates.

AI-Immunology™ also enables us to design precision cancer vaccines relevant also for patients not responding to conventional immunotherapies. We have developed new vaccine concepts targeting ERV (endogenous retrovirus) tumor antigens as our cancer vaccine candidates EVX-03 and EVX-04 both utilize ERVs.

ERVs are traces of ancient viruses embedded in our genome – viruses that infected our ancestors and incorporated themselves into our genome. This happened long ago (100K to millions of years). In normal cells, these traces of viruses lay dormant in the genome. Cancer cells, on the other hand, may express these old virus proteins, making them a perfect target for immunotherapy. AI-Immunology™ enables us to potentially utilize this to bring forward novel superior treatments.

AI-Immunology™ can identify and select vaccine targets from ERVs expressed in cancer cells, enabling the design of precision cancer vaccines for multiple specific cancer types. This concept leverages our unique data insights and expertise in identifying vaccine targets compatible with the diversity of the immune system. By selecting ERV fragments that match a broad spectrum of immune system profiles, these vaccines have the potential to be effective across a wide range of patients.

Infectious Disease Vaccines

AI-Immunology™ enables a highly innovative approach to development of vaccines to combat bacterial and viral diseases. This allows us to potentially design and develop vaccines for diseases for which no vaccines exist today, even despite decades of research. One example is gonorrhoea for which no vaccine is available, yet we have achieved preclinical Proof of Concept for our candidate EVX-B2, which is demonstrating strong efficacy against 50 clinically relevant bacteria strains.

Where traditional methods for vaccine development like reverse vaccinology relies heavily on previously tested antigens, AI-Immunology™ is trained to identify underlying protective feature patterns that enable the discovery of novel and unbiased targets. It can rapidly identify a broad range of vaccine antigens against almost any virus and bacteria, including drug-resistant bacteria.

Further, AI-Immunology™ has learned to filter out irrelevant proteins, narrowing the field of candidates from thousands to a few dozen proteins and reducing the burden on preclinical development.

A common problem when trying to combat bacterial diseases is the evolution of the bacterial genome that can occur in some bacterial pathogens. This makes it difficult to capture all pathogen strains with a single vaccine and therefore make an effective vaccine. AI-Immunology™ can solve this problem by leveraging genomic sequencing data to find important targets or domains that are present in the majority of clinical strains. By combining the correct antigens, the technology can provide broad protection and cover most, if not all, relevant strains.

For viral diseases, AI-Immunology™ predicts both cross-protective B-cell antigens and protective T-cell epitopes. This allows for a robust and durable antibody and cellular response – implying broader, more reliable and more future variant-agnostic vaccines.

The B- and T-cell antigens can be administered as individual components, but we can – uniquely - also further analyze the B-cell antigen sequence to identify sites where T-cell epitopes can be grafted into the protein. This produces a T-cell response while preserving B-cell antibody generation, which results in increased breadth, avidity, magnitude, and duration of the immune response. These identified antigens can be administered by any established vaccine delivery technology.

Strategy and Milestones

We specialize in target discovery and the early stages of development with a business model based on partnerships around both our platform and pipeline. Existing partnerships include a license agreement with Merck & Co., Inc., Rahway, NJ, USA (MSD), the world leader in vaccine development and commercialization, on EVX-B3, a vaccine candidate against an undisclosed bacterial pathogen. MSD, through their venture arm, is also a major shareholder in Evaxion.

In parallel with the AI-Immunology™ platform development, we have built a strong multidisciplinary capability set spanning the full value chain from target discovery to early clinical development. Our state-of-the-art wet-lab and animal facility gives us a unique opportunity for rapidly validating our AI predictions in preclinical models thereby, generating proprietary data as well as new pipeline assets.

The AI-Immunology™ platform together with our multidisciplinary capability set drives a clear differentiation for our AI driven approach to development of novel vaccine candidates and provides a strong value proposition towards potential partners

We have the internal capabilities and facilities to complete the entire process from early target discovery to clinical testing. As such, we are a one stop-shop for partner companies and capable of replenishing and advancing our own pipeline of potential new vaccines.

We have a strong track record of strategy execution and achieving our milestones. In 2026 we are pursuing the below milestones.

	Milestone	Target
EVX-01	Additional biomarker and immunogenicity data	H1
AI-Immunology™	New application for autoimmune diseases	H2
EVX-01	Three-year phase 2 clinical efficacy data	H2
EVX-04	Regulatory filing for phase 1 trial	H2
EVX-B4	Design and preclinical validation of antigens	H2

Figure 2: 2026 milestones

Markets

Evaxion operates in significant markets characterized by high-growth projections. Globally, the market for AI-based drug discovery is projected to grow to more than $40 billion by 2040, equaling a 25% average annual growth rate. Growth is reinforced by demand for AI solutions able to deliver advanced therapeutics, rising chronic disease prevalence, and increased R&D investment by pharmaceutical companies. We operate in this market by offering pharma companies our unified end-to-end AI-Immunology™ platform for target discovery, drug design, and validation.

The unmet medical needs we address are huge. Globally, ten million people die from cancer annually and close to eight million dies from infectious diseases. The rise of antimicrobial resistance further increases the threat of the latter. Addressing such massive medical challenges in turn offers significant commercial opportunities. The global cancer immunotherapy market is projected to grow to $229 billion by 2030, the market for infectious disease vaccines to $68 billion by 2031.

Figure 3: Global market forecast - targeting significant unmet needs and large markets

R&D Pipeline

Our pipeline of novel vaccine candidates is summarized below. Currently, it consists of three programs for cancer and six within infectious diseases, including the EVX-B3 program licensed to MSD. The AI-identified targets included in our different drug candidates can be delivered using any delivery modality, such as peptides, recombinant proteins, mRNA and our proprietary DNA-targeting technology, and we are building a diverse vaccine pipeline utilizing such different delivery modalities.

Figure 4: The Evaxion pipeline.

EVX-01

EVX-01 is a peptide-based personalized vaccine currently being evaluated as a first-line treatment of advanced melanoma (skin cancer) and is administered in combination with MSD’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab). The concept behind EVX-01 is believed to be applicable to several different types of cancer and has been granted Fast Track-designation by the US Food and Drug Administration (FDA).

EVX-01’s vaccine targets are neoantigens identified by AI-Immunology™ based on individual tumor profiles meaning that each and every patient get their own specific vaccine. The data generated to date are highly encouraging with two-year clinical efficacy data presented at the European Society for Medical Oncology (ESMO) Congress 2025. The data showed a 75% Objective Response Rate, a 25% Complete Response Rate and immune activation observed in all patients with 81% of EVX-01’s vaccine targets triggering a specific response. Moreover, a durable clinical benefit was observed as 92% of patients were still responding at 24 months follow-up and no relapses were observed. Further, 54% of patients had a deepened response during treatment, improving from stable disease or partial response to partial or complete response. Tumor reduction (target lesions) was observed in 15 out of the 16 patients enrolled in the trial. Data also confirmed EVX-01 to be a well-tolerated treatment.

Figure 5: Two-year clinical data form the EVX-01 phase 2 study

A one-year extension to the phase 2 trial, in which EVX-01 will be administered as monotherapy, is expected to read out in the second half of 2026, providing three-year clinical efficacy data. This may provide further insights into potential enhanced treatment effects and durability of induced immune response and as such further strengthen EVX-01’s already strong clinical data package. This will also be supplemented by additional biomarker and immunogenicity data expected to be presented at a scientific conference in the first half of 2026.

EVX-03

EVX-03 is a targeted DNA personalized cancer vaccine candidate for treatment of solid tumors, e.g. several different types of cancer. It is the first ever vaccine candidate combining personalized neoantigens and endogenous retrovirus (ERV) antigens and contains a proprietary targeting unit that directs the antigens to the relevant immune cells.

EVX-03 has induce antitumor immunity with complete responses in mouse tumor models. The antitumor effect has been obtained in both prophylactic and therapeutic models. EVX-03 induces strong and durable neoantigen- and ERV-specific T-cell responses with and additive effect of combining with anti-PD1 agents in mice.

EVX-04

EVX-04 is an off-the-shelf therapeutic cancer vaccine candidate for Acute Myeloid Leukemia (AML). It targets tumor-specific antigens derived from ERVs and is planned to be investigated in a first-in-human study in AML patients unfit for allogeneic stem cell transplantation in combination with azacitidine and venetoclax. The novel targets and therapeutic modality may allow for increased durability of clinical response. We plan to carry out preparation for a phase 1 trial with EVX-04 and expect to submit regulatory filing for this trial before end of the year.

Using sequencing data from AML patients, the AI-Immunology™ platform first identified ERV tumor antigens and then mined these to determine smaller fragments with the potential for immune recognition when designing EVX-04. From the five million ERV antigens fragments discovered, AI-Immunology™ combined and selected 16 optimal sets of ERV fragments based on their cross-patient relevance and immunogenic potential. All 16 ERV fragments included in EVX-04 elicit a specific immune response (figure 6) and EVX-04 prevents tumor growth in preclinical tumor models. No EVX-04 related toxicity or off target effects have been observed in mice.

Figure 6: all 16 EVX-04 ERV antigen fragments induce a specific immune response in healthy donors.

The data-driven target selection ensures that EVX-04 provides broad tumor coverage regardless of immune and tumor ERV antigen differences across patients. Thus, EVX-04 is developed as an off-the-shelf vaccine preproduced and ready for immediate administration after diagnosis. The same concept is broadly applicable across cancers where immunotherapies remain inadequate and conserved immunogenic antigens can be identified.

EVX-B1

EVX-B1 is a multi-component prophylactic vaccine targeting Skin and Soft Tissue Infections (SSTI) with S. aureus (SA) bacteria. It is designed to act against SA across multiple parameters, ensuring potential high efficacy, high immunogenicity and targeting of functionality.

EVX-B1 targets essential toxins and major virulence factors widely present and conserved in relevant clinical strains. It has the potential to be applied both as a prophylactic and therapeutic vaccine. No prophylactic SA vaccine is available today.

Preclinical data gathered to date documents that EVX-B1 protects against surgical site infections in minipigs and protects against lethal sepsis (Figure 6) and skin infections in mice. Immunized mice clear the infection from internal organs and EVX-B1 induces a long-lasting immune response in mice.

Figure 7: EVX-B1 induces protection in a mouse sepsis model.

EVX-B2

EVX-B2 is a multi-component prophylactic vaccine against gonorrhea bacteria. We are developing it with two different modalities; protein and mRNA. The mRNA-version is developed for low-and middle-income countries in collaboration with Afrigen Biologics. Also, for gonorrhea, no prophylactic vaccine exists today.

EVX-B2 contains antigens that are present in all 1,200 published N. gonorrhoeae (Ng) genomes analyzed. This implies potential efficacy against bacteria strains globally. It has a unique Mode of Action as it kills off bacteria by targeting its cell division processes.

In mouse infection models, EVX-B2 induces strong protective efficacy (Figure 8) and bactericidal analyses demonstrate that EVX-B2 induces killing against 50 clinically relevant Ng strains.

Figure 8: EVX-B2 induce significant protection against challenge in a N. gonorrhoeae colonization mouse model.

EVX-B3

EVX-B3 addresses a serious global medical issue by targeting a bacterial pathogen associated with repeated infections. It was initially discovered in a collaboration with MSD entered in September 2023.

In September 2025, MSD exercised its option to license EVX-B3, marking the first time ever an AI-designed vaccine candidate was licensed by a pharmaceutical company.

As per the license agreement, Evaxion is eligible for future development, regulatory and sales milestone payments of up to $592 million, as well as royalties on net sales. MSD has assumed full responsibility and will carry all costs for the further development EVX-B3.

EVX-B4

EVX-B4 is a prophylactic vaccine against Group A Streptococcus (GAS). It was added to our R&D pipeline in June 2025 after initial computational analysis demonstrated that AI-Immunology™ can identify novel vaccine targets to combat GAS. We currently focus on identification and testing of novel antigens for immunogenicity, functionality and protection in mouse models and in vitro assays. Design and preclinical validation of antigens for the vaccine candidate is expected to be concluded in the second half of 2026.

This is another great example of how AI-Immunology™ has the potential to identify novel approaches to combatting diseases for which no treatments exist despite decades of research: Development and testing of potential GAS vaccines can be traced back to 1923, yet no vaccine exists today.

EVX-V1

EVX-V1 is a next-generation, multi-component prophylactic vaccine candidate against cytomegalovirus (CMV). It combines novel AI-Immunology™ discovered antigens with AI-optimized versions of established CMV vaccine antigens. EVX-V1 is being developed to combat CMV infection in connection with e.g. solid organ transplants.

The newly discovered and thus previously unexplored CMV-antigens induce specific immune responses, inhibit viral infection and reduce cell-to-cell spread in cellular and animal viral infection models. These are significant discoveries since very few protective CMV-antigens have been identified despite decades of intensive research.

As an example of the improved versions of well-established CMV vaccine components to combine with our novel antigens, we have developed an AI-optimized proprietary prefusion glycoprotein B (gB) antigen. Our optimized version demonstrates superior performance compared to the traditional gB antigen, including enhanced CMV neutralization.

Through the combination of different antigens, EVX-V1 attacks the virus from multiple, complementary angles. This broader multi-targeted strategy is expected to strengthen the protective potential of the future vaccine.

Our Management Team

We have a seasoned and broadly skilled management team with decades of combined experience from the global biotech and pharmaceutical industry.

Chief Executive Officer Dr Helen Tayton-Martin joined Evaxion on November 24, 2025. Holding a Ph.D. in molecular immunology, and an MBA from London Business School, Helen Tayton-Martin was a co-founder of cancer-focused biotech company Adaptimmune, where she served as Chief Operating Officer and later Chief Business & Strategy Officer during her 17 years with the company. Through this time, she oversaw transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its Nasdaq IPO. Dr. Tayton-Martin was responsible for all Adaptimmune’s strategic partnerships including those with Astellas, Genentech, a member of the Roche Group, GlaxoSmithKline and Galapagos NV.

Prior to Adaptimmune, Dr. Tayton Martin spent 15 years working within the pharma, biotech and consulting environments for various companies. She also previously served as a non-executive director of Trillium Therapeutics Inc. from October 2017 through to the sale of the company in November 2021 to Pfizer Inc.

Chief Science Officer (CSO) Birgitte Rønø joined in 2017 and was appointed CSO in 2021. Dr. Rønø has more than 25 years’ experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with preclinical and biomarker expertise.

Chief Financial Officer Thomas Schmidt was permanently appointed in November 2025, having joined Evaxion on an interim basis on November 1, 2024. Mr. Schmidt has more than 30 years of financial management experience from across different industries with more than 25 years of these being based in the life science industry including roles as country Managing Director and country Chief Financial Officer in Roche and Group CFO in Ambu.

Founder Andreas Holm Mattsson serves as Chief AI Officer at Evaxion, where he’s been at the forefront in silico-based vaccine target discovery. He has played a key role in developing AI-Immunology™ platform. Andreas has a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.

Manufacturing

Evaxion does not maintain our own manufacturing capacity. Instead, we utilize one or more contract manufacturers to manufacture relevant investigational drugs. We source from suppliers we believe have sufficient capacity to meet our demands. However, there is a risk that if such supply was interrupted, it would materially harm our business.

We do not have, and we do not currently plan to acquire or develop, the facilities or capabilities to manufacture drug substances. We rely on third-party manufacturers to produce the drug substances required for our preclinical and clinical trials and expect to continue to rely on third parties to manufacture and test trial drug supplies for the foreseeable future.

Our contract suppliers manufacture drug substance for our development candidates for trial use in effort to comply with current good manufacturing practice (“cGMP”), applicable local regulations and similar foreign requirements. cGMP and similar foreign requirements include requirements relating to organization of personnel; buildings and facilities; equipment; control of components and drug product containers and closures; production and process controls; packaging and labeling controls; holding and distribution; laboratory controls; records and reports; and returned or salvaged products.

The manufacturing facilities for our drug candidates must be in compliance with cGMP requirements and similar foreign requirements, Our third-party manufacturers may also be subject to periodic inspections of facilities by the FDA, the EU member states competent authorities, and other authorities, including reviews of procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

We also contract with additional third parties for the filling, labeling, packaging, testing, storage and distribution of our drug candidates. We employ personnel with the scientific, technical, production, quality and project management experience required to oversee our third-party suppliers and to manage manufacturing, quality data and information for regulatory compliance purposes.

Third-Party Collaboration

Evaxion’s strategy is based on extensive third-party collaboration across all areas of our business from research to business development and partnering. Thus, we are engaged in a number of collaborations with both scientific and business partners.

We are collaborating with MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) through their licensing of EVX-B3. MSD carries all cost and risk related to the development and subsequent potential approval and commercialization of EVX-B3 with Evaxion eligible for milestone payments up to $592 million as well as royalties on net sales. MSD has also been supplying its anti-PD-1 therapy KEYTRUDA® for the phase 2 trial with EVX-01. We will continue to collaborate with MSD as the data matures.

In the EVX-B2 program we are collaborating with Afrigen Biologics to develop an mRNA-based gonorrhea vaccine for low and middle income countries (LMICs). Following the validation phase, the partners will negotiate a subsequent agreement for clinical development and commercialization, with the opportunity to bring in additional partners. Afrigen Biologics will be responsible for the development and commercialization of the resulting mRNA vaccine in LMICs and African territories.

In 2025, we initiated a collaboration with the Gates Foundation based on applying our AI-Immunology™ platform to identify and combine various antigens to combat polio virus and develop design options for a potential new vaccine construct. We remain in dialogue with the foundation about this project and could potentially expand to collaboration to include other new projects as well.

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

A sponsor seeking approval to market and distribute a new drug or biological product in the United States generally must satisfactorily complete each of the following steps:

●	preclinical laboratory tests, animal studies and formulation studies all performed in accordance with applicable regulations, including the FDA’s good laboratory practice, or GLP, regulations;

●	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

●	approval by the institutional review board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;

●

performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance applicable regulations, including with good clinical practice, or GCP, regulations;

●

preparation and submission to the FDA of a NDA for a drug product, or a biologics license application, or BLA, for a biological product requesting marketing approval for one or more proposed indications, including submission of detailed information on the manufacture and composition of the product in clinical development, evidence of safety, efficacy, purity and potency from preclinical testing and clinical trials, and proposed labeling;

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

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our investigational medicines and any future investigational medicines will be granted on a timely basis, or at all.

Preclinical Studies and IND Application

Before testing any drug or biological product candidate in humans, the product candidate must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as animal studies to evaluate the potential for activity and toxicity. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, are submitted to the FDA as part of an IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about the product or conduct of the proposed clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and places the trial on a clinical hold. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns before the clinical trial can begin.

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

Review and Approval of an NDA or a BLA

The results of product candidate development, preclinical testing and clinical trials, including negative or ambiguous results as well as positive findings, are submitted to the FDA as part of an NDA or a BLA requesting a license to market the product. These applications must contain extensive manufacturing information and detailed information on the composition of the product and proposed labeling. The FDA charges drug and biologic product manufacturers user fees, which are adjusted on an annual basis in accordance with the Prescription Drug User Fee Act, or PDUFA. The fee for the submission of an NDA or BLA for which clinical data is substantial (for example, for the fiscal year 2025 this application fee exceeds $4.1 million), and the sponsor of an approved NDA or BLA is also subject to an annual program fee, currently more than $400,000 per program. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

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

Under the Pediatric Research Equity Act, or PREA, as amended, a BLA or supplement to a BLA must contain data that are adequate to assess the safety and efficacy of the product candidate for the claimed indications in all relevant pediatric populations and to support dosing and administration for each pediatric population for which the product is safe and effective. The FDA may grant deferrals for submission of pediatric data or full or partial waivers. The Food and Drug Administration Safety and Innovation Act, or the FDASIA, enacted in 2012, made permanent PREA to require a sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the Phase 3 or Phase 2/3 clinical trial. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the PSP. A sponsor can submit amendments to an agreed upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs.

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

The Committee for Advanced Therapies, or CAT, is responsible in conjunction with the CHMP for the evaluation of ATMPs. The CAT is primarily responsible for the scientific evaluation of ATMPs and prepares a draft opinion on the quality, safety and efficacy of each ATMP for which a MAA is submitted. The CAT’s opinion is then taken into account by the CHMP when giving its final recommendation regarding the authorization of a product in view of the balance of benefits and risks identified. Although the CAT’s draft opinion is submitted to the CHMP for final approval, the CHMP may depart from the draft opinion if it provides detailed scientific justification. The CHMP and CAT are also responsible for providing guidelines on ATMPs and have published numerous guidelines, including specific guidelines on gene therapies and cell therapies. These guidelines, which are not legally binding, provide additional guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs and include, inter alia, the preclinical studies required to characterize ATMPs, the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long-term efficacy and potential adverse reactions of ATMPs.

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

European Union Regulatory Exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten- year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

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

Human Cells and Tissues

Human cells and tissues that are intended for human applications but that do not fall within the scope of rules governing medicinal products or medical devices are not subject to premarket review and approval, nor do they require extensive preclinical and clinical testing. However, there are European Union rules governing the donation, procurement, testing and storage of human cells and tissues intended for human application, whether or not they are ATMPs. These rules also cover the processing, preservation and distribution of human cell and tissues that are not ATMPs. Establishments that conduct such activities must be licensed and are subject to inspection by regulatory authorities. Such establishments must implement appropriate quality systems and maintain appropriate records to ensure that cells and tissues can be traced from the donor to the recipient and vice versa. There are also requirements to report serious adverse events and reactions linked to the quality and safety of cells and tissues. More detailed rules may exist at the national level.

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

●

analogous state and foreign laws and regulations, such as state anti-kickback, false claims laws, and sunshine acts, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.

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

For the AI-Immunology™ model; EDEN™, we file patents to protect vaccine antigens identified, vaccine compositions, antibodies, and antibody compositions as well as methods for prophylactic treatment of infectious diseases where the vaccine antigens and antibodies constitute the active ingredient. We file applications relating to several vaccine targets for each infectious agent causing the diseases and prosecute those antigens that have shown greatest promise as protective antigens in animal models. Our patent strategy for the EDEN™ technology also entails identification of optimal combinations of vaccine antigens as well as identification of specific vaccine formulations and modes of immunization that can be made the subject of second- and later generation patent applications that protect the final marketed product. Furthermore, we have one patent family pending covering the EDEN™ method itself.

For the AI-Immunology™ model; RAVEN™, we have filed patent applications related to some aspects of the method for viral vaccine design as well as product claims related to viral vaccines designed by RAVEN™ thus harboring unique features of the RAVEN™ design. However, the core functionality of RAVEN™ is protected by trade-secret and not patents as we have assessed that disclosure of methods do not outweigh the benefit of obtaining patent protection.

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

Patent Portfolio

As of December 31, 2025, we owned a total of 28 patent families, of which 5 are currently in their priority year or international phase and we own several granted patents in the United States (15), Germany (4), France (4), Spain (2), Great Britain (6) and 2 European unitary patent (in force 17 EU-member states) and have 83 pending national/regional applications.

So far, none of our granted patents has been subject to opposition, administrative reexamination, inter partes review, invalidity actions, or similar actions aiming at revoking or restricting the scope of a granted patent.

The patent portfolio related to our most advanced product candidates and technologies as of December 31, 2025, are summarized below.

EVX-01

EVX-01 is protected by trade secrets, patent applications related to, and the proprietary nature of the AI-Immunology™ model; PIONEER™. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-01 currently includes one patent family directed to a method of treating cancer in a patient using neopeptides (EVX-01). The patent application has entered national phase in CA, CN, US, EP, JP and is granted in AU. We expect the patent family to lapse in January 2040.

EVX-02

EVX-02 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER™ models. In addition to IP protection of the PIONEER™ model, our patent portfolio related to EVX-02 currently includes two patent families. The first patent family is claiming a method directed at inducing an anti-cancer immune response in patients by administrating the EVX-02 vaccine concept comprising DNA plasmid and poloxamer 188, a novel adjuvant. The second patent family is directed at a method of inducing and anti-cancer immune response in patients by administrating the EVX-02 plasmid alone. Both patent families are in national phase in EP, CA, CN, US, JP and AU. One patent is granted in JP. The first patent family is expected to lapse in March 2040 and the second in December 2040.

EVX-03

EVX-03 is protected by trade secrets, patent applications related to, and the proprietary nature of the PIONEER™ model. Furthermore, due to the similarities between our two DNA-based cancer vaccines, EVX-03 and EVX-02, our patent families covering EVX-02 also applies to EVX-03. In addition, one patent family has been filed that specifically relates to the targeting unit, unique to EVX-03. The patent family is a composition of matter application directed to the EVX-03 product concept. The patent family has national applications pending in the following Jurisdictions: AU, CA, CN, EP, JP and US. We expect that the patent rights will lapse in April 2041.

EVX-04

EVX-04 is protected by is protected by one patent family. The family is directed at a vaccine composition comprising hERV derived protein sequences useful for vaccination against AML. The patent family is in international phase (PCT) and is expected to lapse in 2045.

EVX-B1

Our patent portfolio related to EVX-B1, includes five patent families. The patent families are composition of matter patents, or methods for inducing anti S. aureus immunity, directed against compositions comprising one or more S. aureus antigens. The first patent family comprise five issued patents in the US, one in DE, one in FR and one in GB as well as one pending application in EP. The patent family is expected to expire in April 2032. The second patent family comprises one US patent, one European unitary patent (in force 17 EU-member states), one ES patent, one GB patent and one US and one EP pending applications. We expect the patent family to lapse in December 2034. The third patent family comprises one US, one GB, one DE and one FR registered patents. We expect the family to lapse in February 2037. Our fourth EVX-B1 related patent family comprises two issued US patents as well as pending applications in EP. We expect this patent family to lapse in July 2037. The fifth family claims a composition used for vaccination against S. aureus comprising our EVX-B1 vaccine. The application has entered national phase in AU, CA, CN, EP, JP and US. We expect this patent family to lapse in 2042.

EVX-B2

Our Patent portfolio related to EVX-B2 comprise two patent families. Both families are directed against antigens useful in vaccines against N. gonorrhoeae. The first patent family is at national stage and contains pending applications in EP and the US. Subject to grant, we expect these patents to expire in 2041. The second family has entered national phase in AU, CA, CN, EP, JP, ZA and US. We expect that pending applications, if granted, will be in force until 2042.

EVX-V1

The EVX-V1 product is protected by two patent families disclosing antigens and variants useful in a CMV vaccine. The first patent family is in international phase (PCT) and is, upon entry into national phase, expected to lapse in September 2044. The second family is still in priority year and will, if filed as a patent application and eventually granted (e.g. PCT application), be expected to be in force until 2046.

PIONEER™

The AI-Immunology™ model: PIONEER™ is mainly protected as a trade secret as computational methods are complicated to patent and protect from infringement. However, our current patent portfolio comprises one patent family related to PIONEER™ covering some aspects that are important for neoantigen selection and detectable for infringement and one patent family directed at a method for T-cell epitope identification. The first patent family is directed against a method for selecting and de- selection of neoantigens for treatment of cancer comprising the SLICE model used in PIONEER for epitope prioritization. The patent family have pending applications in AU, CA, CN, EP, JP and US. We expect the family to lapse in July 2041. The second family is directed against as method for identifying antigens (including neoantigens) using the AI-framework used in PIONEER™ for MHC ligand identification. The patent family is currently in priority year.

ObsERV™

The AI-Immunology™ model: ObsERV™ is, like the PIONEER™ model, protected by trade-secrets and one patent family. The family supplements the identification of neoantigens with a system for identifying highly immunogenic epitopes from human endogenous retroviral sequences, or hERVs, and other normally non-expressed tumor specific epitopes found in the human genome and use these to treat cancer. The patent discloses a method for deselecting potentially harmful and non-immunogenic hERV epitopes. This patent application is currently in national phase in AU, CA, CN, EP, JP and US.

RAVEN™

Our AI-Immunology™ model; RAVEN™, is in addition to trade secrets and the proprietary nature of the model, protected by two patent families. The first patent family is a composition of matter family directed to the vaccine delivery concept that can be utilized together with the RAVEN™ model. The family comprise one AU, one CA, one CN, one, EP, one JP and one US patent application. We expect the patent family to lapse in July 2041. The second patent family also a matter of composition patent aimed at a vaccine product designed from analyzing genomes of pathogens by the RAVEN™ model. The patent family comprise one EP and one US patent application. We expect the patent family to lapse in 2042.

EDEN™

Our AI-Immunology™ model EDEN™, has provided input for multiple patent applications within our bacterial vaccine portfolio. The model itself is been kept as trade-secret.

In-Licensing

We have pursued a strategy of identifying and in-licensing third-party patents that we believe are complementary to or otherwise interact synergistically with our own intellectual property portfolio. On November 30, 2020, we entered into a CAF®09b Supply, Patent Know How Trademark License Agreement with Statens Serum Institut, or SSI, which will grant us an exclusive, royalty-bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER™ identified neopeptides. Pursuant to the terms of the agreement, we or our affiliates may import, have imported, export, have exported, formulate or have formulated, commercialize, market, use, offer for sale, sell, have sold, supply, or have supplied PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant, but not, on a stand-alone basis, the licensed adjuvant. The license specifically excludes any manufacturing rights to the licensed adjuvant, unless the license is extended and the license further excludes any research and development in relation to the licensed adjuvant other than where such research and development is in connection with and for the purpose of research and development in respect of PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant.

Pursuant to the SSI agreement, we have rights to three issued United States patents and other patents and patent applications in jurisdictions outside the United States.

The SSI license requires us to pay to SSI an upfront licensing fee equal to €50,000. In addition, in the event we commercialize any PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant on our own, we are required to pay SSI a royalty on net sales in the low teens. The royalty term extends for a fixed period of 10 years commencing on the first calendar day of the calendar month following the first commercial sale of a PIONEER™ derived cancer vaccine administered together or in combination with the licensed adjuvant. Upon expiration thereof, the SSI license shall be deemed to be fully paid up, royalty-free, irrevocable and perpetual with respect to such vaccine. However, if any PIONEER™ derived cancer vaccine administered together or in combination with licensed adjuvant are commercialized by one of our partners, if any, we are required to pay SSI a percentage of any out-licensing revenue (milestones and royalties) earned by us and our affiliates. The size of the income share due to SSI shall be determined and reflect the extent to which we have invested in carrying out the Phase 2 and Phase 3 clinical trials in respect of the PIONEER™ derived cancer vaccines administered together or in combination with licensed adjuvant prior to entering into a sub-license agreement. If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 2 clinical trial, we are required to pay to SSI a percentage of any sublicensing income in an amount in the lower double-digit range.

If we enter into a sublicense agreement with a partner on our EVX-01 product candidate subsequent to the initiation of a Phase 3 trial, we are required to pay to SSI a percentage of any sublicensing income in the mid-teens range. The agreements states that if we enter into a sublicense agreement with a partner on our EVX-01 product candidate without initiating Phase 2 trial, we are required to pay to SSI a percentage of any sublicensing income in the mid double-digit range. We have initiated a Phase 2 trial, hence this term is no longer relevant. Prior to any out-licensing commercialization of EVX-01, we are not required to make any additional payments to SSI outside of the €50.000 upfront fee mentioned above.

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

Further on June 27, 2024, the Company entered into an updated CAF®09b Patent, Know How & Trademark License Agreement with SSI (the “License Agreement”), which replaces the original agreement entered into November 30, 2020. The License Agreement grants the Company an exclusive, royalty bearing sub-licensable license to a product comprising SSI’s adjuvant technology CAF®09b and PIONEER™ identified neopeptides. The License Agreement has been updated among other things to reflect for better commercial terms for the Company.

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

Competition

We compete in an industry characterized by rapidly advancing technologies, intense competition and a complex intellectual property landscape. We face potential substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions.

More specifically, we could face competition both on our AI-Immunology™ platform and our individual development candidates. Such competition could, in theory, come from a broad range of players active in AI-based target discovery for novel immunotherapies.

We face competition from several companies developing AI platforms and software. However, because most of these companies are not necessarily focused on developing therapeutic drug candidates centered around neoantigens, ERV antigens or bacteria or viral antigens, we do not consider the majority of them to be our direct competitors.

In principle, each of our R&D programs could face direct competition from other large and specialty pharmaceutical and biotechnology companies with drug candidates in development or on the market targeting the same indications and patient populations.

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

4.C.          Organizational Structure

Certain of our operations are conducted through our wholly owned subsidiaries, Evaxion Biotech Australia Pty Ltd (Australia) and Evaxion Biotech, Inc., in Australia and the United States, respectively, both of which are listed in Exhibit 8.1 to this annual report.

4.D.          Property and Equipment

Our material tangible fixed assets relate to leased facilities, which are recognized and measured as right-of-use assets in the consolidated financial statements. We do not own any of our facilities.

Our corporate headquarters is located in Hørsholm, Denmark.

In October 2020, the Company entered a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the lease of the laboratory space is August 13, 2021, and the lease continues for a term of 10 years. Both leases have a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

5.A. Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited financial statements and the related notes thereto included elsewhere in this annual report as well as the discussion in the Business section of this annual report.

Our financial information is presented in our presentation currency, United States Dollar (USD). Our functional currency is the Danish Krone (DKK). Some DKK amounts in this discussion and analysis have been translated solely for convenience into USD at an assumed exchange rate of DKK 6.3527 per $1.00, which was the official exchange rate of such currencies as of December 31, 2025, rounded to four decimal places.

In addition to historical information, the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather reflect our plans, estimates, assumptions and projections about our industry, business and future financial results.

Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those set forth in the “Item 3.D. Key Information - Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections and elsewhere in this annual report.

The financial statements as of December 31, 2025, and 2024 and for the years ended December 31, 2025, and 2024 were prepared in accordance with IFRS, as issued by the IASB.

The discussion included in the following sections covers our operating results in 2025 compared with 2024. For the discussion of our operating results in 2024 compared with 2023, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on April 1, 2025.

Overview

For a description of business highlights in 2025, please refer to “Item 4B. Information on the Company—Business Overview.”

Selected Financial Data

The selected historical consolidated financial information for the years ended December 31, 2025, and 2024 and the selected statements of financial position data as of December 31, 2025, and 2024 have been derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion included below.

Consolidated Statements of Comprehensive Loss Data

	Years Ended December 31,
	2025	2024
	(USD in thousands, except per share data)
Consolidated Statement of Comprehensive Loss Data:
Revenue	$7,528	$3,344
Research and development expenses	(9,975)	(10,457)
General and administrative expenses	(6,787)	(7,619)
Operating loss	(9,234)	(14,732)
Finance income	6,355	6,500
Finance expenses	(5,736)	(3,123)
Net loss before tax	(8,615)	(11,355)
Income taxes	908	788
Net loss for the period	$(7,707)	$(10,567)
Net loss attributable to equity holders of Evaxion A/S	$(7,707)	$(10,567)
Loss per share – basic and diluted	$(0.02)	$(0.20)
Number of shares used for calculation (basic and diluted)	320,406,391	53,644,483

Consolidated Statements of Financial Position Data

	December 31,
	2025	2024
	(USD in thousands)
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	$23,234	$5,952
Total assets	28,408	12,485
Total liabilities	11,369	14,137
Share capital	15,791	10,516
Other reserves	127,492	106,369
Accumulated deficit	(126,244)	(118,537)
Total equity (deficit)	17,039	(1,652)
Total liabilities and equity (deficit)	$28,408	$12,485

Key Components of Our Results of Operations

Revenue

Revenue primarily consists of licenses and services revenue earned as part of an option and license agreement and collaborative research agreement with MSD (tradename of Merck Sharp & Dohme LLC). Licenses revenues are recognized from non-refundable, up-front fees allocated to the license of intellectual property. Services revenues are recognized as we provide research and development services to the customer for achievement of development milestones under the option and license agreement. In addition to revenue earned from the agreement with MSD, the Company recognized grant revenue received from the Gates Foundation.

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

The research activities are comprised of activities performed before filing an Investigational New Drug, or IND, or equivalent and necessary preclinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. We record accruals for estimated research and development costs, including payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid expenses or accrued expenses.

For the year ended December 31, 2025, substantially all of our third-party expenses were related to the development of product candidates in conjunction with our AI platforms. We deploy our personnel and facilities across all of our research and development activities. Costs incurred directly for individual programs consist primarily of trial and product production-related costs. Other costs such as share-based compensation, personnel and facilities expenses, which are not directly attributable to individual programs, are allocated between research and development and other functions and recorded as incurred.

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and communicating with our personnel to identify services that have been performed on our behalf by third-party service providers and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. Payments for these services are based on the terms of individual agreements and payment timing may differ significantly from the period in which the services were performed. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. In accruing service fees, we estimate the period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period.

We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical and non-clinical studies, and clinical trials of our product candidates due to the inherently unpredictable nature of preclinical and clinical development.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. No deferred tax assets are recognized for our losses carried forward because there is currently no indication that we will make sufficient profits to utilize these tax losses.

Research and development tax credits are available to the Group under the tax laws of Denmark and Australia respectively, based on qualifying research and development expenses as defined under those tax laws. Tax credits not exceeding the corporate tax rate are recognized as a reduction of income tax expense. Tax credits in excess of the corporate tax rate are classified as government grants. Tax credits are accrued for the year based on calculations that conform to Danish research and development programs. The current tax credits amount to 108% (2025).

Results of Operations

Comparison of the years ended December 31, 2025 and 2024:

	Years Ended December 31,		Change
	2025	2024	2025 vs 2024

	(USD in thousands)
Revenue	$7,528	$3,344	$4,184
Research and development expenses	(9,975)	(10,457)	482
General and administrative expenses	(6,787)	(7,619)	832

Operating loss	(9,234)	(14,732)	5,498
Finance income	4,616	6,500	(1,884)
Finance expenses	(3,997)	(3,123)	(87)

Net loss before tax	(8,615)	(11,355)	2,740
Income taxes	908	788	120

Net loss for the year	$(7,707)	$(10,567)	$2,860

Revenue

Revenues were $7.5 million for the year ended December 31, 2025, compared to $3.3 million for the year ended December 31, 2024. The increase in revenue was primarily due to revenue recognized upon exercise under the option and license agreement with Merck & Co., Inc., as well as an additional $0.1 million in revenue recognized from a grant from the Gates Foundation.

Research and Development

Research and development expenses were $10.0 million for the year ended December 31, 2025, compared to $10.5 million for the year ended December 31, 2024. The decrease in research and development expenses was primarily due to a decrease in external spending of $1.4 million, offset by increased employee-related expenses of $0.9 million.

General and Administrative

General and administrative expenses were $6.8 million for the year ended December 31, 2025, as compared to $7.6 million for the year ended December 31, 2024. The decrease was primarily due to external costs related to legal fees, professional fees, and costs related to capital raises.

Finance Income

Finance income for the year ended December 31, 2025, consists primarily of recognized gains of $1.1 million from remeasurement of derivative liability related to the 2025 and 2024 Investor Warrants, $2.6 million from the gain on conversion of the EIB loan, foreign currency gains of $0.7 million, and interest income of $0.2 million.

Finance income for the year ended December 31, 2024, consists primarily of recognized gains of $5.5 million from remeasurement of derivative liability related to the 2024 Investor Warrants and 2023 SPA Warrants and foreign currency gains of $0.5 million, a gain from changes in fair value of liability-classified warrants of $0.2 million, and interest income of $0.3 million.

Finance Expenses

Finance expenses for the year ended December 31, 2025, were $4.0 million, compared to $3.1 million for the year ended December 31, 2024. The increase in finance expenses was primarily driven by an increase in unrealized losses of $0.7 million due to the remeasurement of derivative liability of the 2025 and 2024 Investor Warrants, as well as an increase of $0.3 million in foreign currency exchange losses, partially offset by a decrease in interest expense of $0.1 million.

Income Taxes

The income tax benefits were $0.9 million for the year ended December 31, 2025, compared to $0.8 million for the year ended December 31, 2024. Our effective tax rates for the year ended December 31, 2025, and 2024 were different from the Danish effective statutory tax rate of 22% as only expected tax receivables from R&D tax schemes in Denmark and Australia are recognized.

5.B. Liquidity and Capital Resources

For the discussion of Liquidity and Capital Resources for the year ended December 31, 2024, reference is made to “Item 5. Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F, filed with the SEC on April 1, 2025.

Liquidity and Capital Resources

Overview

As a pioneering TechBio company using artificial intelligence to decode the human immune system and develop novel vaccines for cancer, bacterial diseases, and viral infections we are exposed to a variety of financial risks including liquidity risks. We have incurred significant losses and negative cash flows from operations since our inception. We generated revenues of $7.5 million, and $3.3 million, for the years ended December 31, 2025, and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $126.2 million and expect to continue to incur significant losses for the foreseeable future.

As of December 31, 2025, and December 31, 2024, our available liquidity, comprised of cash and cash equivalents, was $23.2 million and $6.0 million, respectively and our total equity was $17.0 million and $(1.7) million, respectively. We have in the period ended December 31, 2025, generated revenues $7.5 million primarily from our license agreement with Merck Sharpe Dome (MSD).

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

With our current cash position, planned cash outflows from operating, investing and financing activities, we believe we will have sufficient funds into second half of 2027. If we are successful in delivering business development deals or partnership agreements during 2026, we will further extend our cash runway. Additionally, funding could also come through grants, equity offerings or use of other financing transactions or through investor warrants being exercised.

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

In July 2025, we reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close the day before the announcement. The agreement immediately increased our equity by $4.1 million (€3.5 million), bolstering our capital structure. Further, it substantially reduced our overall liabilities, simplified our balance sheet and improved our financial flexibility as well as future cash flow.

In October 2020, we entered into a lease for office and laboratory space in Hørsholm, Denmark. The commencement date office space was February 1, 2021, and a term of 10 years. In October 2020, we entered a lease agreement for additional laboratory space, in Hørsholm, Denmark. The commencement date for the lease was August 13, 2021, for a term of 10 years.

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

On June 7, 2022, we entered into a purchase agreement (the Purchase Agreement), with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which we have the right, but not the obligation, to sell to Lincoln Park up to $40.0 million of our ordinary shares, DKK 1 nominal value, represented by ADSs, subject to certain limitations, from time to time over the 36-month period commencing on the date that a registration statement covering the resale of the ADSs is declared effective by the SEC. In connection with the execution and delivery of the Purchase Agreement, we issued 428,572 ordinary shares represented by ADSs to Lincoln Park as consideration for a commitment fee of $1.2 million for Lincoln Park’s commitment to purchase ordinary shares represented by ADSs under the Purchase Agreement (Commitment Shares). In the Purchase Agreement, Lincoln Park represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, or the Securities Act). The securities were sold by the Company under the Purchase Agreement in reliance upon an exemption from the registration requirements under the Securities Act afforded by Section 4(a)(2) of the Securities Act. The LPC Purchase Agreement has expired as of July 1, 2025.

On July 31, 2023, we entered into a financing agreement with Global Growth Holding Limited (“GGH”), for the issuance of convertible notes into the Company’s ordinary shares represented by ADSs, DKK 1 nominal value. Pursuant to the agreement, we may elect to sell to GGH up to $20.0 million in such notes on any business day over the 36 month term of the agreement. We have the right, but not the obligation to direct GGH to purchase traches of up to $0.7 million, subject to certain limitations and conditions set forth in the agreement. In connection with the agreement, we are obligated to pay GGH a commitment fee totaling $1.1 million. At any time, GGH may, in its sole discretion, convert the notes into ordinary shares at specified conversion prices upon submission of a request for conversion by GGH to us. As of December 31, 2025, the facility has not been used as the registration statement has not been filed with the SEC.

On January 24, 2025, the Company sold 696,400 ADSs at an average price of USD $7.1776 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.85 million.

On January 31, 2025, the Company closed its public offering of an aggregate of 3,997,361 of its ADSs and warrants to purchase up to 50% of the ADSs offered at a combined public offering price of $2.71 per ADS with one accompanying warrant for each two ADSs, with gross proceeds of $10.8 million. The Company registered aggregate share capital increases of nominal DKK 49,967,012.50 with the Danish Business Authority, with effective date of January 31, 2025, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 78,332,151.50. This reflected issuances of 199,868,050 shares in connection with the public offering.

On September 25, 2025, the Company sold 1,018,000 ADSs, representing the Company’s ordinary shares, DKK 0.25 nominal value with each ADS representing fifty (50) ordinary shares, at an average price of USD $4.3931 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.3 million.

As of December 31, 2025, due to the issue of shares and warrant exercise, our outstanding share capital was nominal DKK 104,252,689.

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

Management and the Board of Directors has assessed the Company’s ability to continue as a going concern and believes the Company has adequate resources to meet its obligations in the foreseeable future. Based on the Company’s current financial position, available funding, and projected cash flows, Management and Board is confident that the Company will continue its operations for at least the next 12 months.

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

●	the impact of climate change on our business operations;

●	the effects of the continuing conflict between Ukraine and Russia and other global conflicts, along with the retaliatory measures by the global community have created global security concerns,

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

Cash Flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2025	2024
	(USD in thousands)
Cash Flow Data:
Net cash used in operating activities	$(6,625)	$(12,940)
Net cash used in investing activities	(14)	(3)
Net cash provided by financing activities	22,410	13,129

Net (decrease)/increase in cash and cash equivalents	$15,771	$186

Operating Activities

Net cash used in operating activities was $6.6 million for the year ended December 31, 2025. The largest components of our cash used in operating activities during this period was a net loss for the year of $7.7 million, non-cash adjustments of $0.6 million, and net cash change in our working capital of $0.1 million, offset by net interest received of $0.3 million. The non-cash charges primarily consisted of a gain on conversion of the EIB loan of $2.6 million, income tax benefit of $0.9 million, and interest income of $0.3 million, offset partially by a loss on remeasurement of derivative liability of $1.3 million, interest expense of $0.9 million, depreciation expense of $0.6 million, and exchange rate adjustment of $0.1 million.

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

Investing Activities

Net cash used in investing activities was nil for the year ended December 31, 2025.

Net cash used in investing activities was nil for the year ended December 31, 2024.

Financing Activities

Net cash provided by financing activities was $22.4 million for the year ended December 31, 2025, which was primarily due to net proceeds from the issuance of shares of $25.1 million, partially offset by $0.4 million related to repayment of lease liabilities and $1.9 million related to transaction costs related to issuances of shares, as well as repayment of borrowings of $0.4 million.

Net cash provided by financing activities was $13.1 million for the year ended December 31, 2024, which was primarily due to net proceeds from the issuance of shares of $16.6 million, partially offset by $0.4 million related to repayment of lease liabilities and $2.3 million related to transaction costs related to issuances of shares, as well as repayment of borrowings of $0.8 million.

Off-Balance Sheet Arrangements

As of December 31, 2025, we did not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.

The following summarizes our contractual obligations, which include research and development and other service contract commitments, as of December 31, 2025.

Tabular Disclosure of Contractual Obligations

	Payments Due by Period
	Within 1 Year	1– 2 Years	2 – 5 Years	Over 5 Years	Total
	(USD in thousands)
Leases(1)	$374	$381	$1,190	$550	$2,495
Loan from lessor(5)	190	202	345	—	737
EIB Loan(6)	191	148	5,489	—	5,828
Purchase obligations(2)	79	68	111	—	258

Total(3)(4)	$834	$799	$7,315	$550	$9,318

____________________________

(1)

In September 2020, we entered into a 10-year lease for office and laboratory space. The office space commenced in February 2021 and the laboratory space commenced in August 2021. The initial monthly payment was $28,800 and the lease is subject to two to four percent increases in annual lease payment throughout the term.

(2)

The loan amount as of December 31, 2025, is still subject to possible minor adjustment. Further information is provided in Note 6 to our financial statements appearing at the end of this annual report.

(3)	Further information is provided in Note 6 to our financial statements appearing at the end of this annual report.

(4)

We enter into contracts in the normal course of business with Clinical Research Organizations, or CROs, and other third parties for clinical trials and preclinical research studies and testing. Purchase obligations in the preceding table include agreements that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. For obligations with cancellation provisions, the amounts included in the preceding table are limited to the non-cancelable portion of the agreement terms or the minimum cancellation fee.

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

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The primary exposure derives from our expenditures in foreign currencies, mainly USD, AUD and GBP. This exposure is known as transaction exposure. We are exposed to foreign currency risk as a result of operating transactions and the translation of foreign currency bank accounts and short-term deposits. For the years ended December 31, 2025, and 2024, our net foreign exchange impact was a $0.1 million loss, and $0.3 million gain, respectively. We believe a 10% change in foreign exchange rate would not have a material impact on our operating results.

Interest Rate Risk

We manage interest rate risk by monitoring short- and medium-term interest rates and placing cash on deposit for periods that optimize the amount of interest earned while maintaining access to sufficient funds to meet day-to-day cash requirements. We do not currently have any loans or holdings that have variable interest rate. Accordingly, we are not exposed to material interest rate risk

Recently adopted accounting pronouncements and accounting pronouncements not yet adopted

A description of recently adopted accounting pronouncements and accounting pronouncements not yet adopted that may potentially impact our financial position and results of operations is disclosed in Note 3 to our financial statements appearing at the end of this annual report.

5.C. Research and Development, Patents and Licenses, etc.

For a description of the Company’s research and development policies for the last three years see “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Research and Development.” For a description of Evaxion’s intellectual property, see “Item 4. Information On the Company – B. Business Overview – Intellectual Property Introduction.”

5.D. Trend Information

We are currently in the development stage, and we expect to remain in that stage for the upcoming year, and therefore trends relating to production, sales, inventory, backlog and selling prices are not applicable. See “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

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

The table below summarizes the fair value by grant through December 31, 2025:

	Per warrant	Per warrant
	grant date	grant date
	fair value	fair value
	(DKK)	(USD)
Outstanding program
Grant (December 2016)	20.91	3.13
Grant (April 2017)	24.05	3.60
Grant (September 2017)	28.71	4.30
Grant (December 2017)	28.71	4.30
Granted (during 2018)	37.05	5.55
Granted (January 2019)	37.05	5.55
Granted (February 2019)	42.57	6.38
Granted (September 2019)	56.35	8.44
Granted (October 2019)	56.97	8.53
Granted (December 2019)	57.48	8.60
Granted (December 2020)	56.75	9.35
Granted (June 2021)	40.86	6.56
Granted (December 2021)	19.22	2.93
Granted (March 2022)	13.46	1.93
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (June 2022)	8.85	1.27
Granted (September 2022)	10.46	1.50
Granted (December 2022)	10.95	1.57
Granted (December 2022)	10.95	1.57
Granted (January 2023)	9.17	1.32
Granted (September 2023)	4.27	0.61
Granted (September 2023)	2.57	0.37
Granted (December 2023)	3.61	0.52
Granted (May 2024)	2.23	0.32
Granted (February 2025)	0.29	0.04
Granted (November 2025)	0.50	0.08

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

In July 2025, we reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close the day before the announcement. The agreement immediately increased our equity by $4.1 million (€3.5 million), and reduced our loan with EIB.

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

2025 Investor Warrants

As part of the January 2025 Public Offering, the Company issued warrants to all participating investors with an exercise price based on the traded price prevailing as of the issue date. As set out in IAS 32, the warrants were classified as derivative financial instruments due to the exercise price being denominated in a currency other than the Company’s functional currency, and therefore the fixed for fixed criteria was not met. As such, the warrants were deemed derivative liabilities at issuance, and the liability were measured and remeasured at their fair value. The fair value of the 2025 Investor Warrants was determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

As announced on May 27, 2025, the Company entered an amendment to its 2025 Investor Warrants, with approximately 50% of the participating investors. The amendments convert the exercise price per ADS for the 2025 Investor Warrants from $2.71 to DKK 19.15 on average. As the converted awards are no longer settled in foreign currency, the converted warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the converted portion of the derivative liability was reclassified to other reserves at the time of the amendment.

Refer to Note 6 for detailed information on the fair value measurement of the 2025 Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

We have a two-tier governance structure consisting of a board of directors and an executive management team. The two bodies are separate. Below is a summary of relevant information concerning our board of directors, executive board and senior management.

Board of Directors

The following table sets forth certain information relating to our board of directors as of the date of this annual report. All members of our board of directors are elected for one year and eligible for re-election at each annual general meeting.

				Year of first	Expiration
Name	Position	Age	Independent	appointment	of current term
Marianne Søgaard(1)(2)(3)(4)	Chairman	57	Independent	2020	2026
Roberto Prego(1)(2)(3)	Member	55	Independent	2018	2026
Lars Holtug(2)(3)	Member	67	Independent	2021	2026
Lars Aage Staal Wegner(1)(4)	Member	52		2024	2026
Helen Tayton-Martin(1) (4) (5)	Member	59	Independent	2025	2026(5)

____________________________

(1)	Member of Nomination Committee
(2)	Member of Audit Committee
(3)	Member of Compensation Committee
(4)	Member of Business Development Committee
(5)	Appointed CEO of Evaxion as of November 24, 2025, and stepped down from the Board of Directors same date.

The following is a brief summary of the business experience of the members of our Board of Directors:

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

Executive Management

The following table sets forth certain information relating to our executive management as of the date of this annual report.

Name	Age	Position(s)
Helen Tayton-Martin, Ph.D.(1)	58	Chief Executive Officer
Thomas Frederik Schmidt, MSc	54	Chief Financial Officer
Birgitte Rønø, Ph.D.	49	Chief Scientific Officer
Andreas Holm Mattsson, MSc	50	Chief AI Officer

____________________________

(1)	Dr. Tayon-Martin was appointed CEO effective November 24, 2025.

The following is a brief summary of the business experience of our executive management:

Helen Tayton-Martin has served as our Chief Executive Officer since November 24, 2025, replacing Christian Kanstrup who stepped down as CEO on June 30, 2025. Holding a Ph.D. in molecular immunology, and an MBA from London Business School, Helen Tayton-Martin was a co-founder of cancer-focused biotech company Adaptimmune, where she served as Chief Operating Officer and later Chief Business & Strategy Officer during her 17 years with the company. Through this time, she oversaw transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its Nasdaq IPO. Dr. Tayton-Martin was responsible for all Adaptimmune’s strategic partnerships including those with Astellas, Genentech, a member of the Roche Group, GlaxoSmithKline and Galapagos NV.

Thomas Frederik Schmidt has served as our Chief Financial Officer since November 1, 2024. Mr. Schmidt brings more than 30 years of financial management experience from across different industries with more than 26 years of these being based in the life science industry including roles as country Managing Director and country Chief Financial Officer in Roche and Group CFO in Ambu, a MedTech company listed on the Nasdaq Copenhagen Stock Exchange. Mr. Schmidt holds a Master of Science in Business Economics and Auditing from Copenhagen Business School and has undergone training and preparation for State Authorized Public Accountant (CPA) exam.

Birgitte Rønø has served as our Chief Science Officer since 2021, having joined Evaxion in 2017. Dr. Rønø has more than 25 years of experience in biopharmaceutical drug discovery from academia and industry and received her PhD in experimental oncology and immunology from National Institutes of Health, Bethesda, USA, and Copenhagen University Hospital, Denmark. Prior to joining Evaxion, Birgitte Rønø served as a specialist, team leader and project manager at Novo Nordisk A/S, where she was leading early drug discovery projects, evaluating in-licensing opportunities, and supporting drug development projects with preclinical and biomarker expertise.

Andreas Holm Mattsson is founder of Evaxion and has served as Chief AI Officer. Mr. Mattsson has been at the forefront in silico-based vaccine target discovery. He has played a key role in developing Evaxion’s innovative AI-Immunology™ platform, a proprietary AI technology for identifying novel vaccine targets for cancer and infectious diseases. Andreas brings a strong educational background in bioinformatics from the Technical University of Denmark and has previously worked at Novo Nordisk. Since founding Evaxion in 2008, he has been an essential part of the company’s growth, serving in various executive roles.

Family Relationships

There are no family relationships among any of our directors and/or executive management.

6.B. Compensation

Compensation of Executive Management and Directors

The primary objective of our board of directors and senior management (executive board and non-executive senior management) compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments.

The following table lists compensation to our board of directors for the years ended December 31, 2025, and 2024:

	Years Ended December 31,
	2025	2024
	(USD in thousands)
Marianne Søgaard (Chairman of the Board of Directors)
Board and committee fees	$155	$143
Other Fee	—	33
Share-based compensation	41	32
Total	196	208
Roberto Prego
Board and committee fees	58	61
Other Fee	—	—
Share-based compensation	6	8
Total	64	69
Lars Holtug
Board and committee fees	64	59
Other Fee	—	—
Share-based compensation	6	8
Total	70	67
Lars Staal Wegner(3)
Board and committee fees	49	31
Other Fee	—	—
Share-based compensation	5	1
Total	54	32
Helen Tayton-Martin(1)
Board and committee fees	30	—
Other Fee	—	—
Share-based compensation	2	—
Total	32	—
Niels Iversen Møller(2)
Board and committee fees	—	24
Other Fee	—	33
Share-based compensation	1	9
Total	1	66
Total
Board and committee fees	356	318
Other Fee	—	66
Share-based compensation	61	58
Total	$417	$442

____________________________

(1)	Dr. Tayton-Martin was elected as member of the Board at the 2025 Annual General Meeting. Dr. Tayton-Martin stepped down from the Board as of November 24, 2025, as she was appointed CEO of Evaxion.

(2)	Dr. Møller stepped down June 30, 2024.

(3)	Dr. Wegner was appointed as a member of the Board in April 2024.

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

The following table presents compensation received by our executive management, for the years ended December 31, 2025, and 2024.

	Years Ended December 31,
	2025	2024
	(USD in thousands)
Helen Tayton-Martin (CEO)(1)
Salary	$37	$—
Bonus	7	—
Other employee benefits	31	—
Total	75	—
Thomas Frederik Schmidt (CFO)(2)
Salary	350	77
Bonus	23	—
Other employee benefits	3	—
Total	376	77
Birgitte Rønø, Ph.D. (CSO)(3)
Salary	317	261
Bonus	60	52
Other employee benefits	25	30
Total	402	343
Andreas Holm Mattsson (CAIO)
Salary	288	255
Bonus	54	51
Other employee benefits	22	20
Total	364	326
Christian Kanstrup (former CEO)(4)
Salary	381	360
Bonus	—	72
Other employee benefits	27	50
Total	408	482
Jesper Nygaard Nissen (former COO & CFO)(5)
Salary	—	233
Bonus	—	23
Other employee benefits	—	(2)
Total	—	254
Bo Karmark (former CFO)(6)
Salary	—	46
Bonus	—	—
Other employee benefits	—	(23)
Total	—	23
Per Norlén (former CEO)(7)s
Salary	—	95
Bonus	—	—
Other employee benefits	—	—
Total	—	95
Erik Deichmann Heegaard, Ph.D., DMSc (former CMO)(8)
Salary	—	70
Bonus	—	—
Other employee benefits	—	(37)
Total	—	33
Total
Salary	1,373	1,397
Bonus	144	198
Other employee benefits	108	38
Total	$1,625	$1,633

____________________________

(1)	Dr. Tayton-Martin joined us on November 24, 2025, as the Chief Executive Officer.

(2)	Mr. Schmidt joined us on November 01, 2024, as the Chief Financial Officer.

(3)	Dr. Rønø was appointed interim Chief Executive Officer from July 1, 2025, to November 24, 2025, in addition to her role as Chief Scientific Officer.

(4)	Mr. Kanstrup stepped down as Chief Executive Officer July 1, 2025, and with employment ending March 31, 2026.

(5)	Mr. Nissen resigned as COO & CFO effective as of October 30, 2024.

(6)	Bo Karmark stepped down as CFO in July 2023 and employment ended without further notice February 29, 2024.

(7)	Dr. Norlén resigned as the Chief Executive Officer of the Company effective August 31, 2023.

(8)	Dr. Heegaard contract terminated March 2023.

Executive Management Agreements

Helen Tayton-Martin, Ph.D.

In November 2025, we entered into an executive service contract with Dr. Tayton-Martin, who started in November 2025. Dr. Tayton-Martin’s executive service contract also confirms her title, base salary, her eligibility for an annual bonus, and her eligibility for benefits and provides for certain benefits upon termination of her employment under specified conditions. Dr. Tayton-Martin’s employment under the executive service contract continues until terminated by us or Dr. Tayton-Martin. We may terminate Dr. Tayton-Martin’s employment for any reason with 6 months’ notice and Dr. Tayton-Martin may terminate her employment with 6 months’ notice.

Thomas Frederik Schmidt, M.Sc.

In November 2024, Thomas Frederik Schmidt joined Evaxion as interim Chief Financial Officer, and in July 2025 we entered into an executive service contract with Mr. Schmidt starting August 1, 2025. Mr. Schmidt’s executive service contract also confirms his title, base salary, his eligibility for an annual bonus, and his eligibility for benefits and provides for certain benefits upon termination of his employment under specified conditions. Mr. Schmidt’s employment under the executive service contract continues until terminated by us or Mr. Schmidt. We may terminate Mr. Schmidt’s employment for any reason with 9 months’ notice and Mr. Schmidt may terminate his employment with 3 months’ notice.

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

Warrant Incentive Plan

Our directors, executive management, employees, consultants, and advisors are eligible to participate in our warrant incentive program. Warrants have been issued by the board of directors pursuant to valid authorizations in our articles of association or by the shareholders acting in general meetings.

The terms and conditions of the warrants have, in accordance with applicable Danish laws and regulations, been incorporated into our articles of association as appendices 1-3 and 5.

Warrants Granted during 2025

During 2025, the Company granted 6,544,725 warrants, of which 1,496,750 were granted to members of the Company’s executive management team as follows; 61,850 were granted to the Chief Executive Officer; 247,400 were granted to the Chief Financial Officer; 593,750 were granted to the Chief Scientific Officer and 593,750 were granted to the Chief AI Officer. All granted employee and management warrants vest monthly over 36 months. Board warrants vest monthly over twelve months. The weighted average exercise price of the warrants granted during 2025 was USD 0.087 per warrant.

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

General Matters Related to Warrants

As of March 5, 2026, our board of directors is authorized to issue remaining nominal DKK 7,482,257 warrants during the period ending April 15, 2029, to members of the Company’s Board, Executive Management as well as key-employees, advisors and consultants.

The grant of warrants to any participant is at the discretion of our board of directors and based on the recommendation of our Compensation Committee. The board of directors may determine the terms and conditions of the warrants issued, including exercise periods, subscription price and adjustments caused by changes to our company’s share capital.

The table below provides an overview of the warrants granted to our board of directors and executive management as of December 31, 2025.

		Number of
		Ordinary
		Shares
		Underlying
Name	Grant Date	Warrants
Marianne Søgaard (Chairman)	2018-2025	353,487
Lars Aage Staal Wegner	2016-2025	625,896
Lars Holtug (Director)	2021-2025	59,583
Roberto Prego (Director)	2017-2018, 2021-2025	93,747
Helen Tayton-Martin (CEO)	2025	2,500,000
Andreas Holm Mattsson (CAIO)	2022-2025	191,250
Birgitte Rønø (CSO)	2017-2019, 2021-2025	286,876

Warrants Granted to Investors and Consultants

No warrants have been granted to investors and consultants during 2025. The warrants granted during 2024 have expired during 2025.

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

Insurance and Indemnification

Under Danish law, members of the board of directors or senior management may be held liable for damages in the event where loss is caused due to their negligence. They may be held jointly and severally liable for damages to the company and to third-parties for acting in violation of the articles of association and Danish law.

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

6.C. Board practices

Members of Our Board of Directors

Director Compensation Policy

Our board of directors and shareholders have approved and adopted a policy with respect to the compensation payable to our directors, which became effective as of January 1, 2024. Under this policy, each director will be eligible to receive compensation for his or her service on the board of directors and for service on each committee on which the director is a member, which will consist of annual cash retainers. Our directors have received the following annual cash payments for their service in 2025:

Board member	Position	Committees	Retainer
Marianne Søgaard	Chairman	Audit Committee Nominating Committee Compensation Committee Business Development Committee	$155,000
Roberto Prego	Director	Audit Committee Nominating Committee Compensation Committee	$58,000
Lars Holtug	Director	Audit Committee Compensation Committee	$64,000
Lars Staal Wegner	Director	Nomination Committee Business Development Committee	$49,000
Helen Tayton-Martin	Director	Nomination Committee Business Development Committee	$30,000

Directors may also receive equity awards. Directors will be reimbursed for travel, food, lodging and other expenses directly related to their service as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our current certificate of incorporation and bylaws, as well as our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon completion.

Committees of our Board of Directors

Our board of directors has four standing committees: Audit Committee, Compensation Committee, Capital Markets and Business Development Committee, and Nomination and Corporate Governance Committee.

Audit Committee

The audit committee consists of Lars Holtug, Marianne Søgaard and Roberto Prego, and assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Holtug serves as chairperson of the audit committee. The audit committee consists exclusively of members of our board of directors who are financially literate, and Mr. Holtug is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Our board of directors has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules as of December 31, 2023, and prior to that date we relied on home country rules of Denmark that did not prohibit non-independent audit committee members and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Nasdaq Rule 5605(c)(2). The audit committee has been in compliance with Nasdaq Rule 5605(c)(3). The audit committee is governed by a charter that complies with Nasdaq rules.

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

Compensation Committee

The compensation committee consists of Roberto Prego, Lars Holtug and Marianne Søgaard. Mr. Prego serves as chairperson of the compensation committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard director fees. Our board of directors has determined that all the members of the compensation committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act and the Nasdaq rules. Until December 2023, Ms. Søgaard was not deemed to be independent under Nasdaq Rule 5605(a)(2)(A), since as noted herein, she was an executive and legal adviser of our company during the past three (3) years, but we relied on home country rules of Denmark that did not require a compensation committee, and Nasdaq Rule 5615(a)(3), which provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and in particular Rule 5605(d)(2).

The compensation committee’s responsibilities include, among other things:

●	At least annually, review the compensation philosophy of the Company;

●

Obtain information on market trends in executive compensation and shall review the competitiveness of the Company’s executive compensation programs to ensure (i) the attraction and retention of officers;

●

At least annually, review and recommend to the Board for approval the corporate goals and objectives relevant to CEO and other officer compensation, evaluate CEO and officer performance in light of those goals and objectives, and review and recommend to the Board all compensation of the Company’s officers based on such evaluation;

●

Periodically and as and when appropriate, review and recommend to the Board the following as they affect the Company’s officers: (i) any employment agreements and severance arrangements, including any amendments, supplements or changes thereto; (ii) any change-in-control agreements and change-in-control provisions affecting any elements of compensation and benefits and (iii) any special or supplemental compensation and benefits for the officers and individuals who formerly served as officers, including supplemental retirement benefits and the perquisites provided to them during and after employment;

●

Oversee the Company’s compliance with the requirement under Nasdaq rules that, with limited exceptions, shareholders approve equity compensation plans. Subject to such shareholder approval, or otherwise required by the Exchange Act, the Code or other applicable law, the Committee shall have the power to periodically review and make recommendations to the Board regarding annual bonus, long-term incentive compensation, equity awards, employee pension and welfare benefit plans including 401(k) plans, employee share purchase plans, long-term incentive plans, management incentive plans and others and with respect to each plan shall have responsibility for making recommendations to the Board;

●

Be responsible for recommending that the Board certify that any and all performance targets used for any performance-based compensation plans have been met before payment of any officer bonus or compensation or exercise of any officer award granted under any such plan(s);

●	Periodically review and make recommendations to the Board regarding policies concerning perquisite benefits;

●	Determine the Company’s policy with respect to change of control or “parachute” payments;

●

Monitor the Company’s compliance with applicable legal requirements of the Sarbanes Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and other applicable local laws and regulations relating to employee compensation and benefits;

●

Review and make recommendations regarding the compensation policies applicable to all employees of the Company, including periodic reviews of the adequacy of the Company’s compensation structure, performance review procedures, employee turn-over and retention, successorship plans and other human resource issues;

●	Review and discuss with the Executive Management of the Company the compensation disclosures to be included in the Company’s filings and submissions with the SEC;

●	Periodically review and make recommendations to the Board with respect to the compensation of the Board’s non-management board members;

●	Annually and with input from the Nominating and Corporate Governance Committee of the Board if deemed appropriate, perform an evaluation of the performance of the Committee and its members; and

●

Annually and with input from the Nominating and Corporate Governance Committee if deemed appropriate, review and reassess this Charter and submit any recommended changes to the Board for its consideration.

Capital Markets and Business Development Committee

The Capital Markets and Business Development Committee consists of Marianne Søgaard, Helen Tayton-Martin (stepped down November 24, 2025, as she took role of CEO of Evaxion), and Lars Staal Wegner. Ms. Søgaard serves as chairperson of the committee.

The Committee will review and comment on the Company’s business development, capital market strategy and/or plan and whether the Company is being properly valued and positioned with shareholders whose investment objectives are consistent with the Company’s strategy of creating and attaining long-term shareholder value.

The Business Development Committee’s responsibilities include, among other things:

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
●

Ensure that Executive Management has allocated adequate resources to support the implementation and achievement of the objectives of the capital market activities, business development and communication strategy and/or plan.

●	Based on information provided by the Executive Management, make recommendations - as necessary – to the Board on possible actions with regard to shareholder engagement and value.
●	Receive and review information from various sources as necessary.
●	Participate to the extent necessary or desirable in meetings with investors or potential investors.

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

6.D. Employees

As of December 31, 2025, and 2024, Evaxion had 46 and 46 full-time equivalent, respectively. All our employees are engaged in either research and development or general and administrative functions. None of our employees are represented by a labor union, and are not covered under a collective bargaining agreement. We consider our employee relations to be good.

6.E. Share Ownership

See “Item 7.A. Major Shareholders and Related Party Transactions – Major Shareholders.” Our employees are eligible to own shares of the company through a warrant incentive plan. For information on the plan, see “Item 6.B. Compensation—Warrant Incentive Plan.”

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table presents information, as of December 31, 2025, regarding the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares;

●	each of our directors and members of our executive management individually; and

●	each of our directors and members of our executive management as a group.

The number of ordinary shares beneficially owned by each entity, person, and member of our board of directors or members of our executive management is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of December 31, 2025, through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

The percentage of beneficially owned is computed on the basis of 417,010,756 ordinary shares outstanding as of December 31, 2025. Ordinary shares that a person has the right to acquire within 60 days of December 31, 2025, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. Unless otherwise indicated, the business address for each beneficial owner is Dr. Neergaards Vej 5F, DK-2970 Hørsholm, Denmark.

	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Merck Global Innovation Fund LLC(1)	63,004,138	15.03
Executive Management
Helen Tayton-Martin(2)	277,778	*
Thomas Frederik Schmidt(3)	968,600	*
Birgitte Rønø(4)	262,871	*
Andreas Holm Mattsson(5)	6,330,118	1.52
Directors
Marianne Søgaard(6)	6,473,997	1.54
Lars Holtug(7)	483,391	*
Roberto Prego(8)	1,402,789	*
Lars Staal Wegner(9)	837,900	*
All current directors and executive management, as a group (8 persons)	17,037,444	4.07

_____________________________

*	Represents beneficial ownership of less than 1%

(1)	Includes 2,297,794 shares subject to warrants that are exercisable within 60 days of December 31, 2025. The address of Merck Global Innovation Fund LLC is c/o Merck & Co., Inc., Rahway, NJ, USA.

(2)	Includes 277,778 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(3)	Includes 322,850 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(4)	Includes 226,106 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(5)

Includes 805,152 shares subject to warrants that are exercisable within 60 days of December 31, 2025, as well as 4,142,521 ordinary shares held by Mattsson Holding af 2008 ApS, which is a personal investment company wholly owned by Mr. Mattsson.

(6)	Includes 2,610,882 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(7)	Includes 225,362 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(8)	Includes 231,759 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

(9)	Includes 708,761 shares subject to warrants that are exercisable within 60 days of December 31, 2025.

Holdings by United States Shareholders

As of December 31, 2025, approximately 44% of our issued and outstanding ordinary shares were held by more than 2.800 United States record holders. The number of individual holders is based exclusively upon the Non-Objecting Beneficial Owners (NOBO) List, combined with our share register, relative to our total number of outstanding shares.

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

7.B. Related Party Transactions

There are no grants, agreements, and transactions in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive management or holders of more than 10% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Share-based Awards for Directors and Executive Management

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

See “Item 10.E. Taxation – Danish Tax Considerations” for a description of Danish withholding taxes and certain other Danish considerations relevant to the purchase or holding of ordinary shares and ADSs and “Item 10.E. Taxation – Certain Material United States Federal Income Tax Considerations” for a description of United States federal income tax considerations relevant to the purchase or holding of shares and ADSs.

8.B. Significant changes

See Note 24 “Events After the Reporting Period” to the audited consolidated financial statements included elsewhere in this Form 20-F.

Item 9. The Offer and Listing

9.A. Offer and Listing Details

ADSs/Ordinary Shares

Our ADSs, each representing fifty ordinary shares, with a DKK 0.25 nominal value per share, have been listed on The Nasdaq Capital Market since February 5, 2021. Our ADSs trade under the symbol “EVAX.” Prior to that date, there was no public trading market for our ADSs.

On January 17, 2025, an extraordinary general meeting of Evaxion was held, where it was approved to reduce our share capital by nominal DKK 58,980,417 from nominal DKK 78,640,556 to nominal DKK 19,660,139 to cover loss. Furthermore, it was approved to reduce the nominal value of the shares from nominal DKK 1 per share to nominal DKK 0.25 per share, and our Article of Association were amended accordingly.

ADS Ratio Change

On January 14, 2025, we made effective a change to our ratio of ADSs to ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has changed from one ADS representing ten (10) ordinary shares to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

For a description of our publicly-traded ADSs, see “Item 9.A. Offer and Listing Details—ADSs/Ordinary Shares.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A. Share Capital

Development of the Share Capital

As of December 31, 2025, our registered, issued and outstanding share capital was nominal DKK 104,252,689 divided into 417,010,756 ordinary shares of DKK 0.25. Following the reduction of the nominal share capital to DKK 0.25 per share approved at extra ordinary general meeting the share capital was reduced from DKK 78,640,556 to DKK 19,660,139. Since December 31, 2024 s set forth in the table below. Since December 31, 2024, the below share capital transactions have been made based on the registrations with the Danish Business Authority:

		Share Capital	Price Per
		After	Share
Date	Transaction	Transaction	(DKK)
December 31, 2024		70,130,556
January 2025	Prefunded Warrant Exercise	78,640,556	1.00
January 2025	Reduction of share capital from DKK1 to DKK 0.25 per share	19,660,139
January 2025	JonesTrading Sales Agreement (696,400 ADSs / 34,820,000 new share issue)	28,365,139	1.02
January 2025	Public offering (3,997,361 ADSs /199,868,050 new share issue)	78,332,152	0.39
February 2025	Warrant Exercise	78,957,152	0.39
September 2025	JonesTrading Sales Agreement (1,018,000 ADSs / 50,900,000 new share issue)	91,682,152	0.56
October 2025	Warrant Exercise	103,783,939	0.35
November 2025	Warrant Exercise	104,252,689	0.35

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

General

We were incorporated under the laws of the Kingdom of Denmark on August 11, 2008, as a private limited liability company (in Danish: Anpartsselskab, or ApS) under Danish law and are registered with the Danish Business Authority (in Danish: Erhvervsstyrelsen) in Copenhagen, Denmark under registration number 31762863. On March 29, 2019, our company was converted into a public limited liability company (in Danish: Aktieselskab, or A/S). Our principal executive offices are located at Dr. Neergaards Vej 5f, DK-2970 Hoersholm, Denmark. Our website address is www.evaxion.ai. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this annual report. We have included our website address as an inactive textual reference only.

Authorizations to the Board of Directors

As of December 31, 2025, our board of directors is authorized to increase the share capital as follows:

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

•

The board of directors is until 15 April, 2029, authorized at one or more times to issue warrants to investors, lenders, consultants and/or advisors in the company or its subsidiaries entitling the holder to subscribe for shares for a total of up to nominal value of DKK 90,387,500 without pre-emptive subscription rights for the company’s shareholders. The exercise price for the warrants issued shall at the time of issuance be determined by the board of directors at market price or at a discount price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

•

The board of directors is until May 1, 2027, authorized at one or more times to increase the company’s share capital by up to nominal DKK 87,275,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization must be carried out by the board of directors by way of cash contributions. The shares may be issued at market price or at a discount to the listed price of the ADSs as determined by the board of directors. The board of directors is authorized to make the required amendments to the articles of association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of ADSs representing such shares.

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

Vesting Principles Generally

Warrants granted for the years 2016 – 2018 vested upon the closing of our initial public offering. Warrants granted for the years 2019 and 2020 generally vest at a rate of 1/36th per month. Vested warrants may be exercised in four annual exercise windows of two weeks each that commence two trading days following publication of our annual report, the six-month report and the interim quarterly reports. However, our board of directors determined that the first such exercise window began November 2021.

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

There are certain restrictions on exercise if warrant holders terminate their employment or are dismissed for prior to exercise.

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

Public Offering Investor Warrants January 2025

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

Public Offering Investor Warrants February 2024

In February 2024, we completed a public offering through which we offered 151,500 ADSs representing an aggregated 7,575,000 ordinary shares, DKK 0.25 nominal value per share, together with warrants to purchase up to 151,500 ADSs representing 7,575,000 ordinary shares. The public offering price for each ADS and accompanying warrant was $20.00. The warrants have an exercise price per ADS of $20.00 (amended to 137.60 DKK as of May 23, 2024) and are immediately exercisable for a term of five years from the date of issuance. Additionally, as part of the public offering, the Company offered prefunded warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares, together with ordinary warrants to purchase up to 598,500 ADSs representing 29,925,000 ordinary shares. The public offering price for each ADS and accompanying prefunded warrant was $20.00. The prefunded warrants have an exercise price per ADS of $1.4537 (not considering the ADS Ratio Change of 2025) and have all been exercised. Ordinary warrants have an exercise price of $20.00 and are immediately exercisable for a term of five years from the date of issuance. Additionally, the Company issued placement agent warrants for consultants to purchase up to 37,500 ADSs representing 1,875,000 ordinary shares. The placement agent warrants have an exercise price per ADS of $27 and are immediately exercisable for a term of five years from the date of issuance.

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

Under Article 18, Paragraph 2 of the Statute of the European Investment Bank, or the EIB Statute, establishing EIB, a direct equity investment by EIB requires a separate authorization from the EIB Board of Governors pursuant to which the EIB Board of Directors, acting by qualified majority, has to establish the terms and conditions of such direct equity investment. As of the date of this annual report, the EIB Board of Governors has not granted any such special authorization to the EIB Board of Directors. Under the EIB Statute, in the absence of a separate authorization from the EIB Board of Governors, commercial shareholdings financed from EIB’s own resources are not allowed. Since the EIB Loan is being made from EIB’s own resources, the EIB Statute does not allow EIB to acquire any of our ordinary shares, therefore, we fully expect that if and when EIB exercises the EIB Warrants it will do so on either a net cash settlement basis or by means of exercising its Put Right. In either case, we may not have sufficient funds on hand to pay such amounts, in which case we may be required to use proceeds from a public offering in order to meet our obligations to pay the amounts due and payable to EIB upon the exercise of the EIB Warrants.

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

The board of directors shall appoint and employ executive management consisting of one to seven members to attend to our day-to-day management, and the board of directors shall determine the terms and conditions of their employment.

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

Rights on Liquidation

Upon a liquidation or winding-up of the Company, shareholders will be entitled to participate, in proportion to their respective shareholdings, in any surplus of assets remaining after payment of our creditors.

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

Sale of the ADSs (Individuals) assuming treatment as listed shares under Danish tax law

For individual investors in 2025, gains from the sale of shares are included in the computation of the annual share income subject to 27% tax on the first DKK 67,500 (for cohabiting spouses, a total of DKK 135,000) and at a rate of 42% on share income exceeding DKK 67,500 (for cohabiting spouses over DKK 135,000). Such amounts are subject to annual adjustment and include all share income (i.e., all capital gains and dividends derived by the individual or cohabiting spouses, respectively). The realization principle applies for gains or losses included in income in the year of disposal.

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

The actual withholding tax rate is as a starting point 27% but may be reduced (0%, 15.4%, 22%) if certain requirements are met. A claim for repayment may be made within two months, or the excess tax will be offset by the corporation’s income tax for the year in question. The statute of limitation is three years.

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

Dividends

Under the U.S. federal income tax laws, and subject to the PFIC (as defined below) rules discussed below under “— Passive Foreign Investment Company Considerations”, any distributions of cash or other property with respect to the ADSs (including any amounts withheld in respect thereof), generally will, to the extent made out of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, constitute dividends for U.S. federal income tax purposes. Generally, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is includible in income for a U.S. Holder and subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. Holder that constitute dividend income from a “qualified foreign corporation” will be taxable at a preferential tax rate applicable to long-term capital gains, provided that the U.S. Holder holds the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. The ADSs are listed on The Nasdaq Capital Market, which is an established securities market in the United States. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard. We therefore expect that dividends we pay with respect to the ADSs generally will constitute qualified dividend income, but no assurances may be given in this regard.

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

Passive Foreign Investment Company Considerations

We believe that we were not a PFIC for our 2025 taxable year but have not made a determination as to whether the Company will or will not be treated as a PFIC in the current taxable year and subsequent or prior taxable years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties (including with respect to the market price of the ADSs, which may fluctuate considerably), and can be determined only annually after the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Company will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding our PFIC status.

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

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our directors, executive management and principal shareholders are exempt from the reporting (until March 2026) and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of Form 6-K.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. The company’s website is www.evaxion.ai.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

See “Item 5.A. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk.”

Item 12. Description of Securities Other Than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares Fees and Charges

Pursuant to the terms of the deposit agreement, the holders of ADSs will be required to pay the following fees:

●	Persons depositing or withdrawing shares or ADS holders must pay:	●	For:

●	$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
		●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

●	$.05 (or less) per ADS	●	Any cash distribution to ADS holders

●	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

●	$.05 (or less) per ADS per calendar year	●	Depositary services

	Registration or transfer fees		Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

●	Expenses of the depositary	●	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
		●	Converting foreign currency to United States dollars

●	Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary

●	Any charges incurred by the depositary or its agents	●	As necessary

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act and regulations promulgated thereunder) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013) in the Internal Control-Integrated Framework. Based on its assessment and those criteria, our management with the participation of the Chief Executive Officer and Chief Financial Officer, determined that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2025.

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

Item 16A. Audit Committee Financial Expert

Our board has determined that Mr. Lars Holtug qualifies to serve as an “audit committee financial expert” as defined under the SEC rules, and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations. Mr. Lars Holtug also qualifies as an independent director under the corporate governance standards of the Nasdaq listing requirements and the audit committee independence requirements of Rule 10A-3 of the Exchange Act. For more information see “Item 6. Directors, Senior Management and Employees – C. Board Practices – Committees of our Board of Directors – Audit Committee.”

Item 16B. Code of Ethics

Code of Business Conduct

We have adopted a code of business conduct and ethics, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our directors and employees, including our executive management. The full text of the code of conduct will be made available on our website at evaxion.ai/investors/corporate-governance/. The information on, or that can be accessed through, our website is not part of and is not incorporated by reference into this Form 20-F. We have included our website address as an inactive textual reference only. Any amendments to the provisions of the code of conduct will be made only after approval by our board of directors or committees thereof and will be disclosed on our website promptly following the date of such amendment or waiver. Any waivers from the provisions of the code of conduct for the benefit of a director or a member of executive management will be made only after approval by our board of directors or committee thereof and will be disclosed in accordance with applicable securities laws and any waiver from the provisions of the code of conduct for other employees may be made by our compliance officer or by our board of directors or committee thereof.

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees paid by us to EY Godkendt Revisionspartnerselskab for all services, for the years ended December 31, 2025, and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
	(USD in thousands)
Audit fees	$329	$297
Audit related fees	106	190
Other fees	80	198

Total fees	$515	$685

In 2025 and 2024, audit fees relate to audit of the annual consolidated financial statements and for review services.

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

●

exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than the data provided to shareholders of United States companies that are subject to the Exchange Act until March 2026; and

●

exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require Board of Directors approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

Except as stated above, we intend to substantially comply with the rules applicable to United States companies listed on The Nasdaq Stock Market. Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625) and the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we are permitted to follow certain corporate governance rules that conform to Danish requirements in lieu of many of the Nasdaq corporate governance rules, and we relied on such rules with respect to a majority of independent directors and for our committees from May 2023 through December 2023, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers going forward. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. In addition, we have opted to follow home country law instead of the Nasdaq Listing Rules that require that a listed company obtain shareholder approval for certain dilutive events, such as certain transactions other than a public offering involving issuances of a 20% or greater interest in the company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company may provide our shareholders with less protection than they would have as shareholders of a domestic U.S company.

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

A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until 12 months following its adoption

Inspection of Books and Records

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy 3.d. that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy is filed as Exhibit 11.1 to this annual report.

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

EVAXION A/S

EVAXION A/S
Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Evaxion A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Evaxion A/S (the Company) as of December 31, 2025, and 2024, the related consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

Copenhagen, Denmark

March 5, 2026

EVAXION A/S
Notes to the Consolidated Financial Statements

EVAXION A/S

Consolidated Statements of Comprehensive Loss

		Years Ended December 31,
	Note	2025	2024	2023
		(USD in thousands, except per share amounts)
Revenue	5	$7,528	$3,344	$73
Research and development	7, 8	(9,975)	(10,457)	(11,916)
General and administrative	7, 8	(6,787)	(7,619)	(10,354)
Operating loss		(9,234)	(14,732)	(22,197)
Finance income	10	4,616	6,500	963
Finance expenses	10	(3,997)	(3,123)	(1,681)
Net loss before tax		(8,615)	(11,355)	(22,915)
Income tax benefit	11	908	788	790
Net loss for the year		$(7,707)	$(10,567)	$(22,125)
Net loss attributable to shareholders of Evaxion A/S		$(7,707)	$(10,567)	$(22,125)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations		—	(14)	(57)
Exchange rate adjustments of investments in subsidiaries		(41)	(5)	3
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on currency translation to presentation currency		406	197	(68)
Other comprehensive income/(loss) for the year, net of tax		$365	$178	$(122)
Total comprehensive loss		$(7,342)	$(10,389)	$(22,247)
Total comprehensive loss attributable to shareholders of Evaxion A/S		$(7,342)	$(10,389)	$(22,247)
Loss per share – basic and diluted	12	$(0.02)	$(0.20)	$(0.81)

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION A/S
Notes to the Consolidated Financial Statements

EVAXION A/S

Consolidated Statements of Financial Position

		December 31,
	Note	2025	2024
		(USD in thousands)
ASSETS
Non-current assets
Property and equipment, net	13	$3,322	$3,514
Government grants receivables, non-current		—	44
Leasehold deposits, non-current		185	162
Total non-current assets		3,507	3,720
Current assets
Prepayments and other receivables	14	801	1,273
Tax receivables, current		866	1,540
Cash and cash equivalents	16	23,234	5,952
Total current assets		24,901	8,765
TOTAL ASSETS		$28,408	$12,485
EQUITY (DEFICIT) AND LIABILITIES
Share capital	19	$15,791	$10,516
Other reserves		127,492	106,369
Accumulated deficit		(126,244)	(118,537)
Total equity (deficit)		17,039	(1,652)
Non-current liabilities
Lease liabilities, non-current	17	1,607	1,620
Borrowings, non-current	18	5,347	8,008
Provisions	22	158	141
Total non-current liabilities		7,112	9,769
Current liabilities
Lease liabilities, current	17	360	314
Derivative liability	6	287	—
Borrowings, current	18	190	159
Trade payables		2,186	2,968
Other payables	15	1,234	927
Total current liabilities		4,257	4,368
Total liabilities		11,369	14,137
TOTAL EQUITY (DEFICIT) AND LIABILITIES		$28,408	$12,485

The accompanying notes are an integral part of consolidated financial statements.

EVAXION A/S
Notes to the Consolidated Financial Statements

EVAXION A/S

Consolidated Statements of Changes in Equity (Deficit)

			Other reserves
	Note	Share capital	Share premium	Share-based payments reserve	Foreign currency translation reserve	Accumulated deficit	Total equity (deficit)
		(USD in thousands)

Equity at December 31, 2022		$3,886	$80,727	$13,186	$(3,651)	$(85,845)	$8,303
Net loss for the period		—	—	—	—	(22,125)	(22,125)
Other comprehensive income		—	—	—	(122)	—	(122)
Share-based compensation	9	—	—	479	—	—	479
Issuance of shares for cash	19	2,013	7,155	—	—	—	9,168
Transaction costs	19	—	(432)	—	—	—	(432)
Equity (deficit) at December 31, 2023		$5,899	$87,450	$13,665	$(3,773)	$(107,970)	$(4,729)
Net loss for the period		—	—	—	—	(10,567)	(10,567)
Other comprehensive income		—	—	—	178	—	178
Share-based compensation	9	—	—	357	—	—	357
Issuance of shares for cash	19	4,617	11,933	—	—	—	16,550
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	(1,097)	—	—	—	(1,097)
Transaction costs	19	—	(2,344)	—	—	—	(2,344)
Equity (deficit) at December 31,2024		$10,516	$95,942	$14,022	$(3,595)	$(118,537)	$(1,652)
Net loss for the period		—	—	—	—	(7,707)	(7,707)
Other comprehensive income		—	—	—	365	—	365
Share-based compensation	9	—	—	342	—	—	342
Issuance of shares for cash	19	5,275	19,794	—	—	—	25,069
Non-cash effect from issue of investor warrants classified as derivative liability	6	—	1,221	—	—	—	1,221
Transaction costs	19	—	(1,908)	—	—	—	(1,908)
Forfeited warrants		—	228	(228)	—	—	—
Reclassification share-based compensation reserve		—	4,145	(4,145)	—	—	—
Loan conversion	18	—	1,309	—	—	—	1,309
Equity at December 31,2025		$15,791	$120,731	$9,991	$(3,230)	$(126,244)	$17,039

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION A/S
Notes to the Consolidated Financial Statements

EVAXION A/S

Consolidated Statements of Cash Flows

		Years Ended December 31,
	Note	2025	2024	2023
		(USD in thousands)

Operating activities:
Net loss for the year		$(7,707)	$(10,567)	$(22,125)
Adjustments for non-cash items:
Reversal of finance income		(4,616)	(6,209)	(546)
Reversal of finance expense		3,997	2,967	1,622
Reversal of tax charge		(908)	(788)	(790)
Tax credit schemes accounted for as grants		—	(25)	(194)
Share-based compensation		307	357	479
Depreciation		615	607	615
Changes in working capital:
Receivables		178	(167)	259
Prepayments		406	736	802
Contract liabilities		48	(45)	(200)
Trade payables, accrued expenses and other payables		(536)	(62)	762
Exchange rate translation effects on working capital items		(233)	58	(61)
Cash flows used in operations		(8,449)	(13,138)	(19,377)
Interest received		299	254	154
Interest paid		(107)	(56)	(65)
Income taxes received		1,632	—	1,597
Net cash used in operating activities		(6,625)	(12,940)	(17,691)

Investing activities:
Purchase of property and equipment	13	(11)	—	(87)
Payment of non-current financial assets – leasehold deposits		(3)	(3)	(6)
Net cash used in investing activities		(14)	(3)	(93)

Financing activities:
Proceeds from issuance of shares and exercise of warrants, less underwriter discounts	19	23,161	14,206	11,323
Exchange loss from repayment of borrowings		—	59	—
Repayment of borrowings		(399)	(805)	(371)
Proceeds from borrowings		(0)	(0)	65
Leasing installments	17	(352)	(331)	(326)
Net cash provided by financing activities		22,410	13,129	10,691

Net increase/ (decrease) in cash and cash equivalents		15,771	186	(7,093)
Cash and cash equivalents at January 1	16	5,952	5,583	13,184
Exchange rate adjustments on cash and cash equivalents		1,511	183	(508)
Cash and cash equivalents at December 31	16	$23,234	$5,952	$5,583

The accompanying notes are an integral part of these consolidated financial statements.

EVAXION A/S
Notes to the Consolidated Financial Statements

Note 1. General Company Information

Evaxion A/S (the “Company” or “Evaxion”) is a clinical-stage TechBio company developing novel vaccines with its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel vaccine candidates for cancer and infectious diseases for patients in the global market. Unless the context otherwise requires, references to the “Company,” “Evaxion,” “we,” “us,” and “our”, refer to Evaxion A/S and its subsidiaries.

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

On January 14, 2025, the Company made effective a change to the ratio of ADSs to ordinary shares, DKK 1 nominal value (the “ADS Ratio”). The ratio has been changed from one ADS representing ten (10) ordinary shares to a new ADS Ratio of one ADS representing fifty (50) ordinary shares of the Company. Unless specified otherwise, all references in this annual report to ADS share and ADS per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the ADS Ratio change.

The consolidated financial statements of Evaxion A/S and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2025, were approved, and authorized for issuance, by the Board of Directors on March 5, 2026.

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

Note 2. Liquidity and Going Concern Assessment

Management and the Board of Directors have assessed the Company’s ability to continue as a going concern and believe the Company has adequate resources to meet its obligations in the foreseeable future. With the Company’s current financial position, available funding, and projected cash flows, Management and the Board of Directors are confident that the Company will continue its operations for at least the next 12 months, and with our current strategic plans and forecasted cash burn, we have sufficient cash to finance operations into second half of 2027.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

The Company monitors its funding situation closely to ensure that it has access to sufficient liquidity to meet its forecast cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk. This enables Management and the Board of Directors to prepare for new financing transactions and/or adjust the cost base accordingly.

The Company's plan is to balance the funding of cash needs through capital market transactions, such as public offerings, at-the-market (“ATM”) program, warrant exercises or other capital sources in case this is not covered by income from potential collaborations or licenses, thus assuring continued going concern.

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

The consolidated financial statements are presented in the Company’s presentation currency, U.S. dollar (“USD”) which is not the functional currency of the parent company. The Group’s financial statements are presented in USD as the result of the Company’s publicly listing the ADSs in the United States. The Company’s functional currency is DKK for Denmark. The consolidated financial statements have been prepared on a going concern basis using a historical cost basis. All financial assets and liabilities are measured at amortized cost unless otherwise stated.

Basis of Consolidation

The consolidated financial statements of the Company comprise the consolidated statement of financial position as of December 31, 2025, and 2024, and the consolidated statement of comprehensive loss for the twelve months ended December 31, 2025, and 2024, and 2023. Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and can affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company. Control is reassessed whenever facts and circumstances indicate that there are changes of control.

All intra-Group assets and liabilities, equity (deficit), income, expenses, and cash flow relating to transactions between members of the Group are eliminated in full in the consolidated statements.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

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

Licenses of Intellectual Property

If the license to the company's intellectual property is determined to be distinct from the other performance obligations identified in an out-licensing arrangement, the company recognizes revenue from non-refundable, up-front fees allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, the company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, up-front fees. The company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition

Milestone Payments

At the inception of each arrangement that includes development milestone payments, the company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal will not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the company re-evaluates the probability of achievement of such development milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue in the period of adjustment.

EVAXION A/S
Notes to the Consolidated Financial Statements

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

The research activities are comprised of activities performed before filing an IND or equivalent and necessary preclinical activities for such product candidates. All research expenses are recognized in the period in which they are incurred, and payments made prior to the receipt of goods or services to be used in research and development are deferred until the goods or services are received. The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors and others. Payments for these activities are based on the terms of the individual agreements, which may differ from the timing of the expense recognition of these costs, in which case they are reflected in the consolidated financial statements as either prepaid- or accrued expenses.

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

CROs invoice the Company upon the occurrence of predetermined contractual or activity-based milestones; however, the timing of these invoices and the Company’s related payments often do not correspond directly to the level of performance of contracted activities. To the extent payments are made by the Company in advance of the related activities performed by the CROs, they are included in prepayments to clinical research organizations and expensed when the activities are performed by the CROs. To the extent the payments are made by the Company following the performance of the related activities, the expense is accrued for as a payable to clinical research organizations.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

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

Modification of warrants which are beneficial are accounted for with their incremental value or over the shorter vesting period. Non-beneficial modifications such as an extension of the vesting period are not accounted for. Consequently, the original terms are deemed to continue to exist. The Company estimates the fair value of warrants using the underlying value of the Company’s ordinary shares. Since the warrants granted before December 2020 are exercisable for nominal consideration, the warrants are valued using the fair value of the Company’s ordinary shares on grant date less the exercise consideration. Warrants granted during 2025, and 2024 are valued using a Black-Scholes share option pricing model. The assumptions used in calculating the fair value of share-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. The key assumption in this estimate is the fair value of the Company’s ordinary share on the warrant grant date.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

In the first half of 2025, the collaboration agreement has ended, and Evaxion has taken the full ownership, responsibility and all rights of the asset (EVX-V1) and can potentially out-license it at our discretion.

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

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions could necessitate future adjustments to tax income and expenses already recorded. As of December 31, 2025, and 2024, the Company has not recognized any provisions for uncertain tax positions resulting in a risk that the deferred tax asset related to warrants is lower than disclosed.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

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

EVAXION A/S
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

Intangible Assets

The Company recognizes intangible assets for licenses. Licenses are measured at cost less cumulative amortization and impairment. Cost is measured at fair value of the consideration transferred with addition of transactions costs. If additional consideration is transferred to the seller due to meeting certain milestones, these payments are added to the cost price once the conditions for making the payments are met. As of December 31, 2025, the Company did not have an intangible asset balance.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

(i) Non-Derivative Financial Assets

Non-derivative financial assets are recognized initially on the date they originate. The Company derecognizes non-derivative financial assets when the contractual rights to cash flows expire, or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset. The Company’s financial assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.

The Company holds the following categories of non-derivative financial assets:

Receivables

Receivables (including lease deposits and receivables) represent the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). They are measured at amortized cost less impairment.

Prepayments include expenditures related to future financial periods and are measured at amortized cost.

Cash and Cash Equivalents

Cash is comprised of cash on hand and in bank deposit accounts. Cash equivalents are instruments with original maturities of 90 days or less, and are comprised of cash held in escrow accounts relating to the 2023 Securities Purchase Agreement.

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

Other Payables

Other payables are comprised of payables to clinical research organizations, employee liabilities and other liabilities. The contract liabilities consist of CROs and vendor accruals. Employee cost liabilities comprise of provision for holiday allowance, provision for salaries and other employee-related provisions. Other liabilities consist of commitments and liabilities related to government grants received in advance.

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

EIB Warrants

Under the EIB Loan Agreement, EIB is entitled to an aggregate of 1,003,032 cash settled EIB Warrants with an exercise price of 1 DKK per warrant for all tranches (the “EIB Warrants”). On February 17, 2022, 351,036 EIB Warrants were issued to EIB as part of the drawdown of the first tranche of the EIB Loan. On October 3, 2024, the Company increased the number of shares issuable from the exercise of the EIB Warrants by 22,091 to 373,127 as an adjustment related to capital issuances that occurred during the year. The EIB Warrants are part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with IAS 32, Financial Instruments: Presentation and IFRS 9, Financial Instruments. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. EIB is entitled to elect net in cash settlement of its warrants at any time, and consequently a financial liability for the redemption amount is recognized.

EVAXION A/S
Notes to the Consolidated Financial Statements

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

The 2023 SPA Investor Warrants are accounted for in accordance with IFRS 9 Financial Instruments and were determined to be classified as liabilities. The warrant liability was measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. The changes in the fair value of the 2023 SPA Investor Warrants during the reporting period were recognized as finance expense or finance income in the consolidated statements of comprehensive loss.

As part of the February 2024 Offering, the Company issued warrants to purchase 151,500 ADSs representing an aggregated 7,575,000 ordinary shares. The 2024 Investor Warrants vested immediately upon issuance, have an exercise price of $20.00 per ADS, and expires five years from issuance. In accordance with IAS 32 Financial Instruments: Presentation, the Company determined that the 2024 SPA Investor Warrants were precluded from equity classification and were determined to be derivative financial instruments, because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2024 Investor Warrants was in USD and not the Company’s functional currency.

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

In connection with the January 2025 public offering, the Company issued warrants to purchase 3,997,361 ADSs, representing 199,868,050 ordinary shares. The 2025 Investor Warrants vested immediately upon issuance, have an exercise price of $2.71 per ADS, and expires five years from the issuance date. Under IAS 32 the Company concluded that the 2025 Investor Warrants could not be classified as equity and should be accounted for as derivative financial instruments because their exercise price was denominated in USD rather than in the Company’s functional currency, DKK.

As announced on  May 27, 2025, the Company entered into an amendment to its 2025 Investor Warrants, with approximately 50% of the participating investors. The amendments convert the exercise price per ADS for the 2025 Investor Warrants from $2.71 to DKK 19.15 on average. As the converted awards are no longer settled in foreign currency, the converted warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the converted portion of the derivative liability was reclassified to other reserves at the time of the amendment.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

Shareholders’ Equity (Deficit)

The share capital comprises the nominal amount of the company’s ordinary shares, each at a nominal value of DKK 0.25.

Other reserves include the share premium comprising the amount received, attributable to shareholders’ equity (deficit), in excess of the nominal amount of the shares issued at the company’s capital increases, reduced by any expenses directly attributable to capital increases as well as translation reserves. Translation reserves include exchange rate adjustments of equity (deficit) and intragroup receivables forming part of the net investments in our group enterprises. Share-based payments reserves include the corresponding entries for share-based payments recognized in profit and loss arising from the Company’s warrant program. Accumulated deficit includes the Company’s accumulated profit and loss.

Loss Per Share

The calculation of basic loss per share is based on the Company’s net loss for the year attributable to shareholders of Evaxion A/S and on the weighted average number of ordinary shares outstanding during the year. In calculating diluted loss per share, earnings and the average number of shares are adjusted for the dilutive effects of potential ordinary shares. Loss per share is not adjusted for any dilution that results in a loss per share that is lower than loss per ordinary share before dilution.

Reclassifications

During the period, The Company updated the presentation of specific equity balances to reflect the issuance of shares upon the exercise of warrants in a prior period. This resulted in a reclassification within equity from share-based payments reserve to share premium. This reclassification had no impact on total equity, profit or loss, or cash flows.

Certain prior year amounts in the consolidated statement cash flows were reclassified to conform with the current year’s presentation.

Reclassification of operating activities includes the addition of line-items that configure both the total adjustments for non-cash items as well as changes in working capital. Reclassification of financing activities includes the netting of transaction costs related to the issuance of shares with the proceeds from the issuance of shares and exercise of warrants, less underwriter discounts. This reclassification did not impact total cash flows from operating, investing, or financing activities for any periods presented.

Standards Issued and Effective

There were a number of standards and interpretations which were issued and became effective at January 1, 2025, and have been adopted for these consolidated financial statements, including:

●	Amendments to IAS 21 Lack of Exchangeability

The Company adopted the new standards listed above during the year ended December 31, 2025. None of the new standards listed above had a material impact on the Company’s financial statements during the year ended December 31, 2025.

Standards issued but not yet effective

The following standards and interpretations which were issued but were not yet effective on December 31, 2025, and have not been adopted for these consolidated financial statements, including:

●	Amendments to IFRS 9 & IFRS 7 Classification and Measurement of Financial Instruments ( January 1, 2026)

●	IFRS 18 Presentation and Disclosure in Financial Statements ( January 1, 2027)

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

EVAXION A/S
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

Subsequent to the Company’s IPO completed in February 2021, determining the initial fair value and subsequent accounting for equity awards require significant judgment regarding expected life and volatility of an equity award; however, as a public listed company there is objective evidence of the fair value of an ordinary share on the date an equity award is granted. Refer to Note 9 for further details surrounding share-based compensation.

EIB Loan and EIB Warrant liability

In February 2022, the first tranche related to the Company’s loan agreement with the European Investment Bank (EIB) was drawn down. As part of the loan arrangement warrants were granted to EIB.

The liability is initially recognized at fair value, net of transaction costs incurred (this includes the amount attributable to the warrants). The loan is subsequently measured at amortized cost using the effective interest method. The effective interest rate is determined based on the outstanding amount and the fixed interest payments during the period outstanding and the accumulated payment-in-kind interest payment to be paid upon repayment.

The warrants are considered a liability as they can be settled in cash and form part of the overall return to EIB on the financing arrangement and are thus accounted for in accordance with the financial instruments standards IAS 32 and IFRS 9. The liability is measured initially at its fair value. The cost upon initial recognition is accounted for as transaction costs as it is directly linked to the drawdown on each individual tranche of the EIB Loan. The warrant liability is subsequently remeasured at the redemption amount. Remeasurement of these warrants are based on observable market values.

In July 2025, the Company reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87, corresponding to a premium of 89% to the share price by market close the day before the announcement. The conversion was accounted for in accordance with IFRIC 19. Warrants issued as a result of the conversion were equity classified, and as the fair value of the warrants issued are lower than the carrying amount of the converted portion of the EIB loan, a gain upon settlement was recorded. Judgement was utilized in determining certain valuation inputs of the awarded warrants, and changes in these assumptions may affect the estimated fair value.

Investor Warrants

In December 2023, the Company entered into a Securities Purchase Agreement with the 2023 SPA Investors, for the issuance and sale in a private placement of the Company’s ordinary shares, DKK 1 nominal value represented by ADSs and accompanying 2023 SPA Investor Warrants to purchase ordinary shares represented by ADSs. In accordance with IAS 32, the Company determined that the 2023 SPA Investor Warrants were derivative financial instruments because while they contain no contractual obligation to deliver cash or other financial instruments to the holders other than the Company’s own ordinary shares, the exercise price of the 2023 SPA Investor Warrants were in USD and not the Company’s functional currency. The 2023 SPA Investor Warrants were accounted for in accordance with IFRS 9 and were determined to be classified as liabilities.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

The warrant liability was measured at fair value at initial recognition and subsequently remeasured at fair value each reporting date until either exercised or expired. Significant judgment is made in respect to valuation of the warrants. The fair value of the warrants was determined using a Black-Scholes valuation model, considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend.

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

In connection with the January 2025 public offering, the Company issued warrants to purchase 3,997,361 ADSs, representing 199,868,050 ordinary shares. The 2025 Investor Warrants vested immediately upon issuance, have an exercise price of $2.71 per ADS, and expires five years from the issuance date. Under IAS 32 the Company concluded that the 2025 Investor Warrants could not be classified as equity and should be accounted for as derivative financial instruments because their exercise price was denominated in USD rather than in the Company’s functional currency, DKK.

Judgement was utilized in determining certain valuation inputs of the awarded warrants, and changes in these assumptions may affect the estimated fair value. Refer to Note 6 for detailed information on the fair value measurement of the Investor Warrants, including the significant inputs, and the effect of changes in those inputs.

Leasehold Improvements and Loan From Lessor

A significant judgment was made in respect to determining whether customization of leased premises forms part of the lease or is a leasehold improvement funded by the lessor. See the section “Leasehold improvements and Loan from lessor” in Note 3.

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

In June 2025, the Company received funding support of nominal amount from the Gates Foundation to help the world eradicate polio (poliomyelitis) by exploring design options for a new and unique vaccine.

In September 2025, the Company out-licensed its vaccine candidate EVX-B3 to MSD (tradename of Merck & Co., Inc., Rahway, NJ, USA) as per the option and license agreement entered between the two companies in September 2024. The Company received a cash payment of $7.5 million and will be eligible for future development, regulatory and sales milestone payments of up to $592 million, as well as royalties on net sales. MSD will assume full responsibility and carry all costs for the further development of the EVX-B3 vaccine.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

Liquidity Risk

As of the date of the consolidated financial statements the Company, based on the Company’s current financial position, available funding, and projected cash flows, Management and the Board is confident that the Company will have sufficient funds available to finance operations into the second half of 2027. Additionally, refer to Note 2 for further discussion of the Company’s liquidity.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

The following are the contractual undiscounted outflows associated with the Company’s financial liabilities in the current and prior year:

	December 31, 2025
	(USD in thousands)
	Carrying amount	Contractual cash flows	< 1 year	1– 5 years	>5 years	Total
		(USD in thousands)
Borrowings	$5,537	$6,565	$381	$6,184	$—	$6,565
Lease payables	1,967	2,495	374	1,571	550	2,495
Trade payables	2,186	2,186	2,186	—	—	2,186
Provisions	158	158	—	—	158	158
Other payables	129	129	129	—	—	129
Total	$9,977	$11,533	$3,070	$7,755	$708	$11,533

	December 31, 2024
	(USD in thousands)
	Carrying amount	Contractual cash flows	< 1 year	1– 5 years	>5 years	Total
		(USD in thousands)
Borrowings	$8,167	$10,559	$385	$10,174	$—	$10,559
Lease payables	1,934	2,544	325	1,370	849	2,544
Trade payables	2,968	2,968	2,968	—	—	2,968
Provisions	141	141	—	—	141	141
Other payables	67	67	67	—	—	67
Total	$13,277	$16,279	$3,745	$11,544	$990	$16,279

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

EVAXION A/S
Notes to the Consolidated Financial Statements

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

The following table summarizes the Company’s financial liabilities, and the category using the fair value hierarchy. Note, the Company did not have any financial assets measured at fair value on a recurring basis, as of December 31, 2025, and 2024.

	Years Ended December 31, 2025
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities at fair value
2025 Investor Warrants	$—	$—	$287
Total financial liabilities measured at fair value by level	$—	$—	$287

	Years Ended December 31, 2025
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$4,800
Loan from lessor	—	—	737
Total financial liabilities measured at amortized cost by level	$—	$—	$5,536

	Years Ended December 31, 2024
	Level 1	Level 2	Level 3
	(USD in thousands)
Financial liabilities measured at amortized cost
EIB Loan	$—	$—	$8,143
Loan from lessor	—	—	815
Total financial liabilities measured at amortized cost by level	$—	$—	$8,958

EVAXION A/S
Notes to the Consolidated Financial Statements

2024 and 2025 Investor Warrants

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

In connection with the January 2025 public offering, the Company issued warrants to purchase 3,997,361 ADSs, representing 199,868,050 ordinary shares. The 2025 Investor Warrants vested immediately upon issuance, have an exercise price of $2.71 per ADS, and expires five years from the issuance date. Under IAS 32 the Company concluded that the 2025 Investor Warrants could not be classified as equity and should be accounted for as derivative financial instruments because their exercise price was denominated in USD rather than in the Company’s functional currency, DKK. The fair value of the 2025 Investor Warrants were determined using a Black-Scholes valuation model, which included the following significant unobservable inputs:

	Years Ended December 31,
	2025	2024
Exercise price	$0.05	—
Remaining contractual term (in years)	2.04	—
Expected share price volatility	85%	—
Risk-free interest rate	3.47%	—
Expected dividends	—	—

As announced on May 17, 2025, the Company entered into an amendment to its 2025 Investor Warrants, with approximately 50% of the participating investors. The amendments convert the exercise price per ADS for the 2025 Investor Warrants from $2.71 to DKK 19.15 on average. As the converted awards are no longer settled in foreign currency, the converted warrants now meet the fixed for fixed criteria under IAS 32. This resulted in a change of classification of the awards from liability classification to equity classification. Due to the classification change, the converted portion of the derivative liability was reclassified to other reserved at the time of the amendment.

The following table sets forth the changes to the Company’s derivative liability related to the 2025 Investor Warrants:

Total Derivative Liability
(USD in thousands)
Carrying amount at January 1, 2025	$—
Initial recognition of derivative liability	3,929
Remeasurement of derivative liability	1,336
Exercise in period	(4,189)
Reclassification of derivative liability	(789)
Carrying amount at December 31, 2025	$287

The initial recognition and the reclassification are offset against other reserves. The net amount from derivative liabilities recorded as a non-cash adjustment to share premium amounts to $1.2 million and constitutes the difference between initial recognition $3.9 million, the balance of the amended awards of $0.8 million, amortization of the day one loss of the amended warrants and exercised warrants of $0.2 million, and exercised warrants in the period of $4.2 million.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

The Company issued warrants in connection with the EIB Loan Agreement. The EIB Warrants liability is measured in full upon issuance. The liability is measured initially at its fair value and is subsequently remeasured at the redemption amount. The liability is classified in Level 1 of the fair value hierarchy. The fair value of the warrants issued to EIB is currently lower than the exercise price and for that reason no liability is presented.

The following table sets forth the changes to the Company’s EIB Warrant liability:

Warrant Liability
(USD in thousands)
Carrying amount at December 31, 2023	$190
Remeasurement of warrant liability	(190)
Foreign currency translation	—
Carrying amount at December 31, 2024	$—
Remeasurement of warrant liability	—
Foreign currency translation	—
Carrying amount at December 31, 2025	$—

Note 7. Operating Activities

Research and Development Expenses

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$5,699	$4,832	$6,033
Share-based compensation expenses	167	101	377
Depreciation	315	305	340
External expenses	3,794	5,219	5,166
Total research and development expenses	$9,975	$10,457	$11,916

During the years ended December 31, 2025, 2024, and 2023, the Company recognized a nominal amount, $0.3 million and $0.4 million, respectively, related to government grants as a reduction of research and development expenses.

General and Administrative Expenses

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Employee salary and benefit expenses, excluding share-based compensation	$2,534	$2,332	$3,030
Share-based compensation expenses	140	256	102
Professional and other fees	3,812	4,729	6,947
Depreciation	301	302	275
Total general and administrative expenses	$6,787	$7,619	$10,354

EVAXION A/S
Notes to the Consolidated Financial Statements

During the year ended December 31, 2025, general and administrative share-based compensation expenses included a nominal amount of share-based compensation expenses related to noncash payments of warrants to consultants for services rendered. There were no share-based compensation expenses to consultants recognized prior to 2025.

Note 8. Employees and Employee-Related Costs

The number of employees, including executive and non-executive directors, during the year was as follows:

	Years Ended December 31,
	2025	2024	2023
Average number of full-time employees	45	45	55
Number of employees at end of period:
Denmark and United States	46	46	49
Total employees, at end of period	46	46	49

Employee costs:

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Wages and salaries	$7,356	$6,447	$8,436
Cash bonus	629	604	393
Share-based compensation expenses	307	177	479
Other social security expenses	17	16	18
Other staff expenses	230	97	216
Total	$8,539	$7,341	$9,542

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Total Employee costs classified as:
Research and development expenses	$5,866	$4,933	$6,410
General and administrative expenses	2,673	2,408	3,132
Total	$8,539	$7,341	$9,542

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Non-management employee benefit expenses classified as:
Research and development expenses	$5,099	$3,977	$5,255
General and administrative expenses	1,397	1,289	1,870
Total	$6,496	$5,266	$7,125

EVAXION A/S
Notes to the Consolidated Financial Statements

Remuneration to the Board of Directors and Executive Management

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Remuneration to the Executive Management:
Wages and salaries	$1,518	$1,595	$1,802
Share-based compensation expenses	108	38	205
Total	1,626	1,633	2,007
Remuneration to the Board of Directors:
Wages and salaries	356	384	360
Share-based compensation expenses	61	58	45
Total	417	442	405
Remuneration to the Board of Directors and Executive Management classified as:
Research and development expenses	767	956	1,150
General and administrative expenses	1,277	1,119	1,262
Total	$2,044	$2,075	$2,412

The Executive Management was comprised of four members as of December 31, 2025, as well as of December 31, 2024, and 2023.

Note 9. Share-Based Payments

Warrant Program

The Company’s Articles of Association allow for the granting of equity compensation, in the form of equity settled warrants, to employees, and Scientific Advisory Board members who provide services similar to employees, members of executive management, and the board of directors. The warrants granted in 2018 or prior vested upon the closing of our initial public offering in February 2021 (“IPO”). The warrants granted in 2020 vest either gradually over 36 months or vest immediately. Vested warrants granted in 2020 are exercisable in certain exercise windows beginning in the second half of the year of 2021. Warrants granted until 2019 expire on December 31, 2036. Warrants granted in 2022, 2021 and 2020 expire on December 31, 2031. Warrants granted in 2025, and 2024 expire on December 31, 2031. For the years ended December 31, 2025, and 2024 the number of warrants outstanding as a percentage of outstanding ordinary shares was 1.6%, and 4.3%, respectively.

During 2025, the Company granted 3,872,407 warrants to its employees, members of its Board of Directors, and Executive Management team, of which 2,625,000 were granted to Chief Executive Officer, 125,000 were granted to Chief AI Officer, and 125,000 were granted to Chief Scientific Officer. All warrants granted vest over a period of 36 months.

The fair value of the warrants granted during 2025 at grant date amounted to $0.3 million.

During 2024, the Company granted 538,460 warrants to its employees, members of its Board of Directors, and Executive Management team, of which 16,668 were granted to its Chief Executive Officer, 25,000 were granted to its Chief AI Officer, 50,000 were granted to its Chief Scientific Officer, and 50,000 were granted to its Chief Finance Officer. All warrants granted vest over a period of 36 months.

The fair value of the warrants granted during 2024 at grant date amounted to $0.2 million.

The following schedule specifies the granted warrants:

		Weighted	Weighted Average
		Average	Remaining
	Number of	Exercise	Contractual Life
	warrants	Price/Share	(years)
Warrants granted as at December 31, 2023 (1)	2,738,473	USD 1.41	10
Warrants granted	538,460	USD 0.40
Warrants exercised	—
Warrants forfeited	(232,139)	USD 1.72
Warrants cancelled	—	—
Warrants granted as at December 31, 2024 (1)	3,044,794	USD 1.19	9
Warrants granted during 2025	3,872,407	USD 0.10
Warrants exercised	—	—
Warrants forfeited	(183,152)	USD 0.90
Warrants cancelled	—	—
Warrants granted as at December 31, 2025 (1)	6,734,049	USD 0.17 (2)	7
Warrants exercisable as at December 31, 2023 (1)	2,007,123
Warrants exercisable as at December 31, 2024 (1)	2,493,050
Warrants exercisable as at December 31, 2025 (1)	3,500,721

______________________________

(1)	The number of warrants excludes Investor Warrants and EIB Warrants referred to in Note 6.

(2)	Based on exchange rate USD/DKK as of December 31, 2025.

EVAXION A/S
Notes to the Consolidated Financial Statements

The following table details amounts of share-based compensation expenses related to the warrant program included in the consolidated statements of comprehensive loss:

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Research and development expenses	$167	$101	$377
General and administrative expenses	140	76	102
Total	$307	$177	$479

Determination of fair value of warrants

Warrants are granted based on the average share price 30 days prior to the date of grant, and fair value comprises a time value which is significantly affected by the expected life and expected volatility. The expected life of a warrant is based on the assumption that the holder will not exercise until after the equity award is fully vested. Actual exercise patterns may differ from the assumption used herein. The expected volatility is based on peer group data and reflects the assumption that the historical volatility over a period similar to the life of the warrant is indicative of future trends, which may not necessarily be the actual outcome. The peer group consists of listed companies that management believes are similar to the Company in respect to industry and stage of development. Even with objective evidence of the fair value of an ordinary share, small changes in any other individual assumption or in combination with other assumptions could have resulted in significantly different valuations.

The following assumptions have been applied for the warrants issued during the years ended December 31, 2025, and 2024, and 2023:

	Years Ended December 31,
	2025	2024	2023
Expected term (in years)	6.5	6.5	6.5
Risk-free interest rate	4.34%	4.71%	4.27%
Expected volatility	85%	85%	85%
Share price	$0.06	$0.42	$0.70

EVAXION A/S
Notes to the Consolidated Financial Statements

The following schedule specifies the outstanding warrants as of December 31, 2025:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Granted prior to 2023		2,184,917
Grant (January 2023)	9.17	7,479	USD 1.94	6
Grant (September 2023)	4.27	100,000	USD 1.02	6
Grant (December 2023)	3.61	269,605	USD 0.75	6
Grant (May 2024)	2.23	440,332	USD 0.40	6
Grant (February 2025)	2.09	1,231,716	USD 0.50	6
Grant (November 2025)	0.50	2,500,000	USD 0.74	6

Granted at December 31, 2025		6,734,049
Warrants exercisable at December 31, 2025		3,500,721

The following schedule specifies the outstanding warrants as of December 31, 2024:

	Per
	warrant		Average	Remaining
	grant	Number of	exercise price	term to
	date fair value	warrants	per warrant	maturity
Outstanding program	(DKK)	outstanding	(DKK)	(years)
Granted prior to 2023		2,186,778
Grant (January 2023)	9.17	10,000	USD 1.94	7
Grant (September 2023)	4.27	100,000	USD 1.02	7
Grant (December 2023)	3.61	275,969	USD 0.75	7
Grant (May 2024)	2.23	472,047	USD 0.40	7
Granted at December 31, 2024		3,044,794
Warrants exercisable at December 31, 2024		2,493,050

EVAXION A/S
Notes to the Consolidated Financial Statements

The Board of Directors and Executive Management holding of share awards for the years ended December 31, 2023, 2024, and 2025 is shown below:

	December 31, 2022	Warrants held when becoming or leaving as a member of management	Granted	Exercised	Forfeited	December 31, 2023	Warrants held when becoming or leaving as a member of management	Granted	Exercised	Forfeited	December 31, 2024	Warrants held when becoming or leaving as a member of management	Granted	Exercised	Forfeited	December 31, 2025
Steven Projan	51,631	—	—	—	—	51,631	—	—	—	—	51,631	—	—	—	—	51,631
Roberto Prego	43,747	—	5,000	—	—	48,747	—	20,000	—	—	68,747	—	25,000	—	—	93,747
Marianne Søgaard	113,487	—	75,000	—	—	188,487	—	40,000	—	—	228,487	—	125,000	—	—	353,487
Lars Holtug	9,583	—	5,000	—	—	14,583	—	20,000	—	—	34,583	—	25,000	—	—	59,583
Niels Iversen Møller (5)	3,750	—	8,125	—	—	11,875	—	20,000	—	—	31,875	—	12,500	—	—	44,375
Lars Aage Staal Wegner (1)	—	—	—	—	—	—	608,188	—	—	—	608,188	—	17,708	—	—	625,896
Board of Directors in total	222,198	—	93,125	—	—	315,323	608,188	100,000	—	—	1,023,511	608,188	205,208	—	—	1,228,719
Lars Aage Staal Wegner	808,188	—	—	(200,000)	—	608,188	(608,188)	—	—	—	—	—	—	—	—	—
Helen Tayton Martin (2)							—	—	—	—	—	—	2,500,000	—	—	2,500,000
Birgitte Rønø	99,376	—	12,500	—	—	111,876	—	50,000	—	—	161,876	—	125,000	—	—	286,876
Erik Heegaard (6)	122,564	—	—	—	—	122,564	—	—	—	(23,424)	99,140	—	—	—	—	99,140
Andreas Holm Mattsson	35,000	—	6,250	—	—	41,250	—	25,000	—	—	66,250	—	125,000	—	—	191,250
Bo Karmark (7)	61,667	—	—	—	—	61,667	—	—	—	(30,185)	31,482	—	—	—	—	31,482
Jesper Nyegaard Nissen (4)	45,883	—	12,500	—	—	58,333	—	50,000	—	(62,267)	46,066	—	—	—	—	46,066
Per Norlén (8)	53,125	—	—	—	(37,150)	15,975	—	—	—	—	15,975	—	—	—	—	15,975
Christian Kanstrup (3)	—	—	169,167	—	—	169,167	—	16,668	—	—	185,835	—	125,000	—	—	310,835
Executive Management in total	1,225,803	0	200,417	(200,000)	(37,150)	1,189,020	(608,188)	141,668	—	(115,876)	606,624	—	2,875,000	—	—	3,481,624

(1)	Mr. Wegner joined the Board of Directors as of April 16, 2024.

(2)	Dr. Tayton-Martin was appointed CEO of Evaxion A/S as of November 24, 2025.

(3)	Mr. Kanstrup stepped down as CEO and member of the Executive Management team as of June 30, 2025.

(4)	Mr. Nissen resigned as Chief Operating Officer effective October 30, 2024.

(5)	Mr. Iversen Møller stepped down from the Board of Directors effective June 30, 2024.

(6)	Mr. Heegaard resigned from Chief Medical Officer of the company effective March 2024.

(7)	Mr. Karmark resigned as the Chief Financial Officer of the Company effective March 1, 2024.

(8)	Mr. Norlén resigned as the Chief Executive Officer effective September 1, 2023.

EVAXION A/S
Notes to the Consolidated Financial Statements

Note 10. Financial Income and Expenses

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Financial income:
Interest income, bank	$249	$254	$151
Interest income, other	50	—	3
Change in fair value of derivative liability	1,091	5,492	—
Change in fair value of warrant liability	—	190	636
Foreign exchange gains	658	564	173
Gain on conversion of EIB loan	2,568	—	—
Total financial income	4,616	6,500	963
Financial expenses:
Interest expenses	—	—	(1)
Interest expenses, lease liabilities	(152)	(161)	(172)
Change in fair value of derivative liability	(2,383)	(1,653)	(110)
Change in fair value of warrant liability	—	(125)	(244)
Interest expenses, loan from lessor	(724)	(801)	(724)
Foreign exchange losses	(738)	(383)	(430)
Total financial expenses	(3,997)	(3,123)	(1,681)
Net financial items	$619	$3,377)	$(718)

Note 11. Income Taxes

(a)	Analysis of charge/(credit) for the year:

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Income tax benefit	$908	$788	$790
Total income tax benefit for the year	$908	$788	$790

On December 31, 2025, the Company had net tax loss carry-forwards in Denmark of $23.2 million (2024: $20.4 million) for income tax purposes, all of which can be carried forward infinitely according to Danish Corporate Income Tax Act. As of December 31, 2025, the Company did not have any tax loss carry-forwards in any other tax jurisdictions.

The benefit from income taxes for each year includes a tax credit for research and development expenditures at the applicable tax rate under the Danish Tax Assessment Act and Australian tax legislation, respectively.

EVAXION A/S
Notes to the Consolidated Financial Statements

(b)	Reconciliation of effective tax rate to Danish statutory tax rate

	Years Ended December 31,
	2025	2024	2023
Statutory corporate income tax rate in Denmark	22%	22%	22%
Non-deductible income / (expenses)	(3)%	5%	(1)%
Non-taxable income / (expenses)	—%	—%	—%
Additional tax deduction R&D expenses	2%	2%	1%
Tax credit research and development expenditures	—%	(7)%	(4)%
Change in deferred tax asset not capitalized	(11)%	(15)%	(14)%
Total effective tax rate	10%	7%	4%

(c)	Deferred tax in the consolidated statements of financial position

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Deferred Tax Positions:
Warrants	$—	$—	$275
Loss carry forward	23,158	20,429	19,022
Other items	(156)	(131)	(126)
Deferred tax assets not recognized	(23,002)	(20,298)	(19,171)
Total Deferred Tax	$—	$—	$—

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

Note 12. Basic and Diluted Loss Per Share

Basic loss per share is calculated by dividing the net loss attributable for the year to shareholders of Evaxion A/S by the weighted average number of ordinary shares outstanding during the year. As net losses from continuing operations were recorded in the years 2025, 2024, and 2023, the dilutive potential shares are anti-dilutive for the earnings per share calculation.

	2025	2024	2023
	(USD in thousands, except share amounts and per share amounts)
Loss per share before and after dilution
Net loss attributable to shareholders of Evaxion A/S	$(7,707)	$(10,567)	$(22,125)
Weighted-average number of ordinary shares outstanding	320,406,391	53,644,483	27,335,829
Loss per share before and after dilution	$(0.02)	$(0.20)	$(0.81)

The following potential shares are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted loss per share:

	Years Ended December 31,
	2025	2024	2023

Warrants(1)	141,860,674	62,579,819	12,816,407

____________________________

(1)	The number of warrants presented includes warrants granted for share-based payments, the EIB Warrants, and Investor Warrants outstanding as of each year end period.

EVAXION A/S
Notes to the Consolidated Financial Statements

Note 13. Property and Equipment, Net

		Other	Leasehold
	Property	Equipment	Improvements	Total
	(USD in thousands)
Cost at December 31, 2024	$2,531	$1,357	$1,656	$5,544
Additions during the year	—	11	—	11
Exchange rate adjustments	322	169	206	697
Cost at December 31, 2025	2,853	1,537	1,862	6,252
Depreciation at December 31, 2024	$(788)	$(746)	$(496)	$(2,030)
Depreciation for the year	(254)	(197)	(164)	(615)
Exchange rate adjustments	(116)	(101)	(68)	(285)
Depreciation at December 31, 2025	(1,158)	(1,044)	(728)	(2,930)
Carrying amount at December 31, 2025	$1,695	$493	$1,134	$3,322
Carrying amount of right-of-use assets at December 31, 2025	$1,695	$—	$—	$1,695

		Other	Leasehold
	Property	Equipment	Improvements	Total
	(USD in thousands)
Cost at December 31, 2023	$2,681	$1,438	$1,754	$5,873
Exchange rate adjustments	(150)	(81)	(98)	(329)
Cost at December 31, 2024	2,531	1,357	1,656	5,544
Depreciation at December 31, 2023	$(585)	$(581)	$(364)	$(1,530)
Depreciation for the year	(244)	(206)	(158)	(608)
Exchange rate adjustments	41	41	26	108
Depreciation at December 31, 2024	(788)	(746)	(496)	(2,030)
Carrying amount at December 31, 2024	$1,743	$611	$1,160	$3,514
Carrying amount of right-of-use assets at December 31, 2024	$1,743	$—	$—	$1,743

Depreciation included in the consolidated statement of comprehensive loss:

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Research and development expenses	$314	$305	$340
General and administrative expenses	301	303	275
Total depreciation included in the consolidated statement of comprehensive loss	615	608	615
Total accumulated depreciation of right-of-use assets at December 31,	$1,215	$788	$585

Note 14. Prepayments and Other Receivables

	December 31,
	2025	2024
	(USD in thousands)
VAT receivables	$185	$216
Prepayments	616	955
Receivables from collaboration partners	—	37
Other receivables	—	65
Total prepayments and other receivables	$801	$1,273

EVAXION A/S
Notes to the Consolidated Financial Statements

Note 15. Other Payables

	December 31,
	2025	2024
	(USD in thousands)
Employee cost liabilities	$1,105	$860
Other liabilities	129	67
Total other payables	$1,234	$927

Note 16. Cash and Cash Equivalents

	December 31,
	2025	2024
	(USD in thousands)
Cash and cash equivalents	$23,234	$5,952
Total cash and cash equivalents	$23,234	$5,952

Reconciliation of Liabilities from Financing Activities

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2024	Cash flows	interest	Costs	Conversion	adjustment	2025
Lease liabilities	$1,934	$(352)	$152	$—	$—	233	$1,967
Borrowings	8,167	(399)	618	—	(3,890)	1,041	5,537
Provisions	141	—	—	—	—	17	158
Total liabilities from financing activities	$10,242	$(751)	$770	$—	$(3,890)	$1,291	$7,662

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2023	Cash flows	interest	Costs	Conversion	adjustment	2024
Lease liabilities	$2,222	$(331)	$161	$—	$—	$(118)	$1,934
Borrowings	8,648	(805)	703	—	—	(379)	8,167
Provisions	149	—	—	—	—	(8)	141
Total liabilities from financing activities	$11,019	$(1,136)	$864	$—	$—	$(505)	$10,242

	December 31,		Accumulated	Transaction		Exchange rate	December 31,
(USD in thousands)	2022	Cash flows	interest	Costs	Additions	adjustment	2023
Lease liabilities	$2,255	$(326)	$172	$—	$45	$76	$2,222
Borrowings	8,000	(306)	638	—	65	251	8,648
Provisions	144	—	—	—	—	5	149
Total liabilities from financing activities	$10,399	$(632)	$810	$—	$110	$332	$11,019

Note 17. Leases

Leases

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. The commencement date for the lease of the 839 square meters of office space was February 1, 2021, and the lease continues for a term of 10 years from that date. The commencement date for the additional laboratory space was August 13, 2021, and the lease continues for a term of 10 years with a subsequent 12-month cancellation notice period. The lease agreement contains an early termination provision which would trigger a termination fee of $2.7 million. Throughout the term, the lease is subject to annual increases ranging from two to four percent on the annual lease payment amount. The Company had one lease in Copenhagen, Denmark as of December 31, 2025.

EVAXION A/S
Notes to the Consolidated Financial Statements

For the years ended December 31, 2025, and 2024, the expense recognized in operating expense related to short term and variable lease payments not included in the lease liabilities was immaterial. For the years ended December 31, 2025, and 2024, the Company recognized $0.3 million, and $0.2 million respectively, of depreciation expense related to its right-of-use lease asset in operating expense. For the years ended December 31, 2025, and 2024, the Company recognized $0.2 million, and $0.2 million, of interest expense related to its lease liabilities. The Company recognized a total of $0.4 million, and $0.4 million related to lease expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2025, and 2024.

Set out below are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2024	$1,743	$1,934
Additions	—	—
Depreciation	(254)	—
Interest Expense	—	152
Payments	—	(352)
Depreciation revaluation	—	—
Translation	206	233
At December 31, 2025	$1,695	$1,967

	Right-of-Use Asset	Lease Liabilities
	(USD in thousands)
At December 31, 2023	$2,096	$2,222
Additions	—	—
Depreciation	(203)	—
Interest Expense	—	161
Payments	—	(331)
Translation	(150)	(118)
At December 31, 2024	$1,743	$1,934

The total cash outflow for leases were $0.4 million and $0.3 million during the years ended December 31, 2025 and 2024, respectively.

Note 18. Borrowings

Loan From Lessor

In October 2020, the Company entered into a lease for approximately 1,356 square meters, which is allocated on 839 square meters of office space, and 518 square meters of laboratory space in Hørsholm, Denmark. In addition to the ordinary lease payments, the Company obtained financing from DTU Science Park A/S (“DTU”) for rebuilding the laboratory facility and engineering building to match the Company’s needs. The Company will repay the $1.3 million financing at a fixed interest rate of 6% over 8 years. If the lease is terminated due to default by the Company before the outstanding balance, including interest accrued, has been repaid, the remaining balance is due immediately. The finance liability is recorded at amortized cost, which approximates fair value at the time of issuance. For the years ended December 31, 2025, and 2024 interest expense related to the loan from lessor was a nominal amount, $0.1 million and $0.1 million, respectively.

EVAXION A/S
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

During the year ended December 31, 2021, the Company initiated the draw of the first tranche of the EIB Loan Agreement. The Company received the proceeds from the draw of the first tranche of €7.0 million (approximately $7.8 million) on February 17, 2022. The Company will repay the first tranche of the EIB Loan at a fixed interest rate of 3% per annum and a payment-in-kind interest rate of 4% per annum. The loan is amortized to maturity using an effective monthly interest rate of 0.79%. For the years ended December 31, 2025, and 2024, interest expense related to the EIB Loan was $0.6 million, and $0.7 million, respectively. The loan is repayable in full six years after drawing down. The two remaining tranches have become void as of December 31, 2023.

In July 2025, the Company reached an agreement with EIB, where EIB converted €3.5 million of its €7 million loan to Evaxion into equity via a purchase of ordinary Evaxion warrants at a price of $4.87 per warrant, corresponding to a premium of 89% to the share price by market close the day before the announcement. As a result of the conversion, a gain was recognized in the amount of $2.6 million, calculated as the difference between the carrying amount of the converted potion of the EIB loan and the fair value of the warrants issued of $1.3 million.

Borrowings are summarized as follows:

	Years Ended December 31,
	2025	2024	2023
	(USD in thousands)
Loan from lessor	$737	$815	$1,022
EIB Loan	4,800	7,352	7,626
Total Borrowings	5,537	8,167	8,648
Less: Borrowings, current portion	(190)	(159)	(159)
Total Borrowings, net of current portion	$5,347	$8,008	$8,489

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

EVAXION A/S
Notes to the Consolidated Financial Statements

In October 2025, the Company registered $2.7 million capital increase from exercise of 48,407,150 investor warrants from the January 2025 Public Offering.

In November 2025, the Company registered $0.1 million capital increase from exercise of 1,875,000 investor warrants from the January 2025 Public Offering.

As of December 31, 2025, the Company’s share capital of DKK 104.3 million consists of 417,010,756 ordinary shares.

JonesTrading Sales Agreement

On October 3, 2022, the Company entered into an At-The-Market (ATM) Issuance Sales Agreement with JonesTrading Institutional Services LLC (“JonesTrading”) under which the Company could sell up to an aggregate of $14.4 million of its ordinary shares represented by ADSs. The Company agreed to pay JonesTrading commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the Sales Agreement. The offering of the Company’s ADSs pursuant to the Sales Agreement will terminate at the earliest of (1) the sale of all of the ordinary shares subject to the Sales Agreement, or (2) termination of the Sales Agreement by the Company or JonesTrading. The Company and JonesTrading may terminate the sales agreement at any time upon ten days prior notice. JonesTrading may terminate the Sales Agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in their judgment, may make it impracticable or inadvisable to market or sell the Company’s ADSs or a suspension or limitation of trading the Company’s ADSs on The Nasdaq Capital Market.

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

In September 2025, the Company sold 1,018,000 ADSs at an average price of USD $4.3931 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, total proceeds to the Company from the sales of the ADSs were approximately $4.3 million.

December 10, 2025, the Company filed a prospectus supplement to the Prospectus Supplement dated March 26, 2025,

and Prospectus dated March 24, 2025. As of the date hereof, the aggregate market value of the Company’s ordinary shares represented by ADSs held by non-affiliates (“public float”), calculated in accordance with General Instruction I.B.5 of Form F-3 under the Securities Act of 1933, as amended, was approximately $75.9 million, which was calculated based on 344,711,416 ordinary shares (which would be represented by 6,894,228 ADSs) outstanding and held by non-affiliates as of November 4, 2025, at a price of $11.01 per ADS as of October 15, 2025, which was the highest closing price of the ADSs on The Nasdaq Capital Market within 60 days of the filing of this Prospectus Supplement.

The Company filed the Prospectus Supplement to amend the Prospectus to update the public float, and indicate that, because the public float is above $75.0 million, the Company is no longer subject to the sales limitations of General Instruction I.B.5 of Form F-3 with respect to the Registration Statement of which the Prospectus, as amended by the Prospectus Supplement, forms a part. Since the filing of the Registration Statement, the Company has sold $4,472,175.80 of ADSs pursuant to the Sales Agreement. Accordingly, because the Company no longer is subject to the sales limitations of General Instruction I.B.5, they may offer and sell up to an additional $45.52 million of ADSs pursuant to the Sales Agreement and Prospectus.

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

EVAXION A/S
Notes to the Consolidated Financial Statements

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

January 2025 Public Offering

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

Debt conversion of EIB loan

In connection with the conversion of the EIB loan on July 2025, 38,450.000 warrants were issued. The issued warrants were fair valued at 0.2164 DKK per warrant using the Black-Scholes valuation model considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividends. The warrants are equity classified, and the total fair value amounted to $1.3 million.

considering relevant inputs, including the expected share price volatility, remaining contractual term, risk-free interest rate and expected dividend

At year end 2025 and 2024, due to issue of shares and warrant exercise, the outstanding share capital was nominal DKK 104,252,689 and DKK 70,130,556, respectively.

EVAXION A/S
Notes to the Consolidated Financial Statements

The following are changes in the Company’s share capital for the years ended December 31, 2024 and 2025:

	Number of	Share Capital
	Ordinary Shares	(DKK in thousands)
Share capital, December 31, 2023	37,897,780	37,898
Capital increase January 2024 (exercised warrants)	9,216	9
Capital increase at January 26, 2024 (JonesTrading sales agreement)	2,633,550	2,634
Capital increase at February 3, 2024 (JonesTrading sales agreement)	4,450,000	4,450
Capital increase at February 5, 2024 (JonesTrading sales agreement)	3,125,000	3,125
Capital increase February 2024 (exercised warrants)	1,975,000	1,975
Capital increase February 2024 (exercised warrants)	2,060,000	2,060
Capital increase April 2024 (exercised warrants)	1,960,000	1,960
Capital increase July 2024 (exercised warrants)	1,640,000	1,640
Capital increase at August 12, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase at September 4, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase at September 5, 2024 (JonesTrading sales agreement)	10,000	10
Capital increase September 2024 (exercised warrants)	1,070,000	1,070
Capital increase at September 30, 2024 (JonesTrading sales agreement)	316,180	316
Capital increase at September 30, 2024 (JonesTrading sales agreement)	253,830	254
Capital increase October 2024 (exercised warrants)	1,240,000	1,240
Capital increase December 2024 (exercised warrants)	4,840,000	4,840
Capital increase December 2024 (exercised warrants)	6,630,000	6,630
Share capital, December 31, 2024	70,130,556	70,131
Capital increase at January 8, 2025 (exercides warrants)	6,360,000	6,360
Capital increase at January 16, 2025 (exercides warrants)	2,150,000	2,150
Capital decrease at January 17, 2025	0	(58,980)
Capital increase at January 27, 2025 (JonesTrading)	34,820,000	8,705
Capital increase at January 31, 2025 (public offering)	177,451,100	44,363
Capital increase at January 31, 2025 (public offering)	22,416,950	5,604
Capital increase at February 5, 2025 (exercised warrants)	2,500,000	625
Capital increase at September 26, 2025 (JonesTrading)	50,900,000	12,725
Capital increase at October 3, 2025 (exercised warrants)	21,705,100	5,426
Capital increase at October 7, 2025 (exercised warrants)	1,325,150	331
Capital increase at October 8, 2025 (exercised warrants)	1,625,000	406
Capital increase at October 9, 2025 (exercised warrants)	1,875,000	469
Capital increase at October 9, 2025 (exercised warrants)	1,875,000	469
Capital increase at October 10, 2025 (exercised warrants)	922,500	231
Capital increase at October 10, 2025 (exercised warrants)	137,500	34
Capital increase at October 15, 2025 (exercised warrants)	2,025,000	506
Capital increase at October 16, 2025 (exercised warrants)	6,479,400	1,620
Capital increase at October 17, 2025 (exercised warrants)	5,350,000	1,338
Capital increase at October 20, 2025 (exercised warrants)	400,000	100
Capital increase at October 20, 2025 (exercised warrants)	1,875,000	469
Capital increase at October 21, 2025 (exercised warrants)	2,025,000	506
Capital increase at October 22, 2025 (exercised warrants)	200,000	50
Capital increase at October 24, 2025 (exercised warrants)	275,000	69
Capital increase at October 28, 2025 (exercised warrants)	312,500	78
Capital increase at November 4, 2025 (exercised warrants)	1,875,000	469
Share capital, December 31, 2025	417,010,756	104,253

The Company’s share capital consists of the following ordinary shares:

	December 31,
	2025	2024
	(USD in thousands)
Authorized, issued and fully paid
417,010,756 (2024: 70,130,556) ordinary shares of DKK 0.25 each (2024: ordinary shares of DKK 1 each)	$15,791	$10,516
Total share capital	$15,791	$10,516

The Company’s ordinary shares shall confer on the holders thereof the right to receive notice of, attend and vote at general meetings of the Company.

EVAXION A/S
Notes to the Consolidated Financial Statements

Executive Management’s and Board of Director’s holding of shares

At December 31, 2025, the board of directors and executive management held the following shareholdings in the Company (including 60‑Day‑Exercisable Warrants):

	2025	2024	2023
Number of ordinary shares owned
Helen Tayton-Martin	277,778	—	-
Thomas Frederik Schmidt	968,600	—	-
Birgitte Rønø	262,871	187,170	148,123
Andreas Holm Mattsson	6,330,118	4,289,341	4,267,931
Executive Management in total	7,839,367	4,476,511	4,416,054

	2025	2024	2023
Number of ordinary shares owned
Roberto Prego	726,169	561,156	539,069
Lars Holtug	483,391	179,978	157,891
Marianne Søgaard	6,473,997	1,777,471	1,684,547
Lars Aage Staal Wegner	837,900	681,842	-
Board of Directors in total	8,521,457	3,200,447	2,381,507

Note 20. Related Party Transactions

The Company’s related parties are comprised of significant shareholders of the Company, the executive management group, the board of directors and the close members of the family of these people.

The Company has not granted any loans, guarantees, or other commitments to or on behalf of any of the members in the board of directors or executive management. Other than the remuneration and other transactions relating to the board of directors or executive management and capital increases on the same terms as other investors, no other significant transactions have taken place with the board of directors or executive management for the years ended December 31, 2025, and 2024.

Note 21. Commitments and Contingencies

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

At December 31, 2025, the Company had the following contractual commitments which fall due as follows:

	December 31, 2025
	(USD in thousands)
	Contractual cash flows	< 1 year	1– 2 years	2– 5 years	>5 years	Total
		(USD in thousands)
Purchase obligations	$—	$79	$68	$111	$—	$258
Total	$—	$79	$68	$111	$—	$258

EVAXION A/S
Notes to the Consolidated Financial Statements

The purchase obligations consists of a rental agreement on facility equipment as well as IT & Security services.

At December 31, 2024, the Company had the following contractual commitments which fall due as follows:

	December 31, 2024
	(USD in thousands)
	Contractual cash flows	< 1 year	1– 2 years	2– 5 years	>5 years	Total
		(USD in thousands)
Purchase obligations	$—	$81	$51	$51	$—	$183
Total	$—	$81	$51	$51	$—	$183

The purchase obligations consist of rental agreement on facility equipment as well as IT & Security services.

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

Changes in the provision balance during the year ended December 31, 2025, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2025	$141
Currency adjustment	17
Carrying amount at December 31, 2025	$158

Changes in the provision balance during the year ended December 31, 2024, are as follows:

Provisions
(USD in
thousands)
Carrying amount at January 1, 2024	$149
Currency adjustment	(8)
Carrying amount at December 31, 2024	$141

Note 23. Fees to Auditors

The following table presents the fees to our independent registered public accounting firm, EY Godkendt Revisionspartnerselskab, recognized in general and administrative expenses in the consolidated statements of comprehensive loss for the years ended December 31, 2025, and 2024. This note was prepared in accordance with the requirements of the Danish Financial Statements Act:

	Years Ended December 31,
	2025	2024
	(USD in thousands)
Audit fees	$329	$297
Audit related fees	106	190
Other fees	80	198
Total fees	$515	$685

EVAXION A/S
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

Note 24. Events After the Reporting Period

No events have occurred after the reporting date that would influence the evaluation of these consolidated financial statements.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Date	Incorporated by Reference Number	File Number	Provided Herewith
1.1	Articles of Association currently in effect (including English translation)	6-K	11/18/2025	1.1	001-39950
2.1	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of the American Depositary Shares	F-6	01/12/2021	1	333-252038
2.2	Form of Specimen American Depositary Receipt (included in Exhibit 2.1)
4.1	CAF®09b Supply, Patent Know How & Trademark License Agreement dated November 30, 2020, between Statens Serum Institut and Evaxion Biotech A/S	F-1	01/08/2021	10.1	333-251982
4.2	Finance Contract between European Investment Bank and Evaxion Biotech A/S dated August 6, 2020	F-1	01/08/2021	10.2	333-251982
4.3	Lease Agreement dated October 2, 2020 between Evaxion Biotech A/S and DTU Science Park A/S.	F-1	01/08/2021	10.3	333-251982
4.4	Clinical Trial Collaboration and Supply Agreement by and among Evaxion Biotech A/S, MSD International GmbH and MSD International Business GmbH, subsidiaries of Merck & Co., Inc., (known collectively as MSD outside the United States and Canada) (Incorporate by Reference to Exhibit 99.2 to Form 6-K filed with the Commission on October 25, 2021).	6-K	10/25/2021	99.2	001-39950
4.5	Purchase Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.1	001-3950
4.6	Registration Rights Agreement dated June 7, 2022, between Evaxion Biotech A/S and Lincoln Park Capital Fund, LLC	6-K	06/07/2022	10.2	001-3950
4.7	Capital on DemandTM Sales Agreement dated October 3, 2022 between Evaxion Biotech A./S and JonesTrading Institutional Services LLC	6-K	10/04/2022	1.1	001-3950
4.8	Agreement for the Issuance and Subscription of Notes	6-K	08/04/2023	10.1	001-39950
4.9	Form of Securities Purchase Agreement	6-K	12/21/2023	10.1	001-39950
4.10	Form of Investment Agreement	6-K	12/21/2023	10.2	001-39950
4.11	Form of Registration Rights Agreement	6-K	12/21/2023	10.3	001-39950
4.12	Engagement Agreement, by and between the Company and H.C. Wainright & Co., LLC, dated as of September 27, 2023, as amended	F-1/A	01/31/2024	1.1	333-276505

II-1

4.13	Form of Placement Agent Warrant	F-1/A	01/30/2024	4.6	333-276505
4.14	Form of Securities Purchase Agreement	6-K	02/05/2024	99.1	001-39950
4.15	Form of Series A Warrant	6-K	02/05/2024	99.3	001-39950
4.16	Form of Prefunded Warrant	6-K	02/05/2024	99.2	001-39950
4.17	Amendment to Warrants	6-K	06/24/2024	10.1	001-39950
4.18	Option and License Agreement	6-K	10/01/2024	10.1	001-39950
4.19	Co-Ownership Agreement	6-K	07/02/2024	10.1	001-39950
4.20	License Agreement	6-K	07/02/2024	10.1	001-39950
4.21	Form of Securities Purchase Agreement	F-1/A	01/30/2024	10.1	333-276505
4.22	Form of Pre-funded warrants for this offering	F-1/A	12/17/2024	4.7	333-283304
4.23	Form of Ordinary warrants	F-1/A	12/17/2024	4.8	333-283304
8.1	List of Subsidiaries of the Registrant	F-1/A	11/03/2021	21.1	333-260493
11.1	Insider Trading Policy					X
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
15.1	Consent of EY Godkendt Revisionspartnerselskab					X
97.1	Clawback Policy					X
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the nline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

II-2

Signatures

Evaxion A/S hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Evaxion A/S
/s/ Helen Tayton-Martin
Name:	Helen Tayton-Martin
Title:	Chief Executive Officer
Date:	March 5, 2026

/s/ Thomas Frederik Schmidt
Name:	Thomas Frederik Schmidt
Title:	Chief Financial Officer
Date:	March 5, 2026

II-3